As confidentially submitted to the Securities and Exchange Commission on October 24, 2016

CONFIDENTIAL TREATMENT REQUESTED

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JX HOLDINGS KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

JX HOLDINGS, INC.

(Translation of registrant name into English)

JAPAN

(Jurisdiction of incorporation or organization)

1311

(Primary Standard Industrial Classification Code Number)

Not Applicable

(I.R.S. Employer Identification Number)

1-2, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8161

Japan

(81-3)–6257-7075

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JX Nippon Oil & Energy (Americas) Inc.

630 Fifth Avenue, Suite 2285, New York, NY 10111

(212) 247-3209

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copy to:

Masahisa Ikeda, Esq.

Shearman & Sterling LLP

Fukoku Seimei Building, 5th Floor

2-2, Uchisaiwaicho 2-Chome

Chiyoda-ku, Tokyo 100-0011

Japan

(81-3) 5251-1601

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock of JX Holdings, no par value	130,696,152	Not Applicable	$	$

(1)	Based upon the estimated number of shares of the Registrant’s common stock that may be allocated to U.S. holders of common stock of TonenGeneral Sekiyu K.K., or TonenGeneral, in connection with the statutory share exchange. Such estimate has been calculated by multiplying 928,782,825, which is the maximum number of shares of the Registrant’s common stock that may be allocated in the share exchange, by a fraction, of which the numerator is 51,502,666, which is the number of shares of TonenGeneral common stock held of record by U.S. holders on September 30, 2016 (the most recent date for which information with respect to such record holders can be determined), and the denominator is 366,000,000, which is the total number of issued shares of TonenGeneral common stock as of such date.
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(f) and Rule 457(c) under the Securities Act of 1933, as amended, based on the market value of the securities of TonenGeneral to be exchanged in the share exchange for securities of the Registrant, by taking ¥ , which is the average of the high and low prices per share of TonenGeneral common stock as reported on the Tokyo Stock Exchange as of , 2016 (converted into dollars based on ¥ = U.S.$1.00, which is the noon buying rate for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York as in effect on such date), multiplied by 51,502,666, which is the total number of shares of TonenGeneral common stock held of record by U.S. holders on September 30, 2016 (the most recent date for which information with respect to TonenGeneral U.S. record holders can be determined).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This preliminary prospectus is not complete. JX Holdings may amend this preliminary prospectus without notice. JX Holdings may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 24, 2016

Prospectus

JX HOLDINGS, INC.

Exchange of Shares of Common Stock of JX Holdings, Inc.

for Shares of TonenGeneral Sekiyu K.K.

The boards of directors of JX Holdings, Inc., or JX Holdings, and TonenGeneral Sekiyu K.K., or TonenGeneral, have agreed to a statutory share exchange between the two companies under the Companies Act of Japan pursuant to which all of the shares of TonenGeneral will be exchanged for shares of JX Holdings. On August 31, 2016, the two companies entered into an integration agreement and a related share exchange agreement setting forth the exchange ratio and other terms of the transaction. In the share exchange, each shareholder of TonenGeneral will receive 2.55 shares of JX Holdings common stock for each share of TonenGeneral common stock that such shareholder holds.

The share exchange may only be completed upon the approval of the share exchange agreement by shareholders of JX Holdings and TonenGeneral and certain other conditions being satisfied. The additional conditions and other terms of the share exchange are more fully described in this prospectus in the section entitled “The Share Exchange.” Under the current schedule, if the shareholders of each company approve the share exchange agreement and the other conditions are satisfied, the share exchange is expected to become effective on April 1, 2017. JX Holdings is expected to be renamed JXTG Holdings, Inc., or Holdco, following the consummation of the share exchange.

This prospectus has been prepared for holders of TonenGeneral common stock who are resident in the United States to provide them with detailed information about the share exchange and the shares of JX Holdings common stock to be issued and delivered in connection with the share exchange. You are encouraged to read this prospectus in its entirety.

The date, time and place of the extraordinary general meeting of TonenGeneral shareholders are as follows:

December 21, 2016 at 10:00 a.m. (Japan time)

“Pegasus” room, 1F, Hilton Tokyo Odaiba, 9-1, Daiba 1-chome, Minato-ku, Tokyo

Japan

Shareholders of record of TonenGeneral as of September 30, 2016 will be entitled to vote at TonenGeneral’s extraordinary general meeting of shareholders. To attend and vote at the extraordinary general meeting of shareholders, shareholders of TonenGeneral must follow the procedures outlined in the convocation notice and the mail-in voting card and other voting and reference materials which will be distributed by TonenGeneral. The affirmative vote of the holders of at least two-thirds of the voting rights represented at its extraordinary general meeting of shareholders, at which shareholders holding at least one-third of the total voting rights are present, is required to approve the share exchange agreement.

TonenGeneral shareholders are entitled to exercise dissenters’ appraisal rights in connection with the share exchange by complying with applicable procedures under the Companies Act of Japan. See “The Share Exchange—Dissenters’ Appraisal Rights” beginning on page 64 of this prospectus.

You should carefully consider the risk factors beginning on page 7 of this prospectus.

TONENGENERAL IS NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the share exchange or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                    , 2016.

REFERENCE TO ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form F-4, which includes additional important business and financial information about JX Holdings, Inc. and TonenGeneral that is not included in or delivered with this prospectus. This information is available to you without charge upon written or oral request. If you would like to receive any of the additional information, please contact:

JX Holdings, Inc.

Investor Relations Group

1-2, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8161

Japan

Telephone: +81-3-6257-7075

Please note that copies of documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this prospectus.

In order to receive timely delivery of requested documents in advance of the extraordinary general meeting of shareholders of TonenGeneral, you should make your request no later than December 14, 2016, which is five business days before you must make a decision regarding the share exchange.

See “Where You Can Find More Information” on page 185.

As used in this prospectus, references to “JX Holdings” are to JX Holdings, Inc., references to “TonenGeneral” are to TonenGeneral Sekiyu K.K. and references to “Holdco” are to JXTG Holdings, Inc., to which JX Holdings will be renamed after the consummation of the share exchange, in each case on a consolidated basis except where the context otherwise requires. References to the “share exchange” are to the proposed share exchange, the terms of which are set forth in the share exchange agreement dated August 31, 2016 between JX Holdings and TonenGeneral. Unless the context otherwise requires, references in this prospectus to the financial results or business of “JX Holdings” refer to those of JX Holdings and its consolidated subsidiaries, of “TonenGeneral” refer to those of TonenGeneral and its consolidated subsidiaries and of “Holdco” refer to those of Holdco and its consolidated subsidiaries, including TonenGeneral.

As used in this prospectus, “U.S. dollar,” “dollar” or “$” means the lawful currency of the United States of America, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan.

As used in this prospectus, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and “Japanese GAAP” or “JGAAP” means accounting principles generally accepted in Japan. The consolidated financial information contained in this prospectus has been presented in accordance with IFRS, except for certain specifically-identified information which was prepared in accordance with Japanese GAAP. Unless otherwise stated or the context otherwise requires, all amounts in the financial statements contained in this prospectus are expressed in Japanese yen.

In tables appearing in this prospectus, figures may not add up to totals due to rounding.

Appendix A	—	English Translation of Integration Agreement

Appendix B	—	Fairness Opinion Delivered by Merrill Lynch Japan Securities Co., Ltd.

Appendix C	—	Fairness Opinion Delivered by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Page
Appendix D	—	English Translation of Selected Articles of the Companies Act of Japan

Appendix E	—	Unaudited Japanese GAAP Summary Financial Information of JX Holdings for the Three Months Ended June 30, 2016

Appendix F	—	Unaudited Japanese GAAP Summary Financial Information of TonenGeneral for the Months Ended , 2016

QUESTIONS AND ANSWERS ABOUT THE SHARE EXCHANGE AND

VOTING PROCEDURES FOR THE EXTRAORDINARY

GENERAL MEETINGS OF SHAREHOLDERS

Q. What are JX Holdings and TonenGeneral proposing?

A. JX Holdings and TonenGeneral are proposing to integrate their businesses through a statutory share exchange under the Companies Act of Japan, or the Companies Act. Through the share exchange, shareholders of TonenGeneral will become shareholders of JX Holdings, and TonenGeneral will become a wholly-owned subsidiary of JX Holdings. Immediately after the share exchange is consummated, TonenGeneral is expected to be merged with and into JX Nippon Oil & Energy Corporation, another wholly-owned subsidiary of JX Holdings. JX Holdings will serve as the holding company for the combined group and is expected to be renamed JXTG Holdings, Inc., or Holdco, following the consummation of the share exchange.

Q. Why are JX Holdings and TonenGeneral proposing the share exchange?

A. JX Holdings and TonenGeneral plan to conduct the share exchange in order to develop into one of the most prominent and internationally-competitive comprehensive energy, natural resource and materials company groups in Asia, and to contribute to the development of a sustainable and vigorous economy and society.

Q. What will I receive in the share exchange?

A. TonenGeneral shareholders as of the time immediately preceding the effective date of the share exchange will receive 2.55 shares of JX Holdings common stock for each share of TonenGeneral common stock which they hold. Such shares will be allocated to shareholders of TonenGeneral who are recorded or registered on the register of shareholders as of the time immediately preceding the effective date of the share exchange. Holders of TonenGeneral common stock who have duly exercised their dissenters’ appraisal rights will not receive shares of JX Holdings common stock for shares of TonenGeneral common stock.

Q. How did JX Holdings and TonenGeneral determine the exchange ratio?

A. JX Holdings and TonenGeneral conducted thorough negotiations and discussions regarding the exchange ratio, each taking into consideration the analyses of its financial advisors, the results of its due diligence, the financial condition and assets of each party, and other factors. As a result of these negotiations and discussions concerning the exchange ratio, JX Holdings and TonenGeneral each reached the conclusion that the exchange ratio was appropriate and on August 31, 2016 agreed upon the exchange ratio in the share exchange.

Q. How does TonenGeneral’s board of directors recommend that its shareholders vote?

A. The TonenGeneral board of directors unanimously recommends approval of the share exchange agreement.

Q. What vote of TonenGeneral’s shareholders is required to approve the share exchange agreement?

A. The affirmative vote of the holders of at least two-thirds of the voting rights of TonenGeneral represented at the general meeting of shareholders, at which shareholders holding at least one-third of the total voting rights are present, is required to approve the share exchange agreement. Shareholders of TonenGeneral will have one voting right per one unit of shares of TonenGeneral common stock, which constitutes 1,000 shares.

Q. After the share exchange, how much of Holdco will TonenGeneral’s shareholders own?

A. Former shareholders of TonenGeneral will hold approximately 27.12% of the outstanding common stock of Holdco after the share exchange.

i

Q. How will fractional shares be treated in the share exchange?

A. Shareholders of TonenGeneral will not receive any fractional shares of common stock of JX Holdings in the share exchange. Instead, the shares representing the aggregate of all such fractions (in cases where such aggregated shares include any fractional shares, such fraction will be rounded down) will be sold in the Japanese market or sold to JX Holdings at the market price and the net cash proceeds from the sale will be distributed to the former holders of TonenGeneral shares on a proportionate basis in accordance with their respective fractions.

Q. How will shareholders with less than a unit of shares of Holdco shares be treated after the share exchange?

A. The articles of incorporation of JX Holdings, which will be renamed JXTG Holdings, Inc. after the share exchange, provide that 100 shares of its common stock constitute one unit, which will have one voting right. If the share exchange is consummated, Holders of TonenGeneral common stock who hold 39 or less shares will receive less than one unit of JX Holdings shares through the share exchange, as well as cash in lieu of fractional shares if the number of shares they hold multiplied by 2.55, the exchange ratio, would result in a fraction. Holders of TonenGeneral common stock who hold 40 or more shares may receive JX Holdings shares that constitute at least one unit and shares that constitute less than one unit, as well as cash in lieu of fractional shares if the number of their shares multiplied by 2.55 would result in a fraction. Shares constituting less than one unit will not carry voting rights, although holders of less than one unit of shares will be registered in Holdco’s register of shareholders. A holder of shares constituting less than one unit of Holdco shares may request Holdco to purchase those shares at their market value in accordance with the Companies Act, Holdco’s articles of incorporation and its share handling regulations. Moreover, Holdco’s articles of incorporation will provide that a holder of less than a unit of Holdco shares may request that Holdco sell to the holder from any available treasury stock an amount of shares which will, when added to the number of shares held by such holder, constitute one unit of shares.

Q. Can the number of shares of JX Holdings common stock issued in exchange for shares of TonenGeneral common stock change between now and the time when the share exchange is consummated?

A. No. The exchange ratio has been fixed and, unless the integration agreement and the related share exchange agreement are amended, will not change regardless of any changes in the trading prices of either JX Holdings or TonenGeneral common stock between now and the effectiveness of the share exchange. For a more detailed discussion of the fixed exchange ratio, see the first risk factor under “Risk Factors—Risks Related to the Share Exchange.”

Q. When is the share exchange expected to become effective?

A. The share exchange, if approved, is expected to become effective on or around April 1, 2017 unless the share exchange agreement is terminated or amended in accordance with its terms.

Q. Will TonenGeneral shareholders receive dividends on TonenGeneral common stock they hold for the fiscal year ending December 31, 2016?

A. TonenGeneral expects to pay dividends in March 27, 2017 to holders of record of its common stock as of December 31, 2016. TonenGeneral’s payment of dividends will be subject to the approval of its shareholders. For a more detailed discussion of dividends, see “The Integration Agreement.”

Q. Will the TonenGeneral shareholders of record as of September 30, 2016 be given the right to vote at Holdco’s ordinary general shareholders’ meeting planned to be held in June 2017?

A. No, the TonenGeneral shareholders of record as of September 30, 2016 will not be given the right to vote at Holdco’s ordinary general shareholders’ meeting planned to be held in June 2017, as only the JX Holdings shareholders of record as of March 31, 2017 will be given the right to vote.

Q. How will trading in shares of TonenGeneral common stock be affected in connection with the consummation of the share exchange?

A. TonenGeneral expects that the last day of trading in its shares on the Tokyo Stock Exchange will be March 29, 2017, three trading days prior to the effective date of the share exchange, and that its shares will be delisted the following day.

Q. How will the legal rights of JX Holdings shares differ from the legal rights of TonenGeneral shares?

A. There are no material differences in the legal rights of holders of JX Holdings common stock as compared to those of the holders of TonenGeneral common stock, except that: (i) the record date for TonenGeneral’s year-end dividends and the determination of shareholders entitled to vote at the annual meeting of shareholders is December 31 (and the record date for interim dividends is June 30), while the record date for the same matters for JX Holdings is March 31 (and the record date for interim dividends is September 30); (ii) the number of shares in a unit of shares of TonenGeneral common stock is 1,000, while that of JX Holdings is 100; (iii) a holder of shares of less than one unit of shares of JX Holdings does not have any right as a shareholder of such shares other than (x) the rights stipulated in each item of Article 189(2) of the Companies Act, (y) the right to receive allotment of shares and stock acquisition rights in proportion to the number of shares held by such holder, and (z) the right to demand that JX Holdings sell to the holder from any available treasury stock such number of shares as may be necessary to raise the holder’s share ownership to a whole unit, whereas a holder of less than one unit of shares of TonenGeneral has the same rights as any other shareholder (other than the right to vote at a shareholders’ meeting and any rights deriving from such voting rights, with respect to such shares constituting less than one unit); and (iv) unclaimed dividends of TonenGeneral will be forfeited after five years, while unclaimed dividends of JX Holdings will be forfeited after three years.

Q. What are the Japanese tax consequences of the share exchange?

A. Non-resident holders of shares of TonenGeneral common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from TonenGeneral as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Mori Hamada & Matsumoto, Japanese counsel to JX Holdings, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

Q. What are the U.S. tax consequences of the share exchange?

A. The share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation have not been structured to achieve a particular treatment for U.S. federal income tax purposes, and JX Holdings and TonenGeneral have no obligation to structure the share exchange or the merger in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to JX Holdings, that, as the share exchange and the merger are structured, it is more likely than not that either (i) the share exchange, considered independently of the merger, will qualify as tax-deferred reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, or (ii) the share exchange and the merger, considered together as an integrated transaction, will qualify as tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, qualification of the share exchange or the integrated transaction as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange and the merger. If the share exchange or the integrated transaction qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of TonenGeneral common stock for shares of JX Holdings common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of JX Holdings common stock and unless TonenGeneral has been a passive foreign investment company, or PFIC, at any time during the holding period of the U.S. Holder. If neither the share exchange, considered independently, nor the integrated transaction qualifies as a reorganization, a U.S. Holder that exchanges its shares of TonenGeneral common stock for shares of JX Holdings common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of JX Holdings common stock received and (b) any cash received in lieu of fractional shares of JX Holdings common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of TonenGeneral common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to JX Holdings, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange and the integrated transaction.

Q. What is the record date for voting at the extraordinary general meeting of shareholders of TonenGeneral?

A. The record date is September 30, 2016. Accordingly, holders of record of at least one unit of TonenGeneral common stock as of that date will be eligible to vote at the extraordinary general meeting of shareholders of TonenGeneral scheduled to be held on December 21, 2016. Shareholders of TonenGeneral whose shares were issued or obtained after the record date will not be entitled to vote at the extraordinary general meeting of shareholders.

Q. How do I vote at the extraordinary general meeting of shareholders of TonenGeneral?

A. You may exercise voting rights by voting via the Internet, submitting a mail-in voting card, attending the meeting in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan. TonenGeneral will distribute a mail-in voting card which contains the login ID and password for Internet voting and other voting and reference materials to shareholders eligible to vote who are residents of Japan that will enable them to exercise their voting rights. Voting via the Internet must be done, and completed mail-in voting cards must be received by TonenGeneral, by 5:00 p.m. (Japan time) one business day prior to the extraordinary general shareholders’ meeting.

For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, TonenGeneral will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of TonenGeneral through a securities broker located outside of Japan, TonenGeneral will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. TonenGeneral shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, TonenGeneral will send voting and reference materials to that mailing address.

In addition to the exercise of voting rights as described above, institutional investors may use the “Electronic Voting Platform for Institutional Investors” which is operated by ICJ, Inc. to exercise their voting rights at the extraordinary general meeting of shareholders.

Q. How will shares represented by mail-in voting cards be treated at the extraordinary general meeting of shareholders?

A. The mail-in voting cards used for the extraordinary general meeting of TonenGeneral shareholders will list the proposals to be voted on by shareholders at the extraordinary general meeting of shareholders, including the approval of the share exchange agreement. A mail-in voting card will allow a shareholder to indicate his or her approval or disapproval with respect to each proposal. In accordance with Japanese law and practice, TonenGeneral intends to count towards the quorum for its extraordinary general meeting of shareholders any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals, and count those mail-in voting cards as voting in favor of the share exchange agreement and the other proposals referred to in the mail-in voting cards. Any mail-in voting cards will become void if the shareholder who voted by mail attends the meeting in person or through another shareholder with voting rights whom the shareholder appointed as his or her attorney-in-fact.

Q. May I revoke my vote after I submit a mail-in voting card or vote via the Internet?

A. Yes. Any person who votes via the Internet or by a mail-in voting card by mail may revoke it any time before it is voted in any of the following ways:

•	by sending another mail-in voting card dated a later date than the previous mail-in voting card to TonenGeneral if TonenGeneral redistributes mail-in voting cards;

•	by voting via the Internet (the vote via the Internet will prevail even if a mail-in voting card dated later than the vote via the Internet is submitted); or

•	by voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan, at the extraordinary general meeting of shareholders of TonenGeneral.

TonenGeneral shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

Q. If my shares are held in “street name” by my broker, will my broker vote them for me without instructions?

A. Whether your broker will vote your shares without your instructions depends on the terms of the agreement entered into by you and your broker. Therefore, you are encouraged to contact your broker directly to confirm the applicable voting procedure.

Q. Do I have dissenters’ appraisal rights in connection with the share exchange?

A. Under the Companies Act, you are entitled to dissenters’ appraisal rights in connection with the share exchange in accordance with the procedures set forth in the Companies Act and related laws and regulations and share handling regulations of TonenGeneral. Any TonenGeneral shareholder (i) who notifies TonenGeneral prior to the extraordinary general meeting of shareholders of his or her intention to oppose the share exchange, and who votes against the approval of the share exchange agreement at the shareholders’ meeting; or (ii) who is not entitled to vote at such extraordinary general meeting of shareholders; and complies with the other relevant procedures set forth in the Companies Act and related laws and regulations and share handling regulations of TonenGeneral, may demand that TonenGeneral purchase his or her shares of TonenGeneral common stock at fair value. There is no statutory or established rule for the calculation of fair value, but in court precedents fair value usually means the market price in the case of securities traded on a securities exchange. If the corporate value of the issuer is adversely affected by the share exchange, however, the fair value usually means a market price at which the share would have been traded had the share exchange not been consummated. Under the Companies Act, the issuer and the shareholders exercising appraisal right are expected to agree on the fair value. If they do not reach an agreement, the court would ultimately determine the fair value.

If you vote against the share exchange agreement via the Internet or by submitting a mail-in voting card, such submission will satisfy all requirements mentioned in (i) above. Such demand must be made within the period from the day 20 days prior to the effective date of the share exchange to the day immediately preceding the effective date of the share exchange.

The failure of a TonenGeneral shareholder who is entitled to vote at the extraordinary general meeting of shareholders to provide such notice prior to the shareholders’ meeting or to vote against the approval of the share exchange agreement at the shareholders’ meeting will in effect constitute a waiver of the shareholder’s right to demand that TonenGeneral purchase his or her shares of TonenGeneral common stock at fair value.

v

There are other procedural issues that you may wish to consider when deciding whether to exercise your dissenters’ appraisal rights. See “The Share Exchange—Dissenters’ Appraisal Rights” for a more detailed description of dissenters’ appraisal rights. The dissenters’ appraisal rights for shareholders of TonenGeneral, as a company becoming a wholly owned subsidiary through a share exchange, are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix D.

Q. Whom can I call with questions?

A. If you have more questions about the share exchange, you should contact:

JX Holdings, Inc.

Investor Relations Group

1-2, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8161

Japan

Telephone: +81-3-6257-7075

TonenGeneral Sekiyu K.K.

Law Department

W Building, 8-15, Kohnan 1-chome

Minato-ku, Tokyo 108-8005

Japan

Telephone: +81-3-5495-6000

SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire prospectus for a more complete understanding of the share exchange being considered at the extraordinary general meeting of TonenGeneral shareholders.

As used in this prospectus, references to “JX Holdings” are to JX Holdings, Inc., references to “TonenGeneral” are to TonenGeneral Sekiyu K.K. and references to “Holdco” are to JXTG Holdings, Inc., to which JX Holdings will be renamed after the consummation of the share exchange. References to the “share exchange” are to the proposed share exchange between JX Holdings and TonenGeneral, the terms of which are set forth in the integration agreement and the related share exchange agreement dated August 31, 2016 between JX Holdings and TonenGeneral. Unless the context otherwise requires, references in this prospectus to the financial results or business of “JX Holdings” refer to those of JX Holdings and its consolidated subsidiaries, of “TonenGeneral” refer to those of TonenGeneral and its consolidated subsidiaries, and of “Holdco” refer to those of Holdco and its consolidated subsidiaries, including TonenGeneral.

The Companies

JX Holdings, Inc. 1-2, Otemachi 1-chome Chiyoda-ku, Tokyo 100-8161 Japan (81-3) 6257-7075	TonenGeneral Sekiyu K.K. 8-15, Kohnan 1-chome Minato-ku, Tokyo 108-8005 Japan (81-3) 5495-6000

JX Holdings

(page 69)

JX Holdings is a joint-stock company incorporated under the laws of Japan. It operates three reportable segments and other business activities: Energy segment, Oil and Natural Gas Exploration and Production, or Oil and Natural Gas E&P, segment, Metals segment and other business activities. It is the largest oil refiner in Japan in terms of refining capacity according to the Petroleum Association of Japan and one of Japan’s largest oil and gas explorers and producers in terms of production volume according to the Japan Petroleum Development Association. In addition, its network of service stations is the largest in Japan in terms of number according to Sekiyu Shiryo, an industry publication by Sekiyu Tsushin K.K.

TonenGeneral

(page 109)

TonenGeneral Sekiyu K.K., or TonenGeneral, is an integrated petroleum company engaged in the refining of crude oil and the manufacturing and sale of petroleum and petrochemical products. The common stock of TonenGeneral is listed on the First Section of the Tokyo Stock Exchange.

The Share Exchange

(page 44)

The boards of directors of JX Holdings and TonenGeneral have agreed to a statutory share exchange under the Companies Act, pursuant to which shares of TonenGeneral will be exchanged for shares of JX Holdings, and

TonenGeneral will become a wholly owned subsidiary of JX Holdings, which will serve as the holding company for the combined group and is expected to be renamed Holdco following the consummation of the share exchange. Immediately after the share exchange is consummated, TonenGeneral is expected to be merged with and into JX Nippon Oil & Energy Corporation, another wholly-owned subsidiary of JX Holdings.

On August 31, 2016, JX Holdings and TonenGeneral entered into the integration agreement and the related share exchange agreement setting forth the terms of the share exchange. Upon the share exchange, each shareholder of TonenGeneral who is recorded or registered on the register of shareholders as of the time immediately preceding the share exchange will receive 2.55 shares of JX Holdings common stock in exchange for each share of TonenGeneral common stock that such shareholder holds. The resulting number of shares of JX Holdings common stock to which TonenGeneral shareholders are entitled will be recorded in JX Holdings’ register of shareholders. The shares representing the aggregate of all fractional shares (in cases where such aggregated shares include any fractional shares, such fraction will be rounded down) will be sold in the Japanese market or sold to JX Holdings at the market price and the net cash proceeds from the sale will be distributed to the former holders of TonenGeneral shares on a proportionate basis in accordance with their respective fractions.

The share exchange can only be completed if the share exchange agreement is approved by the shareholders of JX Holdings and TonenGeneral and certain other conditions are satisfied. If the share exchange agreement is approved by the shareholders of both JX Holdings and TonenGeneral and the other conditions for completing the share exchange are satisfied, the share exchange is expected to become effective on April 1, 2017.

Reasons for the Share Exchange

(page 48)

JX Holdings and TonenGeneral are entering into the share exchange and integration of their business and management in an effort to develop into one of the most prominent and internationally-competitive comprehensive energy, natural resource and materials company groups in Asia, and to contribute to the development of a sustainable and vigorous economy and society.

The Extraordinary General Meeting of Shareholders

(page 41)

To seek shareholders’ approval of the share exchange agreement and certain related matters, the board of directors of TonenGeneral has convened an extraordinary meeting of shareholders. Under Japanese law and the articles of incorporation of TonenGeneral, the notice of an extraordinary meeting of shareholders must be dispatched at least two weeks in advance to all shareholders of record who have voting rights. TonenGeneral will distribute materials to shareholders that will enable them to exercise their voting rights.

The date, time and place of the meeting is expected to be December 21, 2016, at 10:00 a.m. (Japan time), at “Pegasus” room, 1F, Hilton Tokyo Odaiba, 9-1, Daiba 1-chome, Minato-ku, Tokyo, Japan.

Shareholders may exercise voting rights by voting via the Internet, submitting a mail-in voting card, attending the meeting in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan. TonenGeneral will distribute a mail-in voting card which contains the login ID and password for Internet voting and other voting and reference materials to shareholders eligible to vote who are residents of Japan that will enable them to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, TonenGeneral will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of TonenGeneral through a securities broker located outside of Japan, TonenGeneral will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. TonenGeneral shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, TonenGeneral will send voting and reference materials to that mailing address. In addition to the exercise of voting rights as described above, institutional investors may use the “Electronic Voting Platform for Institutional Investors” which is operated by ICJ, Inc. to exercise their voting rights at the extraordinary general meeting of shareholders.

The affirmative vote of the holders of at least two-thirds of the voting rights of TonenGeneral present or represented at its extraordinary meeting of shareholders, at which shareholders holding at least one-third of the total voting rights of TonenGeneral who are entitled to exercise their voting rights are present or represented, is required to approve the share exchange agreement. Shareholders of TonenGeneral will have one voting right per one unit of shares of TonenGeneral common stock, which constitutes 1,000 shares.

As of September 30, 2016, the directors and audit & supervisory board members of TonenGeneral owned approximately 0.02% of the voting rights of TonenGeneral common stock. As of September 30, 2016, directors, executive officers and audit & supervisory board members of JX Holdings owned none of the voting rights of TonenGeneral common stock.

Determination of the Board of Directors of TonenGeneral with Respect to the Share Exchange

(page 48)

On August 31, 2016, the board of directors of TonenGeneral determined that the terms of the share exchange are appropriate and in the best interests of TonenGeneral and its shareholders and unanimously recommends that the TonenGeneral shareholders vote to approve the share exchange agreement.

In determining whether to approve the share exchange agreement, the board of directors of TonenGeneral considered the analyses of its financial advisors, the results of its due diligence, the financial condition and assets of each party, consideration of the then-current market prices of JX Holdings shares and TonenGeneral shares and other factors referred to under “The Share Exchange—Reasons for the Share Exchange” beginning on page 48.

Material Japanese Income Tax Consequences of the Share Exchange

(page 62)

Non-resident holders of shares of TonenGeneral common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from TonenGeneral as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Mori Hamada & Matsumoto, Japanese counsel to JX Holdings, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

Material U.S. Federal Income Tax Consequences of the Share Exchange

(page 62)

The share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation have not been structured to achieve a particular treatment for U.S. federal income tax purposes, and JX Holdings and TonenGeneral have no obligation to structure the share exchange or the merger in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to JX Holdings, that, as the share exchange and merger are structured, it is more likely than not that either (i) the share exchange, considered independently of the merger, will qualify as tax-deferred reorganization under the provisions of Section 368(a) of the Code or (ii) the share exchange and the merger, considered together as an integrated transaction, will qualify as tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, qualification of the share exchange or the integrated transaction as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange and the merger. If the share exchange or the integrated transaction qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of TonenGeneral common stock for shares of JX Holdings common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of JX Holdings common stock and unless TonenGeneral has been a PFIC at any time during the holding period of the U.S. Holder. If neither the share exchange, considered independently, nor the integrated transaction qualifies as a reorganization, a U.S. Holder that exchanges its shares of TonenGeneral common stock for shares of JX Holdings common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of JX Holdings common stock received and (b) any cash received in lieu of fractional shares of JX Holdings common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of TonenGeneral common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to JX Holdings, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange and the integrated transaction.

Anticipated Accounting Treatment

(page 62)

The share exchange is expected to be accounted for by Holdco under the acquisition method of accounting in accordance with IFRS. Based on the exchange ratio, after the effectiveness of the share exchange, former JX Holdings shareholders will own approximately 72.88% of Holdco and former TonenGeneral shareholders will own approximately 27.12%. Based on these projected ownership percentages, JX Holdings is expected to be the accounting acquirer for financial reporting purposes. Under the acquisition method of accounting, JX Holdings will record identifiable tangible and intangible assets acquired and liabilities assumed of TonenGeneral generally measured at their fair values at acquisition date. The reported financial condition and results of operations of Holdco after the share exchange becomes effective will reflect JX Holdings’ historical balances and results in addition to TonenGeneral’s balances, generally measured initially at fair value as of the effective date of the share exchange, and its results. Accordingly, Holdco’s results of operations will reflect acquisition accounting adjustments, likely with increased amortization and depreciation expense in respect of the acquired assets. If different fair values were to be used, Holdco’s results of operations and financial condition could differ materially.

Regulatory Matters

(page 63)

JX Holdings and TonenGeneral have filed notifications and reports regarding the share exchange with the antitrust authorities in Japan and the Philippines. JX Holdings and TonenGeneral will file notifications and reports regarding the share exchange with the antitrust authorities in the United States, China and South Korea. For a more detailed discussion of the regulatory approvals required for the share exchange, see “The Share Exchange—Regulatory Matters.”

Dissenters’ Appraisal Rights

(page 64)

Under the Companies Act of Japan, you may have dissenters’ appraisal rights in connection with the share exchange. For a more detailed discussion of these rights, see “The Share Exchange—Dissenters’ Appraisal Rights.”

Effectiveness of the Share Exchange Agreement

(page 68)

The share exchange agreement will cease to be in effect if:

•	it is not possible to obtain approval of the share exchange agreement by a general meeting of shareholders of JX Holdings or TonenGeneral; or

•	any approval of relevant authorities required under laws and regulations with respect to the share exchange has not been obtained as of the time immediately preceding the share exchange.

An English translation of the share exchange agreement is attached as Appendix A to this prospectus. JX Holdings urges you to read the English translation of the integration agreement in its entirety.

Cancellation

(page 68)

The integration agreement may be cancelled by either party at any time prior to the completion of the share exchange without the consent of the other party by providing written notice to the other party:

•	upon a petition for commencement of bankruptcy proceedings, civil rehabilitation proceedings or corporation reorganization proceedings, or upon a resolution of dissolution by the other party;

•	if the other party is subject to suspension of payment, insolvency or excess of debt.

The integration agreement may also be cancelled by either party if any of the following events is not cured within 30 days after notice or the parties do not agree to a resolution in lieu thereof:

•	a material violation of the integration agreement;

•	the appointment of officers determined by the parties is not realized on April 1, 2017;

•	changes of corporate names are not realized on April 1, 2017;

•	any material breach of the representations and warranties under the integration agreement; or

•	a material adverse effect on the conditions of the business, the assets, or the liabilities of either party.

Amendment and Cancellation of the Integration Agreement

(page 68)

JX Holdings and TonenGeneral may amend the terms and conditions of the business integration or cancel the integration agreement upon mutual agreement following consultation if, during the period from the execution of the integration agreement to the effective date of the business integration, any of the following events occur:

•	an event occurs that results in any material change to the assets or financial condition of JX Holdings or TonenGeneral;

•	JX Holdings and TonenGeneral are unable to obtain the required regulatory approvals for the business integration;

•	JX Holdings or TonenGeneral does not obtain shareholder approval with respect to the business integration at its extraordinary general meeting of shareholders;

•	a judgment confirming the rescission, nullification or absence of the resolution of the extraordinary general meeting of shareholders regarding the approval of the business integration becomes final and binding; or

•	any event occurs that materially interferes with the execution of the business integration.

Risk Factors

(page 7)

In determining whether to vote to approve the share exchange agreement, you should consider carefully the risk factors beginning on page 7 of this prospectus.

Comparative Per Share Market Price Data

(page 37)

The shares of JX Holdings common stock are listed on the First Sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange. The shares of TonenGeneral common stock are listed on the First Section of the Tokyo Stock Exchange. The following table sets forth the closing sale prices of JX Holdings and TonenGeneral common stock as reported on the First Section of the Tokyo Stock Exchange on December 2, 2015, the last trading day before the public announcement of the business integration by JX Holdings and TonenGeneral, and on                     , 2016, the last practicable trading day before the distribution of this prospectus. The table also sets forth the implied equivalent value on these dates. JX Holdings urges you to obtain current market quotations for both the JX Holdings and TonenGeneral common stock.

	JX Holdings Common Stock	TonenGeneral Common Stock
	Historical	Historical	Implied Equivalent Value
December 2, 2015	¥503.3	¥1,202.0	¥1,283.4
, 2016

(1)	The implied equivalent value per share of TonenGeneral common stock is calculated by multiplying the closing price of JX Holdings common stock on the Tokyo Stock Exchange by the exchange ratio of 2.55.

RISK FACTORS

In addition to the other information included into this prospectus, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the matters described below in evaluating the matters described in this prospectus with respect to the share exchange.

Risks Related to the Share Exchange

The exchange ratio is fixed and will not be adjusted to reflect changes in the market values of JX Holdings and TonenGeneral common stock. As a result, the value of JX Holdings common stock you receive in the share exchange may be less than the value of your shares when you vote on the share exchange agreement.

Upon the effectiveness of the share exchange, each share of TonenGeneral common stock will be exchanged for 2.55 shares of JX Holdings common stock. The ratio at which TonenGeneral common stock will be exchanged for JX Holdings common stock is fixed, and, unless the integration agreement and the share exchange agreement are amended, will not be adjusted for changes in the market prices of either company’s common stock. Therefore, even if the relative market values of JX Holdings or TonenGeneral common stock change, there will be no change in the number of shares of JX Holdings common stock which shareholders of TonenGeneral will receive in the share exchange.

The value that holders of TonenGeneral common stock will receive in the share exchange depends on the market price of JX Holdings common stock at the effective date of the share exchange; any change in the price of JX Holdings common stock prior to the effective date of the share exchange will affect the value that holders of TonenGeneral common stock will receive in the share exchange. The value of the JX Holdings common stock to be received in the share exchange (which will occur approximately three months after the extraordinary general meetings of shareholders) may be higher or lower than the indicative value as of the date of this prospectus or as of the date of the extraordinary general meeting of shareholders, depending on the then prevailing market prices of JX Holdings common stock.

The share prices of JX Holdings and TonenGeneral common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors that are beyond the control of JX Holdings and TonenGeneral, including actual changes in, or investor perception of, JX Holdings and TonenGeneral’s businesses, operations and prospects. Regulatory developments, as well as current or potential legal proceedings, and changes in general market and economic conditions may also affect the prices of JX Holdings and TonenGeneral common stock.

The share exchange is subject to regulatory approvals and various conditions set forth in the share exchange agreement and, even though it may be approved by the shareholders of TonenGeneral, the share exchange nonetheless may not be completed as scheduled, or at all.

Under the share exchange agreement, the respective obligations of JX Holdings and TonenGeneral to complete the share exchange are subject to a number of specified conditions, including obtaining or satisfying all regulatory approvals, permits, consents and requirements necessary for the effectiveness of the share exchange. Regulatory authorities in Japan or elsewhere may seek to block or delay the share exchange, or may impose conditions that reduce the anticipated benefits of the share exchange or make it difficult to complete as planned, and shareholder approval of the share exchange agreement will be subject to fulfillment of such conditions, if any. If all necessary regulatory approvals, permits, consents and requirements are not satisfied, even if the share exchange agreement is approved at JX Holdings’ and TonenGeneral’s extraordinary general meetings of shareholders, there is no assurance that the share exchange will ultimately be completed as scheduled, or at all.

Holdco may fail to realize the anticipated benefits of the share exchange due to the challenges of integrating the operations of JX Holdings and TonenGeneral.

The success of the share exchange will depend, in part, on Holdco’s ability to realize the anticipated growth opportunities and cost savings from combining the businesses of JX Holdings and TonenGeneral. Holdco’s ability to realize these anticipated benefits will depend in part on the extent to which Holdco can successfully implement and manage the business integration of JX Holdings and TonenGeneral, including the following:

If Holdco is not able to successfully manage the integration process, take advantage of the anticipated synergies, and create an integrated business, the anticipated benefits of the share exchange and subsequent integration may not be realized fully or at all or may take longer to realize than expected.

Significant costs will be incurred in the course of the share exchange and in the subsequent integration of the business operations of JX Holdings and TonenGeneral.

JX Holdings and TonenGeneral expect to incur significant costs related to the share exchange and in the subsequent integration of the business operations of the two companies. These transaction-related expenses include financial advisory, consulting, legal, accounting and reserves valuation fees and expenses, filing fees, printing expenses and other related charges. Some or all of these costs are payable by JX Holdings and TonenGeneral whether or not the share exchange is completed.

In addition to transaction-related expenses, Holdco may also incur significant indirect costs while integrating and combining the businesses of JX Holdings and TonenGeneral, including expenses associated with eliminating redundant operations and resources, and reallocating and integrating resources and operations. Moreover, Holdco may also incur significant opportunity costs in the form of substantial disruption to its business and distraction of its management and employees from day-to-day operations. After the share exchange, Holdco is expected to incur significant costs in system integration.

Additional significant costs may be incurred in connection with any shareholder litigation or appraisal claims in compensating dissenting shareholders of JX Holdings or TonenGeneral who exercise their appraisal rights.

Uncertainties associated with the share exchange may damage Holdco’s relationships with customers, suppliers and business partners of JX Holdings and TonenGeneral.

Current customers, suppliers and business partners of JX Holdings or TonenGeneral may, in response to the announcement of the share exchange or to subsequent steps taken to integrate the businesses of JX Holdings and TonenGeneral, delay or defer decisions concerning their relationships with JX Holdings or TonenGeneral because of uncertainties related to the share exchange, including the absence of certainty that the share exchange will be completed. Moreover, the terms of some of the business alliances to which Holdco expects to succeed permit the business partner to terminate the alliance if the share exchange is completed. The loss of such customers, suppliers and business partners, or the termination of business alliances may have a material adverse effect on Holdco’s business and results of operations.

Negative media coverage of the share exchange, as well as statements by parties with competing interests, could have a materially adverse effect on Holdco’s reputation, business and results of operations.

The share exchange of JX Holdings and TonenGeneral is being covered by both Japanese and foreign media. Some of this coverage may be negative and pertains to a wide range of matters relating to the share exchange. Negative media coverage about the share exchange, regardless of its veracity, may affect investor sentiment and could have a material adverse effect on the stock price of Holdco. The resulting reputational harm from such negative media coverage relating to the share exchange may also affect consumer perception, negatively affecting the business and results of operations of Holdco.   Holdco as well as JX Holdings and TonenGeneral may also be forced to devote considerable resources to address the impact of such media coverage relating to the share exchange.

In connection with the effectiveness of the share exchange, it will not be possible to trade shares of TonenGeneral common stock during certain periods.

In connection with the share exchange, TonenGeneral shares will be delisted from the Tokyo Stock Exchange. Under the current schedule and assuming the share exchange is completed, the last day of trading in shares of TonenGeneral and the delisting of those shares are expected to be on March 29, 2017, three trading days prior to the effective date of the share exchange. Holders of TonenGeneral shares who will receive shares in the share exchange are expected to be able to sell them beginning on April 3, 2017. As a result, holders of TonenGeneral shares will not be able to trade their shares, or the JX Holdings shares they will be entitled to receive when the share exchange is completed, during the period between the delisting of TonenGeneral shares and April 3, 2017. Accordingly, these holders will be subject to the risk of not being able to liquidate their shares, including during a falling market.

TonenGeneral shareholders will have a reduced ownership and voting interest in Holdco and will therefore have less influence over the management of Holdco.

After the effectiveness of the share exchange, TonenGeneral’s shareholders will own a significantly smaller percentage of JX Holdings, which will be renamed to Holdco after the consummation of the share exchange, than they currently own in TonenGeneral. Following effectiveness of the share exchange, TonenGeneral’s shareholders will own approximately 27.12% of Holdco. Consequently, TonenGeneral’s shareholders will have less influence over the management and policies of Holdco than they currently have in TonenGeneral.

The fairness opinions that TonenGeneral has obtained from its financial advisors are based on assumptions as of a certain date, and may not be valid as of a later date.

TonenGeneral has not obtained from its financial advisors, Merrill Lynch Japan Securities Co., Ltd. and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., updated fairness opinions as of the date of this prospectus. The fairness opinions were provided by Merrill Lynch Japan Securities Co., Ltd. as of August 31, 2016 and by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. as of August 30, 2016 and do not speak as of any date other than the date of the opinions and are subject to various assumptions and qualifications. Changes in the operations and prospects of JX Holdings and TonenGeneral, general market and economic conditions and other factors which may be beyond the control of JX Holdings and TonenGeneral, and on which the fairness opinions were based, may have altered the value of JX Holdings and TonenGeneral, or the market price of JX Holdings and TonenGeneral common stock as of the date of this prospectus, or may alter such values and prices by the time the share exchange is completed. You are encouraged to read the fairness opinions, which are included elsewhere in this prospectus, in their entirety.

A successful legal challenge to the validity of the share exchange following its completion may invalidate the shares of JX Holdings issued in the share exchange.

Until six months after the effective date of the share exchange, any of JX Holdings’ or TonenGeneral’s shareholders, directors, audit & supervisory board members or liquidators as of the effective date of the share exchange may bring a court action to nullify the share exchange. Holdco’s or TonenGeneral’s shareholders, directors, audit & supervisory board members liquidators, bankruptcy trustees, or creditors who did not approve the share exchange may also bring a court action to nullify the share exchange until six months after the effective date of the share exchange. A court may nullify the share exchange if it finds that a material procedural defect occurred in connection with the share exchange. If any court action challenging the validity of the share exchange is brought, the price or liquidity of Holdco’s shares may be adversely affected, regardless of the merits of the claim. Moreover, if such a court action is successful and a court enters a final and binding judgment, the share exchange would be nullified and the JX Holdings shares issued in the exchange would be invalidated.

The U.S. federal income tax consequences to U.S. Holders of the share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation are not certain.

The share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation have not been structured to achieve a particular treatment for U.S. federal income tax purposes, and JX Holdings and TonenGeneral have no obligation to structure the share exchange or the merger in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to JX Holdings, that, as the share exchange and the merger are structured, it is more likely than not that either (i) the share exchange, considered independently of the merger, will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code or (ii) the share exchange and the merger, considered together as an integrated transaction, will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, qualification of the share exchange or the integrated transaction as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange and the merger. If neither the share exchange, considered independently, nor the integrated transaction qualifies as a tax-deferred reorganization for U.S. federal income tax purposes, the exchange by U.S. Holders of shares of TonenGeneral common stock for shares of JX Holdings common stock will be treated as a taxable exchange for U.S. federal income tax purposes. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to JX Holdings, for further discussion regarding the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange and the integrated transaction.

Risks Relating to Holdco’s Business

Because most of Holdco’s revenue will be concentrated in Japan, enhanced energy-conservation trends and adverse economic conditions in Japan may adversely affect Holdco’s financial condition and results of operations.

82.9% of JX Holdings’ revenue in the fiscal year ended March 31, 2016 and 80.0% of TonenGeneral’s revenue in the fiscal year ended December 31, 2015 were generated from customers located in Japan. The concentration of sales in the Japanese market will make Holdco’s business highly dependent on consumer demand and general economic conditions in Japan.

Particularly in industrialized countries such as Japan, there has been an increasing emphasis on initiatives related to concerns over the earth’s environment. These initiatives include achieving reductions in greenhouse gas emissions and the use of energy and natural resources. Amid these developments, demand for petroleum products in Japan is expected to continue to decline along with the trends toward wider use of fuel-efficient automobiles and the transition toward other energy sources, such as gas and electricity. If these trends continue or accelerate, demand for refined petroleum products could continue to decline, adversely affecting Holdco’s financial condition and results of operations.

Moreover, the Japanese economy began to show signs of a slowdown in the fiscal year ended March 31, 2016, and the outlook for the Japanese economy in terms of public and private sector capital investment and consumer spending is unclear. Any declines in domestic economic activity would likely depress demand for petroleum products. Furthermore, demand for refined petroleum products in Japan is expected to continue to decline for the foreseeable future due in part to demographic changes, such as population composition. Owing to Holdco’s concentration of sales in the Japanese market, such decrease in demand may adversely affect Holdco’s financial condition and results of operations.

Because sales of certain products in China and other Asian countries are significant, decline in demand or failure for demand to grow as expected in those regions may adversely affect Holdco’s financial condition and results of operations.

JX Holdings relies significantly on customers in China and other Asian countries for sales of petroleum products, petrochemicals, electronic materials and certain other products. TonenGeneral also relies significantly on customers in China and other Asian countries for sales of petrochemicals, including paraxylene, ethylene and propylene. Holdco expects to undertake further business expansion in these countries in light of the expected decrease in demand in Japan. If demand for Holdco’s products in China and other Asian countries declines due to destabilization of the political climate, social unrest, adverse economic conditions, change in supply-demand balance, changes in laws and their application and in governmental policies or other adverse conditions in these countries, or such demand fails to grow as expected in the medium to long term, Holdco’s financial condition and results of operations may be adversely affected.

Holdco’s business may be adversely affected by risks and uncertainties in the foreign jurisdictions from which it sources raw materials.

JX Holdings and TonenGeneral source raw materials countries and regions worldwide. In particular, JX Holdings relies almost entirely on crude oil supplies from the Middle East as well as on limited copper concentrate sources in South America, Southeast Asia, and Australia, while TonenGeneral relies on crude oil supplies mostly from the Middle East. Holdco’s business may be adversely affected by various risks in the foreign jurisdictions where it sources raw materials, including destabilization of the political climate, social unrest, adverse economic conditions, change in supply-demand balance and changes in laws and their application and in governmental policies. If Holdco’s supplies of raw materials are disrupted, it may be unable to obtain adequate substitutes because there are only a limited number of jurisdictions from which raw materials can be sourced.

Holdco may incur liabilities and obligations in complying with existing or future environmental regulations, including a potential liability relating to its subsidiary, Gould Electronics Inc.

Because Holdco’s various businesses give rise to considerable quantities of wastewater, gas emissions and waste materials, it will be subject to extensive environmental protection laws and regulations in Japan and other jurisdictions. These laws and regulations provide for, among other things:

•	restrictions on, or imposition of fees for, the discharge of waste substances or for cleanup costs, including with respect to soil contamination, wastewater, gas or solid waste materials;

•	levy of fines and payment of damages for serious environmental offenses;

•	closure of any facility which fails to comply with regulatory orders, or fails to correct or halt operations causing environmental damage;

•	mandatory contributions to the International Oil Pollution Compensation, or the IOPC, Funds; and

•	dismantlement, abandonment and restoration of properties and facilities at the end of their useful lives.

In addition, recent environmental regulations directed at reducing greenhouse gas emissions mandate the blending of bioethanol as well as impose carbon tax on petroleum products, necessitating additional capital investments in refineries or resulting in increases in refining and other manufacturing-related costs.

If Japanese or authorities of other governments revise current environmental regulations or introduce new regulations, compliance with existing and any future regulations may result in significant additional expenditures. Liabilities and obligations incurred in complying with environmental regulations may have an adverse effect on Holdco’s financial condition and results of operations and could affect how Holdco operates its businesses.

Furthermore, continued and increased attention to climate change by non-governmental and political organizations as well as by the broader public is likely to lead to additional regulations designed to reduce greenhouse gas emissions. If Holdco is unable to find economically viable, as well as publicly acceptable, solutions that reduce its carbon emissions for new and existing projects or products, Holdco may experience additional costs, delayed projects and reduced production.

Gould Electronics Inc., a subsidiary of JX Holdings in the United States, is a potential responsible party for the cleanup of certain sites under U.S. environmental laws, such as the Superfund Act. Gould Electronics has provided reserves that it considers appropriate, but the actual amount that Gould Electronics may have to contribute to any cleanup may exceed the reserves. The ultimate financial exposure of Gould Electronics will depend on numerous factors, including the quantity of the substance and its toxicity for which the areas were designated, the total number of other potential responsible parties and their financial position and remedial methods and technologies. Depending on the amount of any shortfall in the reserves of Gould Electronics, Holdco’s results of operations and financial condition may be adversely affected.

A decline in market value of inventory or decline in profitability of non-financial assets may result in significant write-down of inventories or impairment of non-financial assets.

Due to the 70-day stockpiling requirement for crude oil and refined petroleum products under Japanese law and other reasons Holdco will hold large amounts of inventories of, among others, crude oil, natural gas and copper whose prices fluctuate and are affected by the market conditions and general economic environment. In the event that the net realizable value of inventories at the end of a fiscal period is lower than the corresponding carrying amount of the inventories, the carrying amount must be reduced to the net realizable value, with the difference between the carrying amount and the net realizable value recognized within cost of sales for the respective fiscal period. Such write-down of inventories may have an adverse effect on Holdco’s financial condition and results of operations.

In Energy segment, Holdco’s use of the average cost method for evaluating its crude oil inventory may have the effect of keeping the level of the cost of inventories higher as compared to the latest prices Holdco pays for crude oil. Especially during prolonged periods of decreasing crude oil prices such as in the current environment, the average cost method may adversely affect Holdco’s results of operations because market prices for inventories of crude oil or other petroleum products could fall below the average cost of crude oil in Holdco’s inventory, which may lead to inventory write downs as described above.

Holdco will also have substantial non-financial assets subject to impairment test. If changes in the business environment cause the profitability of non-financial assets to decline which makes it unlikely that carrying amount can be recovered, there exists an indication of an impairment loss. In such cases, Holdco will need to make an estimate on the recoverable amount of the non-financial assets, being the higher of its fair value less costs of disposal and its value in use; fair value less costs of disposal is the amount that would be received from the sale of the asset less the costs of disposal, while value in use is the present value of the future cash flows expected to be derived from the asset. The amount by which the carrying amount of the asset exceeds its recoverable amount will be recognized as an impairment loss. This may have an adverse effect on Holdco’s financial condition and results of operations.

Holdco will face operating risks that may cause significant business interruptions.

Holdco will be exposed to a variety of potentially severe operating risks, including the risk of fire, explosions, embargos, natural disasters (such as earthquakes, thunderstorms, hurricanes and volcanic eruptions), accidents, mechanical problems, labor disputes, epidemics, unexpected geological conditions, mine collapses, environmental hazards and weather and other natural phenomena. Holdco’s sourcing of raw materials, shipment of products and other transportation activities will be subject to the hazards of marine operations, such as piracy, capsizing, collision and adverse weather and sea conditions. If any of these operating risks materializes, Holdco could incur substantial losses. Such losses may involve or arise from serious personal injury or loss of life, severe damage to or destruction of property such as plants, natural resources, equipment, information systems, pollution and other environmental damage, cleanup costs and liabilities, regulatory investigations and penalties, and suspension of operations. Holdco’s operating risks will also include the risk that its business partners may suffer significant business interruptions.

JX Holdings and TonenGeneral maintain insurance against some, but not all, of the risks described above. There can be no assurance that Holdco will have continued access to comparable coverage at acceptable rates or that such coverage will be adequate to cover losses or liabilities that may arise. Any shortage in such coverage could adversely affect Holdco’s financial condition and results of operations in the event any of the risks described above materializes.

Holdco’s financial condition and results of operations may be adversely affected by fluctuations in foreign exchange rates.

Fluctuations in foreign exchange rates may adversely affect Holdco’s margins and revenue of products sold overseas. For example, a strengthening of the Japanese yen against the U.S. dollar will adversely affect the margins for petrochemical and electronic material products exported to China and other Asian countries because the U.S. dollar is the main currency for such exports. In addition, because sales in Oil and Natural Gas E&P segment fluctuate along with movements in foreign exchange rates, when the yen is appreciating, sales will decline in yen terms. Moreover, fluctuations in foreign exchange rates may adversely affect the Japanese yen translated price Holdco pays when it purchases crude oil used in Energy segment. In addition, foreign exchange rate fluctuations may have a material effect on the Japanese yen-translated values of the assets, liabilities, income and expenses of foreign operations whose functional currencies are not Japanese yen. The high and low noon buying rates for U.S. dollars for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 were ¥125.58 and ¥111.30 for the fiscal year ended March 31, 2016 and ¥121.50 and ¥101.26 for the fiscal year ended March 31, 2015.

Holdco may not be able to maintain its competitiveness in the energy business due to intense competition from other industry participants.

Holdco’s business, especially in Energy segment, will face intense competition from energy companies especially in China, Korea and the rest of Asia, including Showa Shell Sekiyu K.K. and Idemitsu Kosan Co. Ltd., which have announced intentions to merge, as well as Cosmo Oil Co., Ltd. in Japan, oil refineries and chemical plants in Korea and Singapore, and government-owned oil companies in emerging countries. The market for refined petroleum products is extremely price competitive due to the industry’s excess refining capacity and excess of service stations, and the market for petrochemical products faces significant pricing pressure due to an expansion and operation of new plants in China, Korea and emerging countries. Competition among industry participants at present is intense, and the trend toward lower demand for petroleum products in Japan and the trend toward increasing manufacturing capacities for petrochemicals may further enhance such competition. One of the key components of Holdco’s competitive position will be its ability to manage expenses successfully, which requires continuous management focus on reducing unit costs, improving efficiency and concentrating business activities. In addition, Holdco may need to implement initiatives to maintain its competitiveness. Such initiatives may result in significant charges and may not be realized as scheduled or, even if the intended benefits are realized, may not be able to achieve the level of success expected. If Holdco is not able to effectively operate its businesses, including appropriate management of manufacturing costs, in the increasingly competitive environment, its financial condition and results of operations could be adversely affected.

The prices and margins for Holdco’s products may fluctuate significantly and Holdco may not be adequately hedged, which may adversely affect Holdco’s financial condition and results of operations.

The financial results of Oil and Natural Gas E&P segment of Holdco will be largely dependent on the prices that it can charge on crude oil and gas that it produces and sells. Similarly, the financial results of copper resource development business in Metals segment of Holdco will be largely dependent on the price that it can charge on copper concentrates that it produces and sells. Such prices, in turn, are dependent on prices prevailing in the market from time to time. Historically, crude oil, natural gas and copper prices have been volatile and are likely to continue to be volatile in the future, especially given current geopolitical and economic conditions. The prices for crude oil, natural gas and copper are affected by changes in supply and demand and can be influenced by various underlying factors including economic conditions, foreign exchange rates and other economic indicators, weather conditions, laws and regulations and actions taken by market participants and regulatory bodies. Furthermore, political developments, including war, embargoes and political strife in regions where crude oil, natural gas and copper are produced, as well as production adjustments by the Organization of the Petroleum Exporting Countries, or OPEC, non-OPEC countries and unconventional oil and gas producers can affect the supply and prices of such commodities. Crude oil, natural gas and copper prices have continued to decline significantly over the past year. For example, crude oil and copper prices were $46 per barrel and $5,217 per ton in 2016, which are the average prices during the fiscal year ended March 31, 2016, respectively, compared with $84 per barrel and $6,568 per ton in 2015, respectively. Crude oil and copper prices were $105 per barrel and $7,108 per ton in 2014, respectively. An extended continuation of, or a further decline in, crude oil, natural gas and copper prices could adversely affect Holdco’s financial condition and results of operations.

The financial results of Holdco will also be dependent on the margins that it can realize on its products, including its refined petroleum and petrochemical products. Margins are affected by various factors and are dependent not only on the prices for raw materials including commodities such as crude oil and copper, but also on the prices Holdco can charge for its products. For example, margins on Holdco’s refined petroleum products will be affected by changes in supply and demand for such products as well as various underlying factors including economic conditions, weather conditions, actions taken by market participants such as changes in domestic refinery capacity, laws and regulations and actions taken by regulatory bodies, lower demand due to lower population growth rate, consumer preferences and competition from alternative energy sources. Margins on Holdco’s petrochemical products will be affected by factors such as increases in supply capacity due to the construction of new production facilities or the expansion of existing facilities and trends in demand for apparel, automobiles and home electronics.

Holdco will attempt to preserve or increase margins by, to the extent possible, reflecting changes in the cost of sales and market trends in general in the sales prices of its products. However, due to price competition and other factors, it may not always be possible for Holdco to preserve significant margins, or any margins at all. Moreover, even if Holdco can adjust the sale prices of its products to reflect changes in cost of sales, price changes may lag changes in the cost of sales. Any lag will adversely affect Holdco’s ability to preserve margins during periods of sudden or prolonged increases in raw materials prices. Thus, margins may decline for extended periods of time when prices for raw materials are generally rising. Reduction of Holdco’s margins could have an adverse effect on Holdco’s financial condition and results of operations.

Holdco also expects to enter into contracts to hedge a portion of its exposure to fluctuations in the prices for crude oil, copper and other raw materials. As part of this strategy, it may utilize fixed-price forward physical purchase and sale contracts, futures, financial swaps, and option contracts traded in over-the-counter markets or on exchanges or entered into on a negotiated basis. However, Holdco may not be able to cover the entire exposure of its assets or positions to market price volatility, and the coverage will vary over time. As a result, fluctuating raw material prices may adversely affect its financial results to the extent it has unhedged positions. In addition, economic hedging activities may not be treated as hedges for accounting purposes under IFRS, resulting in increased volatility in Holdco’s net income.

Holdco’s failure to protect its intellectual property rights from infringement may result in a loss of its competitive advantage, and any claim of intellectual property infringement may result in substantial payments or the prohibition of the use of the relevant technologies.

Holdco’s businesses will rely in part on proprietary refining and manufacturing technologies, proprietary rights in its products, processes and brands, and on its ability to obtain patents, licenses and other intellectual property rights over such technologies to prevent misuse by competitors. Any of Holdco’s patents could be challenged, invalidated or circumvented. There can be no assurance that claims allowed on any present and future patents and other intellectual property rights will be sufficiently broad to protect Holdco’s interest in or expected returns from the underlying technologies.

In addition, a claim from a third party of infringement of intellectual property rights may lead to the payment of substantial royalties or to the prohibition of the use of the relevant technologies. Intellectual property litigation is costly to defend, outcomes may not be known for prolonged periods of time and can result in significant damage awards and injunctions. Consequently, any future litigation relating to intellectual property that Holdco becomes a party to, regardless of the ultimate result, could have an adverse effect on Holdco’s results of operations and financial position.

Misappropriation of customers’ personal information or proprietary data may cause Holdco to incur significant costs and liabilities.

Holdco will manage (directly or through third-party vendors) various personal information and proprietary data of its customers in connection with certain of its businesses, including in Energy segment. Holdco may be required to incur significant costs to protect against the threat of security breaches relating to this personal and proprietary data, or to address problems caused by such breaches. In addition, if personal information of Holdco’s customers or other proprietary data is misappropriated or if any other significant security breach occurs, whether relating to the information Holdco manages or otherwise, Holdco could be subject to claims, litigation or other potential liabilities that could adversely affect its financial condition and results of operations.

The failure or poor performance of strategic alliances or investments, over many of which Holdco will have little to no control, may adversely affect Holdco’s financial condition and results of operations.

Holdco will seek to capture opportunities by entering into and enhancing alliances with energy companies through joint ventures, other alliances and investments in order to expand Oil and Natural Gas E&P segment as well as to market its refined petroleum products and other products. On many of the projects involving strategic alliances, particularly in Oil and Natural Gas E&P segment, Holdco will not be the operator and therefore, will have limited or no influence over, and control of, the behavior, performance and costs of operation of the alliances. Despite not having control, Holdco could still be exposed to the risks associated with these operations, including reputational, litigation (where joint and several liability may apply) and government sanction risks. There is also a risk that Holdco’s joint venture participants may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or Holdco, or the joint venture partners may be unable to meet their economic or other obligations and Holdco may be required to fulfill those obligations alone.

If it is not possible to achieve the desired results from strategic alliances or investments or key joint ventures experience financial difficulties for any reason, or if Holdco fails to identify or enter into effective alliances with partners with whom significant business relationships and synergies may be developed or it fails to maintain JX Holdings’ and TonenGeneral’s existing alliances and business relationships, Holdco’s financial condition and results of operations may be adversely affected.

The failure to attract and retain sufficient skilled exploration and production engineers may adversely affect Holdco’s competitiveness in the oil and gas E&P business.

Holdco’s success in Oil and Natural Gas E&P segment will depend partly on its effective use of advanced exploration and extraction technologies and methods. In order to implement advanced technologies in a technology-driven industry and to achieve future growth, Holdco must recruit and retain qualified scientists and engineers.

Success in attracting and retaining personnel with the range of capabilities and experience required in Oil and Natural Gas E&P segment is not guaranteed. Failure to retain and attract critical personnel could result in a shortage of such people due to normal attrition. This could result in an inability to maintain an appropriate level of technological improvements or take advantage of new opportunities that may arise. A subsequent decline in competitiveness could have an adverse impact on Holdco’s financial condition and results of operations.

Holdco’s future production and proved reserves of oil and gas may be adversely affected by its inability to find or acquire rights to additional oil and gas reserves that are economically recoverable.

Holdco’s future production of oil and gas in Oil and Natural Gas E&P segment will be affected by its success in finding or acquiring, and exploring and developing, additional reserves in a manner that allows economically viable production. Internationally, government-owned oil and gas companies control at least two-thirds of the potential resource base, with only the remainder available for exploration by private oil companies like Holdco. To the extent that government-owned oil and gas companies choose to develop their oil and gas resources without the participation of international oil and gas companies, or to the extent that Holdco is not viewed as a sufficiently attractive alliance partner, its exploration and development opportunities will be limited to a smaller potential resource base. Because of limited access to major, new exploration and development opportunities, the bidding for such available opportunities has been intense and is characterized by high prices for successful bids and stringent conditions on exploration.

Unless Holdco conducts successful exploration and development activities or purchases rights to proved reserves or resources to be converted into proved reserves, or both, its proved reserves will decline as its existing reserves are exhausted. If Holdco is unable to consistently acquire adequate rights to oil and gas reserves, production levels may decline, which could adversely affect Holdco’s financial condition and results of operations.

Oil and gas reserves data are only estimates and Holdco’s future production may be lower than the amount indicated by estimated reserves.

The estimation of oil and gas reserves involves subjective judgments and determinations based on available geological, technical, contractual and economic information. Proved developed oil and gas reserves are those that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. None of these amounts can be determined with certainty. Substantial upward or downward revisions in reserves estimates may be required, based on new information from production, drilling, exploration, sampling or testing activities or changes in economic factors, as well as from developments such as acquisitions and dispositions, new discoveries and extensions of existing fields or deposits and the application of improved recovery techniques. Reserves estimates are also subject to correction for errors in the application of published rules and guidance. A downward revision of a reserves estimate is an indication of lower future production. If actual reserves are less than estimated, this may have an adverse effect on Holdco’s production, financial condition and results of operations.

The development of oil, gas and mineral resources is subject to substantial uncertainties, and requires significant capital investments that Holdco may not be able to recover.

Holdco’s oil and gas fields and copper deposits are in various stages of development. Successful completion depends upon overcoming substantial risks, including, but not limited to, risks relating to failures of siting, financing, construction and governmental approvals. There can be no assurance that any individual project will be completed or otherwise successfully commence commercial operations, or that capitalized costs for projects under development are recoverable. For oil and gas assets, the capitalized costs for exploratory wells are expensed when it is determined that there is no asset value based on the evaluation results. For both oil and gas assets, as well as copper deposits, if a project under development is abandoned or determined to be impaired, all capitalized development costs are expensed in full or reduced to recoverable amount, as applicable. Unsuccessful development efforts may have an adverse effect on Holdco’s financial condition and results of operations.

The high cost or unavailability of drilling rigs, equipment, supplies and oil field services could adversely affect Holdco’s ability to execute its exploration and production plans on a timely basis and within its budget.

In connection with the exploration and production of oil and gas, Holdco expects to lease the necessary exploration and production materials such as drilling rigs and other equipment and supplies from third parties, and also expects to obtain related oil field services from third parties. From time to time, and especially during periods when market prices for crude oil are high, these materials and services are in short supply. During these periods, the costs for these materials and services may increase substantially. Moreover, Holdco’s access to such materials and services may be delayed or the materials and services may not be available on commercially acceptable terms. If Holdco is unable to obtain required materials and services on commercially acceptable terms and in a timely manner, Holdco’s financial condition and results of operations could be adversely affected.

Holdco will be exposed to various factors beyond its control, such as world supply of copper concentrates, that may adversely affect the results of operations in its smelting and refining business in Metals segment.

Holdco will rely on third-party suppliers for the concentrate to be used in its smelting and refining business, acquiring copper concentrate for its smelting operations from overseas suppliers to produce refined copper for sale to its customers. If the world supply of copper concentrate becomes strained, due to declines in worldwide reserves of ore with high copper content, increasing demand for copper concentrate from large consumers in China and India, the emergence of an oligopoly of mining majors or other factors, it may lead to intense competition for the copper concentrate available in the world market. JX Holdings has invested in and financed various mining complexes to source a significant portion of the copper concentrate used in its smelting and refining business. If operations in any of the mining complexes in which JX Holdings has invested or financed are significantly reduced, interrupted or curtailed, Holdco may be unable to timely procure on similar terms the raw materials it needs for its smelting and refining business, and its financial condition and results of operations may be adversely affected.

In addition, the margin Holdco will earn in its smelting and refining business principally consists of treatment and refining charges and a sales premium above the London Metal Exchange price of refined copper. Various factors beyond Holdco’s control may, however, affect the treatment and refining charges or sales premiums Holdco will be able to collect.

Treatment and refining charges are established through negotiations with copper concentrate suppliers. If the world supply of copper concentrate becomes insufficient for reasons stated above, Holdco’s negotiating position may become weaker. These factors may combine to put downward pressure on smelting margins and may lead to an adverse effect on Holdco’s results of operations. Moreover, JX Holdings’ treatment and refining contracts are denominated in U.S. dollars and therefore, JX Holdings’ smelting and refining margins tend to decline when the Japanese yen appreciates in value.

Sales premiums are established through negotiations with its customers and reflect various factors, including demand for refined copper, import tariffs and other importation costs, as well as product quality. Depending on the outcome of customer negotiations, Holdco’s margins could decrease, potentially leading to a material adverse effect on Holdco’s financial condition and results of operations.

Holdco may not be able to maintain and grow its business if it is unable to successfully implement capital expenditures on schedule and in amounts not exceeding its projections.

Continuing capital expenditures, including investments and loans, are necessary for the ongoing maintenance and growth of Holdco’s businesses, for the acquisition of new business opportunities and in developing projects, particularly large ones. However, due to changes in the external environment or other factors, such as significant reduction in crude oil prices, inadequacy of cash flow, project delays, expiration of licenses and potential cost overruns, as well as technical, fiscal, regulatory and political conditions, it is possible that Holdco may not be able to implement its capital expenditure plans as scheduled or at all, that investment amounts will greatly exceed projections or may not be recovered, or that anticipated earnings from the projects will not materialize, each of which may adversely affect Holdco’s financial condition and results of operations.

Holdco’s internal control system, including those relating to compliance, risk management and financial reporting, may not function effectively, which may result in restatements and harm the reliability of Holdco’s financial statements.

There are inherent limitations on the effectiveness of internal controls, including those relating to compliance, risk management and financial reporting, due to such factors as susceptibility to collusion, management override and failure of human judgment. In addition, control procedures generally are designed to reduce, rather than eliminate, business risks. Moreover, any failure to maintain adequate internal controls over financial reporting could result in accounting errors or misstatements in the financial statements that may result in restatements and harm the reliability of the financial statements. In the event that the Holdco’s internal control system does not function effectively, and if a breach of compliance occurs, risk of loss in a significant amount manifests or there is damage to credibility, Holdco’s financial condition and results of operations may be adversely affected.

Holdco will have significant debt, which may adversely affect Holdco’s ability to conduct capital expenditures or acquisitions and may increase its financing costs.

Holdco will have significant debt. The degree to which such indebtedness could have consequences on its future prospects includes the effect of such debts on its ability to conduct capital expenditures or acquisitions. The portion of available cash flow that will need to be dedicated to repayment of indebtedness will reduce funds available for other uses, including working capital and capital expenditures. Additionally, if interest rates rise, either in Japan or overseas, it would increase the cost of Holdco’s debt, which may have an adverse effect on Holdco’s financial condition and results of operations.

In order to make payments of principal and interest relating to its debt, it may be necessary for Holdco to raise funds through additional borrowings or issuance of corporate bonds or commercial papers, but a variety of factors, including the credit ratings of Holdco, the level of indebtedness, a deterioration in Holdco’s business performance or the state of financial markets could increase financing costs, which may adversely affect Holdco’s financial condition and results of operations.

Holdco may not be able to comply with, or incur significant expenditures in complying with, new laws or regulations, changes to existing laws or regulations or violations of laws or regulations that are applicable to Holdco, its business and its employees.

Holdco, its business and its employees will be subject to general laws, regulations and accounting rules applicable to its business activities. If laws or regulations that are applicable to Holdco, its business and its employees are newly implemented or changed, if Holdco or its employees are unable to comply with applicable laws and regulations, or if compliance with applicable laws and regulations result in significant additional expenditures, it may have an adverse effect on Holdco’s financial condition and results of operations and may affect how Holdco operates its businesses.

Risks of Owning Holdco Shares

Holdco will be a holding company and its ability to meet its obligations will depend upon the results of operations from its subsidiaries. Holdco’s ability to pay dividends will also be restricted by statutory provisions.

JX Holdings, which will be renamed Holdco, will be the holding company for the combined group. It will conduct substantially all of its operations through its subsidiaries and will be dependent upon the earnings and cash flows of, and dividends and other distributions from, its subsidiaries to provide funds necessary to meet its obligations. The ability of Holdco’s subsidiaries to pay dividends to Holdco may be limited by statutory provisions and contractual restrictions. As a result, although Holdco’s subsidiaries may have cash, Holdco may not be able to access that cash to satisfy its obligations and pay dividends to its stockholders, if any.

Under the Companies Act of Japan, Holdco will not be able to declare or pay dividends unless it meets specified financial criteria on an unconsolidated basis. Generally, Holdco will be permitted to pay dividends only if it has certain surplus as calculated based on the aggregate of other capital surplus and other retained earnings on its unconsolidated balance sheet as of the end of the preceding fiscal year as determined in accordance with Japanese GAAP. For details of restrictions on the payment of dividends, see “Description of JX Holdings Common Stock—Dividends—Restrictions on Dividends.”

In addition, Holdco’s right to participate in any distribution of assets of any of its subsidiaries upon the subsidiary’s liquidation or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims by Holdco as a creditor of such subsidiary are recognized. As a result, the shares of each subsidiary to be held by Holdco will effectively be subordinated to all existing and future liabilities and obligations of that subsidiary.

Japan’s unit share system imposes restrictions on the rights of holders of shares of JX Holdings common stock that do not constitute a unit.

Pursuant to the Companies Act of Japan and certain related legislation, the articles of incorporation of JX Holdings, which will be renamed Holdco after the consummation of the share exchange, provide that 100 shares of JX Holdings common stock constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act of Japan, which imposes other significant restrictions and limitations on such holders. The transferability of such shares is also significantly limited. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares. In addition, Holdco’s articles of incorporation will provide that a holder of less than a unit of Holdco shares may request that Holdco sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit, constitute one unit of shares, as long as Holdco has treasury stock to sell upon such request.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

The articles of incorporation, share handling regulations and regulations of the board of directors, as well as the Companies Act of Japan, govern the affairs of JX Holdings, which will be renamed Holdco after the consummation of the share exchange. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if JX Holdings were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell Holdco shares at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

It may not be possible for investors to effect service of process within the United States upon JX Holdings’ directors, senior management or audit & supervisory board members, or to enforce against JX Holdings or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

JX Holdings is a joint stock company incorporated under the laws of Japan. All of JX Holdings’ directors, senior management and audit & supervisory board members reside outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. Furthermore, many of the assets of JX Holdings and these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to enforce, against JX Holdings or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. JX Holdings believes that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

Holdco will likely terminate its registration under the Exchange Act and cease to be an SEC reporting company as soon as practicable in accordance with applicable rules and regulations.

Holdco will likely decide to terminate its registration under the Exchange Act as soon as practicable in accordance with the rules that permit the deregistration of eligible foreign private issuers. If Holdco terminates its registration, it will no longer be subject to the reporting provisions of the Exchange Act. As a result, U.S. shareholders will have access to less information about Holdco and its business, operations and financial performance. If Holdco terminates its registration under the Exchange Act, it will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002. If Holdco is unable to terminate its registration as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of each of JX Holdings and TonenGeneral about its business, industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of each of JX Holdings and TonenGeneral could be materially different from and worse than those expectations. Important risks and factors that could cause the actual results of JX Holdings and TonenGeneral to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Neither JX Holdings nor TonenGeneral undertakes any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

A wide range of factors could materially affect future developments and performance of JX Holdings and TonenGeneral, including the following:

•	the process of, or conditions imposed in connection with, obtaining regulatory approvals for the share exchange;

•	the ability of JX Holdings and TonenGeneral to integrate their businesses successfully after the share exchange;

•	the realization of anticipated benefits and synergies of the share exchange;

•	economic conditions in Japan, Asia, particularly China, and other countries where JX Holdings and TonenGeneral operate;

•	domestic and international political developments and laws and regulations, including environmental laws or regulations;

•	prices for crude oil, natural gas and copper;

•	fire, natural disasters, explosions, accidents, mechanical problems, weather and other natural phenomenon;

•	foreign exchange rate fluctuations and changes in interest rates;

•	the ability to compete effectively against competition;

•	the ability to realize margins on products;

•	the ability to protect its intellectual property rights or defend against intellectual property infringement claims brought by others;

•	the ability to properly protect confidential information;

•	the success of overseas strategic alliances;

•	the ability to attract and retain sufficient skilled employees;

•	the ability to find or acquire rights to additional oil and gas reserves;

•	potential revisions of reserves estimates;

•	the ability to implement capital expenditure plans on schedule and in amounts not exceeding projections; and

•	the ability to maintain adequate internal controls.

SELECTED HISTORICAL FINANCIAL DATA OF JX HOLDINGS

IFRS Selected Historical Financial Data

The following IFRS selected historical financial data of JX Holdings as of and for the fiscal years ended March 31, 2016 and 2015 have been derived from JX Holdings’ annual consolidated financial statements prepared in accordance with IFRS, which have been audited by Ernst & Young ShinNihon LLC, an independent registered public accounting firm, and which are included in this prospectus.

The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of JX Holdings, related notes and other financial information included herein. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations of JX Holdings” included elsewhere in this prospectus.

	As of and for the Fiscal year ended March 31,
	2016	2015
	(Millions of yen except per share data)
Consolidated statements of profit or loss:
Revenue	¥7,530,895	¥9,562,538
Cost of sales	6,963,115	9,115,053
Selling, general and administrative expenses	625,557	623,258
Operating loss	(350,721)	(264,974)
Loss before tax	(357,572)	(302,149)
Loss for the year	(309,790)	(305,614)
Per Share Data:
Loss per share attributable to owners of the parent, basic and diluted(1)	¥(110.04)	¥(114.48)
Consolidated statements of financial position:
Total current assets	¥2,672,882	¥3,025,207
Total assets	6,828,514	7,651,172
Total current liabilities	2,762,579	3,078,449
Total liabilities	4,800,507	5,067,538
Total equity attributable to owners of the parent	1,583,077	2,076,660
Common stock	100,000	100,000

(1)	Loss per share is calculated by dividing loss for the year by the weighted-average number of shares of common stock outstanding during the year, excluding common stock purchased by JX Holdings and held as treasury stock.

Japanese GAAP Selected Historical Financial Data

The following Japanese GAAP selected historical financial data of JX Holdings as of and for the fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012 have been derived from JX Holdings’ consolidated financial statements prepared in accordance with Japanese GAAP (and not IFRS), which are not included in this prospectus.

	As of and for the Fiscal Year Ended March 31,
	2016	2015	2014	2013	2012
	(Unaudited)
	(Millions of yen except per share data and numbers of shares)
Consolidated statements of profit or loss:
Revenue	¥8,737,818	¥10,882,460	¥12,412,013	¥11,219,474	¥10,723,889
Cost of sales	8,222,572	10,532,913	11,637,633	10,431,380	9,879,587
Selling, general and administrative expenses	577,480	568,432	560,723	536,627	516,458
Operating (loss) income	(62,234)	(218,885)	213,657	251,467	327,844
Ordinary (loss) income	(8,608)	(150,114)	302,329	328,300	407,765
(Loss) income before tax	(329,984)	(255,002)	220,331	272,040	354,507
Net (loss) income	(278,510)	(277,212)	107,042	159,477	170,595
Per Share Data
Net (loss) income per share(1)	¥(112.01)	¥(111.49)	¥43.05	¥64.13	¥68.60
Cash dividends per share(2)	16.00	16.00	16.00	16.00	16.00
Consolidated balance sheets:
Total current assets	¥2,651,284	¥2,996,398	¥3,765,584	¥3,737,793	¥3,554,621
Total assets	6,724,622	7,423,404	7,781,775	7,274,891	6,690,419
Total current liabilities	2,754,986	3,066,431	3,454,888	3,317,485	3,153,597
Total liabilities	4,796,162	4,993,555	5,155,481	4,947,459	4,645,667
Total net assets, including non-controlling interest	1,928,460	2,429,849	2,626,294	2,327,432	2,044,752
Common stock, no par value	100,000	100,000	100,000	100,000	100,000
Number of shares (in thousands)
Authorized	8,000,000	8,000,000	8,000,000	8,000,000	8,000,000
Issued	2,495,486	2,495,486	2,495,486	2,495,486	2,495,486
Treasury stock	9,122	9,056	8,982	8,907	8,408

(1)	Net (loss) income per share is calculated by dividing net (loss) income by the weighted-average number of shares of common stock outstanding during the year, excluding common stock purchased by JX Holdings and held as treasury stock.
(2)	Cash dividend per share is dividend paid on JX Holdings common stock for the periods indicated.

The main differences between Japanese GAAP and IFRS arise from impairment losses due to different recognition method used, measurement of unlisted stock and revenue recognition. For more information, see Note 35 to JX Holdings’ audited consolidated financial statements included elsewhere in this prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF TONENGENERAL

IFRS Selected Historical Financial Data

The following IFRS selected historical financial data of TonenGeneral as of and for the fiscal years ended December 31, 2015 and 2014 have been derived from TonenGeneral’s annual consolidated financial statements prepared in accordance with IFRS, which have been audited by PricewaterhouseCoopers Aarata LLC, an independent auditor, and which are included elsewhere in this prospectus.

The following IFRS selected historical financial data of TonenGeneral as of June 30, 2016 and for the six-month periods ended June 30, 2016 and 2015 have been derived from TonenGeneral’s unaudited consolidated financial statements prepared in accordance with IFRS, which include, in the opinion of TonenGeneral’s management, all adjustments considered necessary to present fairly the results of operations and financial position of TonenGeneral for the periods or dates presented. The results of operations for an interim period are not necessarily indicative of the results for the full year or any other interim period.

The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of TonenGeneral, related notes and other financial information included herein. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TonenGeneral” included elsewhere in this prospectus.

	For the six-month periods ended June 30,
	2016	2015
	(Unaudited)
	(Millions of yen except per share data)
Statements of Profit or Loss:
Revenue	¥955,663	¥1,314,154
Cost of sales	891,045	1,227,640
Selling, general and administrative expenses	45,373	44,363
Loss on disposal of property, plant and equipment, net	(530)	(957)
Loss on impairment of property, plant and equipment	(135)	(89)
Operating profit	19,510	51,186
Profit before tax	17,732	50,586
Profit for the period	13,992	36,393
Per Share Data:
Profit attributable to TonenGeneral Sekiyu K.K. per share
Basic(1)	¥37.16	¥99.91
Diluted(2)	37.14	99.86
Dividends declared per share	19.0	19.0

	For the fiscal year ended December 31,
	2015	2014
	(Millions of yen except per share data)
Statements of Profit or Loss:
Revenue	¥2,555,533	¥3,340,569
Cost of sales	2,452,944	3,314,260
Selling, general and administrative expenses	89,453	88,678
Loss on disposal of property, plant and equipment, net	(291)	(1,647)
Loss on impairment of property, plant and equipment	(92)	(192)
Operating profit (loss)	21,965	(62,890)
Profit (loss) before tax	19,826	(66,583)
Profit (loss)	27,623	(31,780)
Per Share Data:
Profit (loss) income per share
Basic(1)	¥75.65	¥(87.55)
Diluted(2)	75.61	(87.55)
Dividends per share of common stock(3)	38.0	38.0

	As of June 30,		As of December 31,
	2016		2015	2014
	(Unaudited)
	(Millions of yen except number of shares)
Balance Sheets:
Total current assets	¥402,785		¥493,031	¥648,245
Total assets	1,229,852		1,324,063	1,479,885
Total current liabilities	527,896		598,323	728,430
Long-term debt, less current portion	191,196		214,793	212,288
Total liabilities	956,824		1,054,641	1,212,155
Equity attributable to owners of the parent	272,796		268,400	266,726
Common stock, no par value	35,123		35,123	35,123
Number of shares
Authorized	880,937,982		880,937,982	880,937,982
Issued	366,000,000		565,182,000	565,182,000
Treasury stock	1,764,000	(4)	200,936,000	200,876,000

(1)	Basic net (loss) profit per share is calculated by dividing net (loss) profit by the weighted-average number of shares of common stock outstanding during the year, excluding common stock purchased by TonenGeneral and held as treasury shares.
(2)	Diluted net (loss) profit per share is calculated by dividing net (loss) profit by the weighted-average number of shares of common stock outstanding adjusted for the effect of all dilutive potential common stock.
(3)	Cash dividend per share is dividend paid on TonenGeneral common stock for the periods indicated.
(4)	199,172 treasury shares were cancelled on February 29, 2016 by a board resolution in accordance with the provisions of Article 178 of the Companies Act.

Japanese GAAP Selected Historical Financial Data

The following Japanese GAAP selected historical financial data of TonenGeneral as of and for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been derived from TonenGeneral’s consolidated financial statements prepared in accordance with Japanese GAAP, which are not included in this prospectus.

	As of and for the Fiscal Year Ended December 31,
	2015	2014	2013	2012	2011
	(Unaudited)
	(Millions of yen except per share data and numbers of shares)
Statements of Profit or Loss:
Revenue	¥2,559,983	¥3,344,300	¥3,183,163	¥2,775,361	¥2,677,115
Cost of sales	2,453,644	3,314,857	3,037,298	2,681,518	2,428,148
Selling, general and administrative expenses	104,322	102,391	93,575	66,544	32,775
Operating income (loss)	2,017	(72,948)	52,289	27,298	216,191

Ordinary income (loss)	(294)	(73,383)	49,816	22,529	217,552
Income (loss) before taxes	8,940	(75,961)	48,212	38,809	218,933
Income (loss) before taxes and minority interests	168	(13,871)	23,050	55,285	132,779
Per Share Data:
Net income (loss) per share, basic(1)	¥0.14	¥(38.36)	¥62.84	¥122.38	¥235.26
Net income (loss) per share, diluted(2)	0.14	—	62.83	—	—
Cash dividends per share(3)	38.0	38.0	38.0	38.0	38.0
Balance Sheets:
Total current assets	¥496,348	¥657,765	¥769,953	¥706,036	¥872,445
Total assets	1,209,364	1,376,212	1,409,081	1,385,014	1,113,517
Total current liabilities	596,649	727,554	771,297	745,030	650,780
Long-term debt, less current portion	378,609	385,904	343,143	351,599	103,262
Total liabilities	975,258	1,113,459	1,114,440	1,096,630	754,043
Total net assets, including non-controlling interest	234,106	262,753	294,640	288,384	359,473
Common stock, no par value	565,182,000	565,182,000	565,182,000	565,182,000	565,182,000
Number of shares as adjusted to reflect changes in capital	565,182,000	565,182,000	565,182,000	565,182,000	565,182,000
Authorized	880,937,982	880,937,982	880,937,982	880,937,982	880,937,982
Issued	565,182,000	565,182,000	565,182,000	565,182,000	565,182,000
Treasury stock	200,936,000	200,876,000	200,813,000	200,628,000	808,000

(1)	Basic net (loss) income per share is calculated by dividing net (loss) income by the weighted-average number of shares of common stock outstanding during the year, excluding common stock purchased by TonenGeneral and held as treasury shares.
(2)	Diluted net (loss) income per share is calculated by dividing net (loss) income by the weighted-average number of shares of common stock outstanding adjusted for the effect of all dilutive potential common stock, if any, excluding common stock purchased by TonenGeneral and held as treasury shares.
(3)	Cash dividend per share is dividend paid on TonenGeneral common stock for the periods indicated.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the share exchange of JX Holdings and TonenGeneral in a transaction to be accounted for under the acquisition method of accounting and in which JX Holdings is treated as the acquirer for financial reporting purposes. See “The Integration Agreement” appearing elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of financial position information of JX Holdings as of March 31, 2016 is based on the historical audited consolidated statements of financial position of JX Holdings as of March 31, 2016 and TonenGeneral as of December 31, 2015 appearing elsewhere in this prospectus, and gives effect on a pro forma basis to the share exchange as if it had been consummated as of the most recent statement of financial position date for each entity. The unaudited pro forma condensed combined statement of profit or loss information of JX Holdings for the fiscal year ended March 31, 2016 is based on the historical audited consolidated statements of profit or loss of JX Holdings for the fiscal year ended March 31, 2016 and TonenGeneral for the fiscal year ended December 31, 2015, appearing elsewhere in this prospectus, and combines the results of operations of JX Holdings and TonenGeneral and gives effect to the share exchange as if it had occurred on the beginning of each applicable period. The historical consolidated financial information has been adjusted to give effect to the events that are directly attributable to the share exchange, factually supportable, and, with respect to the pro forma statements of profit or loss, expected to have a continuing impact on the combined results. With respect to the unaudited pro forma combined statement of profit or loss information, in compliance with Rule 11-03(c)(3), JX Holdings has used TonenGeneral’s statement of profit or loss for the fiscal year ended December 31, 2015 as the fiscal year end of TonenGeneral is within 93 days of JX Holdings’. With respect to the unaudited pro forma combined statement of financial position, JX Holdings has used the corresponding statement of financial position of TonenGeneral as of its fiscal year end.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined financial position or results of operations actually would have been had the share exchange been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information should be read in conjunction with the following:

•	accompanying notes to the unaudited pro forma condensed combined financial information;

•	historical audited consolidated financial statements of JX Holdings for the fiscal year ended March 31, 2016 included in this prospectus; and

•	historical audited consolidated financial statements of TonenGeneral for the fiscal year ended December 31, 2015 included in this prospectus.

The unaudited pro forma condensed combined financial information has been prepared based on the acquisition method of accounting under IFRS and applicable regulations of the SEC. JX Holdings has been treated as the acquirer in the share exchange for financial reporting purposes. The acquisition accounting is dependent upon certain valuations and other studies, including detailed analysis of deferred tax for the combined group, that have yet to progress to a stage where there is sufficient information for a definitive measurement. The actual results of these studies may depend in part on prevailing market rates and conditions. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences may have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger or the costs to integrate the operations of JX Holdings and TonenGeneral or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

	Historical JX Holdings	Historical TonenGeneral	Pro Forma Adjustments	Note	Pro Forma Combined
	(Millions of yen)
ASSETS
Current assets:
Cash and cash equivalents	537,878	100,162	—		638,040
Trade and other receivables	876,368	187,399	(4,479)	(a)	1,059,288
Inventories	1,008,306	191,500	251	(b)	1,200,057
Other financial assets	78,901	123	—		79,024
Other current assets	137,601	13,847	—		151,448

	2,639,054	493,031	(4,228)		3,127,857

Assets held for sale	33,828	—	—		33,828

Total current assets	2,672,882	493,031	(4,228)		3,161,685

Non-current assets:
Property, plant and equipment	3,054,389	368,278	248,572	(d)	3,671,239
Goodwill	17,061	321,640	(179,166)	(g)	159,535
Intangible assets	53,705	14,093	191,700	(f)	259,498
Investments accounted for using the equity method	409,837	18,652	(5,150)	(e)	423,339
Other financial assets	398,839	16,026	—		414,865
Other non-current assets	6,249	8,410	—		14,659
Deferred tax assets	215,552	83,933	(138,447)	(c)	161,038

Total non-current assets	4,155,632	831,032	117,509		5,104,173

Total assets	6,828,514	1,324,063	113,281		8,265,858

See the accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Historical JX Holdings	Historical TonenGeneral	Pro Forma Adjustments	Note	Pro Forma Combined
	(Millions of yen)
LIABILITIES
Current liabilities:
Trade and other payables	1,371,935	423,917	(4,479)	(a)	1,798,683
			7,310	(h)
Bonds and borrowings	999,336	118,180	—		1,117,516
Income taxes payable	24,361	1,761	—		26,122
Other financial liabilities	22,419	24,075	—		46,494
Provisions	7,142	348	—		7,490
Other current liabilities	324,913	30,042	—		354,955

	2,750,106	598,323	2,831		3,351,260
Liabilities directly related to assets held for sale	12,473	—	—		12,473

Total current liabilities	2,762,579	598,323	2,831		3,363,733

Non-current liabilities:
Bonds and borrowings	1,540,807	215,401	4,147	(i)	1,760,355
Liabilities for retirement benefits	130,572	143,682	—		274,254
Other financial liabilities	35,012	1,647	—		36,659
Provisions	137,323	3,211	—		140,534
Other non-current liabilities	85,887	2,423	—		88,310
Deferred tax liabilities	108,327	89,954	(4,916)	(c)	193,365

Total non-current liabilities	2,037,928	456,318	(769)		2,493,477

Total liabilities	4,800,507	1,054,641	2,062		5,857,210

EQUITY
Equity attributable to owners of the parent:
Common stock	100,000	35,123	(35,123)	(j)	100,000
Capital surplus	748,489	49,015	337,914	(j)	1,135,418
Retained earnings	576,003	325,346	(325,346)	(j)	568,693
			(7,310)	(h)
Treasury stock	(3,959)	(142,278)	142,278	(j)	(3,959)
Other components of equity	162,544	1,194	(1,194)	(j)	162,544

Total equity attributable to owners of the parent	1,583,077	268,400	111,219		1,962,696
Non-controlling interests	444,930	1,022	—		445,952

Total equity	2,028,007	269,422	111,219		2,408,648

Total liabilities and equity	6,828,514	1,324,063	113,281		8,265,858

See the accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF PROFIT OR LOSS

	Historical JX Holdings	Historical TonenGeneral	Pro Forma Adjustments	Note	Pro Forma Combined
	(Millions of yen, except per share data)
Revenue	7,530,895	2,555,533	(5,250)	(a)	10,081,178
Cost of sales	(6,963,115)	(2,452,944)	5,250	(a)	(9,410,809)

Gross profit	567,780	102,589	—		670,369

Selling, general and administrative expenses	(625,557)	(89,453)	(7,668)	(b)	(722,073)
			605	(c)
Share of profit (loss) of investments accounted for using the equity method	14,225	(90)	—		14,135
Other operating income	58,099	11,995	—		70,094
Other operating expenses	(365,268)	(3,076)	—		(368,344)

Operating income (loss)	(350,721)	21,965	(7,063)		(335,819)

Finance income	18,395	417	—		18,812
Finance costs	(25,246)	(2,556)	(34)	(d)	(27,836)

Profit (loss) before tax	(357,572)	19,826	(7,097)		(344,843)

Income tax benefit	(47,782)	(7,797)	(2,172)	(e)	(57,751)

Profit (loss) for the year	(309,790)	27,623	(4,925)		(287,092)

Profit (loss) for the year attributable to:
Owners of the parent	(273,607)	27,559	(4,925)		(250,973)
Non-controlling interests	(36,183)	64	—		(36,119)

Profit (loss) for the year	(309,790)	27,623	(4,925)		(287,092)

Net income (loss) per share (in Yen)
Basic	(110.04)	75.65			(84.06)
Diluted	(110.04)	75.61			(84.06)
Weighted-average shares used to calculate earnings per share (in thousands)
Basic	2,486,397	364,277	564,629		3,415,303
Diluted	2,486,397	364,467	564,439		3,415,303

See the accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Transaction and Basis of Presentation

The boards of directors of JX Holdings and TonenGeneral have resolved to approve the terms and conditions of the share exchange in order to integrate the management and businesses of the two companies.

The share exchange transaction is subject to JX Holdings and TonenGeneral stockholders’ approval, governmental and regulatory approvals, and other usual and customary closing conditions. The share exchange is expected to be completed on April 1, 2017. See “The Integration Agreement” appearing elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information was prepared based on the acquisition method of accounting in accordance with IFRS 3 “Business Combinations” which JX Holdings adopted on April 1, 2014.

Based on the exchange ratio of 2.55 JX Holdings share for each share of common stock of TonenGeneral as set forth in the share exchange agreement, former JX Holdings shareholders will own approximately 72.8% and former TonenGeneral shareholders will own approximately 27.2% of Holdco. Based on these projected ownership percentages and the relative size of assets and operations, JX Holdings is treated as the acquirer for financial reporting purposes.

IFRS 3 “Business Combinations” generally requires, among other things, that identifiable assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements can be highly subjective and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. In addition, the consideration transferred is required to be measured at the closing date of the transaction at the then-current market price; this particular requirement will likely result in a consideration transferred that is different from the amounts assumed in this unaudited pro forma condensed combined financial information.

Acquisition-related transaction costs (i.e., advisory, legal, valuation and other professional fees) and certain acquisition-related restructuring charges are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total transaction costs expected to be incurred by JX Holdings and TonenGeneral are estimated to be approximately ¥7,915 million, of which ¥605 million has been incurred by JX Holdings for the fiscal year ended March 31, 2016.

JX Holdings and TonenGeneral have not yet finalized formal plans for combining the two companies’ operations. Accordingly, additional liabilities may be incurred in connection with the business combination and any ultimate restructuring. Further, detailed analysis of the merger implication on deferred tax assets and liabilities of the combined group has not yet been carried out, the results of which could impact the recorded amount of deferred taxes resulting from the acquisition.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that Holdco may achieve as a result of the share exchange or the costs to integrate the operations of JX Holdings and TonenGeneral or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

2. Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of the consideration expected to be transferred:

	(Millions of yen)
Number of shares of TonenGeneral common stock outstanding as of October 18, 2016 (in thousands)	364,227
Multiplied by exchange ratio of 2.55 JX Holdings share for each share of common stock of TonenGeneral	2.55

Deemed shares of JX Holdings to be issued (in thousands)	928,779

Multiplied by the market price of JX Holdings’ stock(1) (in Yen)	¥416.6

Estimated consideration to be transferred		¥386,929

(1)	Represents the market price of JX Holdings’ stock as of October 18, 2016. Using the stock price of TonenGeneral for the past year, a range of possible outcomes was determined that appeared reasonable in light of the market volatility, based on daily change in stock price and its associated standard deviation. Based on such volatility, a 1% change to 15% change in the market price would change the estimated consideration by ¥3,869 million to ¥58,039 million, respectively.

3. Estimate of Assets to be Acquired and Liabilities to be Assumed

For the purpose of this pro forma analysis, the above estimated consideration to be transferred has been allocated generally based on a preliminary estimate of the fair value of assets to be acquired and liabilities to be assumed. The excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interest over the fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. The following table represents the allocation of the consideration transferred for the acquired net assets and resulting goodwill:

(Millions of yen)
Estimated consideration to be transferred	¥386,929
Less assets to be acquired:
Cash and cash equivalents	100,162
Trade and other receivables	187,399
Inventories	191,751
Property, plant and equipment	616,850
Intangible assets	205,793
Investments accounted for using the equity method	13,502
Other current and non-current financial assets	16,149
Other current and non-current assets	22,257
Deferred tax assets	83,933
Plus liabilities to be assumed:
Trade and other payables	423,917
Bonds and borrowings	337,728
Liabilities for retirement benefits	143,682
Income taxes payable	1,761
Other financial liabilities	25,722
Provision	3,559
Other current and non-current liabilities	32,465
Deferred tax liabilities	223,485
Non-controlling interests	1,022

Goodwill	¥142,474

4. Pro Forma Statement of Financial Position Adjustments

(a) Inter-company transactions

To eliminate receivables and payables between JX Holdings and TonenGeneral as of March 31, 2016.

(b) Inventories

To adjust inventories to estimated fair value. The fair value of inventories is determined using the current replacement cost method.

(c) Deferred tax assets and liabilities

To adjust the deferred income taxes to recognize deferred tax assets and liabilities arising from the pro forma adjustments. The tax effects of the pro forma adjustments are calculated with reference to the statutory tax rate of 30.6%. JX Holdings and TonenGeneral offset deferred tax assets and liabilities if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

In establishing the net deferred tax liability arising on the acquisition, consideration was given to the ability to recognize any previously unrecognized deferred tax assets of TonenGeneral. However, until the completion of the merger and a factually supportable detailed analysis based on the future taxable income and scheduling of the timing of the reversal of each temporary difference of the combined group, JX Holdings cannot conclude on the full implications of the merger on deferred tax assets and liabilities of the combined group. Accordingly, pro forma net deferred tax liabilities presented could potentially be further offset by the recognition of temporary differences and net operating loss carryforwards that have not been previously recognized in the final merger accounting to offset goodwill or increase equity of the combined entity.

(d) Property, plant and equipment

To adjust property, plant and equipment to estimated fair value. The fair value of property, plant and equipment is determined using appropriate valuation approaches such as the current replacement cost method and the transaction comparison method. The step-up is arising from land.

(e) Investment accounted for using the equity method

To adjust investments accounted for using the equity method to estimated fair value. The fair value of investments accounted for using the equity method is determined using appropriate valuation approaches such as the discounted cash flow method and the comparable companies approach.

(f) Intangible assets

To reflect the recognition of intangible assets to estimated fair value. Intangible assets mainly represent customer relationships. The fair value of intangible assets is determined primarily using the multi-period excess earnings method.

(g) Goodwill

To eliminate the historical goodwill balance included within TonenGeneral’s financial statement as of December 31, 2015, and to recognize goodwill in respect of the pro forma business combination.

The total pro forma aggregate of the consideration transferred and the amount recognized for any non-controlling interest of ¥387,951 million as measured under IFRS 3 “Business Combinations” was based on the fair value of JX Holdings’ share price as of August 31, 2016. The net pro forma identifiable assets acquired and liabilities assumed, which are generally measured at fair value, was estimated to be approximately ¥245,477 million, resulting in goodwill of ¥142,474 million.

Goodwill represents the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interest, over the net amount of identifiable assets acquired and liabilities assumed, which are generally measured at fair value, of TonenGeneral and is not amortized but is subject to an annual impairment test.

(h) Transaction costs

To record a liability for estimated unpaid transaction costs directly related to the transaction that are expected to be incurred.

(i) Bonds and borrowings

To adjust bonds and borrowings to estimated fair value. The fair value of bonds and borrowings is determined using the discounted cash flow method based on market rates.

(j) Equity

The adjustment below are based on the terms of the integration agreement, i.e., common stock of JX Holdings will not increase through the share exchange, however in accordance with the laws and regulations in Japan, all of the increase will be recorded to capital surplus.

(i) Common stock

To eliminate TonenGeneral’s historical common stock of ¥35,123 million.

(ii) Capital surplus

To eliminate TonenGeneral’s historical capital surplus of ¥49,015 million and record estimated consideration transferred of ¥386,929 million under the terms of the integration agreement.

Historical capital surplus contains stock options to TonenGeneral’s Directors. TonenGeneral plans to cancel all of the outstanding stock options by the day immediately preceding the acquisition date.

(iii) Retained earnings

To eliminate TonenGeneral’s historical retained earnings.

(iv) Treasury stock

To eliminate TonenGeneral’s historical treasury stock.

(v) Other components of equity

To eliminate TonenGeneral’s historical other components of equity.

5. Pro Forma Statement of Profit or Loss Adjustments

(a) Inter-company transactions

To eliminate revenue and cost of sales between JX Holdings and TonenGeneral for the year ended March 31, 2016. Profits on inter-company transactions are immaterial.

(b) Amortization expense of intangible assets

To record amortization expense related to the intangible assets recognized at estimated fair value. The estimated useful life for the intangible assets is 25 years, based on the calculation of the present discount value.

(c) Non-recurring costs

To eliminate transaction costs incurred for the year ended March 31, 2016, which are directly attributable to the share exchange transaction but are not expected to have a continuing impact on the combined company’s results of operations.

(d) Interest expense of bonds and borrowings

To adjust the interest expense on bonds and borrowings recorded at estimated fair value.

(e) Income tax expense

To record an estimate of the tax impacts of the pro forma adjustments to the statement of profit or loss using a tax rate of 30.6%.

SELECTED UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth certain historical unaudited pro forma information with respect to net book value per share and earnings per share and dividends declared per share of JX Holdings as of and for the fiscal years ended March 31, 2016, giving effect to on a pro forma basis to the share exchange as if it had been consummated on March 31, 2016. The selected unaudited pro forma per share data is based on the historical audited consolidated financial statements of JX Holdings for the year ended March 31, 2016 and TonenGeneral for the year ended December 31, 2015. The historical information for JX Holdings and TonenGeneral has been prepared under IFRS. The information that follows should be read in conjunction with the unaudited pro forma condensed combined financial information and notes thereto, included elsewhere in this prospectus, and the audited consolidated financial statements for the fiscal years ended March 31, 2016 and December 31, 2015, respectively, of each of JX Holdings and TonenGeneral, included elsewhere in this prospectus.

The pro forma per share data have been included for comparative purposes only and do not purport to be indicative of (a) the results of operations or financial position of JX Holdings which actually would have been obtained if the share exchange had been completed at the beginning of the earliest period presented or as of the date indicated, or of (b) the results of operation or financial position of JX Holdings which may be obtained in the future.

	Historical		Pro Forma	Equivalent Pro Forma
	JX Holdings	TonenGeneral	Holdco	TonenGeneral
Net book value per share(1)	636.70	736.86	574.70	1,465.47
Dividends declared per share(2)	16	38	16	40
Net (loss) income per share attributable to JX Holdings, TonenGeneral, and Pro Forma Combined — basic(2)	(110.04)	75.65	(84.06)	(214.35)
Net (loss) income per share attributable to JX Holdings, TonenGeneral, and Pro Forma Combined — diluted(2)	(110.04)	75.61	(84.06)	(214.35)

Notes:

(1)	Net book value per share information was calculated using the total number of shares outstanding and pro forma combined total number of shares outstanding as of March 31, 2016.
(2)	Historical dividends declared per share and earnings per share information were based on historical information available elsewhere in this prospectus. Pro forma combined dividends declared per share and pro forma earnings per share were calculated using the pro forma combined weighted-average number of shares outstanding for the period.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Comparative Per Share Market Price Data

JX Holdings’ common stock is listed on the First Sections of the Tokyo Stock Exchange and the Nagoya Exchange. TonenGeneral’s common stock is listed on the First Section of the Tokyo Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low sales prices per share of JX Holdings’ common stock and TonenGeneral’s common stock on the First Section of the Tokyo Stock Exchange.

	JX Holdings’ Common Stock
	Price per Share
	High	Low
Fiscal Year Ended March 31,
2012	¥580.0	¥394.0
2013	570.0	346.0
2014	592.0	438.0
2015:
First quarter	555.0	477.0
Second quarter	556.0	504.8
Third quarter	506.0	425.0
Fourth quarter	494.9	417.1
2016:
First quarter	568.0	455.8
Second quarter	534.0	422.5
Third quarter	518.4	430.2
Fourth quarter	517.3	404.8
2017:
First quarter	492.8	376.8
Second quarter
Most Recent Six Months
May 2016	460.4	418.3
June 2016	448.8	376.8
July 2016	408.0	379.3
August 2016	395.3	361.9
September 2016	408.8	385.0
October 2016
November 2016 (through November , 2016)

	TonenGeneral’s Common Stock
	Price per Share
	High	Low
Fiscal Year Ended December 31,
2012	¥864.0	¥616.0
2013	1,099.0	741.0
2014:
First quarter	967.0	835.0
Second quarter	1,030.0	887.0
Third quarter	979.0	885.0
Fourth quarter	1,125.0	901.0
2015:
First quarter	1,164.0	974.0
Second quarter	1,228.0	1,040.0
Third quarter	1,267.0	1,048.0
Fourth quarter	1,285.0	1,002.0
2016:
First quarter	1,056.0	837.0
Second quarter	1,099.0	870.0
Third quarter
Most Recent Six Months
May 2016	1,055.0	950.0
June 2016	1,085.0	870.0
July 2016	987.0	907.0
August 2016	969.0	855.0
September 2016	1,020.0	945.0
October 2016
November 2016 (through November , 2016)

The table below sets forth the closing sales prices of JX Holdings’ common stock and TonenGeneral’s common stock as reported on the First Section of the Tokyo Stock Exchange on December 2, 2015, the last trading day before the public announcement of the business integration by JX Holdings and TonenGeneral, and             ,                     2016, the last practicable trading day before the distribution of this prospectus. The table also sets forth the implied equivalent value of TonenGeneral’s common stock on these dates, as determined by multiplying the applicable reported sales price of TonenGeneral’s common stock by the exchange ratio of 2.55 JX Holdings shares per TonenGeneral share. JX Holdings urges you to obtain current market quotations for both the JX Holdings’ common stock and TonenGeneral’s common stock.

	JX Holdings Common Stock	TonenGeneral Common Stock
	Historical	Historical	Implied Equivalent Value
December 2, 2015	¥503.3	¥1,202.0	¥1,283.4
, 2016

Dividend Information

The following tables indicate year-end and interim dividends paid on JX Holdings common stock and TonenGeneral common stock for each of the record dates indicated. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set below.

JX Holdings Dividend	Japanese Yen	U.S. Dollars	TonenGeneral Dividend	Japanese Yen	U.S. Dollars
September 30, 2011	8	0.10	June 30, 2011	19	0.24
March 31, 2012	8	0.10	December 31, 2011	19	0.25
September 30, 2012	8	0.10	June 30, 2012	19	0.24
March 31, 2013	8	0.08	December 31, 2012	19	0.22
September 30, 2013	8	0.08	June 30, 2013	19	0.19
March 31, 2014	8	0.08	December 31, 2013	19	0.18
September 30, 2014	8	0.07	June 30, 2014	19	0.19
March 31, 2015	8	0.07	December 31, 2014	19	0.16
September 30, 2015	8	0.07	June 30, 2015	19	0.16
March 31, 2016	8	0.07	December 31, 2015	19	0.16
September 30, 2016 (Expected)	8	0.07	June 30, 2016	19	0.18

Holdco expects to redistribute profits by reflecting consolidated business results while striving to maintain stable dividends. The declaration and payment of future dividends by Holdco are subject to future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.

CURRENCY EXCHANGE RATE DATA

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the Japanese yen price of JX Holdings and TonenGeneral shares and the U.S. dollar amounts received on conversion of any cash dividends. The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Japanese yen exchange rate. The information is based on the noon buying rates in the City of New York as announced for custom purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00. On November     , 2016, the exchange rate was ¥              per $1.00.

	High	Low	Average (of Month-end Rates)	Period-end
Fiscal Year Ended March 31,
2012	¥85.26	¥75.72	¥78.86	¥82.41
2013	96.16	77.41	83.26	94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42
Most Recent Six Months
May 2016	110.75	106.34	108.85	110.75
June 2016	109.55	101.66	105.35	102.77
July 2016	106.65	100.65	104.19	102.32
August 2016	103.38	100.07	101.24	103.38
September 2016	104.18	100.34	101.78	101.21
October 2016
November 2016
(through November , 2016)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF TONENGENERAL

General

TonenGeneral is distributing mail-in voting cards to its shareholders who are entitled to exercise their voting rights (or their or their brokers’ standing proxies in Japan, as appropriate) for use at the extraordinary general meeting of shareholders of TonenGeneral, expected to be held on December 21, 2016, at 10:00 a.m. (Japan time), at “Pegasus” room, 1F, Hilton Tokyo Odaiba, 9-1, Daiba 1-chome, Minato-ku, Tokyo. TonenGeneral will distribute the mail-in voting cards, together with the notice of convocation of the meeting and reference documents concerning the shareholders’ meeting, by mail to its shareholders (or their or their brokers’ standing proxies in Japan, as appropriate) who have voting rights as of the record date. TonenGeneral may distribute reference documents concerning the shareholders’ meeting via the Internet in accordance with the Companies Act and the article of incorporation of TonenGeneral.

Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan, directly or indirectly through their securities broker. For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, TonenGeneral will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of TonenGeneral through a securities broker located outside of Japan, TonenGeneral will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. TonenGeneral shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, TonenGeneral will send voting and reference materials to that mailing address.

At the extraordinary general shareholders’ meeting of TonenGeneral, the approval of the share exchange agreement will be considered and voted upon by the shareholders of TonenGeneral.

Voting

Voting Rights

TonenGeneral currently uses the unit share system, where one unit constitutes 1,000 shares of common stock of TonenGeneral. TonenGeneral’s shareholders may vote at the TonenGeneral extraordinary general meeting only if they are registered as a holder of one unit or more shares of TonenGeneral common stock in TonenGeneral’s register of shareholders on the record date. Each unit of shares of TonenGeneral common stock outstanding on the TonenGeneral record date is entitled to one vote on each matter properly submitted at the extraordinary general shareholders’ meeting of TonenGeneral. Shares constituting less than one unit are not entitled to vote.

The following shares are not entitled to vote at, and are not counted in determining the quorum for, the extraordinary general meeting of shareholders:

•	treasury shares held by TonenGeneral;

•	shares held by entities in which TonenGeneral (together with its subsidiaries) holds 25% or more of the voting rights; and

•	shares issued after the applicable record date and shares that have come to constitute one or more unit after the record date.

Record Date

The close of business on September 30, 2016 has been fixed by the resolution of board of directors to be the TonenGeneral record date for the determination of the holders of TonenGeneral common stock entitled to exercise the shareholders’ rights at the TonenGeneral extraordinary general meeting of shareholders.

How to Vote; Voting via the Internet and Use of Mail-in Voting Cards

Shareholders who are entitled to exercise voting rights at the TonenGeneral extraordinary general meeting of shareholders may exercise their voting rights by voting via the Internet, submitting a mail-in voting card, attending the meeting in person or through another shareholder with voting rights whom shareholders have appointed as their attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan.

Shareholders who are entitled to exercise voting rights at the extraordinary general shareholders’ meeting of TonenGeneral may vote their shares via the Internet or by returning a mail-in voting card. In case shareholders who are entitled to exercise voting rights would like to vote by returning the mail-in voting cards, they must use the form in Japanese which TonenGeneral is distributing together with the notice of convocation of such meeting by mail to those holders. The Internet system and mail-in voting cards will allow a shareholder with a right to vote at the shareholders’ meeting to indicate his or her approval or disapproval with respect to each proposal at the meeting, including the share exchange agreement. Voting via the Internet must be done, and completed mail-in voting cards must be received by TonenGeneral, by 5:00 p.m. (Japan time) one business day prior to the extraordinary general shareholders’ meeting.

In accordance with applicable Japanese law and practice, TonenGeneral intends to:

•	count toward the quorum for its shareholders’ meeting any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals; and

•	count the shares represented by mail-in voting cards returned in this manner as votes in favor of the share exchange agreement and other proposals referred to in the mail-in voting cards.

In addition to the exercise of voting rights as described above, institutional investors may use the “Electronic Voting Platform for Institutional Investors” which is operated by ICJ, Inc. to exercise their voting rights at the extraordinary general meeting of shareholders.

Vote Required

Approval of the share exchange agreement requires the affirmative vote of at least two-thirds of voting rights of TonenGeneral shareholders present or represented at the extraordinary general meeting of shareholders of TonenGeneral, at which shareholders holding at least a one-third of the total voting rights of TonenGeneral shareholders who are entitled to exercise their voting rights are present or represented.

As of September 30, 2016, of the 366,000,000 shares of TonenGeneral common stock outstanding, the directors, and audit & supervisory board members of TonenGeneral owned an aggregate of 7,000 shares, representing approximately 0.02% of the outstanding shares of TonenGeneral common stock, and 27,609 shares were held by entities that did not have voting rights as set forth in the second bullet of “—Voting—Voting Rights” above. As of September 30, 2016, directors, executive officers and audit & supervisory board members of JX Holdings owned none of the outstanding shares of TonenGeneral common stock.

Revocation

Any person who votes via the Internet or by a mail-in voting card by mail may revoke it any time before it is voted in any of the following ways:

•	by sending another mail-in voting card dated a later date than the previous mail-in voting card to TonenGeneral if TonenGeneral redistributes mail-in voting cards;

•	by voting via the Internet (the vote via the Internet will prevail even if a mail-in voting card dated later than the vote via the Internet is submitted); or

•	by voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan, at the extraordinary general meeting of shareholders of TonenGeneral.

TonenGeneral shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

THE SHARE EXCHANGE

This section of the prospectus describes material aspects of the proposed share exchange. The summary may not contain all of the information that is important to you. You should carefully read this entire prospectus for a more complete understanding of the share exchange.

General

The boards of directors of JX Holdings and TonenGeneral have agreed to a statutory share exchange under the Companies Act of Japan, pursuant to which shares of TonenGeneral will be exchanged for shares of JX Holdings, and TonenGeneral will become a wholly owned subsidiary of JX Holdings, which will serve as the holding company for the combined group and is expected to be renamed Holdco following the consummation of the share exchange. Immediately after the share exchange is consummated, TonenGeneral is expected to be merged with and into JX Nippon Oil & Energy Corporation, another wholly-owned subsidiary of JX Holdings.

On August 31, 2016, JX Holdings and TonenGeneral entered into the integration agreement and the related share exchange agreement setting forth the terms of the share exchange. Upon the share exchange, each shareholder of TonenGeneral as of the time immediately preceding the share exchange will receive 2.55 shares of JX Holdings common stock in exchange for each share of TonenGeneral common stock that such shareholder holds. The resulting number of shares of JX Holdings common stock to which TonenGeneral shareholders are entitled will be recorded in JX Holdings’ register of shareholders. The shares representing the aggregate of all fractional shares (in cases where such aggregated shares include any fractional shares, such fraction will be rounded down) will be sold in the Japanese market or sold to JX Holdings at the market price and the net cash proceeds from the sale will be distributed to the former holders of TonenGeneral shares on a proportionate basis in accordance with their respective fractions.

The share exchange can only be completed if the share exchange agreement is approved by the shareholders of JX Holdings and TonenGeneral and certain other conditions are satisfied. If the share exchange agreement is approved by the shareholders of both JX Holdings and TonenGeneral and the other conditions for completing the share exchange are satisfied, the share exchange is expected to become effective on or around April 1, 2017.

Background of the Share Exchange

JX Holdings and TonenGeneral acknowledge the necessity of concentrating the business resources of both companies in order to maximize their enterprise value in an environment in which demand for oil in Japan is decreasing. In particular, there has been the trend toward lower demand for petroleum products in Japan and the market for petrochemical products has remained sluggish.

In this business environment, the management of each of JX Holdings and TonenGeneral closely monitored trends in the oil industry, such as consolidation among other energy companies, and independently undertook initiatives to strengthen its ability to compete, considering all reasonably viable opportunities to boost its earning capacity and improve corporate value, including the possibility of merging with or forming alliances with other companies.

On August 12, 2015, Mr. Yukio Uchida, the president of JX Holdings, and Mr. Jun Mutoh, the president of TonenGeneral, exchanged views on the challenges that the Japanese energy industry faces. They discussed how the domestic demand for refined petroleum products in Japan peaked in 1999 and is expected to continue to decrease, although the demand in Asia is expected to increase. They agreed that they would fall behind foreign competitors if each company separately undertook efforts to rationalize and strengthen its business and agreed that they could mutually seek a path forward to materially improve corporate value.

On August 31, 2015, Mr. Uchida and Mr. Mutoh met again and Mr. Mutoh proposed that JX Holdings and TonenGeneral create a joint venture for their refined petroleum product businesses in order to improve the corporate value of both companies. Mr. Mutoh indicated how the two companies have geographically overlapping refineries and how this would facilitate realizing the effects of rationalization. In addition, Mr. Mutoh indicated that a joint venture would be a close form of cooperation that would enable both companies to realize the benefits of their cooperation expeditiously.

On September 7, 2015, Mr. Uchida and Mr. Hiroji Adachi, a senior vice president of JX Holdings, met with Mr. Mutoh and Mr. Onoda, a managing director of TonenGeneral. Mr. Adachi provided a counterproposal to merge JX Nippon Oil & Energy Corporation and TonenGeneral. Mr. Adachi explained that it is necessary to gather the management resources of both companies in order to maximize the corporate value of such companies, and that through a business integration under a holding company, the two companies would be able to develop into an internationally competitive integrated energy, resource and basic materials group leading Asia.

On September 9, 2015 and on September 8, 2015, JX Holdings and TonenGeneral, respectively, formed internal working groups to handle this matter.

On September 14, 2015, the working groups of JX Holdings and TonenGeneral met and agreed to consider the business integration described above.

On September 24, 2015, the working groups of JX Holdings and TonenGeneral met and TonenGeneral gave a presentation on the management policies proposed to be adopted by the holding company in connection with the business integration. In its presentation, TonenGeneral proposed integrating the strengths of both companies and carrying out a drastic transformation of the business in order to build a strong management. The working groups discussed and agreed that drastic transformation would be effected by streamlining and rationalizing the energy business, realizing and maximizing synergies arising from the business integration and developing and enhancing the next-generation businesses of the integrated group, such as overseas businesses, electricity, gas, new energy, lubricants and specialty chemicals.

It also proposed maximizing shareholder value by implementing a low cost structure, cash flow management and optimization of the entire organization across internal divisions, each by improving the underlying management structure. The working groups discussed and agreed that these could be achieved through the following strategies:

•	increasing efficiencies and benefiting from synergies to achieve a low cost structure

•	generating cash flow through all available means, such as restricting investments, selling assets and reducing working capital requirements

•	strategically allocating management resources, implementing a group-wide approach to risk management and internal control and optimizing the organizational structure and placement of human resources

•	allowing the supply division to coordinate across internal divisions so that timely measures can be taken to maximize company-wide profits

•	establishing an internal audit department, internal control department and IT planning and development department which will be a joint organization for JXTG Holdings and its Energy segment subsidiary and establishing an office of corporate auditors which will be a joint organization for JXTG Holdings and its Metals segment subsidiary

•	building an enterprise-wise core IT system

On September 30, 2015, JX Holdings retained Mori Hamada & Matsumoto as its Japanese legal counsel and Shearman & Sterling LLP as its U.S. legal counsel.

On October 1, 2015, Mr. Uchida and Mr. Mutoh met and Mr. Mutoh proposed his ideas for the organizational design. The proposals included building a company-wide management platform, concentrating the business service divisions in the holding company and strengthening the strategic functions of the holding company in order to be able to efficiently allocate corporate resources. The proposals also included optimizing the supply chain in the energy business, staffing employees in a fair and optimal manner and streamlining offices and affiliates.

On October 1, 2015, TonenGeneral retained Merrill Lynch Japan Securities Co., Ltd. as its financial advisor.

On October 14, 2015, the working groups of JX Holdings and TonenGeneral met again and JX Holdings and TonenGeneral respectively presented a discussion sheet and talking points for the memorandum of understanding regarding the business integration. The discussion sheet and talking points presented in further details the strategies discussed on September 24, 2015. JX Holdings’ discussion sheet focused on the drastic transformation of the business, low cost structure, optimization of the entire organization across internal divisions, improving the management structure, establishing a company-wide platform and optimizing the supply chain. TonenGeneral’s talking points focused on optimization of the entire organization across internal divisions, improving the underlying structure, establishing a company-wide platform and optimizing the supply chain.

On October 27, 2015, a meeting of the board of directors of TonenGeneral was held to consider the proposed business integration.

On October 27, 2015, TonenGeneral retained Nishimura & Asahi as its Japanese legal counsel and Jones Day as its Japanese and U.S. legal counsel.

On October 28, 2015, the working groups of JX Holdings and TonenGeneral met again and reached an agreement regarding the target synergy effects of the potential integration. The two companies agreed to target more than ¥100 billion in profit improvements per fiscal year on a consolidated basis, to be realized within five years of the business integration. In order to realize these profit improvements, JX Holdings and TonenGeneral agreed that the measures discussed in the meetings on September 24, 2015 and October 14, 2015 will have to undertaken and that the following sub-targets will have to be met through the actions described below:

•	¥28 billion by optimizing crude oil purchase operation and the distribution network

•	¥40 billion by integrating the operations of the refinery and chemical plants in the Kawasaki area and by reducing energy and maintenance costs

•	¥15 billion by reducing procurement costs for construction materials, catalysts and other items

•	¥17 billion by increasing efficiency through a new enterprise-wise core IT system and other means

On November 4, 2015, the working groups of JX Holdings and TonenGeneral met and TonenGeneral proposed a draft of the memorandum of understanding regarding the business integration. The proposal memorialized the points that have been discussed in the previous meetings.

On November 18, 2015, the working groups of JX Holdings and TonenGeneral met again and reached an agreement on the contents of the draft memorandum of understanding regarding the business integration, except for the new name for JX Holdings after the business integration. JX Holdings and TonenGeneral agreed to include a provision in the memorandum of understanding that they will discuss the new name.

On November 26 and 27, 2015, a meeting of the board of directors of JX Holdings and TonenGeneral was held respectively, to consider the proposed business integration.

On December 3, 2015, both companies resolved to approve the execution of the memorandum of understanding at the respective meetings of the board of directors. The two companies subsequently signed the memorandum of understanding regarding the business integration and the public announcement of the business integration was made the same day.

On December 7, 2015, JX Holdings retained its accounting advisor. On the same day, TonenGeneral retained Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. as its financial advisor.

On December 11, 2015, JX Holdings, its auditors, its accounting advisor and Shearman & Sterling LLP held a kick-off meeting to discuss the proposed business integration and the necessary work streams. On December 25, 2015, TonenGeneral, its auditors, JX Holdings, its auditors, its accounting advisor, Shearman & Sterling LLP and Jones Day held a joint kick-off meeting to discuss the role of each party, the overall schedule of the transaction and upcoming work streams.

On December 22, 2015, JX Holdings and TonenGeneral met to discuss the timetable and established an integration committee and subcommittees such as those on the structure of integration, energy business integration and information technology. Subsequently, the integration committee also established a subcommittee on accounting and finance. The integration committee held a series of meetings through August 2016, generally on a monthly basis, where progress of discussions of the subcommittees, implementation of the strategies and further details relating to the business integration were discussed.

From March 2016 through late June 2016, JX Holdings and TonenGeneral each performed its due diligence of the other party with the assistance of legal and accounting professional firms.

On July 22, 2016, the financial advisors of JX Holdings and TonenGeneral met to discuss the exchange ratios proposed by each of the companies. The meeting was halted as there was a large discrepancy between the proposed exchange ratios.

On August 10, 2016, JX Holdings and TonenGeneral met to discuss the exchange ratio. After exchanging their respective views on the market value of the companies’ shares and corporate value based on discounted cash flow valuation, the differences in the proposed exchange ratios narrowed. After a few additional meetings, on August 25, 2016, JX Holdings and TonenGeneral came to an agreement on the terms of the integration agreement including the exchange ratio. The exchange ratio was generally in the range suggested by each of the companies’ financial advisors and the companies deemed it fair. The companies agreed to present the integration agreement to their respective board of directors.

On August 31, 2016, a meeting of the board of directors of JX Holdings was held to consider the proposed integration agreement. At the meeting, Mr. Adachi explained the result of negotiations with TonenGeneral and the key terms of the integration agreement, including the exchange ratio and expected synergies of the integration. On August 30, 2016, the board received the financial analyses regarding the proposed exchange ratio of each of Nomura Securities Co., Ltd., Citi Global Markets Japan Inc. and Mizuho Securities Co. Ltd., Daiwa Securities Co. Ltd., respectively, as well as their opinions, dated August 30, 2016, respectively, to the effect that, as of the date of the opinion and based on and subject to the assumptions and qualifications therein, the proposed exchange ratio was fair from a financial point of view to the holders of JX Holdings shares. After review and discussions of the terms of the integration agreement, the board of directors unanimously resolved to approve the terms of the share exchange and authorized the execution of the integration agreement.

On August 31, 2016, a meeting of the board of directors of TonenGeneral was held to consider the proposed integration agreement. At the meeting, the president explained the result of negotiations with JX Holdings and the key terms of the integration agreement, including the exchange ratio and expected synergies of the integration. On August 30, 2016 and August 31, 2016, the board received the financial analyses regarding the proposed exchange ratio of each of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and Merrill Lynch Japan Securities Co., Ltd., respectively, as well as their opinions, dated August 30, 2016 and August 31, 2016, respectively, to the effect that, as of the date of the opinion and based on and subject to the assumptions and qualifications therein, the proposed exchange ratio was fair from a financial point of view to the holders of TonenGeneral shares. After review and discussions of the terms of the integration agreement, the board of directors unanimously resolved to approve the terms of the share exchange and authorized the execution of the integration agreement.

The two companies subsequently signed and entered into the integration agreement on August 31, 2016. The execution of the definitive agreement was publicly announced by both companies later on the same day.

Reasons for the Share Exchange

JX Holdings and TonenGeneral are entering into the share exchange and integration of their business and management in an effort to develop into one of the most prominent and internationally-competitive comprehensive energy, natural resource and materials company groups in Asia, and to contribute to the development of a sustainable and vigorous economy and society.

In order to achieve the foregoing objectives, JX Holdings and TonenGeneral will establish a management system capable of implementing capital efficiency-oriented strategies for investments and business portfolios, which will include, among others, policies of making stage-limited commitments, making post-project evaluations for future consideration and closely controlling working capital requirements. In the energy business premised on safe and stable operations and stable supply, the business foundation will be further strengthened by promptly implementing intensive business reforms, such as streamlining and rationalizing the energy business, realizing and maximizing integration synergies and developing and enhancing the next-generation businesses, such as as overseas businesses, electricity, gas, new energy, lubricants and specialty chemicals. The business foundation will be further strengthened also by establishing a management system such as a supply division that coordinates across internal divisions and establishing internal departments across group entities.

Determination of the TonenGeneral Board of Directors

On August 31, 2016, the board of directors of TonenGeneral unanimously determined to approve the share exchange and the related transactions as advisable and as to be in the best interests of TonenGeneral. During the negotiations leading up to this determination, the board of directors of TonenGeneral consulted with management as well as its financial and legal advisors. Throughout this process, the board of directors of TonenGeneral placed emphasis on securing a business integration that would enable it to develop into one of the most prominent and internationally-competitive comprehensive energy, natural resource and materials company groups in Asia, and to contribute to the development of a sustainable and vigorous economy and society. TonenGeneral’s board believes that the proposed share exchange meets its requirements.

With respect to long-term business potential, the board considered that:

•	JX Holdings and TonenGeneral both acknowledge the need to restructure their energy and oil businesses and the business integration will allow the two companies to more effectively reduce excess refining capacity and increase operational efficiencies;

•	there is a need for drastic rationalization and efficiency improvement, which neither JX Holdings nor TonenGeneral would likely be able to achieve individually;

•	through the business integration, JX Holdings and TonenGeneral aim to achieve synergies of ¥100 billion in profit improvements per fiscal year within three years after the business integration.

At the time of approving the integration agreement, the board of directors of TonenGeneral also considered the following factors as generally supporting its decision to enter into the integration agreement:

•	its understanding of the businesses, operations, financial condition, earnings and prospects of both JX Holdings and TonenGeneral;

•	its understanding of the current and prospective economic, market and industry environment in which JX Holdings and TonenGeneral operate, including global, national and local economic conditions, and the changing competitive landscape in the energy, resources and materials industries in Japan and overseas, including the trend toward reducing carbon emissions due to growing environmental awareness and intensified competition for securing natural resources;

•	the results of financial analyses of the exchange ratio prepared by Merrill Lynch Japan Securities Co., Ltd. and Mitsubishi UFJ Morgan Stanley Securities, TonenGeneral’s financial advisors, which included the analysis of historical stock prices and discounted cash flow analysis and other methods deemed to be relevant by the financial advisors;

•	the opinions delivered to the board of directors of TonenGeneral by each of Merrill Lynch Japan Securities Co., Ltd. and Mitsubishi UFJ Morgan Stanley Securities to the effect that, as of the date of the opinion and based upon and subject to the assumptions, considerations and limitations in the opinion, the proposed exchange ratio was fair, from a financial point of view, to the holders of TonenGeneral common stock; and

•	the complementary nature of the businesses of JX Holdings and TonenGeneral and the potential synergies as noted above.

The board of directors of TonenGeneral also considered disadvantages and potential risks associated with the business integration with JX Holdings in connection with its deliberations regarding the integration agreement, including:

•	the challenges of integrating the organizations, business cultures, procedures and operations of TonenGeneral and JX Holdings as well as transitioning operations and facilities to a common information technology system;

•	the risk that anticipated benefits of the share exchange may not be achieved due to the challenges to integrate the businesses of the two companies;

•	the significant costs that are expected to be incurred in connection with completing the share exchange and in the subsequent integration of the business operations of JX Holdings and TonenGeneral; and

•	the failure to identify areas with substantial potential synergies and failure to effectively allocate resources to such areas.

In view of the wide variety of factors considered in connection with its evaluation of the integration agreement and the complexity of these matters, the board of directors of TonenGenral did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the TonenGeneral board may have given different weight to different factors. The TonenGeneral board conducted an overall analysis of the factors described above, including discussions with management and the legal and financial advisors of TonenGeneral, and considered the factors overall to be favorable to, and to support, its determination.

Based on an overall analysis of those factors, TonenGeneral’s board of directors determined that the share exchange is advisable and in the best interests of TonenGeneral and its shareholders. On August 31, 2016, the board of directors of TonenGeneral unanimously concluded that the exchange ratio is appropriate and recommends approval of the integration agreement.

Opinion of TonenGeneral’s Advisors

Opinion of Merrill Lynch Japan Securities Co., Ltd.

TonenGeneral has retained Merrill Lynch Japan Securities Co., Ltd., or BofA Merrill Lynch, to act as TonenGeneral’s financial advisor in connection with the share exchange and the integration. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. TonenGeneral selected BofA Merrill Lynch to act as TonenGeneral’s financial advisor in connection with the share exchange and the integration on the basis of BofA Merrill Lynch’s experience in transactions similar to the share exchange and the integration, its reputation in the investment community and its familiarity with TonenGeneral and its business.

On August 31, 2016, at a meeting of TonenGeneral’s board of directors held to evaluate the share exchange, BofA Merrill Lynch delivered to TonenGeneral’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated August 31, 2016, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the share exchange was fair, from a financial point of view, to holders of TonenGeneral common stock (other than JX Holdings and its affiliates).

The full text of BofA Merrill Lynch’s written opinion to TonenGeneral’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix B to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to TonenGeneral’s board of directors for the benefit and use of TonenGeneral’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the share exchange or the integration and no opinion or view was expressed as to the relative merits of the share exchange or integration in comparison to other strategies or transactions that might be available to TonenGeneral or in which TonenGeneral might engage or as to the underlying business decision of TonenGeneral to proceed with or effect the share exchange and the integration. BofA Merrill Lynch’s opinion does not address any other aspect of the share exchange or the integration and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed share exchange, integration or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

(1)	reviewed certain publicly available business and financial information relating to TonenGeneral and JX Holdings;

(2)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of TonenGeneral furnished to or discussed with BofA Merrill Lynch by the management of TonenGeneral, including certain financial forecasts relating to TonenGeneral prepared by or at the direction of and approved by the management of TonenGeneral and that TonenGeneral directed BofA Merrill Lynch to utilize for purposes of its analysis;

(3)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of JX Holdings furnished to or discussed with BofA Merrill Lynch by the management of JX Holdings, including certain financial forecasts relating to JX Holdings prepared by the management of JX Holdings;

(4)	reviewed an alternative version of the management forecasts for JX Holdings incorporating certain adjustments thereto made by the management of TonenGeneral, including with respect to JX Holdings’ internal oil and gas reserve, ore reserve and production estimates;

(5)	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements anticipated by the managements of TonenGeneral and JX Holdings to result from the integration;

(6)	discussed the past and current business, operations, financial condition and prospects of TonenGeneral with members of senior management of TonenGeneral and JX Holdings, and discussed the past and current business, operations, financial condition and prospects of JX Holdings with members of senior management of TonenGeneral and JX Holdings;

(7)	reviewed the potential pro forma financial impact of the integration on the future financial performance of JX Holdings, including the potential effect on JX Holdings’ estimated earnings per share;

(8)	reviewed the trading histories for TonenGeneral common stock and JX Holdings common stock and a comparison of such trading histories with each other;

(9)	reviewed the relative financial contributions of TonenGeneral and JX Holdings to the future financial performance of the combined company on a pro forma basis;

(10)	reviewed drafts, dated August 30, 2016, of the share exchange agreement and the integration agreement; and

(11)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of TonenGeneral and JX Holdings that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the management forecasts for TonenGeneral, BofA Merrill Lynch was advised by TonenGeneral, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of TonenGeneral as to the future financial performance of TonenGeneral. With respect to the management forecasts for JX Holdings and the expected synergies, BofA Merrill Lynch was advised by JX Holdings, and assumed, with TonenGeneral’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of JX Holdings as to the future financial performance of JX Holdings and other matters covered thereby. BofA Merrill Lynch relied, at the direction of TonenGeneral, on the assessments of the management of TonenGeneral as to TonenGeneral’s and JX Holdings’ ability to achieve the expected synergies and were advised by TonenGeneral and JX Holdings, and assumed, with the consent of TonenGeneral, that the expected synergies will be realized in the amounts and at the times projected. With respect to the management forecasts for JX Holdings as adjusted by TonenGeneral, BofA Merrill Lynch assumed, at the direction of TonenGeneral, that they were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the management of TonenGeneral as to the future financial performance of JX Holdings and, based on the assessments of the management of TonenGeneral as to the relative likelihood of achieving the future financial results reflected in the management forecasts for JX Holdings and the management forecasts for JX Holdings as adjusted by TonenGeneral, BofA Merrill Lynch relied, at the direction of TonenGeneral, on the management forecasts for JX Holdings as adjusted by TonenGeneral for purposes of arriving at its opinion. BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of TonenGeneral or JX Holdings, nor did it make any physical inspection of the properties or assets of TonenGeneral or JX Holdings. With respect to the internal oil and gas reserve, ore reserve and production estimates of JX Holdings, BofA Merrill Lynch are not experts in the engineering, evaluation or appraisal of oil and gas properties or mining deposits and, with TonenGeneral’s consent, relied, without independent verification, upon the estimates of management of TonenGeneral. BofA Merrill Lynch did not evaluate the solvency or fair value of TonenGeneral or JX Holdings under any applicable laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of TonenGeneral, that the share exchange and the integration would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the share exchange and the integration, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on TonenGeneral, JX Holdings or the contemplated benefits of the share exchange and the integration. BofA Merrill Lynch also assumed, with the consent of TonenGeneral, that the share exchange and the integration will qualify as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes. Its opinion is based upon financial information prepared in accordance with generally accepted accounting principles in Japanese GAAP which were supplied or otherwise made available to BofA Merrill Lynch, discussed with or reviewed by or for BofA Merrill Lynch, or publicly available. BofA Merrill Lynch did not review any financial information prepared by TonenGeneral or JX Holdings in accordance with IFRS and did not take account of any differences between Japanese GAAP and

IFRS. BofA Merrill Lynch assumed, at the direction of TonenGeneral, that the final form of the share exchange agreement and the integration agreement will not differ in any material respect from the last draft reviewed by it.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the share exchange or integration (other than the exchange ratio to the extent, and subject to the assumptions and qualifications, expressly specified in its opinion), including, without limitation, the form or structure of the share exchange or the integration. BofA Merrill Lynch was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible integration with TonenGeneral or any alternative transaction. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the exchange ratio to the holders of TonenGeneral Common Stock and no opinion or view was expressed with respect to any consideration received in connection with the share exchange by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the share exchange, or class of such persons, relative to the exchange ratio. Furthermore, no opinion or view was expressed as to the relative merits of the share exchange or the integration in comparison to other strategies or transactions that might be available to TonenGeneral or in which TonenGeneral might engage or as to the underlying business decision of TonenGeneral to proceed with or effect the share exchange and the integration. BofA Merrill Lynch did not express any opinion as to what the value of JX Holdings common stock actually would be when issued or the prices at which TonenGeneral common stock or JX Holdings common stock would trade at any time, including following announcement or consummation of the share exchange. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the share exchange, the integration or any related matter. Except as described above, TonenGeneral imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. Commodity prices including oil, gas, and copper have been experiencing unusual volatility and BofA Merrill Lynch expressed no opinion or view as to any potential effects of such volatility on TonenGeneral, JX Holdings or the share exchange or the integration. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to TonenGeneral’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

TonenGeneral Financial Analyses.

Market Price Analysis. BofA Merrill Lynch reviewed per share closing price trading data for (1) August 26, 2016 and the average for the one-month, three-month and six-month periods up to and including August 26,

2016, which BofA Merrill Lynch chose as the reference date prior to August 31, 2016, the day on which the share exchange agreement was executed and announced, and (2) November 13, 2015, the trading day immediately prior to the day on which the share exchange was reported in the news, and the average for the one-month, three-month and six-month periods up to and including November 13, 2015. This data is summarized below:

	Reference Date
	Trading Day Prior to Report of Share Exchange in the News (11/13/2015)	Date Prior to Announcement of Share Exchange Agreement (08/26/2016)
Day Closing Price	¥1,239	¥865
1 Month Average Prior to Reference Date	¥1,250	¥904
3 Months Average Prior to Reference Date	¥1,204	¥953
6 Months Average Prior to Reference Date	¥1,197	¥966

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis based on the TonenGeneral management forecasts, which did not take into account potential synergies resulting from the integration, for each of the individual businesses of TonenGeneral by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that TonenGeneral was forecasted to generate for the petroleum refining and marketing business during TonenGeneral’s fiscal years ending March 31, 2016 to March 31, 2020 and for the electricity business during TonenGeneral’s fiscal years ending March 31, 2016 to March 31, 2030. Using an EBITDA multiple method, BofA Merrill Lynch calculated terminal values for TonenGeneral by applying for each individual business a selected range of terminal forward multiples of enterprise value to the estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, of 5.25x to 6.25x for the petroleum refining and marketing business and 6.50x to 7.50x for the electricity business. Using a perpetual growth rate method, BofA Merrill Lynch also calculated terminal values for TonenGeneral by applying to the standalone unlevered, after-tax free cash flows that TonenGeneral was forecasted to generate for each individual business at the end of the forecast period a selected range of perpetual growth rates of -3.25% to -2.75%. For both methods, the enterprise values and cash flows were then discounted to present value as of March 31, 2017 using a selected range of discount rates of 3.75% to 4.25%, which were based on an estimate of TonenGeneral’s weighted average cost of capital. Based on the aggregated enterprise values determined through this analysis, BofA Merrill Lynch derived an implied valuation per share of TonenGeneral common stock of ¥774 to ¥1,082 using the EBITDA multiple method and ¥866 to ¥1,155 using the perpetual growth rate method.

JX Holdings Financial Analyses.

Market Price Analysis. BofA Merrill Lynch reviewed per share closing price trading date for (1) August 26, 2016 and the average for the one-month, three-month and six-month periods up to and including August 26, 2016, which BofA Merrill Lynch chose as the reference date prior to August 31, 2016, the day on which the share exchange agreement was executed and announced, and (2) November 13, 2015, the trading day immediately prior to the day on which the share exchange was reported in the news, and the average for the one-month, three-month and six-month periods up to and including November 13, 2015. This data is summarized below:

	Reference Date
	Trading Day Prior to Report of Share Exchange in the News (11/13/2015)	Date Prior to Announcement of Share Exchange Agreement (08/26/2016)
Day Closing Price	¥463	¥373
1 Month Average Prior to Reference Date	¥477	¥380
3 Months Average Prior to Reference Date	¥465	¥398
6 Months Average Prior to Reference Date	¥498	¥422

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis, which did not take into account potential synergies resulting from the integration, for each of the individual businesses of

JX Holdings by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that JX Holdings was forecasted to generate for such individual businesses during JX Holdings’ fiscal years ending March 31, 2017 through March 31, 2021 or, for the metals mining upstream business, until the end of the life for each asset, based on the management forecasts for JX Holdings as adjusted by TonenGeneral. Using an EBITDA multiple method, BofA Merrill Lynch calculated terminal values for JX Holdings by applying for each individual business a selected range of terminal forward multiples of enterprise value to EBITDA of 5.25x to 13.5x, with specific ranges selected for each relevant business. Using a perpetual growth rate method, BofA Merrill Lynch also calculated terminal values for JX Holdings by applying to the standalone unlevered, after-tax free cash flows that JX Holdings was forecasted to generate for each individual business at the end of the forecast period a selected range of perpetual growth rates of -3.25% to 1.75%, with specific rates selected for each relevant business. For both methods, the enterprise values and cash flows were then discounted to present value as of March 31, 2017 using a selected range of discount rates of 3.75% to 8.09%, with rates determined for each relevant business based on an estimate of JX Holdings’ weighted average cost of capital for such business. Based on these aggregated enterprise values determined through this analysis, BofA Merrill Lynch derived an implied valuation per share of JX Holdings common stock of ¥289 to ¥435 using the EBITDA multiple method and ¥322 to ¥505 using the perpetual growth rate method.

Analysis of the Exchange Ratio.

Based on its analysis of the valuations per share of TonenGeneral common stock and valuations per share of JX Holdings common stock, BofA Merrill Lynch calculated implied exchange ratio ranges. BofA Merrill Lynch also assessed the exchange ratio of 2.55 shares of JX Holdings common stock for each share of TonenGeneral common stock using a pro forma earnings per share accretion/dilution analysis.

Implied Exchange Ratio Based on Share Price. BofA Merrill Lynch calculated implied exchange ratios based on historical share prices of TonenGeneral and JX Holdings common stock and compared these implied exchange ratio ranges with the exchange ratio of 2.55 shares of JX Holdings common stock per share of TonenGeneral common stock. The exchange ratios implied by the per share closing price trading data for each of (1) August 26, 2016 and the average for the one-month, three-month and six-month periods up to and including August 26, 2016, which BofA Merrill Lynch chose as the reference date prior to August 31, 2016, the day on which the share exchange agreement was executed and announced, and (2) November 13, 2015, the trading day immediately prior to the day on which the share exchange was reported in the news, and the average for the one-month, three-month and six-month periods up to and including November 13, 2015 is summarized in the table below:

	Reference Date
	Trading Day Prior to Report of Share Exchange in the News (11/13/2015)	Date Prior to Announcement of Share Exchange Agreement (08/26/2016)
As of Reference Date	2.68	2.32
1 Month Average Prior to Reference Date	2.62	2.38
3 Months Average Prior to Reference Date	2.59	2.39
6 Months Average Prior to Reference Date	2.40	2.29

Implied Exchange Ratio Based on Discounted Cash Flow Analysis. Based on the implied valuations per share of TonenGeneral common stock and JX Holdings common stock resulting from the standalone discounted cash flow analyses described above, BofA Merrill Lynch calculated the implied exchange ratios shown below for the number of shares of JX Holdings common stock be exchanged for one share of TonenGeneral common stock:

Implied Exchange Ratio
EBITDA multiple method	2.49 to 2.67
Perpetual growth rate method	2.29 to 2.69

Other Factors.

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•	Contribution Analysis.

BofA Merrill Lynch calculated TonenGeneral’s and JX Holdings’ respective contributions to the combined entity’s market value as of August 26, 2016, adjusted net income for the fiscal years ending March 31, 2016 through March 31, 2020 and net asset book value as of June 30, 2016. The results of this analysis are summarized in the table below. BofA Merrill Lynch noted that such overall relative contributions of TonenGeneral to the combined entity’s estimated adjusted net income for the fiscal years ending March 31, 2016 through March 31, 2020, market value as of August 26, 2016 and net asset book value as of June 30, 2016 indicated an overall implied exchange ratio of 1.40 to 2.08, 2.32 and 1.16, respectively, as compared to the exchange ratio or 2.55 shares of JX Holdings common stock per share of TonenGeneral common stock.

	Total Contributions
	TonenGeneral	JX Holdings	Implied Exchange Ratio
Market value, as of August 26, 2016	25.4%	74.6%	2.32
Adjusted Net Income (FY16, Estimated)	21.5%	78.5%	1.87
Adjusted Net Income (FY17, Estimated)	22.8%	77.2%	2.01
Adjusted Net Income (FY18, Estimated)	23.4%	76.6%	2.08
Adjusted Net Income (FY19, Estimated)	17.0%	83.0%	1.40
Adjusted Net Income (FY20, Estimated)	18.4%	81.6%	1.54
Net Asset Book Value, as of June 30, 2016	14.5%	85.5%	1.16

•	Pro Forma Accretion/Dilution Analysis.

BofA Merrill Lynch reviewed the potential pro forma financial effect of the share exchange and the integration on estimated earnings per share for JX Holdings’ fiscal years ending March 31, 2017 through March 31, 2020 using net income as provided in the management forecasts for TonenGeneral and the management forecasts for JX Holdings (as adjusted by TonenGeneral) and expected synergies resulting from the integration of TonenGeneral and JX Holdings.

Based on the exchange ratio, this analysis indicated that the integration could be accretive to TonenGeneral’s estimated earnings per share, both before and after considering synergies, for fiscal years ending March 31, 2017 through March 31, 2020.

Based on the exchange ratio, this analysis indicated that the integration could be dilutive to JX Holdings’ estimated earnings per share, before considering synergies, for fiscal years March 31, 2017 through March 31, 2020 and dilutive to JX Holdings’ estimated earnings per share, after considering synergies, for fiscal year ending March 31, 2017, and accretive to JX Holdings’ estimated earnings per share, after considering synergies, for fiscal years ending March 31, 2018 through March 31, 2020.

The actual results achieved by the combined company may vary from projected results and the variations may be material.

•	Historical Trading Prices and Price Movement Analysis.

BofA Merrill Lynch reviewed historical trading prices of TonenGeneral common stock and JX Holdings common stock from July 1, 2013 through August 26, 2016. BofA Merrill Lynch also reviewed the relationship between movements in TonenGeneral common stock and JX Holdings common stock from July 1, 2013 through August 26, 2016, including the exchange ratio of the closing price of TonenGeneral common stock to the closing price of JX Holdings common stock calculated over various periods ended August 26, 2016.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to TonenGeneral’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of TonenGeneral and JX Holdings. The estimates of the future performance of TonenGeneral and JX Holdings in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the exchange ratio and were provided to TonenGeneral’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of TonenGeneral or JX Holdings.

The type and amount of consideration payable in the share exchange was determined through negotiations between TonenGeneral and JX Holdings, rather than by any financial advisor, and was approved by TonenGeneral’s board of directors. The decision to enter into the share exchange agreement and the integration agreement was solely that of TonenGeneral’s board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by TonenGeneral’s board of directors in its evaluation of the proposed share exchange and the integration and should not be viewed as determinative of the views of TonenGeneral’s board of directors or management with respect to the share exchange, the integration or the share exchange ratio.

TonenGeneral has agreed to pay BofA Merrill Lynch for its services in connection with the share exchange and the integration an aggregate fee of ¥700 million, a significant portion of which was payable in connection with its opinion and a significant portion of which is contingent upon the completion of the share exchange and the integration. TonenGeneral also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch against certain liabilities arising out of our engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of TonenGeneral, JX Holdings and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided and may be currently providing or may in the future may provide investment banking, commercial banking and other financial services to TonenGeneral and have received or in the future may receive compensation for the rendering of these services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided and may be currently providing or may in the future provide investment banking, commercial banking and other financial services to JX Holdings and have received or in the future may receive compensation for the rendering of these services.

Opinion of Mitsubishi UFJ Morgan Stanley

TonenGeneral retained Mitsubishi UFJ Morgan Stanley to provide it with financial advisory services and to render a financial opinion in connection with the business integration. The TonenGeneral board of directors selected Mitsubishi UFJ Morgan Stanley based on Mitsubishi UFJ Morgan Stanley’s qualifications, expertise and reputation. On August 30, 2016, Mitsubishi UFJ Morgan Stanley rendered for the benefit of the TonenGeneral board of directors its written opinion that as of August 30, 2016, and based upon and subject to various significant assumptions, limitations and other conditions set forth in its written opinion, the share exchange ratio pursuant to the August 29, 2016 draft integration agreement (which, for the avoidance of doubt, is the same as contained in the integration agreement) was fair, from a financial point of view, to the holders of shares of common stock of TonenGeneral.

The full text of the written opinion of Mitsubishi UFJ Morgan Stanley, dated as of August 30, 2016, is attached to this document as Appendix C. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Mitsubishi UFJ Morgan Stanley in rendering its opinion. TonenGeneral shareholders are encouraged to read the opinion carefully and in its entirety. In addition, when determining whether to approve the share exchange, TonenGeneral shareholders should carefully consider the following description of the analyses performed by Mitsubishi UFJ Morgan Stanley in connection with rendering its opinion. Mitsubishi UFJ Morgan Stanley’s opinion is directed to the TonenGeneral board of directors, in its capacity as such, and addresses only the fairness from a financial point of view of the share exchange ratio pursuant to the draft integration agreement to the TonenGeneral shareholders as of the date of the opinion. It does not address any other aspects of the share exchange, including the relative merits of the transactions contemplated by the draft integration agreement as compared to other business or financial strategies that might be available to TonenGeneral, nor does it address the underlying business decision of TonenGeneral to enter into the integration agreement or proceed with any other transaction contemplated by the draft integration agreement. The opinion also does not constitute a recommendation to any TonenGeneral or JX Holdings shareholder as to how to vote at any shareholders’ meeting held in connection with the share exchange or whether to take any other action with respect to the share exchange. The summary of the opinion of Mitsubishi UFJ Morgan Stanley set forth below is qualified in its entirety by reference to the full text of its opinion.

For purposes of the fairness opinion and its analysis, Mitsubishi UFJ Morgan Stanley has:

•	Reviewed certain publicly available financial statements and other business and financial information of TonenGeneral and JX Holdings;

•	Reviewed certain internal financial statements and other financial and operating data concerning TonenGeneral and JX Holdings, including internal oil, gas, and ore reserve and production estimates of JX Holdings;

•	Reviewed certain financial projections prepared by management of TonenGeneral and JX Holdings, respectively;

•	Reviewed financial projections for JX Holdings reflecting adjustments made by management of TonenGeneral (including with respect to oil, gas, and ore reserve and production estimates), which TonenGeneral has directed Mitsubishi UFJ Morgan Stanley to consider for purposes of its analysis;

•	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the share exchange, prepared by management of TonenGeneral and JX Holdings;

•	Discussed the past and current operations and financial condition and the prospects of TonenGeneral with senior executives of TonenGeneral;

•	Discussed the past and current operations and financial condition and the prospects of JX Holdings with senior executives of JX Holdings;

•	Reviewed the pro forma impact of the share exchange on TonenGeneral’s earnings per share;

•	Reviewed the reported prices and trading activity for common stock of TonenGeneral and common stock of JX Holdings;

•	Reviewed the financial performance and the prices of common stock of certain other publicly-traded companies comparable with certain business units of TonenGeneral and JX Holdings, as applicable, and their securities;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions;

•	Reviewed certain due diligence reports on JX Holdings, prepared by the legal, accounting, tax and technical advisors of TonenGeneral;

•	Reviewed the draft integration agreement dated August 29, 2016, which was substantially consistent with the integration agreement and certain related documents; and

•	Reviewed such other information and considered such other factors as Mitsubishi UFJ Morgan Stanley has deemed appropriate.

Mitsubishi UFJ Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by TonenGeneral and JX Holdings and that formed a substantial basis for its fairness opinion and analyses. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the share exchange, Mitsubishi UFJ Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of TonenGeneral and JX Holdings of the future financial performance of TonenGeneral and JX Holdings. Mitsubishi UFJ Morgan Stanley’s analyses are based upon financial information prepared in accordance with generally accepted accounting principles in Japan, and Mitsubishi UFJ Morgan Stanley has not reviewed any financial information prepared by TonenGeneral or JX Holdings in accordance with International Financial Reporting Standards. In addition, Mitsubishi UFJ Morgan Stanley assumed that the share exchange will be consummated in accordance with the terms set forth in the integration agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the share exchange will be treated as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes for both companies and their respective shareholders. Mitsubishi UFJ Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed share exchange, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed share exchange. Mitsubishi UFJ Morgan Stanley is not a legal, accounting, tax, technical, environmental, or regulatory advisor. Mitsubishi UFJ Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of TonenGeneral and its legal, accounting, tax, technical, and environmental advisors with respect to legal, accounting, tax, technical, environmental or regulatory matters. Mitsubishi UFJ Morgan Stanley has expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of

TonenGeneral’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of common stock of TonenGeneral in the transaction. Mitsubishi UFJ Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of TonenGeneral or JX Holdings, nor has Mitsubishi UFJ Morgan Stanley been furnished with any such appraisals. With respect to the internal oil, gas and ore reserve and production estimates mentioned above, Mitsubishi UFJ Morgan Stanley is not an expert in the engineering, evaluation or appraisal of oil and gas properties or mining deposits and, with TonenGeneral’s consent, has relied, without independent verification, upon the internal reserve estimates of management of JX Holdings (as adjusted by TonenGeneral). The analysis and fairness opinion of Mitsubishi UFJ Morgan Stanley was necessarily based on financial, economic, market and other conditions (including commodity prices) as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley as of, the date of the fairness opinion. Events occurring after such date might have an effect on the analyses and fairness opinion and the assumptions used in preparing it, and Mitsubishi UFJ Morgan Stanley has not assumed any obligation to update, revise or reaffirm its analyses and fairness opinion. In arriving at its opinion, Mitsubishi UFJ Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving TonenGeneral. Mitsubishi UFJ Morgan Stanley was not requested to, and did not, participate in the negotiation of the terms of the share exchange.

The following is a brief summary of the material financial analyses performed by Mitsubishi UFJ Morgan Stanley in connection with its opinion letter dated August 30, 2016. The following summary is not a complete description of Mitsubishi UFJ Morgan Stanley’s opinion or the financial analyses performed and factors considered by Mitsubishi UFJ Morgan Stanley in connection with rendering its opinion, nor does the order of the analyses described represent the relative importance or weight given to those analyses. In connection with arriving at its opinion, Mitsubishi UFJ Morgan Stanley considered all of its analyses as a whole and did not attribute any particular weight to any analysis described below. Considering any portion of these analyses and factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Mitsubishi UFJ Morgan Stanley’s opinion. The various analyses summarized below were based on a closing price of ¥865 per share of common stock of TonenGeneral and ¥372.7 per share of common stock of JX Holdings on August 26, 2016. Some of these summaries of financial analyses include information presented in tabular format. In order to understand the financial analyses used by Mitsubishi UFJ Morgan Stanley fully, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Trading Ratio Analysis

Mitsubishi UFJ Morgan Stanley, using August 26, 2016 as a base date (the “Base Date”), reviewed the implied ranges of the exchange ratio based on the respective closing share prices of each company on the Tokyo Stock Exchange during each of the 1 month and 3 months prior to and including the Base Date. The following table summarizes the implied ranges of the exchange ratio calculated by Mitsubishi UFJ Morgan Stanley under this methodology. (The following ranges of the exchange ratio represent ranges of the number of shares of common stock of JX Holdings to be allotted for one share of common stock of TonenGeneral.)

Historical Trading Ratios
1 month	2.31x – 2.48x
3 months	2.31x – 2.48x

Discounted Cash Flow Analysis

Mitsubishi UFJ Morgan Stanley performed a discounted cash flow analysis of each of TonenGeneral and JX Holdings to calculate an estimated range of present values per share of common stock of each of TonenGeneral and JX Holdings, assuming both companies continued to operate as stand-alone entities.

The ranges were determined by adding (i) the sum of the discounted net present value of the stream of the unlevered free cash flows that certain individual business lines of TonenGeneral and JX Holdings are expected to generate during selected periods based on financial projections furnished by TonenGeneral and JX Holdings, and (ii) the discounted net present value of the terminal value, calculated either by applying a range of perpetual growth rates to the normalized unlevered free cash flow of certain individual business lines of TonenGeneral and JX Holdings, or by applying a range of EBITDA multiples to the normalized EBITDA of certain individual business lines of TonenGeneral and JX Holdings.

Mitsubishi UFJ Morgan Stanley reviewed financial projections prepared by the management of each of TonenGeneral and JX Holdings1 (referred to as the “Management Case”). In addition, Mitsubishi UFJ Morgan Stanley reviewed financial projections for JX Holdings reflecting adjustments made by the management of TonenGeneral (including to oil, gas, and ore reserve and production estimates), which TonenGeneral had directed Mitsubishi UFJ Morgan Stanley to consider for purposes of its analysis, as well as financial projections for TonenGeneral reflecting adjustments made by the management of TonenGeneral (reflecting certain additional developments not originally reflected in its initial management forecasts), which TonenGeneral had directed Mitsubishi UFJ Morgan Stanley to consider for purposes of its analysis (referred as the “Adjusted Case”).

The cash flow stream and terminal values were discounted to present value using a range of discount rates for each applicable business line of TonenGeneral and JX Holdings, which were chosen by Mitsubishi UFJ Morgan Stanley based upon its risk characteristics.

The range of aggregate value to perpetual growth rate and EBITDA multiples for calculation of the terminal value, and discount rates, as well as projected periods applied to each applicable business line of TonenGeneral are as follows.

Business Lines	Perpetual Growth Rates	Aggregate Value to EBITDA multiples	Discount Rates	Projected Periods
Oil Refining and Marketing	(2.00)% – (1.50)%	6.5x – 7.5x	2.75% – 3.25%	Through the fiscal year ending December 31, 2020
Electric Power	(0.25)% – 0.25%	Not Applicable	4.75% – 5.25%	Various periods through the fiscal year ending December 31, 2030 to the fiscal year ending March 31, 2070

The projected periods applied for JX Holdings’s business lines were through the fiscal year ending March 31, 2021 or, for the upstream businesses, until the end of the life for each asset. For the EBITDA multiple method, Mitsubishi UFJ Morgan Stanley applied a selected range of EBITDA multiples of 5.0x to 7.5x for each applicable business, with specific ranges selected for each applicable business. For the perpetual growth method, Mitsubishi UFJ Morgan Stanley applied a selected range of perpetual growth rates of (2.00)% to 0.00%, with specific rates selected for each applicable business. A range of discount rates of 2.75% to 10.25% was applied, with specific ranges determined for each applicable business.

All of the valuation ranges for the applicable business lines were combined to calculate a sum-of-the-parts aggregate value range for each of TonenGeneral and JX Holdings. The respective aggregate values were then adjusted for indebtedness, net of cash and cash equivalents including minority interests based on the estimated balance sheets as of March 31, 2017 and certain other items including adjustments based on the due diligence reports.

The following table summarizes the implied ranges of the exchange ratio calculated by Mitsubishi UFJ Morgan Stanley under this methodology.

Exchange Ratios based on DCF Analysis
Management Case	1.76x – 1.82x
Adjusted Case	2.24x – 2.52x

[1]	JX Holdings’s Management Case was the financial projection provided by JX Holdings which was adjusted using TonenGeneral’s assumptions, including macroeconomic data.

General

In connection with the review of the share exchange ratio by the TonenGeneral Board, Mitsubishi UFJ Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion.

The preparation of a fairness opinion and the analysis forming the basis thereof is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Mitsubishi UFJ Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Mitsubishi UFJ Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Mitsubishi UFJ Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the range of valuations resulting from any particular analysis described herein should not be taken to be Mitsubishi UFJ Morgan Stanley’s view of the actual value of TonenGeneral or JX Holdings. In performing its analyses, Mitsubishi UFJ Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TonenGeneral or JX Holdings. Any estimates contained in Mitsubishi UFJ Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The summary contained herein describes material analyses performed by Mitsubishi UFJ Morgan Stanley, but does not purport to be a complete description of the analyses performed.

The share exchange ratio was determined through arm’s length negotiations between TonenGeneral and JX Holdings and was approved by TonenGeneral’s board of directors. Mitsubishi UFJ Morgan Stanley’s analysis and fairness opinion and its presentation to TonenGeneral’s board of directors was only one of many factors taken into consideration by TonenGeneral’s board of directors in deciding to approve the business integration. Consequently, the analyses described herein should not be viewed as determinative of the opinion of TonenGeneral’s board of directors with respect to the share exchange ratio or of whether TonenGeneral’s board of directors would have been willing to agree to a different exchange ratio.

Please note that Mitsubishi UFJ Morgan Stanley is a global financial services firm engaged in the banking (including financing for TonenGeneral and JX Holdings), securities, trust, investment management, credit services and other financial businesses (collectively, “Financial Services”). Its securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its underwriting, trading, brokerage and financing activities, Mitsubishi UFJ Morgan Stanley may at any time hold long or short positions, may provide Financial Services to TonenGeneral, JX Holdings, or companies that may be involved in this transaction and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of TonenGeneral, JX Holdings, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Mitsubishi UFJ Morgan Stanley, its directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of TonenGeneral, JX Holdings, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Further, Mitsubishi UFJ Morgan Stanley may at any time carry out ordinary course broking activities for TonenGeneral, JX Holdings, or any company that may be involved in this transaction.

Under the terms of its engagement letter, Mitsubishi UFJ Morgan Stanley provided TonenGeneral financial advisory services and a financial opinion in connection with the business integration, and TonenGeneral has agreed to pay Mitsubishi UFJ Morgan Stanley for its services a fee of up to ¥400 million, a significant portion of which is contingent upon the closing of the business integration. TonenGeneral has also agreed to reimburse Mitsubishi UFJ Morgan Stanley for its fees and expenses incurred in performing its services, including fees and disbursements of legal advisors and other professional advisors engaged with TonenGeneral’s consent, and has agreed to indemnify Mitsubishi UFJ Morgan Stanley and any of its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Mitsubishi UFJ Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of its engagement and any related transactions. In the two years prior to the date of its opinion, Mitsubishi UFJ Morgan Stanley has provided financing and financial advisory services to both JX Holdings and TonenGeneral, and has received compensation from both JX Holdings and TonenGeneral for such services. Mitsubishi UFJ Morgan Stanley may also seek to provide financial advisory and financing services to TonenGeneral and JX Holdings in the future and would expect to receive fees for the rendering of such services.

Material Japanese Income Tax Consequences of the Share Exchange

Non-resident holders of shares of TonenGeneral common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from TonenGeneral as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Mori Hamada & Matsumoto, Japanese counsel to JX Holdings, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

Material U.S. Federal Income Tax Consequences of the Share Exchange

The share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation have not been structured to achieve a particular treatment for U.S. federal income tax purposes, and JX Holdings and TonenGeneral have no obligation to structure the share exchange or the merger in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to JX Holdings, that, as the share exchange and the merger are structured, it is more likely than not that either (i) the share exchange, considered independently of the merger, will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code or (ii) the share exchange and the merger, considered together as an integrated transaction, will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, qualification of the share exchange or the integrated transaction as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange and the merger. If the share exchange or the integrated transaction qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of TonenGeneral common stock for shares of JX Holdings common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of JX Holdings common stock and unless TonenGeneral has been a PFIC at any time during the holding period of the U.S. Holder. If neither the share exchange, considered independently, nor the integrated transaction qualifies as a reorganization, a U.S. Holder that exchanges its shares of TonenGeneral common stock for shares of JX Holdings common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of JX Holdings common stock received and (b) any cash received in lieu of fractional shares of JX Holdings common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of TonenGeneral common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to JX Holdings, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange and the integrated transaction.

Anticipated Accounting Treatment

The share exchange is expected to be accounted for by Holdco under the acquisition method of accounting in accordance with IFRS. Based on the exchange ratio of 2.55, after the effectiveness of the share exchange, former JX Holdings shareholders will own approximately 72.88% of Holdco and former TonenGeneral shareholders will own approximately 27.12%. Based on these projected ownership percentages, JX Holdings is expected to be the accounting acquirer for financial reporting purposes. Under the acquisition method of accounting, JX Holdings will record identifiable tangible and intangible assets acquired and liabilities assumed of TonenGeneral, generally measured at their fair values at acquisition date. The reported financial condition and results of operations of Holdco after the share exchange becomes effective will reflect JX Holdings’ historical balances and results in addition to TonenGeneral’s balances, generally measured initially at fair value as of the effective date of the share exchange, and its results. Accordingly, Holdco’s results of operations will reflect acquisition accounting adjustments, likely with increased amortization and depreciation expense in respect of the acquired assets. If different fair values were to be used, Holdco’s results of operations and financial condition could differ materially.

Regulatory Matters

Japanese Regulatory Approvals

Pursuant to the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (the so-called Antimonopoly Act), as amended, JX Holdings and TonenGeneral have made a mandatory filing regarding the share exchange with the Fair Trade Commission of Japan, or JFTC, on February 29, 2016. Under the Antimonopoly Act, there are two phases in the JFTC review process for a transaction that is subject to the mandatory filing with the JFTC. The transaction cannot be closed during the 30-day waiting period (Phase I), unless the JFTC shortens the period. If the JFTC decides that it needs to conduct a further review, it will open Phase II. The JFTC decided to open Phase II on March 30, 2016 and requested necessary information to the parties. The JFTC must reach the final conclusion within 90 days from the date on which the JFTC receives from the parties all the information requested at the opening of Phase II.

United States Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, certain acquisitions may not be completed unless notification has been given and information has been furnished to the Antitrust Division of the U.S. Department of Justice, or Antitrust Division, and to the Federal Trade Commission, or FTC, and applicable waiting period requirements have expired or have been earlier terminated. The effectiveness of the share exchange is subject to such requirements.

JX Holdings and TonenGeneral will file their respective Hart-Scott-Rodino Notification and Report Forms, or HSR Forms, regarding the share exchange with the FTC and Antitrust Division and obtain their clearance before the effective date of the share exchange.

In addition, any appropriate U.S. state or federal authority could take actions under U.S. state or federal antitrust laws seeking to stop the effectiveness of the share exchange, if applicable, and, in certain circumstances, third parties could seek relief under U.S. state or federal antitrust laws.

Regulatory Approvals in Other Jurisdictions

China. JX Holdings and TonenGeneral will make notification regarding the share exchange with the Ministry of Commerce under the Anti-Monopoly Law of the People’s Republic of China and obtain its clearance before the effective date of the share exchange.

South Korea. Under the Monopoly Regulation and Fair Trade Act of South Korea, certain business combinations may not be completed unless a business combination report has been approved by the Korea Fair

Trade Commission, or KFTC. The parties should file the business combination report after the shareholder’s meeting which approves the share exchange. However, it is possible to file a preliminary report to the KFTC before the shareholders’ meeting is held and JX Holdings and TonenGeneral is preparing such a filing.

Philippines. Pursuant to the Philippine Competition Act, JX Holdings and TonenGeneral have made a filing regarding the share exchange with the Philippine Competition Commission.

Fees, Costs and Expenses

All expenses incurred in connection with the share exchange, the integration agreement and the transactions contemplated by the integration agreement and the fees and expenses related to the preparation and filing of the registration statement on Form F-4 and this prospectus will be paid by the party incurring those expenses, except that JX Holdings and TonenGeneral have agreed to share equally certain fees, costs and expenses including, but not limited to, the filing fees incurred pursuant to the requirements of the HSR Act and other antitrust laws in foreign jurisdictions.

Dissenters’ Appraisal Rights

Any TonenGeneral shareholder (i) who notifies TonenGeneral prior to the extraordinary general meeting of shareholders of his or her intention to oppose the share exchange, and who votes against approval of the share exchange agreement at the extraordinary general meeting of shareholders, or (ii) who is not entitled to vote at such extraordinary general meeting of shareholders; and complies with the other relevant procedures set forth in the Companies Act and related laws and regulations and share handling regulations of TonenGeneral (a “dissenting shareholder”) may demand that TonenGeneral purchase his or her shares of TonenGeneral common stock at fair value. If a shareholder votes against the share exchange agreement via the Internet or by submitting a mail-in voting card, such submission will satisfy all requirements mentioned in (i) above. The failure of a shareholder who is entitled to vote at such extraordinary general meeting of shareholders to provide such notice prior to the general meeting or to vote against approval of the share exchange agreement at the extraordinary general meeting will in effect constitute a waiver of the shareholder’s right to demand that TonenGeneral purchase his or her shares of common stock at fair value. The dissenting shareholder who has made such demand may withdraw such demand only if TonenGeneral approves such withdrawal.

TonenGeneral will give public notice to its shareholders announcing that TonenGeneral intends to execute the share exchange and provide the name and address of JX Holdings, no later than 20 days prior to the effective date of the share exchange (such public notice may be made prior to the date of the extraordinary general meeting of shareholders). The demand referred to in the preceding paragraph must be made within the period from the day 20 days prior to the effective date of the share exchange to the date immediately preceding the effective date of the share exchange.

The demand must state the number of shares relating to such demand. The Companies Act does not require any other statement in the demand. Accordingly, the demand is legally valid regardless of whether the demand includes the dissenting holder’s estimate of the fair value of shares. The dissenting shareholder must also request an individual shareholder notification through its standing proxy in Japan from Japan Securities Depository Center, Inc., or JASDEC, and submit a receipt of the individual shareholder notification and identity verification documents to TonenGeneral upon the request from TonenGeneral.

If the value of such shares is agreed upon between the dissenting shareholder and TonenGeneral, then TonenGeneral is required to make payment to such dissenting shareholder of the agreed value within 60 days of the effective date of the share exchange. If the dissenting shareholder and TonenGeneral do not agree on the value of such shares within 30 days from the effective date of the share exchange, the shareholder or

TonenGeneral may, within 30 days after the expiration of such period, file a petition with the Tokyo District Court for a determination of the value of his or her shares. TonenGeneral is also required to make payment of statutory interest on such share value as determined by the court accruing from the expiration of the 60-day period referred to in the second preceding sentence. The transfer of shares from dissenters to TonenGeneral becomes effective on the effective date of the share exchange.

Dissenter’s appraisal rights for shareholders of TonenGeneral, as a company becoming a wholly-owned subsidiary through a share exchange, are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix D.

Resale of Shares of JX Holdings Common Stock under U.S. Securities Laws

The exchange of shares of TonenGeneral common stock held by U.S. shareholders for shares of JX Holdings common stock in connection with the share exchange has been registered under the Securities Act of 1933, as amended, or the Securities Act. Accordingly, there will be no restrictions under the Securities Act on the resale or transfer of such shares by U.S. shareholders of TonenGeneral except for those shareholders, if any, who become “affiliates” of JX Holdings as such term is used in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of JX Holdings generally include individuals or entities that, directly or indirectly, control, are controlled by or are under common control with JX Holdings. With respect to those shareholders who may be deemed to be affiliates of JX Holdings after the share exchange, Rule 144 places certain restrictions on the offer and sale within the United States or to U.S. persons of shares of JX Holdings common stock that may be received by them pursuant to the share exchange. This prospectus does not cover resales of shares of JX Holdings common stock received by any person who may be deemed to be an affiliate of JX Holdings after the share exchange.

THE INTEGRATION AGREEMENT

The following is a summary of selected provisions of the integration agreement. This summary is qualified in its entirety by reference to the integration agreement, an English translation of which is incorporated by reference in its entirety and attached to this prospectus as Appendix A. JX Holdings urges you to read the English translation of the integration agreement in its entirety.

Structure of the Business Integration

Share Exchange and Concurrent Reorganization

Pursuant to a statutory share exchange under the Companies Act, each share of TonenGeneral common stock will be exchanged for 2.55 shares of JX Holdings common stock based on the share exchange ratio agreed between JX Holdings and TonenGeneral. As a result of the share exchange, JX Holdings will become the wholly-owning parent company and TonenGeneral will become the wholly-owned subsidiary.

Subject to the effectiveness of the share exchange, an absorption-type merger under the Companies Act will be consummated, pursuant to which TonenGeneral will be absorbed by JX Nippon Oil & Energy Corporation, or JXE, the surviving company.

Subject to the effectiveness of the absorption-type merger, an absorption-type company split under the Companies Act will be consummated, pursuant to which JX Holdings will succeed to some of the rights and obligations of JXE including those of TonenGeneral, such as listed stocks, loans, bonds, debts and others, that JXE will succeed to through the absorption-type merger.

Schedule

The share exchange, the absorption-type merger and the absorption-type company split are scheduled to become effective on April 1, 2017.

Names

On April 1, 2017, JX Holdings is expected to be renamed JXTG Holdings, Inc., or Holdco and JXE is expected to be renamed JXTG Nippon Oil & Energy Corporation, or Energy Company.

Corporate Headquarters

The headquarters of Holdco and the Energy Company will be located at 1-1-2, Otemachi, Chiyoda-ku, Tokyo, Japan.

Share Capital

Holdco will have ¥100 billion in stated capital, ¥25 billion plus the amount of changes in net assets stipulated in Article 39 of the Ordinance on Company Accounting in capital surplus reserve and ¥0 in earned surplus reserve.

Exchange Ratio

TonenGeneral’s shareholders will receive 2.55 shares of JX Holdings common stock for each share of TonenGeneral common stock.

Representations and Warranties

JX Holdings and TonenGeneral have each made representations and warranties customary in Japan in the integration agreement, including:

•	its financial statements are prepared in accordance with Japanese GAAP and accurately and fairly reflect its financial condition and operating results in all material respects, and other than as disclosed in its financial statements or otherwise, it does not incur any material indebtedness or obligations; and

•	all information that would materially affect the execution of the business integration or the terms and conditions have been provided or disclosed to the other party and such information other than projections is accurate and true in all material respects and does not include any information that is materially misleading.

Covenants and Agreements

Business Integration.

JX Holdings and TonenGeneral will have discussions at the business integration preparatory committee and each committee under the business integration preparatory committee, as necessary, towards the business integration. In order to ensure the effectiveness of the share exchange, the parties will, upon mutual consultation, follow procedures and take measures to comply with competition laws and other laws and regulations and will provide any necessary documents or information requested from the other party.

Cancellation of Treasury Stock

TonenGeneral will cancel all of its treasury shares it holds as of the time immediately before JX Holdings acquires all of the issued shares of TonenGeneral through the share exchange.

Stock Acquisition Rights

JX Holdings will not deliver any stock acquisition rights of JX Holdings that replace the existing stock acquisition rights to holders of the existing stock acquisition rights through the share exchange, and TonenGeneral will cancel all of the existing stock acquisition rights during the period between the date of the integration agreement and the day immediately preceding the business integration date.

Notice of Cancellation Events

JX Holdings and TonenGeneral will give immediate notice to the other party if a cancellation event with respect to the integration agreement occurs or is imminent.

Public Announcements

JX Holdings and TonenGeneral agree to make a joint announcement, the content of which will be agreed to in advance, immediately after the execution of the integration agreement. Any announcement concerning the share exchange that will be made jointly will be made upon mutual consultation.

Distribution of Dividends

JX Holdings may pay dividends of surplus to the shareholders or registered pledgees of shares who are recorded on the latest registry of shareholders:

•	as of September 30, 2016, at the maximum of ¥8 per share and ¥20 billion in total;

•	as of March 31, 2017, at the maximum of ¥8 per share and ¥20 billion in total

TonenGeneral may pay dividends of surplus to the shareholders or registered pledgees of shares who are recorded on the latest registry of shareholders as of December 31, 2016 at the maximum of ¥28.50 per share and ¥10.5 billion in total.

Effectiveness of the Share Exchange Agreement

This share exchange agreement will cease to be in effect if:

•	it is not possible to obtain approval of the share exchange agreement by a general meeting of shareholders of JX Holdings or TonenGeneral; or

•	any approval of relevant authorities required under laws and regulations with respect to the share exchange has not been obtained as of the time immediately preceding the share exchange.

Cancellation

The integration agreement may be cancelled by either party at any time prior to the completion of the share exchange without the consent of the other party by providing written notice to the other party:

•	upon a petition for commencement of bankruptcy proceedings, civil rehabilitation proceedings or corporation reorganization proceedings, or upon a resolution of dissolution by the other party;

•	if the other party is subject to suspension of payment, insolvency or excess of debt.

The integration agreement may also be cancelled by either party if any of the following events is not cured within 30 days after notice or the parties do not agree to a resolution in lieu thereof:

•	a material violation of the integration agreement;

•	the appointment of officers determined by the parties is not realized on April 1, 2017;

•	changes of corporate names are not realized on April 1, 2017;

•	any material breach of the representations and warranties under the integration agreement; or

•	a material adverse effect on the conditions of the business, the assets, or the liabilities of either party.

The cancellation of the integration agreement will not preclude claims for damages against the other party, and the potential damages include the expenses incurred in preparing the business integration.

Amendment and Cancellation of the Integration Agreement

JX Holdings and TonenGeneral may amend the terms and conditions of the business integration or cancel the integration agreement upon mutual agreement following consultation if, during the period from the execution of the integration agreement to the effective date of the business integration, any of the following events occur:

•	an event occurs that results in any material change to the assets or financial condition of JX Holdings or TonenGeneral;

•	JX Holdings and TonenGeneral are unable to obtain the required regulatory approvals for the business integration;

•	JX Holdings or TonenGeneral does not obtain shareholder approval with respect to the business integration at its extraordinary general meeting of shareholders;

•	a judgment confirming the rescission, nullification or absence of the resolution of the extraordinary general meeting of shareholders regarding the approval of the business integration becomes final and binding; or

•	any event occurs that materially interferes with the execution of the business integration.

BUSINESS OF JX HOLDINGS

Introduction

JX Holdings is a joint-stock company incorporated under the laws of Japan. It operates three reportable segments and other business activities: Energy segment, Oil and Natural Gas Exploration and Production segment, or Oil and Natural Gas E&P segment, Metals segment and other business activities. It is the largest oil refiner in Japan in terms of refining capacity according to the Petroleum Association of Japan and one of Japan’s largest oil and gas explorers and producers in terms of production volume according to the Japan Petroleum Development Association. In addition, its network of service stations is the largest in Japan in terms of number according to Sekiyu Shiryo, an industry publication by Sekiyu Tsushin K.K.

JX Holdings’ registered office is located in Japan at 1-2 Otemachi 1-chome, Chiyoda-ku, Tokyo, 100-8161. The telephone number of its registered office is +81-3-6257-7075. JX Holdings’ registered agent in the United States is JX Nippon Oil & Energy (Americas) Inc., located at 630 Fifth Avenue, Suite 2285, New York, NY 10111.

History

JX Holdings was formed on April 1, 2010 as a holding company upon the consummation of a statutory joint share transfer under the Companies Act of Japan between Nippon Oil Corporation, or Nippon Oil, and Nippon Mining Holdings, Inc., or Nippon Mining.

Nippon Oil was established in 1888 as Nippon Oil Co., Ltd. and its group companies engaged in an oil refining business, offering a range of refined petroleum products that it marketed under the ENEOS brand in Japan and overseas. The Nippon Oil group was also an oil and gas explorer. It became known as Nippon Mitsubishi Oil Corporation following the merger in 1999 of Nippon Oil Co., Ltd. and Mitsubishi Oil Co., Ltd. Nippon Mitsubishi Oil Corporation subsequently changed its name to Nippon Oil Corporation. In October 2008, Nippon Oil completed a business integration with Kyushu Oil Co., Ltd. and acquired the Oita Refinery and Kyushu Oil’s network of service stations, which were primarily located in Kyushu, Japan.

Nippon Mining was established in September 2002 and its group companies engaged in a resources, materials and energy businesses with a particular focus on petroleum and metals, primarily copper. As an oil refiner, the Nippon Mining group offered a range of refined petroleum products and sold its products under the JOMO-brand gasoline service station. Its business started in 1905 with the acquisition by Fusanosuke Kuhara of the Hitachi Mine and the subsequent establishment of Nippon Mining Company, Limited in 1929. Between the 1930s and the 1960s, Nippon Mining Company, Limited expanded its business from metal mining and smelting to metal fabrication and petroleum exploration, refining and production. In the 1980s, Nippon Mining Company, Limited further expanded its operations to include the electronic materials and specialty metals manufacturing business.

On July 1, 2010, following the joint share transfer between Nippon Oil and Nippon Mining pursuant to which Nippon Oil and Nippon Mining became wholly-owned subsidiaries of JX Holdings, the petroleum refining and marketing, oil and gas exploration and production, and metals businesses of Nippon Oil and Nippon Mining were integrated and restructured under JX Holdings as three core direct operating subsidiaries: JX Nippon Oil & Energy Corporation for Energy segment, JX Nippon Oil & Gas Exploration Corporation for Oil and Natural Gas E&P segment, and JX Nippon Mining & Metals Corporation for Metals segment. Other companies within the former Nippon Oil and Nippon Mining groups that were not operating in these three segments were combined or reorganized according to their lines of businesses.

Business Overview

JX Holdings is an integrated energy, resources and metals company, headquartered in Tokyo, Japan. JX Holdings divides its operations into the following three reportable segments and other business activities:

•	Energy, which includes the following businesses:

•	oil refining and processing;

•	manufacturing and sale of refined petroleum products, including supplying petroleum-related products through its service station network;

•	manufacturing and sale of petrochemicals;

•	sale of liquefied natural gas, or LNG, coal and other sources of energy; and

•	generation and sale of electricity primarily generated in refineries.

•	Oil and Natural Gas E&P, which includes the following businesses:

•	oil and gas exploration in which the geographic areas changes from time to time; development of oil and gas focusing on four principal geographic areas: Southeast Asia, Oceania, the U.K. North Sea and the United States; and

•	production of oil and gas in 12 countries, including Vietnam, Malaysia, the United Kingdom and the United States

•	Metals, which includes the following businesses:

•	development of resources in copper mines in South America;

•	smelting and refining of copper and other nonferrous metals;

•	manufacturing and sale of IT-related and other electronic materials;

•	recycling of nonferrous metals and environmental services involving detoxification of industrial waste materials; and

•	manufacturing and sale of titanium products.

•	Other business activities, which include the following businesses:

•	construction, such as road paving, civil engineering, design and construction of petroleum facilities and development and construction of apartment buildings and office buildings;

•	manufacturing and sale of electric wire and cables;

•	land transport;

•	sale and leasing of real estate owned by JX Holdings; and

•	administrative and accounting services provided to group companies.

The following table sets forth the revenue for each segment and other business activities for the periods indicated, excluding intersegment transactions. The information in the table is derived from JX Holdings’ management reports, which have been prepared on the basis of Japanese GAAP. For reconciliation of total revenue below to total revenue under IFRS, see Note 6 to JX Holdings’ audited consolidated financial statements, included elsewhere in this prospectus.

	Fiscal Year Ended March 31,
	2016		2015
	Revenue	Percentages of Total Revenue	Revenue	Percentages of Total Revenue
	(Millions of yen except percentages)
Energy	¥7,115,825	81.4	¥9,116,472	83.8
Oil and Natural Gas E&P	175,755	2.0	226,395	2.1
Metals	1,044,914	12.0	1,153,259	10.6
Other business activities	401,324	4.6	386,334	3.5

Total	¥8,737,818	100.0	¥10,882,460	100.0

JX Holdings conducts its operations mainly in Japan, China, and other geographical markets. The following table sets forth the revenue under IFRS for Japan, China and other markets for the periods indicated.

	Fiscal Year Ended March 31,
	2016		2015
	Revenue	Percentages of Total Revenue	Revenue	Percentages of Total Revenue
	(Millions of yen except percentages)
Japan	¥6,246,601	82.9	¥8,139,283	85.1
China	543,443	7.2	546,601	5.7
Others	740,851	9.9	876,654	9.2

Total	¥7,530,895	100.0	¥9,562,538	100.0

Strategy

JX Holdings’ goal is to become a world’s leading integrated energy, resources and materials business group. In order to achieve this goal, JX Holdings has established the strategic initiatives set forth below.

Strengthen the global competitiveness of refineries and establish a competitive supply chain

In the medium to long term, JX Holdings expects domestic demand for refined petroleum products to decline and competition with others who export refined petroleum products to Japan to continue. Against this background, JX Holdings aims to strengthen the profitability of Energy segment by strengthening global competitiveness of refineries through safe and stable operation, cost reduction and the establishment of a competitive supply chain. The establishment of a competitive supply chain will be achieved by building a strong sales network and improving brand value.

Enhance business as an “Energy Conversion Company”

JX Holdings aims to become an “Energy Conversion Company” by converting and transforming energy sources that are not immediately usable (such as crude oil, coal, and natural gas) into the forms more accessible to the consumers (such as gasoline, kerosene and electricity).

Establish a presence in overseas market

In the medium to long term, JX Holdings expects the energy market to continue to expand especially in Asia. Against this background, JX Holdings aims to establish presence in the overseas market for basic chemicals, lubricants and specialty and performance chemicals. Of particular importance is the paraxylene project in South Korea, which started operation in 2014.

Steadily expand Oil and Natural Gas E&P segment

In the medium to long term, JX Holdings intends to expand reserves and production volume mainly through exploration. JX Holdings aims to increase its production volume to 200,000 barrels per day by 2020 and plans to promote large exploration operator projects. In addition, JX Holdings plans to conduct oil and gas exploration operations mainly in countries in the Middle East and Malaysia.

Become a global resources and materials company focusing on copper

In the medium to long term, JX Holdings expects copper demand to increase in Asia and copper prices to stay at a high level. Against this background, JX Holdings aims to enhance copper mine interest to 350,000 tons per year. Furthermore, JX Holdings aims to become cost competitive in the smelting and refining business. In addition, JX Holdings aims to win the largest share of the world’s electronic materials market.

JX Holdings’ Business

Energy

JX Holdings’ Energy segment, which is primarily operated through its wholly-owned subsidiary, JX Nippon Oil & Energy Corporation, or NOE, operates multiple refineries in various regions in Japan. As of March 31, 2016, Energy segment was the largest of JX Holdings’ reportable segments by revenue. Energy segment primarily consists of two lines of businesses: the refined petroleum products business and the petrochemicals business.

In the refined petroleum products business, JX Holdings engages in oil refining and processing as well as manufacturing and sale of refined petroleum products (including supply of petroleum-related products through its service station network under the ENEOS brand). JX Holdings conducts all of its petroleum refining and processing within Japan.

JX Holdings’ refined petroleum products include gasoline (for use in automobiles), naphtha (for use in manufacturing of petrochemicals), jet fuel (for use in aircraft), kerosene (for use in heating homes), gas oil (for use in automobiles, trains and machinery, among others), heavy oil (including fuel oil A and fuel oil C, for use in heating buildings as well as in operation of boats, heavy machinery and power plants, among others), LPG (for use in heating, air conditioning and industrial appliances, among others) and lubricant oil (for use in machinery and engines, among others).

In the petrochemicals business, JX Holdings engages in the manufacturing and sale of petrochemicals that range from basic chemical products, principally aromatic products but also normal paraffin—a raw material for surface-active agents—propylene—a material for making polypropylene resins—and ethylene, to specialty chemical products, mainly consisting of solvents, industrial cleaners and latent coldness storage materials. Aromatic products include paraxylene, cyclohexane and benzene, toluene and xylene, or BTX, products—which are used as basic component materials for synthetic fibers, synthetic resin, paint, plastic and other products.

JX Holdings integrates its petrochemical business with its refined petroleum products business through its Chemical Refinery Integration, or CRI, initiative. The CRI initiative is a strategy to utilize the facilities of oil refineries to efficiently manufacture petrochemicals. Under the CRI initiative, JX Holdings typically constructs petrochemical manufacturing facilities within or in the vicinity of oil refineries. In recent years, JX Holdings has expanded its petrochemical manufacturing capacity, leveraging off the refined petroleum products manufactured at its refineries.

Energy segment also includes the sale of LNG, coal and other sources of energy such as hydrogen as well as the generation and sale of electricity primarily generated in refineries. In recent years, JX Holdings has been increasing the amount of electricity generated at its refineries through, for example, the installation of a power generation facility at its Kashima Refinery in October 2015, and is also anticipating installation of a petroleum coke power generation equipment at the Mizushima Refinery.

Oil Refineries, Petrochemical Plants and Lubricant-Manufacturing Facilities

Oil Refineries

JX Holdings has seven oil refineries which are spread throughout the major geographic regions of Japan—the Sendai Refinery, the Negishi Refinery, the Mizushima Refinery, the Marifu Refinery, the Oita Refinery, the Kashima Refinery and the Osaka Refinery—of which the Kashima Refinery is operated in partnership with third parties. In the fiscal year ended March 31, 2016, JX Holdings’ seven oil refineries had the capacity to process 1,426,000 barrels of crude oil per day into refined petroleum products.

JX Holdings is capable of manufacturing a broad range of refined petroleum products and petrochemicals in multiple locations, which enables JX Holdings to optimize its production levels and manufacturing mix of refined petroleum products and petrochemicals. In addition, the geographic diversity of refineries throughout Japan alleviates the impact that localized natural disasters and other negative developments have on JX Holdings’ business operations. Therefore, JX Holdings believes it is likely to maintain a stable supply of products even if an earthquake or other natural disaster affects a particular geographic region in Japan.

The following table sets forth the crude oil refining capacity and utilization rate of each of JX Holdings’ oil refineries as of and for the fiscal years ended March 31, 2016 and 2015:

	As of and for the Fiscal Year Ended March 31,
	2016		2015
	Capacity (Thousand barrels per day)	Utilization Rate (Percentage)	Capacity (Thousand barrels per day)	Utilization Rate (Percentage)
Sendai	145	75.7%	145	92.0%
Negishi	270	94.2%	270	89.8%
Mizushima	380	78.5%	380	82.6%
Marifu	127	70.7%	127	91.4%
Oita	136	98.6%	136	87.7%
Kashima(1)	253	82.2%	253	70.2%
Osaka(2)	115	89.0%	115	83.7%

Total	1,426	84.1%	1,426	84.8%

(1)	The Kashima Refinery is operated by Kashima Oil Co., Ltd., which is 70.7% owned by NOE, and 29.3% owned among Mitsubishi Chemical Corporation, Tokyo Electric Power Company, Incorporated and Nippon Yusen Kabushiki Kaisha.
(2)	The Osaka Refinery is operated by Osaka International Refining Company, Limited, which is 51.0% owned by NOE and 49.0% owned by a subsidiary of China National Petroleum Corporation.

The Sendai Refinery, located in Miyagi prefecture, had capacity to process 145,000 barrels of crude oil per day as of March 31, 2016. The principal products of the Sendai Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt as well as propylene, xylene and other petrochemicals. JX Holdings uses the xylene manufactured at the Sendai Refinery to increase paraxylene manufacturing at MIZUSHIMA PARAXYLENE CO., LTD., a joint arrangement with JX Holdings and Mitsubishi Gas Chemical Company.

The Negishi Refinery, located in Kanagawa prefecture, had capacity to process 270,000 barrels of crude oil per day as of March 31, 2016. The principal products of the Negishi Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt and lubricants. The Negishi Refinery has an integrated gasification combined cycle, or IGCC power plant capable of generating electricity, which JX Holdings sells as an independent power producer, or an IPP.

The Mizushima Refinery, located in Okayama prefecture, is the largest in Japan with capacity to process 380,000 barrels of crude oil per day, including condensate splitter capacity, as of March 31, 2016. The principal products of the Mizushima Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt, lubricants, petrochemicals, normal paraffin and needle coke used to produce electrodes employed in steelmaking. In July 2014, JX Holdings decided to install a petroleum coke power generation equipment at the Mizushima Refinery by the fiscal year ending March 31, 2018 in order to reduce the cost of electricity used at the refinery and to generate electricity for sale.

The Marifu Refinery, located in Yamaguchi prefecture, had capacity to process 127,000 barrels of crude oil per day as of March 31, 2016. The principal products of the Marifu Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt and needle coke. The Marifu Refinery also has a boiler turbine generator power plant capable of generating electricity, which JX Holdings sells as an IPP.

The Oita Refinery, located in Oita prefecture, had capacity to process 136,000 barrels of crude oil per day as of March 31, 2016. The principal products of the Oita Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil, asphalt, xylene, paraxylene and benzene. The Oita Refinery also has a boiler turbine generator power plant capable of generating electricity for sale.

The Kashima Refinery, located in Ibaraki prefecture, is operated by Kashima Oil Co., Ltd., or Kashima Oil, which is 70.7% owned by NOE. It had capacity to process 252,500 barrels of crude oil per day as of March 31, 2016. The principal products of the Kashima Refinery are gasoline, naphtha, jet fuel, kerosene, gas oil, fuel oil A, fuel or SDA oil C, LPG and paraxylene and other petrochemicals. In October 2015, a newly-installed solvent de-asphalting facility and power generation facility began operating at the Kashima Refinery in order to reduce the cost of electricity used at the refinery. The Kashima Refinery also has a boiler turbine generator power plant capable of generating electricity for sale.

The Osaka Refinery, located in Osaka prefecture, is operated by Osaka International Refining Company, Limited, or OIREC, which is 51.0% owned by NOE and 49.0% owned by a subsidiary of China National Petroleum Corporation, or CNPC. It had capacity to process 115,000 barrels of crude oil per day as of March 31, 2016. The principal products the Osaka Refinery are LPG, naphtha, gasoline, kerosene, gas oil, heavy oil and asphalt. The majority of the products manufactured at the Osaka Refinery are exported to Asia. The Osaka Refinery also has a boiler turbine generator power plant capable of generating electricity, which JX Holdings sells as an IPP. The power plant is owned by NOE.

Petrochemical Plants

JX Holdings operates four plants in Japan which manufacture petrochemicals: the Muroran Plant, located in Hokkaido prefecture, the Kawasaki Plant, located in Kanagawa prefecture and the Chita Plant, located in the Aichi prefecture, as well as at the petrochemical manufacturing facilities at the Kashima Refinery. It has also entered into a joint arrangement with SK Global Chemical Co., Ltd. to operate a petrochemical plant in Ulsan Metropolitan City in Korea.

The Muroran Plant principally manufactures raw material for paraxylene. The Muroran plant was previously a refinery, but it ceased crude oil refining operations and began operating as a petrochemical plant in 2014 in order to reduce total refining capacity in response to decline in domestic demand for petroleum products. The Muroran plant also has a boiler turbine generator power plant capable of generating electricity.

The Kawasaki Plant principally manufactures propylene, ethylene and paraxylene, among other petrochemicals, the Chita Plant principally manufactures paraxylene, benzene, and cyclohexane and the Kashima Plant principally manufactures benzene and cyclohexane.

The Ulsan Plant is operated by Ulsan Aromatics Co., Ltd., which is 50.0% owned by NOE and 50.0% owned by SK Global Chemical Co., Ltd. It commenced commercial operations in June 2014 and manufactures paraxylene.

JX Holdings can manufacture 3.1 million metric tons of paraxylene and 1.9 million tons of benzene per year. A majority of these products by volume were sold to overseas customers in other parts of Asia in the fiscal year ended March 31, 2016. China and other Asian countries are considered particularly important markets for the sale of petrochemicals, an increasingly important and growing business for JX Holdings.

Lubricant-Manufacturing Facilities

JX Holdings operates lubricant manufacturing facilities around the world. In Japan, the three principal manufacturing facilities it operates are the Yokohama Plant and the Negishi Refinery, each located in Kanagawa prefecture, and the Mizushima Refinery in Okayama prefecture. Overseas, JX Holdings operates lubricant-manufacturing facilities, either through wholly-owned subsidiaries or through partnerships with other companies, in Tianjin, Yangquan and Guangzhou in China and Pusan and Ulsan in Korea, as well as in Indonesia, Singapore, Vietnam and the United States.

Gas, Coal and Electric Power

JX Holdings complements its core refined petroleum products and petrochemicals businesses with the sales of gas, coal, electric power and other diverse energy sources.

In gas operations, JX Holdings stores LNG that it procures at the terminal at the Mizushima Refinery as well as at the terminals in Hachinohe in Aomori prefecture and Kushiro in Hokkaido prefecture, both of which commenced operations in April 2015, in order to supply gas to gas companies and industrial customers in the area.

In coal operations, JX Holdings sold approximately 6.8 million tons of coal in the fiscal year ended March 31, 2016 extracted from Australia’s Bulga coal mine. The coal is sold primarily to power and steel companies in Japan.

JX Holdings is also involved in the wholesale and retail sale of electricity to power companies. In electric power operations, JX Holdings has the capacity to supply wholesale approximately 828,000 kilowatts of electricity as an independent power producer, and has the capacity to supply in retail approximately 803,000 kilowatts of electricity as a power producer and supplier. It also commenced retail supply of electricity in April 2016 in connection with the liberalization of the retail electric power market.

Suppliers

JX Holdings procures most of its crude oil from the Middle East. JX Holdings’ major sources of crude oil in the Middle East include Saudi Arabia, United Arab Emirates and Kuwait.

JX Holdings procures crude oil from third parties through contracts and on the spot market. The contracts typically have terms of one year subject to automatic renewal. These contracts establish a volume of crude oil the supplier is obligated to sell and JX Holdings is obligated to buy. The price paid by JX Holdings over the term of such agreements is set by a formula based on the spot market price for Dubai crude oil.

Stockpile

In order to satisfy Japanese law and regulations, JX Holdings holds a stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of crude oil and refined petroleum products it sold in Japan in the past 12 months. JX Holdings also holds government-controlled reserves of crude oil on behalf of the Japanese government as part of Japan’s strategic petroleum reserve.

Transportation

JX Holdings operates a fleet of more than 27 oil tankers, 23 of which have approximately 300,000 tons of deadweight each and are used principally for transporting oil from oil-producing countries to Japan, and the remaining four of which have approximately 100,000 tons of deadweight each and are principally used for the purpose of transporting oil within Japan. JX Holdings owns three of the smaller oil tankers and two of the larger oil tankers. The oil tankers not owned by JX Holdings are either bare-boat chartered or time-chartered. The four smaller oil tankers used principally in Japan are occasionally used to transport oil to Japan from oil producing countries when they are not transporting oil in Japan. JX Holdings also lends and borrows oil tankers to and from other companies to the extent it is cost-effective to do so.

Sale and Distribution

The following table sets forth JX Holdings’ sales volume of principal products on an unconsolidated basis excluding buy/sell transactions, referred to as “barter transactions” for purposes herein, for the fiscal years ended March 31, 2016 and 2015:

	Fiscal Year Ended March 31,
	2016	2015
	(Million kiloliters except petrochemicals, LPG and coal, which are in million tons)
Gasoline	1,781	1,767
Naphtha	418	386
Jet fuel	155	167
Kerosene	581	579
Gas oil	1,227	1,224
Fuel oil A	492	492
Fuel oil C	611	708

Subtotal of domestic fuel	5,265	5,323
Crude oil	202	271

Total	5,467	5,594

Lubricants and specialty products	286	311
Petrochemicals	642	602
Fuel for export	1,133	912
LPG	35	32
Coal	675	689

JX Holdings supplies its principal refined petroleum products to customers such as the following: gasoline, gas oil and kerosene to distributors in its network of service stations; naphtha to chemical companies; jet fuel to airlines; fuel oil A to manufacturing companies; and fuel oil C to manufacturing companies and electricity companies.

JX Holdings uses the nationally recognized ENEOS brand name for its network to market primarily gasoline, gas oil and other automobile-related refined petroleum products. As of March 31, 2016, the network consisted of 10,548 service stations, of which 2,805 were self-service stations, with a national footprint that encompassed all major geographic regions of Japan. As of March 31, 2016, JX Holdings owned 2,375, or 22.5%, of the service stations in the network and independent owners operated the remaining service stations. JX Holdings supplies refined petroleum products to independent owners typically through contracts under which JX Holdings supplies required quantities of refined petroleum products and the owners are required to exclusively purchase such products from JX Holdings. The prices of refined petroleum products sold by JX Holdings under these contracts are generally linked to weekly wholesale market indices and is based on a formula that sets sales prices in advance.

To strengthen the competitiveness of its service station network, JX Holdings operates the premium-service Dr. Drive, or D.D., service stations, which offer complete automotive services ranging from car inspections to oil changes. As of March 31, 2016, the network included 2,457 D.D. service stations, representing approximately one fifth of the overall service station network.

JX Holdings distributes refined petroleum products from oil terminals to service stations using ships, tank lorry trucks and railroads.

In order to improve efficiency in distribution, JX Holdings also conducts barter transactions with other Japanese oil refiners, in particular with Idemitsu Kosan Co., Ltd. and Cosmo Oil Co., Ltd. These transactions, which are common in the Japanese oil industry and are entered into in various geographic areas in Japan, permit JX Holdings to reduce freight expenses and lower its overall costs by facilitating coverage of supply imbalances in gasoline and certain other refined petroleum products arising from temporal and geographic differences in demand. Revenue from barter transactions is generally excluded from revenue in the consolidated statement of profit or loss and are presented on a net basis under IFRS.

JX Holdings provides additional services aimed at promoting customer loyalty and improving its sales and distribution performance. In collaboration with Toyota Finance Corporation, JX Holdings issues “ENEOS Card C,” “ENEOS Card P” and “ENEOS Card S” credit cards, which provide customers with discounts on gasoline and roadside services. As of March 31, 2016, over 8.6 million cards have been issued.

JX Holdings’ market for refined petroleum products and petrochemicals encompasses all regions of Japan as well as certain markets overseas, including those in China and other Asian countries.

Oil and Natural Gas E&P

Overview

In Oil and Natural Gas E&P segment, JX Holdings operates its business mostly through its wholly-owned subsidiary JX Nippon Oil & Gas Exploration Corporation, or NOEX. JX Holdings primarily engages in the exploration, development and production of oil and gas through 32 subsidiaries and 7 associates and joint ventures, focusing on four principal geographic areas: Southeast Asia, Oceania, the U.K. North Sea and the United States.

Oil and Natural Gas E&P segment was the third largest of JX Holdings’ reportable segments in terms of revenue for the fiscal year ended March 31, 2016. JX Holdings’ Oil and Natural Gas E&P segment consists of searching for potential underground or underwater oil and gas fields, drilling exploratory wells with rigs, and subsequently operating wells to recover oil or gas. JX Holdings engages in such activities both as the operator and through alliances with third-party operators.

Exploration, Development and Production

Exploration

JX Holdings views that its oil and gas exploration leads to potential development and production and its success in exploration offers potential growth in the medium to long term. The geographic areas in which JX Holdings conducts its oil and gas exploration operations changes from time to time.

Appraisal & Development

As of March 31, 2016, JX Holdings conducted oil and gas appraisal activities and development operations at six fields in five countries, including the Third Train of the Tangguh LNG Project in Indonesia, the Culzean gas field in the U.K. North Sea and Hail oil field in United Arab Emirates. The following table sets forth JX Holdings’ appraisal activities and development operations by major fields:

Region	Predominant Resource	Asset	JX Holdings’ Interest
			(%)
Southeast Asia	Natural gas	Tangguh	12.2
United Kingdom	Natural gas	Culzean	34.0
Mid-East	Crude oil	Hail	32.1

Production

As of March 31, 2016, JX Holdings conducted oil and gas production operations in 12 countries, including Vietnam, Malaysia, the United Kingdom and the United States. The following table sets forth JX Holdings’ production volume thousands of barrels (Mbbl) or millions of cubic feet (MMcf), as applicable, by regions for the fiscal years ended March 31, 2016 and 2015:

	Fiscal Year Ended March 31,
	2016		2015
	Oil and Condensate	Gas	Oil and Condensate	Gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)
Subsidiaries
United States	608	2,098	652	2,198
Canada	4,528	—	4,712	—
United Kingdom	4,224	5,462	2,287	2,754
Southeast Asia	3,703	122,325	4,048	117,536
Oceania	3,077	22,291	2,882	12,145
Other International	23	941	23	863

Total subsidiaries	16,163	153,117	14,604	135,496

Associates and joint ventures
United States	29	—	—	—
Southeast Asia	14	3,490	13	3,647
Other International	4,636	—	4,346	—

Total associates and joint ventures	4,679	3,490	4,359	3,647

Total	20,842	156,607	18,963	139,143

Typically, oil and gas fields are developed pursuant to a joint operation agreement, which is an agreement between the operator and non-operators.

Reserves

Summary of Oil and Gas Reserves for Year Ended March 31, 2016

JX Holdings’ proved oil and gas reserves included in this prospectus are calculated in accordance with the United States Securities and Exchange Commission, or SEC, regulations. Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from known reservoirs under existing economic conditions, operating methods and government regulations.

The following table summarizes JX Holdings’ oil-equivalent proved reserves in each geographic area and by product type for subsidiaries, and associates and joint ventures as of March 31, 2016. JX Holdings has reported proved reserves on the basis of the unweighted arithmetic average of the first-day-of-the-month price for each month during the last 12-month period. Gas is converted to an oil-equivalent basis at six million cubic feet per one thousand barrels.

	Oil and Condensate (Mbbl)	Synthetic Oil (Mbbl)	Natural Gas (MMcf)	Oil- Equivalent Basis (Mboe)
Proved reserves
Developed
Subsidiaries
United States	3,238	—	10,578	5,001
Canada	—	—	—	—
United Kingdom	6,374	—	14,213	8,743
Southeast Asia	8,626	—	732,616	130,729
Oceania	9,936	—	154,938	35,759
Other International	93	—	3,049	601

Total subsidiaries	28,267	—	915,394	180,833

Associates and joint ventures
United States	13	—	—	13
Southeast Asia	273	—	55,947	9,597
Other International	3,346	—	—	3,346

Total associates and joint ventures	3,632	—	55,947	12,956

Total developed	31,899	—	971,341	193,789

Undeveloped
Subsidiaries
United States	—	—	—	—
Canada	—	110,175	—	110,175
United Kingdom	—	—	—	—
Southeast Asia	76	—	5,130	931
Oceania	1,359	—	38,394	7,758
Other International	—	—	—	—

Total subsidiaries	1,435	110,175	43,524	118,864

Associates and joint ventures
United States	8,786	—	—	8,786
Southeast Asia	—	—	—	—
Other International	—	—	—	—

Total associates and joint ventures	8,786	—	—	8,786

Total undeveloped	10,221	110,175	43,524	127,650

Total proved reserves	42,120	110,175	1,014,865	321,439

Proved reserves are estimated based on reasonable certainty to be economically producible and the timing and amount that is recoverable can be affected by a number of factors and assumptions, including completion of development projects, reservoir performance, regulatory approvals and significant changes in projections of long-term oil and gas price levels. As a result, proved reserves are expected to be revised as oil and gas are produced and additional data become available. Accordingly, recoverable reserves are subject to upward and downward adjustments from time to time. DeGolyer and MacNaughton, or D&M, certified JX Holdings’ oil and gas reserves estimates as of March 31, 2016. The estimates for the certification were performed in accordance with Item 1200, esq. of Regulation S-X. See “Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)” in JX Holdings’ consolidated financial statements included elsewhere in this prospectus for more information.

Preparation of Reserves Estimates

JX Holdings primarily operates its oil and gas E&P business mostly through its wholly-owned subsidiary NOEX. Proved reserves estimates were based on reports prepared by each Technical Department of the two Business Divisions of NOEX who are responsible for ensuring that the estimates are in compliance with SEC requirements and JX Holdings’ corporate standards. They also provide technical and commercial review and the assessment on the estimated reserves. Technical Strategy Department, or TSD and Corporate Planning Department, or CPD check the consistency and conformity of the applicable standards in the reserves estimation process. Also, TSD reviews and ensures the appropriateness of the estimation of gross reserves for the respective assets and reports for authorization to the senior vice president who is in charge of the corporate’s technical strategy, then CPD reviews proved reserves for the respective assets, compiles them and reports to management of NOEX for authorization. Through this process of having each of the Business Divisions, TSD and CPD work independently of each other, we aim to secure the integrity of the process of estimating proved reserves. Each General Manager of the respective Technical Departments, with endorsement of TSD and CPD, will approve the final proved reserves number for each asset. Aggregated proved reserves data are finally reported to JX Holdings’ Executive Committee. JX Holdings reserves estimates were prepared for each oil and gas field within oil and gas regions. JX Holdings’ reserves estimates include only oil and gas, which JX Holdings believes can be reasonably produced within the current terms of production licenses.

TSD and CPD are completely separated without any conflict during the technical and commercial review process and the assessment of the proved reserves estimates prepared by the Business Divisions. TSD has active members of the Society of Petroleum Engineers, or SPE.

The senior vice president in charge of TSD has primary responsibility for overseeing the reserves estimates. He has a Master of Science in petroleum engineering from The University of Texas at Austin and a doctoral degree in petroleum engineering from The University of Tokyo. He has more than 35 years of experience in reservoir engineering in the oil and gas industry and is an active member of the SPE.

JX Holdings engaged the consulting firm D&M to estimate as of March 31, 2016, 2015 and 2014, the reserves attributable to the interests of JX Holdings in the oil and gas projects in which JX Holdings participates. The interests with respect to which the reserves estimates were prepared under the D&M reports account for 97.0%, 93.0% and 91.5% on a net equivalent barrel basis of JX Holdings’ net proved reserves as of March 31, 2016, 2015, and 2014, respectively. Reserves estimates are reviewed by engineers in the TSD and CPD of NOEX as part of the JX Holdings’ internal controls.

The D&M reports on JX Holdings’ estimated oil and gas reserves were prepared using standard geological and engineering methods generally accepted in the petroleum industry. D&M is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 75 years. The D&M reports on JX Holdings’ March 31, 2016 oil and gas reserves are included as Exhibits 15.1, 15.2 and 15.3 to JX Holdings’ registration on Form F-4, of which this prospectus forms a part. The reports also include among other information, the qualifications of the technical person primarily responsible for overseeing such reserves estimate.

Proved Undeveloped Reserves

As of March 31, 2016, 127,650 Mbbl of proved undeveloped reserves on an oil-equivalent basis were reported. This was a decrease of 39,235 Mbbl from March 31, 2015, primarily due to the decrease in economic potential of reserves.

Oil and Gas Production, Production Prices and Production Costs

Oil and Gas Production

The table below summarizes production by final product sold and by geographic area as follows.

	Fiscal Year Ended March 31
	2016	2015
	(thousands of barrels daily)
Oil and NGL production
Subsidiaries
United States	2	2
United Kingdom	12	6
Southeast Asia	10	11
Oceania	8	8
Other International	*	*

Total subsidiaries	32	27

Associates and joint ventures
United States	*	—
Southeast Asia	*	*
Other International	13	12

Total associates and joint ventures	13	12

Total oil and NGL production	45	39

Synthetic oil production
Subsidiaries
Canada	12	13

Total synthetic oil production	12	13

	(millions of cubic feet daily)
Natural gas production
Subsidiaries
United States	6	6
United Kingdom	15	8
Southeast Asia	335	322
Oceania	61	33
Other International	3	2

Total subsidiaries	420	371

Associates and joint ventures
United States	—	—
Southeast Asia	10	10
Other International	—	—

Total associates and joint ventures	10	10

Total natural gas production	430	381

	(thousands of barrels daily)
Oil-equivalent production	129	116

*	The daily production was less than one thousand barrels.

The table below summarizes average production prices and average production costs by geographic area and by product type as follows.

	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Year ended March 31, 2016
Subsidiaries
Average production prices
Oil and NGL, per barrel	¥4,804	—	¥5,315	¥5,587	¥5,432	¥5,522	¥5,406
Natural gas, per thousand cubic feet	287	—	657	494	836	1,250	551
Synthetic oil, per barrel	—	5,426	—	—	—	—	5,426
Average production costs, per barrel-total	1,835	4,247	3,930	1,155	1,498	6,536	1,927
Associates and joint ventures
Average production prices
Oil and NGL, per barrel	6,535	—	—	3,715	—	6,031	6,027
Natural gas, per thousand cubic feet	—	—	—	579	—	—	579
Average production costs, per barrel-total	7,988	—	—	—	—	3,318	2,968

Total

Average production prices
Oil and NGL, per barrel	4,883	—	5,315	5,579	5,432	6,028	5,584
Natural gas, per thousand cubic feet	287	—	657	496	836	1,250	552
Synthetic oil, per barrel	—	5,426	—	—	—	—	5,426
Average production costs, per barrel-total	2,016	4,247	3,930	1,127	1,498	3,438	2,044
Year ended March 31, 2015
Subsidiaries
Average production prices
Oil and NGL, per barrel	¥8,419	—	¥9,695	¥9,296	¥9,177	¥9,464	¥9,296
Natural gas, per thousand cubic feet	429	—	725	712	1,595	1,196	790
Synthetic oil, per barrel	—	7,780	—	—	—	—	7,780
Average production costs, per barrel-total	2,295	4,762	6,709	1,351	1,853	7,487	2,298
Associates and joint ventures
Average production prices
Oil and NGL, per barrel	—	—	—	5,321	—	9,958	9,944
Natural gas, per thousand cubic feet	—	—	—	516	—	—	516
Average production costs, per barrel-total	—	—	—	389	—	3,656	3,247

Total

Average production prices
Oil and NGL, per barrel	8,419	—	9,695	9,283	9,177	9,955	9,494
Natural gas, per thousand cubic feet	429	—	725	706	1,595	1,196	782
Synthetic oil, per barrel	—	7,780	—	—	—	—	7,780
Average production costs, per barrel-total	2,295	4,762	6,709	1,326	1,853	3,798	2,410

Drilling and Other Exploratory and Development Activities

Number of Net Productive and Dry Wells Drilled

Fiscal Year Ended March 31
	2016	2015
Net productive exploratory wells drilled
Subsidiaries
United States	—	—
Canada	—	—
United Kingdom	—	—
Southeast Asia	—	1
Oceania	*	*
Other International	1	—

Total subsidiaries	1	1

Associates and joint ventures
United States	—	—
Southeast Asia	—	*
Other International	—	—

Total associates and joint ventures	—	*

Total productive exploratory wells drilled	1	1

Net dry exploratory wells drilled
Subsidiaries
United States	—	*
Canada	—	—
United Kingdom	*	*
Southeast Asia	1	1
Oceania	—	*
Other International	—	—

Total subsidiaries	1	1

Associates and joint ventures
United States	—	—
Southeast Asia	—	—
Other International	—	—

Total associates and joint ventures	—	—

Total dry exploratory wells drilled	1	1

*	JX Holdings’ total proportionate interest was less than one.

Number of Net Productive and Dry Wells Drilled (continued)

	Fiscal Year Ended March 31
	2016	2015
Net productive development wells drilled
Subsidiaries
United States	*	*
Canada	—	—
United Kingdom	*	*
Southeast Asia	1	*
Oceania	*	*
Other International	1	3

Total subsidiaries	2	3

Associates and joint ventures
United States	2	—
Southeast Asia	—	—
Other International	1	*

Total associates and joint ventures	3	*

Total productive development wells drilled	5	3

Net dry development wells drilled
Subsidiaries
United States	—	—
Canada	—	—
United Kingdom	—	—
Southeast Asia	—	—
Oceania	—	*
Other International	—	—

Total subsidiaries	—	*

Associates and joint ventures
United States	—	—
Southeast Asia	—	—
Other International	—	—

Total associates and joint ventures	—	—

Total dry exploratory wells drilled	—	*

Total number of net wells drilled	7	5

*	JX Holdings’ total proportionate interest was less than one.

Present Activities

Wells Drilling

	Fiscal Year Ended March 31, 2016
	Gross	Net
Wells drilling
Subsidiaries
United States	1	*
Canada	—	—
United Kingdom	—	—
Southeast Asia	1	*
Oceania	—	—
Other International	—	—

Total subsidiaries	2	*

Associates and joint ventures
United States	1	*
Southeast Asia	—	—
Other International	*	*

Total associates and joint ventures	1	*

Total gross and net wells drilling	3	*

*	JX Holdings’ total proportionate interest was less than one.

Review of Principal Ongoing Activities

During the fiscal year ended March 31, 2016, JX Holdings’ operations encompassed four geographic areas: Southeast Asia, Oceania, the U.K. North Sea and the United States. Set forth below is a review of JX Holdings’ exploration and production operations, including principal ongoing activities in the respective regions.

Southeast Asia

JX Holdings conducts exploration and production operations in Malaysia, Indonesia, Vietnam, Myanmar. For the fiscal year ended March 31, 2016, average net oil-equivalent production in Southeast Asia was 68,000 barrels per day.

Malaysia

JX Nippon Oil & Gas Exploration (Malaysia), Ltd., a subsidiary of NOEX, has been involved since 1987 in the exploration, development and production of gas, condensate from Block SK10 (Helang Field and Layang Field), where it holds a 75.0% interest and acts as operator. JX Nippon Oil & Gas Exploration (Sarawak), Ltd., NOEX’s subsidiary, also holds a 37.5% interest in Block SK8 (Jintan Field, Cili Padi Field and other nearby fields). The gas produced from Blocks SK10 and SK8 is transported through subsea pipeline to a liquefaction plant in Bintulu, Sarawak, owned by Malaysia LNG Tiga Sdn. Bhd., where it is converted into liquefied natural gas, or LNG. JX Nippon Oil & Energy has a 10.0% equity interest in Malaysia LNG Tiga Sdn. Bhd. The LNG is exported to various countries including Japan.

Exploration activities are ongoing in Deepwater Block R Offshore Sabah, Deepwater 2F and Deepwater 3F which were acquired in 2012, 2012 and 2013, respectively, and in which NOEX holds a 27.5%, 40.0% and 40.0% interest, respectively.

Indonesia

Nippon Oil Exploration (Berau), Limited, a company owned 51.0% by NOEX, and KG Berau Petroleum Ltd., a company owned 14.2% by NOEX, collectively hold a 13.4% interest in the Tangguh project, which consists of the Berau Block, Wiriagar Block and Muturi Block. Production commenced from the Tangguh project in June 2009. Seven long-term sale and purchase agreements have been entered into with electric and gas utilities in China, Japan, Korea, Mexico and domestic electric utilities in Indonesia for the sales of LNG from the Tangguh project.

Vietnam

Japan Vietnam Petroleum Co., Ltd., a subsidiary of NOEX, holds a 46.5% interest in, and operates, Block 15-2. Production began in August 1998 at the Rang Dong oil field and in September 2008 at the Phuong Dong oil field. The Rang Dong oil field and The Phuong Dong oil field feature an unconventional fractured granite basement rock reservoir. NOEX has been improving the productivity of the fields by applying advanced technologies, including fracture evaluation technology and horizontal borehole drilling technology.

Oceania

JX Holdings conducts production activities in Australia and Papua New Guinea. For the fiscal year ended March 31, 2016, average net oil-equivalent production in Oceania was approximately 19,000 barrels per day.

Papua New Guinea

JX Holdings holds interests in Merlin Petroleum Company, or Merlin, through Nippon Oil Exploration (PNG) Pty. Ltd., a wholly-owned subsidiary of NOEX, and through Nippon Papua New Guinea LNG LLC, in which NOEX holds a 98.4% equity interest. Through Merlin, JX Holdings holds interests ranging from 8.3% to 73.5% in exploration, development and production projects in the Kutubu, Moran and other onshore oil fields in Papua New Guinea. Through Sothern Highlands Petroleum Co., Ltd., a subsidiary of NOEX, JX Holdings also holds a 18.8% interest in the SE Gobe project which is expected to be sold in 2016 pursuant to an agreement that has been signed.

Merlin also participates in the PNG LNG project in which it holds a 4.7% interest with production capacity of 6.9 million metric tons of LNG per annum. The project, which commenced production in April 2014, commercializes natural gas from onshore gas fields as well as associated gas from crude oil fields. The gas is transported via a 750 kilometer pipeline to an area near Port Moresby where LNG liquefaction facilities are located. Four long-term sale and purchase agreements have been entered into with electric and gas utilities in Japan and other buyers in China and Taiwan for the sale of LNG from the PNG LNG project.

Exploration activities are ongoing in PPL 219 and PPL260. NOEX indirectly holds 28.8% interest in PPL 219 and 20.0% interest in PPL 260.

U.K. North Sea

JX Nippon Exploration and Production (U.K.) Limited, or NEPUK, a wholly-owned subsidiary of NOEX, holds interests in 12 fields in the U.K. North Sea currently producing oil and gas, including a 4.0% to 6.3% interests in the Brae fields, a 27.4% interest in the Andrew field, a 22.9% interest in the Kinnoull field, a 14.0% interest in the Blane field, a 5.0% interest in the Mungo and Monan fields, a 13.3% interest and 12.1% interest in the Mirren and Madoes fields, respectively, and a 4.1% interest in the Merganser field. Each of the Mungo and Monan fields and the Mirren and Madoes fields are expected to be sold in 2016 pursuant to agreements that have been signed. For the fiscal year ended March 31, 2016, average net oil-equivalent production in the U.K. North Sea was approximately 14,000 barrels per day.

United States

In the United States, JX Nippon Oil Exploration U.S.A. Limited, or NOEX USA, a wholly-owned indirect subsidiary of JX Holdings, holds interests in oil and gas fields ranging from the continental shelf (less than 200 meters in depth) to deep water area (more than 200 meters in depth) and onshore area, including a 50.0% interest in the Orchard North field in onshore Texas and interests ranging between 11.6% and 62.5% in K2 and other fields in the Gulf of Mexico. Oil and gas fields with relatively small reserves can be commercially developed in the Gulf of Mexico due to stable local laws and regulations, including the tax regime, as well as existing infrastructure to process and transport produced oil and gas as a result of numerous exploration and development activities since the 1940s. For the fiscal year ended March 31, 2016, average net oil-equivalent production in the United States was approximately 3,000 barrels per day.

In July 2014, JX Nippon Oil Exploration (EOR) Limited, or NOEX EOR, a subsidiary of NOEX USA launched the CO2-EOR project. The project utilizes carbon dioxide captured from flue gas of coal-fired power plant in Texas. It is further compressed and is used in oil recovery process. From May 2015, Japan Bank for International Cooperation gradually acquired the preference shares of NOEX EOR. The project, which is a joint venture with NRG Energy Inc., one of the largest electricity producers in the United States, constructed the world’s largest post-combustion carbon dioxide capture plant at the W.A. Parish coal-fired power plant in the southwest of Houston and is scheduled to commence commercial operations in the fourth quarter of 2016. The CO2 that is captured at the plant will be injected into the West Ranch oil field in order to increase its oil production rate; the average production rate through the life of the oil field is expected increase significantly from 500 barrels per day to approximately 12,000 barrel per day. NOEX EOR indirectly owns 25.0% of the interest in the West Ranch oil field.

Canada

Since 1992, Mocal Energy Limited, a wholly-owned indirect subsidiary of JX Holdings, has held a 5% interest in Syncrude Canada Ltd., or Syncrude. Syncrude operates the Syncrude Project, which is the production of synthetic crude oil from the mining and processing of oil sands, located on leases within the Athabasca Oil Sands Region in the Province of Alberta, Canada. Syncrude extracts bitumen, which is asphalt-like oil, from oil sands taken from open-pit mines. The bitumen is then processed into synthetic crude oil, by cracking and sweetening using upgrading facilities. The synthetic crude oil is delivered to customers through pipelines, being used as a feedstock for refineries and processed into petroleum products such as gasoline, diesel oil and jet fuel. The Syncrude Project started producing synthetic crude oil in 1978 and the current synthetic crude oil production capacity is 350,000 barrels per day.

Oil and Gas Assets, Wells, Operations and Acreage

Gross and Net Productive Wells

	Fiscal Year Ended March 31, 2016
	Oil		Gas
	Gross	Net	Gross	Net
Gross and net productive wells
Subsidiaries
United States	35	9	45	23
Canada	—	—	—	—
United Kingdom	178	19	—	—
Southeast Asia	48	23	53	21
Oceania	109	18	12	1
Other International	3	3	26	26

Total subsidiaries	373	72	136	71

Associates and joint ventures
United States	4	2	—	—
Southeast Asia	—	—	2	*
Other International	34	34	—	—

Total associates and joint ventures	38	36	2	*

Total gross and net productive wells	411	108	138	71

*	JX Holdings’ total proportionate interest was less than one.

Gross and Net Developed Acreage

	Fiscal Year Ended March 31, 2016
	Gross	Net
	(thousands of acres)
Gross and net developed acreage
Subsidiaries
United States	61	25
Canada	117	6
United Kingdom	118	12
Southeast Asia	6,253	1,273
Oceania	460	126
Other International	6	6

Total subsidiaries	7,015	1,448

Associates and joint ventures
United States	5	3
Southeast Asia	9	1
Other International	73	73

Total associates and joint ventures	87	77

Total gross and net developed acreage	7,102	1,525

Gross and Net Undeveloped Acreage

	Fiscal Year Ended March 31, 2016
	Gross	Net
	(thousands of acres)
Gross and net undeveloped acreage
Subsidiaries
United States	6	1
Canada	135	7
United Kingdom	15	5
Southeast Asia	307	97
Oceania	4,232	813
Other International	1,528	1,528

Total subsidiaries	6,223	2,451

Associates and joint ventures
United states	—	—
Southeast Asia	7	1
Other International	28	28

Total associates and joint ventures	35	29

Total gross and net undeveloped acreage	6,258	2,480

*	JX Holdings’ total proportionate interest was less than one thousand acres.

Delivery Commitments

JX Holdings sells a portion of its gas under long-term contracts, some of which specify the delivery of a fixed and determinable quantity. JX Holdings is contractually committed to deliver gas from producing properties located in Southeast Asia and Oceania. The sales contracts contain a mixture of fixed and variable pricing formulas that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery. JX Holdings expects to satisfy these delivery commitments from quantities available from production of the company’s proved developed and undeveloped reserves and from spot market purchases.

Metals

Overview

In Metals segment, JX Holdings operates its business through its wholly-owned subsidiary, JX NIPPON MINING & METALS CORPORATION, or NMM. JX Holdings’ Metals segment includes a wide range of businesses related to nonferrous metals, primarily copper, and is composed of copper resource development, copper smelting and refining, electronic materials and recycling and environmental services businesses. Metals segment was JX Holdings’ second largest segment in terms of revenue for the fiscal year ended March 31, 2016.

In the copper resource development business, JX Holdings seeks to secure a more reliable supply of ore, as well as investment returns, through investments in promising mine development projects. JX Holdings has investments in four copper-producing mines in Chile.

JX Holdings’ copper smelting and refining activities are operated by Pan Pacific Copper Co., Ltd., or PPC, a consolidated subsidiary formed in partnership with MITSUI MINING & SMELTING CO., LTD or MITSUI MINING & SMELTING. The subsidiary is responsible for JX Holdings’ copper smelting and refining operations, with three production bases in Japan.

In the electronic materials business, JX Holdings manufactures electronic materials products using various sophisticated technology and in the recycling and environmental services business, copper and precious and rare metals are recovered from recycled materials and industrial waste.

Copper Resource Development

In the copper resource development business in Metals segment, JX Holdings focuses on obtaining needed raw materials for its smelting and refining business.

JX Holdings has investments in four copper-producing mines in Chile: the Caserones, Los Pelambres, Escondida and Collahuasi mines.

The interest in the Caserones copper deposit was acquired by PPC, a subsidiary of NMM, in May 2006 through SCM Minera Lumina Copper Chile, or MLCC. JX Holdings decided to develop the deposit into a mine in February 2010 after completing a feasibility study and the mine began producing copper concentrates in May 2014. The production period for the Caserones mine is expected to be until 2040, and for the first ten years, the mine is expected to produce 150,000 metric tons of copper concentrates per year, which equals approximately 10% of copper that is imported into Japan per year. JX Holdings owns a 52.5% interest in the Caserones mine through PPC and owns a direct 77.4% interest in MLCC. In the year ended March 31, 2016, the Caserones mine produced approximately 63,200 metric tons of copper concentrate.

The Los Pelambres mine began production in 2000. In the year ended March 31, 2016, the Los Pelambres mine produced approximately 367,000 metric tons of copper in concentrate. JX Holdings’ 15.0% interest in the Los Pelambres mine is through a 60.0% subsidiary that owns a direct 25.0% interest in Minera Los Pelambres. JX Holdings accounts for the investment under the equity-method.

The Escondida mine began production in 1990. In the year ended March 31, 2016, the Escondida mine produced approximately 799,000 metric tons of copper in concentrate and approximately 326,000 metric tons of cathodes. JX Holdings’ 3.0% interest in the Escondida mine is through a 20.0% associate that owns a direct 10.0% stake in the Escondida mine and through a 40.0% associate that owns a direct 2.5% in the Escondida mine. JX Holdings accounts indirectly for the investment under the equity method.

The Collahuasi mine began production in 1999. In the year ended March 31, 2016, the Collahuasi mine produced approximately 419,000 metric tons of copper in concentrate and approximately 22,000 metric tons of cathodes. JX Holdings’ 3.6% interest in the Collahuasi mine is through a 30.0% associate that owns a direct 12% interest in the Collahuasi mine. JX Holdings accounts indirectly for the investment under the equity method.

Copper produced at the Caserones, Los Pelambres, Escondida and Collahuasi mines are sold to smelters and refiners, including JX Holdings’ subsidiary PPC. The investments in the Caserones, Los Pelambres, Escondida and Collahuasi mines were made primarily to secure access to copper concentrate and other raw materials needed for JX Holdings’ copper smelting and refining business, as well as to generate a return from the mining activities. While the mine interests held by JX Holdings or its associates generally do not confer direct ownership of mineral rights or rights to preferential price treatment, they generally help JX Holdings gain preferential access to raw materials embodied in long-term copper concentrate supply agreements. JX Holdings is actively involved in the operation of the Caserones copper mine by providing technical and personnel support, but it does not currently participate in the development and operation of copper mines and related facilities at the Los Pelambres, Escondida and Collahuasi mines other than as an investor and a purchaser of production.

Copper Smelting & Refining

After obtaining copper concentrate and other raw materials, JX Holdings smelts and refines them to produce refined copper. JX Holdings’ copper smelting and refining activities are operated by PPC, a subsidiary of which

32.2% of the equity is owned by MITSUI MINING & SMELTING. JX Holdings has three production bases for smelting and refining in Japan that produced approximately 623,000 metric tons of refined copper in the fiscal year ended March 31, 2016.

JX Holdings conducts copper smelting and refining operations within Japan at the Saganoseki Smelter & Refinery in Oita prefecture, the Hitachi Works in Ibaraki prefecture, and the Tamano Smelter in Okayama prefecture. JX Holdings also conducts copper smelting and refining operations in Korea through its associates and joint venture LS-Nikko Copper Inc., or LS-Nikko Copper. As of March 31, 2016, JX Holdings had a copper cathode production capacity of approximately 650,000 metric tons, excluding LS-Nikko Copper.

The Saganoseki Smelter & Refinery produces refined copper, ingot copper, precious metals, sulfuric acid and nickel sulfate, among other materials. The Hitachi Works, which does not have independent smelting facilities, produces refined copper in conjunction with the Saganoseki Smelter & Refinery. The Saganoseki Smelter & Refinery and the Hitachi Works jointly have an annual refined copper production capacity of approximately 450,000 metric tons as of March 31, 2016.

The Tamano Smelter, which produces refined copper, sulfuric acid and nickel sulfate, among other materials, has an annual capacity for refined copper production of approximately 290,000 metric tons as of March 31, 2016, and JX Holdings is entitled to a pro rata share of approximately 200,000 metric tons due to its capital participation via a subsidiary.

The Tamano Smelter, the Saganoseki Smelter & Refinery and the Hitachi Works use the waxless permanent cathode method to supply high quality refined copper. JX Holdings distributes the metals produced in the Saganoseki Smelter & Refinery and in the Hitachi Works, as well as some of the Tamano Smelter production, pursuant to term contracts, typically effective for the calendar year. Under such contracts, JX Holdings typically commits to sell a specified volume of metal during the term of the agreement.

The Onsan Smelter & Refinery, located in Korea and operated by LS-Nikko Copper, had an annual copper smelting capacity of approximately 270,000 metric tons as of March 31, 2016. The Onsan Smelter & Refinery produces refined copper, precious metals and sulfuric acid, among other materials. These products are sold primarily in Korea through distribution channels independent from those of the two Japanese facilities.

JX Holdings procures all of the copper concentrate used in its smelting and refining business from sources outside Japan. Prices for copper have historically been volatile and there have been periods when world supply of copper concentrate became constrained owing to declines in worldwide reserves of ore with high copper content and increasing demand for copper concentrate from China and India. In order to secure a stable supply of copper, JX Holdings relies to a significant extent on supply from a limited number of foreign mining complexes in which it has made investments or with which it has otherwise concluded long-term supply agreements.

The agreements pursuant to which JX Holdings procures copper concentrate from suppliers have terms typically of three to ten years in duration. These agreements establish the volume of concentrate to be sold and purchased, delivery conditions and formulae for the calculation of purchase price, among other terms. Under these agreements, the price for copper concentrate is determined by subtracting the smelting margin, called treatment and refining charges, from the market prices for refined metals. Treatment and refining charges are negotiated annually, taking into account the supply and demand balance in the market for copper concentrate. An insufficient supply of copper concentrate in the market tends to result in lower treatment and refining charges. These agreements also generally include force majeure provisions that excuse the supplier’s obligation to deliver concentrate upon the occurrence of certain events beyond the control of the parties, such as acts of nature, strikes, fires, floods, wars or government action, among others.

Electronic Materials

The electronic materials business employs sophisticated technologies, including high purification, high-density sintering, surface treatment and precision rolling and processing, to manufacture electronic materials products. JX Holdings’ primary electronic materials products are copper foil, thin-film forming materials, compound semiconductor materials, precision rolled materials and precision fabricated materials.

Copper foil is incorporated in the printed circuit boards of computers, mobile phones and other electronic devices. JX Holdings manufactures two categories of copper foil: electro-deposited copper foil and treated rolled copper foil. Electro-deposited copper foil is used for rigid printed circuit boards, while treated rolled copper foil is used for flexible printed circuit boards. Printed circuit boards are incorporated into a variety of electronic devices, including mobile phones, hard disk drives, optical pickups and flat panel displays.

JX Holdings manufactures sputtering targets, which are thin-film forming materials used in semiconductors, flat panel displays, solar cells, storage components and other electronic components. JX Holdings manufactures high-purity copper sputtering targets for semiconductors, as well as for indium tin oxide targets used to form transparent conductive film of flat-panel displays. JX Holdings also manufactures magnetic sputtering targets for magnetic recording media, like hard disks, as well as sputtering targets for DVDs, blu ray disks and other phase change optical discs.

JX Holdings also manufactures compound semiconductor materials, which are semiconductors composed of two or more elements. Compound semiconductors feature superior optical and electrical characteristics as compared to single element semiconductors, and thus are useful for various special-function devices.

In metal manufacturing operations, JX Holdings manufactures rolled copper products and other precision rolled materials. Precision rolling operations are carried out principally at the Kurami Works in Kanagawa prefecture as well as by JX Nippon Mining & Metals (Suzhou) Co., Ltd. in China to meet increasing demand in Asia. JX Holdings’ products are widely used as wiring materials for connectors, lead frames and flexible printed circuits in IT equipment, such as computers and mobile phones and household electronics. JX Holdings’ precision rolled products offer strength and high electro-conductivity, as well as high thermal resistance, bend formability and bending resistance properties.

Metal manufacturing operations also include the manufacture of precision fabricated products. In the precision fabricating business, JX Holdings’ integrated system for the manufacturing of gold-plated materials covers not only rolling, plating and pressing but also designing and producing molds. The gold-plated materials are widely used in IT applications and connectors in automobiles. JX Holdings’ precision fabrication operations are carried out mainly by a wholly-owned subsidiary, JX Metals Precision Technology Co., Ltd., as well as by Nippon Mining & Metals (Suzhou) Co., Ltd. in China to meet increasing demand in Asia.

JX Holdings also engages in the manufacturing of titanium products through Toho Titanium Co., Ltd., or Toho Titanium, of which it owns 50.4%. Toho Titanium is an integrated titanium manufacturer with an extensive product lineup that includes titanium metals, catalysts, electronic materials and chemicals.

Recycling and Environmental Services

JX Holdings’ recycling and environmental services business consists mainly of the recycling business, in which copper and precious and rare metals are recovered from recycled materials, and the environmental business, in which industrial waste materials are detoxified and rare metals are recovered from them. Some of the metals recovered are used as raw materials in JX Holdings’ electronic materials business.

Within Japan, JX Holdings has four waste treatment facilities in Hokkaido, Ibaraki, Toyama and Fukui prefectures for its environmental business and other business. JX Holdings also operates the HMC, in Ibaraki prefecture with hydrometallurgical process equipment and a copper recovery furnace. HMC processes recycled raw materials, mainly generated in the Tokyo metropolitan area, to recover metals, including gold, silver, platinum and palladium. In addition, low-grade recycled materials previously processed by the Saganoseki Smelter & Refinery and intermediate products generated during smelting processes are used as inputs for recycling at HMC. HMC recovers the metals through a process that combines hydro- and pyro-metallurgical processes.

Overseas, JX Holdings has a facility in Taiwan for collection and pre-treatment of copper and precious metal-bearing scraps. The collected scraps are treated at the Saganoseki Smelter & Refinery and HMC.

Other Business Activities

In other business activities, JX Holdings’ businesses include:

•	construction, such as road paving, civil engineering and development and construction of apartment buildings and office buildings, operated through its subsidiary NIPPO CORPORATION, of which it holds an equity ownership of 57.0%;

•	electric wire and cable manufacture, operated through Tatsuta Electric Wire and Cable Co., Ltd., of which it holds an equity ownership of 35.8%;

•	land transport, operated through Maruwn Corp., of which it holds an equity ownership of 38.2%;

•	sale and leasing of real estate owned by JX Holdings; and

•	administrative and accounting services provided to group companies.

Research and Development

JX Holdings engages in a wide range of research and development activities in various areas involving its business, including refining technologies, chemicals, lubricants, next-generation power sources, mining technologies, electronic materials, recycling metal resources and other areas. For each of the fiscal years ended March 31, 2016 and 2015, JX Holdings’ expenditures for research and development were ¥21 billion.

Fuel and Refining Technologies

In order to address changes in the supply-demand balance in petroleum products, reduce cost and to become more energy efficient, JX Holdings is researching and developing ways to rationalize and streamline the refinery process, facility maintenance and monitoring technology and manufacturing process of petrochemical raw materials and lubricants. In addition, JX Holdings is developing biofuels such as cellulosic bioethanol that contribute to diversification of energy sources.

Chemicals

JX promotes development of chemical products that utilizes unique technologies, such as transparent film that turns a window into a projection screen, flexible and reusable plastic-rubber material and transparent and high heat-resistant polyimide resin monomers.

Furthermore, JX Holdings considers “next-generation vehicle,” “next-generation residence” and “nutrition” to be strategic areas and promotes development of raw materials, such as raw materials and components that will contribute to electrification, weight saving and vehicle intelligence, raw materials and components that will contribute to energy saving, health and comfort of residence, as well as health food, feedstuff and cosmetics.

Lubricants

JX Holdings promotes development of lubricants for environmentally-friendly vehicles and oil for new refrigerants not using chlorofluorocarbons.

Hydrogen

JX Holdings has been engaged in the research and development of technology relating to the production, storage, transportation and supply of hydrogen. It commenced selling hydrogen in December 2014 after establishing ENEOS Hydrogen Supply & Services Corporation in October 2014, and has opened 37 hydrogen stations in Japan as of March 31, 2016.

Mining and refining

A JX Holdings joint venture with the Chilean national copper company, Corporacion Nacional del Cobre de Chile, is conducting research on using microorganisms to produce copper from low-grade ore. JX Holdings is engaged in the research and development of its proprietary iodine method to similarly produce copper from low-grade ore and has completed demonstration tests using a heap leaching method. JX Holdings is also developing a hydrometallurgical refining process based on its proprietary method, the Nikko Chloride Process, which enables recovery of copper and gold from low-grade copper concentrate. JX Holdings has concluded demonstration tests for commercial applications of the Nikko Chloride Process at a pilot plant in Perth, Australia and based on the results, it is proceeding with possible practical applications.

Electronic materials

JX Holdings is engaged in the research and development of highly-functional copper alloy with superiority in intensity, electrical conductivity, workability and durability using precise compositional control and unique strip processing process. JX Holdings is also developing corson-based and titanium-based new copper alloy as the next-generation electronic material. Furthermore, it is developing and upgrading copper foil for printed-wiring boards and shielding materials in order to add flexibility, etching and adhesion, and ultrathin copper foil for high definition boards is close to commercialization.

JX Holdings is also researching and developing thin films for semiconductor and electronic parts based on highly-purifying technology and technology to control material composition and crystalline organization. It is also engaged in the development of new products and related process technologies for various sputtering targets, such as semiconductor targets and magnetic material sputtering targets.

Recycling and environmental services

JX Holdings is engaged in the research and development of technologies that would increase the types of precious and rare metals that can be recovered from recycled materials and of the process to recover valuable metal from the copper refining process. With respect to the recycling of batteries, JX Holdings is engaged in the development of a process that would lower cost and expand the scope of type of batteries that can be recycled.

Organizational Structure

As of March 31, 2016, JX Holdings had 465 subsidiaries and 175 associates and joint arrangements. The following table sets forth certain basic information for each of JX Holdings’ principal subsidiaries, and associates and joint arrangements, including their principal business activities and percentage of equity interest held by JX Holdings.

Name	Country of Incorporation	Equity Interest		Main Business
		(%)
JX NIPPON OIL & ENERGY CORPORATION	Japan	100.0		Manufacturing and marketing of petroleum and petrochemical products

Kashima Oil Co., Ltd.	Japan	70.7		Manufacturing of petroleum and petrochemical products

Osaka International Refining Company, Limited	Japan	51.0		Manufacturing and marketing of petroleum and petrochemical products

WAKAYAMA PETROLEUM REFINING CO., LTD.	Japan	99.9		Manufacturing and sale of petroleum products

Kashima Aromatics Co., Ltd.	Japan	80.0		Manufacturing of petroleum and petrochemical products

JX Nippon ANCI, Inc.	Japan	100.0		Manufacturing of synthetic resin processed products

JX Nippon Oil & Energy Staging Terminal Corporation	Japan	100.0		Storage, receiving and shipment of petroleum products

JX Ocean Co., Ltd.	Japan	81.1		Sea transport of crude oil and petroleum products

NIPPON GLOBAL TANKER CO., LTD.	Japan	65.0		Sea transport of crude oil

JX Nippon Oil & Energy USA Inc.	U.S.A.	100.0		Sale of petroleum products

JX Nippon Oil & Energy Asia Pte. Ltd.	Singapore	100.0		Sale of petroleum products

JX Nippon Oil & Energy (Australia) Pty Limited	Australia	100.0		Investments in companies extracting coal and sale of coal

ENEOS FRONTIER COMPANY LIMITED	Japan	100.0		Sale of petroleum products

ENEOS WING Corporation	Japan	60.0	(100.0)	Sale of petroleum products

JX Retail Service Corporation	Japan	100.0		Sale of petroleum products

ENEOS Sun-Energy Corporation	Japan	100.0		Sale of petroleum products

J-Quest Co., Ltd.	Japan	100.0		Sale of petroleum products

ENEOS GLOBE CO.LTD.	Japan	50.0		Sale of LPG

Japan Gas Energy Corporation	Japan	51.0		Sale of LPG

Name	Country of Incorporation	Equity Interest		Main Business
		(%)
KAWASAKI NATURAL GAS POWER GENERATION CO., LTD.	Japan	51.0		Generation and supply of electricity

Nippon Oil Finance (Netherlands) B.V.	Netherlands	100.0		Investments in LNG developments and providing finance to subsidiaries and affiliates

JX Nippon Oil & Energy Trading Corporation	Japan	100.0		Sale and lease of automobile-related parts

JX Nippon Oil & Gas Exploration Corporation	Japan	100.0		Overall management of the oil and gas development business

Japan Vietnam Petroleum Co., Ltd.	Japan	97.1		Exploration, development, products and marketing of oil and gas

JX Nippon Oil & Gas Exploration (Malaysia), Ltd.	Japan	78.7		Exploration, development, products and marketing of oil and gas

JX Nippon Oil & Gas Exploration (Sarawak), Ltd.	Japan	76.5		Exploration, development, products and marketing of oil and gas

Nippon Exploration (Berau), Limited	Japan	51.0		Exploration, development, products and marketing of oil and gas

Nippon Oil Exploration (Myanmar), Ltd.	Japan	40.0		Exploration, development, products and marketing of oil and gas

JX Nippon Exploration and Production (U.K.) Limited	U.K.	100.0		Exploration, development, products and marketing of oil and gas

Mocal Energy Limited	Canada	100.0		Exploration, development, products and marketing of oil

Merlin Petroleum Company	U.S.A.	79.0	(79.6)	Exploration, development, products and marketing of oil and gas

JX NIPPON MINING & METALS CORPORATION	Japan	100.0		Products and marketing of non-ferrous metals and electronic materials as well as recycling of non-ferrous metal materials

JX Metals Trading Co., Ltd.	Japan	100.0		Marketing of non-ferrous metal products, etc.

Pan Pacific Copper Co., Ltd.	Japan	67.8		Manufacturing and marketing of non-ferrous metal products

Hibi Kyodo Smelting Co., Ltd.	Japan	43.1	(63.5)	Smelting and refining of copper

Name	Country of Incorporation	Equity Interest		Main Business
		(%)
Changzhou Jinyuan Copper Co., Ltd.	China	61.4		Manufacturing and marketing of copper wire rods

SCM Minera Lumina Copper Chile	Chile	52.5	(77.4)	Manufacturing and sales of copper and molybdenum deposit

JX Nippon Mining & Metals Philippines, Inc.	Philippines	100.0		Manufacturing and marketing of copper foil

Nippon Mining & Metals (Suzhou) Co., Ltd.	China	100.0		Manufacturing and marketing of precision rolled and pressing products

JX Metals Precision Technology Co., Ltd.	Japan	100.0		Manufacturing and marketing of electronic products, etc.

JX Nippon Mining & Metals USA, Inc.	U.S.A.	100.0		Manufacturing and marketing of thin-film materials

Nikko Metals Taiwan Co., Ltd.	Taiwan	100.0		Manufacturing and marketing of electronic materials, etc. and collection of materials for non-ferrous metal recycling

JX NIPPON ENVIRONMENTAL SERVICES CO., LTD.	Japan	100.0		Recycling and environmental services

Nippon Marine Co., Ltd.	Japan	99.4	(100.0)	Sea transportation for non-ferrous metal products, etc.

Toho Titanium Co., Ltd.	Japan	50.4		Manufacturing and marketing of titanium

NIPPO CORPORATION	Japan	57.0		Planning, design and construction of roads, pavement, civil engineering works and petroleum-related facilities

DAINIHON DOBOKU CO., LTD.	Japan	44.8	(78.5)	Subcontracting for building and civil engineering construction

JX Engineering Corp.	Japan	87.1	(100.0)	Design, construction and supervision of construction for machinery, electricity, civil engineering and building construction as well as maintenance

JX Nippon Real Estate Corporation	Japan	100.0		Sale, rental and management of real estate

JX Nippon Procurement Corporation	Japan	100.0		Performance of procurement work on a subcontracting basis

JX Nippon Finance Corporation	Japan	100.0		Performance of finance-related work on a subcontracting basis

Name	Country of Incorporation	Equity Interest		Main Business
		(%)
JX Nippon Business Services Corporation	Japan	100.0		Performance of accounting, payroll and welfare-related work on a subcontracting basis

JX Nippon Research Institute, Ltd.	Japan	100.0		Surveys, research and consulting services, etc.

Showa Nittan Corp.	Japan	24.5	(24.9)	Exploration, development, manufacturing and sale of oil

JAPAN OIL TRANSPORTATION CO., LTD.	Japan	29.2		Land transportation of petroleum products

Abu Dhabi Oil Co., Ltd.	Japan	32.1		Exploration, development, manufacturing and sale of oil

United Petroleum Development Co., Ltd.	Japan	45.0		Exploration, development, manufacturing and sale of oil

LS-Nikko Copper Inc.	Korea	39.9	(49.9)	Smelting and refining of copper

Minera Los Pelambres	Chile	15.0	(25.0)	Copper ore mining

Japan Collahuasi Resources B.V.	Netherlands	30.0		Investments in Collahuasi Copper Mine

Jeco Corp.	Japan	20.0		Investments in Escondida Copper Mine

JECO 2 Ltd.	U.K.	40.0		Investments in Escondida Copper Mine

Tatsuta Electric Wire and Cable Co., Ltd.	Japan	35.8		Manufacturing and marketing of electric wires and cables

Maruwn Corp.	Japan	38.2		Land transportation

*	Percentage of equity interest is the same as the percentage of voting rights unless the different percentage of voting rights is indicated in parentheses.

Property, Plant and Equipment

As of March 31, 2016, JX Holdings’ business operations were conducted through more than 25 principal manufacturing facilities in Japan and in other countries. JX Holdings owns all of the buildings and the land on which its plants are located, with the exception of certain leases of land space of certain subsidiaries. The following table sets forth information with respect to JX Holdings’ principal property, plant and equipment as of March 31, 2016:

Location	Description	Principal Function	Land Space (Thousands of square meters)
Japan
Ichikawa, Chiba	Ichikawa Oil Terminal & Others	Oil terminal	2,219	(1)
Tokyo and other prefectures	Tokyo Branch & Others	Petroleum supply and office facility	1,428	(2)
Sendai, Miyagi	Sendai Refinery	Refining facility	1,356
Yokohama, Kanagawa	Negishi Refinery	Refining facility	2,255
Kurashiki, Okayama	Mizushima Refinery	Refining facility	3,317
Kuga, Yamaguchi	Marifu Refinery	Refining facility	660
Oita, Oita	Oita Refinery	Refining facility	1,008
Muroran, Hokkaido	Muroran Plant	Manufacturing petrochemicals	1,029
Kawasaki, Kanagawa	Kawasaki Plant	Manufacturing petrochemicals	599
Yokohama, Kanagawa	Yokohama Plant	Manufacturing petroleum products	440
Chita, Aichi	Chita Plant	Manufacturing petrochemicals	1,308
Kamisu, Ibaraki	Kashima Refinery	Refining facility	2,740
Takaishi, Osaka	Osaka Refinery	Refining facility	852
Kamisu, Ibaraki	Kashima Office	Manufacturing petrochemicals	N/A
Kagoshima, Kagoshima	Kiire Staging Terminal	Oil terminal	1,933
Kawasaki, Kanagawa	Kawasaki natural gas power plant	Other facility	N/A
Hitachi, Ibaraki	Hitachi Works	Environmental recycling business and electronic material business facility	6,085	(3)
Kita-ibaraki, Ibaraki	Isohara Factory	Electronic material business facility	286
Samukawa, Kanagawa	Kurami Factory	Electronic material business facility	216
Oita, Oita	Saganoseki Smelter	Smelting copper	2,071	(4)
Tamano, Okayama	Tamano Smelter	Smelting copper	190
Chigasaki, Kanagawa	Chigasaki Factory	Manufacturing titanium	170
Kitakyushu, Fukuoka	Wakamatsu Plant	Manufacturing titanium sponge	9	(5)

Outside Japan
Canada	Alberta Plant	Manufacturing crude oil	N/A
Chile	Caserones	Facility relating to Caserones Copper Mine development	381,691

(1)	106,000 square meters of “Ichikawa Oil Terminal & Others” were leased properties.
(2)	1,659,000 square meters of “Tokyo Branch & Others” were leased.
(3)	174,000 square meters of “Hitachi Works” were leased properties.
(4)	1,071,000 square meters of “Saganoseki Smelter” were leased properties.
(5)	166,000 square meters of “Wakamatsu Plant” were leased properties.

As of March 31, 2016, JX Holdings has pledged ¥1,244 billion of property, plant and equipment as collateral to secure its indebtedness.

Mining assets

Caserones Mine

The Caserones mine consists of open pit mines. The Caserones deposit is at an elevation that varies from about 4,200 to 4,600 meters above sea level and its location is approximately 575 kilometers north of Santiago, Chile in the high Andes Mountains of Region III, approximately 162 kilometers southeast of the city Copiapo and 15 kilometers from the border with Argentina.

MLCC is the owner of the Caserones mine. It is 77.4% owned by PPC, a subsidiary of JX Holdings of which JX Holdings owns 67.8% and of which MITSUI MINING & SMELTING owns the remaining interest. As of March 31, 2016, Mitsui & Co., via a wholly-owned subsidiary, owned the remaining 22.6% interest.

The infrastructure at the Caserones mine consists of an open pit with total extraction in the fiscal year ended March 31, 2016 of 31,000 tons, a solvent extraction and electrowinning, or SX-EW, plant which develops cathodes by processing oxide ore and secondary sulphide ore, and a concentrator plant with associated flotation facilities, which produces copper concentrates from primary sulphide ore. The cathodes and concentrates are hauled by truck to a port for shipping.

Copper cathode was first produced by the SX-EW plant in March 2013 and copper concentrate production commenced in May 2014. Production of copper concentrate for fiscal year ended March 31, 2016 was 52,000 tons of copper.

Los Pelambres Mine

Los Pelambres mine consists of open pit mines and is one of the largest copper mines in the world based on production. The Los Pelambres deposit is located at approximately 3,200 meters above sea level in Chile’s fourth region, 200 kilometers north of Santiago and 100 kilometers east of the coastal town of Los Vilos, adjacent to the border with Argentina.

The infrastructure consists of open pit mines, a concentrator plant with three SAG mills, six ball mills and associated flotation facilities to produce copper and molybdenum concentrates and a pipeline used to transport concentrate to the privately owned Punta de Chungo port and load-out facility.

Production began in 2000. In the year ended March 31, 2016, Los Pelambres produced approximately 367,000 metric tons of copper in concentrate. Copper produced by Los Pelambres is sold to smelters and refiners, including JX Holdings’ subsidiary PPC.

JX Holdings’ 15.0% interest in Los Pelambres is through a 60.0% associate that owns a direct 25.0% interest in Minera Los Pelambres. JX Holdings accounts for the investment under the equity method.

Escondida Mine

Escondida mine consists of open pit mines and is the copper mine with the largest production in the world. The Escondida deposit is located in northern Chile approximately 150 kilometers southeast of the city of Antofagasta and at an altitude of approximately 3,100 meters above sea level.

The infrastructure consists of open pit mines, concentrator plants, an electro-winning plant that produces cathodes from oxide and sulphide ore and pipelines that transport copper concentrate to a filter plant.

Production began in 1990. In the fiscal year ended March 31, 2016, Escondida produced approximately 799,000 metric tons of copper contained in concentrate and approximately 326,000 metric tons of cathodes. Copper produced by Escondida is sold to smelters and refiners, including JX Holdings’ subsidiary PPC.

JX Holdings’ 3.0% interest in Escondida is through a 20.0% associate that owns a direct 10.0% stake in Escondida and through another 40.0% associate that owns a direct 2.5% in Escondida. JX Holdings accounts indirectly for the investments under the equity method.

Collahuasi Mine

Collahuasi mine consists of open pit mines and is one of the largest copper mines in the world based on production. The Collahuasi deposit is located in northern Chile approximately 190 kilometers southeast of Iquique at altitudes of approximately 4,300-4,600 meters above sea level.

The infrastructure consists of open pit mines, a concentrator plant, a SX-EW plant and a pipeline used to transport concentrate to the port of Punta Patache.

Production began in 1999. In the year ended March 31, 2016, Collahuasi produced approximately 419,000 metric tons of copper in concentrate and approximately 22,200 metric tons of cathodes. Copper produced by Collahuasi is sold to smelters and refiners, including JX Holdings’ subsidiary PPC.

JX Holdings’ 3.6% interest in Collahuasi is through a 30.0% associate that owns a direct 12.0% interest in Collahuasi. JX Holdings accounts indirectly for the investment under the equity method.

Quechua Copper Deposit

The Quechua copper deposit is located in the Espinar district of the Province of Cuzco in Peru, about 700 km of the southeast of Peru’s capital, Lima. The Quechua copper deposit is at an elevation that ranges from 4,000 to 4,400 meters above sea level. The Quechua exploration activities encompass approximately 2,600 Ha, covered by nine mining concessions.

JX Holdings’ 67.8% interest in the Quechua copper deposit is through its subsidiary PPC, which wholly owns the project company.

From December 2009 through July 2011, JX Holdings conducted feasibility studies of the Quechua copper deposit, including the estimation of ore reserves, basic design of facilities and economic evaluation. Although the feasibility studies indicated that an economically viable development could be possible if copper prices remained above a certain level, JX Holdings decided not to commence mining operations as ore reserves proved smaller and construction costs higher than estimated and as it decided to give priority to other projects such as the Caserones mine.

As of the date of this prospectus, JX Holdings has not decided to begin mining operations in the Quecha copper project.

Bulga Coal Mine

Bulga coal mine in New South Wales, Australia is one of the biggest coal mines in Australia. It consists of an open-cut mine, an underground mine and a coal handling and preparation plant.

In 1990, JX Holdings acquired a stake in Oakbridge Pty Limited, which owns the majority of equity in the Bulga coal mine, and has been working with Xstrata Coal (the current Glencore), the operator, to ensure stable production and supply.

JX Holdings has the capacity to sell approximately 11 million tons of coal per year extracted from the Bulga coal mine. The coal is sold primarily to companies in Japan in the power, steel and paper-manufacturing industries.

Material Plans for Capital Expenditures

From the fiscal year ending March 31, 2017 through the fiscal year ending March 31, 2019, JX Holdings plans to invest ¥945 billion in capital expenditures, including investments in improvements and construction of refineries and service stations in Energy segment, in exploration, development and asset purchase in Oil and Natural Gas E&P segment, and copper resource development and investments in improvements and construction of smelter and refinery business offices and factories in Metals segment. Of this amount, JX Holdings plans to invest ¥387 billion in Energy segment, ¥251 billion in Oil and Natural Gas E&P segment and ¥195 billion in Metals segment. In the fiscal year ending March 31, 2017, JX Holdings plans to invest approximately ¥438 billion in capital expenditures. JX Holdings plans to finance its capital expenditures through operating cash flows and bank borrowings.

The following table describes JX Holdings’ current material plans to construct, expand or improve its facilities:

		Investment Amount (Planned)
Segment	Intended Facility Use	Total	Amount of Expenditure Already Paid	Method of Financing	Actual or Estimated Start Date	Estimated Completion Date
		(Millions of yen)
Energy	Hydrogen station expansion	1,240	—	Equity capital, issuance of corporate bonds, borrowings	2018	2019

Energy	Service station construction, renewal	4,186	—	Equity capital, issuance of corporate bonds, borrowings	2016	2017

Energy	Mizushima refinery A Dispersive plant control system update	2,690	—	Equity capital, issuance of corporate bonds, borrowings	Ground break in September 2017	March 2019

Metal	Saganoseki flash smelting furnace settler renewal	3,974	—	Equity capital, issuance of corporate bonds, borrowings	October 2017	December 2017

Metal	Electro-deposited Copper Foil equipment renewal	4,000	—	Equity capital, issuance of corporate bonds, borrowings	2016	2018

Metal	Waste slag deposition field thickener installation	3,097	—	Equity capital, issuance of corporate bonds, borrowings	2016	2018

Intellectual Property

JX Holdings’ business relies in part on proprietary refining and manufacturing technologies, proprietary rights in its products and processes, and on its ability to obtain patents, licenses and other intellectual property rights over such technologies from third parties. While JX Holdings believes all of its intellectual properties are important, it believes that neither the expiration nor termination of any specific intellectual property would have significant impact on its entire operations.

Alliances

JX Holdings relies on business tie-ups and alliances with domestic and overseas companies. JX Holdings believes that domestic alliances, especially those with other refiners and distributors of petroleum products, help reduce costs in Energy segment by sharing, for example, oil terminals and oil tankers, and enhancing efficiency in distribution through engagement in barter transactions with alliance partners. Moreover, JX Holdings believes that overseas alliances with foreign energy companies help capture overseas opportunities for oil and gas exploration and production as well as opportunities to market its refined petroleum products, particularly in Asia.

Domestic Alliances

Idemitsu

Since 1995, JX Holdings and its predecessor, Nippon Oil, have maintained an alliance with Idemitsu Kosan Co., Ltd., or Idemitsu, in refining and distribution of refined petroleum products. Pursuant to this alliance, JX Holdings has supplied two million kiloliters per annum of products from the Mizushima and Osaka Refineries to Idemitsu. JX Holdings’ supply to Idemitsu is subject to Idemitsu’s demand. JX Holdings and Idemitsu have engaged in significant barter transactions of each other’s refined petroleum products, primarily in the area of low-octane gasoline. Recently, JX Holdings enhanced its barter transactions with Idemitsu in Hokkaido region in connection with the conversion of the Muroran Plant from an oil refinery to a petrochemical plant.

Cosmo Oil

Since October 1999, JX Holdings and its predecessor, Nippon Oil, have maintained an alliance with Cosmo Oil Co., Ltd., or Cosmo Oil, in a wide range of areas including joint transportation of crude oil, refining and distribution of refined petroleum products, lubricants and fuel cells. In particular, JX Holdings and Cosmo Oil have engaged in significant barter transactions of each other’s refined petroleum products, primarily in the area of low-octane gasoline. JX Holdings and Cosmo Oil also operate oil terminals through a joint venture company. JX Holdings and Cosmo Oil cross-hold each other’s shares, with JX Holdings owning approximately 1.0% of Cosmo Oil’s shares and Cosmo Oil holding approximately 0.2% of JX Holdings’ shares.

MITSUI MINING & SMELTING

Since June 2002, JX Holdings and its predecessor, Nippon Mining, have maintained an alliance with MITSUI MINING & SMELTING CO., LTD. in a wide range of areas in connection with the metals business. In particular, JX Holdings and MITSUI MINING & SMELTING jointly own PPC, of which JX Holdings currently indirectly holds a 67.8% interest, to engage in copper smelting and refining operations.

Overseas Alliances

SK Energy

Since January 2007, JX Holdings and its predecessor, Nippon Oil, have maintained an alliance with SK Energy, part of the SK Group companies and South Korea’s largest oil company, in oil and gas exploration and production, petrochemicals, lubricants and overseas operations. The aim of the alliance is to strengthen Energy segment and to expand overseas business, especially in Asia. In recent years, the parties further strengthened the alliance by entering into a joint venture to operate a petrochemical plant in Ulsan, Korea that commenced operations in June 2014. JX Holdings and SK Group cross-hold each other’s shares, with JX Holdings owning approximately 1.0% of shares of SK Innovation, an SK Group company, and SK Group holding approximately 0.6% of JX Holdings’ shares. The term of the alliance expires on January 22, 2017, subject to automatic renewal.

CNPC Group

Since July 2004, JX Holdings and its predecessor, Nippon Oil, have maintained a business relationship with China National Petroleum Corporation, or CNPC Group. In June 2010, JX Holdings strengthened its alliance with CNPC Group by entering into a memorandum of understanding to form a joint venture that operates the Osaka Refinery, pursuant to which Osaka International Refining Company, Limited, or JV OIREC, was established in October 2010.

Vietnam National Petroleum Group

On April 12, 2016, JX Holdings, through NOE, entered into a strategic cooperation agreement with the Vietnam National Petroleum Group, or Petrolimex, and the Vietnamese government, in order to tap into the growing Vietnamese market that currently has demand for 350,000 barrels of refined petroleum products per day. In connection with the agreement, JX Holdings agreed to become an 8.0% shareholder of Petrolimex and to jointly evaluate a construction of a new refinery in the Van Phong Economic Zone in southern Vietnam.

Seasonality

JX Holdings’ revenue in its Energy segment are affected by changes in climate and weather conditions from year to year, particularly for products such as kerosene, for which demand levels and prices fluctuate significantly in response to prevailing climate and weather conditions. Although the petroleum industry in Japan typically experiences seasonal fluctuations in demand within any particular year, such variations typically follow consistent patterns from year to year and have little impact on JX Holdings’ overall revenue.

Government Regulations

JX Holdings’ business activities are subject to various governmental regulations in countries in which it operates. JX Holdings’ business activities in Japan are subject to significant regulations including the following:

•	Law Regarding Stockpiling, etc. of Petroleum: a law designed to secure the stable supply of petroleum in Japan in case of any shortage in the supply of petroleum into Japan. The law and related regulations provide measures for the stockpiling of crude oil and refined petroleum products amounting to 70 days’ equivalent of the total amount of crude oil and refined petroleum products that were consumed in Japan in the past 12 months. Under the law, JX Holdings is subject to a range of powers of the Ministry of Economy, Trade and Industry of Japan, or METI, including the power to inspect and to require the submission of reports and information.

•	Gas Business Act: a law designed to protect the interests of gas users, to achieve the sound development of gas businesses, to ensure public safety and to prevent pollution by regulating the construction, maintenance and operation of gas facilities as well as the manufacturing and sale of gas equipment. As a gas business operator, JX Holdings is subject to various regulations, such as requirements to keep business records, to report supply plans regarding gases to METI and to maintain appropriate gas facilities.

•	Electricity Business Act: a law designed to protect the interests of electricity users, to achieve the sound development of electricity businesses and to ensure public safety and prevent pollution by regulating the construction, maintenance and operation of electric facilities. Regulations are also provided to prepare safety regulations for the construction, maintenance and operation of electric facilities at refineries and other plants, to appoint chief engineers who supervise the safety of the construction, maintenance and operation of such electric facilities and to set qualifications for chief electricity engineers. Under the law, as a power producer and a retail electricity supplier, JX Holdings is subject to such various regulations as well as the power of METI, including the power to issue improvement orders.

•	Act on the Evaluation of Chemical Substances and Regulation of Their Manufacture, etc.: a law designed to regulate the manufacturing, importing and use, etc., of chemical substances to prevent environmental pollution. As a manufacturer and importer of certain specified chemical substances under the law, JX Holdings is subject to a range of powers of METI, including the power to issue improvement orders and business suspension orders, to rescind permissions, to require the submission of reports and information and to conduct on-site inspections.

•	Act Concerning the Maintenance of Quality of Gasoline, etc.: under this act, businesses that import, produce and distribute gasoline and other petroleum products are responsible for maintaining a prescribed product quality—from the import, production and processing of the petroleum products to its distribution.

•	Fire Service Act: the production, storage, transportation and handling of dangerous material, including crude oil and oil products, requires permission from an administrative agency. Oil refineries and service stations in Japan must fulfill strict safety requirements, such as meeting technical standards for facilities and maintaining a safety system in order to obtain such permission. Moreover, they are also required to establish a private fire prevention organization in preparation for any disaster.

•	High Pressure Gas Safety Act: the production and storage of high pressure gas, including LPG, comes under a permit system administered by prefectural governors. Every oil refinery in Japan is subject to this act. In order to obtain a permit to produce and store high pressure gas, oil refineries must fulfill strict safety requirements, such as meeting technical standards for facilities and storage and maintaining a safety system, and undergo inspections. However, there is an accreditation system in place that allows those oil refineries that excel at maintaining safety systems to perform their own safety and completion inspections. All of JX Holdings’ oil refineries have received this accreditation.

•	Act on the Prevention of Disaster in Petroleum Industrial Complexes and Other Petroleum Facilities: this act designates petroleum industrial complexes as “special disaster prevention zones,” and requires those businesses to implement special countermeasures to prevent the outbreak of disasters and to mitigate disasters that have already occurred in those zones. Businesses within the zones must establish special disaster prevention facilities and a private disaster prevention organization. They are also subject to layout regulations for the positioning of facilities within the zones and to secure roads and passageways for firefighting vehicles and evacuation.

•	Industrial Safety and Health Act: in order to install boilers (including class one pressure vessels), oil refineries must notify a labor standards officer and obtain an inspection certificate. This inspection certificate must be renewed through performance inspections conducted by the administrative agency. However, there is an accreditation system in place that allows oil refineries that excel at maintaining safety systems to continuously operate. All of JX Holdings’ oil refineries have received this accreditation.

•	Construction Business Act: under this act, any person or company that intends to operate a construction business is required to obtain authorization to conduct a construction business from the Minister of the Ministry of Land, Infrastructure, Transport and Tourism, or MLIT, or the governor of the municipal government of the relevant prefecture. This act imposes various obligations on construction operators, such as the obligation to not subcontract their work in entirety, regardless of the method of subcontracting. It also regulates the timing of payment to subcontractors, among other things.

•	Act on the Securing of Safety and the Optimization of Transaction of Liquefied Petroleum Gas: a law designed to prevent disasters caused by LPG and to optimize LPG transactions, by regulating the distribution of LPG to consumers as well as the manufacture and distribution of LPG appliances. JX Holdings has subsidiaries that are registered as distributors of LPG, and thus is subject to various regulations, such as a requirement to maintain appropriate LPG storage facilities and a duty to inspect LPG supply equipment.

•	Mining Act: a law designed to provide a basic structure for mining mineral resources (including non-metallic minerals such as oil or combustible natural gas). One must establish mining rights in order to conduct mining of specific mineral resources in Japan. Various obligations are imposed upon the holders of mining rights, such as a requirement to formulate operational plans and conduct mining in accordance with such operational plans. Since JX Holdings has subsidiaries that are holders of multiple mining rights, JX Holdings is subject to these obligations.

•	Mining Safety Act: a law designed to provide for the protection of mine workers and reasonable development of mineral resources. The main function of this act is to require holders of mining rights

(rights which are established under the Mining Act) to implement certain measures to protect the health and the working environment of mine workers. Since JX Holdings has subsidiaries that are holders of multiple mining rights, JX Holdings is subject to the provisions of this act.

•	Marine Transportation Act: this act regulates operators of marine shipping business. Under this act, any person who operates an irregular route business and does not carry passengers needs to give notification to the Minister of MLIT and also owes a general obligation to use its continuous efforts to improve the safety of transportation.

In addition to the laws and regulations above, there is a wide range of permissions and registrations necessary for JX Holdings to conduct its business, such as registration with the Ministry of Health, Labour and Welfare and the relevant local governments as a manufacturer, importer and distributor of poisonous and deleterious substances under the Poisonous and Deleterious Substances Control Law, and permission from the Minister of MLIT to install an air navigation facility as specified by cabinet order under the Civil Aeronautics Act of Japan.

Overseas, JX Holdings is subject to a number of laws and regulations in the jurisdictions in which it carries out its businesses or with which it has any business or other connections or activities. Such laws and regulations include, but are not limited to, those relating to oil and gas exploration and production, labor, public safety, tax and fiscal matters. In addition, business operations of JX Holdings are subject to a variety of environmental protection laws and regulations. See “—Environmental Matters” for further detailed information.

Environmental Matters

JX Holdings’ petroleum refining, copper smelting and other operations produce substantial amounts of wastewater, gas and solid waste materials. In connection with such operations, JX Holdings is subject to extensive environmental protection laws and regulations in Japan and other jurisdictions relating to the storage, discharge and disposal of such waste. Additionally, JX Holdings is subject to a wide variety of laws and regulations as well as industry standards relating to energy and resource conservation, recycling, global warming, pollution prevention and environmental health and safety. Consistent with JX Holdings’ commitment to global environmental issues, it has established systems and procedures to prevent and reduce pollution. JX Holdings has, however, incurred costs in the past in connection with environmental cleanup in Japan and in the United States and there can be no assurance that additional cleanup costs will not be incurred in the future.

Significant environment-related regulations to which JX Holdings’ business activities are subject include:

•	Law Prohibiting Air Pollution: under this law, JX Holdings must limit its emission of harmful gases in accordance with standards set by the Ministry of Environment. JX Holdings is required to indemnify aggrieved parties against damages and losses caused by its emission of harmful gases irrespective of its fault.

•	Soil Contamination Countermeasures Act: under this act, owners of land with gas stations or similar facilities must survey their soil to determine the presence of hazardous substances such as lead, arsenic and benzene, and take steps to remove any such contamination, as required.

•	Law Prohibiting Water Pollution: under this law, JX Holdings is required to limit its discharge of wastewater in accordance with standards set forth by the Ministry of Environment. JX Holdings is required to indemnify aggrieved parties against damages and losses caused by its discharge of wastewater irrespective of its fault.

•	Law Regarding Emissions Management and Improvement of Designated Petrochemicals Law: under this law, JX Holdings, as an operator dealing with chemical materials designated by the law, must notify the government of its emission and shipment amounts of those designated chemical materials every year.

•	Law Regarding Cleanup and Disposal of Waste Materials: under this law, any person or company doing business is required to dispose of industrial wastes by itself or delegate an authorized waste disposer to dispose of the waste in accordance with the relevant government standards.

•	Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA: a law granting the U.S. federal government broad authority to respond directly to releases or threatened releases of hazardous substances that may endanger public health or the environment. CERCLA, commonly known as Superfund, establishes prohibitions and requirements concerning closed and abandoned hazardous waste sites and provides for liability of persons responsible for releases of hazardous waste at these sites. CERCLA also establishes a trust fund to provide for cleanup when no responsible party can be identified.

•	Law Regarding Prevention of Marine Pollution and Maritime Disaster: a law designed to prohibit the emission of oils, harmful liquids and wastes from vessels into the ocean and requires the operators of vessels to take measures to prevent maritime disasters and if a maritime disaster occurs, to minimize marine pollution as a result of such disaster. Under this law, owners or captains of crude oil tankers are subject to various special regulations, such as mandatory inspection by the MLIT of the guidelines on prevention of emission of volatile materials. These guidelines are required to be prepared and maintained by the owner on each such vessel and the mandatory inspection is conducted every five years.

JX Holdings, like other Japanese companies in the industry, contributes to the IOPC Funds, which is part of an international regime of liability and compensation for oil pollution damage caused by oil spills from tankers. The IOPC Funds are funded through levies on certain types of oil carried by sea. The levies are paid by the entities receiving the oil after sea transport and normally not by States. Under the regime, the owner of a tanker is liable to pay compensation up to a certain limit for oil pollution damage following an oil spill from a tanker. If that amount does not cover all the admissible claims, further compensation is available from the IOPC Funds. JX Holdings believes that as single-hull tankers are increasingly replaced with double-hull tankers, the incidence of oil spills, and thus its contribution to the IOPC Funds, will decrease.

While there are currently no material outstanding environmental claims against JX Holdings in Japan, in the past it has incurred significant environmental cleanup costs related to closed domestic mines and other operations. JX Holdings has also made contributions to the Center for Eco-Mining, a fund established by Japanese mining industry participants to cover any future cleanup costs stemming from waste emissions of closed mines in Japan with investment returns generated from the fund. For the fiscal year ended March 31, 2016, JX Holdings contributed approximately ¥38 million to the Center for Eco-Mining. JX Holdings may make additional contributions to this fund if investment returns generated from the fund are insufficient to cover future cleanup costs. JX Holdings otherwise has no commitments with respect to environmental compliance in Japan that would individually or in the aggregate have a material adverse effect on JX Holdings or its consolidated operations.

In relation to environmental problems that arose in the past in its business activities, Gould Electronics Inc., a U.S. based subsidiary, has received notices from the U.S. Environmental Protection Agency, or EPA, and various state environmental protection agencies that it has been identified as a “potentially responsible party,” or PRP, under CERCLA or similar state laws and has been designated to share in the cost of cleanup with respect to certain federal Superfund sites and certain state cleanup sites. Liability under CERCLA and many analogous state laws is strict, meaning that liability may attach regardless of lack or degree of fault. Liability to the EPA generally is joint and several, meaning that a PRP may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site, unless the PRP can demonstrate that harms attributable to its contribution are divisible from those of the other PRPs. However, liability in such matters is typically shared by all of the financially viable PRPs through negotiated agreements. At some cleanup sites, Gould Electronics has not been designated a PRP by the EPA, but one or more PRPs have asserted a private claim for contribution against Gould Electronics. Liability for such contribution claims generally is limited to a PRP’s equitable “fair share” of the costs to address the site. With respect to certain sites, negotiations are ongoing with the EPA, certain state agencies and other PRPs and with respect to other sites, negotiations have concluded and cleanup has commenced or concluded. Negotiations may involve determinations of the actual responsibility of Gould Electronics and the other PRPs at the site, appropriate investigatory and/or remedial actions and allocation of the costs of such activities among the PRPs. The amount of Gould Electronics’ ultimate liability in connection with any specific site may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability and the remediation methods and technology to be used. Some such potential liabilities are currently reasonably estimable, but others are not yet reasonably estimable.

Employees

As of March 31, 2016, JX Holdings had 26,339 employees, approximately 18,000 of whom were members of labor unions. As of that date, 23,593 employees were located in Japan and 2,746 employees were located overseas. JX Holdings considers its labor relations to be good.

In addition to full-time employees, JX Holdings employs a number of temporary and part-time employees. In the fiscal year ended March 31, 2016, JX Holdings employed an average of 11,521 temporary and part-time employees.

Legal Proceedings

There are no pending material legal proceedings to which JX Holdings is a party or of which any of its property is the subject.

BUSINESS OF TONENGENERAL

OVERVIEW

TonenGeneral Sekiyu K.K., or TonenGeneral, is an integrated petroleum company engaged in the refining of crude oil and the manufacturing and sale of petroleum and petrochemical products. The common stock of TonenGeneral is listed on the First Section of the Tokyo Stock Exchange.

TonenGeneral was established in July 2000 upon a merger of Tonen Corporation, or Tonen, a refining and petrochemicals company established in 1939, with and into General Sekiyu K.K., or GSK, a refining and marketing company established in 1947. Each of Tonen and GSK had an affiliation with Exxon Mobil Corporation, or ExxonMobil, and its predecessor entities dating back over 50 years. In 1999, Exxon Corporation, or Exxon, and Mobil Corporation, or Mobil, merged to form ExxonMobil, and at that time, Exxon and Mobil each owned 25% of Tonen and Exxon owned 50.1% of GSK. Following the Tonen-GSK merger, which was part of a reorganization of affiliated companies of ExxonMobil in Japan, ExxonMobil became a 50.02% owner and controlling shareholder of TonenGeneral.

In June 2012, TonenGeneral acquired a 99.0% interest in ExxonMobil Yugen Kaisha, which was renamed as EMG Marketing Godo Kaisha, or EMG Marketing, a wholly-owned sales and marketing subsidiary of ExxonMobil. The purpose of the acquisition was for TonenGeneral to gain greater independence in decision-making from ExxonMobil, from whom it had sourced all of its crude oil until that time, in order to more effectively compete in the Japanese petroleum market.

In connection with the acquisition of EMG Marketing, TonenGeneral entered into several agreements with ExxonMobil, revising its long-standing relationship with the company. Under a license agreement, TonenGeneral obtained a license from ExxonMobil to use the Esso, Mobil and Express trademarks. The parties also entered into an alliance relating to the blending and distribution of lubricant products and agreed to cooperate in areas of petroleum refining and petrochemical manufacturing technologies.

Following TonenGeneral’s EMG Marketing acquisition, ExxonMobil remained a non-controlling shareholder of TonenGeneral until February 2016, when it sold all of its remaining shares.

STRATEGY

TonenGeneral’s strategy is to maximize integration of manufacturing and sale, to strengthen its core businesses of petroleum and petrochemical operations and to pursue growth opportunities, as described further below.

Maximizing synergy

TonenGeneral identified over 70 initiatives to maximize synergy in connection with its acquisition of EMG Marketing. Based on the initiatives identified, TonenGeneral will continue to seek to lower costs by reducing overhead, streamlining organization and processes and further integrating the petroleum refining and petrochemical manufacturing operations. It will also continue to seek to increase profit by maximizing optimization throughout its business, ranging from the acquisition of raw materials to sales to channels in both the domestic and overseas markets. To this end, for example, it will aim to enhance flexibility in sources of supply of crude oil and other feedstocks.

Strengthening of core businesses

In the manufacturing and supplying of products, TonenGeneral will continue to seek efficient, safe and reliable operations by increasing production capacity of high-value products through further integration of refining and petrochemical operations, enhancing operational efficiency through improvement in energy consumption and expanding collaboration with neighboring refineries to utilize their facilities.

In retail sales of fuel, TonenGeneral will seek to leverage its Express-brand self-service stations by improving value for customers through, for example, the offering of more efficient and convenient services, and seek to utilize the brand value of Mobil 1, which is already a leading brand of synthetic engine oil. It will also seek to strengthen its alliances with strategic partners through the opening of more service stations with Seven-Eleven convenience stores and the collaboration on further promotions with Doutor Coffee, a national coffee chain in Japan.

Pursuing growth opportunities

TonenGeneral will seek growth opportunities by exploring further alliances and collaborations, including with other petroleum companies in order to enhance the domestic supply chain. TonenGeneral will also pursue opportunities to expand into new business areas based on its core strengths, such as the electric power business, and explore overseas opportunities, particularly in the Asia Pacific region where petroleum demand is expected to grow.

BUSINESS SEGMENTS

TonenGeneral divides its businesses into two operating segments: the oil segment, in which it primarily refines crude oil and sells petroleum products, and the chemical segment, in which it manufactures and sells petrochemical products.

TonenGeneral’s corporate group consisted of 9 subsidiaries and 18 affiliate companies as of December 31, 2015.

Oil

The oil segment is TonenGeneral’s primary business, constituting approximately 89.4% and 87.8% of its revenue for the fiscal year ended December 31, 2015 and for the six months ended June 30, 2016, respectively. TonenGeneral engages in four businesses in this segment: supply and transportation, refining, sales and others.

Supply and Transportation

TonenGeneral engages in the importing of crude oil that is mostly used at its refineries to manufacture petroleum products as well as in the export of petroleum products, supplying more than 10% of Australia’s petroleum product imports.

The crude oil that TonenGeneral purchases are sourced mostly from the Middle East, although it also obtains crude oil from Russia, West Africa, South America and Southeast Asia. TonenGeneral internally manages its trading operations, including crude oil procurement, vessel chartering and product import and export, by leveraging knowledge about the international crude oil and petroleum product market gathered from its offshore offices in Singapore, Abu Dhabi, Doha and Houston.

Refining

The crude oil that TonenGeneral imports are refined at its four refineries located throughout Japan: the Kawasaki Refinery in Kanagawa prefecture, the Sakai Refinery in Osaka prefecture, the Wakayama Refinery in Wakayama prefecture and the Chiba Refinery in Chiba prefecture.

TonenGeneral’s Kawasaki Refinery is one of the largest refineries in Japan and has one of the country’s largest fluid catalytic crackers and the country’s only residue cracking/desulfurization unit (H-Oil). At the Kawasaki Refinery, TonenGeneral primarily produces fuel to meet demand in the large Tokyo metropolitan area market and chemical feedstock to supply the petrochemical plant situated on the same site. The large and full-scale integration of the refinery with the petrochemical plant allows for an efficient production of petroleum and petrochemical products.

At the Sakai Refinery, TonenGeneral primarily produces fuel and aromatics. A large-scale truck shipping facility at the site allows for an efficient distribution of fuel products to a nearby large metropolitan area surrounding the city of Osaka.

At the Wakayama Refinery, TonenGeneral primarily produces fuel, lube basestocks and aromatics. There is also a lube oil blending plant on the same site that blends the base oil produced at the Wakayama Refinery with additives to produce lubricants. Products manufactured at the Wakayama Refinery are shipped by coastal and large tankers to domestic and overseas markets.

At the Chiba Refinery, TonenGeneral primarily produces fuel products. Utilizing its advantageous location in Tokyo Bay, TonenGeneral is able to supply products from the Chiba Refinery to an area with large demand. Chiba Refinery also has good access to shipping facilities to facilitate export of products to overseas markets.

Sales

TonenGeneral engages in the retail sales of various petroleum products under the Esso, Mobil and General brands. Retail sales of gasoline, diesel, and other fuel are conducted primarily through the approximately 3,500 service stations throughout Japan, of which TonenGeneral owned approximately 800 as of June 30, 2016 and of which dealers owned approximately 2,700. TonenGeneral has placed a particular emphasis on its more than 1,100 innovatively-designed Express self-service stations through which it seeks to offer quick, easy service through a range of unique initiatives. For example, 120 of the Express Self-Service Stations are sites with a Seven-Eleven convenience store, thereby offering customers an additional convenience. TonenGeneral also has Express self-service stations with Doutor Coffee Shops that offer original seasonal products, as well as Mobil 1 Centers, where professional service station staff provides oil change services using a variety of oils, including the Mobil 1.

TonenGeneral also engages in the sale of industrial and wholesale refined petroleum products, such as diesel oil to public transport operators and logistics companies, kerosene and fuel oil A for heating and utility companies and fuel oil C for plants and large marine vessels. TonenGeneral additionally sells marine fuel through supply bases in Tokyo and Osaka bays and jet fuel to airlines and public authorities.

TonenGeneral also supplies synthetic motor oil under the Mobil 1 brand and a variety of other lubricants for automotive, industrial, aviation and marine applications.

Others

The other business in the oil segment includes the sale of electric power. All of TonenGeneral’s refineries have in-house electric power generation systems and TonenGeneral has been selling surplus power to a power grid in Kawasaki since the early 1990s. TonenGeneral began selling electrical power to retail customers in Japan in April 2016 in conjunction with the deregulation of the Japanese retail electric power industry.

Chemical

The chemical segment constituted approximately 10.6% and 12.2% of TonenGeneral’s revenue for the fiscal year ended December 31, 2015 and for the six months ended June 30, 2016, respectively.

In the chemical segment, TonenGeneral manufactures and sells a variety of petrochemicals, including basic chemicals such as olefins and aromatics, methyl ethyl ketone, butadiene, various fluids under the T-SOL brand, hydrocarbon resins under the T-REZ brand and polyethylene resin used in power cable insulation.

TonenGeneral leverages synergies created by the integrated operations of its crude oil refineries and petrochemical plants in the manufacturing of its petrochemicals. The Kawasaki Plant, located at the Kawasaki Refinery, is TonenGeneral’s main petrochemical production site. Petrochemical products manufactured there include ethylene, propylene, butadiene, methyl ethyl ketone and hydrocarbon resin. The NUC Kawasaki plant, which is also located at the same site, manufactures polyethylene resin from ethylene supplied from the petrochemical plant. The petrochemical plants situated at the Sakai Refinery and the Wakayama Refinery manufacture petrochemical products such as paraxylene and benzene.

RESEARCH AND DEVELOPMENT

TonenGeneral engages in various research and development activities relating to maintaining and improving fuel product quality, developing engine oils and drive system lubricants that contribute to lower fuel consumption, and developing core technology and new products and applications in specialty chemicals. TonenGeneral’s research and development costs were ¥1 billion for the fiscal year ended December 31, 2015.

Material Plans for Capital Expenditures

From the fiscal year ending December 31, 2016 through the fiscal year ending December 31, 2018, TonenGeneral plans to invest approximately ¥25 billion in capital expenditures in oil and chemical segments, excluding strategic investments such as potential investment for power projects. In the fiscal year ending December 31, 2016, TonenGeneral plans to invest approximately ¥40 billion in capital expenditures.

The following table describes TonenGeneral’s current material plans to construct, expand or improve its facilities:

			Investment Amount (Planned)
Segment	Intended Facility Use	Total	Amount of Expenditure Already Paid	Method of Financing	Actual or Estimated Start Date	Estimated Completion Date
		(Millions of yen)
Chemical	Manufacturing facility	1,535	14	Own fund	May 2015	April 2017

COMPETITION

JX Holdings and TonenGeneral face intense competition in the energy industry. Competitive factors in the refined petroleum market include product quality, price, market share, brand recognition, technological advances and expertise, the number and location of service stations and quality of service. Major competitors are Cosmo Oil Co., Ltd., Showa Shell Sekiyu K.K. and Idemitsu Kosan Co. Ltd. Showa Shell Sekiyu K.K. and Idemitsu Kosan Co. Ltd. have announced intentions to merge.

In recent years, demand for refined petroleum products in the Japanese domestic market has generally declined, reflecting a shift in consumer demand towards products that utilize other energy sources such as gas and electricity. In particular, demand for gasoline is declining as the use of smaller, more fuel-efficient and hybrid vehicles becomes increasingly popular. Demand is declining for fuel due to the progress of fuel conversion. Commercial use of refined petroleum products is also decreasing, due to a general shift by businesses to other energy sources such as natural gas. JX Holdings and TonenGeneral believe that these trends have resulted in excess refining capacity within Japan, which further heightens competition in the energy industry.

The market for refined petroleum products also faces competition from oil refineries in Korea and other countries, as JX Holdings and TonenGeneral compete against the products that they export to the Japanese market as well as to the international market.

The market for petrochemical products faces significant pricing pressure from energy companies especially in China, Korea and the rest of Asia, especially chemical plants in Korea and Singapore, and government-owned oil companies in emerging countries, due to an expansion and operation of new plants in China, Korea and emerging countries. Price is the main competitive factor in the petrochemicals market. Competition among market participants at present is intense, and the trend toward increasing manufacturing capacities for petrochemicals may further enhance such competition.

In the oil and gas exploration and production industry, there is intense competition for customers, production licenses, operatorships, capital and experienced human resources. In recent years, the oil and gas exploration and production industry has experienced consolidation. Key factors affecting competition in the oil and gas industry are oil and gas prices and demand, the cost of exploration and production, global production levels, substitute fuels and governmental and environmental regulations. The ability to remain competitive will require, among other things, continued focus on reducing unit costs and improving efficiency, maintaining long-term growth in reserves and production through continued technological innovation to improve recovery rates of oil and gas and an ability to capture opportunities in areas where competitors may also be actively pursuing exploration and development opportunities.

Competition is bringing increasing challenges in gaining access to new attractive investment opportunities in the oil and gas exploration and production industry. This is due to the changing conditions, an increase in the amount of capital chasing, limited exploration and production opportunities and a more cost sensitive environment. Resource nationalism and the focus on energy independence, climate change and local employment, have also fuelled a strong increase in interest in alternatives to conventional upstream oil and gas, such as shale gas and electricity produced by wind power.

In the metals industry, the long-term supply of copper concentrates in the market is expected to become more constricted as a result of such factors as gradual global decrease in availability of high quality copper ore and increasing demand from smelters in China, India and other emerging economics.

JX Holdings’ copper smelting business competes in East Asian markets, primarily with Chinese smelters and Japanese custom smelters such as Mitsubishi Materials Corporation and Sumitomo Metal Mining Co., Ltd. JX Holdings also competes with integrated copper producers, such as those in South America, which make significant exports to East Asia. Electronic materials business also competes with other producers, including

Mitsui Mining & Smelting Co., Ltd., Mitsubishi Materials Corp., Fukuda Metal Foil & Powder Co., Ltd., and Honeywell International, Inc. Competitive factors in these markets include manufacturing capacity, ability to rapidly develop new products that meet customer needs, including quality and technical innovation, and cost efficiency in manufacturing processes.

INFORMATION RELATING TO THE OIL AND COPPER INDUSTRIES

Crude Oil and Gasoline

The cost of crude oil is the most significant factor affecting cost of sales in JX Holdings’ business and TonenGeneral’s business, particularly their refined petroleum products businesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of JX Holdings—Factors Affecting JX Holdings’ Financial Results—Cost and Expenses” and Management’s Discussion and Analysis of Financial Condition and Results of Operations of TonenGeneral—Cost and Expenses. The cost of crude oil also indirectly affects the cost of sales in the petrochemical business as JX Holdings and TonenGeneral each produce from crude oil a substantial portion of naphtha used in producing their petrochemicals. JX Holdings and TonenGeneral each purchase crude oil from suppliers, mainly in the Middle East. A substantial majority of the crude oil procured is purchased through contracts, which typically have terms of one year subject to automatic renewal, at prices set by a formula based on spot market prices for Dubai crude oil. Therefore, the Dubai crude oil price is the most important benchmark for the crude oil purchased by JX Holdings and TonenGeneral in each of their refined petroleum products businesses. The remainder of crude oil procured is purchased on the spot market.

Crude oil prices also affect the oil and gas exploration and production business of JX Holdings. JX Holdings sells its crude oil and gas at prices based mainly on the Brent crude oil price benchmark.

The price of crude oil has fluctuated historically and has been extremely volatile. During the fiscal year ended March 31, 2016, Dubai crude oil prices trended lower, falling from approximately $54 per barrel on April 1, 2015 to approximately $35 per barrel on March 31, 2016. During the fiscal year ended March 31, 2015, Dubai crude oil also declined, falling from approximately $104 per barrel on April 1, 2014 to approximately $53 per barrel on March 31, 2015. The average price for Dubai crude oil was $46 per barrel for the fiscal year ended March 31, 2016, compared to $84 per barrel for the fiscal year ended March 31, 2015.

The following graph sets forth, for the past five fiscal years, the daily closing market price of Brent and Dubai crude oil:

The following table sets forth, for the periods indicated, the average price per kiloliter of crude oil imported into Japan, and industry averages for the retail price per liter of gasoline in Japan. The figures shown are statistical averages and do not necessarily reflect prices for crude oil paid by JX Holdings and TonenGeneral, the sales prices of gasoline sales by JX Holdings and TonenGeneral to independent owners in their service station networks or retail gasoline prices charged by JX Holdings and TonenGeneral during the periods indicated.

	Average retail price of regular gasoline in Japan per liter(1)	Average price of crude oil per kiloliter(2)
	(Japanese yen)
Fiscal Year Ended/Ending March 31,
2015:
April 2014	¥164.3	¥70,517
May 2014	165.5	70,123
June 2014	167.1	70,568
July 2014	169.8	71,416
August 2014	169.0	71,035
September 2014	167.1	70,029
October 2014	164.3	68,591
November 2014	159.3	63,585
December 2014	153.5	58,787
January 2015	140.9	47,516
February 2015	135.3	36,824
March 2015	140.0	41,318
2016:
April 2015	139.3	42,400
May 2015	141.6	44,622
June 2015	144.2	49,575
July 2015	144.0	49,354
August 2015	138.4	46,075
September 2015	135.1	38,980
October 2015	133.9	36,165
November 2015	131.2	36,214
December 2015	125.8	33,581
January 2016	117.9	27,779
February 2016	113.1	22,479
March 2016	112.6	22,781
2017:
April 2016	116.1	25,880
May 2016	118.7	27,830
June 2016	123.5	30,862
July 2016	123.0	30,939
August 2016	121.9	29,492
September 2016	122.9
October 2016

(1)	Source for gasoline prices: The Oil Information Center. Prices shown include gasoline tax.
(2)	Source for crude oil prices: Trade Statistics of Japan.

JX Holdings and TonenGeneral expect domestic demand for refined petroleum products to continue to decline in the fiscal year ending March 31, 2017, reflecting a shift in consumer demand towards products that utilize other energy sources. Demand for petrochemicals are expected to increase due to increased demand in export markets. Crude oil prices gradually increased from April 2016 through July 2016, and JX Holdings and TonenGeneral expect the average price per barrel of crude oil to be at a similar level for the fiscal year ending March 31, 2017 as for the fiscal year ended March 31, 2016.

Copper

Copper prices affect Metals segment of JX Holdings. The prices of copper concentrates that it sells in its copper resources development business tend to follow the copper prices on the London Metals Exchange, or the LME, the world’s leading market for copper. Copper prices on the LME are also used widely as the reference price in the copper smelting & refining business. JX Holdings sells its refined copper products generally at prices equal to the prevailing average LME price for the month of delivery, plus sales premiums established through negotiations with customers. Domestic sales prices are translated from U.S. dollars into Japanese yen, generally using the average exchange rate for the month of delivery.

Copper demand and prices tend to follow economic cycles, and copper prices have historically fluctuated significantly. Copper prices declined during the fiscal years ended March 31, 2015 and March 31, 2016. The price of copper on the LME fell from $6,665 per ton on April 1, 2014 to $6,065 per ton on March 31, 2015. Although prices recovered slightly thereafter through May 2015, prices fell sharply thereafter, falling to $4,881 per ton on March 31, 2016. The average copper price for the fiscal year ended March 31, 2016 was $5,217 per ton, compared with $6,568 per ton during the previous year.

The following table sets forth for the periods indicated the average daily LME price per pound of copper.

Average LME Price per Ton(1) (U.S. dollars)
Fiscal Year Ended March 31,
2012	$8,485
2013	$7,856
2014	$7,108
2015	$6,568
2016:
April 2015	$6,042
May 2015	$6,295
June 2015	$5,833
July 2015	$5,457
August 2015	$5,127
September 2015	$5,217
October 2015	$5,216
November 2015	$4,800
December 2015	$4,639
January 2016	$4,472
February 2016	$4,599
March 2016	$4,954
Full year	$5,217
2017:
April 2016	$4,873
May 2016	$4,695
June 2016	$4,642
July 2016	$4,865
August 2016	$4,752
September 2016	$4,722
October 2016

(1)	Source: London Metal Exchange.

JX Holdings believes that because refined copper is a critical component of the world’s infrastructure, demand for refined copper ultimately reflects rates of growth in key markets, particularly in the manufacturing, construction and, increasingly, information technology industries. Growth is expected in these end markets, primarily in East Asia, to be the primary drivers of demand for its refined copper products. In the short term, JX Holdings believes demand for refined copper will decrease as a result of a slowdown in the Chinese economy. In the medium and long term, JX Holdings expects demand from China, India and other countries in East Asia with large populations to increase in conjunction with their economic growth. The increase in the demand for refined copper products is also expected to drive demand for copper concentrates in the medium to long term, although in the short term sales prices of copper concentrates are expected to decline significantly due to lower market prices of copper. Copper prices gradually decreased from April 2016 to July 2016, and JX Holdings expects the average price of copper to be at a similar level for the fiscal year ending March 31, 2017 as for the fiscal year ended March 31, 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF JX HOLDINGS

You should read the following discussion and analysis of JX Holdings’ financial condition and results of operations together with its consolidated financial statements included elsewhere in this prospectus. The discussion as of and for the years ended March 31, 2016 and 2015 is based on JX Holdings’ audited annual consolidated financial statements, which have been prepared in accordance with IFRS.

Overview

JX Holdings is an integrated energy, resources and metals company. It divides its businesses into three reportable segments and other business activities:

•	Energy. Energy segment, operated primarily through JX NIPPON OIL & ENERGY CORPORATION, mostly engages in two lines of businesses: the refined petroleum products business (which includes oil refining and processing, as well as the manufacturing and sale of refined petroleum products) and the petrochemicals business (which involves the manufacturing and sale of petrochemicals). Energy segment generates the largest portion of JX Holdings’ revenue, constituting approximately 80% of its revenue for the fiscal year ended March 31, 2016.

•	Oil and Natural Gas E&P. Oil and Natural Gas E&P segment, operated primarily through JX Nippon Oil & Gas Exploration Corporation, engages in the exploration, development, production and sale of oil and gas. Such activities focus on four principal geographic areas, namely Southeast Asia, Oceania, the U.K. North Sea and the United States. JX Nippon Oil & Gas Exploration also engages in the processing of oil sand in Canada. Oil and Natural Gas E&P segment generates the third largest portion of JX Holdings’ revenue.

•	Metals. Metals segment, operated primarily through JX NIPPON MINING & METALS CORPORATION, primarily engages in the development of resources (particularly copper), the smelting and refining of copper and other nonferrous metals, the manufacturing and sale of IT-related and other electronic materials, the recycling of nonferrous metals and environmental services involving the detoxification of industrial waste materials, and the manufacturing and sale of titanium products. Metals segment generates the second largest portion of JX Holdings’ revenue.

•	Other business activities. Other business activities, operated through subsidiaries that engage in such activities as construction, manufacturing and sale of electric wire and cables, land transport, sale and leasing of real estate owned by JX Holdings and administrative and accounting services provided to group companies.

In the fiscal years ended March 31, 2016 and 2015, JX Holdings had revenue of ¥7,531 billion and ¥9,563 billion, respectively, and loss for the year of ¥310 billion and ¥306 billion, respectively.

Operating Environment

The global economy deteriorated during the past two years. While the United States economy experienced growth due to improved employment and increased personal consumption, the Chinese economy weakened due to a slowdown in industrial production, business investments by enterprises and government infrastructure investments. The Japanese economy recovered only moderately due to a slowdown in personal consumption and business investment growth.

Oil prices declined sharply during the fiscal year ended March 31, 2015 due to excess supply caused by an increased shale oil production in the United States and the decision by OPEC not to cut supply. Oil prices continued to fall during the fiscal year ended March 31, 2016 as excess supply continued. The monthly market prices for Dubai crude oil hit a high of $108 per barrel in June 2014 during the fiscal year ended March 31, 2015, followed by a sharp decline before ending at $55 per barrel on March 31, 2015. Although prices recovered slightly thereafter and was $62 per barrel on June 30, 2015, crude oil prices fell significantly as major oil producing countries maintained a high level of crude oil production which caused an oversupply. Oil prices were down to $23 per barrel in January 2016 and settled at $35 per barrel on March 31, 2016. For the fiscal years ended March 31, 2015 and 2016, the average price for Dubai crude oil was $84 per barrel and $45 per barrel, respectively. For more information on crude oil prices, see “Information Relating to the Oil and Copper Industries.”

Copper prices also declined during the fiscal years ended March 31, 2015 and 2016. The price of copper on the LME, the world’s leading market for copper, aluminum, nickel and other nonferrous metals, hovered at an average of approximately $6,900 per ton in the fiscal year ended March 31, 2015. The price of copper on the LME continued to fall in the fiscal year ended March 31, 2016, reaching a low of $4,328 per ton in January 2016 due to lingering concerns over the Chinese economy and the impact of the stronger U.S. dollar on other major currencies. Although the price of copper recovered slightly since then, it remained at $4,881 per ton as of March 31, 2016. The average copper price for the fiscal year ended March 31, 2016 was $5,217 per ton, compared with $6,568 per ton during the fiscal year ended March 31, 2015. For more information on copper prices, see “Information Relating to the Oil and Copper Industries.”

In the foreign currency exchange market, the Japanese yen weakened significantly against the U.S. dollar during the fiscal year ended March 31, 2015, from ¥103.52 per dollar in the beginning of the fiscal year to ¥119.96 per dollar on March 31, 2015. The Japanese yen continued to weaken against the U.S. dollar in the fiscal year ended March 31, 2016, reaching a high of ¥125.58 per dollar in June 2015, although it began to strengthen towards the end of the fiscal year, ended at ¥112.42 per dollar on March 31, 2016. The average exchange rate of Japanese yen against the U.S. dollar was ¥120.04 per dollar for the fiscal year ended March 31, 2016 compared with ¥109.75 per dollar for the fiscal year ended March 31, 2015.

These factors, especially the sharp decline in commodity prices, created a difficult operating environment for JX Holdings in its segments. In Energy segment, the sharp decline in crude oil prices caused JX Holdings to record a significant amount of losses due to crude oil inventory valuation factors in both fiscal years ended March 31, 2015 and 2016. The declining crude oil prices also put downward pressure on margins for its refined petroleum products, although the weakening yen had a favorable impact on the petrochemicals business. In Oil and Natural Gas E&P segment, the sharp decline in the prices of crude oil and gas had a significant adverse impact on revenue and caused JX Holdings to record ¥228 billion as impairment losses, which was only partially offset by a weakening yen. In like manner, in Metals segment, the sharp fall in copper prices caused JX Holdings to record ¥82 billion as impairment losses mainly relating to the Caserones mine. Revenue decreased for the same reason and were only partially offset by increases in sales of electronic materials products and titanium products and a weaker Japanese yen.

Outlook

In Energy segment, JX Holdings expects domestic demand for refined petroleum products to decrease, reflecting a shift in consumer trends whereby Japanese consumers have been increasing their purchases of hybrid and compact cars and other fuel-efficient products, and less frequently using kerosene space heaters and other items once commonly found in Japanese households that used refined petroleum products such as fuel. JX Holdings expects that in the medium to long term, margins of refined petroleum products will generally remain at current levels although it expects margins to recover slightly as a result of anticipated improvements in the domestic market for refined petroleum products owing to planned reductions in refining capacity that will exceed forecast declines in domestic demand, as well as improvements in overseas markets, mainly India, China and other parts of Asia, for refined petroleum products due to expected increases in demand. Demand for petrochemicals are expected to increase due to increased demand in export markets.

In Oil and Natural Gas E&P segment, JX Holdings expects revenue and earnings to decrease in the short term as sales prices decline significantly due to lower market prices for crude oil and gas even as volume increases slightly as a result of lower prices. In the medium to long term, JX Holdings expects market prices for crude oil and gas to recover, thereby resulting in improvement in earnings.

In Metals segment, because refined copper is a critical component of the world’s infrastructure, demand for refined copper in the copper smelting & refining business ultimately reflects rates of growth in key markets, particularly in the manufacturing, construction and, increasingly, information technology industries. JX Holdings expects growth in these end markets, primarily in East Asia, to be the primary drivers of demand for its refined copper products. Demand for refined copper has in recent years been increasing due primarily to growth in China and other emerging economies. In the short term, JX Holdings believes demand will decrease as a result of a slowdown in the Chinese economy. In the medium and long term, JX Holdings expects demand from China, India and other countries in East Asia with large populations to increase in conjunction with their economic growth. In the copper resource development business, JX Holdings believes that the increase in the demand for refined copper products will also drive demand for copper concentrates in the medium to long term, although sales prices of copper concentrates are expected to decline significantly in the short term due to lower market prices for copper. JX Holdings further believes the general outlook for demand for its electronic materials is positive owing to expected continued growth globally for smartphones, flat-panel televisions and data servers.

Factors Affecting JX Holdings’ Financial Results

JX Holdings’ financial results are driven primarily by the financial results of Energy segment, Oil and Natural Gas E&P segment and Metals segment. The following is a description of key factors that affect the results of operations of JX Holdings’ segments.

Energy Segment

Revenue

JX Holdings’ Energy segment derives revenue primarily from two products: refined petroleum products and petrochemical products.

JX Holdings’ primary refined petroleum products are gasoline, naphtha, jet fuel, kerosene, gas oil, heavy oil, LPG and lubricant oil. Revenue from the refined petroleum products business are determined by sales prices and sales volume for each refined petroleum product, and by sales mix, in response to changes in demand and supply balances.

JX Holdings’ primary petrochemical products include aromatic products such as paraxylene, cyclohexane and BTX products, normal paraffin, propylene, and ethylene. Revenue from the petrochemicals business are determined by sales prices and sales volume for each petrochemical, and by sales mix, in response to changes in demand and supply balances.

Sales Prices. The Japanese market for refined petroleum products is extremely price competitive. Sales prices of refined petroleum products sold by JX Holdings under contracts with independent owners of service stations in its network are generally determined by a pricing system that is keyed off of weekly wholesale market prices of refined petroleum products and are based on a formula that sets sales prices in advance. Market prices of these products in turn are driven by the prices of crude oil and inventory levels, as well as changes in supply and demand, inter-dealer markets and overseas market conditions. This pricing system helps management to make timely decisions to adjust production levels and manage excess inventory. Sales prices of other refined petroleum products such as jet fuel and fuel oil C are determined by negotiations with industrial customers, and are influenced by overall market conditions such as market supply and demand. In addition, taxes, such as gasoline taxes, which are costs imposed during the process prior to sales and which are subsequently included in the sales price, are included in revenue. The amounts of gasoline taxes which were included in revenue were ¥1,231 billion and ¥1,229 billion for the fiscal year ended March 31, 2016 and 2015, respectively.

The market for petrochemicals is also extremely price competitive. JX Holdings’ pricing depends on the product and, for some petrochemicals, depends on whether such products are sold to domestic or overseas customers. For example, sales prices of products such as paraxylene and benzene are based on monthly contract prices that are generally linked to spot market prices of such products and are determined by negotiations with industrial customers.

Sales Volume. Sales volume for JX Holdings’ refined petroleum products generally reflects changes in domestic demand, which is affected by sales prices, seasonality, weather conditions and economic conditions at a given time. The business environment in Japan has become increasingly challenging in the past several years reflecting, among other things, a shift in consumer demand towards products that utilize other energy sources such as gas and electricity.

Sales volume for JX Holdings’ petrochemicals generally reflects changes in domestic and global demand, which is affected by sales prices and economic conditions at a given time. While the Japanese market has historically accounted for the largest portion of JX Holdings’ revenue in the petrochemicals business, in recent years JX Holdings has been increasing sales of petrochemicals to China and other Asian countries. Consequently, demand for JX Holdings’ petrochemicals is affected by economic conditions in Japan and elsewhere in Asia.

Costs and Expenses

Cost of Crude Oil. The cost of crude oil is the most significant factor affecting cost of sales in JX Holdings’ Energy segment. In particular, the cost of crude oil constitutes a substantial portion of cost of sales in JX Holdings’ refined petroleum products business. The cost of crude oil also indirectly affects the cost of sales in JX Holdings’ petrochemical business, as it produces a substantial portion of naphtha used in producing its petrochemicals.

JX Holdings procures most of its crude oil from the Middle East at prices set by a formula that is generally linked to spot market prices for Dubai crude oil, pursuant to contracts which typically have terms of one year subject to automatic renewal. As such, Dubai crude oil price is the most important benchmark for crude oil that JX Holdings purchases in Energy segment.

JX Holdings determines its inventory value and cost of sales based on the average cost method. Under the average cost method, cost of sales is affected by the average price of crude oil, which is determined based on the inventory value at the beginning of the fiscal year and the purchases of crude oil throughout the fiscal year. Inventory value at the beginning of the fiscal year includes a government-regulated stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of crude oil and refined petroleum products, on a combined basis, that JX Holdings sold in Japan in the past 12 months. As a result, JX Holdings’ average cost of sales per barrel during the fiscal year may be substantially higher or lower than the average cost of crude oil per barrel purchased during the fiscal year. In periods in which the market prices of crude oil increase, the cost of sales generally increases, but more gradually because of the relatively lower inventory value at the beginning of the period. This will usually have a favorable impact on JX Holdings’ operating profit (loss). Conversely, in periods in which the market prices of crude oil decrease, JX Holdings’ cost of sales decreases more gradually, resulting in an unfavorable impact on its operating profit (loss).

Cost of sales can also be affected by the lower of cost and market inventory valuation adjustment of crude oil at each quarter end. JX Holdings’ inventory value of crude oil is affected both by the international benchmark of spot market prices for crude oil and by fluctuations in the exchange rate between the Japanese yen and the U.S. dollar because the spot market prices are denominated in U.S. dollars; even during periods of stable spot market prices, a stronger Japanese yen generally has an unfavorable impact on JX Holdings’ inventory value while a weaker Japanese yen generally has a favorable impact.

These effects of both the average cost method and the market inventory valuation adjustment described in the above two paragraphs are collectively referred to as “inventory valuation factors.”

Refining Costs. Refining costs include fuel costs and, to a lesser extent, maintenance costs, employee costs, and other operational expenses. Fuel costs fluctuate depending on the prices of crude oil and production volumes. Depreciation varies by the levels of capital expenditures made, including refinery upgrades and improvements to use raw materials more effectively.

Margins

The profitability of JX Holdings’ refined petroleum products and petrochemicals is largely dependent upon its ability to preserve margins. Margins for refined petroleum products are largely driven by changes in commodity prices and are a function of the difference between what JX Holdings pays for raw materials, mainly crude oil, and the sales prices for its refined petroleum products such as gasoline, naphtha, jet fuel, kerosene, gas oil, heavy oil, LPG and lubricant oil. Prices for crude oil and refined petroleum products are determined by the global marketplace and are influenced by various factors, such as global and regional supply and demand balances, inventory levels, refinery capacity, import and export balances, seasonal demand, weather conditions and geopolitical climate. Margins for petrochemicals are affected by regional supply and demand balances and the cost of producing naphtha. JX Holdings produces a substantial portion of naphtha it uses in producing its petrochemicals, and the cost of producing naphtha is driven by the cost of crude oil. Demand for petrochemicals has historically experienced significant fluctuations, and margins for petrochemicals have been volatile.

In order to preserve its margins, JX Holdings strives to raise its sales prices when cost of crude oil is increasing and to maintain current sales prices when cost of crude oil is decreasing. However, due to price competition, economic conditions and other factors, it is not always possible for JX Holdings to raise or maintain refined petroleum and petrochemical prices in response to fluctuations in the cost of crude oil. If export margins are more favorable than the margins in the Japanese markets, JX Holdings may change the sales mix and increase exports.

Moreover, there is a time lag between the time JX Holdings purchases crude oil and the time it sells refined petroleum products processed from it primarily due to the 70-day period imposed by the stockpiling requirement. During this period, JX Holdings holds crude oil and refined petroleum products as inventory, which adversely affects JX Holdings’ ability to preserve margins during periods of sudden or sharp decreases in the price of crude oil and other raw materials because sales prices of refined petroleum products reflect most recent prices of crude oil. Thus, JX Holdings may experience declining margins in Energy segment when crude oil prices are suddenly or sharply decreasing. Conversely, in periods in which JX Holdings’ cost of sales for crude oil are suddenly or sharply increasing, the lag generally has positive effects on JX Holdings’ margins.

A significant portion of JX Holdings’ petrochemicals are exported to China and other Asian countries. The export margins for petrochemicals are affected by fluctuations in the exchange rate between the Japanese yen and the U.S. dollar, which is the main currency for petrochemical exports. In general, a stronger Japanese yen has an unfavorable impact on JX Holdings’ export margins while a weaker Japanese yen results in a favorable impact. The Japanese yen depreciated against the U.S. dollar during the fiscal years ended March 31, 2015 and 2016. As a result, the exchange rate fluctuations generally had a favorable impact on export margins for petrochemicals during both fiscal years.

Oil and Natural Gas E&P Segment

Revenue

JX Holdings’ revenue in Oil and Natural Gas E&P segment are primarily determined by sales prices and sales volume for oil and gas produced in Southeast Asia, Oceania, the U.K. North Sea and the United States.

Sales Prices. JX Holdings sells crude oil in the regions in which they are produced. Although the sales prices of crude oil are determined on a project-by-project basis which are being based on Brent. Sales prices of natural gas are linked to the regional market prices in which they are sold, such as Japan Crude Cocktail for East Asia. For the fiscal years ended March 31, 2016 and 2015, the average spot market prices of crude oil and natural gas declined sharply compared to the each prior fiscal year, which led to significant decreases in sales prices and significantly affected the revenue of Oil and Natural Gas E&P segment. For historical spot market prices of crude oil, see “Information Relating to the Oil and Copper Industries.” In addition, because crude oil and natural gas prices are denominated in U.S. dollars, a weaker Japanese yen results in higher revenue in yen terms while a stronger Japanese yen results in lower revenue.

Sales Volume. JX Holdings’ oil and gas production in the long term depends primarily on the level of proved developed and proved undeveloped reserves in the projects in which JX Holdings participates and the percentage of its participating interest. JX Holdings’ results of operations in the short term are affected by the rate at which the consortiums in which it participates produce oil and/or gas and the technological and management expertise of the consortiums as well as production equipment failures, which may result in delayed production and decreased output.

Costs and Expenses

Operating expenses of JX Holdings’ Oil and Natural Gas E&P segment are affected by the number of projects which it operates, and the level of its participation and the costs of operating each project. The costs of operating each project include costs of repair and maintenance, salaries and wages. Operating expenses also include depreciation of exploration and development costs capitalized under the successful efforts method.

Metals Segment

Revenue

JX Holdings’ revenue in Metals segment are mostly derived from sales of copper concentrates in the Caserones mine in the copper resource development business, sales of refined copper in the copper smelting & refining business and sales of electronic materials in the electronic materials business. Revenue of each product are, in turn, determined by sales prices and sales volume.

Copper Concentrate Prices and Volume. Copper concentrate prices tend to follow the copper prices on the LME, the world’s leading market for copper. Copper prices tend to follow economic cycles and have historically fluctuated significantly. For each of the fiscal year ended March 31, 2016 and 2015, the market price of copper declined sharply compared to the prior fiscal year, which led to significant decrease in sales prices of copper concentrates, significantly affecting revenue in the copper resource development business. For more information on copper prices, see “Information Relating to the Oil and Copper Industries.”

Copper concentrate volume is affected by the rate at which the Caserones mine produces copper concentrates and the technological and management expertise at the Caserones mine. It is also affected by production equipment failures, which have resulted in delayed production and decreased output. Although there was a delay in accomplishing full-scale production due to the time required, among other things, to develop the deposit for sand tailings generated in the copper concentrate production process, the full-scale production system was organized, and we are focusing on stabilizing the full-scale operation.

Refined Copper Prices and Volume. Copper prices on the LME, which are quoted in U.S. dollars are used widely as the reference price in related industries, including JX Holdings’ copper smelting & refining business. JX Holdings sells its refined copper products generally at prices equal to the prevailing average LME price for the month of delivery, plus sales premiums established through negotiations with customers. Such negotiations consider various factors, including demand for refined copper, import tariffs and other importation costs. Domestic sales prices are established by referencing the above LME price in U.S. dollars converted into Japanese yen, generally using the average exchange rate for the month of delivery.

JX Holdings’ subsidiary PPC coordinates all sales of refined copper. The substantial majority of the refined copper produced by JX Holdings is sold under annual contracts to clients who have long-term relationships with JX Holdings, mainly companies in the copper wire and rolled copper products industries. The demand for refined copper is principally affected by conditions in the various markets in which copper electrical wire and wrought copper products are used. The majority of the worldwide supply of refined copper is used to make copper electrical wire, which is widely used in the construction, electrical applications, communications and transportation industries, and to make wrought copper, which is widely used in industrial machinery, automobiles, and home and other electrical applications.

Electronic Materials Prices and Volume. Electronic materials prices are determined largely by the ability of the product to uniquely meet the changing needs of customers. Differentiation of the electronic materials through value addition tends to increase their prices, whereas commoditization tends to decrease their prices.

JX Holdings’ primary customers for its electronic materials business are manufacturers of parts and components such as semiconductors, flat panel displays and other electronic parts that are incorporated into mobile phones, computers and other types of electric and electronic appliances and products. The markets for these products are, to varying degrees, cyclical and have historically experienced periodic downturns. These economic and industry downturns have been characterized by diminished product demand, excess manufacturing capacity and, in some cases, lower average selling prices.

Costs and Expenses

Operating expenses in the copper resource development business primarily consist of expenses relating to the operations of the Caserones mine, such as costs of repair and maintenance, salaries and wages, as well as copper ore dressing costs. Operating expenses also include depreciation of development costs capitalized under the successful efforts method. As a result of delays in developing the deposit for sand trailings segregated in the copper concentrate production process which has delayed production, these expenses have been significant during the fiscal years ended March 31, 2016 and 2015.

The principal components of costs and expenses in the copper smelting & refining business and the electronic materials business are manufacturing costs such as employee compensation, depreciation and maintenance costs, which are generally fixed in amount, and energy costs, which generally vary with levels of production. In addition, the need for technological innovations affect the research and development costs in the electronic materials business because JX Holdings must develop production techniques that meet the changing demands of corporate customers for high product quality and improvements to product value.

Margins

JX Holdings, like most other Japanese custom smelters, obtains its supply of copper concentrate under long-term supply contracts with copper concentrate producers, under which price terms are negotiated annually, usually at the end of each calendar year. Under these contracts, JX Holdings pays each supplier a price per refined pound that represents a discount from the LME price calculated in dollars on a monthly average basis. The amount of this discount agreed between JX Holdings and the supplier consists of two components: a dollar amount of treatment charges or TC per dry metric ton of copper concentrate, and a dollar amount of refining charges or RC per refined pound. The total of these two components, commonly expressed as TC/RC per refined pound, significantly affects gross margins of JX Holdings’ copper smelting & refining business. JX Holdings’ ability to achieve favorable TC/RC in these negotiations principally depends upon supply and demand in the market for copper concentrate. Oversupply in the copper concentrate market tends to result in higher TC/RC, while supply shortages typically result in lower TC/RC. In recent years, the supply of copper concentrate has been stable due to the lower market price and supply from the Caserones mine.

Margins in JX Holdings’ electronic materials business depend not only upon market supply and demand levels but also upon JX Holdings’ ability to implement technological enhancements in its products that successfully differentiate them from competing products by meeting the changing needs of customers for products of higher quality, with higher value added, at lower costs.

Exchange Rate Fluctuations

In the copper resource development business, because copper concentrate prices are denominated in U.S. dollars, a weaker Japanese yen generally results in higher revenue while a stronger Japanese yen generally results in lower revenue.

In the copper smelting & refining business, because the sales prices for JX Holdings’ refined metals products are established principally by reference to U.S. dollar prices quoted on the LME and amounts paid for copper concentrate are denominated in U.S. dollars, the effect of changes in exchange rates on JX Holdings’ revenue in this business are generally offset by the effect of such changes on JX Holdings’ cost of sales. On a net basis, a weaker Japanese yen increases earnings while a stronger Japanese yen decreases earnings since JX Holdings’ TC/RC and sales premiums are established by reference to U.S. dollar amounts, while most of its operating costs other than amounts paid for copper concentrate are denominated in Japanese yen.

In the electronic materials business, because the sales price for JX Holdings’ electronic materials exported to China and other Asian countries are denominated primarily in U.S. dollars and the cost of the raw materials for their production is also denominated in U.S. dollars, the effect of changes in exchange rates on JX Holdings’ revenue in this business are generally offset by the effect of such changes on JX Holdings’ cost of sales. On a net basis, a weaker Japanese yen increases earnings while a stronger Japanese yen decreases earnings since JX Holdings’ export margins are determined in U.S. dollars, while most of its operating costs other than amounts paid for raw materials are denominated in Japanese yen.

The Japanese yen weakened against the U.S. dollar from the fiscal year ended March 31, 2015 to fiscal year ended March 31, 2016. As a result, the exchange rate fluctuations generally had a favorable impact on the revenue of copper concentrates, earnings in the copper smelting & refining business and earnings in the electronic materials business, thereby having a favorable impact on the overall results of operations of Metals segment in the fiscal years ended March 31, 2016 and 2015.

Share of Profit of Investments Accounted for Using the Equity Method

The earnings of JX Holdings’ associates, Minera Los Pelambres, Minera Collahuasi and Minera Escondida, each a Chilean copper mining company in which JX Holdings has a 15.0%, 3.6% and 3.0% equity interest, respectively, have a significant impact on JX Holdings’ share of profit of investments accounted for, directly and indirectly, using the equity method, and their performances affect the results of operations of JX Holdings’ Metals segment. The LME copper price is the principal determinant of earnings regarding these entities.

Selling, General and Administrative Expenses

The primary variable components of selling, general and administrative expenses are freight expenses and employee expenses. Freight expenses are mainly incurred in connection with the transportation of JX Holdings’ refined petroleum products, petrochemicals and refined copper products, and vary depending on sales volume and the regions in which those products are sold. In connection with the domestic distribution of gasoline and certain other refined petroleum products, JX Holdings enters into barter transactions with other oil refiners in various geographic areas of Japan, which reduces JX Holdings’ freight expenses. For a discussion of barter transactions of petroleum products, see “Business of JX Holdings—JX Holdings’ Business—Sales and Distribution.” Employee costs generally do not vary with sales volume, and JX Holdings does not expect any significant fluctuations of such expenses, although certain circumstances could increase such expenses.

Interest Expenses

In recent periods, interest expenses have been a significant component of other expenses for JX Holdings. During the fiscal year ended March 31, 2016, JX Holdings’ interest expenses totaled ¥25 billion, compared with ¥26 billion during the fiscal year ended March 31, 2015. Approximately 65.5% and 38.8% of JX Holdings’ long-term debt had fixed rates of interest and the remainder had variable interest rates as of March 31, 2016 and 2015, respectively.

Impairment or Disposal of Non-Financial Assets

JX Holdings recognized impairment loss of non-financial assets in the amount of ¥319 billion and ¥214 billion for the fiscal years ended March 31, 2016 and 2015, respectively. See “—Critical Accounting Policies and Estimates—Impairment of Non-Financial Assets.” These impairment losses were principally related to Oil and Natural Gas E&P segment and the resource development business in Metals segment as a result of significant declines in prices of crude oil, natural gas and copper and revisions to production plans on main projects, including potential exits of projects.

JX Holdings recognizes impairment losses to reduce the carrying amount of its assets individually or as part of a group of assets, which form a cash generating unit, or CGU, to their respective recoverable amounts. Recoverable amount is the higher of fair value less costs of disposal and value in use, the present value of cash flows expected to be derived from the assets or the asset group.

JX Holdings recognized gain on disposals of property, plant and equipment in the amount of ¥8 billion and ¥57 billion for the fiscal years ended March 31, 2016 and 2015, respectively. These gains were principally related to the disposal of land, buildings and machinery in Energy segment and Metals segment, and oil and gas assets in Oil and Natural Gas E&P segment.

Critical Accounting Policies and Estimates

The audited consolidated financial statements are prepared in accordance with IFRS. In connection with the preparation of the financial statements, management is required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. Management bases the assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time JX Holdings prepares its consolidated financial statements. Management reviews the accounting policies, assumptions, estimates and judgments to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from management’s assumptions and estimates.

JX Holdings’ significant accounting policies are discussed in Note 3 to JX Holdings’ audited annual consolidated financial statements included elsewhere in this prospectus. Management believes that the following accounting estimates are the most critical in fully understanding and evaluating the reported financial results, and they require management’s most difficult, subjective and complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Oil and Gas Reserves

Estimations of oil and gas reserves are inherently imprecise as they are based on factors related to reservoir performance that require engineering interpretation of available data, commodity price and other economic factors. The accuracy and reliability of reserves estimates depends on both the quality and quantity of the technical and economic data, production performance of the reservoirs, and engineering judgment. Consequently, reserves estimates are subject to revision at any point in time if additional data becomes available during the production life of a reservoir. When a commercial reservoir is discovered, reserves are initially determined based on limited data from the first well or few wells. Subsequent data may better define the extent of the reservoir and additional production performance. Well tests and engineering studies will likely improve the reliability of the reserves estimate. Advancement of technology may also result in the application of improved recovery techniques which are able to increase the potential recoverability of reserves.

Although JX Holdings is reasonably certain that reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory approvals and changes in long-term oil and gas price levels.

JX Holdings prepares reserves estimates in accordance with both the SEC regulations and Petroleum Resources Management System 2007. Changes in reserves estimates affect different aspects of JX Holdings’ financial statements, depending on the standard according to which such reserves estimates are prepared, as described below.

Any changes to the reserves estimates in accordance with the SEC regulations may result in changes to the oil and gas reserves described in “Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)” in JX Holdings’ consolidated financial statements and elsewhere in this prospectus. These proved oil and gas reserves are estimated in accordance with the SEC regulations on the basis of the unweighted arithmetic average of the first-of-the-month price for each month during the last 12-month period.

Any changes to the reserves estimates in accordance with Petroleum Resources Management System 2007 may result in changes in inputs for the unit-of-production method. The unit-of-production method is the basis for the depreciation of oil and gas assets, and is also used in the estimation of future net cash flows as part of the impairment of oil and gas assets. Under JX Holdings’ accounting policy, proved and probable developed reserves estimated in accordance with Petroleum Resources Management System 2007 are used for the calculation of unit-of-production, which is defined as the actual volumes produced divided by total proved and probable developed reserves, i.e., the reserves that are recoverable through existing wells with existing equipment and operating methods, applied to the oil and gas assets costs.

Oil and Gas Assets

Oil and gas assets are accounted for using the successful efforts method. Under successful efforts method of accounting, cost incurred in finding, acquiring and developing reserves are capitalized on a field-by-field basis. Capitalized assets are allocated to commercially viable reserves. The expenditure is charged to expense if no commercially viable reserves were discovered.

JX Holdings capitalizes the exploration and development costs including acquisition costs of concessions, excavation and construction costs for exploration and evaluation wells, development wells and related production and for the construction of production facilities, costs incurred during the period of construction and the present value of estimated future costs of asset retirement obligations. The capitalized costs are depreciated using a unit-of-production basis at field level over proved and probable developed reserves. Proved and probable developed reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating method. Probable reserves are those additional reserves that are less likely to be recovered than proved reserves but more certain to be recovered than possible reserves.

Oil and gas prices have been volatile which affects the estimation of proved and probable developed reserves. Changes to reserves estimates in accordance with Petroleum Resources Management System 2007 affect prospectively the amounts of depreciation charges and, consequently, the carrying amounts of oil and gas assets. These reserves estimates are used to assess the future cash flows from JX Holdings’ oil and gas operation, which serve as an indicator in determining whether impairment in carrying amount of the assets is required. The expected future cash flows of oil and gas assets are estimated using management’s best estimate of future oil and gas prices and production and reserves volumes or, where appropriate, net expected consideration on disposal.

Impairment of Non-Financial Assets

JX Holdings assesses whether there is any indication that an asset may be impaired. If any such indication exists, or in cases where an annual impairment test is required for intangible assets with indefinite useful lives, the recoverable amount of the asset is estimated. In case where the recoverable amount cannot be estimated, it is estimated at the level of the CGU to which the asset belongs. Judgment is required when determining the appropriate grouping of assets into a CGU for impairment testing purposes. Separate CGUs are generally individual items such as service station, field or plant.

If the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment loss is recognized for the excess and the carrying amount is reduced to the recoverable amount. Assets other than goodwill are assessed to determine whether there is any indication that an impairment loss recognized in prior periods may have decreased or may no longer exist. If any such indication exists, the recoverable amount of the asset or the CGU is estimated.

The recoverable amount is determined as the higher of an asset’s fair value less costs of disposal, and its value in use. In determining the fair value less cost of disposal, an appropriate valuation model supported by available fair value indicators and transactions is used. The estimated future cash flows used for the assessment of value in use are discounted to the present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Estimated future cash flow used for the assessment of value in use are based mainly on management’s internal projections. In these projections, management makes estimates of uncertain matters, such as future commodity prices, production and development costs, field decline rates, current fiscal regimes and outlook for global or regional market supply-and-demand conditions for oil, gas and copper products.

Management considers the following as critical estimates that could negatively affect estimating expected cash flows which could in turn lead to new or additional impairment:

•	significant decrease of commodity price in the market;

•	significant decrease in projected production and reserve volumes;

•	project costs significantly in excess of the amount originally expected.

Factors considered vary for each asset because of the difference in the nature of the assets and in operating circumstances. Due to the significant subjectivity of the assumptions and estimates used for assessment of value in use, this could result in significant impairment events in the future. For oil and gas assets and mining assets, the expected future cash flows are estimated using management’s best estimate of future oil, gas and copper prices, production schedules and plans, and reserves volumes. In the medium to long term, management expects market prices for oil, gas and copper to recover. However, a significant decrease of oil, gas and copper price would be the main trigger event for impairment of related assets.

The overall deterioration of the global economic environment and the increasing pricing competition had led to adverse changes in JX Holdings’ expected cash flow. As a result, JX Holdings reviewed its assets for impairment and recognized impairment losses of ¥319 billion and ¥214 billion for the fiscal years ended March 31, 2016 and 2015, respectively. The impairment losses, including losses related to JX Holdings’ restructuring plan for the fiscal year ended March 31, 2016 were primarily derived from Oil and Natural Gas E&P segment of ¥228 billion and from Metals segment of ¥82 billion. Impairment loss from Oil and Natural Gas E&P segment was mainly relating to the several fields in the U.K. North Sea and impairment loss from Metals segment was mainly relating to the Caserones Copper Mine. These impairment losses were recognized as a result of significant decline in prices of crude oil, natural gas and copper and revisions to the production plans on main projects, including potential exits of projects. JX Holdings’ impairment evaluations are based on assumptions that management considers reasonable.

Assumptions for oil, gas and copper prices for future were estimated using management’s best estimate. However, oil and gas prices and copper prices are volatile. JX Holdings performs the sensitivity analysis about impairment loss of the U.K. North Sea and the Caserones Copper Mine.

Assumption for future crude oil price for the U.K. North Sea is determined based on term. Short-term (up to approximately 3 years) crude oil prices were estimated using observable future prices, medium-term (up to approximately 8 to 10 years) prices were based on an analysis of the forward curve and long-term (thereafter) prices were based on prior trends and management’s forecast. The sensitivity analysis of the U.K. North Sea was performed based on a $10 per barrel up or down in long-term crude oil price while holding all other assumptions constant. A change in a $10 per barrel in long-term crude oil price would have impacted approximately ¥13 billion on impairment loss for the year ended March 31, 2016.

Assumption for future copper price for the Caserones Copper Mine is determined based on term. Short-term (up to approximately 3 years) copper prices were based on observable market prices and estimates, and long-term (thereafter) prices were based on prior trends and management’s forecast. The sensitivity analysis of the Caserones Copper Mine was performed based on a $100 per ton up or down in long-term copper price while holding all other assumptions constant. A change in a $100 per ton in long-term copper price would have impacted approximately ¥12 billion on impairment loss for the year ended March 31, 2016.

Employee Benefits

JX Holdings has both defined benefit plans and defined contribution pension plans. JX Holdings’ domestic subsidiaries have defined benefit plans which include defined benefit corporate pension plan, employees’ pension fund scheme, and severance indemnity plan, as well as defined contribution plans which include the defined contribution corporate pension plan. Defined benefit plans are usually based on the point system. Employees may be paid special additional benefits on retirement. Certain foreign subsidiaries also have defined benefit plans and defined contribution plans.

Liabilities for retirement benefits recognized in the consolidated statement of financial position in respect of defined benefit plans is the present value of retirement benefit obligations less the fair value of plan assets at the end of reporting period. The present value of retirement benefit obligations is evaluated with reference to certain assumptions including discount rates, inflation rates, expected rates of salary increases, retirement rates and mortality rates. For components of defined benefit cost, service costs and the net interest on the net defined benefit liability are recognized in profit or loss. Measurements, which include actuarial gains and losses arising from differences between estimates and actual experience, and changes in actuarial assumptions, are recognized in other comprehensive income in the period in which they arise. Such measurements are not reclassified to profit or loss but are reclassified to retained earnings immediately. Assumptions are evaluated at least annually, or at the time when events occur or circumstances change and these events or changes could have a significant effect on these critical assumptions. While management believes that the assumptions used are appropriate, differences in actual results or changes in assumptions may affect JX Holdings’ future defined benefit costs and liabilities for retirement benefits.

The components of plan assets included both domestic and foreign equity investments and bonds.

Discount rates, one of the key assumptions in the determination of defined benefit costs and liabilities for retirement benefits, used as of March 31, 2016 and 2015 were 0.2% and 0.5%, respectively. The discount rate used is equivalent to the market yields of high quality corporate bonds that have maturity terms approximating those of the future pension obligations. While holding all other assumptions constant, an increase of 0.5% in the discount rate would result in a decrease of ¥15 billion in the present value of retirement benefit obligations as of both March 31, 2016 and 2015. A decrease of 0.5% in the discount rate would result in an increase of ¥14 billion and ¥17 billion in the present value of retirement benefit obligations as of March 31, 2016 and 2015, respectively.

Income Taxes

The computation of JX Holdings’ income taxes involves the interpretation of applicable tax laws and regulations in various jurisdictions in which JX Holdings operates. Significant judgment is required in determining the provision for income taxes in such jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain and it is difficult to predict the ultimate outcome.

JX Holdings recognizes liabilities for uncertain tax positions based on estimates of whether additional obligations will be due. Where the final outcome of these matters varies from the recorded amounts, such differences may have a material impact on the consolidated financial statements. The quality of these estimates is based on management’s ability to maintain compliance with changing tax regulations and, in the case of deferred tax assets, management’s ability to project future earnings that may ultimately apply loss carryforward positions against future income taxes.

Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those assets are likely to be realized, judgment as to whether or not there will be sufficient taxable profits, including reversal of taxable temporary differences, or tax planning opportunities, available in connection with the asset’s realization and the amount is calculated by reasonably estimating the timing and amount of future taxable income which is authorized by JX Holdings’ management, against deductible temporary differences, unused tax credits and unused tax losses carryforward. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized. Entities in the JX Holdings that have suffered a loss in either the current or preceding period, recognize deferred tax assets based on the recoverability considering the probability of the generation of future taxable income and the expiration dates of the related net operating loss carryforwards. Deferred tax assets recognized were ¥199 billion and ¥94 billion as of March 31, 2016 and 2015, respectively, based primarily on forecasted earnings in the near term.

Fair Value Measurements and Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). JX Holdings categorizes assets and liabilities measured at fair value into one of three levels depending on the ability to observe inputs in connection with their measurement. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs that are observable, either directly or indirectly, other than quoted prices included within level 1 for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or JX Holdings’ assumptions about pricing by market participants.

When determining the fair value measurement, JX Holdings considers the particular asset or liability to be measured, the market in which an orderly transaction would take place for the asset or liability, the appropriate valuation techniques to use when measuring fair value, and for a non-financial asset, the highest and best use of the asset and whether the asset is used in combination with other assets or on a stand-alone basis.

Where disclosures are required to be provided for an asset or liability, JX Holdings determines the nature, characteristics and risks of the asset or liability, and the level of the fair value hierarchy within which the fair value measurement is categorized.

JX Holdings measures financial assets that do not have quoted prices in active markets at fair value, which are categorized into financial assets at fair value through other comprehensive income, using appropriate valuation approaches such as discounted cash flow method or comparable companies approach. For using these approaches, certain assumptions are made for future cash flows calculation. These assumptions are based on the best estimates and judgments made by management; however, it is possible that these assumptions may be affected by changes in uncertain future economic conditions. Where adjustment is required, such adjustment may have a material impact on the consolidated financial statements.

Standards and Interpretations that have been issued but not yet adopted

See Note 5 to JX Holdings’ audited annual consolidated financial statements included elsewhere in this prospectus for a discussion of standards and interpretations that have been issued but not yet adopted by JX Holdings.

Results of Operations

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Revenue

Revenue for the fiscal year ended March 31, 2016 was ¥7,531 billion, a decrease of ¥2,032 billion or 21.2% from the previous fiscal year. This was primarily due to a decrease in revenue from Energy segment of ¥1,907 billion. This decrease in revenue was primarily due to decline in sales prices of refined petroleum products. Average sales prices of refined petroleum products for the year ended March 31, 2016 decreased by approximately 34% compared to previous fiscal year. Conversely, sales volume of refined petroleum products for the year ended March 31, 2016 slightly increased by 1.8%. To a lesser extent, the decrease in revenue was also attributable to decreased sales prices in Oil and Natural Gas E&P segment and Metals segment, as crude oil prices declined and copper prices declined as a result of a slowdown in the Chinese economy and the strong U.S. dollar.

Cost of Sales

The cost of sales for the fiscal year ended March 31, 2016 was ¥6,963 billion, a decrease of ¥2,152 billion or 23.6% from the previous fiscal year, mainly due to the sharp decline in crude oil and copper prices.

In the fiscal year ended March 31, 2016, the beginning balance of inventory, which mainly consisted of the government regulated stockpile of crude oil, reflected Dubai crude oil prices at $53.39 per barrel. Crude oil prices generally decreased throughout the year and ended at nearly $34.90 per barrel at the end of the fiscal year. The inventory recorded at the time of relatively higher crude oil prices resulted in a higher average cost of inventory and had an unfavorable impact on JX Holdings’ cost of sales. However, this impact was less than the impact from inventory valuation factors in the fiscal year ended March 31, 2015, during which period crude oil prices decreased even more sharply than they did in the fiscal year ended March 31, 2016. In this operating environment, JX Holdings recognized reversal of inventory write-down of ¥9 billion for the year ended March 31, 2016, while it recognized the inventory write-down of ¥34 billion for the year ended March 31, 2015.

Gross Profit

Gross profit for the fiscal year ended March 31, 2016 was ¥568 billion, an increase of ¥120 billion or 26.9% from the previous fiscal year, because the decrease of cost of sale was more than the decrease of revenue as described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended March 31, 2016 were ¥626 billion, an increase of ¥2 billion or 0.4% from the previous fiscal year, due to the larger operation scale in the Caserones Copper Mine project. During the fiscal year ended March 31, 2016, selling, general and administrative expenses accounted for 8.3%, of revenue, compared to 6.5% for the previous fiscal year.

Share of Profit of Investments Accounted for Using the Equity Method

Share of profit of investments accounted for using the equity method for the fiscal year ended March 31, 2016 was ¥14 billion, a decrease of ¥23 billion, or 62.2%, from the previous fiscal year, due to the impact of the decline in crude oil and copper prices on the earnings from the investments in the upstream business.

Operating Loss

Operating loss for the fiscal year ended March 31, 2016 was ¥351 billion, an increase of ¥86 billion or 32.4% from the previous fiscal year, while gross profit increased by ¥120 billion compared to the previous fiscal year. This was due to increase of impairment losses of ¥105 billion, decrease of disposal gain of property, plant and equipment of ¥49 billion, decrease of dividend income of ¥22 billion and decrease of share of profit of investments accounted for using the equity method of ¥23 billion. Of the impairment losses of ¥319 billion for the year ended March 31, 2016, ¥228 billion was from Oil and Natural Gas E&P segment, mainly relating to the several fields in the U.K. North Sea, and ¥82 billion was from Metals segment, mainly relating to the Caserones Copper Mine as a result of significant decline in prices of crude oil, natural gas and copper and revisions to the production plans on main projects, including potential exits of projects.

Loss before Taxes

Loss before taxes for the fiscal year ended March 31, 2016 was ¥358 billion, an increase of ¥55 billion or 18.3% from the previous fiscal year. This was due to the operation results above and foreign currency exchange impact. The foreign currency exchange gain of ¥8 billion for the year ended March 31, 2016, while the foreign currency exchange loss of ¥16 billion for the year ended March 31, 2015.

Income Tax (Benefit)/Expense

Income tax benefit for the fiscal year ended March 31, 2016 was ¥48 billion, though income tax expense for the fiscal year ended March 31, 2015 was ¥3 billion. This was due to changes in unrecognized deferred tax assets. The effective statutory tax rates for the fiscal years ended March 31, 2016 and 2015 were 33.1% and 35.6%, respectively. The change in the effective statutory tax rate was due to reform of the Income Tax Act.

Loss for the year

As a result of the above, loss for the year for the fiscal year ended March 31, 2016 was ¥310 billion, an increase of ¥4 billion or 1.4% from the previous fiscal year.

Segment Information

According to IFRS for Segment Reporting, operating segments are components of an entity which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The business of JX Holdings is divided into three reportable segments (Energy; Oil and Natural Gas E&P; and Metals) and other business activities. JX Holdings evaluates the performance of its operating segments based on the measure of ordinary income, which is determined in accordance with Japanese GAAP. Ordinary income is a widely used measure in Japan for evaluating the core profitability of a company’s operations, and forms the basis of the internal reporting which is used by senior management to make resource allocation decisions. Ordinary income is defined as a segment’s net income before extraordinary and unusual gains and losses (as such terms are defined under Japanese GAAP and extraordinary items primarily include impairment losses), taxes and non-controlling interests. Ordinary income is calculated by subtracting segment operating expenses from segment revenue (before the elimination of inter-segment transactions); and adding or deducting non-operating income and expenses. A reconciliation to IFRS of the information in the tables below for the fiscal years ended March 31, 2016 and 2015 is presented in Note 6 to JX Holdings’ audited consolidated financial statements included elsewhere in this prospectus.

The following table summarizes revenue and segment profit (loss) for the fiscal years ended March 31, 2016 and 2015 by reportable segments and other business activities. This information is derived from JX Holdings’ management reports. For more information, see Note 6 to JX Holdings’ audited annual consolidated financial statements included elsewhere in this prospectus.

Fiscal Year Ended March 31, 2016	Energy	Oil and Natural Gas E&P	Metals	Other business activities	Eliminations	Total After Eliminations	Reconciliations	Consolidated Total
(Millions of yen)
Revenue from external customers	¥7,115,825	¥175,755	¥1,044,914	¥401,324	—	¥8,737,818	¥(1,206,923)	¥7,530,895
Segment profit/loss	(97,064)	28,161	13,264	44,856	2,175	(8,608)	—	—

Fiscal Year Ended March 31, 2015	Energy	Oil and Natural Gas E&P	Metals	Other business activities	Eliminations	Total After Eliminations	Reconciliations	Consolidated Total
(Millions of yen)
Revenue from external customers	¥9,116,472	¥226,395	¥1,153,259	¥386,334	—	¥10,882,460	¥(1,319,922)	¥9,562,538
Segment profit/loss	(334,613)	84,884	56,610	39,773	3,232	(150,114)	—	—

Energy

Revenue from Energy segment for the fiscal year ended March 31, 2016 was ¥7,116 billion, a decrease of ¥2,001 billion or 21.9% from the previous fiscal year, due to a decline in sales prices of refined petroleum products, caused by the oversupply of crude oil from major oil producing countries and weak domestic demand due to the spread of fuel-efficient cars and advancement of fuel conversion. This was partially offset by an increase in sales volume of refined petroleum products caused by lower sales prices.

Segment loss from Energy segment for the fiscal year ended March 31, 2016 was ¥97 billion, a decrease of ¥238 billion or 71.0 % from the previous fiscal year, due to the decrease in loss as a result of inventory valuation factors and a decrease in refining costs as a result of better cost management, including supply chain management. Improved petrochemical product margins as a result of a sharp drop in crude oil price decreasing the utility cost contributed to the decrease in segment loss from Energy segment.

Oil and Natural Gas E&P

Revenue from Oil and Natural Gas E&P segment for the fiscal year ended March 31, 2016 was ¥176 billion, a decrease of ¥51 billion or 22.4% from the previous fiscal year, due to a significant decline in the sales prices of crude oil and natural gas caused by the significant decrease in the average spot market prices compared to the prior fiscal year. This was partially offset by an increase in production volume due to contributions from the LNG project in Papua New Guinea and the Kinnoull field in the U.K. North Sea, each of which commenced production in the previous fiscal year.

Segment profit from Oil and Natural Gas E&P segment for the fiscal year ended March 31, 2016 was ¥28 billion, a decrease of ¥57 billion or 66.8% from the previous fiscal year, due to the decrease in revenue as a result of a drop in crude oil price compared to the prior fiscal year, partially offset by a reduction in certain costs achieved by decreasing material procurement costs and by improved work efficiency.

Metals

Revenue from Metals segment for the fiscal year ended March 31, 2016 was ¥1,045 billion, a decrease of ¥108 billion or 9.4% from the previous fiscal year, due to a decrease in copper sales price.

Segment profit from Metals segment for the fiscal year ended March 31, 2016 was ¥13 billion, a decrease of ¥43 billion or 76.6% from the previous fiscal year, due to the decrease in revenue compared to the prior fiscal year.

Other Business Activities

Revenue from other business activities for the fiscal year ended March 31, 2016 was ¥401 billion, an increase of ¥15 billion or 3.9% from the previous fiscal year, due to an increase in revenue from construction and public civil engineering work.

Segment profit from other business activities for the fiscal year ended March 31, 2016 was ¥45 billion, an increase of ¥5 billion or 12.8% from the previous fiscal year, mainly due to an increase in volume of construction and engineering work, an increase in sales of asphalt mixture and other products and a reduction of costs and increased efficiency.

Geographic Information

The following tables summarize JX Holdings’ revenue and non-current assets by geographic areas for and as of the fiscal years ended March 31, 2016 and 2015. For the purpose of presenting its operations in geographic areas below, JX Holdings attributes revenue from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located. Information by geographic areas is in accordance with IFRS.

Revenue from external customers by country or geographic area is as follows:

	Fiscal Year Ended March 31,
	2016	2015
	(Millions of yen)
Japan	¥6,246,601	¥8,139,283
China	543,443	546,601
Other	740,851	876,654

Total	¥7,530,895	¥9,562,538

(*)	Revenue is calculated based on the customers’ locations, and is categorized into countries or regions.

Non-current assets by geographic area are as follows:

	As of March 31,
	2016	2015
	(Millions of yen)
Japan	¥1,936,122	¥1,933,282
Chile	479,187	587,663
Other	715,712	942,886

Total	¥3,131,021	¥3,463,831

(*)	Non-current assets exclude financial instruments, deferred tax assets and assets for retirement benefits.

Financial Condition

JX Holdings’ total assets as of March 31, 2016 were ¥6,829 billion, a decrease of ¥823 billion, or 10.8%, compared to March 31, 2015. The decrease was primarily due to a decrease in inventories of ¥309 billion resulting from the decrease in crude oil and copper prices and a decrease in property, plant and equipment of ¥328 billion resulting from the impairment loss principally relating to Oil and Natural Gas E&P segment and the resource development business in Metals segment.

Total liabilities as of March 31, 2016 were ¥4,801 billion, a decrease of ¥267 billion, or 5.3%, compared to March 31, 2015. Total current liabilities as of March 31, 2016 were ¥2,763 billion, a decrease of ¥316 billion, or 10.3%, compared to March 31, 2015. The decrease was primarily due to a decrease in trade and other payables of ¥144 billion and a decrease of bonds and borrowings in current liabilities of ¥180 billion. Non-current liabilities as of March 31, 2016 were ¥2,038 billion, an increase of ¥49 billion, or 2.5%, compared to March 31, 2015. The increase was primarily due to proceeds from long-term borrowings of ¥277 billion, partially offset by the repayment of long-term borrowings of ¥170 billion and the redemption of bonds of ¥42 billion.

Total equity attributable to owners of the parent decreased by ¥494 billion, or 23.8%, to ¥1,583 billion in the fiscal year ended March 31, 2016, primarily due to loss for the year of ¥310 billion and the decrease in other comprehensive income comprising ¥121 billion of changes in fair value of financial assets measured at fair value through other comprehensive income and ¥37 billion of exchange differences on translation of foreign operations, and ¥40 billion of dividend payment.

As a result of the loss during the year, the stockholders’ equity ratio decreased by 4.0 percentage points as of the fiscal year ended March 31, 2016, to 23.2%, and the current ratio decreased from 0.98 to 0.97.

Liquidity and Capital Resources

Cash Flows

The following table shows JX Holdings’ cash flow data for the fiscal years ended March 31, 2016 and 2015:

	Fiscal Year Ended March 31,
	2016	2015
	(Millions of yen)
Cash and cash equivalents at beginning of year	¥380,631	¥295,634
Net cash flows from operating activities	589,070	739,548
Net cash flows used in investing activities	(322,034)	(416,333)
Net cash flows used in financing activities	(112,638)	(254,621)
Net foreign exchange differences	(2,756)	16,403
Net increase in cash and cash equivalents	154,398	68,594
Cash and cash equivalents at end of year	532,273	380,631

Net cash flows from operating activities for the fiscal year ended March 31, 2016 totaled ¥589 billion, compared with ¥740 billion in the previous fiscal year. The change was primarily due to a decrease in inventories and trade and other receivables arising from lower crude oil prices and copper toward the end of the fiscal year, as compared to the end of the previous fiscal year.

Net cash flows used in investing activities during the fiscal year ended March 31, 2016 totaled ¥322 billion, compared with ¥416 billion in the previous fiscal year. The decrease was primarily due to the decrease in acquisition of property, plant and equipment, oil and gas assets and in acquisition of financial assets.

Net cash flows used in financing activities for the fiscal year ended March 31, 2016 totaled ¥113 billion, compared with ¥255 billion in the previous fiscal year. The change was primarily due to a decrease in short-term borrowings and commercial papers arising from lower working capital requirements as a result of lower crude oil prices, partially offset by an increase in proceeds from long-term borrowings.

Cash and cash equivalents totaled ¥532 billion, compared with ¥381 billion in the previous fiscal year. Cash and cash equivalents are held primarily in Japanese yen.

Capital expenditures were ¥367 billion and ¥491 billion for the fiscal years ended March 31, 2016 and 2015, respectively. Capital expenditures for the fiscal year ended March 31, 2016 consisted principally of improvement and expansion of sales network, capital improvement at refineries, additional development investments in Oil and Natural Gas E&P segment and acquisition of real estate. In the fiscal year ending March 31, 2017, JX Holdings plans to invest approximately ¥438 billion in capital expenditures.

In Energy segment, JX Holdings invested in service stations to improve and expand its sales network.

In Oil and Natural Gas E&P segment, JX Holdings invested in additional development investments in oil and gas fields and conducted exploration operations.

In Metals segment, JX Holdings invested in copper resource development, smelting and refining business.

For information on JX Holdings’ current material plans for capital expenditures, see “Business of JX Holdings—Material Commitments for Capital Expenditures.”

Dividends and Repurchase of Common Stock

JX Holdings paid total dividends of ¥40 billion during the both fiscal years ended March 31, 2016 and 2015. JX Holdings declared dividends of ¥16.0 per share for the both fiscal years ended March 31, 2016 and 2015. For more information related to dividends of JX Holdings, see “Description of JX Holdings Common Stock.”

During the fiscal year ended March 31, 2016, JX Holdings repurchased 66 thousand shares of common stock at a cost of ¥33 million.

Liquidity

As of March 31, 2016, JX Holdings’ working capital deficiency, defined as the excess of current liabilities over current assets, was ¥90 billion, compared with the working capital deficiency of ¥53 billion as of March 31, 2015. The increase in working capital deficiency was primarily due to a decrease in accounts receivable - trade and in inventories which exceeds decreases in trade and other payables, short-term borrowings and the current portion of long-term borrowings. Accounts receivable - trade decreased by ¥223 billion and inventories decreased by ¥309 billion, primarily due to the sharp drop in crude oil price. Cash and cash equivalents increased by ¥151 billion and other current assets increased by ¥9 billion.

JX Holdings has commitment line agreements with financial institutions in the amount of ¥430 billion and $200 million that can be used for working capital. There were no borrowings under these commitment lines as of March 31, 2016. JX Holdings may lose access to credit under its committed credit facilities in the event that it fails to maintain its credit ratings or net assets at or above specified thresholds. As of March 31, 2016, JX Holdings was not in violation of any of these covenants and does not expect to be in violation in the near future.

JX Holdings believes that funds generated internally from operations, borrowings from financial institutions and proceeds from issuances of unsecured debt will be sufficient to meet its cash requirements, including working capital, capital expenditures, investments and debt service, for the next twelve months.

Financing Activities

JX Holdings finances a portion of its capital requirements with the proceeds of short-term borrowings and long-term borrowings.

As of March 31, 2016, JX Holdings’ outstanding bonds and borrowings was ¥2,540 billion, a decrease of ¥100 billion, or 3.8%, from March 31, 2015. This change was primarily due to decrease in short-term borrowings and commercial papers of ¥129 billion due to lower working capital requirements, which was partially offset by an increase in long-term borrowings outstanding due to capital increase of a subsidiary in Oil and Natural E&P segment. JX Holdings’ bonds and borrowings are primarily denominated in Japanese yen.

A portion of JX Holdings’ short-term borrowings and long-term borrowings have restrictions on the use of proceeds, including low-interest loans it receives from government-owned entities such as Japan Bank for International Cooperation, Development Bank of Japan, and Japan Oil, Gas and Metals National Corporation. Such loans may only be used for exploration, evaluation and development of oil and gas fields, capital investments in refineries and financings of the government regulated stockpile.

JX Holdings’ funding and treasury policy is generally flexible and raises necessary funds through short-term borrowings, long-term borrowings or otherwise, depending on the working capital needs, market conditions and terms and conditions made available to JX Holdings.

Long-Term Debt

	As of March 31,
	2016	2015
	(Millions of yen)
Borrowings from banks, life insurance companies and government agencies, due through 2031 at interest rates ranging from 0.09% to 4.50%
Secured	¥192,072	¥232,159
Unsecured	1,307,038	1,194,835
Unsecured bonds denominated in yen, due through 2024, at interest rates ranging from 0.31% to 2.32%	205,000	247,480

Finance lease obligations
Due 2016 to 2037 with a weighted-average interest rate of 7.17%	40,378	44,766

	1,744,488	1,719,240
Less current portion	(168,029)	(218,622)

	¥1,576,459	¥1,500,618

As of March 31, 2016, the weighted-average interest rate of JX Holdings’ long-term bonds and borrowings was 1.28%. As of March 31, 2016, JX Holdings had finance lease obligations of ¥40 billion with a weighted-average interest rate of 7.17%.

As of March 31, 2016 and 2015, JX Holdings’ assets pledged as collateral for its long-term debt or other debt amounted to ¥1,300 billion and ¥1,454 billion, respectively.

Short-Term Borrowings and Commercial Papers

JX Holdings’ short-term borrowings are primarily unsecured and generally represent borrowings from banks, with a weighted-average interest rate of 0.17% for the both fiscal years ended March 31, 2016 and 2015, respectively. JX Holdings’ commercial papers had a weighted-average interest rate of 0.03% and 0.12% for the fiscal years ended March 31, 2016 and 2015. JX Holdings’ outstanding short-term borrowings were ¥588 billion and ¥601 billion as of March 31, 2016 and 2015, respectively. JX Holdings’ outstanding commercial papers were ¥248 billion and ¥364 billion as of March 31, 2016 and 2015, respectively.

Working Capital

JX Holdings requires substantial funds for working capital. JX Holdings’ working capital needs are primarily for operating expenses, including the purchase of crude oil, manufacturing expenses, employee expenses, advertising, rent, property, building and equipment maintenance and research and development. Because the purchase of crude oil comprises a large part of JX Holdings’ working capital needs, working capital generally fluctuates with changes in crude oil prices. JX Holdings requires working capital to procure crude oil and to pay for its transportation costs prior to receiving revenue generated from it, and to also maintain certain inventory levels at all times in order to satisfy Japanese law and regulations by storing a stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of oil it sold in Japan in the past 12 months.

Contractual Obligations and Commitments

As of March 31, 2016, JX Holdings’ contractual obligations and commitments were as follows:

	Payments Due by Period
Contractual Obligation and Commitments	Total	Less than 1 Year	1-5 Years	More than 5 Years
	(Millions of yen)
Bonds and long-term borrowings	¥1,704,110	¥163,303	¥744,732	¥796,075
Finance lease obligations(1)	40,378	4,726	12,863	22,789
Operating lease(1)	88,846	19,934	44,675	24,237
Purchase commitments(2)	42,923	39,167	3,756	—

Total	¥1,876,257	¥227,130	¥806,026	¥843,101

(1)	JX Holdings leases property, plant and equipment and intangible assets pursuant to finance lease and operating lease transactions.
(2)	A purchase commitment is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. JX Holdings has various commitments to purchase in the ordinary course of business, mainly related to the acquisition of the power generation facility. Other not significant purchase commitments relate to transportation and distribution services; properties, plants and equipment; and utilities such as shipbuilding. Most of JX Holdings’ purchase commitments are based on market prices or formulas based on market prices and generally include fixed or minimum volume requirements. The purchase commitment amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts to be paid may vary significantly from the amounts presented.

Research and Development

JX Holdings engages in a wide range of research and development activities in various areas, including refining technologies, chemicals, lubricants, next-generation power sources, mining technologies, electronic materials, recycling metal resources and other areas. See “Business of JX Holdings—Research and Development.”

JX Holdings’ research and development costs were ¥21 billion in both the fiscal years ended March 31, 2016 and 2015.

Off-Balance Sheet Arrangements

JX Holdings provides bank-loan guarantees for its employees, associates and joint ventures. The guarantees for the employees are principally made for their housing loans with a contract period of 2 to 30 years. The guarantees to associates and joint ventures are principally made for their net operating cash flows and project financing with contract period ranging from 1 to 25 years. JX Holdings is required to make payments to the guaranteed parties in the events that the borrowers fail to fulfill the obligations under the contracts and JX Holdings is exposed to a maximum potential future payment of ¥55 billion and ¥60 billion as of March 31, 2016 and 2015, respectively.

Quantitative and Qualitative Disclosures about Market Risk

JX Holdings is exposed to market risk from changes in commodity price, foreign currency exchange rates, interest rates and stock prices. In order to manage the risk arising from changes in commodity price, foreign exchange rates and interest rates, JX Holdings enters into certain derivative financial instruments, which it does not hold or issue for trading purposes or to generate income. In accordance with IFRS for derivatives and hedging instruments, changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit or loss. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. JX Holdings monitors and manages these financial exposures as an integral part of its overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potential adverse effect on JX Holdings’ operating results.

JX Holdings’ Energy segment operates in a highly competitive environment which affects margins. Earnings from Energy segment are primarily determined by margin capture rather than absolute price levels of products sold. Refining margins are a function of the difference between what a refiner pays for its raw materials, primarily crude oil, and the market prices for the range of refined petroleum products produced. These prices in turn depend on global and regional supply and demand balances, inventory levels, refinery capacities, import and export balances, seasonal demand, weather conditions and geopolitical climate.

Commodity Price Risk

JX Holdings is exposed to fluctuations in the price of commodities, particularly crude oil and copper, which prices are determined by reference to international market prices. Prices for crude oil and copper fluctuate from time to time and are influenced by global as well as regional supply and demand conditions. The volatility of crude oil and copper prices will have a significant effect on JX Holdings’ cost of sales and profit (loss) for the year.

Due to the volatility of oil, gas and copper prices, JX Holdings uses commodity derivative instruments to achieve a more predictable cash flow as well as to reduce exposure to commodity price fluctuations. JX Holdings uses commodity derivative instruments and applies hedge accounting to manage its exposure to price volatility on a portion of its refinery feedstock and copper purchases and refined petroleum product sales, and to manage its exposure to long-term fixed price sale agreements. In addition, JX Holdings uses crude oil forward sales contracts in Oil and Natural Gas E&P segment to secure predictable cash inflows. These derivative instruments are considered economic hedges for which changes in their fair value are recorded currently in the consolidated statement of profit or loss.

In Energy segment, JX Holdings’ largest segment, commodity price risk associated with change in the crude oil price is also mitigated by the ability to price the product to customers based on current market price. However, JX Holdings is subject to price risk principally on the government regulated 70-day stockpile of crude oil and petroleum products, on a combined basis. Under the circumstance, further decline in the crude oil price may negatively affect the future earnings of JX Holdings.

The hypothetical impact of commodity price fluctuation as of March 31, 2016 would be immaterial on loss before tax in the consolidated statement of profit or loss.

Foreign Currency Exchange Rate Risk

JX Holdings operates globally and is exposed to foreign exchange risk related to foreign currency denominated receivables and payables arising from foreign currency transactions such as purchase of certain raw materials and sale of certain products in foreign currency. Exchange rate gains and losses arise in the normal course of business from the recognition of receivables and payables and other monetary items in currencies other than an entity’s functional currency. JX Holdings’ foreign exchange risk arises mainly from U.S. dollar fluctuation. Revenue and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between the date of the contract and future transaction date (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect JX Holdings’ reported results and net equity as financial statements of subsidiaries denominated in currencies other than the Japanese yen are translated from their functional currency into Japanese yen.

JX Holdings uses foreign exchange forward contracts and other instruments to hedge foreign exchange risk related to forecast transactions or foreign currency denominated receivables and payables, taking account of the effect of future offset. Changes in the fair value of these contracts are recognized in profit or loss and are intended to offset the income effect of translating the foreign currency denominated transactions that they are intended to hedge.

In Energy segment, a significant portion of JX Holdings’ petrochemicals are exported to China and other Asian countries. The export margins for petrochemicals are affected by fluctuations in the exchange rate between Japanese yen and U.S. dollar, which is the main currency for petrochemical exports. In general, a stronger Japanese yen has an unfavorable impact on JX Holdings’ export margins while a weaker Japanese yen results in a favorable impact.

In Oil and Natural Gas E&P segment, because oil and gas prices are denominated in U.S. dollars, a weaker Japanese yen results in higher revenue in yen while a stronger Japanese yen results in lower revenue.

In Metals segment, because sales prices for JX Holdings’ refined metals products are established principally by reference to U.S. dollar prices quoted on the LME and amounts paid for copper concentrate are denominated in dollars, the effect of changes in exchange rates on JX Holdings’ revenue is generally offset by the effect of such changes on JX Holdings’ cost of sales. On a net basis, a weaker Japanese yen increases earnings, while a stronger Japanese yen decreases earnings, since JX Holdings’ TC/RC and sales premiums are established by reference to dollar amounts, while most of its operating costs other than amounts paid for copper concentrate are denominated in Japanese yen. The average exchange rate was ¥120.14 = $1 during the fiscal year ended March 31, 2016, as compared to ¥109.93 = $1 during the fiscal year ended March 31, 2015.

Major JX Holdings’ net foreign exchange risk exposure related to receivables and payables denominated in U.S. dollars as of March 31, 2016 and March 31, 2015 were as follows (amounts in brackets: payables):

As of March 31, 2016

	Millions of Yen	Foreign currency in thousands
U.S. dollar	(128,391)	(1,139,431)

As of March 31, 2015

	Millions of Yen	Foreign currency in thousands
U.S. dollar	(18,291)	(152,208)

Foreign exchange sensitivity analysis

For foreign currency denominated financial instruments held at the end of the reporting period, the hypothetical impact on loss before tax in the consolidated statement of profit or loss for the year ended March 31, 2016 would be ¥2 billion, assuming a 1% appreciation in yen value while holding all other assumptions constant.

Interest Rate Risk

JX Holdings is exposed to market risk from changes in interest rates. As of March 31, 2016, JX Holdings’ outstanding borrowings were ¥2,087 billion, of which approximately 30.9% was variable-rate debt with interest rates mainly based on Inter-bank Offered Rate quoted in Tokyo (“TIBOR”) or London (“LIBOR”). The use of floating rate debt instruments provides a benefit when interest rates decrease but exposes JX Holdings to future increases in interest rates. In ordinary course of business, JX Holdings pays interests on funds raised for operation and capital investment purposes, and is accordingly exposed to cash flow interest rate risk arising from market interest rate fluctuation related to variable interest borrowings. For the variable interest long-term borrowings such as for capital investment purposes, JX Holdings enters into floating-to-fixed interest rate swap with financial institutions in order to prevent excessive increase in interest expense due to rising interest rate. JX Holdings hedges interest rate risk through the conversion of long-term borrowings from floating rates to fixed rates to ensure stable future cash flow.

The proportion of variable interest long-term borrowings as of March 31, 2016 was 40.1% of total outstanding long-term borrowings, compared to 73.7% as of March 31, 2015. The weighted average interest rate on long-term borrowings as of March 31, 2016 was 1.29%, compared to 1.32% as of March 31, 2015.

On the basis of variable-interest-bearing long-term borrowings with no floating-to-fixed interest rate swaps at March 31, 2016, (both issued and hedged), and assuming other factors (principally foreign exchange rate and commodity prices) remained constant and that no further interest rate management action was taken, an increase in interest rates of 1% would have increased loss before tax by ¥6 billion.

Stock Price Risk

As of March 31, 2016, JX Holdings held equity instruments (listed stock) with fair value of ¥202 billion. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥20 billion as of March 31, 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TONENGENERAL

You should read the following discussion and analysis of TonenGeneral’s financial condition and results of operations together with its consolidated financial statements included elsewhere in this prospectus. The discussion as of and for the six-month periods ended June 30, 2016 and 2015 is based on TonenGeneral’s unaudited consolidated financial statements, which have been prepared in accordance with IFRS. The discussion as of and for the years ended December 31, 2015 and 2014 is based on TonenGeneral’s audited annual consolidated financial statements, which have been prepared in accordance with IFRS.

Overview

TonenGeneral is an oil and chemical company, headquartered in Tokyo, Japan. TonenGeneral divides its business into two operating segments:

•	Oil. The oil segment, operated primarily through TonenGeneral Sekiyu K.K. and its subsidiary EMG Marketing G.K., mostly engages in the refined petroleum products business (which includes oil refining and processing, as well as the manufacturing and sale of refined petroleum products). The oil segment is TonenGeneral’s primary business, constituting approximately 89.4% and 87.8% of its revenue for the fiscal year ended December 31, 2015 and for the six-month periods ended June 30, 2016, respectively.

•	Chemical. The chemical segment, operated primarily through TonenGeneral Sekiyu K.K. and its wholly-owned subsidiaries Tonen Chemical Corporation and NUC Corporation, engages in the petrochemicals business (which involves the manufacturing and sale of petrochemicals).

Operating Environment

The slowdown in emerging economies continued in the fiscal years ended December 31, 2015 and 2014 and created a challenging economic environment for oil companies having to cope with a significant decline in crude oil prices. The Dubai spot price, used as a crude oil price benchmark in Asia, hovered around $105 per barrel in the first half of the fiscal year ended December 31, 2014 and dropped to around $53 per barrel in the year end. In the first half of the fiscal year ended December 31, 2015, crude oil prices fluctuated significantly during the first half of the fiscal year. The crude oil price then dropped in the second half of the fiscal year, ended at $32 per barrel. The average price for the fiscal year ended December 31, 2015 was $51 dollars per barrel, a significant decrease of $46 per barrel from the average for the fiscal year ended December 31, 2014. Because of the large decline in oil prices, Japanese oil companies, including TonenGeneral, suffered large losses due to inventory valuation factors in both 2014 and 2015 as a result of the stockpiling requirement for 70 days of sales volume equivalent and time lag (as it takes about a month to transport crude oil from Arabian Gulf to Japan).

Japanese oil industry suffered from severe market competition in the shrinking domestic market, as fuels demand continued to decline in Japan due to decreased consumer spending, less use of automobiles, lower levels of manufacturing activity, increased popularity of fuel-efficient vehicles and increased use of other energy sources such as gas and electricity. To respond to the volatile crude oil prices, TonenGeneral has been focusing on enhancing its core business by seeking synergies through acquisition of other petroleum companies in the domestic market and optimizing its supply and sales operations. As a result of such strategic initiative, TonenGeneral realized significant cash basis margins, while incurring large losses due to inventory valuation factors in 2014 and 2015.

Outlook

In oil segment, TonenGeneral expects domestic demand for refined petroleum products to continue to decline in the foreseeable future, reflecting the continued low level of business activity resulting from the continuing weakness in the global economy and a shift in consumer demand towards products that utilize other energy sources such as gas and electricity. In chemical segment, margins of olefins are expected to remain strong in the fiscal year ending December 31, 2016 due to decreased supply in the industry resulting from production level adjustments and increased demand. TonenGeneral expects the demand for paraxylene to grow in the medium term in Asia.

Factors Affecting TonenGeneral’s Financial Results

TonenGeneral’s financial results are driven by the financial results of the oil segment and the chemical segment. The following is a description of key factors that affect TonenGeneral’s results of operations.

Oil Segment

Oil Margins

In its oil segment, TonenGeneral primarily engages in the refining of crude oil and the sale of refined petroleum products. TonenGeneral’s primary refined petroleum products are gasoline, naphtha, middle distillates (kerosene, diesel fuel, jet fuel, fuel oil A) and fuel oil C. In addition, TonenGeneral produces and sells LPG and lubricant oil. Revenue from the refined petroleum products business are determined by sales prices and sales volumes of each refined petroleum product, and by sales mix. The Japanese market for fuels products is price competitive due to decreasing demand for fuels and surplus refinery capacities. Fuels export prices are determined based on spot product market price.

The cost of crude oil is the most significant factor affecting cost of sales in TonenGeneral’s business. In particular, the cost of crude oil constitutes a substantial portion of cost of sales in TonenGeneral’s oil business. TonenGeneral purchases crude oil from suppliers, mainly in the Middle East at prices set by a formula that is generally linked to spot market prices for Dubai or Brent crude oil, pursuant to spot contracts and term contracts. As such, Dubai and Brent crude oil prices are the most important benchmarks for crude oil that TonenGeneral purchases in the oil segment.

TonenGeneral determines its inventory value and cost of sales based on the average cost method. Under the average cost method, cost of sales is affected by the average price of crude oil, which is determined based on the inventory value at the beginning of the fiscal year and the purchases of crude oil throughout the fiscal year. Inventory value at the beginning of the year includes a government-regulated stockpile of crude oil and refined petroleum products amounting to 70 days’ equivalent of crude oil and refined petroleum products TonenGeneral sold in Japan in the past 12 months. As a result, TonenGeneral’s average cost of sales per barrel during the fiscal year may be substantially higher or lower than the average cost of crude oil per barrel purchased during the fiscal year. In periods in which the market prices of crude oil increase, the cost of sales generally increases, but more gradually because of the relatively lower inventory value at the beginning of the period. This will usually have a favorable impact on TonenGeneral’s operating profit. Conversely, in periods in which the market prices of crude oil decrease TonenGeneral’s cost of sales decreases more gradually, resulting in an unfavorable impact on its operating profit.

Cost of sales can also be affected by the lower of cost and market inventory valuation adjustment of crude oil at each quarter end. TonenGeneral’s inventory value of crude oil is affected both by the international benchmark of spot market prices for crude oil and by fluctuations in the exchange rate between the Japanese yen and the U.S. dollar because the spot market prices are denominated in U.S. dollars; even during periods of stable spot market prices, a stronger Japanese yen generally has an unfavorable impact on TonenGeneral’s inventory value while a weaker Japanese yen generally has a favorable impact.

These effects of both the average cost method and the market inventory valuation adjustment described in the above two paragraphs are collectively referred to as “inventory valuation factors.” In the fiscal years ended

December 31, 2015 and 2014, TonenGeneral recorded ¥87.1 billion and ¥86.5 billion, respectively, in losses related to the inventory valuation factors as a result of a sharp decline in the price of crude oil, which impact was slightly offset by the general weakening of the Japanese yen against the U.S. dollar. In the six-month periods ended June 30, 2016 and 2015, the losses related to the inventory valuation factors were ¥6 billion and ¥22 billion, respectively.

Chemical Segment

Chemical Margins

Margins for petrochemicals are affected by regional supply/demand balances and the cost of naphtha. TonenGeneral’s primary petrochemical products include ethylene, propylene, paraxylene, and benzene. The market for petrochemicals is also price competitive. TonenGeneral’s pricing depends on the product and, for some petrochemicals, depends on whether such products are sold to domestic or overseas customers.

The demand for petrochemicals has historically experienced significant fluctuations depending on the state of the Asian economy. The supply for petrochemicals depends on the operational capacity of chemical plants and is particularly affected by new plant start-ups. The margins for petrochemicals have historically been volatile.

A significant portion of TonenGeneral’s petrochemicals are exported to China and other Asian countries. The export margins for petrochemicals are affected by fluctuations in the exchange rate between the Japanese yen and the U.S. dollar, which is the main currency for petrochemical exports. In general, a stronger Japanese yen has an unfavorable impact on TonenGeneral’s export margins while a weaker Japanese yen results in a favorable impact. The Japanese yen depreciated against the U.S. dollar during the fiscal years ended December 31, 2015 and 2014. As a result, the exchange rate fluctuations generally had a favorable impact on export margins for petrochemicals during both fiscal years.

Supply and Marketing Optimization

TonenGeneral endeavors to improve profitability through an integrated effort to optimize the supply, manufacturing, and marketing functions of TonenGeneral, from feedstock acquisition to sales channel development. This optimization is aimed at achieving the following three objectives:

•	To flexibly plan production to cope with the volatile market conditions of feedstock and products;

•	To sell the products at the highest price by choosing the appropriate marketing channel in a timely manner, taking advantage of any price differences between the domestic and export markets; and

•	To minimize inventory volume to reduce TonenGeneral’s working capital and to minimize the effects of inventory valuation factors.

Managing Expenses and Reliability of Operations

TonenGeneral aims to manage operating expenses, overhead cost and sales expenses at a competitive level with international refineries and chemical plants. TonenGeneral’s four refineries and chemical plant had been under keen efforts to monitor the cost competitiveness with peer refineries and plants of ExxonMobil around the world; therefore, some of their disadvantages such as smaller size than recent new plants in Asia and high wages in Japan are offset by energy efficiency and operational reliability. Because managing the plant operations reliability with longer run-length and less unplanned downtime is also one of the critical factors for operational competitiveness, TonenGeneral put its plant operations’ reliability as one of the key business targets.

Recent Events

TonenGeneral seeks growth opportunities by exploring acquisitions of, and further alliances and collaborations with, other petroleum companies in order to enhance the domestic supply chain.

In February 2014, TonenGeneral acquired Mitsui Oil Co., Ltd., a petroleum marketing company from Mitsui & Company, Ltd. Through this acquisition, TonenGeneral was able to acquire Mitsui’s service station network and supply chain, as well as the other 50% joint venture ownership interest in Kyokuto Petroleum Industries, Ltd., then a refining company with a 150,000 BD capacity, which is now TonenGeneral’s Chiba Refinery after its merger into TonenGeneral in 2015. TonenGeneral was able to increase its sales volume through the addition of the 50% ownership interest in Chiba refinery and gain a more efficient sales network through the integration of Mitsui’s service station network and supply chain.

In April 2015, TonenGeneral established a joint liquefied petroleum gas, or LPG, company, Gyxis Corporation, with three other industry players by contributing TonenGeneral’s LPG business to Gyxis. The four shareholders of Gyxis Corporation, including TonenGeneral, each holds an equal 25% ownership. This LPG business restructuring was intended to capture the scale merit and efficiency of integrating all four parties’ LPG wholesale business into one. TonenGeneral recognized ¥9 billion one-time gain from realizing the market value of the partial divestment of its LPG business in this transaction.

TonenGeneral also evaluates options to expand into new business areas based on its core strengths, such as the electric power business, and explore overseas opportunities, particularly in Australia where petroleum demand for export is expected to grow and existing refineries are shutting down. TonenGeneral started a joint venture with a local business partner in Australia to build a terminal and to enter into a fuels distribution business in the Australian market in 2015. The new terminal will begin operation in 2017. In order to seek growth opportunity in the Japanese power industry which is being deregulated, TonenGeneral established special purpose project companies with business partners in 2015 to start a feasibility study for a large scale power development in TonenGeneral’s refinery and ex-refinery site. Also to capture future power demand, TonenGeneral started retail market for power whose market was deregulated from April 2016. TonenGeneral’s power business has little financial impact at this stage. TonenGeneral may reach final investment decisions for large scale power projects after 2016.

Critical Accounting Policies and Estimates

The audited consolidated financial statements of TonenGeneral, included elsewhere in this prospectus, are prepared in accordance with IFRS. In connection with the preparation of the financial statements, management is required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. Management bases the assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time TonenGeneral prepares its consolidated financial statements. Management reviews the accounting policies, assumptions, estimates and judgments to ensure that the financial statements are presented fairly and in accordance with IFRS. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from management’s assumptions and estimates.

TonenGeneral’s significant accounting policies are discussed in Note 3 to TonenGeneral’s audited annual consolidated financial statements included elsewhere in this prospectus. Management believes that the following accounting estimates are the most critical in fully understanding and evaluating the reported financial results, and they require management’s most difficult, subjective and complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Impairment of Non-Financial Assets, Including Goodwill

Property, plant and equipment, goodwill and intangible assets, to be held and used are assessed for possible impairment by comparing the carrying amount of the asset to the recoverable amount annually and whenever there is an indication of impairment. The recoverable amount is the higher of the asset’s fair value less costs of disposal or the asset’s value in use. In practice, individual assets do not usually meet the definition of a CGU. As a result, assets are rarely tested for impairment individually but are tested within a group of assets. Judgment is required when determining the appropriate grouping of assets into a CGU (or, in case of goodwill impairment, the appropriate grouping of CGUs) for impairment testing purposes.

TonenGeneral recognized ¥322 billion in goodwill as of December 31, 2015, primarily from the acquisition of 99% ownership of EMG Marketing from ExxonMobil in 2012. The value consists of future economic benefits and synergies expected to be derived from EMG Marketing. In determining the value in use, an appropriate valuation methodology consistent with available fair value indicators was used. No impairment loss was recognized as of December 31, 2015, December 31, 2014 and January 1, 2014. The estimated future cash flows used for the assessment of value of goodwill are discounted to the present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the carrying amount of the oil segment exceeds its recoverable amount of goodwill, an impairment loss is recognized for the excess and the carrying amount is reduced to the recoverable amount.

Cash flow projections used for the assessment of value of goodwill are based mainly on management’s internal projections. In these projections, management makes estimates of uncertain matters including the use, timing of disposition, its estimated remaining life, profitability of products, the effects of inflation, the discount rate applied and future economic and business environment. Factors considered vary for each asset because of the difference in the nature of the assets and in operating circumstances, such as market, profitability and other factors. Weighted average cost of capital for the oil segment is used for the discount rate for the cash flow. Due to the significant subjectivity of the assumptions and estimates used for assessment of value in use, changes in market conditions could result in significant impairment events in the future, thus affecting TonenGeneral’s results of operations. Test for potential impairment of goodwill is discussed in more detail in Note 8 to TonenGeneral’s audited financial statements included elsewhere in this prospectus.

Income Taxes

The computation of TonenGeneral’s income taxes involves the interpretation of applicable tax laws and regulations in Japan. Where the final outcome of these matters varies from the recorded amounts, such differences may have a material impact on the consolidated financial statements. The quality of these estimates is based on management’s ability to maintain compliance with changing tax regulations and, in the case of deferred tax assets, management’s ability to project future earnings that may ultimately apply loss carry forward positions against future income taxes.

Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those assets are likely to be realized, judgment as to whether or not there will be sufficient taxable profits available in connection with the asset’s realization and the amount is calculated by reasonably estimating the timing and amount of future taxable income available against deductible temporary differences, unused tax credits and unused tax losses carryforward. To the extent that actual outcomes differ from management’s estimates, income tax expense or recoveries, and changes in current and deferred tax assets or liabilities, may arise in future periods.

Fair Value Measurements and Disclosures

Fair value is the price that would be received in a sale of an asset or paid in a transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). TonenGeneral categorizes assets and liabilities measured at fair value into one of three levels depending on the ability to observe inputs in connection with their measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs that are observable, either directly or indirectly, other than quoted prices included within level 1 for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or TonenGeneral’s assumptions about pricing by market participants.

When determining the fair value measurement, TonenGeneral considers the particular asset or liability to be measured, the market in which an orderly transaction would take place for the asset or liability, the appropriate valuation techniques to use when measuring fair value, and for a non-financial asset, the highest and best use of the asset and whether the asset is used in combination with other assets or on a stand-alone basis.

Where disclosures are required to be provided for an asset or liability, TonenGeneral determines the nature, characteristics and risks of the asset or liability, and the level of the fair value hierarchy within which the fair value measurement is categorized.

Employee Benefits

The defined benefit obligation is dependent on certain assumptions including yield curve and mortality rates, which are based upon current statistical data and other factors. Specifically, the yield curve assumption is critical in the determination of periodic pension costs and pension liabilities. Assumptions are evaluated at least annually, or at the time when events occur or circumstances change and these events or changes could have a significant effect on these critical assumptions. Actual results that differ from the assumptions are taken into Other Comprehensive Income. While management believes that the assumptions used are appropriate, differences in actual results or changes in assumptions may affect TonenGeneral’s future pension costs and obligations.

TonenGeneral used a yield curve for its pension obligations as of December 31, 2015, which was determined based on currently available information about rates of return on high quality fixed corporate bonds. TonenGeneral’s investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes and broad diversification to reduce the risk of the portfolio. TonenGeneral primarily invests in funds that follow an index-based strategy to achieve its objectives of diversifying risk while minimizing costs. Studies are periodically conducted to establish the preferred target asset allocation.

The assumed discount rate for the purpose of actuarial valuation was 1.1%, 1.1% and 1.5% as of December 31, 2015, December 31, 2014 and January 1, 2014. As of December 31, 2015, holding all other assumptions constant, a 0.1% increase in the discount rate would have decreased defined benefit obligations by ¥4,098 million while a 0.1% decrease in the discount rate would have increased defined benefit obligations by ¥4,192 million. In practice, changes in other assumptions may affect the sensitivity analysis.

Results of Operations

The following table sets forth a summary of TonenGeneral’s results of operations for the six-month periods ended June 30, 2016 and 2015 and the calendar years ended December 31, 2015 and 2014:

	Six-month periods ended June 30,
	2016	2015
	(Millions of yen)
Revenue	¥955,663	¥1,314,154
Cost of sales	891,045	1,227,640
Gross profit	64,618	86,514
Selling, general and administrative expense	45,373	44,363
Operating profit	19,510	51,186
Profit before income taxes	17,732	50,586
Income tax expense (benefit)	3,740	14,193
Profit for the period attributable to owners of the parent	13,537	36,395

	Fiscal Year Ended December 31,
	2015	2014
	(Millions of yen)
Revenue	¥2,555,533	¥3,340,569
Cost of sales	2,452,944	3,314,260
Gross profit	102,589	26,309
Selling, general and administrative expense	89,453	88,678
Operating profit	21,965	(62,890)
Profit (loss) before income taxes	19,826	(66,583)
Income tax (benefit)	(7,797)	(34,803)
Profit for the period attributable to owners of the parent	27,559	(31,897)

Six-month periods ended June 30, 2016 Compared to Six-month periods ended June 30, 2015

Revenue

Revenue for the six-month periods ended June 30, 2016 were ¥955.7 billion, a decrease of ¥358.5 billion, or 27.3%, from the corresponding period of the previous fiscal year due to lower product price and lower sales volume.

Cost of sales

The cost of sales for the six-month periods ended June 30, 2016 decreased ¥336.6 billion, or 27.4%, from the corresponding period of the previous fiscal year, to ¥891.0 billion, primarily due to lower average crude oil prices compared to the corresponding period of the previous fiscal year.

Gross profit

The gross profit for the six-month periods ended June 30, 2016 was ¥64.6 billion, a decrease of ¥21.9 billion, compared to ¥86.5 billion for the corresponding period of the previous fiscal year, due to lower oil margins impact of about ¥30 billion partly offset by higher chemical product margin.

Selling, general and administrative expenses

Selling, general and administrative expenses for the six-month periods ended June 30, 2016 was ¥45.4 billion, an increase of ¥1.0 billion, or 2.2%, compared to ¥44.4 billion in the corresponding period of the previous fiscal year.

Operating profit

Operating profit for the six-month periods ended June 30, 2016 was ¥19.5 billion, a decrease of ¥31.7 billion, compared to ¥51.2 billion for the corresponding period of the previous fiscal year. The decrease was primarily due to lower oil margins as discussed above.

Profit before income taxes

Profit before income taxes for the six-month periods ended June 30, 2016 was ¥17.7 billion, a decrease of ¥32.9 billion, compared to ¥50.6 billion in the corresponding period of the previous fiscal year.

Income tax expense (benefit)

Income tax expenses for the six-month periods ended June 30, 2016 were ¥3.7 billion compared to ¥14.2 billion for the corresponding period of the previous fiscal year.

Profit for the period attributable to Owners of the Parent

Profit attributable to owners of the parent for six-month periods ended June 30, 2016 was ¥13.5 billion, a decrease of ¥22.9 billion, compared to ¥36.4 billion in the corresponding period of the previous fiscal year.

Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014

Revenue

Revenue for the fiscal year ended December 31, 2015 were ¥2,556 billion, a decrease of ¥785 billion, or 23.5%, from the previous fiscal year. The decrease was primarily due to a decrease in revenue in the oil segment resulting from decreased sales prices.

Cost of sales

The cost of sales for the fiscal year ended December 31, 2015 decreased to ¥2,453 billion, a decrease of ¥861 billion, or 26.0%, from the fiscal year ended December 31, 2014 due to lower crude oil costs. Crude oil prices were volatile for both fiscal years ended December 31, 2014 and 2015. The Dubai crude oil prices were $108, $53, and $32 per barrel at the end of fiscal year ended December, 2013, 2014, and 2015, respectively. As a result, in both fiscal years ended December 31, 2014 and 2015, the inventory recorded at the time of relatively higher crude oil prices resulted in a higher average cost of inventory and had an unfavorable impact on TonenGeneral’s cost of sales of ¥87 billion and ¥87 billion, respectively.

Gross profit

The gross profit for the fiscal year ended December 31, 2015 increased to ¥103 billion, an increase of ¥76 billion, or 289.9%, from the fiscal year ended December 31, 2014. Product margins of refined petroleum products, such as gasoline and middle distillates improved from the prior year. Improved margins associated with chemical products and the absence of a major planned shut-down of Kawasaki chemical plant in 2014 was also attributed to the higher gross margins in the fiscal year December 31, 2015.

Selling, general and administrative expenses

Selling, general and administrative expenses for the fiscal year ended December 31, 2015 increased to ¥89 billion, an increase of ¥1 billion, or 0.9%, from the previous fiscal year. This was primarily due to increases in sales volumes associated with the acquisition of Mitsui Oil in the first quarter of 2014, partly offset by higher efficiency from the consolidation of Mitsui Oil’s sales and marketing activities with TonenGeneral’s.

Operating (loss) profit

Operating profit for the fiscal year ended December 31, 2015 was ¥22 billion, a change of ¥85 billion from operating loss of ¥63 billion in the previous fiscal year. Operating profit was primarily due to improved margins, partly offset by an increase in sales expenses due to acquisition of Mitsui Oil.

Profit before income taxes

Profit before income taxes, non-controlling interests and equity in earnings of associates for the fiscal year ended December 31, 2015 was ¥20 billion, an increase of ¥86 billion from a loss of ¥67 billion in the previous fiscal year due to the realization of an operating profit instead of a loss, partially offset by gains resulting from changes in the fair value of derivative instruments.

Income tax expense (benefit)

Income taxes for the fiscal year ended December 31, 2015 was a credit of ¥8 billion compared to a credit of ¥35 billion previous fiscal year. In the fiscal year ended December 31, 2014, there was a favorable deferred tax impact of approximately ¥40 billion from a capital reduction of EMG Marketing, while there was a negative deferred tax impact of approximately ¥20 billion due to tax law change in the fiscal year ended December 31, 2015.

Profit for the period attributable to owners of the parent

Profit for the period attributable to owners of the parent for the fiscal year ended December 31, 2015 was ¥28 billion, as compared to a net loss of ¥32 billion in the previous fiscal year.

Segment Information

The business of TonenGeneral is divided into two operating segments: oil and chemical. Operating segments are defined as components of an enterprise about which discrete financial information is available that is regularly evaluated or reviewed by the management decision maker in deciding how to allocate resources in assessing performance.

Six-month periods ended June 30, 2016 Compared to Six-month periods ended June 30, 2015

Six Months Ended June 30, 2016	Oil	Chemical	Eliminations	Segment Total after Eliminations	GAAP Reconciliations	Consolidated Total
	(Millions of yen)
Revenue from third parties	¥840,791	¥117,198	—	¥957,989	¥(2,326)	¥955,663
Segment profit(loss)	(3,806)	20,739	—	16,933	—	—

Six Months Ended June 30, 2015	Oil	Chemical	Eliminations	Segment Total after Eliminations	GAAP Reconciliations	Consolidated Total
	(Millions of yen)
Revenue from third parties	¥1,174,506	¥141,771	—	¥1,316,277	¥(2,123)	¥1,314,154
Segment profit (loss)	25,870	14,846	—	40,716	—	—

Oil

Revenue from the oil segment for the six-month periods ended June 30, 2016 decreased by ¥333.7 billion, or 28.4%, to ¥840.8 billion compared with the corresponding period of the previous fiscal year primarily due to decreased sales prices as well as the sales volume, especially export, decreased from the previous fiscal year.

The oil segment recorded a loss of ¥4 billion for the six-month periods ended June 30, 2016, compared to a profit of ¥26 billion for the corresponding period of the previous fiscal year. Excluding the inventory valuation factors which were a loss of ¥5 billion compared to a loss of ¥20 billion in the corresponding period of the previous fiscal year, the oil segment profit decreased to ¥1 billion from ¥46 billion in the corresponding period of the previous fiscal year, reflecting primarily lower fuels margin impact of about ¥40 billion especially for product exports and planned shut down of Kawasaki refinery in 2016.

The table below reconciles the operating loss of the oil segment to the operating profit of the oil segment excluding inventory valuation factors for the six-month periods ended June 30, 2016 and 2015:

	Six-month periods ended June 30,
	2016	2015	Difference
	(Billions of yen)
Segment operating profit (loss)	¥(4)	¥26	¥(30)
Inventory valuation factors	(5)	(20)	15
Segment operating profit excluding inventory valuation factors	1	46	45

Chemical

Revenue from the chemical segment for the six-month periods ended June 30, 2016 decreased by ¥24.6 billion, or 17.3%, to ¥117.2 billion compared with the corresponding period of the previous fiscal year primarily due to a decrease in sales price. This was partially offset by an increase in sales volume.

Segment profit from the chemical segment profit for the six-month periods ended June 30, 2016 increased by 39.9% to ¥21 billion from ¥15 billion in the corresponding period of the previous fiscal year. Excluding the inventory valuation factors which were a loss of ¥0.5 billion compared to a loss of ¥2 billion for the corresponding period of the previous year, the operating profit for the chemical segment increased to ¥22 billion from ¥17 billion in the corresponding period of the previous fiscal year, primarily due to higher margins for aromatics products and higher production volume of mix-xylene with a start-up of a new unit in Chiba refinery.

The table below reconciles the operating profit of the chemical segment to the operating profit of the chemical segment excluding inventory valuation factors for the six-month periods ended June 30, 2016 and 2015:

	Six-month periods ended June 30,
	2016	2015	Difference
	(Billions of yen)
Segment operating profit	¥21	¥15	¥6
Inventory valuation factors	(0.5)	(2)	1
Segment operating profit excluding inventory valuation factors	22	17	5

Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014

The following table summarizes revenue and segment profit (loss) for the fiscal years ended December 31, 2015 and 2014 by operating segments. This information is derived from TonenGeneral’s management reports. For more information, see Note 6 to TonenGeneral’s audited annual consolidated financial statements included elsewhere in this prospectus.

Fiscal Year Ended December 31, 2015	Oil	Chemical	Eliminations	Segment Total after Eliminations	GAAP Reconciliations	Consolidated Total
	(Millions of yen)
Revenue from third parties	¥2,287,623	¥272,360	—	¥2,559,983	¥(4,450)	¥2,555,533
Segment profit (loss)	(21,898)	23,915	—	2,017	—	—

Fiscal Year Ended December 31, 2014	Oil	Chemical	Eliminations	Segment Total after Eliminations	GAAP Reconciliations	Consolidated Total
	(Millions of yen)
Revenue from third parties	¥2,997,418	¥346,883	—	¥3,344,300	¥(3,731)	¥3,340,569
Segment profit (loss)	(85,323)	12,375	—	(72,948)	—	—

Oil

Revenue from the oil segment for the fiscal year ended December 31, 2015 decreased by ¥709 billion, or 24%, to ¥2,288 billion compared with the previous fiscal year primarily due to decreased sales prices. This was partially offset by an increase in sales volume due to the acquisition of Mitsui Oil in the first quarter of the fiscal year ended December 31, 2014, although the sales volume decreased on an equivalent basis compared with the previous fiscal year.

The oil segment recorded a loss of ¥22 billion for the fiscal year ended December 31, 2015, compared to a loss of ¥85 billion for the previous fiscal year. Excluding the inventory valuation factors which were a loss of ¥84 billion compared to a loss of ¥86 billion in the previous fiscal year, the oil segment profit increased to ¥62 billion from ¥1 billion in the previous year, reflecting a favorable margin for domestic sales and product exports and an increase in the sales volume of petroleum products.

The table below reconciles the operating loss of the oil segment to the operating profit of the oil segment excluding inventory valuation factors for the fiscal years ended December 31, 2015 and 2014:

	Fiscal Year Ended December 31,
	2015	2014	Difference
	(Billions of yen)
Segment operating loss	¥(22)	¥(85)	¥63
Inventory valuation factors	(84)	(86)	2
Segment operating profit excluding inventory valuation factors	62	1	61

Chemical

Revenue from the chemical segment for the fiscal year ended December 31, 2015 decreased by ¥75 billion, or 21.5%, to ¥272 billion compared with the previous fiscal year primarily due to a decrease in sales price. This was partially offset by an increase in sales volume.

Segment profit from the chemical segment profit for the fiscal year ended December 31, 2015 increased by 93.3% to ¥24 billion from ¥12 billion in the previous fiscal year. Excluding the inventory valuation factors which were a loss of ¥3 billion compared to a loss of ¥1 billion for the previous year, the operating profit for the chemical segment increased to ¥27 billion from ¥13 billion in the previous fiscal year, primarily due to higher olefins margins and the absence of the planned downtime of the Kawasaki steam-cracker in 2014.

The table below reconciles the operating profit of the chemical segment to the operating profit of the chemical segment excluding inventory valuation factors for the fiscal years ended December 31, 2015 and 2014:

	Fiscal Year Ended December 31,
	2015	2014	Difference
	(Billions of yen)
Segment operating profit	¥24	¥12	¥12
Inventory valuation factors	(3)	(1)	(2)
Segment operating profit excluding inventory valuation factors	27	13	14

Geographic Information

Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014

The following tables summarize for the periods shown TonenGeneral’s revenue by geographic areas. For the purpose of presenting its operations in geographic areas below, TonenGeneral attributes revenue from external customers to individual countries in each area based on where products are sold. Information by geographic segment is based upon IFRS. TonenGeneral’s plants, properties and equipment are almost entirely located in Japan.

	Japan	Overseas	Consolidated Total
	(Millions of yen)
Revenue for the fiscal year ended December 31, 2015	¥2,036,321	¥519,212	¥2,555,533
Revenue for the fiscal year ended December 31, 2014	2,635,283	705,286	3,340,569

Financial Condition

June 30, 2016 Compared to December 31, 2015

TonenGeneral’s total assets as of June 30, 2016 were ¥1,234 billion, a decrease of ¥90 billion, or 6.8%, compared to December 31, 2015. Total current assets as of June 30, 2016 decreased by ¥90 billion, or 18.3%, to ¥403 billion. Principal factors causing the decrease included a decrease in cash equivalents of ¥85 billion reflecting the cash outflows for operating and financing activities during the six months ended June 30, 2016.

Total liabilities as of June 30, 2016 were ¥957 billion, a decrease of ¥98 billion, or 9.3%, from December 31, 2015. Total current liabilities as of June 30, 2016 decreased by ¥70 billion, or 11.7%, to ¥528 billion. Principal factors causing the decrease included a decrease in trade and other payables of ¥69 billion due to lower crude oil prices. Non-current liabilities as of June 30, 2016 decreased by ¥27 billion, or 5.9%, to ¥429 billion. Principal factors causing decrease of non-current liabilities included the repayment of long term borrowings of ¥29 billion during the six-months ended June 30, 2016.

As of June 30, 2016, TonenGeneral’s working capital deficiency, defined as the excess of current liabilities over current assets, was ¥125 billion, compared with ¥105 billion as of December 31, 2015. This change in working capital was primarily due to one less month’s worth of excise tax payables outstanding as of December 31, 2015 due to bank holiday at year end, compared to as of June 30, 2016. Total stockholders’ equity increased by 3.3%, or ¥9 billion, to ¥277 billion in the six-month period ended June 30, 2016, primarily due to change in retained earnings.

As a result of the decrease in total liabilities and increase in stockholders’ equity, the stockholders’ equity ratio increased by 2.2 percentage points as of the six-month period ended June 30, 2016, to 22.5%.

December 31, 2015 Compared to December 31, 2014

TonenGeneral’s total assets as of December 31, 2015 were ¥1,324 billion, a decrease of ¥156 billion, or 10.5%, compared to December 31, 2014. Total current assets as of December 31, 2015 decreased by ¥155 billion, or 23.9%, to ¥493 billion. Principal factors causing the decrease included a decrease in inventories of ¥157 billion and a decrease in trade and other payables of ¥41 billion, each of which was due to the decrease in crude oil prices during the latter part of the fiscal year.

Total liabilities as of December 31, 2015 were ¥1,055 billion, a decrease of ¥158 billion, or 13.0%, from December 31, 2014. Total current liabilities as of December 31, 2015 decreased by ¥130 billion, or 17.9%, to ¥598 billion. Principal factors causing the decrease included a decrease in trade and other payables of ¥68 billion and a decrease in outstanding commercial paper resulting from lower working capital requirements due to the decrease in crude oil prices during the latter part of the fiscal year. Non-current liabilities as of December 31, 2015 decreased by ¥27 billion, or 5.6%, to ¥456 billion. Principal factors causing decrease of non-current liabilities included the decrease in deferred tax asset.

As of December 31, 2015, TonenGeneral’s working capital deficiency, defined as the excess of current liabilities over current assets, was ¥105 billion, compared with ¥80 billion as of December 31, 2014. This change in working capital was primarily due to decreased inventory value reflecting lower crude oil prices and volume at the end of the fiscal year. Total stockholders’ equity increased by 0.6%, or ¥1 billion, to ¥268 billion in the fiscal year ended December 31, 2015, primarily due to change in retained earnings.

As a result of the decrease in total liabilities and decrease in stockholders’ equity, the stockholders’ equity ratio increased by 2.2 percentage points as of the fiscal year ended December 31, 2015, to 20.3%.

Liquidity and Capital Resources

Cash Flows

The following table shows TonenGeneral’s cash flow data for the six-month periods ended June 30, 2016 and 2015 and the fiscal years ended December 31, 2015 and 2014:

	Six-month periods ended June 30,		Fiscal Year Ended December 31,
	2016	2015	2015	2014
	(Millions of yen)		(Millions of yen)
Cash and cash equivalents at beginning of period/year	¥100,162	35,049	¥35,049	18,656
Net cash (used in) provided by operating activities	(32,831)	25,970	174,954	107,451
Net cash used in investing activities	(18,319)	(18,229)	(48,188)	(59,943)
Net cash used in financing activities	(33,861)	(27,682)	(61,653)	(31,828)
Net (decrease) increase in cash and cash equivalents	(85,011)	(19,941)	65,113	15,680
Effect of exchange rate changes on cash and cash equivalents	(1,391)	170	0	713
Cash and cash equivalents at end of period/year	13,760	15,278	100,162	35,049

Six-month periods ended June 30, 2016 Compared to Six-month periods ended June 30, 2015

Net cash used in operating activities for the six-month period ended June 30, 2016 totaled ¥33 billion, compared with a net cash provided by operating cash flow of ¥26 billion in the corresponding period of the previous fiscal year. This change was mainly due to a lower operating profit excluding inventory valuation loss.

Net cash used in investing activities during the six-month period ended June 30, 2016 totaled ¥18 billion, at the same level as compared with ¥18 billion in the corresponding period of the previous fiscal year.

Net cash used in financing activities for the six-month period ended June 30, 2016 totaled ¥34 billion, compared with ¥28 billion in the corresponding period of the previous fiscal year. This increase in cash outflow was mainly due to a decrease in long-term loans.

Cash and cash equivalents totaled ¥14 billion as of June 30, 2016, compared with ¥100 billion as of December 31, 2015.

Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014

Net cash provided by operating activities for the fiscal year ended December 31, 2015 totaled ¥175 billion, compared with ¥108 billion in the previous fiscal year. This increase was mainly due to an increase in profit before income taxes and non-controlling interests excluding the impact of items such as losses due to inventory valuation factors caused by the drop in crude price and non-cash expenses including depreciation. Lower crude oil and refined petroleum product inventory volume as a result of the working capital management also contributed to the higher cash inflow.

Net cash used in investing activities during the fiscal year ended December 31, 2015 totaled ¥48 billion, compared with ¥60 billion in the previous fiscal year. This decrease in cash outflow was primarily due to the cash outflow in the previous year in connection with the acquisition of Mitsui Oil, partially offset by an increase in capital expenditures.

Net cash used in financing activities for the fiscal year ended December 31, 2015 totaled ¥62 billion, compared with ¥32 billion in the previous fiscal year. This increase in cash outflow was mainly due to a decrease in short-term and long-term loans.

Cash and cash equivalents totaled ¥100 billion as of December 31, 2015, compared with ¥35 billion as of December 31, 2014.

Capital expenditures were ¥52.7 billion and ¥63.6 billion for the fiscal years ended December 31, 2015 and 2014, respectively. Capital expenditures for the fiscal year ended December 31, 2015 consisted principally of storage tank modification at refineries in the oil segment and investments in the new aromatics production unit at the Chiba refinery in the chemical segment. TonenGeneral financed its capital expenditures through operating cash flows.

For information on TonenGeneral’s current market plans for capital expenditure, See “Business of TonenGeneral—Material Commitments for Capital Expenditures.”

Dividends to Shareholders

TonenGeneral considers returning profits to its shareholders as one of the highest management priorities. TonenGeneral aims to keep stable distribution to shareholders in long term, balancing such factors as a consistent payment of dividends and the amount of retained earnings needed in order to invest to realize its growth strategies and to increase shareholders’ value. TonenGeneral normally pays dividends twice per year, a year-end dividend and an interim dividend. Year-end dividends are proposed for approval at the ordinary general shareholders’ meeting each year. Interim dividends are declared by the board of directors with a record date of June 30 each year, pursuant to TonenGeneral’s articles of incorporation.

TonenGeneral declared interim dividends of ¥7 billion or ¥19 per share (payable in September) for each of the six-month periods ended June 30, 2016 and 2015. TonenGeneral paid total dividends of ¥14 billion (¥38 per share) for each of the fiscal years ended December 31, 2015 and 2014.

Financing Activities

TonenGeneral finances a portion of its capital requirements with the proceeds of short-term borrowings and long-term debt (including corporate bonds).

As of June 30, 2016, the balance of TonenGeneral’s total indebtedness was ¥308 billion, an increase of ¥26 billion, or 7.8%, from December 31, 2015 and was primarily due to the increase in short-term debt reflecting higher working capital requirements as a result of increased prices of crude oil.

As of December 31, 2015, TonenGeneral’s outstanding indebtedness was ¥334 billion, a decrease of ¥51 billion, or 13.3%, from December 31, 2014. This change was primarily due to a decrease in short-term debt of approximately ¥50 billion, primarily due to reduced working capital requirements, especially the reduction of inventory volume coupled with lower crude and petroleum product prices. TonenGeneral’s short term borrowings and long-term debt are primarily denominated in Japanese yen.

A portion of TonenGeneral’s short-term borrowings and long-term debt have restrictions on the use of proceeds, including the low-interest loan it receives from Japan Oil, Gas and Metals National Corporation, which is a government owned entity. The loan may only be used for financings of the government regulated petroleum stockpile.

TonenGeneral’s funding and treasury policy is generally flexible and raises necessary funds through short term borrowings, long-term debt or otherwise, depending on the working capital needs, market conditions and terms and conditions made available to TonenGeneral.

Long Term Debt

	December 31,
	2015	2014
	(Millions of yen)
Loans from banks, life insurance companies and government agencies, due through 2025 at interest rates ranging from 0.1% to 1.2%
Secured	¥—	¥—
Unsecured	131,945	136,980
Unsecured bonds denominated in yen, due through 2024, at interest rates ranging from 0.43% to 1.22%	84,727	84,666
Capital lease obligations
Due 2016 to 2021 with a weighted-average interest rate of 1.3%	119	184

Less current portion	1,312	5,136

	¥216,105	¥217,424

TonenGeneral’s long-term loans have a maturity of 2 to 10 years, and accrue interest either on a fixed or floating rate basis. As of December 31, 2015, the weighted-average interest rate of TonenGeneral’s long-term indebtedness was 0.81%. As of December 31, 2015, TonenGeneral had capital lease obligations of less than ¥ 0.1 billion.

As of December 31, 2015 and December 31, 2014, TonenGeneral’s assets pledged as collateral for its long-term debt or other debt amounted to ¥22 billion and ¥ 32 billion, respectively.

Short-Term Borrowings and Commercial Paper

TonenGeneral’s short-term borrowings are primarily unsecured and generally represent borrowings from banks, with a weighted-average interest rate of 0.12% for both the fiscal year ended December 31, 2015 and 2014. TonenGeneral’s outstanding short-term borrowings were ¥117 billion and ¥148 billion as of December 31, 2015 and 2014, respectively. TonenGeneral’s commercial paper had a weighted average interest rate of 0.1% for the fiscal year ended December 31, 2014 with outstanding balance of ¥15 billion as of December 31, 2014. No commercial paper was outstanding as of December 31, 2015.

TonenGeneral has a commitment line contract with a syndicate of 11 banks in the amount of ¥130 billion that can be used for general corporate purposes. There was a ¥10 billion borrowing under this commitment line as of December 31, 2014, but none as of December 31, 2015 and June 30, 2016.

Contractual Obligations and Commitments

As of December 31, 2015, TonenGeneral’s contractual obligations were as follows:

	Total	Less than 1 Year	1-2 Years	3-5 Years	More than 5 Years
	(Millions of yen)
Straight bond	¥85,000	¥—	¥10,000	¥40,000	¥35,000
Long-term debt obligations	132,298	1,271	21,615	30,400	79,012
Finance lease obligations(1)	121	44	35	42	—
Purchase obligations(2)	19,118	16,093	2,245	656	124
Total	236,537	17,408	33,895	71,098	114,136

(1) TonenGeneral leases buildings, machinery, and equipment pursuant to capital lease and operating lease transactions.

(2) A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. In the ordinary course of business, TonenGeneral has various purchase obligations, mainly related to the acquisition of property, plant, and equipment, and maintenance agreements for refinery equipment. The purchase obligations amounts in the table above are based on the minimum quantities to be purchased at an agreed price or estimated prices to be paid based on current market conditions. Accordingly, the actual amounts to be paid may vary significantly from the amounts presented. There have been no material changes in TonenGeneral’s contractual obligations since December 31, 2015.

Research and Development

TonenGeneral engages in various research and development activities relating to oil and chemical products and manufacturing technologies. TonenGeneral’s research and development costs were ¥1 billion in each of the fiscal years ended December 31, 2015 and 2014. The costs for the six-month period ended June 30, 2016 were ¥0.7 billion compared to ¥0.5 billion in the corresponding period of the previous fiscal year.

Off-Balance Sheet Arrangements

TonenGeneral provides guarantees for bank loans of its employees and the share for an affiliate called Japan Biofuels Supply LLP, a partnership. The guarantees for the employees are principally made for their housing loans with a contract period of two to thirty years. The guarantees to the partnership is principally made for TonenGeneral’s portion of their bank loan, letter of credit, and deferral of tax payment for short term, associated with the procurement of bio-ETBE for TonenGeneral to meet regulatory requirement, to make payments to the guaranteed parties in the events that the partnership fail to fulfill the obligations under the contracts and TonenGeneral is exposed to a maximum potential future payment of ¥5 billion as of both December 31, 2015 and 2014. The carrying amounts of the liability for TonenGeneral’s obligations under these guarantees were not significant as of December 31, 2015 and 2014. There has been no material change as of June 30, 2016.

Quantitative and Qualitative Disclosures about Market Risk

TonenGeneral is exposed to market risk from changes in commodity price, foreign currency exchange rates, interest rates and equity security markets. In order to manage the risk arising from changes in commodity price, foreign exchange rates and interest rates, TonenGeneral enters into certain derivative financial instruments, which it does not hold or issue for trading purposes or to generate profit. TonenGeneral monitors and manages these financial exposures, recognizing the unpredictability of financial markets and seeks to reduce the potential adverse effect on TonenGeneral’s operating results.

TonenGeneral’s oil segment operates in a highly competitive environment which affects margins. Earnings from the oil segment are primarily determined by margin capture rather than absolute price levels of products sold. Refining margins are a function of the difference between what a refiner pays for its raw materials, primarily crude oil, and the market prices for the range of refined petroleum products produced. These prices in turn depend on global and regional supply/demand balances, inventory levels, refinery capacities, import/export balances, seasonal demand, weather conditions and geopolitical climate.

Commodity Price Risk

TonenGeneral is exposed to fluctuations in the prices of crude oil whose prices are determined by reference to international market prices. Prices for crude oil fluctuate and are influenced by global as well as regional supply and demand conditions. When prices for crude oil are volatile, the volatility will have a significant effect on TonenGeneral’s cost of sales and net profit.

Due to the volatility of oil prices, TonenGeneral uses commodity derivative instruments to seek to achieve a more predictable cash flow as well as to reduce exposure to commodity price fluctuations for certain types of transactions. In particular, TonenGeneral uses commodity derivative instruments that do not receive hedge accounting treatment to manage its exposure to price volatility on a portion of its refinery feedstock purchases based on certain crude oil marker price and to manage its exposure to fixed price sale agreements. These derivative instruments are considered economic hedges for which changes in their fair value are recorded currently in income.

Foreign Currency Exchange Rate Risk

A portion of TonenGeneral’s business in the oil segment is conducted in currencies other than the Japanese yen, primarily in U.S. dollars. As such, fluctuations in foreign exchange rates may affect the value of assets, liabilities, receipts and payments when converted into Japanese yen. In addition, fluctuations in foreign exchange rates may also have a material impact when the financial statements of overseas consolidated subsidiaries are converted into Japanese yen. Purchases from overseas suppliers accounted for approximately ¥1,465 billion or 59.7% of total cost of sales for the fiscal year ended December 31, 2015. Sales to overseas customers accounted for approximately ¥519 billion, or 20.3% of total revenue for the fiscal year ended December 31, 2015.

TonenGeneral enters into foreign currency exchange purchase and sale contracts to manage its exposure to exchange rate fluctuations. Changes in the fair value of these contracts are recognized currently in income and are intended to offset the income effect of translating the foreign currency denominated transactions that they are intended to hedge.

As of December 31, 2015, TonenGeneral had commitments to purchase U.S. dollars equivalent ¥185 billion. The potential change in purchase commitments, assuming a 1% change in the Japanese yen to U.S. dollar exchange rate, would be approximately ¥0.2 billion as of December 31, 2015.

Interest Rate Risk

TonenGeneral is exposed to market risk from changes in interest rates. At December 31, 2015, TonenGeneral’s outstanding indebtedness was ¥334 billion, of which approximately 14.5% was variable-rate debt with interest rates mainly based on Inter-bank Offered Rate quoted in Tokyo (TIBOR) or London (LIBOR). The use of floating rate debt instruments provides a benefit when interest rates decrease but exposes TonenGeneral to future increases in interest rates. For the year ended December 31, 2015, outstanding borrowings and interest rates between 0.1% and 1.2% were applied to various borrowings, and a 1% change in these interest rates would result in an increase or decrease in interest expense of approximately ¥0.4 billion on an annual basis.

TonenGeneral manages its exposure to interest rates by entering into interest rate swap agreements which convert certain floating rate debt to fixed rate.

Stock Price Risk

TonenGeneral has marketable equity securities which are subject to equity price risk arising from changes in their market prices, none of which are classified as trading securities. As of December 31, 2015, TonenGeneral held marketable equity securities with an acquisition cost of ¥4 billion and fair value of ¥6 billion. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥0.6 billion as of December 31, 2015.

There have been no material changes to TonenGeneral’s market risks during the six-month periods ended June 30, 2016.

DIRECTORS AND MANAGEMENT OF HOLDCO FOLLOWING THE SHARE EXCHANGE

The following provides information about those individuals who are expected to serve in general capacities indicated for Holdco, including members of JX Holdings’ and TonenGeneral’s current board of directors.

From JX Holdings

Name	Proposed Position at Holdco	Date of Birth	Number of JX Holdings Shares Owned as of September 30, 2016	Percentage Ownership

*	Shares held represent less than 1% of the total number of outstanding shares of common stock of JX Holdings. In addition, none of the JX Holdings individuals listed above owned any share of TonenGeneral common stock.

From TonenGeneral

Name	Proposed Position at Holdco	Date of Birth	Number of TonenGeneral Shares Owned as of September 30, 2016	Percentage Ownership

*	Shares held represent less than 1% of the total number of outstanding shares of common stock of TonenGeneral. In addition, none of the TonenGeneral individuals listed above owned any share of JX Holdings common stock.

Director Compensation

The aggregate amount of remuneration, including bonuses, paid to all directors of JX Holdings named above for services in all capacities during the year ended March 31, 2016 was ¥             million.

The aggregate amount of remuneration, including bonuses and stock acquisition rights, paid to all directors of TonenGeneral named above for services in all capacities during the year ended December 31, 2015 was approximately ¥             million.

MAJOR SHAREHOLDERS

JX Holdings

The following is information regarding shareholders of record as of September 30, 2016 that held 5% or more of JX Holdings’ outstanding common stock:

Name	Number of JX Holdings Shares Owned as of September 30, 2016	Percentage of Outstanding JX Holdings Shares Owned as of September 30, 2016
(Thousands of shares)

TonenGeneral

The following is information regarding shareholders of record as of September 30, 2016 that held 5% or more of TonenGeneral’s outstanding common stock:

Name	Number of TonenGeneral Shares Owned as of September 30, 2016	Percentage of Outstanding TonenGeneral Shares Owned as of September 30, 2016
(Thousands of shares)

Holdco

Based on the information regarding the ten largest shareholders of record of each of JX Holdings and TonenGeneral as of September 30, 2016, which is the latest such information publicly disclosed in Japan, if the record ownership by those shareholders remains unchanged through the date of the share exchange, the following would provide relevant information regarding shareholders that would hold 5% or more of Holdco’s outstanding common stock immediately after the share exchange:

Name	Number of Shares of Holdco to be received in the Share Exchange	Percentage of Outstanding Shares of Holdco Following the Share Exchange
(Thousands of shares)

DESCRIPTION OF JX HOLDINGS COMMON STOCK

The following information relates to the shares of JX Holdings common stock, including summaries of certain provisions of JX Holdings’ articles of incorporation and share handling regulations, the Companies Act of Japan, and the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. of Japan (Law No. 75 of 2001, as amended) (together with the regulations promulgated thereunder, the “Book-Entry Law”) relating to joint stock corporations.

General

JX Holdings is a joint stock corporation under the Companies Act. The rights of shareholders of a joint stock corporation are represented by shares of capital stock in the corporation and shareholders’ liability is limited to the amount of subscription for the shares. The authorized share capital of JX Holdings is as provided in its articles of incorporation and constitutes 8,000,000,000 shares of common stock.

Shares of all Japanese companies listed on any Japanese stock exchange are subject to a central clearing system under the Book-Entry Law. The shares of JX Holdings common stock, which are listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange, are also subject to the central clearing system. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, that person must have an account at an account managing institution unless such person has an account at the Japan Securities Depository Center, Inc., or JASDEC. “Account managing institutions” are securities firms, banks, trust companies, and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further requirements of the Book-Entry Law can open accounts directly at JASDEC.

Under the Book-Entry Law, any transfer of listed shares is effected through book entry. Unless the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at an account managing institution, and the holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. In cases where the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at JASDEC, and the holder of an account at JASDEC is presumed to be the legal owner of the shares credited to its proprietary account at JASDEC.

Under the Companies Act, in order to assert shareholders’ rights against JX Holdings, the transferee must have its name and address registered in JX Holdings’ register of shareholders, except in limited circumstances. Under the clearing system, JX Holdings generally makes such registration based on the information provided in a general shareholders notification issued by JASDEC. For the purpose of the general shareholders notification, shareholders are required to file their names and addresses with JX Holdings’ transfer agent through the account managing institution and JASDEC. See “—Register of Shareholders” for more information.

Non-resident shareholders of JX Holdings are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of his or her standing proxy or provide a mailing address to the relevant account managing institution. Such notice will be forwarded to JX Holdings’ transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from JX Holdings to non-resident shareholders are delivered to the standing proxies or mailing addresses in Japan.

Dividends

General

Under the Companies Act, a joint stock corporation may distribute dividends in cash and/or in kind to its shareholders any number of times per fiscal year, subject to certain limitations described in “—Restrictions on Dividends” below.

Under the articles of incorporation of JX Holdings and the Companies Act, JX Holdings may:

•	following approval at JX Holdings’ general meeting of shareholders, distribute annual dividends in cash and/or in kind to shareholders of record as of March 31 of each year;

•	by resolution of JX Holdings’ board of directors, distribute interim dividends in cash to shareholders of record as of September 30 of each year; and

•	following approval at JX Holdings’ general meeting of shareholders, distribute dividends in cash and/or in kind to shareholders of a record date to be fixed for such distribution from time to time.

Dividends may be distributed in cash and/or in kind in proportion to the number of shares held by each shareholder. A resolution of the general meeting of shareholders or board of directors authorizing the payment of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the dividend. If dividends are to be paid in kind, JX Holdings may grant its shareholders the right to require JX Holdings to pay such dividends in cash instead of in kind. If no such right is granted to shareholders, the payment of dividends in kind must be approved by a special resolution of a general meeting of shareholders. Under its articles of incorporation, JX Holdings is not obligated to pay any dividends in cash that remain unclaimed for a period of three years after the first payable date of such dividends.

Restrictions on Dividends

In order to pay dividends, JX Holdings must, until the aggregate amount of JX Holdings’ capital surplus reserve and earned surplus reserve reaches one quarter of its stated capital, set aside in its capital surplus reserve and/or earned surplus reserve the lesser of (i) the amount equal to one-tenth of the amount paid out from surplus, as defined below, and (ii) an amount equal to one quarter of its stated capital less the aggregate amount of its capital surplus reserve and earned surplus reserve as of the date of such dividends.

Under the Companies Act, as of the effective date of the distribution, provided that net assets are not less than ¥3 million, the amount of dividends may not exceed:

the sum of:

(a) the amount of surplus, as described below; and

(b) in the event that provisional financial statements are prepared and approved, the aggregate amount of (i) the net income for the relevant period as provided for by an ordinance of the Ministry of Justice, and (ii) the amount of consideration that JX Holdings received for the treasury stock that JX Holdings disposed of during such period;

less the sum of:

(c) the book value of treasury stock;

(d) in the event that JX Holdings disposed of treasury stock after the end of the last fiscal year, the amount of consideration that JX Holdings received for such treasury stock;

(e) in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of income constituting the provisional financial statements; and

(f) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of JX Holdings’ goodwill and deferred assets exceeds the total of its stated capital, capital surplus reserve and earned surplus reserve, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

The amount of surplus stated in (a) above is the excess of:

the sum of:

(i) the aggregate of other capital surplus and other retained earnings at the end of the last fiscal year;

(ii) in the event that JX Holdings disposed of treasury stock after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that JX Holdings received for such treasury stock;

(iii) in the event that JX Holdings reduced its stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital surplus reserve and/or earned surplus reserve (if any); and

(iv) in the event that capital surplus reserve and/or earned surplus reserve were reduced after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

over the sum of:

(v) in the event that JX Holdings canceled treasury stock after the end of the last fiscal year, the book value of such treasury stock;

(vi) in the event that JX Holdings distributed surplus after the end of the last fiscal year, the aggregate of the following amounts:

a. the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

b. the aggregate amount of cash distributed to shareholders who exercised the right to receive a distribution in cash instead of a distribution in kind; and

c. the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive a distribution in kind; and

(vii) the aggregate amounts of a. through d. below, less e. and f. below:

a. in the event that the amount of surplus was reduced and transferred to capital surplus reserve, earned surplus reserve and/or stated capital after the end of the last fiscal year, the amount so transferred;

b. in the event that JX Holdings paid dividends after the end of the last fiscal year, the amount set aside in JX Holdings’ capital surplus reserve and/or earned surplus reserve;

c. in the event that JX Holdings disposed of treasury stock in the process of (x) a merger in which JX Holdings acquired all rights and obligations of a company, (y) a corporate split in which JX Holdings acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which JX Holdings acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that JX Holdings received for such treasury stock;

d. in the event that the amount of surplus was reduced in the process of a corporate split in which JX Holdings transferred all or a part of its rights and obligations after the end of the last fiscal year, the amount so reduced;

e. in the event of (x) a merger in which JX Holdings acquired all rights and obligations of a company, (y) a corporate split in which JX Holdings acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which JX Holdings acquired all shares of a company after the end of the last fiscal year, the aggregate amount of (i) the amount of JX Holdings’ other capital surplus after such merger, corporate split or share exchange, less the amount of its other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of its other retained earnings after such merger, corporate split or share exchange, less the amount of its other retained earnings before such merger, corporate split or share exchange; and

f. in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed to newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the last fiscal year, the amount of other capital surplus increased by such payment.

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, provided that an amount not exceeding one-half of such paid-in amount may be accounted for as capital surplus reserve. JX Holdings may generally reduce capital surplus reserve and/or earned surplus reserve by resolution of a general meeting of shareholders, and transfer such amounts in whole or in part to stated capital by the same resolution of a general meeting of shareholders. JX Holdings may also transfer all or any part of the surplus as described in “—Dividends” above to stated capital, capital surplus reserve or earned surplus reserve by resolution of a general meeting of shareholders, subject to certain restrictions. JX Holdings may generally reduce its stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, JX Holdings may transfer such amounts in the whole or in part to capital surplus reserve or earned surplus reserve.

Share Splits

JX Holdings may at any time split the outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a share split is effected, so long as JX Holdings’ only class of outstanding shares is common stock, JX Holdings may increase the number of authorized shares in the same ratio as that of such share split by amending its articles of incorporation, which may be effected by a resolution of the board of directors without shareholder approval.

Under the clearing system, on the effective date of the share split, the numbers of shares recorded in all accounts held by JX Holdings’ shareholders at account managing institutions will be increased in accordance with the applicable ratio.

Share Consolidation

JX Holdings may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. JX Holdings must disclose the reason for the share consolidation at the general meeting of shareholders. When a share consolidation is effected, JX Holdings must give public notice of the share consolidation, at least two weeks prior to the effective date of the share consolidation; provided that if the product of (a) the number of shares constituting each unit of shares and (b) the ratio of share consolidation is a number that contains a fractional part less than one. JX Holdings must give public notice at least 20 days prior to the effective date, and any shareholder of JX Holdings (i) who, being entitled to vote at a general meeting of shareholders, notifies JX Holdings prior to the general meeting of shareholders of his or her intention to oppose the share consolidation and votes against the approval of the share consolidation at such general meeting of shareholders, or (ii) who is not entitled to vote at such general meeting of shareholders may demand that JX Holdings purchase his or her shares constituting any fraction less than one at a fair price.

Under the clearing system, on the effective date of the share consolidation, the numbers of shares recorded in all accounts held by JX Holdings’ shareholders at account managing institutions will be decreased in accordance with the applicable ratio.

Unit Share System

Under the article of incorporation of JX Holdings and the Companies Act, 100 shares of common stock constitute one unit. The shareholders of JX Holdings who hold shares constituting less than one unit do not have voting rights at a general meeting of shareholders.

A shareholder of JX Holdings who holds shares constituting less than one unit may at any time demand that JX Holdings purchase its shares of less than one unit. In addition, the articles of incorporation of JX Holdings provide that a shareholder who holds shares constituting less than one unit may at any time demand that JX Holdings sell to it from any available treasury stock the number of shares as may be necessary to raise its share ownership to a whole unit. The price at which shares constituting less than one unit will be purchased or sold by JX Holdings pursuant to such a demand will be equal to (a) the closing price of shares of JX Holdings reported by the Tokyo Stock Exchange on the day when the demand is received by JX Holdings’ transfer agent or (b) if no sales take place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is executed on such stock exchange immediately thereafter. Under the clearing system, such demand must be made to JX Holdings through the relevant account management institution.

General Meetings of Shareholders

The annual general meeting of JX Holdings’ shareholders is held within the three-month period after March 31 of each year. An extraordinary general meeting of shareholders may be held whenever necessary. Notice of a general meeting of shareholders stating the date, time and place of the general meeting of shareholders, and any matter with respect to the agenda of the general meeting of shareholders (if any), among other things, must be given to each shareholder of common stock with voting rights (or, in the case of a shareholder not resident in Japan, to its standing proxy or mailing address in Japan) at least two weeks prior to the scheduled date of the meeting.

Any shareholder or group of shareholders holding at least three percent of JX Holdings’ total voting rights for a period of six months or more may request, with an individual shareholder notice (as described in “—Register of Shareholders” below), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice to hold a meeting no later than eight weeks from the date of such request is dispatched, the requesting shareholder may, upon obtaining court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of JX Holdings’ total voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to JX Holdings’ shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.

Voting Rights

A holder of shares of common stock constituting one or more units is entitled to one vote for each unit, except for a shareholder prescribed by the applicable ordinance of the Ministry of Justice as an entity over whom JX Holdings may have substantial control through the ownership of one quarter or more of the votes of all shareholders of such entity or for other reasons.

Except as otherwise provided by the Companies Act, under the articles of incorporation of JX Holdings, the resolution of a shareholders’ meeting must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting having no quorum requirement other than for matters relating to appointment of directors and audit & supervisory board members, which must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present, and removal of directors, which must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting where a quorum of a majority of the total voting rights is present.

However, except as otherwise provided by the Companies Act, under the articles of incorporation of JX Holdings, a resolution of a shareholders’ meeting regarding important matters (including the following matters) can be adopted only by special resolution, which requires an affirmative vote of at least two-thirds of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present. Examples of such important matters include the following:

(a) any amendment to JX Holdings’ articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

(b) a reduction of stated capital, subject to certain exceptions, such as a reduction of stated capital for the purpose of replenishing capital deficiencies;

(c) a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

(d) the transfer of all or a substantial part of JX Holdings’ business, subject to certain exceptions under which a shareholders’ resolution is not required;

(e) the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

(f) a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

(g) a share exchange or share transfer for the purpose of establishing a 100 percent parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

(h) any issuance of new shares or transfer of existing shares held by JX Holdings as treasury stock at a specially favorable price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a specially favorable price or on specially favorable conditions to any persons other than shareholders;

(i) any acquisition by JX Holdings of its own shares from specific persons other than JX Holdings’ subsidiaries;

(j) a share consolidation; or

(k) the removal of an audit & supervisory board member.

Liquidation Rights

In the event of liquidation of JX Holdings, the assets remaining after payment of all the debts, liquidation expenses and taxes will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold.

Issuance of New Shares

JX Holdings may generally issue new shares or transfer existing shares held by it as treasury stock by a resolution of the board of directors up to the authorized number of shares prescribed in JX Holdings’ articles of incorporation. However, a resolution of a general meeting of shareholders, which requires an affirmative vote of a majority of the voting rights of the shareholders represented at the meeting where a quorum of a majority of the total voting rights is present, is required if (i) such issuance of new shares or transfer of existing shares results in a person who subscribes for such shares and its subsidiaries having more than 50% of voting rights of all shareholders in total following such issuance of new shares or transfer of existing shares, subject to certain exceptions, and (ii) shareholders representing at least ten percent of the voting rights of all shareholders notifies JX Holdings of their intention to oppose such issuance of new shares or transfer of existing shares within two weeks from the date of filing of the securities registration statement in relation to such new shares or transfer of existing shares, unless JX Holdings’ financial condition is extremely severe and there is an urgent necessity for business continuity of JX Holdings. Similar procedures are applicable to an issuance of stock acquisition rights and transfer of existing stock acquisition rights.

Subscription Rights

Shareholders of JX Holdings have no preemptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares at a “specially favorable” price described in (h) of the “—Voting Rights” and the issuance of new shares which requires shareholders’ approval described in “—Issuance of New Shares” above. The board of directors may, however, determine that shareholders be given subscription rights with respect to new shares. In that case, such subscription rights must be given on identical terms to all shareholders as of a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

JX Holdings may issue stock acquisition rights or bonds with stock acquisition rights. Upon the exercise of stock acquisition rights, JX Holdings will be obligated to either issue the required number of new shares or, alternatively, to transfer the necessary number of shares from treasury stock. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under a specially favorable condition described in (h) of the “—Voting Rights” or is subject to the shareholders’ approval requirement described in “—Issuance of New Shares” above.

Register of Shareholders

The registration of names, addresses and other information of shareholders in JX Holdings’ register of shareholders will be made by JX Holdings upon the receipt of the general shareholders notification given to JX Holdings by JASDEC based on information provided by the account managing institutions to JASDEC. In the event of the issuance of new shares, JX Holdings will register the names, addresses and other information of shareholders in JX Holdings’ register of shareholders without the general shareholders notification. A general shareholders notification will be made only in cases prescribed under the Book-Entry Law such as when the company fixes the record date and when the company makes requests to JASDEC for any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against the company immediately after the shareholder acquires shares, unless the shareholder’s name and address are registered in JX Holdings’ register of shareholders upon receipt of the general shareholders’ notification, except that, with respect to the exercise of minority shareholders’ rights defined under the Book-Entry Law, the shareholder may exercise such rights upon giving the company a notice of individual shareholders through JASDEC during a certain period prescribed under the Book-Entry Law.

Record Date

Under the articles of incorporation of JX Holdings, March 31 is the record date for JX Holdings’ year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders and September 30 is the record date for JX Holdings’ interim dividends. In addition, by a resolution of the board of directors, and after giving at least two weeks’ prior public notice, JX Holdings may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.

Under the Book-Entry Law, JASDEC is required to promptly give JX Holdings notice of the names and addresses of JX Holdings’ shareholders, the number of shares held by them and other relevant information as of each record date.

Repurchase by JX Holdings of Common Stock

JX Holdings may repurchase its shares of common stock:

(a) by way of purchase on any stock exchange on which its shares are listed or by way of a tender offer under the Financial Instruments and Exchange Act of Japan, or FIEA, pursuant to a resolution at a general meeting of shareholders or a resolution of the board of directors;

(b) by purchase from a specific party other than any of its subsidiaries, pursuant to a special resolution at a general meeting of shareholders; and

(c) by purchase from any of its subsidiaries, pursuant to the resolution of the board of directors.

In the case of (b) above, any other shareholders may request that they be added to the specific shareholders mentioned in (b) above for the proposal for the general meeting of shareholders, unless the purchase price or any other consideration will not exceed the greater of either: (i) the market price on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted (or, if there is no trading in the shares on the stock exchange, or if the stock exchange is not open for business on such day, the price at which the shares are first traded on such stock exchange thereafter); or (ii) if the tender offer is made for the shares on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted, the purchase price of the shares provided in the agreement regarding such tender offer.

In general, the total price of the shares to be repurchased by JX Holdings may not exceed the amount that JX Holdings may distribute as surplus. For more details regarding surplus, see “—Dividends” above.

Transfer Agent

JX Holdings’ transfer agent, as set forth in the share handling regulations of JX Holdings, is Sumitomo Mitsui Trust Bank, Limited. The transfer agent maintains JX Holdings’ register of shareholders.

Reporting of Shareholders

The FIEA and its related regulations, in general, require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director of an appropriate Local Finance Bureau of the Ministry of Finance, within five business days, a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of one percent or more in any such holding ratio or any change in material matters set out in any previous filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. A holder must file the report electronically and furnish copies thereof to the issuer of such shares and to all the Japanese stock exchanges on which the shares are listed. The report is then disclosed via the Internet.

JAPANESE FOREIGN EXCHANGE AND CERTAIN OTHER REGULATIONS

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances thereunder, collectively known as the Foreign Exchange Regulations, set forth, among other things, regulations relating to the receipt by Exchange Non-Residents of payment with respect to shares to be issued by JX Holdings and the acquisition and holding of shares by Exchange Non-Residents and Foreign Investors, both as defined below. In general, the Foreign Exchange Regulations as currently in effect do not affect transactions using non-Japanese currencies between Exchange Non-Residents who purchase or sell JX Holdings’ shares outside Japan.

The Foreign Exchange Regulations define “Exchange Residents” as:

•	individuals who are resident in Japan; or

•	corporations whose principal offices are located inside Japan.

The Foreign Exchange Regulations define “Exchange Non-Residents” as:

•	individuals who are not resident in Japan; or

•	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations within Japan are regarded as Exchange Residents, and branches and other offices of Japanese corporations located outside Japan are regarded as Exchange Non-Residents.

The Foreign Exchange Regulations define “Foreign Investors” as:

•	individuals who are Exchange Non-Residents;

•	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•	corporations (i) not less than 50% of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within either of the preceding two items or (ii) a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are Exchange Non-Residents.

Acquisition of Shares

In general, the acquisition of shares of a Japanese company listed on any Japanese stock exchange by an Exchange Non-Resident from an Exchange Resident may be made without any restriction on the Exchange Non-Resident, except for cases where such acquisition constitutes an “Inward Direct Investment” described below. Exchange Residents who acquire or transfer such shares from or to an Exchange Non-Resident must file a retroactive report to the Minister of Finance following such acquisition or transfer, unless:

•	the aggregate purchase price of the relevant shares is ¥100 million or less;

•	the transfer is made through any securities firm, bank or other entity prescribed by the Exchange Regulations acting as an agent or intermediary; or

•	the acquisition constitutes an Inward Direct Investment described below.

Inward Direct Investment

Acquisition of shares in a listed Japanese corporation by a Foreign Investor from any other person constitutes an Inward Direct Investment if such Foreign Investor acquires and, together with parties who have a special relationship with such Foreign Investor as defined in the cabinet order, holds 10% or more of the total issued shares of such corporation upon completion of the proposed acquisition. In general, any Foreign Investor who intends to engage in an Inward Direct Investment must file a report of the acquisition with the Minister of Finance and any other competent ministers having jurisdiction over the relevant Japanese company on or before the 15th day of the month following the month in which such acquisition was made. However, if the relevant Japanese company engages in any of the specific businesses designated by the Foreign Exchange Regulations (including, but not limited to, the petroleum refinery business which is currently conducted by JX Holdings), the Foreign Investor must in general give prior notification to the Minister of Finance and other relevant ministers. In this case, such a proposed acquisition may not be completed until 30 days have passed from the date of the filing as a general rule. The ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition.

Dividends and Proceeds of Sales

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares of common stock held by Exchange Non-Residents may in general be converted into any foreign currency and repatriated abroad.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Upon the effectiveness of the share exchange, the shareholders of TonenGeneral will become shareholders of JX Holdings, which will be renamed Holdco. Each of TonenGeneral and JX Holdings is a joint stock corporation organized under the laws of Japan, and the common stock of each of TonenGeneral and JX Holdings is listed on the Tokyo Stock Exchange in Japan. The common stock of JX Holdings is also listed for trading on the Nagoya Stock Exchange in Japan. In addition, the descriptions of the attributes of shares of common stock in the articles of incorporation of each of JX Holdings and TonenGeneral are substantially similar. As a result, there are no material differences in the legal rights of holders of JX Holdings common stock as compared to those of the holders of TonenGeneral common stock, except that: (i) the record date for TonenGeneral’s year-end dividends and the determination of shareholders entitled to vote at the annual meeting of shareholders is December 31 (and the record date for interim dividends is June 30), while the record date for the same matters for JX Holdings is March 31 (and the record date for interim dividends is September 30); (ii) the number of shares in a unit of shares of TonenGeneral common stock is 1,000, while that of JX Holdings is 100; (iii) a holder of shares of less than one unit of shares of JX Holdings does not have any right as a shareholder of such shares other than (x) the rights stipulated in each item of Article 189(2) of the Companies Act, (y) the right to receive allotment of shares and stock acquisition rights in proportion to the number of shares held by such holder, and (z) the right to demand that JX Holdings sell to the holder from any available treasury stock such number of shares as may be necessary to raise the holder’s share ownership to a whole unit, whereas a holder of less than one unit of shares of TonenGeneral has the same rights as any other shareholder (other than the right to vote at a shareholders’ meeting and any rights deriving from such voting rights, with respect to such shares constituting less than one unit); and (iv) unclaimed dividends of TonenGeneral will be forfeited after five years, while unclaimed dividends of JX Holdings will be forfeited after three years.

TAXATION

You are urged to consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of the share exchange and of owning and disposing of JX Holdings shares in your particular circumstances.

For the purposes of discussion of Japanese and U.S. tax consequences of the share exchange below, the term “Treaty” shall refer to the current income tax convention between the United States and Japan, as amended; a “U.S. Holder” shall refer to any beneficial owner of shares of TonenGeneral common stock that either receives shares of JX Holdings common stock pursuant to the share exchange or properly exercises dissenters’ rights and that is (i) a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; and an “Eligible U.S. Holder” shall refer to a U.S. Holder that: (i) is a resident of the United States for purposes of the Treaty; (ii) does not maintain a permanent establishment in Japan (a) with which shares of JX Holdings common stock are effectively connected or (b) of which shares of JX Holdings common stock form part of the business property; and (iii) is eligible for benefits under the Treaty, with respect to income and gain derived in connection with the shares of JX Holdings common stock.

Japanese Tax Consequences

The following is a discussion of the principal Japanese tax consequences (limited to national taxes) of the share exchange and the ownership of shares of Holdco’s common stock to non-resident holders who hold shares of TonenGeneral common stock and ultimately of Holdco’s common stock. The discussion is the opinion of Mori Hamada & Matsumoto, Japanese counsel to JX Holdings. A “non-resident holder” means a holder of shares of TonenGeneral’s or Holdco common stock, as the case may be, who holds such shares as portfolio investments, and who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan. For purposes of this discussion, a holder of shares is considered to own such shares, as applicable, as a portfolio investment if the holder owns less than 25% of the total number of the relevant corporation’s issued shares.

The statements regarding Japanese tax laws set forth below are based on the laws in force and double taxation conventions applicable as of the date hereof which are subject to change, possibly on a retroactive basis, including changes due to the forthcoming 2017 Annual Tax Reform. This discussion is not exhaustive of all possible tax considerations which may apply to a particular non-resident holder and potential non-resident holders are advised to satisfy themselves as to the overall tax consequences of the share exchange and of the acquisition, ownership and disposition of Holdco’s shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are residents, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Consequences of the Share Exchange

Under the terms of the share exchange, shares of TonenGeneral common stock will be exchanged solely for shares of JX Holdings common stock, and no cash or other property other than shares of JX Holdings common stock will be distributed to holders of shares of TonenGeneral common stock, except that some holders of shares of TonenGeneral common stock may receive cash (i) in lieu of fractional shares of JX Holdings common stock where such fractional shares arise due to the exchange ratio in the share exchange or (ii) as a result of their exercise of dissenters’ appraisal rights under the Companies Act.

Except as described in the following paragraph, non-resident holders holding TonenGeneral shares as a portfolio investor will not be subject to Japanese taxation with respect to the share exchange.

If holders of shares of TonenGeneral common stock receive cash payments of the sale price from TonenGeneral as a result of their exercise of dissenters’ appraisal rights under the Companies Act, the portion of such sale price in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws will be deemed dividends for Japanese tax purposes, and such deemed dividend portion, if any, will generally be subject to Japanese withholding tax. Non-resident holders who wish to exercise dissenters’ appraisal rights are urged to consult their own tax advisors with respect to the exact tax consequences of their exercise of dissenters’ appraisal rights. See “The Share Exchange—Dissenters’ Appraisal Rights” for a further discussion of dissenters’ appraisal rights of shareholders of TonenGeneral common stock.

Ownership and Disposition of Holdco’s Shares

Generally, a non-resident holder will be subject to Japanese withholding tax on dividends paid by Holdco. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax, or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to non-resident holders is generally 20.42%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of Holdco common stock) to non-resident holders, except for any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends to be paid on or after January 1, 2014.

At the date of this prospectus, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, and 10% under the income tax treaties with Australia, France, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States).

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Holdco to any particular non-resident holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident holder, such non-resident holder of shares of Holdco common stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks together with any required forms and documents. A non-resident holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. Holdco does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale or other disposition of shares of Holdco common stock outside Japan by a non-resident holder holding such shares as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law.

Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired from an individual shares of Holdco common stock as legatee, heir or donee even if neither the acquiring individual nor the decedent nor the donor is a Japanese resident.

Holders of Holdco’s shares of common stock should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. Federal Income Tax Consequences

The following discussion describes the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange and of owning Holdco common stock following the share exchange. The discussion is the opinion of Shearman & Sterling LLP, U.S. tax counsel to JX Holdings. The discussion is applicable to a U.S. Holder that has held shares of TonenGeneral common stock as capital assets within the meaning of Section 1221 of the Code, and will hold shares of common stock of JX Holdings, which will be renamed Holdco, as capital assets following the share exchange.

Except where noted, this discussion does not deal with holders that are subject to special rules, such as the following:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks, financial institutions, insurance companies or mutual funds;

•	tax-exempt entities;

•	former citizens or long-term residents of the United States;

•	persons holding shares of TonenGeneral common stock or JX Holdings common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning (directly, indirectly or constructively) 10% or more of the voting shares of TonenGeneral;

•	holders of TonenGeneral stock options;

•	persons who received their shares of TonenGeneral common stock upon the exercise of stock options or otherwise as compensation for services;

•	except as specifically described below, U.S. Holders of shares of TonenGeneral common stock that will own (directly, indirectly or constructively) 5% or more of either the total voting power or the total value of the shares of JX Holdings immediately after the share exchange or the integrated transaction, as discussed below (“5% Transferee Shareholders”); or

•	persons whose “functional currency” is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the Code, U.S. Treasury regulations, rulings and judicial decisions issued under the Code as of the date of this registration statement. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Neither JX Holdings nor TonenGeneral has requested a ruling from the IRS with respect to any of the U.S. federal income tax consequences of the share exchange or any of the other matters discussed herein and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below, or that such conclusions, if challenged, will be upheld by a court.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to U.S. Holders in light of their particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (other than Japanese withholding taxes, as specifically described under “—Ownership and Disposition of shares of Holdco Common Stock—Distributions”), or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences or alternative minimum tax consequences. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the share exchange and the ownership or disposition of shares of Holdco common stock in light of their particular circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of TonenGeneral common stock and will hold shares of Holdco common stock after the share exchange, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding such stock should consult their own tax advisors regarding the U.S. federal tax treatment of the share exchange and of holding shares of Holdco common stock.

The Share Exchange

Treatment of the Share Exchange and the Merger

The share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation have not been structured to achieve a particular treatment for U.S. federal income tax purposes, and JX Holdings and TonenGeneral have no obligation to structure the share exchange or the merger in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to JX Holdings, that, as the share exchange and the merger are structured, it is more likely than not that either (i) the share exchange, considered independently of the merger, will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code or (ii) the share exchange and the merger, considered together as an integrated transaction, will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, qualification of the share exchange or the integrated transaction as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange and the merger. For example, depending on the circumstances, distributions of assets currently held by TonenGeneral and JX Nippon Oil & Energy Corporation pursuant to an absorption-type company split, a Japanese corporate law procedure that may occur after the share exchange and the merger, could cause the share exchange or the integrated transaction to fail to qualify as a reorganization. Because the integration of the businesses of JX Holdings and TonenGeneral may be a complex process, the details of which have not yet been determined, JX Holdings cannot state with certainty at this time that such transactions will not occur. In addition, the provisions of the Code that govern reorganizations are extremely complex, and are based on typical merger and other transaction structures effected under U.S. law. Because the share exchange and the merger will be carried out pursuant to Japanese laws which differ from the relevant U.S. laws, it is not certain that the U.S. tax authorities would apply the reorganization rules to them in the same manner they would to U.S. transactions, particularly given that several related transactions may occur on the date of the share exchange. As a result of the foregoing considerations, U.S. tax counsel to JX Holdings is not able to provide a higher degree of certainty regarding the qualification of the share exchange or the integrated transaction as a reorganization for U.S. federal income tax purposes. The following sections describe the U.S. federal income tax consequences that will be applicable to a U.S. Holder (i) if the share exchange or the integrated transaction qualifies as a reorganization and (ii) if neither the share exchange, considered independently, nor the integrated transaction, qualifies as a reorganization.

Share Exchange or the Integrated Transaction Qualifies as a Reorganization

If the share exchange, considered independently, or the share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation, considered together as an integrated transaction qualifies as a reorganization, and subject to the discussion under “—Ownership and Disposition of Shares of Holdco Common Stock—Passive Foreign Investment Company Considerations” below, no gain or loss will be recognized by a U.S. Holder on the exchange of shares of TonenGeneral common stock for shares of JX Holdings common stock, except with respect to any cash received in lieu of a fractional share of JX Holdings common stock. Cash received in lieu of a fractional share of JX Holdings common stock will be treated as a payment in exchange for the fractional share of JX Holdings common stock, resulting in gain or loss equal to the difference between the amount of cash received for the fractional share of JX Holdings common stock and the U.S. Holder’s adjusted tax basis attributable to the fractional share of JX Holdings common stock.

The aggregate tax basis of the shares of JX Holdings common stock received by a U.S. Holder in exchange for shares of TonenGeneral common stock will equal the aggregate tax basis of the U.S. Holder’s shares of TonenGeneral common stock exchanged, reduced by any tax basis attributable to fractional shares of JX Holdings common stock treated as exchanged for cash and increased by the amount of gain recognized in the share exchange. The holding period of the shares of JX Holdings common stock received will include the holding period of the shares of TonenGeneral common stock exchanged for the shares of JX Holdings common stock. If the U.S. Holder acquired different blocks of shares of TonenGeneral common stock at different times and at different prices, the tax basis and holding period of the shares of JX Holdings common stock the U.S. Holder received will be determined separately with respect to each block of the shares of TonenGeneral common stock exchanged for shares of JX Holdings common stock and the shares of JX Holdings common stock received by the U.S. Holder will be allocated pro rata to each such block of shares.

Any gain or loss recognized by a U.S. Holder will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of TonenGeneral common stock exceeds one year at the time of the share exchange or the integrated transaction, as applicable. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain recognized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

5% Transferee Shareholders

Additional, special rules will apply to a U.S. Holder that is a 5% Transferee Shareholder following the share exchange, considered independently, or the share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation, considered together as an integrated transaction if the share exchange, considered independently, or the integrated transaction qualifies as a reorganization. To avoid the recognition of gain, a 5% Transferee Shareholder will need to enter into a gain recognition agreement in accordance with applicable U.S. Treasury regulations. In addition, the 5% Transferee Shareholder will be required to file certain annual information statements with its U.S. federal income tax returns for each of the first five full taxable years following the taxable year of the share exchange or the integrated transaction, as applicable. U.S. Holders that may be 5% Transferee Shareholders following the share exchange or the integrated transaction, as applicable, should consult their own tax advisors regarding the requirements that may apply to them.

Share Exchange or the Integrated Transaction Does Not Qualify as a Reorganization

If neither the share exchange, considered independently, nor the share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation, considered together as an integrated transaction qualifies as a reorganization, and subject to the discussion under “—Ownership and Disposition of Shares of Holdco Common Stock—Passive Foreign Investment Company Considerations” below, a U.S. Holder that exchanges its shares of TonenGeneral common stock for shares of JX Holdings common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of JX Holdings common stock received and (b) any cash received in lieu of fractional shares of JX Holdings common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of TonenGeneral common stock exchanged.

Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of TonenGeneral common stock exceeds one year at the time of the share exchange or integrated transaction, as applicable. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain recognized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

A U.S. Holder’s aggregate tax basis in the shares of JX Holdings common stock received will be the fair market value of those shares on the date the U.S. Holder receives them. The U.S. Holder’s holding period for shares of JX Holdings common stock received will begin on the day after the date the U.S. Holder receives those shares.

Dissenters’ Rights

Regardless of whether the share exchange, considered independently, or the share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation, considered together as an integrated transaction qualifies as a reorganization, a U.S. Holder that properly exercises dissenters’ appraisal rights with respect to shares of TonenGeneral common stock will recognize taxable capital gain or loss based upon the difference between the amount of cash received by such U.S. Holder (including any Japanese taxes withheld, as described under “—Japanese Tax Consequences—Consequences of the Share Exchange”) and the U.S. Holder’s tax basis in the shares of TonenGeneral common stock exchanged. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of TonenGeneral common stock exceeds one year. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain realized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

Records and Reporting Requirements

If the share exchange, considered independently, or the share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation, considered together as an integrated transaction, qualifies as a reorganization, a U.S. Holder that is a “significant holder” within the meaning of U.S. Treasury regulations Section 1.368-3(c)(1) will be required to attach a statement to its U.S. federal income tax return for the year in which the share exchange or the integrated transaction, as applicable, occurs that contains the information listed in U.S. Treasury regulations Section 1.368-3(b), including the U.S. Holder’s tax basis in its shares of TonenGeneral common stock and the fair market value of the U.S. Holder’s shares of TonenGeneral common stock immediately before they were exchanged for shares of JX Holdings common stock. A “significant holder” includes a holder of securities of a corporation with a tax basis of $1 million or more.

All U.S. Holders should keep records regarding the number, basis and fair market value of their shares of TonenGeneral common stock exchanged for shares of JX Holdings common stock. All U.S. Holders, including any potential 5% Transferee Shareholders, should consult their own tax advisors regarding any record-keeping and reporting requirements applicable to them in respect of the share exchange or the integrated transaction, as applicable.

Ownership and Disposition of Shares of Holdco Common Stock

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid to a U.S. Holder with respect to shares of Holdco common stock, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of Holdco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. To the extent amounts paid with respect to shares of Holdco common stock exceed Holdco’s current and accumulated earnings and profits, those amounts will instead be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares of Holdco common stock, and thereafter as capital gain.

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders, including individuals, are subject to reduced rates of U.S. federal income taxation, provided certain holding period requirements are satisfied. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States that meets certain requirements. The U.S. Treasury Department has determined that the Treaty meets these requirements, and it is expected that Holdco will be eligible for the benefits of the Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the reduced U.S. federal income tax rate on dividends in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Japanese yen are converted into U.S. dollars on such date. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Subject to certain limitations, Japanese tax withheld on dividends will be treated as a foreign tax eligible for credit or deduction against a U.S. Holder’s U.S. federal income tax liability. See “—Japanese Tax Consequences—Ownership and Disposition of Holdco Shares” for a discussion of the Japanese withholding tax and, if applicable, how to obtain the reduced withholding tax rate. Special rules apply in determining the U.S. foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to the reduced rates of U.S. federal income taxation described above. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by a U.S. Holder to any foreign country with respect to that year. Dividends paid on shares of Holdco common stock will be treated as income from sources outside the United States and will constitute “passive income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Sale or Other Disposition of Shares of Holdco Common Stock

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of shares of Holdco common stock in an amount equal to the difference between the amount realized for the shares of Holdco common stock and such U.S. Holder’s tax basis in the shares of Holdco common stock. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Holdco common stock exceeds one year at the time of sale or other disposition. Long-term capital gains of non-corporate

U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. Holder on the shares of Holdco common stock will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special, unfavorable, U.S. federal income tax rules will apply to U.S. Holders that have held shares of TonenGeneral common stock or will hold shares of Holdco common stock if TonenGeneral or Holdco has been or is a PFIC at any time during which the U.S. Holder has held or holds shares of TonenGeneral common stock or Holdco common stock. Such rules may change the treatment of distributions on and dispositions of shares of Holdco common stock described above and the treatment of the exchange of shares of TonenGeneral common stock pursuant to the share exchange or the integrated transaction, as applicable. A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year if (i) at least 75% of its gross income is “passive” income or (ii) at least 50% of the gross value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce passive income or are held for the production of passive income.

It is unlikely that TonenGeneral was a PFIC for the fiscal year ended December 31, 2015 or will be a PFIC for its current fiscal year, based on the expected composition of its income and assets. Neither JX Holdings nor TonenGeneral has made a determination whether TonenGeneral was a PFIC for any fiscal year ending prior to December 31, 2015. JX Holdings does not believe that it was a PFIC for U.S. federal income tax purposes for its fiscal year ended March 31, 2016, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually after the end of the fiscal year and the application of the PFIC rules is not entirely clear, no assurances can be made regarding determination of the PFIC status of TonenGeneral, JX Holdings or Holdco in the current or any future fiscal year. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences applicable to their own tax situation.

If the share exchange, considered independently, or the share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation, considered together as an integrated transaction qualifies as a reorganization and TonenGeneral has been a PFIC at any time during the holding period of a U.S. Holder, assuming that JX Holdings is not a PFIC in the taxable year of the share exchange or the integrated transaction, as expected, and a U.S. Holder of TonenGeneral common stock has not made certain elections with respect to TonenGeneral, such U.S. Holder would likely recognize gain (but not loss) upon the exchange of its shares of TonenGeneral common stock for shares of JX Holdings common stock. The gain would be equal to the difference between (i) the sum of (a) the fair market value of the shares of JX Holdings common stock received and (b) any cash received in lieu of fractional shares of JX Holdings common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of TonenGeneral common stock exchanged. If neither the share exchange, considered independently, nor the integrated transaction qualifies as a reorganization and TonenGeneral has been a PFIC at any time during the holding period of a U.S. Holder, a U.S. Holder will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of JX Holdings common stock received and (b) any cash received in lieu of fractional shares of JX Holdings common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of TonenGeneral common stock exchanged.

If Holdco is a PFIC at any time during the holding period of a U.S. Holder, gain on disposition of shares of Holdco common stock and any distribution in excess of 125% of the average of the annual distributions on shares of Holdco common stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period (whichever is shorter) will be subject to the PFIC rules. Finally, if Holdco is a PFIC for the taxable year in which a dividend is paid or the preceding year, such dividends will not be eligible for reduced rates of U.S. federal income taxation as described above under “—Ownership and Disposition of Shares of Holdco Common Stock—Distributions.”

In each case described in the preceding two paragraphs, in the absence of certain elections, the gain and any excess distributions would be allocated ratably to each day of the U.S. Holder’s holding period for the shares of TonenGeneral common stock or Holdco common stock (as applicable). Amounts allocated to the current taxable year and to any taxable years before TonenGeneral or Holdco (as applicable) became a PFIC would be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each other taxable year beginning with the taxable year that TonenGeneral or Holdco (as applicable) became a PFIC would be taxed at the highest rate in effect for that taxable year on ordinary income. The tax would be subject to an interest charge at the rate applicable to underpayments of income tax. If a U.S. Holder owned or owns shares of TonenGeneral common stock or Holdco common stock, as applicable, in any year in which TonenGeneral or Holdco was or is a PFIC, the U.S. Holder will be required to file IRS Form 8621 (or any other form subsequently specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return.

U.S. Holders are encouraged to consult their own tax advisors with respect to the U.S. federal income tax consequences applicable to their own tax situation.

Information Reporting and Backup Withholding

Information reporting requirements will apply to (i) cash payments received, if any, in the share exchange, considered independently, or the share exchange and the merger of TonenGeneral with and into JX Nippon Oil & Energy Corporation, considered together as an integrated transaction, (ii) dividends in respect of shares of Holdco common stock and (iii) the proceeds received on the sale or other disposition of shares of Holdco common stock within the United States, and, in some cases, outside of the United States by a U.S. Holder unless such U.S. Holder is an exempt recipient. In addition, backup withholding may apply to such amounts if a U.S. Holder fails to provide an accurate taxpayer identification number or fails either to report dividends required to be shown on U.S. federal income tax returns or to make certain certifications. The amount of any backup withholding from a payment may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of Holdco common stock) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of shares of common stock.

EXPERTS

The consolidated statements of financial position of JX Holdings as of March 31, 2016 and 2015 and April 1, 2014, and the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for each of the two years in the period ended March 31, appearing in this prospectus and registration statement have been audited by Ernst & Young ShinNihon LLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and have been included in reliance on the authority of their report as experts in accounting and auditing.

The consolidated financial statements of TonenGeneral as of December 31, 2015, December 31, 2014 and January 1, 2014, and for each of the two years in the period ended December 31, 2015, included in this prospectus and registration statement have been so included in reliance on the report of PricewaterhouseCoopers Aarata LLC, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

Certain information included in this prospectus regarding estimated quantities of JX Holdings’ oil and gas reserves is based on estimates of the reserves prepared by DeGolyer and MacNaughton, independent petroleum engineering firm, and all such information has been so included in reliance on the authority of such firm as experts regarding the matters contained in its report.

ENFORCEABILITY OF CIVIL LIABILITIES

JX Holdings is a joint stock company incorporated under the laws of Japan. All of JX Holdings’ directors, senior management and audit & supervisory board members reside outside the United States. Furthermore, many of the assets of JX Holdings and these persons are located in Japan or elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. JX Holdings’ Japanese counsel, Mori Hamada & Matsumoto, has advised JX Holdings that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States. A Japanese court may refuse to apply provisions of U.S. securities laws in original actions, or to enforce judgments of U.S. courts that are based on such provisions, if it considers such provisions to be contrary to the public policy of Japan.

Mori Hamada & Matsumoto has further advised that the United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters, and a Japanese court may deem that there is not sufficient basis for the reciprocity on the enforcement of judgments. Therefore, if you obtain a civil judgment by a U.S. court, you may not be able to enforce it in Japan.

Our agent for service of process is JX Nippon Oil & Energy (Americas) Inc.

LEGAL MATTERS

The legality of the JX Holdings common stock exchanged hereby will be passed upon for JX Holdings by Mori Hamada & Matsumoto. Certain U.S. federal income tax matters will be passed upon for JX Holdings by Shearman & Sterling LLP.

WHERE YOU CAN FIND MORE INFORMATION

JX Holdings is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from some of the requirements of that Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

JX Holdings does not have a reporting obligation in the United States under the Securities Exchange Act of 1934. Following the date of this prospectus, JX Holdings will be subject to reporting obligations and any filings it makes will be available via the website of the United States Securities and Exchange Commission, or SEC, at www.sec.gov. You may also read and copy any reports, statements or other information filed by JX Holdings at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains filings by reporting companies, including those filed by JX Holdings, at http://www.sec.gov. The information contained in the website is not incorporated by reference into this prospectus.

JX Holdings files annual and quarterly-annual securities reports and other reports, in Japanese, under the Financial Instruments and Exchange Act of Japan with the applicable local finance bureau in Japan.

Neither JX Holdings nor TonenGeneral has authorized anyone to give any information or make any representation about the share exchange that is different from, or in addition to, that contained in this prospectus. The information contained in this prospectus speaks only as of the date hereof unless the information specifically indicates that another date applies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

JX Holdings, Inc.

We have audited the accompanying consolidated statements of financial position of JX Holdings, Inc. and subsidiaries (the “Company”) as of March 31, 2016 and 2015 and April 1, 2014, and the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for each of the two years in the period ended March 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JX Holdings, Inc. and subsidiaries at March 31, 2016 and 2015 and April 1, 2014, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

August 1, 2016

except for the third paragraph of Note 1 and Note 34, as to which date is

September 26, 2016

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

		(Millions of Yen)
	Notes	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
ASSETS
Current assets
Cash and cash equivalents	7, 20	537,878	386,696	296,716
Trade and other receivables	8, 20	876,368	1,117,481	1,492,788
Inventories	9	1,008,306	1,317,701	1,746,026
Other financial assets	20	78,901	74,398	76,753
Other current assets	19	137,601	128,931	132,612

		2,639,054	3,025,207	3,744,895
Assets held for sale	10, 14	33,828	—	—

Total current assets		2,672,882	3,025,207	3,744,895

Non-current assets
Property, plant and equipment	10, 12, 13	3,054,389	3,382,747	3,166,585
Goodwill	11, 13	17,061	16,653	21,091
Intangible assets	11, 12, 13	53,705	57,873	63,847
Investments accounted for using the equity method	33	409,837	432,040	405,700
Other financial assets	20	398,839	613,240	549,735
Other non-current assets	18	6,249	7,411	7,781
Deferred tax assets	19	215,552	116,001	83,750

Total non-current assets		4,155,632	4,625,965	4,298,489

Total assets		6,828,514	7,651,172	8,043,384

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position

		(Millions of Yen)
	Notes	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
LIABILITIES
Current liabilities
Trade and other payables	15, 20	1,371,935	1,515,711	1,641,831
Bonds and borrowings	16, 20	999,336	1,178,932	1,485,245
Income taxes payable		24,361	21,256	28,333
Other financial liabilities	20	22,419	18,887	15,751
Provisions	17	7,142	9,651	7,507
Other current liabilities	15	324,913	334,012	319,299

		2,750,106	3,078,449	3,497,966
Liabilities directly related to assets held for sale	14, 17	12,473	—	—

Total current liabilities		2,762,579	3,078,449	3,497,966

Non-current liabilities
Bonds and borrowings	16, 20	1,540,807	1,460,764	1,275,124
Liabilities for retirement benefits	18	130,572	117,481	119,867
Other financial liabilities	20	35,012	17,320	13,154
Provisions	17	137,323	136,532	121,178
Other non-current liabilities		85,887	85,866	78,942
Deferred tax liabilities	19	108,327	171,126	186,530

Total non-current liabilities		2,037,928	1,989,089	1,794,795

Total liabilities		4,800,507	5,067,538	5,292,761

EQUITY
Equity attributable to owners of the parent
Common stock	21	100,000	100,000	100,000
Capital surplus	21	748,489	745,777	746,711
Retained earnings	21	576,003	884,419	1,231,447
Treasury stock	21	(3,959)	(3,926)	(3,893)
Other components of equity	21	162,544	350,390	190,465

Total equity attributable to owners of the parent		1,583,077	2,076,660	2,264,730
Non-controlling interests		444,930	506,974	485,893

Total equity		2,028,007	2,583,634	2,750,623

Total liabilities and equity		6,828,514	7,651,172	8,043,384

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit or loss

		(Millions of Yen)
	Notes	Year ended March 31, 2016	Year ended March 31, 2015
Continuing operations
Revenue	6	7,530,895	9,562,538
Cost of sales	23	6,963,115	9,115,053

Gross profit		567,780	447,485

Selling, general and administrative expenses	23	625,557	623,258
Share of profit of investments accounted for using the equity method	6, 33	14,225	37,629
Other operating income	25	58,099	138,817
Other operating expenses	25	365,268	265,647

Operating loss		(350,721)	(264,974)

Finance income	24	18,395	8,124
Finance costs	24	25,246	45,299

Loss before tax		(357,572)	(302,149)

Income tax (benefit) expense	26	(47,782)	3,465

Loss for the year		(309,790)	(305,614)

Loss for the year attributable to:
Owners of the parent		(273,607)	(284,643)
Non-controlling interests		(36,183)	(20,971)

Loss for the year		(309,790)	(305,614)

		(Yen)
Loss per share attributable to owners of the parent,
basic and diluted	28	(110.04)	(114.48)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income or loss

		(Millions of Yen)
	Notes	Year ended March 31, 2016	Year ended March 31, 2015
Loss for the year		(309,790)	(305,614)

Other comprehensive (loss) income, net of tax	27
Items that will not be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive (loss) income		(121,185)	14,514
Remeasurement (losses) gains on defined benefit plans		(10,656)	3,933
Share of other comprehensive loss of investments accounted for using the equity method	33	(821)	(814)

		(132,662)	17,633

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(37,353)	144,938
Changes in fair value of cash flow hedges		(18,061)	(6,371)
Share of other comprehensive (loss) income of investments accounted for using the equity method	33	(11,750)	26,756

		(67,164)	165,323

Other comprehensive (loss) income, net of tax		(199,826)	182,956

Total comprehensive loss for the year		(509,616)	(122,658)

Comprehensive (loss) income for the year attributable to:
Owners of the parent		(454,541)	(147,309)
Non-controlling interests		(55,075)	24,651

Total comprehensive loss for the year		(509,616)	(122,658)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

Year ended March 31, 2016

		(Millions of Yen)
	Notes	Common stock	Capital surplus	Retained earnings	Treasury stock
At beginning of the year		100,000	745,777	884,419	(3,926)

Comprehensive loss
Loss for the year		—	—	(273,607)	—
Other comprehensive loss	27	—	—	—	—

Total comprehensive loss		—	—	(273,607)	—

Transactions with owners
Contributions by and distributions to owners
Purchases of treasury stock	21	—	—	—	(33)
Cash dividends	22	—	—	(39,837)	—

		—	—	(39,837)	(33)
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests		—	—	—	—

		—	—	—	—
Other
Transfer from other components of equity to retained earnings		—	—	5,026	—
Transfer from other components of equity to non-financial assets	20	—	—	—	—
Other		—	2,712	2	—

		—	2,712	5,028	—

Total transactions with owners		—	2,712	(34,809)	(33)

At end of the year		100,000	748,489	576,003	(3,959)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		(Millions of Yen)
		Other components of equity
	Notes	Changes in fair value of financial assets measured at fair value through other comprehensive income	Changes in fair value of cash flow hedges	Exchange differences on translation of foreign operations	Remeasurement losses on defined benefit plans	Total	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
At beginning of the year		228,282	(5,847)	127,955	—	350,390	2,076,660	506,974	2,583,634

Comprehensive loss
Loss for the year		—	—	—	—	—	(273,607)	(36,183)	(309,790)
Other comprehensive loss	27	(119,082)	(17,205)	(34,769)	(9,878)	(180,934)	(180,934)	(18,892)	(199,826)

Total comprehensive loss		(119,082)	(17,205)	(34,769)	(9,878)	(180,934)	(454,541)	(55,075)	(509,616)

Transactions with owners
Contributions by and distributions to owners
Purchases of treasury stock	21	—	—	—	—	—	(33)	—	(33)
Cash dividends	22	—	—	—	—	—	(39,837)	(14,618)	(54,455)

		—	—	—	—	—	(39,870)	(14,618)	(54,488)
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests		—	—	—	—	—	—	7,009	7,009

		—	—	—	—	—	—	7,009	7,009
Other
Transfer from other components of equity to retained earnings		(14,904)	—	—	9,878	(5,026)	—	—	—
Transfer from other components of equity to non-financial assets	20	—	(1,650)	—	—	(1,650)	(1,650)	405	(1,245)
Other		—	3	(239)	—	(236)	2,478	235	2,713

		(14,904)	(1,647)	(239)	9,878	(6,912)	828	640	1,468

Total transactions with owners		(14,904)	(1,647)	(239)	9,878	(6,912)	(39,042)	(6,969)	(46,011)

At end of the year		94,296	(24,699)	92,947	—	162,544	1,583,077	444,930	2,028,007

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

Year ended March 31, 2015

		(Millions of Yen)
	Notes	Common stock	Capital surplus	Retained earnings	Treasury stock
At beginning of the year		100,000	746,711	1,231,447	(3,893)

Comprehensive income (loss)
Loss for the year		—	—	(284,643)	—
Other comprehensive income (loss)	27	—	—	—	—

Total comprehensive income (loss)		—	—	(284,643)	—

Transactions with owners
Contributions by and distributions to owners
Purchases of treasury stock	21	—	—	—	(34)
Disposals of treasury stock	21	—	—	—	1
Cash dividends	22	—	—	(39,837)	—

		—	—	(39,837)	(33)
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests		—	—	—	—

		—	—	—	—
Other
Transfer from other components of equity to retained earnings		—	—	(22,496)	—
Transfer from other components of equity to non-financial assets	20	—	—	—	—
Other		—	(934)	(52)	—

		—	(934)	(22,548)	—

Total transactions with owners		—	(934)	(62,385)	(33)

At end of the year		100,000	745,777	884,419	(3,926)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		(Millions of Yen)
		Other components of equity
	Notes	Changes in fair value of financial assets measured at fair value through other comprehensive income	Changes in fair value of cash flow hedges	Exchange differences on translation of foreign operations	Remeasurement gains on defined benefit plans	Total	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
At beginning of the year		191,656	(1,191)	—	—	190,465	2,264,730	485,893	2,750,623

Comprehensive income (loss)
Loss for the year		—	—	—	—	—	(284,643)	(20,971)	(305,614)
Other comprehensive income (loss)	27	10,584	(4,773)	128,047	3,476	137,334	137,334	45,622	182,956

Total comprehensive income (loss)		10,584	(4,773)	128,047	3,476	137,334	(147,309)	24,651	(122,658)

Transactions with owners
Contributions by and distributions to owners
Purchases of treasury stock	21	—	—	—	—	—	(34)	—	(34)
Disposals of treasury stock	21	—	—	—	—	—	1	—	1
Cash dividends	22	—	—	—	—	—	(39,837)	(21,026)	(60,863)

		—	—	—	—	—	(39,870)	(21,026)	(60,896)
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests		—	—	—	—	—	—	14,888	14,888

		—	—	—	—	—	—	14,888	14,888
Other
Transfer from other components of equity to retained earnings		25,972	—	—	(3,476)	22,496	—	—	—
Transfer from other components of equity to non-financial assets	20	—	295	—	—	295	295	2,346	2,641
Other		70	(178)	(92)	—	(200)	(1,186)	222	(964)

		26,042	117	(92)	(3,476)	22,591	(891)	2,568	1,677

Total transactions with owners		26,042	117	(92)	(3,476)	22,591	(40,761)	(3,570)	(44,331)

At end of the year		228,282	(5,847)	127,955	—	350,390	2,076,660	506,974	2,583,634

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

		(Millions of Yen)
	Notes	Year ended March 31, 2016	Year ended March 31, 2015
Cash flows from operating activities
Loss before tax		(357,572)	(302,149)
Depreciation, depletion and amortization		234,983	219,730
Impairment loss	13	318,868	213,901
Changes in liabilities for retirement benefits		13,958	(3,130)
Changes in provisions		(1,761)	1,768
Interest income and dividends income	24, 25	(27,184)	(52,407)
Interest expenses	24	25,179	26,320
Share of profit of investments accounted for using the equity method		(14,225)	(37,629)
Decrease in trade and other receivables		219,577	373,055
Decrease in inventories		306,249	429,566
Decrease in trade and other payables		(88,315)	(141,460)
Interest received		1,183	12,070
Dividends received		58,084	75,274
Interest paid		(27,562)	(43,190)
Income taxes paid		(60,569)	(77,780)
Other		(11,823)	45,609

Net cash flows from operating activities		589,070	739,548

Cash flows from investing activities
Purchases of financial assets (equity investments) measured at fair value through other comprehensive income		(13,898)	(37,327)
Proceeds from the sale of financial assets (equity investments) measured at fair value through other comprehensive income		45,570	1,890
Purchases of Oil and gas assets		(126,664)	(145,818)
Purchases of property, plant and equipment (excluding Oil and gas assets)		(230,486)	(333,693)
Proceeds from sale of property, plant and equipment (excluding Oil and gas assets)		12,863	78,873
Purchases of intangible assets		(9,554)	(11,150)
(Increase) decrease in short-term loans to associates and others, net		(10,487)	4,164
Loans to associates and others (long-term loans)		(3,195)	(20,973)
Repayments of loans by associates and others (long-term loans)		6,075	20,424
Payments for acquisition of subsidiaries resulting in change in scope of consolidation		(636)	(13)
Other		8,378	27,290

Net cash flows used in investing activities		(322,034)	(416,333)

Cash flows from financing activities
Decrease in short-term borrowings, net		(9,337)	(228,171)
Decrease in commercial papers, net		(116,000)	(86,000)
Proceeds from long-term borrowings		277,098	300,421
Repayments of long-term borrowings		(169,913)	(215,969)
Proceeds from issuance of bonds		—	60,000
Redemption of bonds		(42,480)	(30,480)
Purchases of treasury stock, net		(15)	(17)
Capital contribution from non-controlling interests		9,699	13,968
Cash dividends paid	22	(39,837)	(39,837)
Dividends paid to non-controlling interests		(16,213)	(21,457)
Other		(5,640)	(7,079)

Net cash flows used in financing activities		(112,638)	(254,621)

Net increase in cash and cash equivalents		154,398	68,594
Cash and cash equivalents at beginning of the year	7	380,631	295,634
Net foreign exchange differences		(2,756)	16,403

Cash and cash equivalents at end of the year	7	532,273	380,631

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Reporting entity

JX Holdings, Inc., or the Company, is a corporation domiciled in Tokyo, Japan. The consolidated financial statements comprise the financial statements of the Company and its subsidiaries, or JX Group, as well as its interests in associates and joint ventures. The principal operations and activities of JX Group are described in Note 6 “Segment information”.

The consolidated financial statements were authorized for issue by the Company’s Representative Director, President, co-principal executive officer, Yukio Uchida on August 1, 2016.

On August 31, 2016, the Company and TonenGeneral Sekiyu K.K. executed a business integration agreement, or the Business Integration, and other agreements based on resolutions of their respective Board of Directors meetings. The Business Integration is subject to approval at the general meetings of shareholders of both companies and the approval of the relevant governmental authorities. Further details of the Business Integration are given in Note 34 “Subsequent events”.

2. Basis of preparation

Statement of compliance with IFRS

The consolidated financial statements of JX Group have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

JX Group has adopted IFRS for the first time in preparing its consolidated financial statements and the date of transition to IFRS is April 1, 2014. JX Group has applied IFRS 1 “First-time Adoption of International Financial Reporting Standards”, or IFRS 1, upon transition to IFRS. The impacts of the transition to IFRS on financial position, financial performance and cash flows are described in Note 35 “First-time adoption of IFRS”.

Basis of measurement

The consolidated financial statements are prepared on a historical cost basis except for certain items, such as financial instruments measured at fair value, as described in Note 3 “Significant accounting policies”.

Presentation currency and unit

The consolidated financial statements have been presented in Japanese yen, which is also the Company’s functional currency, and amounts have been rounded to the nearest million yen, except where otherwise indicated.

New standards early adopted by the JX Group

JX Group has early adopted IFRS 9 “Financial Instruments” (revised in July 2014), or IFRS 9, from the date of transition to IFRS (April 1, 2014).

3. Significant accounting policies

Basis of consolidation

(a) Subsidiaries

Subsidiaries are entities which are controlled by JX Group. JX Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in JX Group’s consolidated financial statements from the date on which control is obtained until the date on which control is lost. Additionally, the financial statements of subsidiaries are adjusted to conform to the accounting policies adopted by JX Group, as necessary.

When JX Group’s ownership interests in a subsidiary changes and JX Group’s control over the subsidiary continues, the difference between the adjustment of non-controlling interest and the fair value of the consideration paid or received is directly recognized in equity attributed to the owners of the parent in the consolidated statement of financial position.

Inter-company balances on receivables and payables, transactions and unrealized gains or losses resulting from inter-company transactions are eliminated on consolidation. Unrealized losses are eliminated in the same way as unrealized gains and consideration is given as to whether any such unrealized losses represent indicators of impairment.

(b) Associates and joint arrangements

Associates are entities over which JX Group has significant influence, but not control or joint control, over management decision-making in relation to their financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity.

Joint control is a contractual arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each party. Joint operations are joint arrangements whereby the parties who have joint control of the arrangement have rights to the assets and obligations to the liabilities relating to the arrangement. Joint ventures are joint arrangements whereby the parties who have joint control of the arrangement have the rights to the net assets of the arrangement.

Investments in interests in associates and joint ventures are accounted for using the equity method. Under the equity method, investments in interests are initially recognized at cost, and adjusted for changes in the net assets of associates and joint ventures that arise after the date of the acquisition.

When JX Group’s interest in an associate or a joint venture is reduced, but the investment continues to be classified as an associate or a joint venture respectively, JX Group reclassifies to profit or loss the proportion of the related gain or loss that had previously been recognized in other comprehensive income corresponding to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. However, where the investment ceases to be classified as an associate or joint venture but is classified as a financial asset, JX Group measures the retained interest at fair value in accordance with IFRS 9, and recognizes in profit or loss any difference between such fair value and the carrying amount at the date the equity method was discontinued.

JX Group’s share of operating results of associates and joint ventures is adjusted to conform to JX Group’s accounting policy and recognized as “Share of profit or loss of investments accounted for using the equity method” in the consolidated statement of profit or loss. Unrealized gains or losses on transactions are eliminated to the extent of JX Group’s interest in the investee.

Goodwill relating to associates and joint ventures included in the carrying amount of the investment is not tested for impairment separately. JX Group assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. If any objective evidence of impairment exists, JX Group performs an impairment test by comparing the recoverable amount (the higher of value in use and the fair value less costs of disposal, or FVLCD) of the investment to its carrying amount. Any impairment loss recognized in prior periods is reversed only when there has been a change in the estimates used for determining the recoverable amount of the investment, since the last impairment loss was recorded.

For investments in joint operations, JX Group recognizes its assets including its share of any assets held jointly, its liabilities including its share of any liabilities incurred jointly, its revenue from the sale of its share of the output arising from and its share of the revenue from the sale of the output by the joint operation, and its expenses in relation to its rights to the assets and obligations for the liabilities, relating to that joint operation.

Business combinations and goodwill

JX Group applies the acquisition method to account for business combinations. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values as of the acquisition date. Acquisition-related costs are recognized as expenses as incurred. For each transaction, JX Group determines whether to measure the non-controlling interest at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

Goodwill is measured as the excess when the aggregate of the consideration transferred for the business combination, the amount of any non-controlling interest in the acquiree and the fair value of any equity interest in the acquiree previously held by the acquirer exceeds the net amounts of identifiable assets and liabilities at the acquisition date.

When there is no such excess amount due to a bargain purchase, the difference is directly recognized in the consolidated statement of profit or loss.

Goodwill is tested for impairment annually and whenever there is an indication of impairment. Goodwill is presented at cost less accumulated impairment losses. Any impairment loss on goodwill is recognized in the consolidated statement of profit or loss and is not reversed. As described in “Basis of consolidation: (b) Associates and joint arrangements” above, goodwill relating to associates and joint ventures accounted for using the equity method is included within the carrying amount of the investment and is tested for impairment together with the carrying amount of the investment.

For the purpose of impairment testing, goodwill is allocated to each of the cash-generating units, or CGUs, or groups of CGUs expected to benefit from synergies of the business combination.

Business combinations of entities under common control, that is, business combinations in which all combining entities or businesses are controlled by the same party or parties both before and after the business combination (excluding transitory control) are accounted for using the pooling method (i.e. based on the carrying amounts of the assets and liabilities of the combining entities).

Foreign currency translation

(a) Functional currency and presentation currency

Each JX Group’s entity determines its functional currency, which is the currency of the primary economic environment in which each entity operates and items included in the entity’s financial statements are measured using its functional currency. The consolidated financial statements of the JX Group are presented in Japanese yen, which is the Company’s functional currency.

(b) Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of each entity in the JX Group using the exchange rates prevailing at the date of the transactions. At the end of the reporting period, foreign monetary assets and liabilities are retranslated into the functional currency using the closing rate. Non-monetary assets and liabilities measured at fair value denominated in foreign currencies are translated into the functional currency using the exchange rate at the date when the fair value was measured. Foreign exchange differences arising from the settlement of transactions are recognized in profit or loss. However, exchange differences arising from equity instruments that are designated as financial assets measured at fair value through other comprehensive income and cash flow hedges are recognized in other comprehensive income.

(c) Foreign operations

The assets and liabilities of foreign operations (none of which has the currency of a hyper-inflationary economy) are translated into the Company’s functional currency, using the closing rate. Income and expenses are translated into the Company’s functional currency using the average rate during the reporting period unless there have been significant fluctuations in the exchange rate during the reporting period.

The exchange differences arising from translation of the financial statements of foreign operations are recognized as “Exchange differences on translation of foreign operations” in other comprehensive income. On disposal of an entire interest in a foreign operation and on a partial disposal of an interest involving the loss of control or significant influence, the cumulative amount of the exchange differences is reclassified to profit or loss as part of gains or losses on disposal.

Cash and cash equivalents

Cash and cash equivalents in the consolidated financial statements consist of cash on hand, demand deposits, and short-term investments with a maturity of three months or less that are readily convertible to cash and subject to an insignificant risk of changes in value.

Financial instruments

(a) Financial assets

(i) Initial recognition and measurement

Financial assets are initially recognized on the contract date when JX Group has become a party to the contractual provisions of the financial instruments. However, regular way purchases of financial assets are initially recognized on the trade date.

At the time of initial recognition, financial assets are classified as financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, or financial assets measured at FVOCI, and financial assets measured at fair value through profit or loss, or financial assets measured at FVPL.

At the time of initial recognition, financial assets measured at FVPL are measured at their fair values and other financial assets are measured at their fair values plus transaction costs directly attributable to the acquisition.

Financial assets are classified and subsequently measured in accordance with the following conditions:

Financial assets measured at amortized cost

Financial assets are classified as financial assets measured at amortized cost when both of the following conditions are met:

•	The financial asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on principal amounts outstanding.

After initial recognition, they are measured at amortized cost using the effective interest method and assessed for impairment.

Financial assets measured at FVOCI

Financial assets which do not meet the conditions for financial assets measured at amortized cost are measured at fair value. At initial equity instruments held for a purpose other than trading are individually evaluated at initial recognition to determine whether they are designated as financial assets measured at FVOCI.

Financial assets designated as financial assets measured at FVOCI are measured at fair value after initial recognition and subsequent changes are recognized in other comprehensive income.

Amounts recognized in other comprehensive income in respect of equity investments are not subsequently reclassified to profit or loss but may be reclassified within equity. JX Group’s policy is to reclassify such amounts to retained earnings when the financial assets are derecognized or when their fair values decline significantly. Dividends from those financial assets are recognized in profit or loss for the period.

Financial assets measured at FVPL

Financial assets which do not meet the conditions for financial assets measured at amortized cost or financial assets measured at FVOCI are classified as financial assets measured at FVPL.

After initial recognition, they are measured at fair value and subsequent changes are recognized in profit or loss.

(ii) Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the contractual rights to receive cash flows from the financial asset are transferred and substantially all the risks and rewards of ownership of the financial asset are transferred.

(iii) Impairment of financial assets

JX Group assesses at the end of each reporting period whether credit risk of the financial assets has significantly increased since initial recognition based on an external credit rating or past due status, among others.

If it is determined that the credit risk exposure of a financial asset has significantly increased since the initial recognition, a loss allowance is measured at an amount equal to the expected credit loss for the entire expected remaining life of the financial asset. If it is determined that the credit risk has not significantly increased since initial recognition, the loss allowance is measured at an amount equal to the expected credit loss that will occur within 12 months after the end of the reporting period. However, for trade receivables, the loss allowance is always measured at an amount equal to the entire expected credit loss based on the actual loss rate determined using historical experience of default corresponding to past due status adjusted as necessary for any changes in economic conditions.

Furthermore, when there is an evidence of credit impairment, such as a significant deterioration in the financial condition of the debtor or a breach of contract, including payment default or delinquency by the debtor, the effective interest rate method is applied to the amortized cost less the loss allowance calculated.

The amount of the expected credit loss is estimated at the weighted average present value of the difference between the total amount of the cash flows of financial assets to be paid according to the contract and the estimated future cash flows of financial assets to be received, discounted at the original effective interest rate and considering the probability of occurrence. Changes in the loss allowance are recognized in profit or loss.

(b) Financial liabilities

(i) Initial recognition and measurement

The financial liabilities are initially recognized on the contract date when JX Group becomes a party to the contractual provisions of the financial instrument. At the time of initial recognition, financial liabilities are classified as financial liabilities measured at amortized cost, except for financial liabilities measured at fair value through profit or loss, or financial liabilities measured at FVPL.

At the time of initial recognition, financial liabilities measured at FVPL are measured at their fair values and other financial liabilities are measured at their fair values less transaction costs directly attributable to the issuance.

Financial liabilities are classified and subsequently measured in the following categories:

Financial liabilities measured at amortized cost

After initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities measured at FVPL

After initial recognition, financial liabilities are measured at fair value and subsequent changes are recognized in profit or loss.

(ii) Derecognition

Financial liabilities are derecognized when contractual obligations are discharged, cancelled or expired.

(c) Derivatives and hedge accounting

In order to hedge foreign currency risk, interest rate risk and commodity price risk, JX Group utilizes derivative transactions, such as foreign exchange forward contracts, interest rate swaps and commodity forward contracts. At the initiation of a transaction, JX Group documents the relationship between the hedging instrument and the hedged item, along with the risk management objective and strategy for undertaking the hedge transaction. Additionally, at the inception of the hedge and on an ongoing basis, JX Group assesses whether the derivative designated as hedging instrument meets the criteria for hedge accounting in offsetting changes in fair values or cash flows of the hedged item.

Derivatives are initially recognized at fair value. For certain derivatives which do not meet the criteria for hedge accounting, subsequent changes in fair value are recognized in profit or loss. For derivatives which meet the criteria for hedge accounting, changes in the fair value are accounted for as follows:

(i) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss, together with any changes in the fair value of the hedged asset or liability corresponding to the hedged risk.

(ii) Cash flow hedges

Changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. However, the ineffective portion of changes in the fair value of hedging derivatives is recognized in profit or loss.

Amounts accumulated in other comprehensive income are reclassified to profit or loss in the period when the hedged item affects profit or loss. However, when the hedged forecast transaction subsequently results in the recognition of a non-financial asset or liability, the amounts accumulated in other comprehensive income are included in the measurement of the asset or liability.

Furthermore, hedge accounting is discontinued prospectively when fair value hedges or cash flow hedges no longer meet the criteria for hedge accounting, or when the hedging instrument expires or is sold, terminated or exercised.

Inventories

The cost of inventories comprises all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition.

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is primarily calculated based on the periodic average method.

Property, plant and equipment (excluding the exploration, evaluation and development costs of oil, gas and mineral resources)

For property, plant and equipment, the cost model is applied for measurement after initial recognition, and the amount is presented at cost less any accumulated depreciation and accumulated impairment losses.

The cost of property, plant and equipment comprises costs directly attributable to the acquisition of an item, costs of dismantling and removing the item and restoring the site on which it is located, and capitalized borrowing costs for long-term projects if recognition criteria are met. Finance leases capitalized are also included in the carrying amount of property, plant and equipment.

Subsequent expenditures incurred after acquisition are accounted for either by including them in the asset’s carrying amount or by recognizing them as a separate asset, as appropriate, only when it is probable that future economic benefits will flow to JX Group and the amount can be measured reliably. Subsequent expenditures not included in cost are recognized in profit or loss as incurred.

Expenditures relating to major maintenance and repair include the cost of replacing an asset or part of an asset, inspection costs and overhaul (detailed inspection) costs. Major inspection costs which qualify for recognition as property, plant and equipment are capitalized and depreciated over the period until the next inspection.

Depreciation of property, plant and equipment other than land is calculated based on the depreciable amount, which is the cost of each part of an item of property, plant and equipment, less its residual value, over the estimated useful life of each item, mainly using the straight-line method.

The estimated useful lives of property, plant and equipment are summarized below:

Buildings and structures: 2-50 years

Oil tanks: 2-15 years

Machinery, equipment and vehicles: 2-20 years

The depreciation method, estimated useful lives and residual values of property, plant and equipment are reviewed at the end of each financial year.

Intangible assets

For intangible assets (software and other intangible assets) except for goodwill, the cost model is applied for measurement after initial recognition and the amount is presented at cost less accumulated amortization and accumulated impairment losses. The accounting policy for goodwill is described in “Business combinations and goodwill”.

Intangible assets acquired separately are initially recognized at cost, and intangible assets acquired in business combinations are initially recognized at fair value as at the acquisition date. For internally generated intangible assets, except for development costs which qualify for capitalization, expenditures are recognized as expenses during the period in which they are incurred.

Amortization of intangible assets is calculated based on cost less residual value, mainly using the straight-line method over the estimated useful life.

The estimated useful life of major intangible asset is as follows:

Software: 5 years

The amortization method, estimated useful lives and residual values of intangible assets are reviewed at the end of each financial year.

Leases

Leases are classified as finance leases when substantially all of the risks and rewards incidental to ownership of the assets are transferred to JX Group and all other leases are classified as operating leases.

At the commencement of a finance lease, the leased asset and lease liability are recognized at the lower of the fair value of the leased property and the present value of the minimum lease payments. Lease payments are apportioned between finance charges and capital repayments of the lease liabilities so as to achieve a constant interest rate. Finance charges are recognized in profit or loss. If there is no reasonable certainty that JX Group will obtain ownership by the end of the lease term, the asset is depreciated mainly using straight-line method over the shorter of its useful life and the lease term.

Payments made under operating leases are recognized as expenses on a straight-line basis over the lease term.

Impairment of non-financial assets

During each reporting period, JX Group assesses whether there is any indication that an asset may be impaired. If any such indication exists, or in cases where an annual impairment test is required for intangible assets with indefinite useful lives, the recoverable amount of the asset is estimated. In case where the recoverable amount cannot be estimated, it is estimated at the level of the cash-generating unit, or CGU, to which the asset belongs.

The recoverable amount is determined as the higher of an asset or CGU’s FVLCD and its value in use. In determining the FVLCD, an appropriate valuation model supported by available fair value indicators and transactions is used. The estimated future cash flows used for the assessment of value in use are discounted to the present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment loss is recognized for the excess and the carrying amount is reduced to the recoverable amount. Assets other than goodwill are assessed to determine whether there is any indication that an impairment loss recognized in prior periods may have decreased or may no longer exist. If any such indication exists, the recoverable amount of the asset or the CGU is estimated. In cases where the recoverable amount exceeds the carrying amount of the asset or the CGU, a reversal of impairment is recognized to the extent that the increased carrying amount does not exceed the carrying amount, net of depreciation or amortization, that would have been determined if no impairment loss had previously been recognized.

Exploration, evaluation and development costs of oil and gas resources

JX Group accounts for oil and gas exploration and evaluation costs using the successful efforts method. Acquisition costs of concessions, all costs associated with exploration and evaluation wells are initially capitalized. The capitalized exploration and evaluation well costs will be expensed when the potential commercial quantities of hydrocarbons are not found. In addition, other exploration project costs incurred during the exploration stage, such as geological and geophysical costs and other than the exploration and evaluation wells, are expensed as incurred.

Development wells and related production equipment are recognized as assets. These capitalized costs are depreciated using the unit-of-production method based on proved and probable developed reserves, which are in accordance with Petroleum Resources Management System 2007, from the inception of production.

Exploration, evaluation and development costs of mineral resources

Expenditures for exploration and evaluation of mineral resources are recognized as expenses during the reporting period incurred. In each project, expenditures directly attributable to development activities that occur on and after the time that the project was determined to be economically viable, but before the start of production, are capitalized. Such assets related to mining activity are depreciated using the unit-of-production method at a rate-of-mining amount during the reporting period to the total of proven reserves and probable reserves. Expenditures that occur after the start of production, with the exception of expenditures relating to stripping activity and additional development, are accounted for as inventories.

Stripping expenditures

Expenditures for the removal of waste (stripping expenditures) arise in the development and production stage of surface mining projects. Stripping expenditures in the development stage are capitalized because the objective is to gain access to mineral resources. Stripping expenditures in the production stage include those related to the production of inventories and those related to improvement of access to future mineral resources. Therefore, the stripping expenditures related to the production of the inventories form part of the inventories and the stripping expenditures related to the improvement of access to future mineral resources are capitalized as deferred stripping expenditures by component when they meet certain criteria. Those deferred stripping expenditures capitalized are depreciated using the unit-of-production method using the corresponding reserves of the related components.

Determination of estimate of oil, gas and mineral reserves

Oil, gas and mineral reserves, used for depreciation and the consideration of impairment as well as the estimation of the timing of payment period for restoration costs and purification costs to be incurred on the cessation of operations, are estimated based on information obtained from qualified professionals. Details of such estimation are described in Note 4 “Critical accounting estimates and judgments: Estimates of oil, gas and mineral reserves” below.

Non-current assets or disposal groups held for sale and discontinued operations

A non-current asset or disposal group is classified as held for sale when: its carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use; management of JX Group is committed to sell the asset; the sale is highly probable, will occur within one year; and the asset is available for immediate sale.

An asset or disposal group held for sale is measured at the lower of the carrying amount and FVLCD and is not depreciated or amortized while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

Assets and disposal groups that have already been disposed of or that are classified as held for sale are recognized as discontinued operations when they meet any of the following:

•	Separate major line of business or geographical area of operations

•	Part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations

•	Subsidiary acquired exclusively with a view to resale

Employee benefits

Post-retirement benefits

JX Group operates both defined benefit plans and defined contribution plans. The liability recognized in the consolidated statement of financial position in respect of defined benefit plans is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension obligation.

For components of defined benefit costs, service costs and the net interest in the net defined benefit liability are recognized in profit or loss. Measurements, which include actuarial gains and losses arising from differences between estimates and actual experience, and changes in actuarial assumptions, are recognized in other comprehensive income in the period in which they arise. JX Group reclassifies such amounts recognized in other comprehensive income to retained earnings immediately as they are not permitted to be reclassified to profit or loss but may be reclassified within equity. Past-service costs are recognized in profit or loss.

Costs related to defined contribution plans are recognized as expenses in the period in which the employees render the related service, and the contributions payable are recognized as liabilities.

Provisions and contingent liabilities

A provisions is recognized when JX Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and reliable estimates can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligations using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligations. The increase in the provision due to the passage of time is recognized as interest expense.

Asset retirement obligations are recognized when JX Group is obligated to dismantle and remove facilities or equipment and restore the site, and reliable estimates can be made of the amounts of its obligations.

Restructuring provisions are recognized when JX Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that JX Group will carry out the restructuring by starting to implement the plan or announcing its main features. Such provisions must only include expenditures that arise directly from the restructuring.

Obligations that are probable at the end of the reporting period, but which do not meet the recognition criteria are disclosed as contingent liabilities in the Note 29 “Contingencies”.

Treasury stock

When treasury stock is reacquired, the consideration paid including any directly attributable incremental costs, net of tax, is recognized as a deduction from equity. When treasury stock is sold, the consideration received is recognized as an increase in equity.

Revenue recognition

(a) Sale of goods

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable for the sale in the ordinary course of business. In addition, revenue from the sale of goods is presented net of value-added taxes, returned goods, rebates and discounts.

Taxes, such as value-added taxes or gas oil delivery taxes which are imposed at the point of sale and considered to have been collected as an agent on behalf of the governmental authority, are excluded from revenue and are presented on a net basis. Conversely, taxes, such as gasoline taxes, which are costs imposed during the process prior to sales and which are subsequently included in the sales price, are included in revenue.

Barter transactions involving petroleum products and petroleum chemicals, etc. with a similar nature and value are excluded from revenue and presented on a net basis.

Sales of goods are recognized when products are delivered to the wholesaler, where the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery is not considered to have occurred until the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed or JX Group has objective evidence that all criteria for acceptance have been satisfied.

Sales of products from Oil and gas assets in which JX Group has an interest with partners in joint arrangements are recognized at JX Group’s working interest in each asset (entitlement method).

Revenue from metal resources development is recognized at the billing amount adding the provisional price adjustment as described in “(g) Embedded derivatives” below, at each reporting date. The billing amount of copper concentrate to be sold to smelters and factories for processing is the market value of the metal to be paid by the purchaser less processing costs (such as treatment charges and refining charges).

(b) Rendering of services

Revenue from the rendering of services is measured at the fair value of the consideration received or receivable for the services rendered in the ordinary course of business. Revenue from the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period.

(c) Contract revenue

When the outcome of construction contracts can be estimated reliably, revenue from contracts is recognized using the percentage-of-completion method (based on the cost-to-cost method to measure the stage of completion of contract activity). Under the percentage-of-completion method, revenue is recognized based on the proportion of contract costs incurred for work performed to date to the estimated total contract costs.

(d) Interest income

Interest income is recognized using the effective interest method.

(e) Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(f) Dividend income

Dividend income is recognized when the right to receive payment is established.

(g) Embedded derivatives

Sales contracts for copper concentrate generally and for certain copper products include a provisional price at the time of shipment with the final price based on the monthly average market price of copper on the London Metal Exchange, or LME, over a certain number of months in the future. Such sales transactions are considered to be sales contracts with characteristics of commodity forwards where the pricing month is the delivery month and hence an embedded derivative with the copper or copper products as the host contract exists.

Embedded derivatives, related to the price settlement mechanism after delivery, are not separated under IFRS 9 because their host is a financial asset.

Therefore, revenue related to such sales is recognized after the fair value of the consideration received is estimated and is re-estimated at the end of the reporting period. The difference between the fair value at the time of shipment and at the end of the reporting period is recognized as an adjustment to revenue.

Government grants

Government grants are recognized at fair value where there is reasonable assurance that grant will be received and the attached conditions will be complied with. When government grants are related to expense items, they are recognized as income on a systematic basis over the period in which the related costs for which they are intended to compensate are recognized. With regard to grants relating to assets, the amount of the grants is deducted from the cost of the assets.

Income taxes

Income tax expenses comprise current taxes and deferred taxes.

These are recognized in profit or loss, except for the taxes which arise from business combinations or are recognized either in other comprehensive income or directly in equity.

Current income taxes are calculated as expected taxes payables or receivables on the taxable income, using the tax rates enacted or substantially enacted by the end of the reporting period, adjusted by taxes payable or receivable in prior financial years.

Deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities at the end of the reporting period for accounting purposes and their tax bases. Deferred taxes are determined using tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are not recognized if the temporary differences arise from the initial recognition of an asset or liability in a transaction other than business combination that affects neither accounting profit nor taxable income at the time of transaction. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized.

Deferred tax liabilities are recognized for all taxable temporary differences except that the temporary differences arising from the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable income at the time of transaction, and the taxable temporary differences arising from the initial recognition of goodwill.

Deferred tax assets and liabilities are presented as non-current assets and non-current liabilities, respectively.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis or to realize the assets and settle the liabilities simultaneously.

Fair value measurement

All assets or liabilities measured at fair value are categorized within the following fair value hierarchy, based on the observability of inputs used in fair value measurement:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly
Level 3:	Unobservable inputs

4. Critical accounting estimates and judgments

Preparation of JX Group’s consolidated financial statements requires management’s estimates and judgments. These estimates and judgments are based on the best estimates of management in light of historical experience and various factors deemed to be reasonable at the end of the reporting period. Actual results may differ from those estimates and judgments.

The key estimates and judgments that may have the most significant effect on JX Group’s consolidated financial statements are addressed below:

Estimates of oil, gas and mineral reserves

Assets related to oil, gas and mineral resources are depreciated using the unit-of-production method at a ratio of output during the reporting period to the total of proved and probable developed reserves. The estimates of those reserves require various assumptions including grade, commodity prices, foreign exchange rates, production costs and capital costs. These assumptions are based on the best estimates and judgments made by management; however, it is possible that these assumptions may be affected by changes in uncertain future economic conditions. Where an adjustment is required, such adjustment may have a material impact on the consolidated financial statements.

Impairment of non-financial assets

JX Group tests property, plant and equipment, goodwill and intangible assets for impairment in accordance with the accounting policies in Note 3 “Significant accounting policies”. Certain assumptions are made for future cash flows and discount rates in assessing recoverable amounts during the impairment testing. These assumptions are based on the best estimates and judgments made by management; however, it is possible that these assumptions may be affected by changes in uncertain future economic conditions. Where an adjustment is required, such an adjustment may have a material impact on the consolidated financial statements.

Income taxes

JX Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. JX Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences may have a material impact on the consolidated financial statements.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which deductible temporary differences, unused tax credits and unused tax loss carryforwards can be utilized, based on reasonable estimate of the timing and amount of future taxable income. The timing when the future taxable income arises and the amount of such income may be affected by changes in uncertain future economic conditions. Where the actual timing and the amount differ from the estimates, such differences may have a material impact on the consolidated financial statements in future periods.

Employee benefits

JX Group operates retirement benefit plans including defined benefit plans. The present value of retirement benefit obligations to these plans and the related service costs are calculated based on actuarial assumptions. These actuarial assumptions require estimates and judgments on a number of variables such as discount rates.

JX Group obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions including these variables. The actuarial assumptions are determined based on the best estimates and judgments made by management; however, there is a possibility that these assumptions may be affected by changes in uncertain future economic conditions, which may have a material impact on the consolidated financial statements.

Provisions and contingent liabilities

JX Group recognizes various provisions, including provisions for asset retirement obligations and restructuring, in the consolidated statement of financial position. These provisions are recognized based on the best estimates of the expenditures required to settle the obligations taking risks and uncertainty related to the obligations into account at the end of the reporting period.

Expenditures required to settle the obligations are calculated by taking possible results into account comprehensively; however, they may be affected by the occurrence of unexpected events or changes in conditions. Where the actual payments differ from the estimates, such differences may have a material impact on the consolidated financial statements in future periods.

With regard to contingent liabilities, any items that may have a material impact on business in the future are disclosed in light of all the available evidence at the end of the reporting period and by taking into account the probability of these contingencies and their impact on financial reporting.

Fair value measurement

JX Group measures equity financial assets that do not have quoted prices in active markets at fair value, which are classified into financial assets at fair value through other comprehensive income, using appropriate valuation approaches. JX Group uses judgment to select a variety of methods and to make assumptions that are mainly based on market conditions existing at the end of each reporting period. These assumptions are based on the best estimates and judgments made by management; however, it is possible that these assumptions may be affected by changes in uncertain future economic conditions. Where an adjustment is required, such adjustment may have a material impact on the consolidated financial statements.

Unconsolidated entities of which JX Group holds a majority of the voting rights

The principal unconsolidated entities in which JX Group holds a majority of the voting rights are Osaka International Refining Company, Limited and Changzhou Jinyuan Copper Co., Ltd.

JX Group holds more than 50% of the voting rights of each of these entities. JX Group has determined that it has joint control over these entities under the contractual agreements with other investors, and also has rights to its share of the net assets of these entities. Therefore, these entities are classified as joint ventures.

Classification of joint arrangements

The principal joint arrangement over which JX Group has joint control under the contractual agreements with other investors is LS-Nikko Copper Inc.

JX Group holds 49.9% of the voting rights of LS-Nikko Copper Inc. JX Group has determined that it has joint control over the entity under the contractual agreements with other investors, and also has rights to its share of net assets of the entity. Therefore, the entity is classified as a joint venture.

5. Standards and interpretations that have been issued but not yet adopted by JX Group

The new standards, interpretations and amendments that have been issued as of the date of approval of the consolidated financial statements are as follows. These are not mandatory for the year ended March 31, 2016 or before, and JX Group has not elected to early adopt. JX Group is currently evaluating the potential impacts that the application of IFRS 15 and IFRS 16 will have on the consolidated financial statements, and any impacts of IFRS 11 will depend on future transactions.

IFRS		Mandatory adoption (From the year beginning)	To be adopted by JX Group (From the year beginning)	Description of new standards / amendments
IFRS 11	Joint Arrangements	January 1, 2016	April 1, 2016	Clarification of accounting for acquisitions of interests in joint operations

IFRS 15	Revenue from Contracts with Customers	January 1, 2018	April 1, 2018	New accounting standard for revenue from contracts with customers

IFRS 16	Leases	January 1, 2019	April 1, 2019	New accounting standard for leases

6. Segment information

Description of reportable segments

JX Group’s operating segments are components of JX Group for which discrete financial information is available, and such information is regularly reviewed by the board of directors (the chief operating decision maker) in order to make decisions about the allocation of resources and assess its performance. JX Group, which includes the Company as its holding company, is composed of segments determined by product and service based on three core operating companies, and considers “Energy”, “Oil and Natural Gas Exploration and Production, or Oil and Natural Gas E&P” and “Metals” as its operating segments which are also reportable segments. “Other” includes relatively less significant businesses.

The details of the major products and services or business activities of each reportable segment are as follows:

Segments and other	Major products and services or business
Energy	Petroleum refining and marketing, lubricants, basic chemical products, specialty & performance chemical products, gas, coal, electricity, and new energy

Oil and Natural Gas E&P	Oil and gas exploration, development and production

Metals	Non-ferrous metal resources development and mining, copper, gold, silver, sulfuric acid, copper foils, materials for rolling and processing, thin film materials, non-ferrous metal recycling and industrial waste treatment, transportation by ships of products including metal business products, and titanium

Other	Asphalt paving, civil engineering work, construction work, electric wires, land transportation, real estate leasing business, and affairs common to JX Group companies including fund procurement

Revenue, profit or loss, assets, liabilities and other items by reportable segment

JX Group evaluates the performance of its operating segments using ordinary income (loss) as the principal basis for measurement, which is determined in accordance with the accounting principles generally accepted in Japan, or Japanese GAAP. Ordinary income (loss) is a widely used measure in Japan for evaluating the core profitability of a company’s operations, and forms the basis of the internal reporting which is used by the chief operating decision maker to make resource allocation decisions. It is defined as segment profit (loss) before extraordinary gains or losses (as such terms are defined under Japanese GAAP), taxes and non-controlling interests is calculated by subtracting segment operating expenses from segment revenue (before the elimination of inter-segment transactions) and adding or deducting non-operating income and expenses. Therefore, some accounting policies of the segments are different from those of JX Group under IFRS as described in Note 3 “Significant accounting policies”, and such differences between Japanese GAAP and IFRS are presented as “Reconciliations” in the tables below. Further information related to these reconciliations is described in Note 35 “First-time adoption of IFRS”.

Inter-segment revenue and transfers are based on prevailing market prices.

Revenue, profit or loss, assets, liabilities and other items by reportable segment of JX Group are as follows:

Year ended March 31, 2016

(Millions of Yen)
	Energy	Oil and Natural Gas E&P	Metals	Total of Reportable Segments	Other	Eliminations	Total	Reconciliations	Consolidated
Revenue
Revenue from external customers (*1)	7,115,825	175,755	1,044,914	8,336,494	401,324	—	8,737,818	(1,206,923)	7,530,895
Inter-segment revenue or transfers	6,618	—	4,770	11,388	57,472	(68,860)	—	—	—

Total	7,122,443	175,755	1,049,684	8,347,882	458,796	(68,860)	8,737,818	(1,206,923)	7,530,895
Segment profit (loss) (*2)	(97,064)	28,161	13,264	(55,639)	44,856	2,175	(8,608)	(*3)	(*3)
Segment assets (*4)	3,476,760	1,226,259	1,497,876	6,200,895	2,326,370	(1,802,643)	6,724,622	103,892	6,828,514
Segment liabilities (*5)	2,677,300	747,357	930,866	4,355,523	2,011,878	(1,571,239)	4,796,162	4,345	4,800,507
Other items
Depreciation, depletion and amortization	99,421	67,554	52,618	219,593	6,882	3,749	230,224	4,759	234,983
Interest income	1,724	474	334	2,532	13,513	(13,654)	2,391	67	2,458
Interest expenses	10,585	7,849	4,960	23,394	12,749	(10,774)	25,369	(190)	25,179
Share of profit of investments accounted for using the equity method	5,618	960	10,239	16,817	1,246	—	18,063	(3,838)	14,225
Increase in property, plant and equipment and intangible assets	136,193	110,172	63,470	309,835	15,468	9,483	334,786	30,951	365,737

(*1)	Reconciliations of revenue from external customers primarily relate to the different accounting treatment for certain transactions. Under Japanese GAAP, such transactions are recorded as “Revenue”, however, they are presented on a net basis under IFRS. For other reconciling items and further details of reconciliations, refer to Note 35 “First-time adoption of IFRS”.
(*2)	2,175 million yen of the segment profit (loss) eliminations includes 2,322 million yen of net corporate income and expenses of JX Group unallocated to any reportable segment or “Other”.

(*3)	Reconciliations of total of segment profit (loss) to loss before tax in the consolidated statement of profit or loss are as follows:

(Millions of Yen)
Total of segment profit (loss)	(8,608)

Adjustments and reclassification
Scope of consolidation	1,898
Unification of reporting dates	(35,888)
Property, plant and equipment	(1,322)
Accounting for repair costs	5,429
Impairment	9,665
Accounting for oil and gas E&P business	6,366
Goodwill	5,530
Changes in fair value of financial assets measured at FVOCI	(20,905)
Recognition of provisions	(1,705)
Adjustments related to retirement benefits	(1,727)
Other adjustments	5,071
Items not included in segment profit (loss)	(321,376)

Loss before tax in the consolidated statement of profit or loss	(357,572)

“Items not included in segment profit (loss)” primarily relates to impairment loss which is not included in ordinary income (loss) but included in extraordinary losses under Japanese GAAP. For more information of the above reconciliations, refer to Note 35 “First-time adoption of IFRS”.

(*4)	1.	1,802,643 million yen of the segment assets eliminations mainly comprise the elimination of inter-segment receivables.
2.	103,892 million yen of reconciliations primarily attribute to changes in the scope of consolidation, different criteria for the recognition of impairment applied in Japanese GAAP and IFRS, and valuation differences of unlisted stock in which unlisted stock is measured at its acquisition cost under Japanese GAAP but at its fair value under IFRS. For other reconciliations and the details of reconciliations, refer to Note 35 “First-time adoption of IFRS”.
(*5)	1.	1,571,239 million yen of the segment liabilities eliminations mainly comprise the elimination of inter-segment payables.
2.	4,345 million yen of reconciliations attribute to changes in the scope of consolidation, differences in accounting for repair costs where Japanese GAAP accrues provision for major periodic repairs in the future while it is not recognized at that time and is thus reversed under IFRS, unification of reporting dates of subsidiaries, valuation differences of unlisted stock as unlisted stock is measured at its acquisition cost under Japanese GAAP and but at its fair value under IFRS, different accounting for levies in which IFRS recognizes the levy as a liability when the property tax obligation is incurred while it is not specifically required in Japanese GAAP and different measurement requirement for interest rate swap contracts. For other reconciliations and the details of reconciliations, refer to Note 35 “First-time adoption of IFRS”.

Year ended March 31, 2015

(Millions of Yen)
	Energy	Oil and Natural Gas E&P	Metals	Total of Reportable Segments	Other	Eliminations	Total	Reconciliations	Consolidated
Revenue
Revenue from external customers (*1)	9,116,472	226,395	1,153,259	10,496,126	386,334	—	10,882,460	(1,319,922)	9,562,538
Inter-segment revenue or transfers	8,321	—	2,723	11,044	74,625	(85,669)	—	—	—

Total	9,124,793	226,395	1,155,982	10,507,170	460,959	(85,669)	10,882,460	(1,319,922)	9,562,538
Segment profit (loss) (*2)	(334,613)	84,884	56,610	(193,119)	39,773	3,232	(150,114)	(*3)	(*3)
Segment assets (*4)	3,891,131	1,227,170	1,739,627	6,857,928	2,322,360	(1,756,884)	7,423,404	227,768	7,651,172
Segment liabilities (*5)	2,954,452	714,710	1,021,820	4,690,982	2,025,907	(1,723,334)	4,993,555	73,983	5,067,538
Other items
Depreciation, depletion and amortization	101,991	49,422	37,810	189,223	6,173	4,076	199,472	20,258	219,730
Interest income	1,881	514	460	2,855	13,800	(13,817)	2,838	2,730	5,568
Interest expenses	12,637	6,801	4,201	23,639	13,226	(10,782)	26,083	237	26,320
Share of profit of investments accounted for using the equity method	6,832	5,927	33,120	45,879	1,261	—	47,140	(9,511)	37,629
Increase in property, plant and equipment and intangible assets	163,801	131,728	115,673	411,202	13,380	30,525	455,107	21,692	476,799

(*1)	Reconciliations of revenue from external customers primarily relate to the different accounting treatment for certain transactions. Under Japanese GAAP, such transactions are recorded as “Revenue”, however, they are presented on a net basis under IFRS. For other reconciling items and further details of reconciliations, refer to Note 35 “First-time adoption of IFRS”.
(*2)	3,232 million yen of the segment profit (loss) eliminations include 3,332 million yen of net corporate income and expenses of JX Group unallocated to any reportable segment or “Other”.
(*3)	Reconciliations of total of segment profit (loss) to loss before tax in the consolidated statement of profit or loss are as follows:

(Millions of Yen)
Total of segment profit (loss)	(150,114)

Adjustments and reclassification
Scope of consolidation	11,699
Unification of reporting date	6,858
Property, plant and equipment	(663)
Accounting for repair costs	5,083
Impairment	(84,582)
Accounting for oil and gas E&P business	(8,623)
Goodwill	(4,013)
Changes in fair value of financial assets measured at FVOCI	36,775
Recognition of provisions	(270)
Adjustments related to retirement benefits	(2,955)
Other adjustments	(6,456)
Items not included in segment profit (loss)	(104,888)

Loss before tax in the consolidated statement of profit or loss	(302,149)

“Items not included in segment profit (loss)” primarily relates to impairment loss which is not included in ordinary income (loss) but included in extraordinary losses under Japanese GAAP. For more information of the above reconciliations, refer to Note 35 “First-time adoption of IFRS”.

(*4)	1.	1,756,884 million yen of the segment assets eliminations mainly comprise the elimination of inter-segment receivables.
2.	227,768 million yen of reconciliations primarily attribute to valuation differences of unlisted stock as unlisted stock is measured at its acquisition cost under Japanese GAAP but at its fair value under IFRS, different criteria of recognition of impairment applied in Japanese GAAP and IFRS, and the change of a scope of consolidation. For other reconciliations and the details of reconciliations, refer to Note 35 “First-time adoption of IFRS”.
(*5)	1.	1,723,334 million yen of the segment liabilities eliminations mainly comprise the elimination of inter-segment payables.
2.	73,983 million yen of reconciliations primarily relate to changes in the scope of consolidation, valuation differences of unlisted stock in as unlisted stock is measured at its acquisition cost under Japanese GAAP but at its fair value under IFRS, and difference accounting of repair costs where Japanese GAAP accrues provision for major periodic repairs in the future while it is not accrued and thus reversed under IFRS. For other reconciling items and further details of reconciliations, refer to Note 35 “First-time adoption of IFRS”.

Date of transition to IFRS (April 1, 2014)

(Millions of Yen)
	Energy	Oil and Natural Gas E&P	Metals	Total of Reportable Segments	Other	Eliminations	Total	Reconciliations	Consolidated
Segment assets (*1)	4,712,885	1,004,360	1,521,385	7,238,630	2,448,033	(1,904,888)	7,781,775	261,609	8,043,384
Segment liabilities (*2)	3,471,310	579,189	855,731	4,906,230	2,178,432	(1,929,181)	5,155,481	137,280	5,292,761

(*1)	1.	1,904,888 million yen of segment assets eliminations mainly comprise the elimination of inter-segment receivables.
2.	261,609 million yen of reconciliations primarily relate to the valuation of unlisted stock as unlisted stock is measured at its acquisition cost under Japanese GAAP and but at its fair value under IFRS. For the details of reconciliations, refer to Note 35 “First-time adoption of IFRS”.
(*2)	1.	1,929,181 million yen of segment liabilities eliminations mainly comprise the elimination of inter-segment payables.
2.	137,280 million yen of reconciliations primarily relate to the tax effect of the valuation of unlisted stock as unlisted stock is measured at its acquisition cost under Japanese GAAP and but at its fair value under IFRS, and different accounting treatment related to oil and gas exploration and production, or E&P business. For the details of reconciliations, refer to Note 35 “First-time adoption of IFRS”.

Revenue from major products and services

The categories of major products and services correspond to the reportable segment. For the details, refer to “Revenue, profit or loss, assets, liabilities and other items by reportable segment”.

Information of revenue by category and geographic areas

Substantially all JX Group’s revenue arises from the sale of goods.

Revenue from external customers by country or geographic area is as follows:

	(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Japan	6,246,601	8,139,283
China	543,443	546,601
Other	740,851	876,654

Total	7,530,895	9,562,538

(*)	Revenue is calculated based on the customers’ locations, and is categorized into countries or regions.

Non-current assets by geographic area are as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Japan	1,936,122	1,933,282	1,902,397
Chile	479,187	587,663	484,590
Other	715,712	942,886	872,065

Total	3,131,021	3,463,831	3,259,052

(*)	Non-current assets exclude financial instruments, deferred tax assets and assets for retirement benefits.

Information on major customers

JX Group does not have any external customer whose revenue exceeds 10% of JX Group’s total revenue. Accordingly, disclosure of information on major customers is omitted.

7. Cash and cash equivalents

The adjustment for cash and cash equivalents are as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Cash and cash equivalents in the consolidated statements of financial position	537,878	386,696	296,716
Restricted deposits	(5,605)	(6,065)	(1,082)

Cash and cash equivalents in the consolidated statements of cash flows	532,273	380,631	295,634

8. Trade and other receivables

The components of trade and other receivables are as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Accounts receivable - trade	760,141	983,388	1,343,040
Notes receivable - trade	28,991	27,828	31,442
Other	89,346	108,111	120,437
Less: loss allowance	(2,110)	(1,846)	(2,131)

Total	876,368	1,117,481	1,492,788

“Other” mainly includes receivables from credit card companies.

9. Inventories

The components of inventories are as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Merchandise and finished goods	386,614	549,833	726,968
Work in process	131,041	147,733	116,752
Raw materials and supplies	490,651	620,135	902,306

Total	1,008,306	1,317,701	1,746,026

“Merchandise and finished goods” mainly includes petroleum products and petroleum chemical products, and “Raw materials and supplies” mainly includes crude oil and copper concentrate. These also include Japanese government-regulated stockpiles of crude oil and refined petroleum products.

The amounts of inventories recognized as an expense during the period are described in Note 23 “Expenses by nature”. The reversal of write-down of inventories for the year ended March 31, 2016 was 9,391 million yen and the write-down of inventories for the year ended March 31, 2015 was 33,730 million yen, respectively.

10. Property, plant and equipment

Changes in cost, and accumulated depreciation and impairment losses of property, plant and equipment are as follows:

Year ended March 31, 2016

	(Millions of Yen)
Cost	Buildings, structures and oil tanks	Machinery, equipment and vehicles	Land	Construction in progress	Oil and gas assets	Other	Total
At beginning of the year	1,799,410	3,129,039	1,090,339	554,862	1,151,357	228,078	7,953,085

Acquisitions	4,721	8,898	2,823	204,926	132,320	2,553	356,241
Disposals	(33,764)	(45,354)	(11,879)	(1,222)	(5,468)	(6,934)	(104,621)
Transfer from construction in progress	79,316	559,769	3,780	(649,116)	—	6,251	—
Transfer to assets held for sale	—	—	—	—	(95,621)	—	(95,621)
Exchange differences	(9,751)	(52,249)	(537)	(1,846)	(70,458)	(3,660)	(138,501)
Other	(94)	(12,781)	109	(691)	(14,404)	123	(27,738)

At end of the year	1,839,838	3,587,322	1,084,635	106,913	1,097,726	226,411	7,942,845

	(Millions of Yen)
Accumulated depreciation and impairment losses	Buildings, structures and oil tanks	Machinery, equipment and vehicles	Land	Construction in progress	Oil and gas assets	Other	Total
At beginning of the year	1,263,596	2,451,569	164,104	60,385	476,052	154,632	4,570,338

Depreciation	47,224	112,845	—	—	52,684	8,482	221,235
Impairment losses	19,657	53,154	4,113	13,360	227,793	490	318,567
Disposals	(30,568)	(43,042)	(4,485)	(107)	(5,441)	(6,677)	(90,320)
Transfer to assets held for sale	—	—	—	—	(67,337)	—	(67,337)
Exchange differences	(3,559)	(17,263)	(98)	(323)	(41,660)	(82)	(62,985)
Other	(630)	68,481	41	(66,283)	(3,021)	370	(1,042)

At end of the year	1,295,720	2,625,744	163,675	7,032	639,070	157,215	4,888,456

Year ended March 31, 2015

	(Millions of Yen)
Cost	Buildings, structures and oil tanks	Machinery, equipment and vehicles	Land	Construction in progress	Oil and gas assets	Other	Total
At beginning of the year	1,674,141	2,925,203	1,094,324	558,652	895,960	213,745	7,362,025

Acquisitions	7,739	26,002	3,034	289,566	135,162	1,945	463,448
Disposals	(25,189)	(64,940)	(6,856)	(1,276)	(32,454)	(5,203)	(135,918)
Transfer from construction in progress	101,671	246,126	1,906	(353,475)	—	3,772	—
Exchange differences	16,239	26,099	1,083	64,262	146,316	14,306	268,305
Other	24,809	(29,451)	(3,152)	(2,867)	6,373	(487)	(4,775)

At end of the year	1,799,410	3,129,039	1,090,339	554,862	1,151,357	228,078	7,953,085

	(Millions of Yen)
Accumulated depreciation and impairment losses	Buildings, structures and oil tanks	Machinery, equipment and vehicles	Land	Construction in progress	Oil and gas assets	Other	Total
At beginning of the year	1,218,197	2,380,885	150,257	35,717	259,338	151,046	4,195,440

Depreciation	44,051	107,487	—	—	43,431	8,629	203,598
Impairment losses	15,833	17,218	6,844	28,827	136,493	1,599	206,814
Disposals	(22,588)	(60,922)	(2,213)	(217)	(18,055)	(4,787)	(108,782)
Exchange differences	3,829	7,159	108	8,089	56,714	6,289	82,188
Other	4,274	(258)	9,108	(12,031)	(1,869)	(8,144)	(8,920)

At end of the year	1,263,596	2,451,569	164,104	60,385	476,052	154,632	4,570,338

The details of impairment losses are described in Note 13 “Impairment of non-financial assets”.

The detail of assets held for sale is described in Note 14 “Non-current assets or disposal groups classified as held for sale”.

The carrying amount of property, plant and equipment is as follows:

	(Millions of Yen)
Carrying amount	Buildings, structures and oil tanks	Machinery, equipment and vehicles	Land	Construction in progress	Oil and gas assets	Other	Total
As of March 31, 2016	544,118	961,578	920,960	99,881	458,656	69,196	3,054,389
As of March 31, 2015	535,814	677,470	926,235	494,477	675,305	73,446	3,382,747
Date of transition to IFRS (April 1, 2014)	455,944	544,318	944,067	522,935	636,622	62,699	3,166,585

The exploration and evaluation assets for oil and gas included in “Oil and gas assets” were 49,299 million yen, 99,968 million yen and 85,266 million yen as of March 31, 2016, March 31 2015 and the date of transition to IFRS (April 1, 2014), respectively.

11. Goodwill and intangible assets

Changes in cost, and accumulated amortization and impairment losses of goodwill and intangible assets are as follows:

Year ended March 31, 2016

	(Millions of Yen)
Cost	Goodwill	Software	Other	Total
At beginning of the year	22,472	145,232	111,722	279,426

Acquisitions	408	8,602	894	9,904
Disposals	—	(2,243)	(242)	(2,485)
Exchange differences	—	(40)	(960)	(1,000)
Other	—	13	(36)	(23)

At end of the year	22,880	151,564	111,378	285,822

	(Millions of Yen)
Accumulated amortization and impairment losses	Goodwill	Software	Other	Total
At beginning of the year	5,819	115,534	83,547	204,900

Amortization	—	9,707	3,063	12,770
Impairment losses	—	138	24	162
Disposals	—	(2,064)	(223)	(2,287)
Exchange differences	—	(5)	(365)	(370)
Other	—	(98)	(21)	(119)

At end of the year	5,819	123,212	86,025	215,056

Year ended March 31, 2015

	(Millions of Yen)
Cost	Goodwill	Software	Other	Total
At beginning of the year	21,091	147,721	107,347	276,159

Acquisitions	1,379	11,316	2,035	14,730
Disposals	—	(13,135)	(297)	(13,432)
Exchange differences	—	108	2,186	2,294
Other	2	(778)	451	(325)

At end of the year	22,472	145,232	111,722	279,426

	(Millions of Yen)
Accumulated amortization and impairment losses	Goodwill	Software	Other	Total
At beginning of the year	—	119,686	71,535	191,221

Amortization	—	9,180	3,345	12,525
Impairment losses	5,819	193	938	6,950
Disposals	—	(12,981)	(204)	(13,185)
Exchange differences	—	16	515	531
Other	—	(560)	7,418	6,858

At end of the year	5,819	115,534	83,547	204,900

Amortization of intangible assets is included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statement of profit or loss.

The details of impairment losses are described in Note 13 “Impairment of non-financial assets”.

The carrying amount of goodwill and intangible assets is as follows:

	(Millions of Yen)
Carrying amount	Goodwill	Software	Other	Total
As of March 31, 2016	17,061	28,352	25,353	70,766
As of March 31, 2015	16,653	29,698	28,175	74,526
Date of transition to IFRS (April 1, 2014)	21,091	28,035	35,812	84,938

The carrying amount of goodwill allocated to each CGU or group of CGU is immaterial and the carrying amount of goodwill of each segment is as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Energy	13,083	13,083	11,702
Oil and Natural Gas E&P	—	—	5,819
Metals	3,978	3,570	3,570

Total	17,061	16,653	21,091

12. Leases

JX Group leases property, plant and equipment and intangible assets classified as finance leases. The carrying amount of leased assets where JX Group is a lessee under finance leases are as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Buildings, structures and oil tanks	13,709	17,403	17,392
Machinery, equipment and vehicles	19,435	21,998	17,416
Other property, plant and equipment	1,445	1,598	2,018
Intangible assets	208	284	280

Total	34,797	41,283	37,106

The components of finance lease obligations are as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Gross finance lease obligations:
Total minimum lease payments
Within one year	6,626	6,993	6,843
After one year but not more than five years	19,664	20,316	16,888
More than five years	37,711	44,626	39,368
Less: amount representing interest charge	(23,623)	(27,169)	(24,570)

Present value of finance lease obligations	40,378	44,766	38,529

The analysis of present value of finance lease obligations is as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Within one year	4,726	4,912	5,075
After one year but not more than five years	12,863	12,794	10,425
More than five years	22,789	27,060	23,029

Total	40,378	44,766	38,529

The analysis of future minimum lease payments by due date under JX Group’s non-cancelable operating leases is as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Within one year	19,934	19,245	16,033
After one year but not more than five years	44,675	35,258	38,409
More than five years	24,237	11,436	28,964

Total	88,846	65,939	83,406

The amount of minimum lease payments recognized as an expense under JX Group’s non-cancelable and cancelable operating leases is presented as “Rental expenses” in Note 23 “Expenses by nature”.

13. Impairment of non-financial assets

The components of impairment losses by reportable segment and other are as follows:

		(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Energy	8,668	19,185
Oil and Natural Gas E&P	227,724	142,312
Metals	82,274	52,237
Other	202	167

Total	318,868	213,901

Impairment losses are included in “Other operating expenses” in the consolidated statement of profit or loss.

Year ended March 31, 2016

In the Oil and Natural Gas E&P segment, impairment losses of 227,724 million yen relating to Oil and gas assets were recognized primarily due to decreases in the estimated future cash flows as a result of lowered expectations of future oil prices and as a result of JX Group’s restructuring plan.

Included in the above total, were impairment losses of 160,455 million yen recognized in relation to Oil and gas assets of working interests mainly in several fields in the U.K. North Sea.

Of the losses in respect of the U.K. North Sea, impairment losses of 101,438 million yen were recognized due to decreases in the estimated future cash flows as a result of lowered expectations of future oil and gas prices and the recoverable amount of CGUs was 84,023 million yen measured at value in use. The value in use calculation used a discounted cash flow model based on management’s internal projection including commodity prices, production costs and profile and a pre-tax discount rate of 6.5%, which reflects current market assessments of the time value of money and the risks specific to these assets. Short-term (up to approximately 3 years) commodity prices were estimated using observable future prices, mid-term (up to approximately 8 to 10 years) prices were based on an analysis of the forward curve and long-term (thereafter) prices were based on prior trends and management’s forecast.

In addition, of the losses in respect of the U.K. North Sea, as a result of JX Group’s restructuring plan, assets and liabilities related to part of the working interests of certain oil and gas fields were classified as disposal groups held for sale during the year ended March 31, 2016. Impairment losses of 59,017 million yen were recognized to reduce the carrying amount to recoverable amount based on FVLCD. The FVLCD was determined based on the expected consideration in an arms’ length transaction and was classified as Level 3 in the fair value hierarchy. The disposal groups held for sale were measured at the lower of carrying amount and FVLCD. Certain of these parts of working interests were sold and the related assets and liabilities were transferred to the acquirer in May 2016. The parts of working interests of the rest of the fields, and the related assets and liabilities, are expected to be, and it is highly probable that they will be, sold during the year ending March 31, 2017. These disposals are being made to deliver the best allocation of JX Group’s management resources and to optimize JX Group’s asset portfolio across exploration, development and production phase based on JX Group’s restructuring plan. The carrying amounts of major classes of assets and liabilities of the disposal groups classified as held for sale are given in Note 14 “Non-current assets or disposal groups classified as held for sale”.

Furthermore, as a result of JX Group’s restructuring plan, impairment losses of 15,934 million yen were also recognized as a result of the decision to exit another overseas oil and gas participation, recoverable amount of such assets is considered to be insignificant.

In the Metals segment, impairment losses of 82,274 million yen in respect of certain assets related to mining activity were recognized primarily due to decreases in the estimated future cash flows arising from the lowering of expected future copper prices and disrupted stable production resulting from the time required, among other things, to develop the deposit for sand tailings segregated in the copper concentrate production process.

Included in the above total, were impairment losses of 80,235 million yen recognized in relation to mainly the assets of the Caserones Copper Mine, such as Machinery, equipment and vehicles. The recoverable amount was 471,349 million yen based on the FVLCD approach. The FVLCD was determined by estimating future cash flows expected to be generated from the Caserones mine, based on the long-term life of mine and production plans. The FVLCD is considered to be Level 3 in the hierarchy of fair value measurements. The associated significant unobservable inputs include copper price, crude oil price, molybdenum price, other operating costs, future capital expenditure, discount rate and foreign exchange rate. Short-term (up to approximately 3 years) copper prices are based on observable market prices and estimates, and long-term (thereafter) prices are based on prior trends and management’s forecast. The post-tax discount rate used was 7.8%, which reflects the current market assessments of the time value of money and the risks specific to the asset.

Year ended March 31, 2015

In the Oil and Natural Gas E&P segment, impairment losses of 142,312 million yen relating to Oil and gas assets were recognized primarily due to decreases in the estimated future cash flows as a result of lowered expectations of future oil prices.

Included in the above total, were impairment losses of 68,234 million yen recognized in relation to Oil and gas assets of working interests mainly in several fields in Papua New Guinea. The recoverable amount of these CGUs was 193,135 million yen measured at value in use. The value in use calculation used a discounted cash flow model based on management’s internal projections including commodity prices, production costs and profile and a pre-tax discount rate of 10.3%, which reflects current market assessments of the time value of money and the risks specific to these assets. Short-term (up to approximately 3 years) commodity prices were estimated using observal future prices, mid-term (up to approximately 8 to 10 years) prices were based on an analysis of the forward curve, and long-term (thereafter) prices were based on prior trends and management’s forecast.

In the Metals segment, impairment losses of 52,237 million yen in respect of certain assets related to mining activity were recognized primarily due to decreases in estimated future cash flows arising from disrupted stable production resulting from the time required, among other things, to develop the deposit for sand tailings generated in the copper concentrate production process.

Included in the above total, were impairment losses of 43,699 million yen recognized in relation to the assets of the Caserones Copper Mine, such as Machinery, equipment and vehicles. The recoverable amount was 562,956 million yen based on the FVLCD approach. The FVLCD was determined by estimating future cash flows expected to be generated from the Caserones mine, based on the long-term life of mine and production plans. The FVLCD is considered to be Level 3 in the hierarchy of fair value measurements. The associated significant unobservable inputs include were copper price, crude oil price, molybdenum price, other operating costs, future capital expenditure, discount rate and foreign exchange rate. Short-term (up to approximately 3 years) copper prices are based on observable market prices and estimates, and long-term (thereafter) price are based on prior trends and management’s forecast. The post-tax discount rate of 7.4%, which reflects the current market assessments of the time value of money and the risks specific to the asset.

14. Non-current assets or disposal groups classified as held for sale

As described in Note 13 “Impairment of non-financial assets”, assets and liabilities related to part of the working interests of certain oil and gas fields in the U.K. North Sea, which was attributed to the Oil and Natural Gas E&P segment, were classified as disposal group as held for sale during the year ended March 31, 2016.

The carrying amounts of major classes of the assets of disposal groups classified as held for sale are as follows:

(Millions of Yen)
As of March 31, 2016
Property, plant and equipment - Oil and gas assets	30,423
Other current assets	3,405

Total	33,828

The carrying amounts of major classes of the liabilities of disposal groups classified as held for sale are as follows:

(Millions of Yen)
As of March 31, 2016
Provisions - Asset retirement obligations	3,993
Other current liabilities	8,480

Total	12,473

15. Trade and other payables, and Other current liabilities

Trade and other payables

The components of trade and other payables are as follows:

			(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Accounts payable - trade	568,439	685,488	914,666
Notes payables - trade	59,874	28,743	26,840
Gasoline excise tax payables	369,406	373,600	283,917
Other payables	332,093	389,002	372,193
Accrued expenses	42,123	38,878	44,215

Total	1,371,935	1,515,711	1,641,831

“Other payables” mainly includes payables related to various taxes.

Other current liabilities

“Other current liabilities” mainly includes customer deposits and consumption tax payable.

16. Bonds and borrowings

The components of bonds are as follows. Amounts in brackets represent the current portion of the bonds:

The bonds issued by the Company

(Millions of Yen)
Bond name	Date of issue	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)	Interest rate (%) (*1)	Collateral	Maturity (*2)
24th, unsecured	June 13, 2005	—	20,000	20,000	—	None	—
			(20,000)
26th, unsecured	June 8, 2006	20,000	20,000	20,000	2.27	None	June 8, 2016
		(20,000)
27th, unsecured	June 8, 2006	—	—	10,000	—	None	—
				(10,000)
28th, unsecured	June 11, 2008	30,000	30,000	30,000	2.09	None	June 11, 2018
29th, unsecured	June 11, 2008	—	—	20,000	—	None	—
				(20,000)
3rd, unsecured	June 17, 2008	10,000	10,000	10,000	2.32	None	June 15, 2018
1st, unsecured	December 17, 2010	—	20,000	20,000	—	None	—
			(20,000)
2nd, unsecured	December 17, 2010	20,000	20,000	20,000	1.07	None	December 15, 2017
3rd, unsecured	December 17, 2010	10,000	10,000	10,000	1.50	None	December 17, 2020
4th, unsecured	December 14, 2012	30,000	30,000	30,000	1.15	None	December 14, 2022
5th, unsecured	July 19, 2013	10,000	10,000	10,000	0.44	None	July 19, 2018
6th, unsecured	July 19, 2013	15,000	15,000	15,000	1.11	None	July 19, 2023
7th, unsecured	June 4, 2014	10,000	10,000	—	0.31	None	June 4, 2019
8th, unsecured	June 4, 2014	10,000	10,000	—	0.52	None	June 4, 2021
9th, unsecured	June 4, 2014	15,000	15,000	—	0.82	None	June 4, 2024
10th, unsecured	December 9, 2014	10,000	10,000	—	0.41	None	December 9, 2021
11th, unsecured	December 9, 2014	15,000	15,000	—	0.72	None	December 9, 2024

	Total	205,000	245,000	215,000
		(20,000)	(40,000)	(30,000)

The bonds issued by the Company’s subsidiaries (ENEOS WING Corporation and ENEOS GLOBE CO. LTD)

(Millions of Yen)
Bond name	Date of issue	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)	Interest rate (%) (*1)	Collateral	Maturity (*2)
Straight bonds of subsidiaries	From September 27, 2010 to March 31, 2011	—	2,480	2,960	—	None	—
			(2,480)	(480)

(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Total in JX Group	205,000	247,480	217,960
	(20,000)	(42,480)	(30,480)

(*)	1.	The interest rate represents the interest rate of the outstanding balance as of March 31, 2016.
2.	The maturity represents the repayment term of the outstanding balance as of March 31, 2016.

The components of borrowings are as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)	Average interest rate (%) (*1)	Maturity (*2)
Current liabilities
Commercial papers	248,000	364,000	450,000	0.03	—
Short-term borrowings	588,033	601,222	826,191	0.17	—
Current portion of long-term borrowings	143,303	171,230	178,574	1.29	—

Subtotal	979,336	1,136,452	1,454,765

Non-current liabilities long-term borrowings	1,355,807	1,255,764	1,087,644	1.29	2017-2031

Total	2,335,143	2,392,216	2,542,409

(*)	1.	The interest rate is calculated using the weighted average rate of the outstanding balance as of March 31, 2016.
2.	The maturity represents the repayment term of the outstanding balance in non-current liabilities as of March 31, 2016.

JX Group has entered into commitment line agreements with six financial institutions to finance its working capital requirements effectively. For the year ended March 31, 2016, the balance of borrowings related to those agreements was zero. The loan facility under the commitment line agreements is as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Loan facility under commitment line agreements	430,000	430,000	430,000

In addition, JX Group has also entered into certain U.S. dollars commitment line agreements with three financial institutions to finance its working capital requirements effectively. For the year ended March 31, 2016, the balance of borrowings related to those agreements was zero. The loan facility under the commitment line agreements is as follows:

	(Thousands of U.S. dollars)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Loan facility under commitment line agreements	200,000	200,000	200,000

Assets pledged as collateral and secured debts are as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Assets pledged as collateral
Cash and cash equivalents	12,158	22,122	16,275
Notes receivable - trade	—	499	623
Buildings, structures and oil tanks	208,877	202,412	148,542
Machinery, equipment and vehicles	473,537	220,597	198,431
Land	375,522	380,153	337,853
Other property, plant and equipment	185,984	409,130	379,668
Other financial assets	580	724	1,468
Other	43,676	218,275	29,361

Total	1,300,334	1,453,912	1,112,221

Secured debts
Short-term borrowings	—	480	1,348
Other payables	192,271	202,218	141,718
Long-term borrowings	192,072	232,159	149,737
Other	900	1,200	1,500

Total	385,243	436,057	294,303

Assets pledged as collateral are in excess of secured debts because certain assets are pledged in groups, known as “Factory foundation security” in Japan.

Debts corresponding to assets pledged as collateral also include transaction guarantees and borrowings of related companies as below:

(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Transaction guarantees	1,218	11	1,062
Borrowings of related companies	30,140	26,265	6,103

17. Provisions

Changes in provisions are as follows:

Year ended March 31, 2016

(Millions of Yen)
	Asset retirement obligations	Other	Total
At beginning of the year	127,350	18,833	146,183

Recognition	6,333	5,175	11,508
Adjustments due to the passage of time	2,999	—	2,999
Amounts utilized	(954)	(6,640)	(7,594)
Unused amounts reversed	(75)	(425)	(500)
Transfer to liabilities directly related to assets held for sale	(3,993)	—	(3,993)
Exchange differences	(7,723)	(88)	(7,811)
Other	3,393	280	3,673

At end of the year	127,330	17,135	144,465

Year ended March 31, 2015

(Millions of Yen)
	Asset retirement obligations	Other	Total
At beginning of the year	111,683	17,002	128,685

Recognition	2,769	7,590	10,359
Adjustments due to the passage of time	3,411	—	3,411
Amounts utilized	(1,079)	(4,144)	(5,223)
Unused amounts reversed	—	(1,601)	(1,601)
Exchange differences	13,619	19	13,638
Other	(3,053)	(33)	(3,086)

At end of the year	127,350	18,833	146,183

Asset retirement obligations principally relate to the obligations to restore real estate under lease agreements for land used for service stations, and obligations to dismantle oil development facilities upon the termination of production. The estimated period up to settlement is primarily assumed to be 15 years for land for service stations and, for development facilities, the number of years of estimated mining or oil production. Discount rates in calculating asset retirement obligations are from 0.3% to 6.5%.

The detail of liabilities directly related to assets held for sale is described in Note 14 “Non-current assets or disposal groups classified as held for sale”.

18. Employee benefits

Outline of retirement benefit plans

JX Group’s domestic subsidiaries have defined benefit plans which include defined benefit corporate pension plan, employees’ pension fund scheme, and severance indemnity plan, as well as defined contribution plans which include the defined contribution corporate pension plan.

Defined benefit plans are usually based on the point system. Employees may be paid special additional benefits on retirement. Certain foreign subsidiaries also have defined benefit plans and defined contribution plans. Furthermore, certain subsidiaries have retirement benefit trusts.

Defined benefit plans

JX Group has defined benefit pension plans, which define the amount of benefit that an employee will receive based on the evaluation of factors such as years of service of employees, performance, job grade and position.

(a) Risks related to defined benefit plans

JX Group is exposed to various risks related to defined benefit plans. Major risks are as follows. JX Group is not exposed to any significant concentration risks related to plan assets:

Plan asset volatility:	Investments in equity instruments are exposed to market price fluctuation risk.

Change in interest rate on bonds:	Decrease in bond market yields will increase net defined benefit liability.

(b) Amounts recognized in the consolidated statements of financial position

The present value of retirement benefit obligations and fair value of plan assets are as follows:

(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Present value of retirement benefit obligations	317,647	324,406	327,574
Fair value of plan assets	187,458	207,778	207,959

Net	130,189	116,628	119,615

The liabilities and assets for retirement benefits recognized in the consolidated statements of financial position are as follows:

(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Liabilities for retirement benefits	130,572	117,481	119,867
Assets for retirement benefits	383	853	252

Net of liabilities and assets recognized in the consolidated statements of financial position	130,189	116,628	119,615

“Assets for retirement benefits” are included in “Other non-current assets” in the consolidated statement of financial position.

(c) Reconciliation of present value of retirement benefit obligations and fair value of plan assets

A reconciliation of the present value of retirement benefit obligations and the fair value of plan assets is as follows:

(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Changes in the present value of retirement benefit obligations:
At beginning of the year	324,406	327,574

Current service cost	8,999	9,477
Interest expenses	1,690	2,772
Remeasurements
- Actuarial difference arising from change in demographic assumptions	1,882	762
- Actuarial difference arising from change in financial assumptions	8,346	7,657
Benefit payments from plan assets	(17,825)	(18,374)
Benefit payments from companies	(5,295)	(5,591)
Other	(4,556)	129

At end of the year	317,647	324,406

Changes in the fair value of plan assets:
At beginning of the year	207,778	207,959

Interest income	1,711	2,498
Remeasurements	(5,478)	13,659
Employer contributions	1,278	2,027
Benefit payments	(17,825)	(18,374)
Other	(6)	9

At end of the year	187,458	207,778

Net of liabilities and assets recognized in the consolidated statements of financial position	130,189	116,628

(d) Components of plan assets

The components of plan assets are as follows:

As of March 31, 2016

(Millions of Yen)
	Quoted prices in active markets	Without quoted prices in an active market	Total
Equity investments (domestic)	27,052	—	27,052
Equity investments (foreign)	27,374	—	27,374
Bonds (domestic)	60,157	—	60,157
Bonds (foreign)	19,942	—	19,942
General account assets (life insurance company)	—	20,299	20,299
Other	10,373	22,261	32,634

Total	144,898	42,560	187,458

As of March 31, 2015

	(Millions of Yen)
	Quoted prices in active markets	Without quoted prices in an active market	Total
Equity investments (domestic)	34,356	—	34,356
Equity investments (foreign)	33,546	—	33,546
Bonds (domestic)	60,391	—	60,391
Bonds (foreign)	20,179	—	20,179
General account assets (life insurance company)	—	21,699	21,699
Other	14,115	23,492	37,607

Total	162,587	45,191	207,778

Date of transition to IFRS (April 1, 2014)

	(Millions of Yen)
	Quoted prices in active markets	Without quoted prices in an active market	Total
Equity investments (domestic)	35,236	—	35,236
Equity investments (foreign)	37,181	—	37,181
Bonds (domestic)	57,203	—	57,203
Bonds (foreign)	19,778	—	19,778
General account assets (life insurance company)	—	21,109	21,109
Other	21,917	15,535	37,452

Total	171,315	36,644	207,959

JX Group has common stock included in the plan assets at the amount of 3,992 million yen, 4,249 million yen and 4,565 million yen as of March 31, 2016, March 31, 2015 and the date of transition to IFRS (April 1, 2014), respectively.

(e) Actuarial assumptions

Major assumptions used for actuarial valuation are as follows:

	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Discount rate	0.2%	0.5%	0.8%

(f) Sensitivity analysis

Changes in actuarial assumptions have the following effects on defined benefit obligations:

The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, changes in other assumptions may affect the sensitivity analysis.

Change in discount rate	As of March 31, 2016	As of March 31, 2015
0.5% increase	Decrease of 14,773 million yen	Decrease of 14,536 million yen
0.5% decrease	Increase of 14,488 million yen	Increase of 16,783 million yen

(g) Information on future cash flows

The expected contributions to the defined benefit plans for the next annual reporting period is estimated at 930 million yen and 2,000 million yen as of March 31, 2016 and March 31, 2015, respectively. The weighted average duration of defined benefit obligations is 10 years and 11 years for the year ended March 31, 2016 and March 31, 2015, respectively.

Multi-employer plans

JX Group participates in multi-employer plans which include National Construction Employees’ Pension Fund and other plans (Tokyo Oil Industry Employees’ Pension Fund had disbanded in November 2015). Although these plans are defined benefit plans, the contribution rate or cost share ratio for past service obligations of each employer is not determined, and contributions are made at a flat rate. Therefore, the required contributions are accounted for as retirement benefit expenses.

(a) Funded status of all multi-employer plans

The funded status of all multi-employer plans is based on the latest available information as follows:

As of March 31, 2016

	(Millions of Yen)
	National Construction Employees’ Pension Fund	Other plans
Total plan assets	270,328	91,558
Total actuarial liabilities for pension financing and minimum actuarial reserve	260,102	107,232

Net amount	10,226	(15,674)
As a percentage of total payroll of JX Group	8.4%	2.8%

As of March 31, 2015

	(Millions of Yen)
	National Construction Employees’ Pension Fund	Tokyo Oil Industry Employees’ Pension Fund	Other plans
Total plan assets	245,223	53,092	218,894
Total actuarial liabilities for pension financing and minimum actuarial reserve	242,526	87,473	306,506

Net amount	2,697	(34,381)	(87,612)
As a percentage of total payroll of JX Group	9.1%	8.1%	4.5%

(b) Expected contributions to multi-employer plans for the next annual reporting period

The expected contributions to multi-employer plans for the next annual reporting period are estimated at 891 million yen and 1,300 million yen as of March 31, 2016 and March 31, 2015, respectively.

(c) Responsibility of JX Group related to multi-employer plans

JX Group may be liable for additional contributions to the multi-employer plans in which JX Group participates, due to wind up of a plan, withdrawal from a plan, or other events.

Defined contribution plans

Retirement benefit expenses for defined contribution plans are recognized as expenses in the period in which the employees render the related services, and contributions payable are recognized as liabilities.

Retirement benefit expenses for defined contribution plans are as follows:

	(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Retirement benefit expenses for defined contribution plans	13,669	13,648

19. Deferred tax

Changes in deferred tax assets and liabilities

The components of changes in deferred tax assets and liabilities are analyzed as follows:

Year ended March 31, 2016

					(Millions of Yen)
	At beginning of the year	Recognized in profit or loss	Recognized in other comprehensive income	Other changes	At end of the year
Deferred tax assets
Property, plant and equipment and intangible assets	35,378	(2,220)	—	(623)	32,535
Liabilities for retirement benefits	36,572	(292)	5,050	(97)	41,233
Net operating loss carryforwards	249,124	7,364	—	(5,271)	251,217
Asset retirement obligations	33,385	730	—	(2,200)	31,915
Other	65,283	(18,428)	7,332	(217)	53,970

Subtotal	419,742	(12,846)	12,382	(8,408)	410,870

Deferred tax liabilities
Changes in fair value of financial assets measured at FVOCI	108,328	—	(49,358)	—	58,970
Property, plant and equipment and intangible assets	293,749	(75,881)	—	(7,064)	210,804
Undistributed earnings of foreign subsidiaries and others	36,309	(5,053)	—	—	31,256
Other	36,481	(31,083)	—	(2,783)	2,615

Subtotal	474,867	(112,017)	(49,358)	(9,847)	303,645

Net amount	(55,125)	99,171	61,740	1,439	107,225

Year ended March 31, 2015

					(Millions of Yen)
	At beginning of the year	Recognized in profit or loss	Recognized in other comprehensive income	Other changes	At end of the year
Deferred tax assets
Property, plant and equipment and intangible assets	43,922	(10,551)	—	2,007	35,378
Liabilities for retirement benefits	39,327	(1,559)	(1,307)	111	36,572
Net operating loss carryforwards	172,045	65,792	—	11,287	249,124
Asset retirement obligations	32,698	(3,500)	—	4,187	33,385
Other	93,449	(35,491)	3,784	3,541	65,283

Subtotal	381,441	14,691	2,477	21,133	419,742

Deferred tax liabilities
Changes in fair value of financial assets measured at FVOCI	91,980	—	16,348	—	108,328
Property, plant and equipment and intangible assets	280,131	(5,986)	—	19,604	293,749
Undistributed earnings of foreign subsidiaries and others	30,614	5,695	—	—	36,309
Other	81,496	(56,024)	—	11,009	36,481

Subtotal	484,221	(56,315)	16,348	30,613	474,867

Net amount	(102,780)	71,006	(13,871)	(9,480)	(55,125)

“Other changes” mainly includes foreign exchange differences.

“Other” in deferred tax assets mainly includes deferred tax assets recognized for other payables and accrued expenses.

Taxable entities that have suffered a loss in either the current or preceding period recognize deferred tax assets based on the recoverability considering the probability of the generation of future taxable income and the expiration dates of the related net operating loss carryforwards. Deferred tax assets recognized by these entities were 199,276 million yen, 94,226 million yen and 70,820 million yen, as of March 31, 2016, March 31, 2015 and the date of transition to IFRS (April 1, 2014), respectively.

Deductible temporary differences and net operating loss carryforwards for which no deferred tax assets are recognized

The following table shows the amount of deductible temporary differences and net operating loss carryforwards before tax impacts for which no deferred tax assets are recognized:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Deductible temporary differences	992,976	602,724	566,437
Net operating loss carryforwards	672,946	590,732	244,494

Total	1,665,922	1,193,456	810,931

Net operating loss carryforwards for which no deferred tax assets are recognized will expire as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Year ending March 31,:
2015	—	—	6,400
2016	—	1,032	1,325
2017	9,048	9,532	8,389
2018	87,876	42,931	38,468
2019	8,107	6,429	(*1) 189,912
2020	9,911	(*2) 530,808	(*1)
2021 and thereafter	558,004	(*2)	(*1)

Total	672,946	590,732	244,494

(*)	1.	Net operating loss carryforwards as at the date of transition to IFRS (April 1, 2014) expire from 2019 and thereafter.
2.	Net operating loss carryforwards as at March 31, 2015 expire from 2020 and thereafter.

Income tax receivables included in “Other current assets” in the consolidated statements of financial position as of March 31, 2016, March 31, 2015 and the date of transition to IFRS (April 1, 2014) are 27,698 million yen, 27,395 million yen and 28,605 million yen, respectively.

20. Financial instruments

Capital management

JX Group seeks to develop and maintain an optimal capital structure in order to achieve mid-to-long term group strategies and maximize corporate value. The index JX Group focuses on for capital management purposes is net debt equity ratio (net D/E ratio (*)).

The target for this index is included in the medium to long term group strategies, and is reported to and monitored by management on a continuous basis.

(*)	Net D/E ratio = (interest-bearing debts - cash and cash equivalents - time deposits) / equity

Net D/E ratio as of March 31, 2016, March 31, 2015 and the date of transition to IFRS (April 1, 2014) was 1.26 times, 1.08 times and 1.09 times, respectively.

JX Group is not subject to particular significant capital requirements (other than general rules such as the Companies Act of Japan).

Financial risk management

JX Group is exposed to various risks including credit risk, liquidity risk and market risk (foreign exchange risk, interest rate risk, commodity price fluctuation risk and stock price fluctuation risk). JX Group uses derivative financial instruments including foreign exchange forward contracts, interest rate swaps and commodity forwards, to hedge certain market risk exposures. JX Group complies with the management policy which sets the authorization levels required to execute derivative transactions, and establishes that derivative transactions are not entered into for speculative purposes.

JX Group conducts financing activities (including bank borrowings and bond issuance) as necessary based on the capital investment plan. Temporary surplus funds are invested in low risk financial instruments for asset management purposes, and short-term operating funds are raised through bank borrowings or commercial paper issuance. Liquidity risk related to financing is managed through the monthly cash management plan developed by each group entity or through other methods.

(a) Credit risk

JX Group is exposed to credit risk, which is the risk of loss arising from the failure of counterparties to meet their obligations related to the financial assets held by JX Group. To mitigate such risk, JX Group sets the credit limit for each counterparty according to the credit management policy, regularly monitors the financial conditions of the counterparties, and properly manages due dates and balances of receivables due from each counterparty, in order to allow for early detection of receivables which may be uncollectible. Safeguard measures, such as the holding of collateral or the use of factoring companies, may be adopted as necessary.

Derivative transactions to mitigate fluctuation risk of commodity prices or foreign exchange rates, are generally entered into with highly creditworthy financial institutions, and accordingly the impact on credit risk is limited.

The receivables held by JX Group are due from various counterparties across a broad range of industries and regions. Accordingly, JX Group does not have significant concentration of credit risk related to particular counterparties nor excessive concentration of credit risk which requires special attention.

Guarantees and the carrying amount of financial assets less impairment in the consolidated financial statements represent the maximum credit risk exposure of JX Group’s financial assets, which do not take into account of the value of collateral held.

(i) Changes in the loss allowance

JX Group measures the loss allowance for trade receivable at an amount equal to the expected credit loss for the entire expected remaining life of the financial asset based on the actual loss rate determined using the historical experience of default by past due status and adjusted for economic situations.

Further, JX Group categorizes other receivables into general accounts receivables or delinquent receivables according to the credit management policy. Delinquent receivables are financial assets whose credit risks has significantly increased since the initial recognition based on such factors as an external credit rating downgrade or overdue status, or financial assets that are determined to be impaired because of a significant deterioration in the financial condition of the debtor. General receivables are receivables other than delinquent receivables.

The loss allowance for general accounts receivables is measured at an amount equal to the expected credit loss that will occur within 12 months after the end of the reporting period, and the loss allowance for delinquent receivables is measured at an amount equal to the expected credit loss for the entire expected remaining life.

Changes in the loss allowance are as follows:

Year ended March 31, 2016

	(Millions of Yen)
	Trade receivables	Items other than trade receivables
At beginning of the year	1,293	9,808

Recognition	1,098	276
Amounts utilized	(71)	(6,416)
Unused amounts reversed	(760)	(332)
Other	74	(411)

At end of the year	1,634	2,925

Year ended March 31, 2015

	(Millions of Yen)
	Trade receivables	Items other than trade receivables
At beginning of the year	1,475	8,732

Recognition	959	2,214
Amounts utilized	(475)	(844)
Unused amounts reversed	(565)	(297)
Other	(101)	3

At end of the year	1,293	9,808

The loss allowance for “Items other than trade receivables” consists primarily of other receivables whose credit risk has not increased significantly since initial recognition.

The loss allowance is included in “Current assets” and “Non-current assets” in the consolidated statement of financial position.

(ii) Gross financial assets by credit quality

As of the March 31, 2016, March 31, 2015 and the date of transition to IFRS (April 1, 2014), the gross carrying amounts of trade receivables by aging of trade receivables (“Accounts receivable - trade” and “Notes receivable - trade”) and the gross carrying amounts other than trade receivables by internal management classification are as follows:

Trade receivables (“Accounts receivable - trade” and “Notes receivable - trade”)

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
30 days or less past due (including before due)	785,841	1,007,631	1,372,022
Over 30 days through 90 days past due	2,391	2,872	1,356
Over 90 days through 180 days past due	390	458	235
Over 180 days through one year past due	369	76	660
Over one year past due	141	179	209

Total	789,132	1,011,216	1,374,482

Items other than trade receivables

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
General accounts receivable	239,057	268,108	272,949
Delinquent receivables	3,674	9,440	8,446

Total	242,731	277,548	281,395

(b) Liquidity risk

JX Group raises funds necessary for its operation and capital investment through borrowing from financial institutions and issuing bonds or commercial papers, and accordingly is exposed to liquidity risk, which is the risk of failure to meet these obligations. JX Group borrows from financial institutions and issues bonds or commercial papers, if necessary, to secure minimum funds to its operating businesses, as well as maintaining commitment lines to be prepared for emergency situations such as unexpected funding needs or a significant decrease in market liquidity.

Further, JX Group manages liquidity risk through developing monthly financial plans based on the funding needs of each group entity, and comparing them to actual daily cash flows.

The amounts of JX Group’s non-derivative financial liabilities and derivative liabilities by remaining maturity are as follows:

As of March 31, 2016

	(Millions of Yen)
	Due in one year or less	Due after one year through five years	Due after five years
Non-derivative financial liabilities
Trade and other payables	1,369,719	2,216	—
Bonds and borrowings	999,336	744,732	796,075

Total	2,369,055	746,948	796,075

Derivative liabilities
Foreign exchange derivatives	1,218	2,224	317
Interest rate swaps	406	6,400	11,715
Commodity derivatives	15,892	10,079	—

Total	17,516	18,703	12,032

As of March 31, 2015

	(Millions of Yen)
	Due in one year or less	Due after one year through five years	Due after five years
Non-derivative financial liabilities
Trade and other payables	1,515,403	308	—
Bonds and borrowings	1,178,932	669,010	791,754

Total	2,694,335	669,318	791,754

Derivative liabilities
Foreign exchange derivatives	9,846	4,530	1,151
Interest rate swaps	121	5,138	5,029
Commodity derivatives	4,219	601	—

Total	14,186	10,269	6,180

Date of transition to IFRS (April 1, 2014)

	(Millions of Yen)
	Due in one year or less	Due after one year through five years	Due after five years
Non-derivative financial liabilities
Trade and other payables	1,641,788	43	—
Bonds and borrowings	1,485,245	650,035	625,089

Total	3,127,033	650,078	625,089

Derivative liabilities
Foreign exchange derivatives	1,159	1,955	—
Interest rate swaps	395	5,518	4,500
Commodity derivatives	2,378	833	341

Total	3,932	8,306	4,841

(c) Market risk

(i) Foreign exchange risk

JX Group operates globally and is exposed to foreign exchange risk related to foreign currency denominated receivables and payables arising from foreign currency transactions, such as purchases of certain raw materials and sales of certain products in foreign currencies. JX Group’s foreign exchange risk arises mainly from U.S. dollar fluctuation. JX Group uses foreign exchange forward contracts and other instruments to hedge foreign exchange risk related to forward transactions or foreign currency denominated receivables and payables, taking account of the effect of future offset.

Major JX Group’s net foreign exchange risk exposure is as follows (amounts in brackets: payables):

As of March 31, 2016

	Millions of Yen	Foreign currency in thousands
U.S. dollar	(128,391)	(1,139,431)

As of March 31, 2015

	Millions of Yen	Foreign currency in thousands
U.S. dollar	(18,291)	(152,208)

For foreign currency denominated financial instruments held at the end of the reporting period, the hypothetical impact on loss before tax in the consolidated statements of profit or loss for the years ended March 31, 2016 and March 31, 2015 would be 2,412 million yen and 256 million yen, respectively, assuming a 1% appreciation in yen value while holding all other assumptions constant.

(ii) Interest rate risk

In the ordinary course of business, JX Group makes interest payments on funds raised for operations and capital investment purposes, and is accordingly exposed to cash flow interest rate risk arising from market interest rate fluctuation related to variable interest borrowings. For the variable interest long-term borrowings, such as those for capital investment purposes, JX Group enters into floating-to-fixed interest rate swaps with financial institutions in order to prevent any excessive increase in interest expense due to rising interest rates. JX Group hedges interest rate risk through converting long-term borrowings from floating rates to fixed rates to ensure stable future cash flow.

For variable-interest-bearing debts not hedged by floating-to-fixed interest rate swaps, the hypothetical impact on loss before tax in the consolidated statements of profit or loss for the years ended March 31, 2016 and March 31, 2015 would be 6,099 million yen and 7,685 million yen, respectively, assuming a 1% fluctuation in interest rates while holding all other assumptions constant.

(iii) Commodity price risk

In the ordinary course of business, JX Group sells products such as petroleum and metal products and purchases raw materials such as crude oil and copper concentrates, and is accordingly exposed to commodity price fluctuation risk arising from fluctuation of sales and purchase prices. JX Group hedges commodity price fluctuation risk through adjusting the quantity of sales and purchases, matching sales and purchase timing, and entering into derivative transactions, such as commodity forwards and swaps.

If commodity prices fluctuate 10% with the price at the end of the reporting period, the hypothetical impact on loss before tax in the consolidated statements of profit or loss arising from the commodity-related derivatives to which hedge accounting is not applied would be immaterial.

(iv) Stock price risk

JX Group mainly holds equity investments in its business partners in order to facilitate business operations, and is accordingly exposed to stock price fluctuation risk. JX Group regularly analyzes the market prices of those investments and the financial position of the issuers, and continuously reviews its ownership status considering relationships with the business partners.

If the quoted prices of equity instruments (stock) in active markets drop 10% at the end of the reporting period, the hypothetical impact (before tax) on “Changes in fair value of financial assets measured at fair value through other comprehensive income” in the consolidated statements of comprehensive income or loss for the years ended March 31, 2016 and March 31, 2015 would be 20,242 million yen and 29,826 million yen, respectively. The impact on profit or loss would be immaterial.

Classification of financial instruments

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	537,878	386,696	296,716
Trade and other receivables	875,059	1,117,270	1,491,756
Other financial assets	150,068	162,077	155,157
Financial assets measured at FVPL
Trade and other receivables	1,309	211	1,032
Other financial assets (derivatives)	12,335	6,427	10,149
Financial assets measured at FVOCI
Other financial assets (equity investments)	315,337	519,134	461,182

Total	1,891,986	2,191,815	2,415,992

Financial liabilities
Financial liabilities measured at amortized cost
Trade and other payables	1,371,935	1,515,711	1,641,831
Bonds and borrowings	2,540,143	2,639,696	2,760,369
Other financial liabilities	5,701	5,572	11,826
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	48,251	30,635	17,079
Other financial liabilities (preferred stock)	3,479	—	—

Total	3,969,509	4,191,614	4,431,105

Financial assets measured at FVOCI

JX Group designates the equity investments held with a view to broaden the revenue base through maintaining and enforcing relationships with business partners, as financial assets measured at FVOCI.

The fair values of major equity investments in active markets are as follows:

As of March 31, 2016

(Millions of Yen)
INPEX Corporation	37,393
SK Innovation Co., Ltd.	15,494
Nippon Shokubai Co., Ltd.	12,200
East Japan Railway Company	9,627
Nissan Chemical Industries, Ltd.	7,463

As of March 31, 2015

(Millions of Yen)
INPEX Corporation	58,071
SK C&C Co., Ltd.	29,430
Nippon Shokubai Co., Ltd.	18,768
East Japan Railway Company	9,554
SK Innovation Co., Ltd.	9,474

Date of transition to IFRS (April 1, 2014)

(Millions of Yen)
INPEX Corporation	58,663
SK C&C Co., Ltd.	16,835
Nippon Shokubai Co., Ltd.	12,977
SK Innovation Co., Ltd.	10,779
Mizuho Financial Group, Inc.	7,864

Financial assets measured at FVOCI that do not have quoted prices in active markets primarily comprised investments related to resources such as LNG. As of March 31, 2016, March 31, 2015 and the date of transition to IFRS (April 1, 2014), investments related to resources were 87,156 million yen, 186,566 million yen and 185,837 million yen, respectively.

The financial assets measured at FVOCI which were disposed of during the years ended March 31, 2016 and March 31, 2015 are as follows:

	(Millions of Yen)
Year ended March 31, 2016			Year ended March 31, 2015
Fair value as of the date of sale	Cumulative gains	Dividend income	Fair value as of the date of sale	Cumulative gains	Dividend income
38,938	32,033	513	292	164	5

These assets were sold as the result of a review of the business relationships. Cumulative gains of 14,904 million yen and cumulative losses of 25,972 million yen, net of tax, were transferred from other components of equity to retained earnings during the years ended March 31, 2016 and March 31, 2015, respectively.

Fair value of financial instruments

(a) Carrying amounts and fair value of financial instruments measured at amortized cost

	(Millions of Yen)
	As of March 31, 2016		As of March 31, 2015		Date of transition to IFRS (April 1, 2014)
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortized cost
Bonds and borrowings	2,540,143	2,552,152	2,639,696	2,653,058	2,760,369	2,774,529

Fair value is determined as follows:

Cash and cash equivalents, trade and other receivables, and trade and other payables

The fair value of these instruments approximates the carrying amount due to their short-term maturities.

Bonds and borrowings

The fair value of bonds and borrowings is determined by discounting future cash flow to their present value using the rate that would be applied to JX Group’s current borrowings of a similar nature. These are classified as Level 2 because the inputs are observable.

(b) Financial assets and financial liabilities measured at fair value

All assets or liabilities measured at fair value are categorized within the following fair value hierarchy, based on the observability of inputs used in fair value measurement:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly
Level 3:	Unobservable inputs

The following financial assets and liabilities of JX Group are measured at fair value on a recurring basis:

As of March 31, 2016

				(Millions of Yen)
	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets measured at FVPL
Trade and other receivables	—	1,309	—	1,309
Other financial assets (derivatives)	—	12,335	—	12,335
Financial assets measured at FVOCI
Other financial assets (equity investments)	202,419	—	112,918	315,337
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	—	48,251	—	48,251
Other financial liabilities (preferred stock)	—	—	3,479	3,479

As of March 31, 2015

				(Millions of Yen)
	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets measured at FVPL
Trade and other receivables	—	211	—	211
Other financial assets (derivatives)	—	6,427	—	6,427
Financial assets measured at FVOCI
Other financial assets (equity investments)	298,262	—	220,872	519,134
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	—	30,635	—	30,635

Date of transition to IFRS (April 1, 2014)

				(Millions of Yen)
	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets measured at FVPL
Trade and other receivables	—	1,032	—	1,032
Other financial assets (derivatives)	—	10,149	—	10,149
Financial assets measured at FVOCI
Other financial assets (equity investments)	243,760	—	217,422	461,182
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	—	17,079	—	17,079

JX Group recognizes transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the years ended March 31, 2016 and March 31, 2015, there were no transfers between Level 1 and Level 2.

Fair value is determined as follows:

Trade and other receivables

The fair value of trade and other receivables, which have embedded derivatives and are accounted for in combination, is determined based on the market price of copper on the LME for a certain period of time in the future, and are classified as Level 2.

Other financial assets (derivatives) and other financial liabilities (derivatives)

Within derivatives, the fair value of foreign exchange forward contracts is determined based on forward exchange quotation at the end of the reporting period. The fair value of interest rate swaps is determined by discounting future cash flow to the present value using the remaining period to maturity and the rate at the end of the reporting period. The fair value of commodity derivatives is determined based on publicly available indexes. All of these derivatives are classified as Level 2.

Other financial assets (equity investments)

Fair value of listed equity investments is determined using unadjusted quoted price and these equity investments are classified as Level 1. The fair value of unlisted equity investments is determined using appropriate valuation approaches such as the discounted cash flow method and comparable companies approach. Unlisted equity investments are classified as Level 3, because one or more of the significant inputs are not based on observable market data.

Other financial liabilities (preferred stock)

The fair value of preferred stock is determined using dividend discounted method and is classified as Level 3.

(c) Financial instruments classified as Level 3

Changes in other financial assets (equity investments) classified as Level 3 is shown below:

	(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
At beginning of the year	220,872	217,422

Gains (losses) recognized in other comprehensive income	(99,050)	1,850
Purchases	90	1,750
Sales	(416)	(41)
Settlements	(8,593)	(2)
Other changes	15	(108)
Exchange differences	—	1

At end of the year	112,918	220,872

Gains or losses recognized in other comprehensive income are included in “Changes in fair value of financial assets measured at fair value through other comprehensive income” in the consolidated statement of comprehensive income or loss.

Changes in other financial liabilities (preferred stock) classified as Level 3 during the reporting period is shown below:

	(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
At beginning of the year	—	—

Gains recognized in profit or loss	(771)	—
Purchases	4,531	—
Exchange differences	(281)	—

At end of the year	3,479	—

Gains recognized in profit or loss are included in “Other operating income” in the consolidated statement of profit or loss.

In accordance with JX Group’s policy, the fair value of unlisted equity investments classified as Level 3 is measured by each group entity which directly holds the equity investments. The appropriateness of the fair value determination is verified on a continuous basis through the valuation policy and the valuation model developed, maintained and updated by the Company, and periodic monitoring of businesses of each unlisted company evaluated and their comparable listed companies.

The significant unobservable inputs used in the measurement of fair value of unlisted equity investments classified as Level 3 are the discount rate used in the discounted cash flow method and the assumptions used in the estimation of the future cash flows, such as commodity prices based on market price and foreign exchange rates which are assumed based on the year-end exchange rate. The discount rate applied by JX Group is approximately 10%. Changes in the fair value are not expected to be significant, assuming a 0.5% increase/decrease in discount rate or a 10% increase/decrease in expected future prices at the end of the reporting period.

Derivative financial instruments and hedge accounting

JX Group uses derivative financial instruments including foreign exchange forward contracts, interest rate swaps, and commodity forward contracts, as cash flow hedges, to hedge future cash flow fluctuation risk due to foreign exchange, interest rate and commodity price fluctuations. These cash flows related to the outstanding balance as of March 31, 2016 are expected to arise and affect profit or loss for the period from April 2016 to October 2030.

The following table shows changes in other components of equity due to derivatives to which hedge accounting is applied:

	(Millions of Yen)
	Year ended March 31, 2016
	At beginning of the year	Changes during the year	Reclassified to profit or loss	Adjustments to acquisition costs of assets	At end of the year
Currency-related
Foreign exchange forward contracts	(493)	(1,774)	2,812	(192)	353
Interest-rate-related
Interest rate swaps	(6,930)	(8,546)	2,606	—	(12,870)
Commodity-related
Oil and gas swaps	1,161	(12,893)	1,555	(1,458)	(11,635)
Metal forward transactions	415	4,243	(5,205)	—	(547)

Total	(5,847)	(18,970)	1,768	(1,650)	(24,699)

	(Millions of Yen)
	Year ended March 31, 2015
	At beginning of the year	Changes during the year	Reclassified to profit or loss	Adjustments to acquisition costs of assets	At end of the year
Currency-related
Foreign exchange forward contracts	2,406	(5,107)	(1,690)	3,898	(493)
Interest-rate-related
Interest rate swaps	(6,697)	(233)	—	—	(6,930)
Commodity-related
Oil and gas swaps	3,679	609	496	(3,623)	1,161
Metal forward transactions	(579)	(1,990)	2,964	20	415

Total	(1,191)	(6,721)	1,770	295	(5,847)

The balances in the table above are for continuing hedges.

The fair value and nominal amount of derivatives to which hedge accounting is applied and is not applied are as follows. Derivative financial instruments are included in “Other financial assets” or “Other financial liabilities” in the consolidated statement of financial position:

Derivatives to which hedge accounting is applied

	(Millions of Yen)
	As of March 31, 2016			As of March 31, 2015			Date of transition to IFRS (April 1, 2014)
	Nominal amount	Fair value		Nominal amount	Fair value		Nominal amount	Fair value
		Asset	Liability		Asset	Liability		Asset	Liability
Currency-related
Foreign exchange forward contracts	102,771	1,978	333	117,305	193	1,012	117,597	3,710	570
Interest-rate-related
Interest rate swaps	478,815	—	18,521	393,800	45	10,288	391,462	8	10,413
Commodity-related
Oil and gas price swaps	131,699	2,729	23,073	145,710	2,790	3,511	26,280	5,860	88
Metal forward contracts	126,555	1,386	3,429	137,411	2,918	1,727	123,026	1,506	2,852

Total	839,840	6,093	45,356	794,226	5,946	16,538	658,365	11,084	13,923

Derivatives to which hedge accounting is not applied

	(Millions of Yen)
	As of March 31, 2016			As of March 31, 2015			Date of transition to IFRS (April 1, 2014)
	Nominal amount	Fair value		Nominal amount	Fair value		Nominal amount	Fair value
		Asset	Liability		Asset	Liability		Asset	Liability
Currency-related
Foreign exchange forward contracts	170,933	5,530	1,867	200,772	435	9,526	110,754	124	1,567
Currency swaps	21,303	—	1,988	23,545	—	4,927	23,952	—	1,309
Commodity-related
Oil and gas price swaps	6,066	398	151	25,179	751	349	12,414	—	1,339
Metal forward contracts	8,057	1,425	—	—	—	—	—	—	—

Total	206,359	7,353	4,006	249,496	1,186	14,802	147,120	124	4,215

Nominal amounts for commodity-related derivatives represent the product of contractual volumes and prices.

21. Equity and other equity items

Common stock

Changes in the number of shares authorized and issued are as follows:

			(Thousands of Shares)
	Year ended March 31, 2016		Year ended March 31, 2015
	Number of shares authorized	Number of shares issued	Number of shares authorized	Number of shares issued
At beginning of the year	8,000,000	2,495,486	8,000,000	2,495,486
Increase (decrease)	—	—	—	—

At end of the year	8,000,000	2,495,486	8,000,000	2,495,486

(*)	1.	All the shares issued by the Company are common stock with no par value.
2.	Shares issued are fully paid-up.
3.	Each shares issued carries one voting right and dividend right.

Capital surplus and retained earnings

Capital surplus is composed of additional paid-in capital and other capital surplus. Retained earnings are composed of legal reserve and other retained earnings. The Companies Act of Japan provides that 10% of distributions of retained earnings shall be appropriated as additional paid-in capital or as legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of common stock.

Treasury stock

Changes in the number and amount of treasury stock are as follows:

	Year ended March 31, 2016		Year ended March 31, 2015
	Number of shares (Thousands)	Amount (Millions of Yen)	Number of shares (Thousands)	Amount (Millions of Yen)
At beginning of the year	9,056	3,926	8,982	3,893
Increase (decrease), net	66	33	74	33

At end of the year	9,122	3,959	9,056	3,926

Other components of equity

(a) Changes in fair value of financial assets measured at FVOCI

Changes in fair value of financial assets measured at FVOCI are the valuation differences in fair value of financial assets measured at FVOCI.

(b) Changes in fair value of cash flow hedges

JX Group uses derivatives for hedging to minimize the risk of fluctuation in future cash flows. This is the effective portion of the change in fair value of derivative transactions designated as cash flow hedges.

(c) Exchange differences on translation of foreign operations

Exchange differences on translation of foreign operations are composed of foreign currency translation differences that occur to consolidated financial statements of foreign operations.

(d) Remeasurement gains (losses) on defined benefit plans

Remeasurement gains (losses) on defined benefit plans are the effect of differences between the actuarial assumptions at the beginning of the year and actual experience, and the effect of changes in actuarial assumptions related to defined benefit plans.

22. Dividends

Dividends becoming effective in the next financial year are as follows:

	Year ending March 31, 2017
Resolution	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 28, 2016	Ordinary shares	19,918	8.0	March 31, 2016	June 29, 2016

Dividends paid during respective years are as follows:

	Year ended March 31, 2016
Resolutions	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 25, 2015	Ordinary shares	19,918	8.0	March 31, 2015	June 26, 2015
Board of directors’ meeting on November 4, 2015	Ordinary shares	19,918	8.0	September 30, 2015	December 7, 2015

	Year ended March 31, 2015
Resolutions	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 26, 2014	Ordinary shares	19,919	8.0	March 31, 2014	June 27, 2014
Board of directors’ meeting on November 4, 2014	Ordinary shares	19,919	8.0	September 30, 2014	December 5, 2014
23. Expenses by nature

The components of cost of sales, and selling, general and administrative expenses are as follows:

		(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Material and merchandise cost included in cost of sales	5,865,223	7,982,127
Fuel expenses	295,724	455,936
Employee costs	236,546	232,963
Depreciation and amortization	212,885	201,625
Freight	171,332	167,432
Rental expenses	129,199	124,750
Research and development expenses	20,684	21,353
Other	657,079	552,125

Total cost of sales, and selling, general and administrative expenses	7,588,672	9,738,311

“Other” primarily consists of overhead costs for manufacturing and refining such as repair and maintenance, and utility costs.

24. Finance income and finance costs

The components of finance income and finance costs are as follows:

		(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Interest income
Financial assets measured at amortized cost	2,458	5,568
Dividend income
Financial assets measured at FVOCI	995	998
Derivative income	6,944	1,558
Foreign currency exchange gain	7,998	—

Total finance income	18,395	8,124

Interest expenses
Financial liabilities measured at amortized cost	25,179	26,320
Derivative expenses	67	3,418
Foreign currency exchange loss	—	15,561

Total finance costs	25,246	45,299

25. Other operating income and expenses

Other operating income

The components of other operating income are as follows:

		(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Dividends income	23,731	45,841
Rental income	9,200	10,911
Gain on disposals of property, plant and equipment	7,507	56,769
Other	17,661	25,296

Total	58,099	138,817

Other operating expenses

The components of other operating expenses are as follows:

(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Impairment loss	318,868	213,901
Loss on disposals of property, plant and equipment	10,074	13,381
Foreign currency exchange loss	4,563	2,349
Other	31,763	36,016

Total	365,268	265,647

Impairment loss arose from impairment test based on changes in business environments and JX Group’s restructuring plan. Further information related to impairment loss is described in Note 13 “Impairment of non-financial assets” and Note 14 “Non-current assets or disposal groups classified as held for sale”.

26. Income taxes

Income tax expenses

The components of income tax expenses (benefit) are as follows:

(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Current tax expenses	51,389	74,471
Deferred tax (benefit) expenses
Recognition and reversal of temporary differences	(104,341)	(79,233)
Changes in tax rates	5,170	8,227

Total deferred tax income, net	(99,171)	(71,006)

Total income tax (benefit) expenses	(47,782)	3,465

Recognition and reversal of temporary differences includes the benefit arising from previously unrecognized tax losses of a prior period that was used to reduce deferred tax expense of 27,874 million yen for the year ended March 31, 2016 and was immaterial for the year ended March 31, 2015.

There were no significant write-downs of deferred tax assets, reversal of previous write-downs, nor adjustments for prior periods recognized in the years ended March 31, 2016 and March 31, 2015.

Reconciliation of the difference between the effective statutory tax rate and the actual tax rate

The reconciliation of the difference between the effective statutory tax rate and the actual tax rate of JX Group is as follows. Actual tax rate represents the ratio of income tax (benefit) expenses to loss before tax:

	Year ended March 31, 2016	Year ended March 31, 2015
Effective statutory tax rate	33.1%	35.6%

Entertainment and other permanently non-deductible expenses	(0.5)	(0.7)
Dividend and other permanently non-taxable income	3.4	4.1
Tax effect on companies accounted for using the equity method	1.6	4.6
Changes in unrecognized deferred tax assets	(19.4)	(34.0)
Tax rate difference of subsidiaries	(5.8)	(7.9)
Other	1.0	(2.8)

Actual tax rate	13.4%	(1.1)%

JX Group is subject to mainly corporate tax, inhabitant tax and deductible business tax, which in aggregate resulted in applicable statutory effective tax rates of 33.1% and 35.6% for the years ended March 31, 2016 and March 31, 2015, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Following the promulgation on December 2, 2011 of the “Act for Partial Revision of the Income Tax Act, etc. for the Purpose of Creating Taxation System Responding to Changes in Economic and Social Structures” (Act No. 114 of 2011) and the “Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake” (Act 117 of 2011), effective from financial years beginning on and after April 1, 2012, corporate tax rates have been reduced and the Special

Corporation Tax for Reconstruction has been imposed. In accordance with this reform, the effective statutory tax rates, used to measure deferred tax assets and deferred tax liabilities, have been reduced from previous 40.7% to 38.0% for temporary differences that are expected to be realized between the financial year beginning on April 1, 2012 and the financial year beginning on April 1, 2014, and to 35.6% for temporary differences that are expected to be realized during and after the financial years beginning on April 1, 2015. The “Act for Partial Amendment of the Income Tax Act, Etc.” (Act No.15 of 2016) and the “Act for Partial Amendment of the Local Tax Act, Etc.” (Act No.13 of 2016) were enacted on March 29, 2016.

Consequently, the effective statutory tax rates applicable to the calculation of deferred tax assets and liabilities were changed in accordance with following respective reversal periods of temporary differences:

Financial year ending March 31, 2017: 30.9%

Financial year ending March 31, 2018 and thereafter: 30.6%

The effects due to this change of tax rates were a decrease in deferred tax assets (net of deferred tax liabilities) of 3,382 million yen, and a decrease in income tax benefit adjustments of 5,170 million yen.

27. Other comprehensive income (loss)

Reclassification and tax effects related to other comprehensive income (loss) are as follows:

	(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Changes in fair value of financial assets measured at FVOCI
Incurred during the year	(170,127)	31,034

Before tax	(170,127)	31,034
Tax effects	48,942	(16,520)

Changes in fair value of financial assets measured at FVOCI	(121,185)	14,514

Changes in fair value of cash flow hedges
Incurred during the year	(26,017)	(15,019)
Reclassification	208	4,692

Before tax	(25,809)	(10,327)
Tax effects	7,748	3,956

Changes in fair value of cash flow hedges	(18,061)	(6,371)

Exchange differences on translation of foreign operations
Incurred during the year	(37,353)	144,938
Reclassification	—	—

Before tax	(37,353)	144,938
Tax effects	—	—

Exchange differences on translation of foreign operation	(37,353)	144,938

Remeasurement gains (losses) on defined benefit plans
Incurred during the year	(15,706)	5,240

Before tax	(15,706)	5,240
Tax effects	5,050	(1,307)

Remeasurement (losses) gains on defined benefit plans	(10,656)	3,933

Share of other comprehensive income (loss) of investments accounted for using the equity method
Incurred during the year	(12,535)	26,772
Reclassification	(36)	(830)

Before tax	(12,571)	25,942
Tax effects	—	—

Share of other comprehensive (loss) income of investments accounted for using the equity method	(12,571)	25,942

Total other comprehensive (loss) income	(199,826)	182,956

28. Earnings per share

Earnings (loss) per share attributable to owners of the parent are as follows:

	Year ended March 31, 2016	Year ended March 31, 2015
Loss for the year attributable to owners of the parent (Millions of Yen)	(273,607)	(284,643)
Weighted average number of ordinary shares during the year (Thousands of Shares)	2,486,397	2,486,465
Loss per share attributable to owners of the parent,
basic and diluted (Yen)	(110.04)	(114.48)

The Company did not have any potential shares that have had dilutive effect.

29. Contingencies

JX Group provides guarantees for indebtedness such as borrowings from financial institutions by companies other than the subsidiaries. JX Group also provides guarantees for borrowings (housing loans) of employees.

The outstanding guarantees for indebtedness at the end of the respective reporting period are as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015
Associates and joint ventures	48,699	52,091
Other companies and employees	5,871	7,514

Total	54,570	59,605

30. Commitments

The amounts of purchase commitments for property, plant and equipment and intangible assets contracted for at the end of the reporting period but not yet recognized in the consolidated statements of financial position are as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015
Purchase commitments for property, plant and equipment	42,923	56,830
Purchase commitments for intangible assets	—	1,493

Total	42,923	58,323

31. Related party transactions

The compensation paid to JX Group’s key management personnel is as follows:

	(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Compensation and bonuses	404	392

32. Subsidiaries

Composition of the corporate group

The principal subsidiaries of JX Group as of March 31, 2016 are as follows:

Name of subsidiary	The principal place of business	Country of incorporation	Proportion of equity interest held by JX Group (%)	Principal activities
Energy segment

JX NIPPON OIL & ENERGY CORPORATION	Japan	(*)	100.0	Manufacturing and marketing of petroleum and petrochemical products
Kashima Oil Co., Ltd	Japan	(*)	70.7	Manufacturing of petroleum and petrochemical products
WAKAYAMA PETROLEUM REFINING CO., LTD.	Japan	(*)	99.9	Manufacturing and sales of petroleum products
Kashima Aromatics Co., Ltd.	Japan	(*)	80.0	Manufacturing of petroleum and petrochemical products
JX Nippon ANCI, Inc.	Japan	(*)	100.0	Manufacturing of synthetic resin processed products
JX Nippon Oil & Energy Staging Terminal Corporation	Japan	(*)	100.0	Storage, receiving, and shipment of petroleum products
JX Ocean Co., Ltd.	Japan	(*)	81.1	Sea transport of crude oil and petroleum products
NIPPON GLOBAL TANKER CO., LTD.	Japan	(*)	65.0	Sea transport of crude oil
JX Nippon Oil & Energy USA Inc.	U.S.A	(*)	100.0	Manufacturing and marketing of petroleum products
JX Nippon Oil & Energy Asia Pte. Ltd.	Singapore	(*)	100.0	Manufacturing and marketing of petroleum products
JX Nippon Oil & Energy (Australia) Pty Limited	Australia	(*)	100.0	Investments in companies extracting coal and sales
ENEOS FRONTIER COMPANY LIMITED	Japan	(*)	100.0	Sales of petroleum products
ENEOS WING Corporation	Japan	(*)	60.0	Sales of petroleum products
JX Retail Service Corporation	Japan	(*)	100.0	Sales of petroleum products
ENEOS Sun-Energy Corporation	Japan	(*)	100.0	Sales of petroleum products
J-Quest Co., Ltd	Japan	(*)	100.0	Sales of petroleum products
ENEOS GLOBE CO.LTD	Japan	(*)	50.0	Sales of LPG
Japan Gas Energy Corporation	Japan	(*)	51.0	Sales of LPG
Nippon Oil Finance (Netherlands) B.V.	Netherlands	(*)	100.0	Investments in LNG developments and provision of finance to subsidiaries and associates
JX Nippon Oil & Energy Trading Corporation	Japan	(*)	100.0	Sales and lease of automobile-related parts

Oil and Natural Gas E&P segment

JX Nippon Oil & Gas Exploration Corporation	Japan	(*)	100.0	Overall management of the oil and gas development business

Name of subsidiary	The principal place of business	Country of incorporation	Proportion of equity interest held by JX Group (%)	Principal activities
Japan Vietnam Petroleum Co., Ltd.	Vietnam	Japan	97.1	Exploration, development, production, and marketing of oil and gas
JX Nippon Oil & Gas Exploration (Malaysia), Ltd.	Malaysia	Japan	78.7	Exploration, development, production, and marketing of oil and gas
JX Nippon Oil & Gas Exploration (Sarawak), Ltd.	Malaysia	Japan	76.5	Exploration, development, production, and marketing of oil and gas
Nippon Exploration (Berau), Limited	Indonesia	Japan	51.0	Exploration, development, production, and marketing of oil and gas
Nippon Oil Exploration (Myanmar), Ltd.	Myanmar	Japan	40.0	Exploration, development, production, and marketing of oil and gas
JX Nippon Exploration and Production (U.K.) Limited	U.K.	(*)	100.0	Exploration, development, production, and marketing of oil and gas
Mocal Energy Limited	Canada	(*)	100.0	Exploration, development, production, and marketing of oil
Merlin Petroleum Company	Papua New Guinea	U.S.A.	79.0	Exploration, development, production, and marketing of oil and gas

Metals segment

JX NIPPON MINING & METALS CORPORATION	Japan	(*)	100.0	Resources development, manufacturing, and marketing of non-ferrous metals and electronic materials as well as recycling of non-ferrous metal materials
JX Metals Trading Co., Ltd.	Japan	(*)	100.0	Marketing of non-ferrous metal products, etc.
Pan Pacific Copper Co., Ltd.	Japan	(*)	67.8	Manufacturing and marketing of non-ferrous metals
Hibi Kyodo Smelting Co., Ltd.	Japan	(*)	43.1	Smelting and refining of copper
SCM Minera Lumina Copper Chile	Chile	(*)	52.5	Manufacturing and marketing of copper and molybdenum ore
JX Nippon Mining & Metals Philippines, Inc.	Philippines	(*)	100.0	Manufacturing and marketing of copper foil
Nippon Mining & Metals (Suzhou) Co., Ltd.	China	(*)	100.0	Manufacturing and marketing of precision rolled and pressing products
JX Metals Precision Technology Co., Ltd.	Japan	(*)	100.0	Manufacturing and marketing of electronic materials, etc.
JX Nippon Mining & Metals USA, Inc.	U.S.A.	(*)	100.0	Manufacturing and marketing of thin-film materials

Name of subsidiary	The principal place of business	Country of incorporation	Proportion of equity interest held by JX Group (%)	Principal activities
Nikko Metals Taiwan Co., Ltd.	Taiwan	(*)	100.0	Manufacturing and marketing of electronic materials, etc., and collection of materials for non-ferrous metal recycling
JX NIPPON ENVIRONMENTAL SERVICES CO., LTD.	Japan	(*)	100.0	Recycling and environmental services
Nippon Marine Co., Ltd.	Japan	(*)	99.4	Sea transportation for non-ferrous metal products, etc.
Toho Titanium Co., Ltd.	Japan	(*)	50.4	Manufacturing and marketing of titanium

Other

NIPPO CORPORATION	Japan	(*)	57.0	Planning, design, and construction of roads, pavement, civil engineering works, and petroleum-related facilities
DAINIHON DOBOKU CO., LTD.	Japan	(*)	44.8	Subcontracting for building and civil engineering construction
JX Engineering Corp.	Japan	(*)	87.1	Design, construction, and supervision of construction for machinery, electricity, civil engineering, and building construction as well as maintenance
JX Nippon Real Estate Corporation	Japan	(*)	100.0	Sales, rental, and management of real estate
JX Nippon Procurement Corporation	Japan	(*)	100.0	Performance of procurement work on a subcontracting basis
JX Nippon Finance Corporation	Japan	(*)	100.0	Performance of finance-related work on a subcontracting basis
JX Nippon Business Services Corporation	Japan	(*)	100.0	Performance of accounting, payroll, and welfare-related work on a subcontracting basis
JX Nippon Research Institute, Ltd.	Japan	(*)	100.0	Surveys, research, and consulting services, etc.

(*)	These are the same as on the each left column.

Condensed financial statements of subsidiaries with significant non-controlling interests to JX Group

NIPPO Group (NIPPO CORPORATION and its subsidiaries)

General information

	As of March 31, 2016	As of March 31, 2015	As of April 1, 2014
Share of ownership held by non-controlling interests (%)	43.0%	43.0%	43.0%

	Year ended March 31, 2016	Year ended March 31, 2015
Profit for the year attributable to non-controlling interests (Millions of Yen)	11,172	8,511

	As of March 31, 2016	As of March 31, 2015	As of April 1, 2014
Accumulated non-controlling interests (Millions of Yen)	112,309	105,830	94,488

Condensed consolidated financial statements

1. Condensed consolidated statements of financial position

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	As of April 1, 2014
Current assets	318,342	312,125	304,523
Non-current assets	154,150	157,328	135,941
Current liabilities	176,723	186,467	187,974
Non-current liabilities	28,130	32,072	29,479

Total equity	267,638	250,913	223,010

2. Condensed consolidated statements of profit or loss and other comprehensive income or loss

	(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Revenue	407,433	396,948
Profit for the year	27,040	22,705
Other comprehensive (loss) income, net of tax	(7,825)	9,397

Total comprehensive income for the year, net of tax	19,214	32,103

Dividends paid to non-controlling interests by NIPPO Group were 1,305 million yen for both the years ended March 31, 2016 and March 31, 2015.

3. Condensed consolidated statements of cash flows

	(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Cash flows from operating activities, net	31,726	29,585
Cash flows used in investing activities, net	(11,122)	(11,143)
Cash flows used in financing activities, net	(4,191)	(4,520)
Net increase in cash and cash equivalents	16,173	14,166

The condensed consolidated financial statements of NIPPO Group presented above was prepared in accordance with Japanese GAAP. To prepare JX Group’s consolidated financial statements in accordance with IFRS, JX Group makes adjustments for the differences between IFRS and Japanese GAAP. The differences between IFRS and Japanese GAAP in respect of the consolidated financial statements of NIPPO Group were not significant for the purposes of JX Group’s financial statements.

33. Investments accounted for using the equity method

The components of the carrying amount of the investments accounted for using the equity method are as follows:

	(Millions of Yen)
	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Associates	244,106	238,386	200,484
Joint ventures	163,398	193,654	205,216

Total	407,504	432,040	405,700

For investments accounted for using the equity method, a liability recognized after the interest is reduced to zero is included in “Other non-current liabilities”.

The components of share of profit (loss) of investments accounted for using the equity method is as follows:

	(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Associates	23,463	40,289
Joint ventures	(9,238)	(2,660)

Total	14,225	37,629

The components of other comprehensive income (loss) of investments accounted for using the equity method is as follows:

	(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Associates	(5,568)	14,328
Joint ventures	(7,003)	11,614

Total	(12,571)	25,942

The components of total comprehensive income (loss) of investments accounted for using the equity method is as follows:

	(Millions of Yen)
	Year ended March 31, 2016	Year ended March 31, 2015
Associates	17,895	54,617
Joint ventures	(16,241)	8,954

Total	1,654	63,571

34. Subsequent events

Execution of business integration agreement and other agreements between the Company and TonenGeneral Sekiyu K.K.

The Company and TonenGeneral Sekiyu K.K., or TonenGeneral, reached a final agreement on August 31, 2016 to carry out an integration of their energy businesses following a share exchange between the two companies. JX Nippon Oil & Energy Corporation, or JXE, a wholly-owned subsidiary of the company, and TonenGeneral will consummate an absorption-type merger under Japanese law after the share exchange. Based on resolutions of their respective board of directors meetings, the Company and TonenGeneral executed a business integration agreement, a share exchange agreement, and an absorption-type merger agreement. The Business Integration is subject to approval at the general meetings of shareholders of both companies and the approval of the relevant governmental authorities.

The outline of the Business Integration is as follows:

Subject to approval at the extraordinary general meetings of shareholders of both companies scheduled to be held on December 21, 2016 and the approval of the relevant governmental authorities, a share exchange is expected to be consummated on April 1, 2017, or the Business Integration date. It is expected that the Company will become the parent company and TonenGeneral will become a wholly owned subsidiary through the share exchange, or the Share Exchange. The Business Integration is expected to be accounted for by the Company under the acquisition method of accounting in accordance with IFRS.

Subject to the effectiveness of the Share Exchange, it is planned that an absorption-type merger will be consummated on the Business Integration date, in which JXE will be the surviving company and TonenGeneral will be the absorbed company.

2.55 shares of the Company’s common stock will be exchanged for one share of TonenGeneral common stock in the Share Exchange, or the Share Exchange Ratio. It is expected that 928,801,800 shares of common stock of the Company will be delivered. Regardless of a change in the relative market values of the common stock of the Company or of TonenGeneral, the Share Exchange Ratio will not be changed. However, if there are material changes in the net asset value or of the business performance of the Company or of TonenGeneral, or if any such changes become evident, the Company and TonenGeneral may amend the Share Exchange Ratio through negotiation.

35. First-time adoption of IFRS

Transition to financial reporting under IFRS

JX Group has prepared its consolidated financial statements in accordance with IFRS for the first time for the year ended March 31, 2016. The accounting policies applied in the preparation of these consolidated financial statements under IFRS are disclosed in Note 3 “Significant accounting policies”.

The most recent annual consolidated financial statements prepared in accordance with Japanese GAAP were those for the year ended March 31, 2016. The date of transition to IFRS was April 1, 2014.

IFRS 1, in principle, requires first-time adopters to apply IFRS retrospectively. However, it provides some voluntary exemptions from full retrospective applications. JX Group elected to apply such exemptions to the following items:

(a) Business combinations

JX Group elected not to retrospectively apply IFRS 3 “Business Combinations” to business combinations that occurred before the date of transition to IFRS.

(b) Exchange differences on translation of foreign operations

JX Group deemed the cumulative amount of exchange differences on translation of foreign operations to be zero at the date of transition to IFRS.

(c) Designation of equity instruments

JX Group designated equity instruments recognized before the date of transition to IFRS as the financial assets measured at FVOCI on the basis of the facts and circumstances that existed at the date of transition to IFRS.

(d) Deemed costs for Oil and gas assets

Where exploration and development costs for Oil and gas assets were accounted for in cost centers that included all properties in a large geographical under Japanese GAAP, JX Group elected to use the amount that had been determined under Japanese GAAP at the date of transition to IFRS as the deemed cost for certain Oil and gas assets. For Oil and gas assets in the development or production phase, such amounts were allocated to the IFRS assets unit based on the related reserve amount. Following this allocation, JX Group considered the need for any impairment at the date of transition to IFRS and impairment losses were recognized as appropriate.

Mandatory exceptions under IFRS 1

IFRS 1 prohibits retrospective application of some aspects of IFRS as exceptions: estimate, derecognition of financial assets and liabilities, hedge accounting, non-controlling interests, classification and measurement of financial assets and impairment of financial assets. JX Group applied the requirements of IFRS on these items prospectively.

In preparing its consolidated financial statements of the years ended March 31, 2016, March 31, 2015 and its consolidated statement of financial position as of the date of transition to IFRS in accordance with IFRS, JX Group made necessary adjustments to the consolidated financial statements that have been already disclosed under Japanese GAAP.

The reconciliations that are required to be disclosed for the first-time adoption of IFRS are presented below starting from “Reconciliations of equity as of March 31, 2016”.

“Reclassification” in the following reconciliations represents the impact of reclassifying the items under Japanese GAAP to the items under IFRS, and “Adjustments for recognition and measurement” represent adjustments for differences in recognition and measurement between Japanese GAAP and IFRS.

Reconciliations of equity as of March 31, 2016

	(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
ASSETS					ASSETS
Current assets					Current assets
Cash and deposits	492,698	(1,361)	46,541	537,878	Cash and cash equivalents
Notes and accounts receivable - trade	774,970	95,007	6,391	876,368	Trade and other receivables
Inventories	1,048,154		(39,848)	1,008,306	Inventories
Deferred tax assets	78,054	(78,054)
		50,258	28,643	78,901	Other financial assets
Other current assets	260,171	(150,072)	27,502	137,601	Other current assets
Allowance for doubtful accounts	(2,763)	2,763

				2,639,054
		33,828		33,828	Assets held for sale

Total current assets	2,651,284	(47,631)	69,229	2,672,882	Total current assets

	(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
Long-term assets					Non-current assets
Property, plant and equipment	2,453,476	571,344	29,569	3,054,389	Property, plant and equipment
Intangible assets
Goodwill	9,020		8,041	17,061	Goodwill
Other intangible assets	108,439	(51,133)	(3,601)	53,705	Intangible assets
Investments and other assets
Investments in securities	703,825	(703,825)
Long-term loans	38,691	(38,691)
		475,110	(65,273)	409,837	Investments accounted for using the equity method
		321,991	76,848	398,839	Other financial assets
Other assets	73,177	(59,058)	(7,870)	6,249	Other non-current assets
Deferred tax assets	140,549	78,054	(3,051)	215,552	Deferred tax assets
Asset for retirement benefits	273	(273)
Exploration and development investments	550,634	(550,634)
Allowance for doubtful accounts	(4,746)	4,746

Total long-term assets	4,073,338	47,631	34,663	4,155,632	Total non-current assets

Total assets	6,724,622	—	103,892	6,828,514	Total assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Notes and accounts payable - trade	601,322	798,214	(27,601)	1,371,935	Trade and other payables
		1,060,619	(61,283)	999,336	Bonds and borrowings
Short-term borrowings	792,619	(792,619)
Commercial papers	248,000	(248,000)
Current portion of bonds	20,000	(20,000)
Other payables	756,380	(756,380)
Income taxes payable	26,939		(2,578)	24,361	Income taxes payable
		21,137	1,282	22,419	Other financial liabilities
Other provision	37,001	1,574	(31,433)	7,142	Provisions
Asset retirement obligations	1,574	(1,574)
Other current liabilities	271,151	(72,794)	126,556	324,913	Other current liabilities

				2,750,106
		12,473		12,473	Liabilities directly related to assets held for sale

Total current liabilities	2,754,986	2,650	4,943	2,762,579	Total current liabilities

					(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
Long-term liabilities					Non-current liabilities
		1,520,747	20,060	1,540,807	Bonds and borrowings
Bonds	185,000	(185,000)
Long-term loans	1,335,747	(1,335,747)
Liabilities for retirement benefits	130,649		(77)	130,572	Liabilities for retirement benefits
		12,620	22,392	35,012	Other financial liabilities
Provision for repairs	64,151		(64,151)
Other provision	12,215	118,752	6,356	137,323	Provisions
Asset retirement obligations	122,745	(122,745)
Other long-term liabilities	77,240	(12,620)	21,267	85,887	Other non-current liabilities
Deferred tax liabilities	113,429	1,343	(6,445)	108,327	Deferred tax liabilities

Total long-term liabilities	2,041,176	(2,650)	(598)	2,037,928	Total non-current liabilities

Total liabilities	4,796,162	—	4,345	4,800,507	Total liabilities

NET ASSETS					EQUITY
Shareholders’ equity					Equity attributable to owners of the parent
Common stock	100,000			100,000	Common stock
Capital surplus	746,283		2,206	748,489	Capital surplus
Retained earnings	465,268		110,735	576,003	Retained earnings
Treasury stock	(3,959)			(3,959)	Treasury stock
Accumulated other comprehensive income (loss)	191,332		(28,788)	162,544	Other components of equity

				1,583,077	Total equity attributable to owners of the parent
Non-controlling interests	429,536		15,394	444,930	Non-controlling interests

Total net assets	1,928,460	—	99,547	2,028,007	Total equity

Total liabilities and net assets	6,724,622	—	103,892	6,828,514	Total liabilities and equity

Reconciliations of equity as of March 31, 2015

				(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
ASSETS					ASSETS
Current assets					Current assets
Cash and deposits	329,293	(1,313)	58,716	386,696	Cash and cash equivalents
Notes and accounts receivable - trade	1,007,386	107,583	2,512	1,117,481	Trade and other receivables
Inventories	1,356,648		(38,947)	1,317,701	Inventories
Deferred tax assets	66,049	(66,049)
		43,419	30,979	74,398	Other financial assets
Other current assets	239,184	(151,851)	41,598	128,931	Other current assets
Allowance for doubtful accounts	(2,162)	2,162

Total current assets	2,996,398	(66,049)	94,858	3,025,207	Total current assets

Long-term assets					Non-current assets
Property, plant and equipment	2,555,616	785,823	41,308	3,382,747	Property, plant and equipment
Intangible assets
Goodwill	17,713		(1,060)	16,653	Goodwill
Other intangible assets	118,447	(57,511)	(3,063)	57,873	Intangible assets
Investments and other assets
Investments in securities	823,009	(823,009)
Long-term loans	45,804	(45,804)
		486,497	(54,457)	432,040	Investments accounted for using the equity method
		437,063	176,177	613,240	Other financial assets
Other assets	81,570	(65,789)	(8,370)	7,411	Other non-current assets
Deferred tax assets	67,577	66,049	(17,625)	116,001	Deferred tax assets
Asset for retirement benefits	499	(499)
Exploration and development investments	728,312	(728,312)
Allowance for doubtful accounts	(11,541)	11,541

Total long-term assets	4,427,006	66,049	132,910	4,625,965	Total non-current assets

Total assets	7,423,404	—	227,768	7,651,172	Total assets

				(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Notes and accounts payable - trade	680,551	836,983	(1,823)	1,515,711	Trade and other payables
		1,226,035	(47,103)	1,178,932	Bonds and borrowings
Short-term borrowings	819,555	(819,555)
Commercial papers	364,000	(364,000)
Current portion of bonds	42,480	(42,480)
Other payables	797,590	(797,590)
Income taxes payable	28,077		(6,821)	21,256	Income taxes payable
		17,609	1,278	18,887	Other financial liabilities
Other provision	38,480	1,420	(30,249)	9,651	Provisions
Asset retirement obligations	1,420	(1,420)
Other current liabilities	294,278	(58,031)	97,765	334,012	Other current liabilities

Total current liabilities	3,066,431	(1,029)	13,047	3,078,449	Total current liabilities

					(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
Long-term liabilities					Non-current liabilities
		1,394,232	66,532	1,460,764	Bonds and borrowings
Bonds	205,000	(205,000)
Long-term loans	1,189,232	(1,189,232)
Liabilities for retirement benefits	116,875		606	117,481	Liabilities for retirement benefits
		6,381	10,939	17,320	Other financial liabilities
Provision for repairs	64,104		(64,104)
Other provision	12,572	117,433	6,527	136,532	Provisions
Asset retirement obligations	117,433	(117,433)
Other long-term liabilities	75,817	(6,381)	16,430	85,866	Other non-current liabilities
Deferred tax liabilities	146,091	1,029	24,006	171,126	Deferred tax liabilities

Total long-term liabilities	1,927,124	1,029	60,936	1,989,089	Total non-current liabilities

Total liabilities	4,993,555	—	73,983	5,067,538	Total liabilities

NET ASSETS					EQUITY
Shareholders’ equity					Equity attributable to owners of the parent
Common stock	100,000			100,000	Common stock
Capital surplus	746,711		(934)	745,777	Capital surplus
Retained earnings	783,615		100,804	884,419	Retained earnings
Treasury stock	(3,926)			(3,926)	Treasury stock
Accumulated other comprehensive income (loss)	310,354		40,036	350,390	Other components of equity

				2,076,660	Total equity attributable to owners of the parent
Non-controlling interests	493,095		13,879	506,974	Non-controlling interests

Total net assets	2,429,849	—	153,785	2,583,634	Total equity

Total liabilities and net assets	7,423,404	—	227,768	7,651,172	Total liabilities and equity

Reconciliations of equity as of the date of transition to IFRS (April 1, 2014)

				(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
ASSETS					ASSETS
Current assets					Current assets
Cash and deposits	281,733	(1,664)	16,647	296,716	Cash and cash equivalents
Notes and accounts receivable - trade	1,401,114	109,607	(17,933)	1,492,788	Trade and other receivables
Inventories	1,797,189		(51,163)	1,746,026	Inventories
Deferred tax assets	27,566	(27,566)
		49,831	26,922	76,753	Other financial assets
Other current assets	260,178	(159,970)	32,404	132,612	Other current assets
Allowance for doubtful accounts	(2,196)	2,196

Total current assets	3,765,584	(27,566)	6,877	3,744,895	Total current assets

Long-term assets					Non-current assets
Property, plant and equipment	2,389,191	654,650	122,744	3,166,585	Property, plant and equipment
Intangible assets
Goodwill	16,674		4,417	21,091	Goodwill
Other intangible assets	116,005	(54,263)	2,105	63,847	Intangible assets
Investments and other assets
Investments in securities	713,646	(713,646)
Long-term loans	40,499	(40,499)
		432,276	(26,576)	405,700	Investments accounted for using the equity method
		373,448	176,287	549,735	Other financial assets
Other assets	80,531	(61,086)	(11,664)	7,781	Other non-current assets
Deferred tax assets	68,765	27,566	(12,581)	83,750	Deferred tax assets
Asset for retirement benefits	861	(861)
Exploration and development investments	600,387	(600,387)
Allowance for doubtful accounts	(10,368)	10,368

Total long-term assets	4,016,191	27,566	254,732	4,298,489	Total non-current assets

Total assets	7,781,775	—	261,609	8,043,384	Total assets

				(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Notes and accounts payable - trade	884,486	729,557	27,788	1,641,831	Trade and other payables
		1,560,193	(74,948)	1,485,245	Bonds and borrowings
Short-term borrowings	1,079,713	(1,079,713)
Commercial papers	450,000	(450,000)
Current portion of bonds	30,480	(30,480)
Other payables	687,043	(687,043)
Income taxes payable	32,262		(3,929)	28,333	Income taxes payable
		7,219	8,532	15,751	Other financial liabilities
Other provision	32,916	1,351	(26,760)	7,507	Provisions
Asset retirement obligations	1,351	(1,351)
Other current liabilities	256,637	(51,004)	113,666	319,299	Other current liabilities

Total current liabilities	3,454,888	(1,271)	44,349	3,497,966	Total current liabilities

(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
Long-term liabilities					Non-current liabilities
		1,241,500	33,624	1,275,124	Bonds and borrowings
Bonds	187,480	(187,480)
Long-term loans	1,054,020	(1,054,020)
Liabilities for retirement benefits	89,357		30,510	119,867	Liabilities for retirement benefits
		3,183	9,971	13,154	Other financial liabilities
Provision for repairs	62,051		(62,051)
Other provision	12,705	86,763	21,710	121,178	Provisions
Asset retirement obligations	86,763	(86,763)
Other long-term liabilities	64,317	(3,183)	17,808	78,942	Other non-current liabilities
Deferred tax liabilities	143,900	1,271	41,359	186,530	Deferred tax liabilities

Total long-term liabilities	1,700,593	1,271	92,931	1,794,795	Total non-current liabilities

Total liabilities	5,155,481	—	137,280	5,292,761	Total liabilities

NET ASSETS					EQUITY
Shareholders’ equity					Equity attributable to owners of the parent
Common stock	100,000			100,000	Common stock
Capital surplus	746,711			746,711	Capital surplus
Retained earnings	1,119,478		111,969	1,231,447	Retained earnings
Treasury stock	(3,893)			(3,893)	Treasury stock
Accumulated other comprehensive income (loss)	172,762		17,703	190,465	Other components of equity

				2,264,730	Total equity attributable to owners of the parent
Non-controlling interests	491,236	—	(5,343)	485,893	Non-controlling interests

Total net assets	2,626,294	—	124,329	2,750,623	Total equity

Total liabilities and net assets	7,781,775	—	261,609	8,043,384	Total liabilities and equity

Note to reconciliations of equity

The major adjustments made to equity are as follows:

(a) Reclassification

Certain reclassifications have been made to conform to the provisions of IFRS, and the major reclassifications are as follows:

(i)	Time deposits with maturities over three months included in “Cash and deposits” under Japanese GAAP are presented as “Other financial assets”.

(ii)	The line items “Allowance for doubtful accounts” and other receivables included in “Other current assets” under Japanese GAAP are presented as “Trade and other receivables”.

(iii)	The line items “Exploration and development investments” and mining rights included in “Other intangible assets” under Japanese GAAP are presented as “Property, plant and equipment”.

(iv)	“Investments accounted for using the equity methods” included in “Investments in securities” under Japanese GAAP is separately presented.

(v)	“Deferred tax assets” and deferred tax liabilities included in “Other current liabilities” separately presented as a current item under Japanese GAAP are fully reclassified as a non-current item.

(vi)	The line items “Notes and accounts payable - trade” and “Other payables” under Japanese GAAP are presented as “Trade and other payables”.

(vii)	The line items “Short-term borrowings”, “Commercial papers”, “Current portion of bonds”, “Bonds” and “Long-term loans” under Japanese GAAP are presented as “Bonds and borrowings” (current or non-current).

(viii)	The line item “Asset retirement obligations” under Japanese GAAP is presented as “Provisions”.

(ix)	“Other financial assets” and “Other financial liabilities” are separately presented.

(x)	“Assets held for sale” and “Liabilities directly related to assets held for sale” included in related items under Japanese GAAP are separately presented.

(b) Adjustments for recognition and measurement (amounts in brackets: decrease in assets, liabilities and equity)

Scope of consolidation

Under Japanese GAAP, all subsidiaries and associates are included in the scope of consolidation in principle. However, certain investees are excluded based on a bright-line rule that depends on the ratio of voting rights, as well those where control is temporary and those are immaterial. In addition, there are no specific requirements for joint operations.

In considering the scope of consolidation in accordance with IFRS, JX Group identified certain differences between the scope of consolidation under IFRS and that under Japanese GAAP. The main differences are due to the fact that some subsidiaries that are excluded from the consolidation under Japanese GAAP are included under IFRS, and certain investees that are treated as subsidiaries under Japanese GAAP are determined to be joint ventures or joint operations under IFRS. Such differences in accounting have caused differences in amounts in the related accounts in the consolidated financial statements.

The impact of the adjustments on the consolidated statements of financial position is as follows:

			(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Cash and cash equivalents	50,979	38,979	38,071
Trade and other receivables	17,929	17,163	(22,195)
Inventories	(31,887)	(33,070)	(97,743)
Property, plant and equipment	109,141	108,768	93,687
Investments accounted for using the equity method	(66,537)	(57,018)	(33,782)
Deferred tax assets (net of deferred tax liabilities)	—	2,001	7,368
Other assets	41,611	43,102	47,067
Trade and other payables	21,734	23,837	5,168
Bonds and borrowings (current)	(57,578)	(49,354)	(73,039)
Bonds and borrowings (non-current)	33,305	41,589	41,453
Deferred tax liabilities (net of deferred tax assets)	5,304	—	—
Other liabilities	50,745	39,103	32,410
Capital surplus	4,061	1,031	—
Retained earnings	26,741	33,531	23,284
Other components of equity	3,566	3,148	(1,537)
Non-controlling interests	33,358	27,040	4,734

Unification of reporting dates

Under Japanese GAAP, it is permitted to use a different reporting date provided the difference is no more than three months if significant differences relating to intra-group transactions that occur between the end of the reporting period of the parent and that of the subsidiaries are adjusted. In addition, for associates, it is permitted to use their recent financial statements, if significant transactions or events occurred between the different reporting dates of the investor and the associates are adjusted or disclosed.

Under IFRS, the reporting dates should be the same for the subsidiaries and the parent, and the associates and joint ventures prepare the financial statements as of the same date unless it is impracticable. JX Group unified the reporting dates of some subsidiaries, associates with the parent resulting in differences in amounts in related accounts in the consolidated financial statements. However, under Japanese GAAP, effective from the year ended March 31, 2016, the balance sheet date of some subsidiaries and associates has been changed to March 31, or JX Group has adopted the method of provisionally having their accounts closed on the consolidated balance sheet date in accordance with the full-year closing.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Cash and cash equivalents	(13,944)	10,622	(23,734)
Trade and other receivables	(632)	(4,232)	4,695
Inventories	(634)	1,646	940
Property, plant and equipment	(32,815)	(1,380)	29,512
Investments accounted for using the equity method	1,449	2,810	4,617
Deferred tax assets (net of deferred tax liabilities)	6,500	5,642	6,376
Other assets	(4,199)	6,207	2,032
Trade and other payables	(12,263)	15,128	(6,085)
Bonds and borrowings (non-current)	(14,029)	25,053	(7,930)
Provisions (non-current)	(2,546)	(1,265)	15,797
Other liabilities	(405)	(23,431)	24,995
Capital surplus	109	—	—
Retained earnings	(4,346)	20,965	14,791
Other components of equity	(8,611)	(15,105)	(14,251)
Non-controlling interests	(2,184)	(30)	(2,879)

Property, plant and equipment

In adopting IFRS, JX Group made certain changes as follows:

(i)	Inventories and other non-current assets which are expected to be used during more than one period were reclassified to property, plant and equipment.

(ii)	JX Group reviewed estimates of the residual value of items of property, plant and equipment.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Inventories	(7,411)	(7,421)	(7,421)
Property, plant and equipment	9,894	11,975	12,167
Deferred tax assets (net of deferred tax liabilities)	1,397	1,064	913
Other non-current assets	(7,030)	(7,779)	(7,308)
Retained earnings	(3,930)	(3,430)	(3,337)
Non-controlling interests	780	1,269	1,688

Accounting for repair costs

Under Japanese GAAP, JX Group recorded a provision for major periodic repairs in the future. The provision will be reserved when the repair is incurred in the future. Major periodic repair costs are mainly accounted for as provisions and are not capitalized.

The provision for repairs does not meet the recognition criteria under IFRS is reversed. Capital expenditures are capitalized when a repair is made, and such assets are subsequently depreciated. Such differences in accounting have caused differences in amounts in related accounts in the consolidated financial statements.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Property, plant and equipment	58,890	54,740	51,243
Provisions	(353)	(324)	—
Other current liabilities	—	—	(184)
Other non-current liabilities	(61,676)	(60,426)	(58,980)
Deferred tax liabilities (net of deferred tax assets)	35,318	37,139	38,389
Retained earnings	81,198	73,963	68,032
Non-controlling interests	4,403	4,388	3,986

Impairment (excluding impairment of goodwill)

Under Japanese GAAP, whenever there is an indication that a non-financial asset, excluding goodwill, may be impaired, the carrying value and the undiscounted future cash flows of the asset are compared, and an impairment loss on the asset is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount only when the carrying amount exceeds its undiscounted future cash flows.

Under IFRS, whenever there is an indication that such asset may be impaired, the carrying amount and the recoverable amount of the asset are compared, and an impairment loss of the asset is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. In addition, under IFRS, it is permitted to reverse the impairment losses.

Such differences in accounting have caused adjustments to the recorded amount of impairment losses. As a result of reviewing the recognition of the impairment loss at the date of transition to IFRS, impairment losses on machinery, equipment and vehicles, and lands etc. are recognized due to the deterioration of the business environment.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Property, plant and equipment	(106,446)	(121,485)	(28,895)
Intangible assets	(25)	(1)	(2)
Other non-current assets	(5)	(1)	—
Deferred tax assets (net of deferred tax liabilities)	13,530	12,892	2,922
Retained earnings	(65,453)	(81,058)	(18,331)
Other components of equity	(1,665)	(5,868)	—
Non-controlling interests	(25,828)	(21,669)	(7,644)

Accounting for oil and gas E&P business

In adopting IFRS, JX Group reviewed accounting of oil and gas E&P business and made certain changes as follows:

(i)	There are no specific requirements for a functional currency under Japanese GAAP. JX Group changed the reporting currencies in certain companies because it was determined that the functional currencies in those companies are different from their current reporting currencies.

(ii)	Under Japanese GAAP, there are no specific requirements for the treatments of exploration for and evaluation of oil and gas, and JX Group’s policy was to have capitalized concessions acquisition costs and expenditures arising from exploration and development costs. Under IFRS, JX Group capitalizes concession acquisition costs, excavation and construction costs for exploration and evaluation wells and development wells, and costs of the related production equipment. Costs of exploration and evaluation wells are expensed if it is determined subsequently that the capitalized concession does not meet the criteria for recognition as an asset and other exploration costs including geological studies are expensed when it is incurred.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Cash and cash equivalents	9,506	9,116	2,310
Trade and other receivables	(11,083)	(7,621)	(426)
Other current assets	5,051	7,212	10,508
Property, plant and equipment	5,474	6,081	(14,769)
Other financial assets (non-current)	8,886	9,002	3,796
Deferred tax assets (net of deferred tax liabilities)	23,845	12,664	—
Other assets	62	(62)	414
Trade and other payables	(12,074)	(2,498)	13,366
Other current liabilities	16,003	6,482	(4,859)
Provisions (non-current)	10,479	9,636	7,942
Other liabilities	841	(2,095)	(742)
Deferred tax liabilities (net of deferred tax assets)	—	—	2,568
Retained earnings	10,756	(814)	(13,610)
Other components of equity	10,052	20,426	749
Non-controlling interests	5,684	5,255	(3,581)

Valuation of unlisted stock

Unlisted stock measured at its acquisition cost under Japanese GAAP is measured at its fair value under IFRS. Such differences in accounting have caused differences in amounts in related accounts in the consolidated financial statements.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Other financial assets (non-current)	90,342	189,239	187,667
Deferred tax liabilities (net of deferred tax assets)	22,955	47,952	47,660
Other components of equity	67,387	141,287	140,007

Interest rate swap contracts

Under Japanese GAAP, if interest rate swap contracts meet certain conditions, it is permitted that they are not measured at fair value and the net amount of receipts and payments of the money is added to or deducted from the interest rate of the relevant assets or liabilities. Under IFRS, such interest rate swap contracts are measured at their fair value and recognized as assets or liabilities.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Other financial assets (non-current)	—	45	8
Deferred tax assets (net of deferred tax liabilities)	5,637	3,313	3,708
Other financial liabilities (current)	277	121	395
Other financial liabilities (non-current)	18,115	10,167	10,018
Other components of equity	(12,755)	(6,930)	(6,697)

Recognition of provisions (excluding “Accounting for repair costs”)

Under Japanese GAAP, provisions are recognized for certain future expenses such as equipment removal in future. However, such provisions do not meet the recognition criteria under IFRS. Therefore, such provisions were reversed.

The impact of the adjustments on the consolidated statements of financial position (excluding “Accounting for repair costs”) is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Deferred tax assets	(252)	(902)	(1,415)
Provisions (current)	(1,236)	(1,333)	(755)
Provisions (non-current)	(756)	(894)	(1,150)
Other current liabilities	(923)	(2,583)	(3,004)
Retained earnings	2,297	3,714	3,465
Other components of equity	(18)	172	—
Non-controlling interests	384	22	29

Levies

Under Japanese GAAP, there are no specific requirements for levies and in practice, levies, such as property taxes, are generally recognized as payable when the entity receives the invoice, or, in some cases, levies are expensed as incurred when payment is made. However, in adopting IFRS, a levy is recognized as a liability when an obligation to pay a levy is incurred.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Deferred tax assets	4,222	4,529	4,873
Trade and other payables	(3,596)	(3,301)	(3,301)
Other current liabilities	17,650	17,834	17,834
Retained earnings	(9,018)	(8,898)	(8,577)
Non-controlling interests	(814)	(1,106)	(1,083)

Adjustments related to retirement benefits

Under Japanese GAAP, actuarial gains and losses and past-service costs are initially recognized in other comprehensive income and are reclassified to profit or loss each period over certain period not longer than the average remaining service periods of the employees. Under IFRS, remeasurements of the net benefit liability (asset) including actuarial gain and loss recognized in other comprehensive income do not be reclassified to profit or loss in a subsequent period. However, those amounts recognized in other comprehensive income may be transferred within equity. JX Group reclassifies such amounts recognized in other comprehensive income to retained earnings immediately. Past-service costs are recognized in profit or loss. In addition, under Japanese GAAP, the expected return on pension assets is calculated by the excepted rate of return that is determined based on the yield on extremely low-risk long-term debt securities, however, under IFRS, there is no concept of expected return on plan assets and net defined benefit liability (asset) is calculated by applying the discount rate, which reference to market yield on high quality corporate bonds. In addition, under Japanese GAAP, it is explicitly permitted not to change the discount rate at the end of the reporting period if the effect of the change is less than a certain materiality threshold. Under IFRS, however, there is no such permission.

Under Japanese GAAP, at the beginning of the year ended March 31, 2015, JX Group has changed the method of attributing expected retirement benefits to periods from the straight-line basis to the benefit formula basis. Under IFRS, JX Group has attributed benefits to periods of service under the benefit formula as of the date of transition to IFRS (April 1, 2014).

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Investments accounted for using the equity method	330	221	163
Other financial assets (non-current)	—	—	(252)
Other non-current assets	110	354	252
Deferred tax assets (net of deferred tax liabilities)	—	—	10,939
Liabilities for retirement benefits	(78)	608	30,523
Deferred tax liabilities (net of deferred tax assets)	45	93	—
Retained earnings	(7,319)	3,694	(16,354)
Other components of equity	7,661	(3,851)	(2,695)
Non-controlling interests	131	31	(372)

Tax effects of eliminating inter-company unrealized gains and losses

Under Japanese GAAP, the tax effects on unrealized gains eliminated on consolidation are recorded as deferred tax assets at the amount of the tax incurred by the seller, and the tax effects on unrealized losses recorded as deferred tax liabilities at the amount of the tax deduction.

On the contrary, under IFRS, the buyer records the tax effects on unrealized gains and losses eliminated on consolidation as deferred tax assets at the tax rate applicable to the buyer, considering their recoverability, and recognizes tax effects on unrealized loss as deferred tax liabilities.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Investments accounted for using the equity method	—	—	3,078
Other financial assets (non-current)	—	—	(2,386)
Deferred tax liabilities (net of deferred tax assets)	7,218	6,442	7,223
Retained earnings	(7,327)	(6,674)	(6,681)
Other components of equity	86	206	111
Non-controlling interests	23	26	39

Exchange differences on translation of foreign operations

In adopting IFRS, as JX Group elected the exception provided in IFRS 1, JX Group deemed the cumulative amount of exchange differences on translation of foreign operations (included in “Other components of equity”) to be zero at the date of transition to IFRS, and the full amount were reclassified to “Retained earnings”.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Retained earnings	97,816	97,816	97,816
Other components of equity	(97,816)	(97,816)	(97,816)

Deemed costs

In adopting IFRS, as JX Group elected the exemptions provided in IFRS 1, JX Group elected to use the amount that had been determined under the Japanese GAAP at the date of transition to IFRS as the deemed cost at that date for certain Oil and gas assets. For Oil and gas assets in the development or production phase, such amounts were allocated into the IFRS assets unit based on the reserve amount. Following this allocation, JX Group considered the need for any impairment and impairment losses were recognized in retained earnings as appropriate at the date of transition to IFRS.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Property, plant and equipment	(18,783)	(22,397)	(26,431)
Deferred tax assets	—	—	4,637
Deferred tax liabilities	(2,538)	(3,505)	—
Retained earnings	(17,495)	(19,783)	(19,977)
Other components of equity	2,241	2,258	(9)
Non-controlling interests	(991)	(1,367)	(1,808)

Retained earnings

The impacts of the above adjustments on retained earnings are as follows:

			(Millions of Yen)
Consolidated statements of financial position	As of March 31, 2016	As of March 31, 2015	Date of transition to IFRS (April 1, 2014)
Retained earnings under Japanese GAAP	465,268	783,615	1,119,478

Scope of consolidation	26,741	33,531	23,284
Unification of reporting date	(4,346)	20,965	14,791
Property, plant and equipment	(3,930)	(3,430)	(3,337)
Accounting for repair costs	81,198	73,963	68,032
Impairment (excluding impairment of goodwill)	(65,453)	(81,058)	(18,331)
Accounting of oil and gas E&P business	10,756	(814)	(13,610)
Valuation of unlisted stock	—	—	—
Interest rate swap contracts	—	—	—
Recognition of provisions (excluding “Accounting for repair costs”)	2,297	3,714	3,465
Levies	(9,018)	(8,898)	(8,577)
Adjustments related to retirement benefits	(7,319)	3,694	(16,354)
Tax effects of eliminating inter-company unrealized gains and losses	(7,327)	(6,674)	(6,681)
Exchange differences on translation of foreign operations	97,816	97,816	97,816
Deemed costs	(17,495)	(19,783)	(19,977)
Others	6,815	(12,222)	(8,552)

Adjustment to retained earnings	110,735	100,804	111,969

Retained earnings under IFRS	576,003	884,419	1,231,447

Reconciliations of comprehensive income (loss) for the year ended March 31, 2016

	(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
					Continuing operations
Revenue	8,737,818		(1,206,923)	7,530,895	Revenue
Cost of sales	8,222,572		(1,259,457)	6,963,115	Cost of sales

Gross profit	515,246	—	52,534	567,780	Gross profit

Selling, general and administrative expenses	577,480		48,077	625,557	Selling, general and administrative expenses
		18,063	(3,838)	14,225	Share of profit of investments accounted for using the equity method
		34,148	23,951	58,099	Other operating income
		367,585	(2,317)	365,268	Other operating expenses

Operating loss	(62,234)	(315,374)	26,887	(350,721)	Operating loss

Non-operating income	96,184	(96,184)
Non-operating expenses	42,558	(42,558)

Ordinary loss	(8,608)
Extraordinary gains	44,623	(44,623)
Extraordinary losses	365,999	(365,999)
		88,596	(70,201)	18,395	Finance income
		40,972	(15,726)	25,246	Finance costs

Loss before income taxes and non-controlling interests	(329,984)	—	(27,588)	(357,572)	Loss before tax

Income taxes	(17,109)	—	(30,673)	(47,782)	Income tax expense

Loss before non-controlling interests	(312,875)	—	3,085	(309,790)	Loss for the year

(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
Loss before non-controlling interests	(312,875)		3,085	(309,790)	Loss for the year
Other comprehensive loss					Other comprehensive loss, net of tax
					Items that will not be reclassified to profit or loss
Unrealized loss on securities	(62,111)		(59,074)	(121,185)	Changes in fair value of financial assets measured at FVOCI
Retirement benefits liability adjustment	(12,404)		1,748	(10,656)	Remeasurement losses on defined benefit plans
		(1,270)	449	(821)	Share of other comprehensive loss of investments accounted for using the equity method

				(132,662)

					Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	(31,261)		(6,092)	(37,353)	Exchange differences of translation of foreign operations
Unrealized loss on hedging derivatives	(13,375)		(4,686)	(18,061)	Changes in fair value of cash flow hedges
Share of other comprehensive loss of affiliates accounted for by the equity method	(14,509)	1,270	1,489	(11,750)	Share of other comprehensive loss of investments accounted for using the equity method

				(67,164)

Total other comprehensive loss	(133,660)	—	(66,166)	(199,826)	Other comprehensive loss, net of tax

Comprehensive loss	(446,535)	—	(63,081)	(509,616)	Total comprehensive loss for the year

Reconciliations of comprehensive income (loss) for the year ended March 31, 2015

(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
					Continuing operations
Revenue	10,882,460		(1,319,922)	9,562,538	Revenue
Cost of sales	10,532,913		(1,417,860)	9,115,053	Cost of sales

Gross profit	349,547	—	97,938	447,485	Gross profit

Selling, general and administrative expenses	568,432		54,826	623,258	Selling, general and administrative expenses
		47,140	(9,511)	37,629	Share of profit of investments accounted for using the equity method
		86,853	51,964	138,817	Other operating income
		156,375	109,272	265,647	Other operating expenses

Operating loss	(218,885)	(22,382)	(23,707)	(264,974)	Operating loss

Non-operating income	127,832	(127,832)
Non-operating expenses	59,061	(59,061)

Ordinary loss	(150,114)
Extraordinary gains	59,598	(59,598)
Extraordinary losses	164,486	(164,486)
		53,437	(45,313)	8,124	Finance income
		67,172	(21,873)	45,299	Finance costs

Loss before income taxes and non-controlling interests	(255,002)	—	(47,147)	(302,149)	Loss before tax

Income taxes	34,968	—	(31,503)	3,465	Income tax income

Loss before non-controlling interests	(289,970)	—	(15,644)	(305,614)	Loss for the year

	(Millions of Yen)
Accounts under Japanese GAAP	Japanese GAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
Loss before non-controlling interests	(289,970)		(15,644)	(305,614)	Loss for the year
Other comprehensive loss					Other comprehensive loss, net of tax
					Items that will not be reclassified to profit or loss
Unrealized gain on securities	39,415		(24,901)	14,514	Changes in fair value of financial assets measured at FVOCI
Retirement benefits liability adjustment	1,454		2,479	3,933	Remeasurement gains on defined benefit plans
		(434)	(380)	(814)	Share of other comprehensive loss of investments accounted for using the equity method

				17,633
					Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	103,136		41,802	144,938	Exchange differences of translation of foreign operations
Unrealized loss on hedging derivatives	(3,586)		(2,785)	(6,371)	Changes in fair value of cash flow hedges
Share of other comprehensive income (loss) of affiliates accounted for by the equity method	25,047	434	1,275	26,756	Share of other comprehensive income of investments accounted for using the equity method

				165,323

Total other comprehensive income (loss)	165,466	—	17,490	182,956	Other comprehensive income (loss), net of tax

Comprehensive loss	(124,504)	—	1,846	(122,658)	Total comprehensive loss for the year

Notes to reconciliations of comprehensive income (loss)

The major adjustments made to comprehensive income (loss) are as follows:

(a) Reclassification

Certain reclassifications have been made to conform to the provisions of IFRS, and the major reclassifications are as follows:

(i)	“Financial income” and “Financial costs” are separately presented in accordance with the presentation provisions of IFRS.

(ii)	“Non-operating income” and “Extraordinary gains” under Japanese GAAP are included in “Other operating income” or “Finance income”, and “Non-operating expenses” and “Extraordinary losses” under Japanese GAAP are included in “Other operating expenses” or “Finance costs”.

(iii)	“Share of profit of investments accounted for using the equity method”, a component of “Non-operating income” under Japanese GAAP, is separately presented.

(iv)	The items of other comprehensive income (loss) are separately grouped into “Items that will not be reclassified to profit or loss” and “Items that will be reclassified subsequently to profit or loss”.

(b) Adjustments for recognition and measurement (amounts in brackets: a decrease in profit and other comprehensive income)

Scope of consolidation

Under Japanese GAAP, all subsidiaries are and associates included in the scope of consolidation in principle. However, certain investees are excluded based on a bright-line rule that depends on the ratio of voting rights, as well those where control is temporary and those are immaterial. In addition, there is no specific requirements for joint operations.

In considering the scope of consolidation in accordance with IFRS, JX Group identified certain differences between the scope of consolidation under IFRS and that under Japanese GAAP. The main difference are due to the fact that some subsidiaries that are excluded from the consolidation under Japanese GAAP are included under IFRS, and certain investees that are treated as subsidiaries under Japanese GAAP are determined to be joint ventures or joint operations under IFRS. Such differences have accordingly resulted in differences in the amounts related in the related accounts in the consolidated financial statements.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
Consolidated statements of profit or loss	Year ended March 31, 2016	Year ended March 31, 2015
Gross profit	57,243	100,407
Operating profit (loss)	10,295	20,873
Profit (loss) before tax	1,898	11,699

The impact of the adjustments on the consolidated statements of comprehensive income or loss is as follows:

	(Millions of Yen)
Consolidated statements of comprehensive income or loss	Year ended March 31, 2016	Year ended March 31, 2015
Other comprehensive income (loss)	2,925	27,843

Unification of reporting dates

Under Japanese GAAP, it is permitted to use a different reporting date provided the difference is no more than three months if significant differences relating to intra-group transactions that occur between the end of the reporting period of the parent and that of the subsidiaries are adjusted. In addition, for associates, it is permitted to use their recent financial statements, if significant transactions or events occurred between the different reporting dates of the investor and the associates are adjusted or disclosed.

Under IFRS, the reporting dates should be the same for the subsidiaries and the parent, and the associates and joint ventures prepare the financial statements as of the same date unless it is impracticable. JX Group unified the reporting dates of some subsidiaries, associates with the parent resulting in differences in amounts in related accounts in the consolidated financial statements. However, under Japanese GAAP, effective from the year ended March 31, 2016, the balance sheet date of some subsidiaries and associates has been changed to March 31, or JX Group has adopted the method of provisionally having their accounts closed on the consolidated balance sheet date in accordance with the full-year closing.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
Consolidated statements of profit or loss	Year ended March 31, 2016	Year ended March 31, 2015
Gross profit	(22,314)	(4,490)
Operating profit (loss)	(28,457)	(3,826)
Profit (loss) before tax	(35,888)	6,858

The impact of the adjustments on the consolidated statements of comprehensive income or loss is as follows:

	(Millions of Yen)
Consolidated statements of comprehensive income or loss	Year ended March 31, 2016	Year ended March 31, 2015
Other comprehensive income (loss)	8,852	6,764

Property, plant and equipment

In adopting IFRS, JX Group made certain changes as follows:

(i)	Inventories and other non-current assets which are expected to be used during more than one period were reclassified to property, plant and equipment.

(ii)	JX Group reviewed estimates of the residual value of items of property, plant and equipment.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
Consolidated statements of profit or loss	Year ended March 31, 2016	Year ended March 31, 2015
Gross profit	1,229	1,603
Operating profit (loss)	(1,322)	(663)
Profit (loss) before tax	(1,322)	(663)

Accounting for repair costs

Under Japanese GAAP, JX Group recorded a provision for major periodic repair in the future. The provision will be reversed when the repair is incurred in the future. Major periodic costs are mainly accounted for as provisions and are not capitalized.

The provision for repairs which does not meet the recognition criteria under IFRS is reversed. Capital expenditures are capitalized when a repair is made, and such assets are subsequently depreciated. Such differences in accounting have caused differences in amounts in related accounts in the consolidated financial statements.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
Consolidated statements of profit or loss	Year ended March 31, 2016	Year ended March 31, 2015
Gross profit	6,254	5,081
Operating profit (loss)	5,429	5,083
Profit (loss) before tax	5,429	5,083

Impairment (excluding impairment of goodwill)

Under Japanese GAAP, whenever there is an indication that a non-financial asset, excluding goodwill, may be impaired, the carrying amount and the undiscounted future cash flows of the asset are compared, and an impairment loss on the asset is recognized for the amount by which the asset’s carrying amount exceed its recoverable amount only when the carrying amount exceeds its undiscounted future cash flows.

Under IFRS, whenever there is an indication that such asset may be impaired, the carrying amount and the recoverable amount of the asset are compared, and an impairment loss of the asset is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. In addition, under IFRS, it is permitted to reverse the impairment losses.

Such differences in accounting have caused adjustments to the recorded amount of impairment losses.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
Consolidated statements of profit or loss	Year ended March 31, 2016	Year ended March 31, 2015
Gross profit	5,242	907
Operating profit (loss)	9,665	(84,582)
Profit (loss) before tax	9,665	(84,582)

The impact of the adjustments on the consolidated statements of comprehensive income or loss is as follows:

	(Millions of Yen)
Consolidated statements of comprehensive income or loss	Year ended March 31, 2016	Year ended March 31, 2015
Other comprehensive income (loss)	1,083	(7,106)

Accounting for oil and gas E&P business

In adopting IFRS, JX Group has reviewed accounting of oil and gas E&P business and made certain changes as follows:

(i)	There are no specific requirements for a functional currency under Japanese GAAP. JX Group changed the reporting currencies in certain companies because it was determined that the functional currencies in those companies are different from their current reporting currencies.

(ii)	Under Japanese GAAP, there are no specific requirements for treatments of exploration for and evaluation of oil and gas, and JX Group’s policy was to have capitalized concessions acquisition costs and expenditures arising from exploration and development costs. Under IFRS, JX Group capitalized concessions acquisition costs, excavation and construction costs for exploration and evaluation wells and development wells, and costs of the related production equipment. Costs for exploration and evaluation wells are expensed if it is determined subsequently that the capitalized concession does not meet the criteria for recognition as an asset and other exploration costs including geological studies are expensed when it is incurred.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

		(Millions of Yen)
Consolidated statements of profit or loss	Year ended March 31, 2016	Year ended March 31, 2015
Gross profit	1,519	(5,077)
Operating profit (loss)	6,368	(8,535)
Profit (loss) before tax	6,366	(8,623)

The impact of the adjustments on the consolidated statements of comprehensive income or loss is as follows:

		(Millions of Yen)
Consolidated statements of comprehensive income or loss	Year ended March 31, 2016	Year ended March 31, 2015
Other comprehensive income (loss)	(10,213)	25,904

Goodwill

Under Japanese GAAP, JX Group estimated the period during which the influence of goodwill was expected to apply, and amortized goodwill over the estimated period. Under IFRS, since there is no concept of amortization of goodwill, amortization after the date of transition is suspended. Annual impairment testing is performed irrespective of whether there is any indication of impairment or not.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

		(Millions of Yen)
Consolidated statements of profit or loss	Year ended March 31, 2016	Year ended March 31, 2015
Operating profit (loss)	5,530	(4,013)
Profit (loss) before tax	5,530	(4,013)

Valuation of unlisted stock

Unlisted stock measured at its acquisition cost under Japanese GAAP is measured at its fair value under IFRS. Such differences in accounting have caused differences in amounts in related accounts in the consolidated financial statements.

The impact of the adjustments on the consolidated statements of comprehensive income or loss is as follows:

		(Millions of Yen)
Consolidated statements of comprehensive income or loss	Year ended March 31, 2016	Year ended March 31, 2015
Other comprehensive income (loss)	(73,900)	1,280

Changes in fair value of financial assets measured at FVOCI

Under Japanese GAAP, if fair value of a security (other than a trading security) which has a market price has significantly declined, an impairment loss is recognized unless the fair value is expected to be recovered. Under IFRS, subsequent changes in fair value of financial assets measured at FVOCI are recognized in other comprehensive income and the amounts recognized in other comprehensive income are permitted to reclassify within equity. JX Group reclassify such amounts recognized in other comprehensive income to retained earnings when the financial assets are derecognized or when their fair values decline significantly.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
Consolidated statements of profit or loss	Year ended March 31, 2016	Year ended March 31, 2015
Profit (loss) before tax	(20,905)	36,775

The impact of the adjustments on the consolidated statements of comprehensive income or loss is as follows:

	(Millions of Yen)
Consolidated statements of comprehensive income or loss	Year ended March 31, 2016	Year ended March 31, 2015
Other comprehensive income (loss)	8,726	(36,618)

Interest rate swaps contracts

Under Japanese GAAP, if interest rate swap contracts meet certain conditions, it is permitted that they are not measured at fair value and the net amount of receipts and payments of the money is added to or deducted from the interest rate of the relevant assets or liabilities. Under IFRS, such interest rate swap contracts are measured at their fair values and recognized as assets or liabilities.

The impact of the adjustments on the consolidated statements of comprehensive income or loss is as follows:

	(Millions of Yen)
Consolidated statements of comprehensive income or loss	Year ended March 31, 2016	Year ended March 31, 2015
Other comprehensive income (loss)	(5,825)	(233)

Recognition of provisions (excluding “Accounting for repair costs”)

Under Japanese GAAP, provisions are recognized for certain future expenses such as equipment removal in future. However, such provisions do not meet the recognition criteria under IFRS. Therefore, such provisions were reversed.

The impact of the adjustments on the consolidated statements of profit or loss (excluding “Accounting for repair costs”) is as follows:

	(Millions of Yen)
Consolidated statements of profit or loss	Year ended March 31, 2016	Year ended March 31, 2015
Operating profit (loss)	(1,705)	(270)
Profit (loss) before tax	(1,705)	(270)

The impact of the adjustments on the consolidated statements of comprehensive income or loss is as follows:

	(Millions of Yen)
Consolidated statements of comprehensive income or loss	Year ended March 31, 2016	Year ended March 31, 2015
Other comprehensive income (loss)	—	172

Adjustments related to retirement benefits

Under Japanese GAAP, actuarial gains and losses and past-service costs are initially recognized in other comprehensive income and are reclassified to profit or loss each period over certain period not longer than the average remaining service periods of the employees. Under IFRS, remeasurements of the net benefit liability (asset) including actuarial gain and loss recognized in other comprehensive income do not be reclassified to profit or loss in a subsequent period. However, those amounts recognized in other comprehensive income may be transferred within equity. JX Group reclassifies such amounts recognized in other comprehensive income to retained earnings immediately. Past-service costs are recognized in profit or loss. In addition, under Japanese GAAP, the expected return on pension assets is calculated by the excepted rate of return that is determined based on the yield on extremely low-risk long-term debt securities, however, under IFRS, there is no concept of expected return on plan assets and net defined benefit liability (asset) is calculated by applying the discount rate, which reference to market yield on high quality corporate bonds. In addition, under Japanese GAAP, it is explicitly permitted not to change the discount rate at the end of the reporting period if the effect of the change is less than a certain materiality threshold. Under IFRS, however, there is no such permission.

Under Japanese GAAP, at the beginning of the year ended March 31, 2015, JX Group has changed the method of attributing expected retirement benefits to periods from the straight-line basis to the benefit formula basis. Under IFRS, JX Group has attributed benefits to periods of service under the benefit formula as of the date of transition to IFRS (April 1, 2014).

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
Consolidated statements of profit or loss	Year ended March 31, 2016	Year ended March 31, 2015
Gross profit	(1,027)	(1,299)
Operating profit (loss)	(1,727)	(2,955)
Profit (loss) before tax	(1,727)	(2,955)

The impact of the adjustments on the consolidated statements of comprehensive income or loss is as follows:

	(Millions of Yen)
Consolidated statements of comprehensive income or loss	Year ended March 31, 2016	Year ended March 31, 2015
Other comprehensive income (loss)	1,857	2,520

Revenue recognition

(i) Barter transactions

Goods sold are exchanged for the goods with similar nature and value in certain transactions, and they are recorded as “Revenue” under Japanese GAAP. Under IFRS, such transactions are not considered as transactions to generate revenue, and therefore, “Revenue” and “Costs of sales” are offset.

(ii) Indirect taxes

Certain indirect taxes, such as gas oil delivery taxes, which JX Group collected as an agent are included in “Revenue” under Japanese GAAP. Under IFRS, such taxes are not considered to result in an increase in equity, and therefore, “Revenue” and “Costs of sales” are offset.

(iii) Sale and repurchase agreements

When the seller concurrently agrees, in substance, to repurchase the same goods or the processed goods at a later date in certain transactions, sale and repurchase are considered to be combined and they are recorded as “Revenue” under Japanese GAAP. Under IFRS, the risks and rewards of ownership of the goods are not considered to be substantially transferred to the buyer in such transactions, and therefore, “Revenue” and “Costs of sales” are offset.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
Consolidated statements of profit or loss	Year ended March 31, 2016	Year ended March 31, 2015
Revenue	(1,183,736)	(1,240,009)
Cost of sales	(1,183,736)	(1,240,009)
Profit (loss) before tax	—	—

Reconciliations of cash flows for the years ended March 31, 2016 and March 31, 2015

The major adjustments from Japanese GAAP to IFRS are as follows:

(i)	JX Group redetermined the scope of consolidation in accordance with IFRS.

(ii)	JX Group unified the reporting date for some subsidiaries, associates and joint ventures to use the same reporting date with the parent.

In addition, JX Group changed the cash flow classification between operating and investing activities due to the following:

(iii)	JX Group changed the accounting for the acquisition costs of concessions, and the exploration, evaluation and development costs in the oil and gas E&P business. This change increased operating activities and decreased investing activities, respectively.

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

(Yen amounts in tables stated in millions)

The supplementary information on oil and gas exploration and production activities is presented as required by Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 932 for “Extractive Activities - Oil and Gas,” and the regulations of the U.S. Securities and Exchange Commission, or SEC. Except with respect to accumulated depreciation and impairment, which is calculated on the basis of proved and probable developed reserves estimated in accordance with Petroleum Resources Management System 2007, the proved reserves included the supplemental information have been estimated in accordance with the SEC regulations. The supplemental information includes capitalized costs relating to oil and gas producing activities; costs incurred in oil and gas property acquisition, exploration and development activities; and the results of operations from oil and gas producing activities. The supplemental information is also provided for oil and gas reserves; the standardized measure of discounted future net cash flows associated with proved oil and gas reserves; and a summary of the changes in the standardized measure of discounted future net cash flows associated with proved oil and gas reserves.

Capitalized costs relating to oil and gas producing activities

	Year ended March 31, 2016
	Subsidiaries	Proportional interest of associates and joint ventures
Oil and natural gas properties
Proved	986,749	16,402
Unproved	110,977	—

Total oil and natural gas properties	1,097,726	16,402

Less accumulated depreciation and impairment*	(639,070)	(2,586)

Net oil and natural gas properties capitalized costs	458,656	13,816

	Year ended March 31, 2015
	Subsidiaries	Proportional interest of associates and joint ventures
Oil and natural gas properties
Proved	1,020,745	16,082
Unproved	130,612	—

Total oil and natural gas properties	1,151,357	16,082

Less accumulated depreciation and impairment*	(476,052)	(2,068)

Net oil and natural gas properties capitalized costs	675,305	14,014

*	Calculation in accordance with Petroleum Resources Management System 2007.

Costs incurred in oil and gas property acquisition, exploration and development activities

	(Millions of Yen)
	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International*	Total
Subsidiaries
During the year ended March 31, 2016
Exploration costs	6	0	6,771	12,307	3,370	15,822	38,276
Development costs	6,061	10,254	67,665	18,560	6,212	0	108,752

Total costs incurred for subsidiaries	6,067	10,254	74,436	30,867	9,582	15,822	147,028

Associates and joint ventures
During the year ended March 31, 2016
Exploration costs	—	—	—	—	—	—	—
Development costs	5,496	—	—	184	—	13,683	19,363

Total costs incurred for associates and joint ventures	5,496	—	—	184	—	13,683	19,363

Subsidiaries
During the year ended March 31, 2015
Exploration costs	19	0	11,389	15,968	4,732	13,957	46,065
Development costs	3,786	28,107	72,950	52,440	17,078	0	174,361

Total costs incurred for subsidiaries	3,805	28,107	84,339	68,408	21,810	13,957	220,426

Associates and joint ventures
During the year ended March 31, 2015
Exploration costs	—	—	—	—	—	—	—
Development costs	4,317	—	—	398	—	7,873	12,588

Total costs incurred for associates and joint ventures	4,317	—	—	398	—	7,873	12,588

*	Other International primarily represents JX Group’s exploration and development activities in Middle East and Japan.

Result of operations for oil and gas producing activities

	(Yen amounts in table stated in millions except for Barrel of oil equivalent data)
	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Subsidiaries
Year ended March 31, 2016
Revenue
Sales to third parties	3,627	24,570	28,946	81,101	35,343	2,070	175,657

Production costs	(1,757)	(19,435)	(20,242)	(40,608)	(10,548)	(1,176)	(93,766)
Exploration costs	(6)	—	(789)	(13,309)	(2,079)	(1,247)	(17,430)
Depreciation and depletion	(1,305)	(6,781)	(18,030)	(18,869)	(11,050)	(401)	(56,436)
Income tax expenses	(196)	—	—	(6,240)	(4,353)	—	(10,789)

Results of producing activities for subsidiaries	363	(1,646)	(10,115)	2,075	7,313	(754)	(2,764)

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	1,363	1,498	3,512	783	1,627	2,230	1,354

Associates and joint ventures
Year ended March 31, 2016
Revenue
Sales to third parties	127	—	—	2,074	—	27,955	30,156

Production costs	(83)	—	—	(0)	—	(15,686)	(15,769)
Exploration costs	—	—	—	—	—	—	—
Depreciation and depletion	(80)	—	—	(13)	—	(2,143)	(2,236)
Income tax expenses	—	—	—	(595)	—	(2,921)	(3,516)

Results of producing activities for associates and joint ventures	(36)	—	—	1,466	—	7,205	8,635

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	2,763	—	—	22	—	462	425

Subsidiaries
Year ended March 31, 2015
Revenue
Sales to third parties	6,743	36,660	26,562	121,560	45,816	2,182	239,523

Production costs	(2,337)	(22,645)	(17,972)	(49,533)	(9,837)	(1,250)	(103,574)
Exploration costs	(332)	—	(3,460)	(4,959)	(1,623)	(2,870)	(13,244)
Depreciation and depletion	(2,063)	(6,784)	(6,866)	(18,935)	(12,350)	(365)	(47,363)
Income tax expenses	(704)	(1,808)	—	(16,067)	(7,899)	—	(26,478)

Results of producing activities for subsidiaries	1,307	5,423	(1,736)	32,066	14,107	(2,303)	48,864

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	2,026	1,440	2,500	801	2,517	2,188	1,274

Associates and joint ventures
Year ended March 31, 2015
Revenue
Sales to third parties	68	—	—	1,953	—	43,273	45,294

Production costs	(27)	—	—	2	—	(16,150)	(16,175)
Exploration costs	—	—	—	—	—	—	—
Depreciation and depletion	(305)	—	—	(121)	—	(2,128)	(2,554)
Income tax expenses	—	—	—	(565)	—	(7,693)	(8,258)

Results of producing activities for associates and joint ventures	(264)	—	—	1,269	—	17,302	18,307

Depreciation, depletion and amortization per Barrel of oil equivalent in yen	—	—	—	194	—	490	514

Oil and gas reserves

Oil and gas proved reserves cannot be measured exactly. Reserves estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, the production performance of the reservoirs, and engineering judgment. Consequently, reserves estimates are subject to revision if additional data becomes available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance. Well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.

JX Holdings primarily operates its oil and gas E&P business mostly through its wholly-owned subsidiary NOEX. Proved reserves estimates were based on reports prepared by each Technical Department of the two Business Divisions of NOEX who are responsible for ensuring that the estimates are in compliance with SEC requirements and JX Holdings’ corporate standards. They also provide technical and commercial review and the assessment on the estimated reserves. Technical Strategy Department, or TSD and Corporate Planning Department, or CPD check the consistency and conformity of the applicable standards in the reserves estimation process. Also, TSD reviews and ensures the appropriateness of the estimation of gross reserves for the respective assets and reports for authorization to the senior vice president who is in charge of the corporate’s technical strategy, then CPD reviews proved reserves for the respective assets, compiles them and reports to management of NOEX for authorization. Through this process of having each of the Business Divisions, TSD and CPD work independently of each other, we aim to secure the integrity of the process of estimating proved reserves. Each General Manager of the respective Technical Departments, with endorsement of TSD and CPD, will approve the final proved reserves number for each asset. Aggregated proved reserves data are finally reported to JX Holdings’ Executive Committee. JX Holdings reserves estimates were prepared for each oil and gas field within oil and gas regions. JX Holdings’ reserves estimates include only oil and gas, which JX Holdings believes can be reasonably produced within the current terms of production licenses.

In accordance with the SEC’s amended rules, a summary of the reserves volumes according to reserves category as well as reserve change as at March 31, 2016 as provided in the following table. The tables were calculated using average prices during the 12-month period prior to the ending date of the period determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period.

Estimated quantities of net proved oil and gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each period indicated are as follows:

Crude oil, gas liquids and synthetic oil proved reserves

	Oil and NGL (Mbbl)
	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Net proved developed and undeveloped reserves of subsidiaries
April 1, 2015	6,259	107,647	15,470	10,859	11,549	—	151,784
Revisions	(2,413)	7,056	(4,872)	1,546	2,823	116	4,256
Production	(608)	(4,528)	(4,224)	(3,703)	(3,077)	(23)	(16,163)

March 31, 2016	3,238	110,175	6,374	8,702	11,295	93	139,877

April 1, 2014	5,386	103,387	59,656	12,061	12,163	—	192,653
Revisions	1,525	8,972	(40,847)	2,846	2,268	23	(25,213)
Purchases or (sales) of minerals in place	—	—	(1,052)	—	—	—	(1,052)
Production	(652)	(4,712)	(2,287)	(4,048)	(2,882)	(23)	(14,604)

March 31, 2015	6,259	107,647	15,470	10,859	11,549	—	151,784

Net proved developed and undeveloped reserves of associates and joint ventures
April 1, 2015	283	—	—	289	—	23,063	23,635
Revisions	—	—	—	(2)	—	(15,083)	(15,085)
Improved	8,545	—	—	—	—	—	8,545
Production	(29)	—	—	(14)	—	(4,634)	(4,677)

March 31, 2016	8,799	—	—	273	—	3,346	12,418

April 1, 2014	363	—	—	305	—	36,217	36,885
Revisions	(80)	—	—	(3)	—	(9,388)	(9,471)
Purchases or (sales) of minerals in place	—	—	—	—	—	570	570
Production	—	—	—	(13)	—	(4,336)	(4,349)

March 31, 2015	283	—	—	289	—	23,063	23,635

Proved developed reserves, included above, as of March 31, 2016
Subsidiaries	3,238	—	6,374	8,626	9,936	93	28,267

Associates and joint ventures	13	—	—	273	—	3,346	3,632

Proved undeveloped reserves, included above, as of March 31, 2016
Subsidiaries	—	110,175	—	76	1,359	—	111,610

Associates and joint ventures	8,786	—	—	—	—	—	8,786

Total proved reserves at March 31, 2016	12,037	110,175	6,374	8,975	11,295	3,439	152,295

Proved developed reserves, included above, as of March 31, 2015
Subsidiaries	2,838	—	9,362	10,518	10,394	—	33,112

Associates and joint ventures	283	—	—	289	—	23,063	23,635

Proved undeveloped reserves, included above, as of March 31, 2015
Subsidiaries	3,421	107,647	6,108	341	1,155	—	118,672

Associates and joint ventures	—	—	—	—	—	—	—

Total proved reserves at March 31, 2015	6,542	107,647	15,470	11,148	11,549	23,063	175,419

Gas proved reserves

	Natural Gas (MMcf)
	United States	United Kingdom	Southeast Asia	Oceania	Other International	Total
Net proved developed and undeveloped reserves of subsidiaries April 1, 2015	23,755	252,904	819,637	187,902	—	1,284,198
Revisions	(11,079)	(233,229)	40,434	27,721	3,990	(172,163)
Production	(2,098)	(5,462)	(122,325)	(22,291)	(941)	(153,117)

March 31, 2016	10,578	14,213	737,746	193,332	3,049	958,918

April 1, 2014	26,249	273,650	925,580	160,806	—	1,386,285
Revisions	(296)	(15,658)	11,593	39,241	863	35,743
Purchases or (sales) of minerals in place	—	(2,334)	—	—	—	(2,334)
Production	(2,198)	(2,754)	(117,536)	(12,145)	(863)	(135,496)

March 31, 2015	23,755	252,904	819,637	187,902	—	1,284,198

Net proved developed and undeveloped reserves of associates and joint ventures April 1, 2015	—	—	58,645	—	—	58,645
Revisions	—	—	792	—	—	792
Production	—	—	(3,490)	—	—	(3,490)

March 31, 2016	—	—	55,947	—	—	55,947

April 1, 2014	—	—	64,456	—	—	64,456
Revisions	—	—	(2,164)	—	—	(2,164)
Purchases or (sales) of minerals in place	—	—	—	—	—	—
Production	—	—	(3,647)	—	—	(3,647)

March 31, 2015	—	—	58,645	—	—	58,645

Proved developed reserves, included above, as of March 31, 2016
Subsidiaries	10,578	14,213	732,616	154,938	3,049	915,394

Associates and joint ventures	—	—	55,947	—	—	55,947

Proved undeveloped reserves, included above, as of March 31, 2016
Subsidiaries	—	—	5,130	38,394	—	43,524

Associates and joint ventures	—	—	—	—	—	—

Total proved reserves at March 31, 2016	10,578	14,213	793,693	193,332	3,049	1,014,865

Proved developed reserves, included above, as of March 31, 2015
Subsidiaries	21,818	13,237	807,265	152,598	—	994,918

Associates and joint ventures	—	—	58,645	—	—	58,645

Proved undeveloped reserves, included above, as of March 31, 2015
Subsidiaries	1,937	239,667	12,372	35,304	—	289,280

Associates and joint ventures	—	—	—	—	—	—

Total proved reserves at March 31, 2015	23,755	252,904	878,282	187,902	—	1,342,843

Standardized measure of discounted future cash flows

The standardized measure of discounted future net cash flows are computed by applying first-day-of-the-month unweighted average prices, year-end costs and legislated tax rates and a discount factor of 10 percent to proved reserves. The standardized measure includes costs for future dismantlement, abandonment and rehabilitation obligations. The standardized measure is determined based on factors prescribed by the FASB and therefore does not reflect JX Group’s expected future cash flows to be obtained from the development and production of its oil and gas properties or of the value of its proved oil and gas reserves. The standardized measure is prepared on the basis of certain prescribed assumptions including first-day-of-the-month average prices, which represent discrete points in time and therefore may cause significant variability in cash flows from year to year as prices change.

	(Millions of Yen)
	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Subsidiaries
March 31, 2016
Future cash inflows	18,518	567,344	50,341	496,297	243,350	4,143	1,379,993
Future production costs	(6,990)	(429,322)	(32,256)	(192,660)	(85,527)	(3,452)	(750,207)
Future development costs	(8,585)	(102,911)	(43,838)	(20,707)	(47,639)	(4,963)	(228,643)
Future income tax expenses	—	(12,485)	—	(122,369)	(15,586)	(41)	(150,481)

Future net cash flows	2,943	22,626	(25,753)	160,561	94,598	(4,313)	250,662
10% annual discount for estimated timing of cash flows	261	(13,679)	18,252	(75,924)	(36,294)	1,229	(106,155)

Standardized measure of discounted future net cash flows	3,204	8,947	(7,501)	84,637	58,304	(3,084)	144,507

Associates and joint ventures
March 31, 2016
Future cash inflows	45,014	—	—	39,550	—	17,792	102,356
Future production costs	(29,080)	—	—	(14,937)	—	(11,946)	(55,963)
Future development costs	(14,897)	—	—	(937)	—	(9,529)	(25,363)
Future income tax expenses	—	—	—	(10,419)	—	(2,583)	(13,002)

Future net cash flows	1,037	—	—	13,257	—	(6,266)	8,028
10% annual discount for estimated timing of cash flows	(4,014)	—	—	(7,367)	—	124	(11,257)

Standardized measure of discounted future net cash flows	(2,977)	—	—	5,890	—	(6,142)	(3,229)

Standardized measure of discounted future cash flows (continued)

	(Millions of Yen)
	United States	Canada	United Kingdom	Southeast Asia	Oceania	Other International	Total
Subsidiaries
March 31, 2015
Future cash inflows	70,506	1,018,056	421,461	877,228	417,339	—	2,804,590
Future production costs	(19,502)	(594,757)	(143,511)	(251,278)	(103,162)	—	(1,112,210)
Future development costs	(20,147)	(112,455)	(254,215)	(26,606)	(56,155)	—	(469,578)
Future income tax expenses	—	(79,324)	15,077	(262,676)	(55,281)	—	(382,204)

Future net cash flows	30,857	231,520	38,812	336,668	202,741	—	840,598
10% annual discount for estimated timing of cash flows	(8,645)	(146,127)	(35,571)	(166,602)	(74,915)	—	(431,860)

Standardized measure of discounted future net cash flows	22,212	85,393	3,241	170,066	127,826	—	408,738

Associates and joint ventures
March 31, 2015
Future cash in flows	2,469	—	—	65,041	—	272,217	339,727
Future production costs	(1,610)	—	—	(17,547)	—	(120,337)	(139,494)
Future development costs	(297)	—	—	(1,076)	—	(71,356)	(72,729)
Future income tax expenses	—	—	—	(20,549)	—	(62,663)	(83,212)

Future net cash flows	562	—	—	25,869	—	17,861	44,292
10% annual discount for estimated timing of cash flows	(29)	—	—	(15,416)	—	(3,256)	(18,701)

Standardized measure of discounted future net cash flows	533	—	—	10,453	—	14,605	25,591

Standardized measure of discounted future cash flows (continued)

The following are the principal sources of changes in the standardized measure of discounted future net cash flows:

Subsidiaries, proportional interest of associates and joint ventures

	(Millions of Yen)
	Year ended March 31, 2016
	Subsidiaries	Proportional interest of associates and joint ventures	Total subsidiaries, proportional interest of associates and joint ventures
Discounted future net cash flows as of March 31, 2015	408,738	25,591	434,329
Sales and transfers of oil and gas produced, net of production costs	(76,806)	(16,268)	(93,074)
Net changes in prices and production costs	(318,463)	(68,558)	(387,021)
Extensions, discoveries and improved recovery	—	972	972
Development costs incurred during the period	101,991	20,878	122,869
Revisions of previous quantity estimates	17,731	2,580	20,311
Change in estimated development costs	(148,509)	(26,040)	(174,549)
Accretion of discount	84,881	7,257	92,138
Net change in income taxes	100,421	60,223	160,644
Other	(25,477)	(9,864)	(35,341)

Discounted future net cash flows as of March 31, 2016	144,507	(3,229)	141,278

Subsidiaries, proportional interest of associates and joint ventures

	(Millions of Yen)
	Year ended March 31, 2015
	Subsidiaries	Proportional interest of associates and joint ventures	Total subsidiaries, proportional interest of associates and joint ventures
Discounted future net cash flows as of March 31, 2014	409,652	27,291	436,943
Sales and transfers of oil and gas produced, net of production costs	(147,592)	(47,461)	(195,053)
Net changes in prices and production costs	(269,854)	22,209	(247,645)
Development costs incurred during the period	190,898	23,233	214,131
Revisions of previous quantity estimates	(5,761)	(26,761)	(32,522)
Change in estimated development costs	26,212	(5,194)	21,018
Purchase or (sales) of minerals in place	(4,556)	—	(4,556)
Accretion of discount	94,639	5,576	100,215
Net change in income taxes	46,435	22,982	69,417
Other	68,665	3,716	72,381

Discounted future net cash flows as of March 31, 2015	408,738	25,591	434,329

Independent Auditor’s Report

To the Board of Directors of TonenGeneral Sekiyu K.K.

We have audited the accompanying consolidated financial statements of TonenGeneral Sekiyu K.K. and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2015 and 2014, and as of January 1, 2014, the related consolidated statements of profit or loss, comprehensive income, changes in equity, cash flows for each of the two years in the period ended December 31, 2015.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TonenGeneral Sekiyu K.K. and its subsidiaries as of December 31, 2015 and 2014, and as of January 1, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

As discussed in Note 37 to the consolidated financial statements, the Company cancelled treasury shares on February 29, 2016 based on a resolution by the Board of Directors of the Company held on February 12, 2016, in accordance with the provision of Article 178 of the Companies Act. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers Aarata LLC

Tokyo, Japan

August 1, 2016

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

	(Millions of Yen)
	Notes	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
ASSETS
Current assets
Cash and cash equivalents	9,21	100,162	35,049	18,656
Trade and other receivables	10,21,34	187,399	228,200	283,780
Inventories	11	191,500	348,451	433,837
Income tax receivable		4,100	25,232	3,954
Other financial assets	21,34	123	951	17,093
Other current assets		9,747	10,362	9,417

Total current assets		493,031	648,245	766,737

Non-current assets
Property, plant and equipment	12,14,15,33	368,278	357,882	305,311
Goodwill	8	321,640	321,640	313,108
Intangible assets	13,14,33	14,093	14,607	13,860
Investments accounted for using the equity method	36	18,652	8,455	32,034
Other financial assets	21	16,026	11,927	9,192
Deferred tax assets	20	83,933	105,595	26,622
Net defined benefit assets	19	—	622	178
Other non-current assets		8,410	10,912	11,069

Total non-current assets		831,032	831,640	711,374

Total assets		1,324,063	1,479,885	1,478,111

LIABILITIES
Current liabilities
Trade and other payables	16,21,34	423,917	492,178	557,136
Borrowings	17,21,34	118,180	168,347	153,129
Income taxes payable		1,761	2,906	13,823
Provisions	18	348	353	302
Other financial liabilities	21	24,075	16,787	18,660
Other current liabilities	22	30,042	47,859	21,654

Total current liabilities		598,323	728,430	764,704

Non-current liabilities
Bonds and borrowings	17,21	215,401	216,568	175,370
Deferred tax liabilities	20	89,954	107,362	69,457
Net defined benefit liabilities	19	143,682	153,825	151,319
Provisions	18	3,211	2,772	2,399
Other financial liabilities	21	1,647	1,542	386
Other non-current liabilities		2,423	1,656	4,277

Total non-current liabilities		456,318	483,725	403,208

Total liabilities		1,054,641	1,212,155	1,167,912

EQUITY
Equity attributable to owners of the parent
Common stock	24	35,123	35,123	35,123
Capital surplus	23,24,34	49,015	62,551	54,189
Retained earnings	24	325,346	310,744	361,152
Treasury shares	24	(142,278)	(142,202)	(142,141)
Other components of equity	21,24	1,194	510	824

Total equity attributable to owners of the parent		268,400	266,726	309,147
Non-controlling interests		1,022	1,004	1,052

Total equity		269,422	267,730	310,199

Total liabilities and equity		1,324,063	1,479,885	1,478,111

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

Consolidated statements of profit or loss

	(Millions of Yen)
	Notes	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	34
Sales of goods		2,555,533	3,340,569
Cost of sales	26,34	2,452,944	3,314,260

Gross profit		102,589	26,309
Selling, general and administrative expenses	26,34	89,453	88,678
Share of profit (loss) of investments accounted for using the equity method	36	(90)	661
Other operating income	27	11,995	4,605
Other operating expenses	27	3,076	5,787

Operating profit (loss)		21,965	(62,890)
Finance income	28,34	417	310
Finance costs	28,34	2,556	4,003

Profit (loss) before tax		19,826	(66,583)
Income tax benefit	29	(7,797)	(34,803)

Profit (loss) for the year		27,623	(31,780)

Profit (loss) for the year attributable to:
Owners of the parent		27,559	(31,897)
Non-controlling interests		64	117

Profit (loss) for the year		27,623	(31,780)

			(Yen )
Earnings per share for profit (loss) attributable to owners of the parent	31
Basic		75.65	(87.55)
Diluted		75.61	(87.55)

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

Consolidated statements of comprehensive income

	(Millions of Yen)
	Notes	Year ended December 31, 2015	Year ended December 31, 2014
Profit (loss) for the year		27,623	(31,780)

Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Change in fair value of financial assets measured at fair value through other comprehensive income (loss)	30	639	(292)
Remeasurement gains (losses) on defined benefit plans	30	904	(4,702)
Share of other comprehensive income of investments accounted for using the equity method	30	26	2

Total other comprehensive income (loss), net of tax		1,569	(4,992)

Total comprehensive income (loss) for the year		29,192	(36,772)

Comprehensive income (loss) for the year attributable to:
Owners of the parent		29,129	(36,872)
Non-controlling interests		63	100

Total comprehensive income (loss) for the year		29,192	(36,772)

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated statements of changes in equity

	(Millions of Yen)
	Notes	Common stock	Capital surplus	Retained earnings	Treasury shares	Other components of equity
						Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurement gains (losses) on defined benefit plans	Total	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
As of January 1, 2014		35,123	54,189	361,152	(142,141)	824	—	824	309,147	1,052	310,199
Comprehensive income (loss)
Profit (loss) for the year				(31,897)					(31,897)	117	(31,780)
Other comprehensive income (loss)	30					(285)	(4,690)	(4,975)	(4,975)	(17)	(4,992)

Total comprehensive income (loss)		—	—	(31,897)	—	(285)	(4,690)	(4,975)	(36,872)	100	(36,772)
Transactions with owners
Contributions by and distributions to owners
Purchase of treasury shares	24				(63)				(63)		(63)
Disposal of treasury shares	24		1		2				3		3
Cash dividends	25			(13,846)					(13,846)	(600)	(14,446)
Acquisition of a new subsidiary	7									842	842
Other changes in non-controlling interests										(300)	(300)
Share option scheme	23		74						74		74
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests			94	(4)					90	(90)	—
Other
Transfer from the other components of equity to retained earnings	19,21			(4,661)		(29)	4,690	4,661	—		—
Adjustment for capital transaction within the group	29		8,193						8,193		8,193

Total transactions with owners		—	8,362	(18,511)	(61)	(29)	4,690	4,661	(5,549)	(148)	(5,697)

As of December 31, 2014		35,123	62,551	310,744	(142,202)	510	—	510	266,726	1,004	267,730

Comprehensive income
Profit for the year				27,559					27,559	64	27,623
Other comprehensive income (loss)	30					664	906	1,570	1,570	(1)	1,569

Total comprehensive income		—	—	27,559	—	664	906	1,570	29,129	63	29,192
Transactions with owners
Contributions by and distributions to owners
Purchase of treasury shares	24				(89)				(89)		(89)
Disposal of treasury shares	24		4		13				17		17
Cash dividends	25			(13,843)					(13,843)		(13,843)
Share option scheme	23		24						24		24
Acquisition of non-controlling interests			45						45	(45)	—
Other
Transfer from the other components of equity to retained earnings	19,21			886		20	(906)	(886)	—		—
Adjustment for capital transaction within the group	29		(13,609)						(13,609)		(13,609)

Total transactions with owners		—	(13,536)	(12,957)	(76)	20	(906)	(886)	(27,455)	(45)	(27,500)

As of December 31, 2015		35,123	49,015	325,346	(142,278)	1,194	—	1,194	268,400	1,022	269,422

The above consolidated statements of change in equity should be read in conjunction with the accompanying notes.

Consolidated statements of cash flows

	(Millions of Yen)
	Notes	Year ended December 31, 2015	Year ended December 31, 2014
Cash flows from operating activities
Profit (loss) before tax		19,826	(66,583)
Depreciation and amortization	12,13,26	33,407	36,705
Loss on sales and retirement of non-current assets		290	1,648
Impairment loss	15	92	192
Changes in net defined benefit liabilities	19	(6,219)	(5,144)
Increase (decrease) in provisions		433	77
Finance income	28	(417)	(310)
Finance costs	28	2,556	4,003
Share of (profit) loss of investments accounted for using the equity method		90	(661)
(Increase) decrease in trade and other receivables		40,811	82,159
(Increase) decrease in inventories		152,667	180,963
Increase (decrease) in trade and other payables		(68,243)	(101,691)
Others		1,848	(5,579)

Subtotal		177,141	125,779

Interest received		124	109
Dividends received		1,175	1,043
Interest paid		(2,350)	(2,699)
Income taxes received		25,525	4,555
Income taxes paid		(26,661)	(21,336)

Net cash flows from operating activities		174,954	107,451

Cash flows from investing activities
Purchase of financial assets (equity investments), which is measured at fair value through other comprehensive income		(7,108)	(2,727)
Purchase of property, plant and equipment	12	(43,071)	(34,150)
Proceeds from sale of property, plant and equipment		3,547	3,565
Purchase of intangible assets	13	(2,535)	(1,432)
Proceeds from sale of intangible assets		322	—
Payments for acquisition of subsidiaries	7	—	(25,253)
Other		657	54

Net cash flows used in investing activities		(48,188)	(59,943)

Cash flows from financing activities
Increase (decrease) in short-term borrowings, net		(27,660)	(38,874)
Increase (decrease) in commercial papers, net		(15,000)	(15,000)
Proceeds from long-term borrowings		—	79,000
Repayment of long-term borrowings		(5,078)	(86,040)
Proceeds from issuance of bonds		—	44,792
Redemption of bonds		—	(1,000)
Cash dividends paid to owner of the parent	25	(13,843)	(13,846)
Repayments to non-controlling interests		—	(240)
Cash dividends paid to non-controlling interests		—	(560)
Other		(72)	(60)

Net cash flows used in financing activities		(61,653)	(31,828)

Net increase in cash and cash equivalents		65,113	15,680

Cash and cash equivalents at beginning of the year	9	35,049	18,656
Net foreign exchange difference		—	713

Cash and cash equivalents at end of the year	9	100,162	35,049

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

1. Reporting entity

TonenGeneral Sekiyu K.K. (the “Company”) is a corporation domiciled in Japan. The accompanying consolidated financial statements of the Company for the year ended on December 31, 2015 and 2014 comprise the financial statements of the Company and its subsidiaries (collectively “TG Group”).

The Company’s head office is located at 1-8-15 Kohnan, Minato-Ku, Tokyo, Japan.

The principal operations and activities of TG Group are described in Note 6 “Segment information”.

On December 3, 2015, the Company and JX Holdings, Inc. signed a Memorandum of Understanding regarding a business integration of their groups and have agreed on a target date of April 2017 for the business integration.

2. Basis of preparation

Statement of compliance with IFRS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretation Committee applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standard Board. TG Group has adopted IFRS for the first time in preparing its consolidated financial statements and the date of transition to IFRS is January 1, 2014. TG Group applies IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) upon transition to IFRS. The impact of the transition to IFRS on financial position, financial performance and cash flows is described in Note 38 “First-time adoption of IFRS”.

The consolidated financial statements were approved by the Company’s Representative Director and President, Jun Mutoh, and Senior Managing Director, Yasushi Onoda, on August 1, 2016.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain items, such as financial instruments measured at fair value, as described in Note 3 “Significant accounting policies”.

Presentation currency and unit

The consolidated financial statements are presented in Japanese yen, the Company’s functional currency, and amounts are rounded to the nearest one million yen.

New standards early adopted by the Company

TG Group has early adopted IFRS 9 “Financial instruments” (revised in July 2014) from the date of transition to IFRS (January 1, 2014).

3. Significant accounting policies

Basis of consolidation

(a) Subsidiaries

Subsidiaries are entities controlled by TG Group. TG Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in TG Group’s consolidated financial statements from the date on which control is obtained until the date on which control is lost. Additionally, the financial statements of subsidiaries are adjusted to conform to the accounting policies adopted by TG Group, as necessary.

When TG Group’s ownership interests in a subsidiary changes and TG Group’s control over the subsidiary continues, the difference between the adjustment of non-controlling interest and the fair value of the consideration paid or received is directly recognized in equity, and attributed to the owners of the parent in the consolidated statements of financial position.

Inter-company balances on receivables and payables, transactions and unrealized gains or losses resulting from inter-company transactions are eliminated in consolidation. Unrealized losses are eliminated in the same way as unrealized gains unless there is evidence of impairment.

(b) Associates and joint ventures

Associates are entities over which TG Group has significant influence, but does not control or jointly control, over management decision-making in relation to their financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity.

Joint ventures are entities formed upon contractual agreement by the parties for key economic operations through joint control.

Investments in interests in associates and joint ventures are accounted for using the equity method. Under the equity method, investments in interests are initially recognized at cost, and adjusted for changes in the net assets of associates and joint ventures that arise after the date of the acquisition.

TG Group’s share of operating results of associates and joint ventures is adjusted to conform to TG Group’s accounting policies and recognized as “Share of profit or loss of investments accounted for using the equity method” in the consolidated statements of profit or loss.

Goodwill relating to the acquisition of interests in associates and joint ventures are included in the carrying amount of the investment and is not tested for impairment separately. TG Group assesses at each year-end whether there is any objective evidence that an investment in an associate or joint venture is impaired. If any indication of impairment exists, TG Group performs an impairment test by comparing the recoverable amount (the higher of value in use and the fair value less costs of disposal) of the investment to its carrying amount. The impairment loss recognized in prior periods is reversed only when there has been a change in the estimates used for determining the recoverable amount of the investment since the last impairment loss was recorded.

Business combinations and goodwill

TG Group applies the acquisition method to account for business combinations. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values as of the acquisition date. Acquisition-related costs are recognized as an expense when incurred. For each transaction, TG Group determines whether to measure the non-controlling interest at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

Goodwill is measured as the excess when the aggregate of the consideration transferred for the business combination, the amount of any non-controlling interest in the acquiree and the fair value of any equity interest in the acquiree previously held by the acquirer exceeds the net amounts of the identifiable assets and liabilities at the acquisition date.

When there is no such excess amount due to a bargain purchase, the difference is directly recognized in the consolidated statements of profit or loss.

Goodwill is tested for impairment annually and whenever there is an indication of impairment. Goodwill is presented at cost less accumulated impairment losses. Goodwill relating to associates and joint ventures accounted for using the equity method is included within the carrying amount of the investment and is tested for impairment together with the carrying amount of the investment. An impairment loss on goodwill is recognized in the consolidated statements of profit or loss and is not reversed.

For business combinations in which the parties to the business combinations are under the control of the Company, there is no change in the carrying amounts of the acquiree’s assets and liabilities that are transferred to the acquirer. Prior periods are retroactively recast to present financial information as if the Company had always owned the acquiree.

Foreign currency translation

(a) Functional currency and presentation currency

Each of TG Group’s entity determines its functional currency which is the currency of the primary economic environment in which each entity operates, and items included in the entity’s financial statements are measured using its functional currency. The consolidated financial statements of the TG Group are presented in Japanese yen, which is the Company’s functional currency.

(b) Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of each entity in the TG Group using the exchange rates prevailing at the date of the transactions. At year end, foreign monetary assets and liabilities are retranslated into the functional currency using the closing rate. Non-monetary assets and liabilities measured at fair value denominated in foreign currencies are translated into the functional currency using the exchange rate at the date when the fair value was measured. Foreign exchange differences arising from the settlement of transactions are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of cash flows consist of cash on hand, demand deposits and short-term investments with a maturity of three months or less that are readily convertible to cash and subject to an insignificant risk of changes in value.

Financial instruments

(a) Financial assets

TG Group has early adopted IFRS 9 “Financial instruments” (July 2014) from the date of transition to IFRS (January 1, 2014).

(i) Initial recognition and measurement

Financial assets are initially recognized on the contract date when TG Group has become a party to the contractual provisions of the financial instruments. However, regular way purchases of the financial assets are initially recognized on the trade date.

At the time of initial recognition, financial assets are classified as financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income (“financial assets measured at FVOCI”) or financial assets measured at fair value through profit or loss (“financial assets measured at FVPL”).

At the time of initial recognition, financial assets measured at FVPL are measured at their fair values and other financial assets are measured at their fair values plus transaction costs directly attributable to the acquisition.

Financial assets are classified and subsequently measured in accordance with the following conditions:

Financial assets measured at amortized cost

Financial assets are classified as financial assets measured at amortized cost when both of the following conditions are met:

•	The financial asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on principal amounts outstanding

After initial recognition, they are measured at amortized cost using the effective interest method and assessed for impairment.

Financial assets measured at FVOCI

Financial assets which do not meet the conditions for financial assets measured at amortized cost are measured at fair value. Equity instruments held for a purpose other than trading are individually evaluated at initial recognition to determine whether they are designated as financial assets measured at FVOCI.

Financial assets designated as financial assets measured at FVOCI are measured at fair value after initial recognition and subsequent changes are recognized in other comprehensive income.

Amounts recognized in other comprehensive income in respect of equity investments are not subsequently reclassified to profit or loss but may be reclassified within equity. TG Group’s policy is to reclassify such amounts to retained earnings when the financial assets are derecognized or when their fair values decline significantly. Dividends from those financial assets are recognized in profit or loss for the period.

Financial assets measured at FVPL

Financial assets which do not meet the conditions for financial assets measured at amortized cost or financial assets measured at FVOCI are classified as financial assets measured at FVPL.

After initial recognition, they are measured at fair value and subsequent changes are recognized in profit or loss.

(ii) Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the contractual rights to receive cash flows from the financial asset are transferred and substantially all the risks and rewards of ownership of the financial asset are transferred.

(iii) Impairment of financial assets

TG Group assesses at the end of each reporting period whether credit risk of the financial assets has significantly increased since initial recognition based on an external credit rating or information of past due status, among others.

If it is determined that the credit risk exposure of a financial asset has significantly increased since the initial recognition, a loss allowance is measured at an amount equal to the expected credit loss for the entire expected remaining life of the financial asset. If it is determined that the credit risk has not significantly increased since the initial recognition, the loss allowance is measured at an amount equal to the expected credit loss that will occur within twelve months after the end of the reporting period. However, for trade receivables, the loss allowance is always measured at an amount equal to the entire expected credit loss based on the actual loss rate determined using historical experience of default corresponding to past due status adjusted as necessary for any changes in economic conditions.

Furthermore, when there is evidence of credit impairment, such as a significant deterioration in the financial condition of the debtor or a breach of contract including payment default or delinquency by the debtor, the effective interest rate method is applied to the amortized cost less the loss allowance calculated.

The amount of the expected credit loss is estimated as the weighted average present value of the difference between the total amount of the cash flows of financial assets to be paid according to the contract and the estimated future cash flows of financial assets to be received, discounted at the original effective interest rate and considering the probability of occurrence. Changes in the loss allowance are recognized in profit or loss.

(b) Financial liabilities

(i) Initial recognition and measurement

The financial liabilities are initially recognized on the contract date when TG Group becomes a party to the contractual provisions of the financial instrument. At the time of initial recognition, financial liabilities are classified as financial liabilities measured at amortized cost, except for financial liabilities measured at fair value through profit or loss (“financial liabilities measured at FVPL”).

At the time of initial recognition, financial liabilities measured at FVPL are measured at their fair values and other financial liabilities are measured at their fair values, net of transaction costs.

Financial liabilities are classified and subsequently measured in the following categories:

Financial liabilities measured at amortized cost

After initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities measured at FVPL

After initial recognition, financial liabilities are measured at fair value and subsequent changes are recognized in profit or loss.

(ii) Derecognition

Financial liabilities are derecognized when contractual obligations are discharged, cancelled or expired.

(c) Derivatives and hedge accounting

In order to hedge foreign currency risk, interest rate risk and commodity price risk, TG Group utilizes the derivative transactions, such as foreign exchange forward contracts, interest rate swaps and commodity forward contracts and so forth.

Derivatives are initially recognized at fair value. For certain derivatives which do not meet the criteria for hedge accounting, their subsequent changes in fair value are recognized in profit or loss.

Inventories

The cost of crude oil, petroleum and chemicals inventories comprises all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition.

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is primarily calculated based on the weighted average cost method.

Property, plant and equipment

For property, plant and equipment, the cost model is applied for measurement after initial recognition, and the amount is presented at cost less any accumulated depreciation and accumulated impairment losses.

The cost of property, plant and equipment comprises costs directly attributable to the acquisition of an item, costs of dismantling and removing the item and restoring the site on which it is located, and capitalized borrowing costs for long term projects if recognition criteria are met. Finance leases capitalized are also included in the carrying amount of property, plant and equipment.

Subsequent expenditures incurred after acquisition are accounted for either by including them in the asset’s carrying amount or by recognizing them as a separate asset, as appropriate, only when it is probable that future economic benefits will flow to TG Group and the amount can be measured reliably. Subsequent expenditures not included in cost are recognized in profit or loss as incurred.

Expenditures relating to major maintenance and repairs include the cost of replacing an asset or part of an asset, research costs and overhaul (detailed inspection) costs. Major maintenance and repair costs which qualify for recognition as property, plant and equipment are capitalized and depreciated over the period until the next major maintenance and repair.

Depreciation of property, plant and equipment other than land is calculated based on the depreciable amount which is the cost of each item of property, plant and equipment, less its residual value over the estimated useful life of each item, using the straight-line method.

The estimated useful lives of property, plant and equipment are summarized below:

Buildings and structures	:	10 to 50 years
Tanks	:	10 to 25 years
Machinery, equipment and vehicles	:	7 to 18 years
Tools, furniture and fixtures	:	5 to 10 years

The depreciation method, estimated useful lives and residual values of property, plant and equipment are reviewed at end of the year.

Intangible assets

For intangible assets (software and other intangible assets) other than goodwill, the cost model is applied for measurement after initial recognition and the amount is presented at cost less accumulated amortization and accumulated impairment losses. The policy for recognition, measurement and annual impairment test of goodwill is described in “Business combinations and goodwill”.

Intangible assets acquired separately are initially recognized at cost, and intangible assets acquired in business combinations are initially recognized at fair value on the acquisition date. For internally generated intangible assets, except for development costs which qualify for capitalization, expenditures are recognized as expenses during the period in which they are incurred.

Intangible assets are fully amortized into expenses using the straight-line method over the estimated useful life.

The estimated useful lives of major intangible assets are as follows:

Software	:	5 to 15 years

The amortization method and estimated useful lives of intangible assets are reviewed at end of the year.

Leases

Leases are classified as finance leases when substantially all of the risks and rewards incidental to ownership of assets are transferred to TG Group and all other leases are classified as operating leases.

At the commencement of a finance lease, the leased asset and lease liability are recognized at the lower of the fair value of the leased property and the present value of the minimum lease payments. Lease payments are apportioned between finance charges and capital repayments of the lease liabilities so as to achieve effective interest method. Finance charges are recognized in the consolidated statements of profit or loss. The leased asset acquired under a finance lease arrangement is depreciated using straight-line method over the shorter of its useful life and the lease term.

Payments made under operating leases are recognized as expenses on a straight-line basis over the lease term.

Impairment of non-financial assets

During each reporting period, TG Group assesses whether there is any indication that an asset may be impaired. If any such indication exists, or in cases where an annual impairment test is required for intangible assets with indefinite useful lives, the recoverable amount of the asset is estimated. In cases where the recoverable amount cannot be estimated, it is estimated at the level of the cash-generating unit (“CGU”) to which the asset belongs.

The recoverable amount is determined as the higher of an asset’s fair value less costs of disposal and its value in use. In determining the fair value less costs of disposal, an appropriate valuation model supported by available fair value indicators is used. The estimated future cash flows used for the assessment of value in use are discounted to the present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment loss is recognized for the excess and the carrying amount is reduced to the recoverable amount. Assets other than goodwill are assessed to determine whether there is any indication that an impairment loss recognized in prior periods may have decreased or may no longer exist. If any such indication exists, the recoverable amount of the asset or the cash generating unit is estimated. In cases where the recoverable amount exceeds the carrying amount of the asset or the CGU, a reversal of impairment is recognized to the extent that the increased carrying amount does not exceed the carrying amount, net of depreciation or amortization, that would have been determined if no impairment loss had previously been recognized.

Short-term employee benefits

TG Group recognizes the undiscounted amount of employee benefits expected to be paid in exchange for the service rendered by its employees and expected to be settled wholly within twelve months after the end of the period.

The Company recognizes the liabilities for the bonus unpaid, expected cost of paid vacation outstanding and other benefits outstanding at the end of the period.

Post retirement benefits

TG Group adopts defined benefit plans in accordance with the Defined Benefit Corporate Pension Act (Act No. 50 of 2001) in Japan. The plans provide benefits based upon years of service, compensation at the time of severance and other factors. The Company has a responsibility to manage pension assets faithfully and has an obligation to make employee benefit contribution comply with laws and rules of the corporate pension plan of TG group. Under the Defined Benefit Corporate Pension Act, the Company recalculates the amount of pension contribution every three years to ascertain the validity of the contribution and so forth. The liability recognized in the consolidated statements of financial position in respect of defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension obligation.

For components of defined benefit costs, service costs and the net interest in the net defined benefit liabilities or assets are recognized in profit or loss. Remeasurements which include actuarial gains and losses arising from differences between estimates and actual expenses, and changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise and are immediately reclassified to retained earnings. Past-service costs are recognized in profit or loss.

Provisions and contingent liabilities

Provisions are recognized when TG Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and reliable estimates can be made of the amount of the obligation.

Asset retirement obligations are recognized when TG Group is obliged to dismantle and remove facilities or equipment and restore the site, and reliable estimates can be made of the amounts of its obligations.

Obligations that are probable at the end of the reporting period, but which do not meet the recognition criteria will be disclosed as contingent liabilities in the Notes to the consolidated financial statements.

Treasury shares

Where treasury shares are reacquired, the consideration paid including any directly attributable incremental costs, net of tax, is recognized as a deduction from equity. When treasury shares are sold, the consideration received is recognized as an increase in equity.

Stock-based compensation

The Company grants the stock option (subscription rights to shares) to its Directors (excluding Outside Directors) as compensation.

The fair value determined at the grant date of the stock option is expensed on a straight-line basis over the vesting period while the corresponding amount to capital surplus is recognized, based on the Group’s estimate of equity instruments that will eventually vest.

Revenue recognition

Revenue from sale of goods is measured at the fair value of the consideration received or receivable from the sale. In addition, revenue from sale of goods is presented net of returned goods.

Japanese consumption taxes and gas oil delivery taxes are excluded from revenue and presented on a net basis, since they are imposed at the point of sale and considered to be collected as an agent on behalf of the governmental authority. Conversely, gasoline tax is included in revenue and presented on a gross basis as it is imposed on TG Group as a refiner or distributor prior to sales, and is not necessarily directly passed on to customers. Thus, TG Group cannot reclaim the gasoline tax where, for example, customers do not pay for the products they receive, or where the product is not sold to customers. TG Group therefore considers gasoline tax as a cost to the group and reflects it as a production cost with any gasoline tax that is recovered in the sale price is included in revenue. The amounts of such gasoline tax included in revenue for the years ended December 31, 2015 and 2014 are 670,713 million yen and 651,906 million yen, respectively.

Exchange transactions of petroleum products, petroleum chemicals and others with similar nature and value are excluded from revenue and presented on a net basis.

Sales of goods are recognized as revenue when the following conditions are satisfied; based on such factors as the contractual terms and commercial arrangements of transactions, TG Group recognizes revenue at the points of shipment, delivery to the customer, or loading products at the port:

•	The risks and rewards of ownership are transferred

•	The amount of revenue can be reliably measured

•	It is possible that future economic benefits will flow to the entity

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

•	The costs of the transaction incurred or to be incurred can be measured reliably

Income taxes

Income tax expense comprises current taxes and deferred taxes.

These are recognized in profit or loss, except for the taxes which arise from business combinations or are recognized either in other comprehensive income or directly in equity.

Current taxes are calculated as expected taxes payables or receivables on the taxable income, using the tax rates enacted or substantially enacted by the end of the reporting period, adjusted by taxes payable or receivable in prior years.

Deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities at the end of the reporting period for accounting purposes and their tax bases. Deferred taxes are determined using tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are recognized if the temporary differences arise from the initial recognition of an asset or liability in a transaction other than business combination that affects neither accounting profit nor taxable income at the time of transaction. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized.

Deferred tax liabilities are recognized for all taxable temporary differences except for the temporary differences arising from the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable income at the time of transaction, and the taxable temporary differences arising from the initial recognition of goodwill.

Deferred tax assets and liabilities are presented as non-current assets and non-current liabilities, respectively.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis or to realize the assets and settle the liabilities simultaneously.

4. Critical accounting estimates and judgments

Preparation of TG Group’s consolidated financial statements requires management’s estimates and judgments. These estimates and judgments are based on the best estimates of management in light of historical experience and various factors deemed to be reasonable at the end of the reporting period. Actual results may differ from those estimates and judgments.

The key estimates and judgments that may have the most significant effect on TG Group’s consolidated financial statements are addressed below.

Impairment of non-financial assets

TG Group tests property, plant and equipment, goodwill and intangible assets for impairment in accordance with the accounting policies in Note 3 “Significant accounting policies”. Certain assumptions are made for future cash flows and discount rates in assessing recoverable amounts during the impairment testing. These assumptions are based on the best estimates and judgments made by management. However, it is possible that these assumptions may be affected by changes in uncertain future economic conditions. Where an adjustment is required, such an adjustment may have a material impact on the consolidated financial statements.

Goodwill impairment testing is further detailed in Note 8 “Goodwill”.

Income taxes

TG Group is subject to income taxes primarily in the jurisdictions of Japan. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences may have a material impact on the consolidated financial statements.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which deductible temporary differences, unused tax credits and unused tax loss carryforwards can be utilized, based on reasonable estimate of the timing and amount of future taxable income. The timing when the future taxable income arises and the amount of such income may be affected by changes in uncertain future economic conditions. Where the actual timing and the amount differ from the estimates, such differences may have a material impact on the consolidated financial statements in future periods.

The major components of income tax expense are further detailed in Note 29 “Income taxes”.

Employee benefits

TG Group operates retirement benefit plans including defined benefit plans. The present value of defined benefit obligations and retirement benefit costs are calculated based on actuarial assumptions. These actuarial assumptions require estimates and judgments on a number of variables such as discount rates.

TG Group obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions including these variables. The actuarial assumptions are determined based on the best estimates and judgments made by management; however, there is a possibility that these assumptions may be affected by changes in uncertain future economic conditions, which may have a material impact on the consolidated financial statements.

Post retirement benefits and retirement benefit expenses are further detailed in Note 19 “Employee benefits”.

5. Standards and interpretations that have been issued but not yet adopted by TG Group

The new standards, interpretations and amendments that have been issued as of the date of approval of the consolidated financial statements are as follows. These are not mandatory for the year ended December 31, 2015 or before, and TG Group has not elected to early adopt. TG Group is currently evaluating the potential impact of adopting these standards on the consolidated financial statements.

IFRS		Mandatory adoption (From the year beginning on and after)	To be adopted by TG Group (From the year beginning)	Description of new standards / amendments
IFRS 15	Revenue from Contracts with Customers	January 1, 2018	January 1, 2018	New accounting standard for revenue from contracts with customers
IFRS 16	Leases	January 1, 2019	January 1, 2019	New accounting standard for leases

6. Segment information

Description of reportable segments

TG Group’s reportable segments are components of TG Group for which discrete financial information is available, and such information is regularly reviewed by the board of directors, the chief operating decision maker, in order to determine the allocation of management resources and evaluate the business performance. TG Group is composed of two reportable segments determined by product and service which are “Oil” and “Chemical”.

The details of the major products of each reportable segment are as follows:

Segments	Major products
Oil	Gasoline, naphtha, jet fuel, kerosene, diesel fuel, fuel oils, lubricants oils, LPG
Chemical	Olefins, aromatics, hydrocarbon fluids, petroleum resins, polyethylene

Revenue, profit or loss and other items by reportable segment

TG Group evaluates the performance of its operating segments using operating income (loss) as the principal basis for measurement, which is determined in accordance with the generally accepted accounting principles in Japan (“JGAAP”). Operating income (loss) is a widely used measure in Japan for evaluating the core profitability of a company’s operations, and forms the basis of the internal reporting which is used by the chief operating decision maker to make decisions on resource allocation. It is defined as a segment profit (loss) before non-operating and extraordinary gains or losses (as such terms are defined under JGAAP), taxes and non-controlling interests and is calculated by subtracting segment operating expenses from segment revenue (before the elimination of inter-segment transactions). Therefore, some accounting policies of the segments are different from those of TG Group under IFRS as described in Note 3 “Significant accounting policies” and such differences between JGAAP and IFRS are presented as “Reconciliations” in the tables below.

Inter-segment revenue and transfer are based on prevailing market prices.

Revenue, profit or loss and other items by reportable segment of TG Group are as follows:

(a) Year ended December 31, 2015

	(Millions of Yen)
	Oil	Chemical	Eliminations	Total	GAAP Reconciliations (Note 1)	Consolidated
Revenue
Revenue from external customers	2,287,623	272,360	—	2,559,983	(4,450)	2,555,533
Inter-segment revenue or transfer	1,649,998	49,610	(1,699,608)	—	—	—

Total	3,937,621	321,970	(1,699,608)	2,559,983	(4,450)	2,555,533
Segment profit (loss)	(21,898)	23,915	—	2,017	—	—
Other items
Depreciation and amortization	21,017	3,248	—	24,265	9,142	33,407
Goodwill amortization	17,451	—	—	17,451	(17,451)	—

Notes:	1.	The GAAP reconciliations is to reconcile revenue from external customers to revenue recorded in the consolidated statements of profit or loss and relate to the gas oil delivery taxes which TG Group collected from customers as an agent.
	2.	The following is the reconciliation of total segment profit (loss) to profit before tax in the consolidated statements of profit or loss:

(Millions of Yen)
Segment profit (loss)	2,017

GAAP reconciliations: adjustments and reclassifications
Goodwill amortization	17,451
Depreciation and amortization (for assets other than goodwill)	(9,142)
Retirement benefits	(2,616)
Reversal of provisions for major periodic repair / Capitalization of repair costs	5,706
Interest expenses (net)	(2,327)
Gain on dilution of shares in associate	9,617
Other adjustments and reclassifications	(880)

Total GAAP reconciliations	17,809

Profit before tax in the consolidated statements of profit or loss	19,826

(b) Year ended December 31, 2014

						(Millions of Yen)
	Oil	Chemical	Eliminations	Total	GAAP Reconciliations (Note 1)	Consolidated
Revenue
Revenue from external customers	2,997,417	346,883	—	3,344,300	(3,731)	3,340,569
Inter-segment revenue or transfer	2,317,284	60,961	(2,378,245)	—	—	—

Total	5,314,701	407,844	(2,378,245)	3,344,300	(3,731)	3,340,569
Segment profit (loss)	(85,323)	12,375	—	(72,948)	—	—
Other items
Depreciation and amortization	20,804	3,262	—	24,066	12,639	36,705
Goodwill amortization	17,320	—	—	17,320	(17,320)	—

Notes:	1.	The GAAP reconciliations is to reconcile revenue from external customers to revenue recorded in the consolidated statements of profit or loss and relate to the gas oil delivery taxes which TG Group collected from customers as an agent.
	2.	The following is the reconciliation of total of segment profit (loss) to loss before tax in the consolidated statements of profit or loss:

(Millions of Yen)
Segment profit (loss)	(72,948)

GAAP reconciliations: adjustments and reclassifications
Goodwill amortization	17,320
Depreciation and amortization (for assets other than goodwill)	(12,639)
Retirement benefits	(3,057)
Reversal of provisions for major periodic repair / Capitalization of repair costs	8,760
Interest expenses (net)	(2,755)
Loss on sales and disposal of property, plant and equipment (net)	(1,647)
Other adjustments and reclassifications	383

Total GAAP reconciliations	6,365

Loss before tax in the consolidated statements of profit or loss	(66,583)

Revenue from major products and services

The categories of major products and services correspond to the reportable segment. For the details, see “Revenue, profit or loss and other items by reportable segment”.

Information about geographic areas

Substantially all revenue of TG Group arises from the sales of goods. Revenue from external customers by geographic areas is as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Japan	2,036,321	2,635,283
Other	519,212	705,286

Total	2,555,533	3,340,569

Note: Geographic areas are based on the countries from which the revenue is derived.

Non-current assets of TG Group are primarily located in Japan.

Information about major customers

The external customer from which the revenue exceeds 10% of TG Group’s total revenue is shown below:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Kygnus Sekiyu K.K.	308,526	408,533

7. Business combinations

Acquisition of Mitsui Oil Co., Ltd. by acquiring the issued stocks in the year ended December 31, 2014

(a) Outline of business combination

(i) Overview of the company acquired (As of December 31, 2013)

- Name of company	: Mitsui Oil Co., Ltd.
- Business	: Sales of petroleum products
- Date of establishment	: February 18, 1961
- Paid-in capital	: 3,000 million yen

(ii) Background and objectives of the transaction

TG Group plans to enhance its core businesses by integrating the newly acquired businesses into the existing ones (e.g. expansion and strengthening of the sales network and optimization of the supply system).

(iii) Acquisition Date

February 4, 2014

(iv) Legal form of business combination

Acquisition of share capital in exchange for cash

(v) Acquired entity name after combination

MOC Marketing K.K.

(Mitsui Oil Co., Ltd. renamed as MOC Marketing K.K. (Kabushiki Kaisha) on February 4, 2014, followed by the conversion of its legal form from K.K. to G.K. (Godo Kaisha) on August 1, 2014)

(vi) Percentage of shares acquired through the transaction, the purchase price and percentage of voting rights after the transaction

- Percentage of shares acquired	: 95.5%
- Purchase price	: 26,396 million yen
- Percentage of voting rights after the transaction	: 95.5%

(vii) Reason for designating the Company as acquiring company

The Company intends to own the majority control of the acquired company through the acquisition of 95.5% of the shares thereof.

(b) Fair value of assets, liabilities, non-controlling interests and goodwill as of the date of acquisition

	(Millions of Yen)
Cash paid		26,396	(Note 1)
Fair value of the equity interest in Kyokuto Petroleum Industries, Ltd. the Company previously held		23,600	(Note 2)

Total consideration	a	49,996

Current assets
Cash and cash equivalents		1,143
Trade and other receivables		117,898
Inventories		95,577
Others		36,866
Non-current assets
Property, Plant and equipment		55,793
Others		8,840

Total assets		316,117

Current liabilities
Trade and other payables		128,320
Borrowings		117,033
Others		6,489
Non-current liabilities
Bonds and borrowings		6,442
Deferred tax liabilities		10,532
Others		4,995

Total liabilities		273,811

Net assets	b	42,306

Non-controlling interests	c	842

Goodwill	a-(b-c)	8,532	(Note 3)

Notes:	1.	Acquisition-related costs of 250 million yen are recognized in “Selling, general and administrative expenses” of the Consolidated statements of profit or loss.
	2.	The table above includes the acquisition of Kyokuto Petroleum Industries, Ltd. (“KPI”), which has also become a consolidated subsidiary through this transaction. TG Group previously held 50% of the equity interest in KPI and acquired MOC Marketing G.K. who owned the other 50% of the equity interest in the company. As a result of revaluing the fair value of 50% of the equity interest previously held by the Company at the date of this acquisition, the Company recognized 431 million yen of “Remeasurement of a previously held interest” which is recognized in “Other operating income” of the consolidated statements of profit or loss.
	3.	The future income and cash flow generation in excess of the fair value of the net assets acquired in the purchase of the business operated by MOC Marketing K.K. was recognized as goodwill. The goodwill is not tax-deductible.

(c) Revenue and net income of the acquired company

Revenue and net income of the acquired company after eliminating transactions within the Group post the acquisition date and recognized in the consolidated statements of profit or loss in the year ended December 31, 2014 were 217,103 million yen and 16,998 million yen, respectively.

(d) Revenue and net income of TG Group on the assumption that the combination carried out at the beginning of the year

Revenue and net income (loss) on the assumption that the combination carried out at the beginning of the year were 3,376,209 million yen and (31,387) million yen, respectively.

8. Goodwill

Goodwill consists primarily of future economic benefits. Non-controlling interests are recognized at the proportion of non-controlling interests to the identifiable net assets of the acquired entity.

Changes in the carrying amounts of goodwill are shown below:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
At beginning of the year	321,640	313,108
Additions through business combinations	—	8,532

At end of the year	321,640	321,640

The amount of goodwill incurred before the adoption of IFRS is presented by the carrying amount based on JGAAP.

The impairment tests were performed on January 1, 2014 at the time of first-time adoption, and December 31, 2014 and December 31, 2015 at each year-end. There were no impairment loss recognized and no accumulated impairment losses of goodwill as of December 31, 2015.

Carrying amounts of goodwill by segments are as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Oil	321,640	321,640	313,108
Chemical	—	—	—

Total	321,640	321,640	313,108

Estimated recoverable amount of CGUs to which goodwill is assigned:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Oil	865,358	1,175,166	625,513
Chemical	—	—	—

Total	865,358	1,175,166	625,513

The recoverable amount of goodwill is determined based on a value in use. The value in use is calculated by discounting future cash flows based on the Company’s business plan approved by the management of the Company, the terminal value and the growth rate. These assumptions could be subject to significant adjustments due to factors such as fluctuation of marketing condition or competition with other suppliers.

The business plan covers the forthcoming five years reflecting the future business environment assessed by management and the historical business performance, and developed referring to the external and internal information. Since the business plan is the most important factor for the impairment test of the goodwill, its appropriateness, reasonableness and justifiability and so forth, especially whether or not it is deviated from the past performance of the Company or the most recent market condition is carefully examined and investigated by management; and the business plan does not expect major fluctuations in key assumptions: gross margin and the cost to income ratio which would have significant impact on the business plan. The business plan assumes that negative earnings impact of slowly shrinking domestic demand is offset by the expansion of profitable retail sales channel, and by the increase of export sales of gasoline and distillates against a backdrop of the steady demand increase in the Asia Pacific region.

The business plan assumes stable crude and product prices during the planning periods covered in the plan, and therefore does not include any effects associated with crude oil and product prices fluctuations. This is because any potential price fluctuations may have a positive or negative impact on the earnings temporarily, but such impact will be moderated mainly due to the correlation between the movements of crude oil prices and those of petroleum product prices. Consequently, the Company assumes that crude oil and product price fluctuations do not affect the value in use for the purpose of impairment tests.

The terminal value is estimated on the assumption that the free cash flow for the final year of the business plan is sustained. The cash flows beyond the five years planning period are extrapolated using 0.0% per annum growth rate. The growth rate is determined in light of the condition of the market to which the CGUs belong and the macroeconomic environment.

Weighted average cost of capital of each CGU is used for the discount rate. Since all of the goodwill of the Company is assigned to the oil business as shown in the table above and the oil business forms the most part of the business the Company has engaged in, the Company’s weighted average cost of capital is used for the discount rate to calculate the value in use of the oil business instead of computing the oil business’s weighted average cost of capital separately.

	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Weighted average cost of capital before tax applied to the CGU	5.8%	5.7%	7.1%

Management believes that there is little likelihood of the reasonably possible change in key assumption incurring any significant impairment loss for the CGU since those key assumptions are moderately developed and prudently reviewed. In addition, the estimated recoverable amount for the CGU has substantially exceeded the amount of the goodwill; therefore, the outcome of the impairment tests is not sensitive to reasonably likely change in any of the assumptions underlying the cash flow projections used for the impairment tests or the discount rates in the period presented for the CGUs.

9. Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Cash on hand and demand deposits (with maturities of three months or less)	100,162	35,049	18,656

10. Trade and other receivables

The components of trade and other receivables are as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Accounts receivable - trade	172,651	221,098	277,930
Other	15,030	7,422	6,175
Allowance for doubtful accounts	(282)	(320)	(325)

Total	187,399	228,200	283,780

11. Inventories

The components of inventories are as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Merchandise and finished goods	64,275	101,860	108,040
Semi-finished goods	35,332	70,701	67,359
Raw materials	83,693	167,362	251,701
Supplies	8,200	8,528	6,737

Total	191,500	348,451	433,837

The write-down of inventories for the years ended December 31, 2015 and 2014 are 9,068 million yen and 26,750 million yen, respectively.

The carrying amount of inventories carried at net realizable value as of December 31, 2015 and 2014 are 130,080 million yen and 249,603 million yen, respectively.

12. Property, plant and equipment

Changes in cost and accumulated depreciation and impairment losses of property, plant and equipment are as follows:

	(Millions of Yen)
Cost	Buildings and structures	Tanks	Machinery, equipment and vehicles	Tools, furniture and fixtures	Land	Construction in progress	Total
As of January 1, 2014	281,830	91,860	699,267	21,744	156,667	5,163	1,256,531

Acquisitions	2,395	2,118	10,164	900	660	17,913	34,150
Additions through business combinations	8,505	2,247	10,632	320	31,797	2,292	55,793
Disposals	(13,599)	(229)	(8,849)	(1,166)	(2,108)	(37)	(25,988)
Transfer from construction in progress	3,618	1,762	9,405	765	—	(15,550)	—
Other	(27)	—	160	(9)	(62)	—	62

As of December 31, 2014	282,722	97,758	720,779	22,554	186,954	9,781	1,320,548

Acquisitions	1,019	1,655	7,380	544	246	32,227	43,071
Additions through business combinations	—	—	—	—	—	—	—
Disposals	(9,625)	(110)	(7,180)	(1,202)	(1,623)	(39)	(19,779)
Transfer from construction in progress	5,420	1,881	9,793	626	—	(17,720)	—
Other	(8)	—	519	—	10	—	521

As of December 31, 2015	279,528	101,184	731,291	22,522	185,587	24,249	1,344,361

	(Millions of Yen)
Accumulated depreciation and impairment losses	Buildings and structures	Tanks	Machinery, equipment and vehicles	Tools, furniture and fixtures	Land	Construction in progress	Total
As of January 1, 2014	(212,981)	(77,669)	(635,235)	(18,390)	(6,945)	—	(951,220)

Depreciation	(7,044)	(2,908)	(22,387)	(1,258)	—	—	(33,597)
Impairment losses	—	—	—	—	(192)	—	(192)
Disposals	12,903	221	8,124	1,095	—	—	22,343
Other	—	—	—	—	—	—	—

As of December 31, 2014	(207,122)	(80,356)	(649,498)	(18,553)	(7,137)	—	(962,666)

Depreciation	(6,163)	(2,888)	(19,661)	(1,386)	—	—	(30,098)
Impairment losses	—	—	—	—	(92)	—	(92)
Disposals	8,705	108	6,842	1,118	—	—	16,773
Other	—	—	—	—	—	—	—

As of December 31, 2015	(204,580)	(83,136)	(662,317)	(18,821)	(7,229)	—	(976,083)

	(Millions of Yen)
Carrying amount	Buildings and structures	Tanks	Machinery, equipment and vehicles	Tools, furniture and fixtures	Land	Construction in progress	Total
As of January 1, 2014	68,849	14,191	64,032	3,354	149,722	5,163	305,311
As of December 31, 2014	75,600	17,402	71,281	4,001	179,817	9,781	357,882
As of December 31, 2015	74,948	18,048	68,974	3,701	178,358	24,249	368,278

13. Intangible assets

Changes in cost and accumulated amortization and impairment losses of intangible assets are as follows. Information on goodwill is described in Note 8 “Goodwill”.

Amortization of intangible assets is included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss.

	(Millions of Yen)
Cost	Software	Right of utilization and others	Total
As of January 1, 2014	18,324	23,157	41,481

Acquisitions	828	604	1,432
Additions through business combinations	420	2,068	2,488
Disposals	(592)	(53)	(645)
Other	679	(663)	16

As of December 31, 2014	19,659	25,113	44,772

Acquisitions	2,198	337	2,535
Disposals	(2,075)	(893)	(2,968)
Other	345	458	803

As of December 31, 2015	20,127	25,015	45,142

	(Millions of Yen)
Accumulated amortization and impairment losses	Software	Right of utilization and others	Total
As of January 1, 2014	(12,165)	(15,456)	(27,621)

Amortization	(1,851)	(1,257)	(3,108)
Disposals	523	34	557
Other	—	7	7

As of December 31, 2014	(13,493)	(16,672)	(30,165)

Amortization	(1,945)	(1,364)	(3,309)
Disposals	1,886	539	2,425
Other	—	—	—

As of December 31, 2015	(13,552)	(17,497)	(31,049)

	(Millions of Yen)
Carrying amount	Software	Right of utilization and others	Total
As of January 1, 2014	6,159	7,701	13,860
As of December 31, 2014	6,166	8,441	14,607
As of December 31, 2015	6,575	7,518	14,093

14. Leases

TG Group leases property, plant and equipment classified as finance leases. The carrying amounts of lease assets where TG Group is a lessee under finance leases are as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Buildings and structures	110	115	120
Machinery, equipment and vehicles	75	98	144
Tools, furniture and fixtures	45	62	28
Software	—	—	80

Total	230	275	372

The components of total minimum lease payments are as follows:

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Total minimum lease payments	124	195	315

Within one year	46	71	165
After one year but not more than five years	78	123	146
More than five years	—	1	4

Less: amount representing interest charge	3	10	16

Present value of finance lease obligations	121	185	299

The analysis of present value of total minimum lease payments is as follows:

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Within one year	44	64	158
After one year but not more than five years	77	120	137
More than five years	—	1	4

Total	121	185	299

15. Impairment of non-financial assets

The smallest CGU for TG Group is a service station site or a refinery site. The recoverable amounts of operating assets are measured mainly based on their value-in-use; the recoverable amounts of idle assets or assets to be divested are measured mainly based on their fair values less costs of disposal.

Impairment loss for certain assets were recognized in the years ended December 31, 2015 and 2014, which is included in “Other operating expenses” in the consolidated statements of profit or loss.

The components of impairment losses by reportable segment are as follows:

				(Millions of Yen)
Segment	Use	Category	Year ended December 31, 2015	Year ended December 31, 2014
Oil	Service stations	Land	(92)	(192)

Total impairment losses			(92)	(192)

Note:	Impairment losses recognized in the years ended December 31, 2015 and 2014 are related to the idle lands for former service stations use. The recoverable amounts were estimated based on the posted land prices and other price indexes.

The result of the impairment test of the goodwill is further detailed in Note 8 “Goodwill”.

16. Trade and other payables

The components of trade and other payables are as follows:

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Notes and accounts payable- trade	129,682	174,553	321,263
Gasoline tax payables	244,908	248,474	193,193
Accounts payable-other	47,919	49,661	31,824
Consumption tax payable	1,408	19,490	10,856

Total	423,917	492,178	557,136

17. Bonds and borrowings

The components of bonds are as follows:

							(Millions of Yen)
Company name	Bond name	Date of issue	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)	Interest rate (%)	Collateral	Maturity
TonenGeneral Sekiyu K.K.	First, unsecured	December 5, 2012	9,981	9,971	9,961	0.535	None	December 5, 2017
TonenGeneral Sekiyu K.K.	Second, unsecured	December 5, 2012	9,972	9,965	9,958	0.850	None	December 5, 2019
TonenGeneral Sekiyu K.K.	Third, unsecured	December 5, 2012	9,965	9,960	9,956	1.222	None	December 5, 2022
TonenGeneral Sekiyu K.K.	Fourth, unsecured	June 25, 2013	9,968	9,962	9,954	0.999	None	June 25, 2020
TonenGeneral Sekiyu K.K.	Fifth, unsecured	March 20, 2014	19,949	19,933	—	0.429	None	March 20, 2019
TonenGeneral Sekiyu K.K.	Sixth, unsecured	March 20, 2014	14,940	14,929	—	0.713	None	March 20, 2021
TonenGeneral Sekiyu K.K.	Seventh, unsecured	October 23, 2014	9,952	9,946	—	0.925	None	October 23, 2024

Total			84,727	84,666	39,829

The components of borrowings are as follows:

	As of December 31, 2015		As of December 31, 2014		Date of transition to IFRS (January 1, 2014)		Maturity
	Millions of Yen	Average interest rate (%)	Millions of Yen	Average interest rate (%)	Millions of Yen	Average interest rate (%)
Current liabilities
Commercial papers	—	—	15,000	0.1	30,000	0.09	—
Short-term borrowings	116,909	0.12	148,269	0.12	122,587	0.20	—
Current portion of long-term borrowings	1,271	0.74	5,078	1.05	542	0.77	—

Total	118,180		168,347		153,129

Non-current liabilities
long-term borrowings	130,674	0.81	131,902	0.81	135,541	0.78	2017 - 2025

Total	130,674		131,902		135,541

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
The loan facility of the commitment line agreements	130,000	130,000	130,000

Assets pledged as collateral and secured debts are as follows:

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Assets pledged as collateral
Buildings and structures	3,246	7,294	3,223
Tanks	2,091	1,962	1,288
Machinery, equipment and vehicles	4,759	5,317	5,199
Tools, furniture and fixtures	—	53	—
Land	12,203	17,291	12,203

Total	22,299	31,917	21,913

Secured debt
Gasoline taxed payable	77,140	50,843	50,734

Total	77,140	50,843	50,734

18. Provisions

Changes in provisions are as follows:

		(Millions of Yen)
	Asset retirement obligations	Total provisions
As of January 1, 2014	2,701	2,701

Additional provision	93	93
Acquired through business combinations	351	351
Adjustments due to the passage of time	49	49
Amounts used during the year	(69)	(69)

As of December 31, 2014	3,125	3,125

Additional provision	469	469
Adjustments due to the passage of time	46	46
Amounts used during the year	(81)	(81)

As of December 31, 2015	3,559	3,559

The breakdown of provisions for each of current liabilities and non-current liabilities is as follows:

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Current liabilities	348	353	302
Non-current liabilities	3,211	2,772	2,399

Total	3,559	3,125	2,701

Asset retirement obligations principally relate to the obligation to restore real estate under lease agreements of land used for service stations. These costs are mainly expected to be paid after one year or more, although they may be affected by future business plans.

Period up to payment is estimated as in a range of 1 to 47 years for the land for service stations. Discount rates in calculating asset retirement obligations are an approximate 2%.

19. Employee benefits

Post retirement benefits

(a) Outline of retirement benefit plans

TG and its consolidated subsidiaries mainly employ a defined benefit corporate pension plan, a company pension plan and a lump-sum retirement benefit plan as defined benefit plans.

One consolidated subsidiary used to be enrolled in an employees’ pension scheme in a multi-employer plan, from which the company has already withdrawn in the year ended December 31, 2015. As it was difficult to reasonably determine the amount of plan assets attributable to its own contribution, the expense based on the amounts of required contribution for each period is recognized as net pension expenses.

(b) Defined benefit plans

TG Group has defined benefit pension plans, which defines the amount of benefit that an employee will receive based on years of service, compensation at the time of severance, and other factors.

(i) Risks related to defined benefit plans

TG Group is exposed to various risks related to defined benefit plans. Major risks are as follows. TG Group is not exposed to any significant concentration risks related to plan assets:

•	Plan asset volatility: Investments in equity instruments are exposed to market price fluctuation risk.

•	Change in interest rate on bonds: Decrease in bond market yields will increase net defined benefit liability.

(ii) Amounts recognized in the consolidated statement of financial position

The present value of defined benefit obligations, fair value of plan assets and amounts recognized in the consolidated statements of financial position are as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Present value of funded obligations	286,835	297,673	275,047
Fair value of plan assets	(167,489)	(171,219)	(150,567)

Deficit of funded plans	119,346	126,454	124,480
Present value of unfunded obligations	23,152	24,711	24,168

Total deficit of defined benefit pension plans	142,498	151,165	148,648

Effect from limit on defined benefit asset	1,184	2,038	2,493

Total	143,682	153,203	151,141

Liabilities	143,682	153,825	151,319
Less: Assets	—	(622)	(178)

Net of liabilities and assets recognized in the consolidated statements of financial position	143,682	153,203	151,141

(iii) Reconciliation of present value of defined benefit obligations and fair value of plan assets

A reconciliation of the present value of defined benefit obligations and the fair value of plan assets is as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Change in the present value of defined benefit obligations:
At beginning of the year	322,384	299,215

Current service cost	2,684	2,217
Interest cost	3,528	4,664
Remeasurements
Gain from change in demographic assumptions	(4,739)	(44)
Loss from change in financial assumptions	353	19,408
Experience losses	1,993	2,248
Benefit payments from plan assets	(14,779)	(13,500)
Benefit payments from companies	(1,437)	(1,457)
Effect of business combination (acquisition)	—	9,633
Other	—	—

At end of the year	309,987	322,384

Change in the fair value of plan assets:
At beginning of the year	171,219	150,567

Interest income	1,816	2,327
Remeasurements	145	14,077
Employer contributions	9,088	10,957
Benefit payments	(14,779)	(13,500)
Effect of business combination (acquisition)	—	6,791

At end of the year	167,489	171,219

Effect from limit on defined benefit asset:
At beginning of the year	2,038	2,493
Interest cost	22	40
Remeasurements
Effect from limit on defined benefit asset	(876)	(495)

At end of the year	1,184	2,038

Net of liabilities and assets recognized in the consolidated statements of financial position	143,682	153,203

(iv) Plan assets

The objective of the Company’s investment is to secure sufficient assets for future payments of pension benefits and severance indemnities. The basic strategy is to diversify investment in various asset classes which have different risks and return characteristics, considering the correlation among each asset class, to maintain stable return while managing the risk over the long term. The Company avoids investment decisions based on one individual’s view which is regarded as speculation. The investment in each asset class is periodically adjusted to the target allocation ratio as the market value in each asset class changes.

The components of plan assets are as follows:

As of December 31, 2015

		(Millions of Yen)
	Quoted prices in active markets	Without quoted prices in an active market	Total
Equity investments (domestic)	—	10,220	10,220
Equity investments (foreign)	—	23,061	23,061
Bonds (domestic)	—	—	—
Bonds (foreign)	—	48,569	48,569
General account assets (life insurance company)	—	—	—
Cash and deposits	61,030	—	61,030
Investment in real estate and infrastructure	—	24,609	24,609

Total	61,030	106,459	167,489

As of December 31, 2014

		(Millions of Yen)
	Quoted prices in active markets	Without quoted prices in an active market	Total
Equity investments (domestic)	—	23,578	23,578
Equity investments (foreign)	—	57,191	57,191
Bonds (domestic)	—	42,989	42,989
Bonds (foreign)	—	30,028	30,028
General account assets (life insurance company)	—	(2)	(2)
Cash and deposits	5,496	—	5,496
Investment in real estate and infrastructure	—	11,939	11,939

Total	5,496	165,723	171,219

As of the date of transition to IFRS (January 1, 2014)

		(Millions of Yen)
	Quoted prices in active markets	Without quoted prices in an active market	Total
Equity investments (domestic)	—	22,895	22,895
Equity investment (foreign)	—	56,656	56,656
Bonds (domestic)	—	39,902	39,902
Bonds (foreign)	—	26,972	26,972
General account assets (life insurance company)	—	—	—
Cash and deposits	4,142	—	4,142

Total	4,142	146,425	150,567

Fair value of plan assets invested in commingled funds is included in “Without quoted prices in an active market”.

(v) Actuarial assumptions

Major assumptions used for actuarial valuation are as follows:

	As of December 31, 2015		As of December 31, 2014		Date of transition to IFRS (January 1, 2014)
Discount rate	1.1%		1.1%		1.5%
Salary growth rate	3.4%		3.3%		3.1%
Average life expectancy at retirement	25.7	years	26.2	years	26.1	years

(vi) Sensitivity analysis

Changes in actuarial assumptions have the following effects on defined benefit obligations:

	Change	As of December 31, 2015	As of December 31, 2014
Discount rate	0.1% increase	Decrease of 4,098 million yen	Decrease of 4,320 million yen
	0.1% decrease	Increase of 4,192 million yen	Increase of 4,410 million yen
Salary growth rate	0.5% increase	Increase of 2,879 million yen	Increase of 2,851 million yen
	0.5% decrease	Decrease of 2,666 million yen	Decrease of 2,658 million yen
Life expectancy	1 year increase	Increase of 9,081 million yen	Increase of 9,013 million yen
	1 year decrease	Decrease of 9,098 million yen	Decrease of 9,094 million yen

The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, changes in some of other assumptions may affect sensitivity analysis.

(vii) Information on future cash flows

The expected contribution to defined benefit plans is estimated at 9,361 million yen in the annual period following the year ended December 31, 2015.

The weighted average duration of defined benefit obligations is 15 years for the years ended December 31, 2015 and 2014.

(c) Multi-employer plans

A consolidated subsidiary had been enrolled in an employees’ pension scheme in a multi-employer defined benefit pension plan until the withdrawal from the plan in July 2015.

Events occurring at participating companies influence the allocation of plan assets and expenses to other participating companies, and consequently, there was no consistent basis for that allocation. Accordingly, because it was not possible to obtain sufficient information to account for this plan as a defined benefit plan, it was accounted for in the same way as the defined contribution plan. The required contributions to the employees’ pension scheme in the years ended December 31, 2015 and 2014 were 8 million yen and 13 million yen, respectively.

(i) Funded status of entire multi-employer plans

Funded status of entire multi-employer plans is based on the latest available information as follows:

	As of March 31, 2015	As of March 31, 2014
Mitsui Group Employees Pension Fund
The plan assets	57,644 million yen	53,958 million yen
Total of actuarial liabilities for pension financing and minimum actuarial reserve	56,367 million yen	53,611 million yen

Net amount	1,277 million yen	347 million yen

As a percentage of total payroll of TG Group	1.3%	1.5%

(ii) Responsibility of the Company related to multi-employer plans

TG Group will not be liable for any additional contributions to the multi-employer plan since TG Group withdrew from the multi-employer plan in July 2015.

Retirement benefit expenses

Total retirement benefit expenses for the years ended December 31, 2015 and 2014 were 4,418 million yen and 4,593 million yen, respectively. The retirement benefit expenses are included in cost of sales and selling, general and administrative expenses in its consolidated statements of profit or loss.

20. Deferred tax

Changes in deferred tax assets and liabilities

The components of changes in deferred tax assets and liabilities are analyzed as follows:

(a) Year ended December 31, 2015

					(Millions of Yen)
	At beginning of the year	The amount recognized in profit or loss	The amount recognized in other comprehensive income	Business combination	Directly to equity	At end of the year
Deferred tax assets
Tax loss carry forward	98,912	(15,041)			(13,609)	70,262
Net defined benefit liabilities	54,564	(5,161)	(2,753)			46,650
Valuation difference on land	7,320	(122)				7,198
Capitalized maintenance costs	828	745				1,573
Accumulated impairment loss	1,957	(354)				1,603
Non-refundable deposits	2,331	(197)				2,134
Unrealized gains and losses	1,414	79				1,493
Asset retirement obligations	871	202				1,073
Accrued vacation payable	495	(40)				455
Interest rate swaps	550	(18)				532
Others	6,098	(1,073)				5,025

Subtotal	175,340	(20,980)	(2,753)	—	(13,609)	137,998

					(Millions of Yen)
	At beginning of the year	The amount recognized in profit or loss	The amount recognized in other comprehensive income	Business combination	Directly to equity	At end of the year
Deferred tax liabilities
Deferred taxation on the gain from inventory valuation method change	(32,286)	12,550				(19,736)
Valuation difference on land	(26,148)	2,621				(23,527)
Reserve for property replacement	(15,089)	8,762				(6,327)
Depreciation and amortization	(20,575)	2,162				(18,413)
Valuation difference on securities	(78,830)	7,428	(255)			(71,657)
Other	(4,179)	(536)	356			(4,359)

Subtotal	(177,107)	32,987	101	—	—	(144,019)

Net amount	(1,767)	12,007	(2,652)		(13,609)	(6,021)

(b) Year ended December 31, 2014

						(Millions of Yen)
	At beginning of the year	The amount recognized in profit or loss	The amount recognized in other comprehensive income	Business combination	Directly to equity	At end of the year
Deferred tax assets
Tax loss carry forward	8,272	82,447			8,193	98,912
Net defined benefit liabilities	54,782	(3,522)	2,285	1,019		54,564
Valuation difference on land	7,198	122				7,320
Capitalized maintenance costs	746	(456)		538		828
Accumulated impairment loss	2,888	(931)				1,957
Non-refundable deposits	2,290	41				2,331
Unrealized gains and losses		1,414				1,414
Asset retirement obligations	779	92				871
Accrued vacation payable	440	(38)		93		495
Interest rate swaps	138	412				550
Others	6,698	(2,060)		1,460		6,098

Subtotal	84,231	77,521	2,285	3,110	8,193	175,340

Deferred tax liabilities
Deferred taxation on the gain from inventory valuation method change	(40,843)	11,959		(3,402)		(32,286)
Valuation difference on land	(21,649)	1,887		(6,386)		(26,148)
Reserve for property replacement	(15,087)	1,026		(1,028)		(15,089)
Depreciation and amortization	(20,326)	1,312		(1,561)		(20,575)
Valuation difference on securities	(25,831)	(53,158)	159			(78,830)
Other	(3,330)	197	219	(1,265)		(4,179)

Subtotal	(127,066)	(36,777)	378	(13,642)	—	(177,107)

Net amount	(42,835)	40,744	2,663	(10,532)	8,193	(1,767)

Note:	Net deferred tax liabilities for the years ended December 31, 2015 and 2014 are included in the following items on the consolidated balance sheet, respectively.

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Non-current assets – Deferred tax assets	83,933	105,595	26,622
Non-current liabilities – Deferred tax liabilities	(89,954)	(107,362)	(69,457)

Net amount	(6,021)	(1,767)	(42,835)

Note: Income tax expense is described in Note 29 “Income taxes”.

Deductible temporary differences and net operating loss carryforwards for which no deferred tax assets are recognized

Following table shows the amount of deductible temporary differences and net operating loss carryforwards for which no deferred tax assets are recognized.

		(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Deductible temporary differences	12,754	84,137	75,058
Net operating loss carryforwards	96,131	12,958	33,126

Total	108,885	97,095	108,184

Net operating loss carryforwards for which no deferred tax assets are recognized will expire as follows:

		(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Year ending December 31, 2017	—	135	135
2018	2,994	3,119	3,119
2020	585	585	585
2021	41,190	2,775	25,996
2022	3,292	3,270	3,291
2023	13,473	3,074	—
2024	34,597	—	—

Total	96,131	12,958	33,126

Amendment to amount of deferred tax assets and liabilities due to change in corporate income tax rate in Japan

The “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 9 of 2015) and the “Act on Partial Amendment of the Local Tax Act, etc.” (Act No. 2 of 2015) have been promulgated on March 31, 2015. With this amendment, the corporate income tax rates, etc. are to be reduced effective from the fiscal year beginning on or after April 1, 2015. In conjunction with this, the statutory effective tax rate used to calculate deferred tax assets and deferred tax liabilities is changed from the previous rate of 35.6%. The rate is 33.1% for temporary differences expected to be realized in the fiscal year beginning on January 1, 2016, and 32.3% for temporary differences expected to be realized in the fiscal year beginning on or after January 1, 2017.

Moreover, the system of deduction for losses carried forward has been revised. The limit of deduction from taxable income applicable to losses carried forward is amount equivalent to 65% of the income before loss carried forward effective from the fiscal year beginning on or after April 1, 2015, and 50% effective from the fiscal year beginning on or after April 1, 2017.

As a result, net deferred tax amount recognized in profit or loss was a loss of 8,397 million yen in 2015.

The “Act for Partial Revision of the Income Tax Act, etc.” (Act No. 10 of 2014) was promulgated on March 31, 2014. With this revision, the special corporation tax for reconstruction will no longer be levied from the fiscal period beginning on or after April 1, 2014. In conjunction with this, for temporary differences expected to be reversed in the fiscal period beginning on January 1, 2015, the statutory effective tax rate used to calculate deferred tax assets and deferred tax liabilities was changed from the previous rate of 38.0% to 35.6%.

As a result, net deferred tax amount recognized in profit or loss was a loss of 5,692 million yen in 2014.

21. Financial instruments

Capital management

TG Group seeks to develop and maintain an optimal capital structure in order to achieve mid-to-long term group strategies and maximize corporate value. The index which TG Group focuses on for capital management purposes is net debt equity ratio (net D/E ratio).

•	This index is reported to and monitored by management periodically.

•	Net D/E ratio = (interest-bearing debts – cash and cash equivalents – time deposits) / equity

TG Group is not subject to particular significant capital requirements (other than general rules such as Companies Act).

Financial risk management

TG Group is exposed to various risks including credit risk, liquidity risk and market risk (foreign exchange risk, interest rate risk, commodity price fluctuation risk and stock price fluctuation risk). TG Group uses derivative financial instruments including foreign exchange forward contracts, interest rate swaps and commodity forwards to hedge certain market risk exposures. TG Group executes and manages derivative transactions in accordance with the Group’s guidelines regarding derivatives and foreign currency exchange, and the internal rules for authorization and transaction limits which have been approved by the Company’s Board of Directors. TG Group establishes the policies that derivative transactions are not entered into for speculative purposes.

TG Group prepares and updates financing plans as appropriate and procures funding required if any from among a broad range of sources available in the financial market in order to manage liquidity risks.

(a) Credit risk

TG Group is exposed to credit risk, which is the risk of loss arising from the failure of counterparties to meet their obligations related to the financial assets held by TG Group. To mitigate such risk, TG Group manages the credit risk based on the Company’s guidelines related to credit management. It regularly appraises the financial position of counterparties and sets an appropriate maximum exposure limit for each counterparty. In addition, TG Group scrutinizes any significant increase in credit risk with reference to past due information or repayment ability of debtors.

Derivative transactions to mitigate fluctuation risk of commodity prices or foreign exchange rates are generally entered into with highly creditworthy financial institutions. As such, the impact on credit risk is limited.

The receivables held by TG Group are due from various counterparties across a broad range of industries and regions. Accordingly, TG Group does not have significant concentration of credit risk related to particular counterparties or excessive concentration of credit risk which requires special attention.

Guarantees and the carrying amount of financial assets less impairment in the consolidated financial statements represent the maximum credit risk exposure of the Company’s financial assets, which do not take account of the value of collateral held.

(i) Changes in allowance for doubtful accounts

TG Group categorizes other receivables into delinquent receivables according to the credit management policy. Delinquent receivables are financial assets whose credit risks has significantly increased since the initial recognition based on such factors as an external credit rating downgrade or overdue status, or financial assets that are determined to be impaired because of a significant deterioration in the financial condition of the debtor.

The loss allowance for delinquent receivables is measured at an amount equal to the expected credit loss for the entire expected remaining life. Changes in the allowance for doubtful accounts are as follows:

		(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
At beginning of the year	320	325

Recognition	—	—
Reduction arising from intended utilization	28	4
Reduction arising from reversal	10	1

At end of the year	282	320

As of December 31, 2015, 2014, and the date of transition to IFRS (January 1, 2014), the financial assets individually evaluated as impaired were not significant.

(ii) Gross financial assets by credit quality

As of December 31, 2015 and 2014, and the date of transition to IFRS (January 1, 2014), the gross carrying amounts of trade and other receivables by aging of trade receivables and the gross carrying amounts of other receivables by internal management classification are as follows:

Trade and other receivables

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
30 days or less past due (including before due)	187,042	227,840	283,383
Over 30 days through 90 days past due	1	—	2
Over 90 days through 180 days past due	—	—	4
Over 180 days through one year past due	—	—	—
Over one year past due	356	360	391

Total	187,399	228,200	283,780

(b) Liquidity risk

TG Group raises funds necessary for its operation and capital investment through borrowing from financial institutions and issuing bonds or commercial paper, and accordingly is exposed to liquidity risk which is the risk of failure to meet these obligations. TG Group borrows from financial institutions and issues bonds or commercial paper, if necessary, to secure minimum funds to operate businesses, as well as has commitment line to be prepared for emergency situations such as unexpected funding needs and significant decrease in market liquidity.

Further, TG Group manages liquidity risk through developing and updating financial plans as appropriate, and procuring funding required if any from among a broad range of sources available in the financial markets.

The amounts in the contract of TG Group’s non-derivative financial liabilities and derivative liabilities by remaining maturity are as follows:

(i) As of December 31, 2015

		(Millions of Yen)
	Due in one year or less	Due after one year through five years	Due after five years
Non-derivative financial liabilities
Trade and other payables	423,917	—	—
Bonds and borrowings	118,180	102,015	114,012
Other financial liabilities	23,619	—	—

Total	565,716	102,015	114,012

Derivative liabilities
Foreign exchange derivatives
(inflow)	(34,257)
outflow	34,626	—	—

	369	—	—
Interest rate swaps	—	206	1,760
Commodity derivatives	87	—	—

Total	456	206	1,760

(ii) As of December 31, 2014

		(Millions of Yen)
	Due in one year or less	Due after one year through five years	Due after five years
Non-derivative financial liabilities
Trade and other payables	492,178	—	—
Bonds and borrowings	168,347	73,287	144,012
Other financial liabilities	16,574	—	—

Total	677,099	73,287	144,012

Derivative liabilities
Foreign exchange derivatives
(inflow)	(5,480)	—	—
outflow	5,693	—	—

	213	—	—
Interest rate swaps	—	247	1,967
Commodity derivatives	—	—	—

Total	213	247	1,967

(iii) As of the date of transition to IFRS (January 1, 2014)

		(Millions of Yen)
	Due in one year or less	Due after one year through five years	Due after five years
Non-derivative financial liabilities
Trade and other payables	557,136	—	—
Bonds and borrowings	153,129	96,197	80,000
Other financial liabilities	18,660	—	—

Total	728,925	96,197	80,000

Derivative liabilities
Foreign exchange derivatives
(inflow)	—	—	—
outflow	—	—	—

	—	—	—
Interest rate swaps	—	—	908
Commodity derivatives	—	—	—

Total	—	—	908

(c) Market risk

(i) Foreign exchange risk

TG Group is exposed to foreign exchange risk related to foreign currency denominated receivables and payables arising from foreign currency transactions such as the purchase of certain raw materials and sale of certain products in foreign currency. TG Group’s foreign exchange risk arises mainly from exchange fluctuation of the U.S. dollar. TG Group uses foreign exchange forward contracts and other instruments to hedge foreign exchange risk related to forecasted transactions or foreign currency denominated receivables and payables, taking account of the effect of future offset.

Following table shows net foreign exchange risk exposure of TG Group:

	(Thousands of U.S. dollar)
	As of December 31, 2015	As of December 31, 2014
Foreign currency denominated monetary asset	185,369	301,943

Foreign exchange sensitivity analysis

Following table shows the sensitivity of TG Group to net foreign exchange risk exposure:

		(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Profit before tax	(221)	(360)

The analysis is conducted for foreign currency denominated financial instruments held at end of the year, and shows the hypothetical impact on profit before tax in the consolidated statements of profit or loss, assuming 1% appreciation in yen value while holding all other assumptions constant.

(ii) Interest rate risk

In the ordinary course of business, TG Group pays interests on funds rose for operation and capital investment purposes, and is accordingly exposed to cash flow interest rate risk arising from market interest rate fluctuation related to variable interest borrowings. For the variable interest long-term borrowings for capital investment purposes, TG Group enters into floating-to-fixed interest rate swaps with financial institutions in order to prevent excessive increase in interest expense due to rising interest rates. TG Group hedges interest rate risk through converting long-term borrowings from floating rates to fixed rates to ensure stable future cash flow.

Interest rate sensitivity analysis

Following table shows the sensitivity of TG Group to interest rate risk exposure:

		(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Profit before tax	(486)	(486)

The analysis is conducted for variable-interest-bearing debts with no floating-to-fixed interest rate swaps, and shows the hypothetical impact on profit before tax in the consolidated statements of profit or loss, assuming a 1% increase in interest rate while holding all other assumptions constant.

(iii) Commodity price risk

In the ordinary course of business, TG Group sells petroleum and other products and purchases crude oil and other raw materials, and is accordingly exposed to commodity price fluctuation risk arising from fluctuation of sales and purchase prices. TG Group utilizes crude oil related derivative arrangements to adjust pricing basis between regional crude markets for the purpose of hedging risk of crude price fluctuations. If commodity price fluctuate across the board at year end, the hypothetical impact on profit or loss before taxes in the consolidated statements of profit or loss would be immaterial.

(iv) Stock price risk

TG Group mainly holds equity investments to its business partners in order to facilitate business operations, and is accordingly exposed to stock price fluctuation risk. TG Group regularly analyzes market price of those investments and the financial position of the business partners, and continuously reviews ownership status considering relationships with the business partners. If quoted price of equity instrument (stock) / in active markets drop 10% across the board at the year end, the hypothetical impact (before tax) on “change in fair value of financial assets measured at fair value through other comprehensive income” in the consolidated statements of other comprehensive income for December 31, 2015 and 2014 would be 607 million yen and 546 million yen, respectively.

Classification of financial instruments

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	100,162	35,049	18,656
Trade and other receivables	187,399	228,200	283,780
Other financial assets	604	690	17,860
Financial assets measured at FVOCI
Other financial assets (security investment)	15,469	11,304	6,402
Financial assets measured at FVPL
Other financial assets (derivatives)	76	884	2,023

Total	303,710	276,127	328,721

Financial liabilities
Financial liabilities measured at amortized cost
Trade and other payables	423,917	492,178	557,136
Bonds and borrowings	333,581	384,915	328,499
Other financial liabilities	23,619	16,574	18,660
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	2,103	1,755	386

Total	783,220	895,422	904,681

(a) Financial assets measured at FVOCI

TG Group designates the equity investments held with a view to broaden the revenue base through maintaining and enforcing relationships with business partners, as financial assets measured at FVOCI.

The fair values of major equity investments are as follows:

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Mitsuuroko Group Holdings Co., Ltd.	2,329	2,161	1,130
San-Ai Sekiyu CO., LTD.	1,016	830	508
AIR WATER INC.	1,013	992	—
ANA HOLDINGS INC.	700	599	—
Autobacs Seven CO., LTD.	694	537	514
SANRIN CO., LTD.	304	315	302

The amounts of dividend income from financial assets measured at FVOCI held at December 31, 2015 and 2014 that were recognized during the years ended December 31, 2015 and 2014 were 290 million yen and 218 million yen, respectively.

The financial assets measured at FVOCI which were disposed during the years ended December 31, 2015 and 2014 and their cumulative pre-tax gains (losses) are as follows:

					(Millions of Yen)
Year ended December 31, 2015			Year ended December 31, 2014
Fair value as of the date of sale	Cumulative gains (losses)	Dividend income	Fair value as of the date of sale	Cumulative gains (losses)	Dividend income

687	(33)	3	65	47	0

These assets were sold as a result of business relationships review. Cumulative gains (losses), net of tax, transferred from other components of equity to retained earnings during the years ended December 31, 2015 and 2014 are (20) million yen and 29 million yen, respectively.

Fair value of financial instruments

(a) Carrying amounts and fair value of financial instruments measured at amortized cost

					(Millions of Yen)
	As of December 31, 2015		As of December 31, 2014		Date of transition to IFRS (January 1, 2014)
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortized cost
Bonds and borrowings	333,581	337,728	384,915	391,077	328,499	330,045

Financial instruments whose carrying amounts are reasonably similar to fair values are not included in the table above.

Financial instruments that are measured at fair value on a recurring basis are also excluded because their fair values are the same as the carrying amounts.

Fair value is determined as follows:

(i) Cash and cash equivalents, trade and other receivables, trade and other payables, other financial assets and liabilities

Fair value of these instruments approximates their carrying amount due to their short-term maturities, and these are classified as Level 1.

(ii) Bonds and borrowings

Fair value of bonds and borrowings is determined by discounting future cash flow to their present value using the rate that would be applied to TG Group’s current borrowings of similar nature. These are classified as Level 2 because the inputs are observable.

(b) Financial assets and financial liabilities measured at fair value

TG Group categorizes fair value hierarchy into the following three levels, according to the type of observable inputs used in fair value measurement:

•	Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices included within level 1 that are observable either directly or indirectly

•	Level 3: Unobservable inputs

The following tables represent the assets and liabilities of TG Group that are measured at fair value on a recurring basis:

(i) As of December 31, 2015

			(Millions of Yen)
	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets measured at FVOCI
Other financial assets (equity investments)	6,069	—	9,400	15,469
Financial assets measured at FVPL
Other financial assets (derivatives)	—	76	—	76
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	—	2,103	—	2,103

(ii) As of December 31, 2014

			(Millions of Yen)
	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets measured at FVOCI
Other financial assets (equity investments)	5,463	—	5,841	11,304
Financial assets measured at FVPL
Other financial assets (derivatives)	—	884	—	884
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	—	1,755	—	1,755

(iii) As of the date of transition to IFRS (January 1, 2014)

			(Millions of Yen)
	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets measured at FVOCI
Other financial assets (equity investments)	2,485	—	3,917	6,402
Financial assets measured at FVPL
Other financial assets (derivatives)	—	2,023	—	2,023
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	—	386	—	386
TG Group recognizes transfers among fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

During the reporting period, there were no transfers between level 1 and level 2.

Fair value is determined as follows:

Other financial assets (derivatives) and other financial liabilities (derivatives)

Within derivatives, fair value of foreign exchange forward contracts is determined based on forward exchange quotation at end of the year. Fair value of interest rate swaps is determined by discounting future cash flows to their present value using the remaining period to maturity and the rate at end of the year. Fair value of commodity derivatives is determined based on publicly available indexes. All of these derivatives are classified as Level 2.

Other financial assets (equity investment)

Fair value of listed equity investments is determined using unadjusted quoted price at end of the year and these equity investments are classified as Level 1. Fair value of unlisted equity investments is determined using appropriate valuation approaches such as comparable companies approach. Unlisted equity investments are classified as level 3, because one or more of the significant inputs are not based on observable market data.

(c) Financial assets classified as Level 3

Changes in other financial assets (equity investments) classified as Level 3 during the reporting period is shown below:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
At beginning of the year	5,841	3,917

Other comprehensive income	310	(903)
Purchases	4,085	212
Sales	(836)	(3)
Effect of business combination (acquisition)	—	2,618

At end of the year	9,400	5,841

Gains or losses recognized in other comprehensive income are included in “Financial assets measured at fair value through other comprehensive income” in the consolidated statements of comprehensive income.

According to TG Group’s policy, fair value of unlisted equity investments classified as Level 3 is measured by the Company. Appropriateness of fair value determination is verified on a continuous basis through the valuation policy and the valuation model developed, maintained and updated by the Company, and periodic monitoring of businesses of each unlisted company evaluated and their comparable listed companies.

A significant unobservable input used in the measurement of fair value of unlisted equity investments classified as Level 3 is illiquidity discount. Fair value increases (decreases) when illiquidity discount decreases (increases). The illiquidity discount applied by TG Group is 30%. Change in fair value arising from changes of inputs into reasonably possible alternative assumptions, would not be significant.

Derivative financial instruments and hedge accounting

TG Group uses derivative financial instruments including foreign exchange forward contracts, interest rate swaps and commodity forward contracts to hedge future cash flow fluctuation risk due to foreign exchange, interest rate and commodity price fluctuations.

At end of the year ended December 31, 2015, cash flows are expected to arise and affect profit or loss of the period from December 2015 to August 2023.

Fair value and notional amount of derivatives to which hedge accounting is not applied are as follows. Derivative financial instruments are included in other financial assets or other financial liabilities in the consolidated statements of financial position. There is no derivative to which hedge accounting is applied.

(a) Derivatives to which hedge accounting is not applied

(i) As of December 31, 2015

		(Millions of Yen)
	Notional amount	Fair value
		Asset	Liability
Currency-related
Foreign exchange forward contracts	34,541	76	369
Interest rate-related
Interest rate swaps	51,712	—	1,647
Commodity-related
Crude price swaps	8,909	—	87

Total	95,162	76	2,103

(ii) As of December 31, 2014

		(Millions of Yen)
	Notional amount	Fair value
		Asset	Liability
Currency-related
Foreign exchange forward contracts	71,053	884	213
Interest rate-related
Interest rate swaps	51,712	—	1,542
Commodity-related
Crude price swaps	—	—	—

Total	122,765	884	1,755

(iii) As of the date of transition to IFRS (January 1, 2014)

		(Millions of Yen)
	Notional amount	Fair value
		Asset	Liability
Currency-related
Foreign exchange forward contracts	133,610	2,023	—
Interest rate-related
Interest rate swaps	21,300	—	386
Commodity-related
Crude price swaps	—	—	—

Total	154,910	2,023	386

22. Other current liabilities

The components of other current liabilities are as follows:

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Advance received	21,593	22,482	16,925
Income tax withheld at source for dividend	3,757	20,802	—
Accrued bonus payable	1,744	1,684	1,537
Accrued vacation payable	1,375	1,389	1,157
Others	1,573	1,502	2,035

Total	30,042	47,859	21,654

23. Stock-based compensation

The Company grants the stock option (subscription rights to shares) to its Directors (excluding Outside Directors) as compensation.

Stock options granted to the eligible Directors are accounted for as equity-settled share-based payment transaction. The expenses recognized for this transaction in the years ended December 31, 2015 and 2014 were 36 million yen and 74 million yen, respectively, and recorded in the Selling, general and administrative expenses in its consolidated statements of profit or loss.

	Grant date	Expiry date	Exercise price (Yen)	Fair value at grant date (Yen)	Number of stock
					As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
2013 stock acquisition rights	May 15, 2013	May 15, 2043	1	870	69,300	83,400	83,400
2014 stock acquisition rights	May 15, 2014	May 15, 2044	1	831	89,100	89,100	—
2015 stock acquisition rights	May 15, 2015	May 15, 2045	1	993	36,300	—	—

					194,700	172,500	83,400

Weighted average remaining contractual life of options outstanding (Years)					28.8	29.5	30.0

Notes:	1.	Vesting condition of the rights is not attached.
	2.	Condition for the exercise of the rights is as follows:

(1)    The person who has been granted stock acquisition rights shall be entitled to exercise such rights the earlier of the day four years after the day following the grant date, and the day following the person’s retirement from a Director’s position in the Company.

(2)    Notwithstanding (1) above, in the event that proposal for the approval of a merger agreement under which the Company will be an absorbed/consolidated company, or proposal for the approval of a share exchange agreement or a share transfer plan under which the Company will be a wholly owned subsidiary, is approved by a resolution of the General Meeting of Shareholders (or by a resolution of the Board of Directors of the Company when such resolution of the General Meeting of Shareholders is not required), the person who has been granted stock acquisition rights shall be entitled to exercise such rights within 15 days of the day following the day of approval, excluding cases in which the allotment of stock acquisition rights of the Reorganized company is stipulated in a merger agreement, a share exchange agreement or a share transfer plan based on Note 3 below.

(3)    (1) above shall not be applied to a person who inherited the stock acquisition rights. In the case where a person who was granted stock acquisition rights waives them, the person shall not be able to exercise the said stock acquisition rights.

3.	In the event that the Company effects a merger (limited to cases where the Company will be the absorbed or consolidated company by merger), an absorption-type company split or an incorporation-type company split (limited to cases where the Company will be the splitting company in each case), or a share exchange or a share transfer (limited to cases where the Company will be the wholly owned subsidiary in each case) (collectively, the “Organizational Restructuring”), in each case, the stock acquisition rights of the companies listed in Article 236, paragraph (1), item (8)(a) to (8)(e) of the Companies Act, shall be granted to the each person who holds stock acquisition rights that are outstanding on the date immediately preceding the effective date of the Organizational Restructuring (For an absorption-type merger, the effective date of the absorption-type merger; for an incorporation-type merger, the incorporation date of the newly formed stock company; for a share exchange, the effective date of the share exchange; and for a share transfer, the incorporation date of the wholly owning parent company).

	Year ended December 31, 2015		Year ended December 31, 2014
	Number of stock	Weighted- Average exercise price (Yen)	Number of stock	Weighted- Average exercise price (Yen)
Outstanding at beginning of the year	172,500	1	83,400	1

Granted	36,300	1	89,100	1
Exercised	(14,100)	1	—	—

Outstanding at end of the year	194,700	1	172,500	1

Exercisable at end of the year	20,500	1	14,100	1

The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2015 was 1,057 yen (2014 – not applicable).

The estimation method for fairly evaluated unit price of the stock option is the Black-Scholes model. The following table details the main basic numerical values for the estimation:

	Year ended December 31, 2015	Year ended December 31, 2014
Stock price at grant date	1,130 Yen	979 Yen
Exercise price	1 Yen	1 Yen
Expected volatility (Note 1)	19.925%	21.516%
Expected remaining option life (Note 2)	4 Years	4 Years
Expected dividend (Note 3)	38 Yen/share	38 Yen/share
Risk free interest rate (Note 4)	0.067%	0.143%

Notes:	1.	Expected volatility is determined based on the share price until the grant date in accordance with expected remaining option life.
	2.	Expected remaining option life is determined based on estimated average period from the grant date to expected exercise date, instead of expiry date.
	3.	Expected dividend is determined based on actual dividend payout in the past year.
	4.	Risk free interest rate is the interest rate of government bonds corresponding to the expected remaining option life.

24. Equity and other equity items

Common stock

Changes in the number of stocks authorized and stocks issued are as follows:

		(Share in thousands)
	Number of stocks authorized	Number of stocks issued
As of January 1, 2014	880,938	565,182

Increase (decrease)	—	—

As of December 31, 2014	880,938	565,182

Increase (decrease)	—	—

As of December 31, 2015	880,938	565,182

Notes:	1.	All the stocks issued by the Company are common stocks with no par value.
	2.	Stocks issued are fully paid-up.
	3.	Each stock issued carries one voting right and dividend right.
	4.	On February 29, 2016, the Company canceled 199,182 thousand treasury shares on the resolution of the Board of Directors of the Company held on February 12, 2016. Due to the cancellation, the total number of the stocks issued decreased to 366,000 thousands.

Capital surplus and retained earnings

Capital surplus is composed of additional paid-in capital and other capital surplus. Retained earnings are composed of legal reserves and other retained earnings. The Companies Act provides that 10% of dividend from retained earnings shall be appropriated as additional paid-in capital or as legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of common stock.

Treasury shares

Changes in the number and amount of treasury shares are as follows:

	Number of stocks (Share in thousands)	Amount (Millions of Yen)
As of January 1, 2014	200,813	142,141

Increase (decrease), net	63	61

As of December 31, 2014	200,876	142,202

Increase (decrease), net	60	76

As of December 31, 2015	200,936	142,278

Other components of equity

•	Changes in fair value of financial assets measured at FVOCI

This is the valuation difference in fair value of financial assets measured at FVOCI.

•	Remeasurement gains (losses) on defined benefit plans

This is the effects of differences between the actuarial assumptions at the beginning of the year and what has actually occurred, and the effect of changes in actuarial assumptions related to defined benefit plans.

25. Dividends

Dividends paid during respective year are as follows:

Resolutions	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on March 25, 2014	Ordinary shares	6,923	19.0	December 31, 2013	March 26, 2014
Board of directors on August 14, 2014	Ordinary shares	6,923	19.0	June 30, 2014	September 12, 2014
Ordinary general meeting of shareholders on March 25, 2015	Ordinary shares	6,922	19.0	December 31, 2014	March 26, 2015
Board of directors on August 14, 2015	Ordinary shares	6,921	19.0	June 30, 2015	September 11, 2015

Dividends whose record date falls in the year ended December 31, 2015 and the effective date falls in the next year are as follows:

Resolutions	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on March 25, 2016	Ordinary shares	6,921	19.0	December 31, 2015	March 28, 2016

26. Expense by nature

The components of cost of sales and selling, general and administrative expenses are as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Purchase cost for crude and feedstocks, inventory changes, and others	2,355,644	3,143,898
Fuel expenses	85,562	155,111
Personnel expenses (Note)	48,142	47,369
Depreciation and amortization	33,407	36,705
Freight	11,054	11,380
Rental expenses	7,455	7,581
Research and development expenses	1,133	894

Total cost of sales and selling, general and administrative expenses	2,542,397	3,402,938

Note:	The components of personnel expenses are as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Salary, bonus and others	43,688	42,702
Pension expense	4,418	4,593
Stock-based compensation	36	74

Total personnel expenses	48,142	47,369

27. Other operating income and expenses

Other operating income

The components of other operating income are as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Gain on dilution of shares in associate (Note)	9,617	—
Gain on sales of property, plant and equipment	1,707	2,201
Foreign exchange gains	—	881
Remeasurement of a previously held interest	—	431
Other	671	1,092

Total other operating income	11,995	4,605

Note:	Gain on dilution of shares in associate to form a jointly controlled LPG associate

On April 1, 2015, the Company, Showa Shell Sekiyu K.K., Sumitomo Corporation and Enessance Holdings Co., Ltd. (established in 2008 by Showa Shell Sekiyu K.K. and Sumitomo Corporation with equity stakes of 51% and 49%, respectively) carried out the absorption-type spin-offs with Cosmo Petroleum Gas K.K. as the succeeding company for the transaction. The succeeding company was renamed as Gyxis Corporation and the Company judges Gyxis as the jointly controlled company based on the shareholders’ agreement and other conditions. The purpose of the transaction is to integrate the LP gas import, wholesale, and export operations into Gyxis to create the competitive LP gas company.

The Company owns 25.0% shares in Gyxis to treat the company as an associate accounted for using the equity method. As a result of the transaction, the Company recognized 9,617 million yen as “Gain on dilution of shares in associate” in “other operating income” on the consolidated statements of profit or loss in the year ended December 31, 2015.

Other operating expenses

The components of other operating expenses are as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Loss on sales and retirement of property, plant and equipment	1,998	3,848
Foreign currency exchange loss	602	—
Impairment loss	92	192
Litigation settlement	—	1,170
Other	384	577

Total other operating expenses	3,076	5,787

28. Finance income and finance costs

Finance income

The components of finance income are as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Dividend income
Financial assets measured at FVOCI	293	218

Total	293	218

Interest income
Financial assets measured at amortized cost	4	25
Others	120	67

Total	124	92

Total finance income	417	310

Finance costs

The components of finance costs are as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Interest expense
Financial liabilities measured at amortized cost	2,434	2,815
Others	17	32

Total	2,451	2,847

Loss on valuation of derivative
Financial liabilities measured at FVPL	105	1,156

Total	105	1,156

Total finance costs	2,556	4,003

29. Income taxes

Income tax expense

The major components of income tax expense recognized in the consolidated statements of profit or loss, income taxes relating to each component of other comprehensive income, and income taxes charged or credited directly to equity are as follows:

(a) Income tax expense

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Current tax expenses
Current year	4,486	4,465
Prior years	(276)	1,476

Total current tax expenses	4,210	5,941

Deferred tax expenses
Tax reform effect (Note 1)	8,397	5,692
Origination and reversal of temporary differences	(528)	(54,325)
Reassessment of the recoverability of deferred tax assets (Note 2)	(19,876)	7,889

Total deferred tax expenses	(12,007)	(40,744)

Total income tax benefit	(7,797)	(34,803)

(b) Income taxes relating to each component of other comprehensive income

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Remeasurements of defined benefit plans	2,397	(2,504)
Change in fair value of financial assets measured at FVOCI	255	(159)

Total income taxes relating to each component of other comprehensive income	2,652	(2,663)

(c) Income taxes charged or credited directly to equity

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Change in tax loss carryforward associated with the past inter-company capital transaction on treasury shares (Note 3)	13,609	(8,193)

Total income taxes charged or credited directly to equity	13,609	(8,193)

Notes:	1.	The effects of tax reform are described in Note 20 “Deferred tax”, “Amendment to amount of deferred tax assets and liabilities due to change in corporate income tax rate in Japan”.
	2.	The item represents the effects of write-down of deferred tax assets or a reversal of write-down previously recorded which are recognized as a result of the assessment of deferred tax assets recoverability.

3.	In December 2012, the Company purchased 199,808 thousands of its own shares back from its 99.0% owned subsidiary EMG Marketing G.K. (“EMGM”) for 142,263 million yen. Under the Japanese tax laws and regulations, a large part of the Company’s payment to EMGM was treated as non-taxable deemed dividend for tax purposes and consequently generated a large capital loss in EMGM. The related tax benefit was estimated considering the recoverability of the large tax loss carried forward against future earnings forecast at that time.
The tax benefit is associated with the capital transaction and then the resulting deferred tax asset should be recognized not to the income tax expenses on the consolidated statements of profit or loss but to the capital surplus, a component of equity, on the consolidated balance sheet. TG share in EMGM of 99.0% for tax benefit was presented as an increase of capital surplus at the time of transaction. The estimate of benefit may change still after the transaction depending on the update of the deferred tax recoverability assessment until the tax loss carry forward generated by the transaction are fully absorbed against the taxable income in the following periods. As a result of the annual update in December 31, 2015 and 2014, the capital surplus decreased by 13,609 million yen and increased by 8,193 million yen, respectively.

Reconciliation of the difference between the effective statutory tax rate and the actual tax rate

The reconciliation of the difference between the effective statutory tax rate and the actual tax rate of TG Group is as follows. Actual tax rate represents a ratio of income tax expense to profit (loss) before tax.

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014 (Note 1)
Effective statutory tax rate (Note 2)	35.6%	(38.0)%

Tax reform effect (Note 2)	42.4	8.6
Reassessment of the recoverability of deferred tax assets (Note 3)	(100.3)	11.9
Gain on dilution of shares in associate (Note 4)	(17.2)	—
Dividend and other permanently non-taxable income (Note 5)	(0.6)	(26.3)
Other	0.8	(8.5)

Actual tax rate	(39.3)%	(52.3)%

Notes:	1.	The numbers are presented with a reversed sign for the year ended December 31, 2014 when the earnings before tax was in a loss position to better present the comparison of both periods.
	2.	The effects of tax reform including the change in statutory tax rate and the tax loss utilization rule are described in Note 20 “Deferred tax”, “Amendment to amount of deferred tax assets and liabilities due to change in corporate income tax rate in Japan”.
	3.	The item represents the effects of write-down of deferred tax assets or a reversal of write-down previously recorded which are recognized as a result of the assessment of deferred tax assets recoverability.
	4.	The details of the item are described in Note 27 “Other operating income and expenses”, “Other operating income”, “Gain on dilution of shares in associates”. The gain recognized associated with the transaction is non-taxable.
	5.	The impact in 2014 includes that of non-taxable deemed dividend that the Company received from its subsidiary EMG Marketing G.K. (“EMGM”) through the redemption of share capital of EMGM.

30. Other comprehensive income (loss)

Reclassification and tax effects related to other comprehensive income (loss) are as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Change in fair value of financial assets measured at FVOCI
Incurred during the year	894	(451)
Reclassification	—	—

Before tax	894	(451)
Tax effects	(255)	159

Total change in fair value of financial assets measured at FVOCI	639	(292)

Remeasurement gains (losses) on defined benefit plans
Incurred during the year	3,301	(7,206)
Reclassification	—	—

Before tax	3,301	(7,206)
Tax effects	(2,397)	2,504

Total remeasurement gains (losses) on defined benefit plans	904	(4,702)

Share of other comprehensive income of investments accounted for using the equity method
Incurred during the year	26	2
Reclassification	—	—

Total share of other comprehensive income of investments accounted for using the equity method	26	2

Total other comprehensive income (loss)	1,569	(4,992)

31. Earnings per share

Basic earnings per share attributable to owners of the parent are as follows:

	Year ended December 31, 2015	Year ended December 31, 2014
Profit (loss) for the year attributable to owners of the parent (Millions of Yen)	27,559	(31,897)
Weighted average number of ordinary shares during the year (Thousand shares)	364,277	364,339
Profit (loss) for the year attributable to owners of the parent per share (Yen)	75.65	(87.55)

Diluted earnings per share attributable to owners of the parent are as follows:

	Year ended December 31, 2015	Year ended December 31, 2014
Profit (loss) for the year attributable to owners of the parent (Millions of Yen)	27,559	(31,897)

Weighted average number of ordinary shares during the year (Thousand shares)	364,277	364,339
Effect of dilutive securities (Thousand shares) (Note)	190	—

Weighted average number of ordinary shares used in the calculation of diluted earnings per share during the year (Thousand shares)	364,467	364,339

Diluted profit (loss) for the year attributable to owners of the parent per share (Yen)	75.61	(87.55)

Note:	In calculating diluted earnings per share, stock options outstanding are taken into account where their impact is dilutive. Outstanding stock options as of December 31, 2014, which were equivalent to 172,500 common shares upon exercise, were excluded from the calculation of the total diluted number of common shares for the year ended December 31, 2014, as their impact is antidilutive. These outstanding stock options may have an effect of dilution on basic earnings per share attributable to owners of the parent in the future.

32. Contingencies

TG Group provides guarantees for indebtedness such as borrowings from financial institutions by companies other than consolidated subsidiaries. TG Group also provides guarantees for borrowings (housing loans) of employees.

The outstanding guarantees for indebtedness at respective year-end are as follows:

Bank borrowing

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Japan Biofuels Supply LLP	2,768	2,980	2,016
Employees	126	130	147

Total	2,894	3,110	2,163

Letters of credit

(Thousands of U.S. dollar)
	As of December 31, 2015		As of December 31, 2014		Date of transition to IFRS (January 1, 2014)
Japan Biofuels Supply LLP	13,489 (1,626 Millions of Yen	)	9,737 (1,173 Millions of Yen	)	9,585 (1,010 Millions of Yen	)

Total	13,489 (1,626 Millions of Yen	)	9,737 (1,173 Millions of Yen	)	9,585 (1,010 Millions of Yen	)

Deferral of import consumption tax payment

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Japan Biofuels Supply LLP	312	565	179

Total	312	565	179

33. Commitments

The amounts of purchase commitments for property, plant and equipment and intangible assets contracted for at the year-end but not yet recognized in the consolidated statements of financial position are as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Purchase commitments for property, plant and equipment	17,856	24,880	8,307

Total	17,856	24,880	8,307

34. Related party transactions

The compensations to TG Group’s key management

The compensation paid to TG Group’s key management personnel is as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Compensations and bonuses	291	297
Stock option	36	74

Total	327	371

Other related party transactions

(a) Receivable and payable balances

The Company’s and its subsidiaries’ receivable and payable balances with joint venture are as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Trade and other receivables	1,426	—	40,535
Other financial assets (Note)	—	—	15,000
Trade and other payables	—	—	41,679
Borrowings	—	—	2,500

Note:     Other financial assets is a short-term loans receivable.

(b) Revenue and purchases transactions

The Company’s and its subsidiaries’ revenue and purchases transactions with joint venture are as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	21,985	55,030
Cost of sales	10,025	74,105
Financial income (Note)	—	21
Financial costs (Note)	—	4

Note:	Financial income and financial costs comprise interest income and interest expense, respectively.

35. Subsidiaries

Composition of the corporate group

Principal subsidiaries of TG Group are presented as follows:

Name of company and address	Capital (Millions of Yen)	Major business	Percentage of voting rights held by TG (%)
			As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
EMG Marketing G.K. Minato-ku, Tokyo	20,000	Oil	99.0	99.0	99.0
Tonen Chemical Corporation Minato-ku, Tokyo	1,000	Chemical	100.0 (75.0)	100.0 (75.0)	100.0 (75.0)
Kyokuto Petroleum Industries, Ltd. Ichihara City, Chiba Pref.	7,000	Oil Chemical	—	99.0 (99.0)	—
TGSH G.K. Kawasaki-ku, Kawasaki City, Kanagawa Pref.	50	Oil	100.0	100.0	100.0
TonenGeneral Kaiun Y.K. Minato-ku, Tokyo	243	Oil	100.0 (100.0)	100.0 (100.0)	100.0 (100.0)
Chuo Sekiyu Hanbai K.K. Minato-ku, Tokyo	30	Oil	100.0 (100.0)	100.0 (100.0)	100.0 (100.0)
NUC Corporation Minato-ku, Tokyo	2,000	Chemical	100.0 (100.0)	100.0 (100.0)	100.0 (100.0)
MOC Marketing G.K. Minato-ku, Tokyo	3,000	Oil	95.5	95.5	—
Toyo Sekiyu Hanbai K.K. Minato-ku, Tokyo	48	Oil	—	100.0 (100.0)	—

Notes:	1.	Descriptions in the “Major business” column are names of segments.
	2.	Figures in parentheses in the “Percentage of voting rights held by TG” column are the percentage of voting rights indirectly owned by TG and are included in the figures outside the parentheses.
	3.	TG acquired 95.5% of the issued stocks of Mitsui Oil Co., Ltd. (currently, MOC Marketing G.K. or “MOCM”) on February 4, 2014. MOCM held 100% of the shares of Toyo Sekiyu Hanbai K.K. (“TSH”) and owned a 50% interest in KPI, which was an associate accounted for by the equity method of TG. As a result, KPI, MOCM and TSH became consolidated subsidiaries of TG in 2014.
	4.	Chuo Sekiyu Hanbai K.K. merged TSH into the company on April 1, 2015.
	5.	MOCM made a resolution to dissolve on June 30, 2015 and was liquidated on March 16, 2016.
	6.	The Company merged KPI into the Company on 1, July 2015. Just prior to the merger, the investment in KPI share was sold from EMGM to TG resulting in the change in ownership in KPI from 99% to 100%. As a result of the transaction, “Non-controlling interests” decreased by 45 million yen and “Capital surplus” increased by the same amount.

36. Investments accounted for using the equity method

Associates

Principal associates of TG Group are presented as follows:

Name of company and address	Capital (Millions of Yen)	Major business	Percentage of voting rights held by TG(%)
			As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Kobe Standard Sekiyu K.K. Chuo-ku, Kobe City, Hyogo Pref.	70	Oil	43.1 (43.1)	43.1 (43.1)	43.1 (43.1)
Nissei Corporation K.K. Suruga-ku, Shizuoka City, Shizuoka Pref.	80	Oil	39.2 (39.2)	38.7 (38.7)	38.7 (38.7)
Standard Sekiyu Osaka Hatsubaisho Co., Ltd. Nishi-ku, Osaka City, Osaka Pref.	198	Oil	36.3 (36.3)	36.3 (36.3)	36.3 (36.3)
Shimizu LNG Co., Ltd. Shimizu-ku, Shizuoka City, Shizuoka Pref.	3,000	Oil	35.0	35.0	35.0

Note:	1.	Descriptions in the “Major business” column are names of segments.
	2.	Figures in parentheses in the “Percentage of voting rights held by TG” column are the percentage of voting rights indirectly owned by TG and are included in the figures outside the parentheses.

The aggregated financial information on associates accounted for using the equity method is as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Carrying amount of investments	8,293	8,357	8,597

		(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Net income	1,033	847
Other comprehensive income	26	2

Total comprehensive income	1,059	849

Note:	These amounts represent the Group’s share of the associates per ownership percentage.

Joint ventures

Principal joint ventures of TG Group are presented as follows:

Name of company and address	Capital (Millions of Yen)	Major business	Percentage of voting rights held by TG(%)
			As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Kyokuto Petroleum Industries, Ltd. Ichihara City, Chiba Pref.	7,000	Oil Chemical	—	—	49.5 (49.5)
Gyxis Corporation Minato-ku, Tokyo	11,000	Oil	25.0	—	—

Note:	The Company, Cosmo Oil Co., Ltd., Showa Shell Sekiyu K. K. and Sumitomo Corporation jointly established Gyxis Corporation on April 1, 2015 with each making a 25% investment in the new integrated LPG business company following which it became an equity method joint venture.

The aggregated financial information of joint ventures accounted for using the equity method is as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Carrying amount of investments	10,359	98	23,437

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Net income	(1,123)	(186)
Other comprehensive income (loss)	—	—

Total comprehensive income (loss)	(1,123)	(186)

Note:	These amounts represent the Group’s share of the associates per ownership percentage.

37. Subsequent events

Cancellation of treasury shares

On February 29, 2016, the Company cancelled treasury shares as stated below based on a resolution by the Board of Directors of the Company held on February 12, 2016, in accordance with the provision of Article 178 of the Companies Act.

(a) Reason for the share cancellation

The Company had been studying the option to utilize a portion of the treasury shares for strategic purposes to support potential actions intended to create added value for shareholders. After considering the current financial status, the Company concluded it was appropriate to cancel the 199,182 thousand treasury shares (common stock).

(b) Number of shares cancelled

199,182 thousand (35.24% of the total number of shares issued before cancellation)

(c) Date of cancellation

February 29, 2016

(d) Other

After the aforementioned cancellation, the Company has a total of 366,000 thousand shares issued.

38. First-time adoption of IFRS

Transition to the financial reporting under IFRS

TG Group has prepared its consolidated financial statements in accordance with IFRS for the first time for the year ended December 31, 2015. The accounting policies applied in the preparation of these consolidated financial statements under IFRS are disclosed in Note 3 “Significant Accounting Policies”.

The most recent consolidated financial statements prepared in accordance with JGAAP are those for the year ended December 31, 2015, and the date of transition to IFRS is January 1, 2014.

IFRS 1, in principal, requires first-time adopters to apply IFRS retrospectively. However, it provides some voluntary exceptions from full retrospective applications, and TG Group elected to apply such exceptions to the following items:

•	Business combinations

TG Group elected not to retrospectively apply IFRS 3 “Business Combinations” to business combinations that occurred before the date of transition to IFRS.

•	Designation of equity instruments

TG Group designated equity instruments recognized before the date of transition to IFRS as the financial assets measured at FVOCI on the basis of the facts and circumstances that existed at the date of transition to IFRS.

IFRS 1 prohibits retrospective application of some aspects of IFRS as exceptions: estimate, derecognition of financial assets and liabilities, hedge accounting, non-controlling interests, and classification and measurement of financial assets and impairment of financial assets. TG Group applied the requirements of IFRS on these items prospectively.

In preparing its consolidated financial statements as of the date of transition to IFRS and for the previous and current year in accordance with IFRS, TG Group has made necessary adjustments to the consolidated financial statements that have been already disclosed under JGAAP.

The reconciliations that are required to be disclosed for the first year of IFRS adoption are presented below starting from “Reconciliation of equity as of the date of December 31, 2015”.

“Reclassification” in the following reconciliation represents the impact to reclassify the items under JGAAP to the items under IFRS, and “Adjustments for recognition and measurement” represents adjustments for differences in recognition and measurement between JGAAP and IFRS.

Reconciliation of equity as of December 31, 2015

	(Millions of Yen)
Accounts under JGAAP	JGAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
ASSETS					ASSETS
Current assets					Current assets
Cash and deposits	100,162	—	—	100,162	Cash and cash equivalents
Notes and accounts receivable- trade	172,651	14,748	—	187,399	Trade and other receivables
Inventories	193,303	(1,803)	—	191,500	Inventories
Income tax receivable	4,100	—	—	4,100	Income tax receivable
Deferred tax assets	1,733	(1,733)	—	—
Other current assets	24,683	(24,683)	—	—
		123	—	123	Other financial assets
		9,747	—	9,747	Other current assets
Allowance for doubtful accounts	(283)	283	—	—

Total current assets	496,349	(3,318)	—	493,031	Total current assets

Long-term assets					Non-current assets
Property, plant and equipment	307,729	6,010	54,539	368,278	Property, plant and equipment
Intangible assets
Goodwill	288,865	—	32,775	321,640	Goodwill
Other intangible assets	21,503	(7,410)	—	14,093	Intangible assets

Total intangible assets	310,368	(7,410)	32,775	335,733

Investments and other assets
Investments in securities	33,923	(33,923)	—	—
		18,652	—	18,652	Investments accounted for using the equity method
		15,829	197	16,026	Other financial assets
Deferred tax assets	45,392	1,733	36,808	83,933	Deferred tax assets
Defined benefit assets	4,222	—	(4,222)	—
Other assets	11,456	(11,456)	—	—
		13,809	(5,399)	8,410	Other non-current assets
Allowance for doubtful accounts	(74)	74	—	—

Total investments and other assets	94,919	4,718	27,384	127,021

Total long-term assets	713,016	3,318	114,698	831,032	Total non-current assets

Total assets	1,209,365	—	114,698	1,324,063	Total assets

	(Millions of Yen)
Accounts under JGAAP	JGAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Notes and account payable- trade	129,769	293,849	299	423,917	Trade and other payables
Gasoline taxes payable	244,908	(244,908)	—	—
Short-term borrowings	118,180	—	—	118,180	Borrowings
Income taxes payable	1,761	—	—	1,761	Income taxes payable
Accrued consumption tax	1,408	(1,408)	—	—
Guarantee deposits payable	23,619	(23,619)	—	—
Provision for bonuses	1,744	(1,744)	—	—
Other current liabilities	75,261	(75,261)	—	—
		348	—	348	Provisions
		24,075	—	24,075	Other financial liabilities
		28,668	1,374	30,042	Other current liabilities

Total current liabilities	596,650	—	1,673	598,323	Total current liabilities

Long-term liabilities					Non-current liabilities
		216,027	(626)	215,401	Bonds and borrowings
Bonds payable	85,000	(85,000)	—	—
Long-term loans	131,027	(131,027)	—	—
Deferred tax liabilities	320	—	89,634	89,954	Deferred tax liabilities
Net defined benefit liabilities	132,994	—	10,688	143,682	Net defined benefit liabilities
Provision for repairs	23,634	(23,634)	—	—
Asset retirement obligations	3,211	(3,211)	—	—
		26,845	(23,634)	3,211	Provisions
Other long-term liabilities	2,423	(2,423)	—	—
		—	1,647	1,647	Other financial liabilities
		2,423	—	2,423	Other non-current liabilities

Total long-term liabilities	378,609	—	77,709	456,318	Total non-current liabilities

Total liabilities	975,259	—	79,382	1,054,641	Total liabilities

NET ASSETS					EQUITY
Shareholders’ equity					Equity attributable to owners of the parent
Common stock	35,123	—	—	35,123	Common stock
Capital surplus	48,473	170	372	49,015	Capital surplus
Retained earnings	309,049	—	16,297	325,346	Retained earnings
Treasury shares	(142,278)	—	—	(142,278)	Treasury shares

Total shareholders’ equity	250,367	170	16,669	267,206

Accumulated other comprehensive income	(17,390)	—	18,584	1,194	Other components of equity

				268,400	Total equity attributable to owners of the parent

Subscription rights to shares	170	(170)	—	—
Minority interests	959	—	63	1,022	Non-controlling interests

Total net assets	234,106	—	35,316	269,422	Total equity

Total liabilities and net assets	1,209,365	—	114,698	1,324,063	Total liabilities and equity

Reconciliation of equity as of December 31, 2014

					(Millions of Yen)
Accounts under JGAAP	JGAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
ASSETS					ASSETS
Current assets					Current assets
Cash and deposits	35,049	—	—	35,049	Cash and cash equivalents
Notes and accounts receivable- trade	221,098	7,102	—	228,200	Trade and other receivables
Inventories	350,523	(2,072)	—	348,451	Inventories
Income tax receivable	25,232	—	—	25,232	Income tax receivable
Deferred tax assets	7,712	(7,712)	—	—
Other current assets	18,472	(18,472)	—	—
		951	—	951	Other financial assets
		10,362	—	10,362	Other current assets
Allowance for doubtful accounts	(321)	321	—	—

Total current assets	657,765	(9,520)	—	648,245	Total current assets

Long-term assets					Non-current assets
Property, plant and equipment	294,611	5,525	57,746	357,882	Property, plant and equipment
Intangible assets
Goodwill	306,316	—	15,324	321,640	Goodwill
Other intangible assets	22,802	(8,195)	—	14,607	Intangible assets

Total intangible assets	329,118	(8,195)	15,324	336,247

Investments and other assets
Investments in securities	19,871	(19,871)	—	—
		8,455	—	8,455	Investments accounted for using the equity method
		12,039	(112)	11,927	Other financial assets
Deferred tax assets	58,704	7,712	39,179	105,595	Deferred tax assets
Defined benefit assets	3,920	—	(3,298)	622	Defined benefit assets
Other assets	12,341	(12,341)	—	—
		16,078	(5,166)	10,912	Other non-current assets
Allowance for doubtful accounts	(118)	118	—	—

Total investments and other assets	94,718	12,190	30,603	137,511

Total long-term assets	718,447	9,520	103,673	831,640	Total non-current assets

Total assets	1,376,212	—	103,673	1,479,885	Total assets

					(Millions of Yen)
Accounts under JGAAP	JGAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Notes and account payable- trade	174,553	317,390	235	492,178	Trade and other payables
Gasoline taxes payable	248,474	(248,474)	—	—
Short-term borrowings	153,347	15,000	—	168,347	Borrowings
Commercial papers	15,000	(15,000)	—	—
Income taxes payable	2,906	—	—	2,906	Income taxes payable
Accrued consumption tax	19,491	(19,491)	—	—
Guarantee deposits payable	16,574	(16,574)	—	—
Deferred tax liabilities	750	(750)	—	—
Provision for bonuses	1,684	(1,684)	—	—
Other current liabilities	94,776	(94,776)	—	—
		353	—	353	Provisions
		16,787	—	16,787	Other financial liabilities
		46,470	1,389	47,859	Other current liabilities

Total current liabilities	727,555	(749)	1,624	728,430	Total current liabilities

Long-term liabilities					Non-current liabilities
		217,298	(730)	216,568	Bonds and borrowings
Bonds payable	85,000	(85,000)	—	—
Long-term loans	132,299	(132,299)	—	—
Deferred tax liabilities	7,317	750	99,295	107,362	Deferred tax liabilities
Net defined benefit liabilities	132,998	—	20,827	153,825	Net defined benefit liabilities
Provision for repairs	23,863	(23,863)	—	—
Asset retirement obligations	2,772	(2,772)	—	—
		26,634	(23,862)	2,772	Provisions
Other long-term liabilities	1,655	(1,655)	—	—
		—	1,542	1,542	Other financial liabilities
		1,656	—	1,656	Other non-current liabilities

Total long-term liabilities	385,904	749	97,072	483,725	Total non-current liabilities

Total liabilities	1,113,459	—	98,696	1,212,155	Total liabilities

NET ASSETS					EQUITY
Shareholders’ equity					Equity attributable to owners of the parent
Common stock	35,123	—	—	35,123	Common stock
Capital surplus	57,400	147	5,004	62,551	Capital surplus
Retained earnings	322,912	—	(12,168)	310,744	Retained earnings
Treasury shares	(142,202)	—	—	(142,202)	Treasury shares

Total shareholders’ equity	273,233	147	(7,164)	266,216

Accumulated other comprehensive income	(11,534)	—	12,044	510	Other components of equity

				266,726	Total equity attributable to owners of the parent

Subscription rights to shares	147	(147)	—	—
Minority interests	907	—	97	1,004	Non-controlling interests

Total net assets	262,753	—	4,977	267,730	Total equity

Total liabilities and net assets	1,376,212	—	103,673	1,479,885	Total liabilities and equity

Reconciliation of equity as of the date of transition to IFRS (January 1, 2014)

					(Millions of Yen)
Accounts under JGAAP	JGAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
ASSETS					ASSETS
Current assets					Current assets
Cash and deposits	18,656	—	—	18,656	Cash and cash equivalents
Notes and accounts receivable- trade	277,930	5,850	—	283,780	Trade and other receivables
Inventories	435,472	(1,635)	—	433,837	Inventories
Income tax receivable	3,954	—	—	3,954	Income tax receivable
Deferred tax assets	1,834	(1,834)	—	—
Other current assets	32,432	(32,432)	—	—
		17,093	—	17,093	Other financial assets
		9,417	—	9,417	Other current assets
Allowance for doubtful accounts	(325)	325	—	—

Total current assets	769,953	(3,216)	—	766,737	Total current assets

Long-term assets					Non-current assets
Property, plant and equipment	243,985	5,065	56,261	305,311	Property, plant and equipment
Intangible assets
Goodwill	313,108	—	—	313,108	Goodwill
Other intangible assets	21,538	(7,678)	—	13,860	Intangible assets

Total intangible assets	334,646	(7,678)	—	326,968

Investments and other assets
Investments in securities	35,592	(35,592)	—	—
		29,982	2,052	32,034	Investments accounted for using the equity method
		8,401	791	9,192	Other financial assets
Deferred tax assets	6,346	1,834	18,442	26,622	Deferred tax assets
Defined benefit assets		3,503	(3,325)	178	Defined benefit assets
Other assets	18,699	(18,699)	—	—
		16,260	(5,191)	11,069	Other non-current assets
Allowance for doubtful accounts	(140)	140	—	—

Total investments and other assets	60,497	5,829	12,769	79,095

Total long-term assets	639,128	3,216	69,030	711,374	Total non-current assets

Total assets	1,409,081	—	69,030	1,478,111	Total assets

					(Millions of Yen)
Accounts under JGAAP	JGAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Notes and account payable- trade	321,263	235,645	228	557,136	Trade and other payables
Gasoline taxes payable	193,193	(193,193)	—	—
Short-term borrowings	123,129	30,000	—	153,129	Borrowings
Commercial papers	30,000	(30,000)	—	—
Income taxes payable	13,823	—	—	13,823	Income taxes payable
Accrued consumption tax	10,856	(10,856)	—	—
Guarantee deposits payable	18,660	(18,660)	—	—
Deferred tax liabilities	7,979	(7,979)	—	—
Provision for bonuses	1,537	(1,537)	—	—
Other current liabilities	50,859	(50,859)	—	—
		302	—	302	Provisions
		18,660	—	18,660	Other financial liabilities
		20,497	1,157	21,654	Other current liabilities

Total current liabilities	771,299	(7,980)	1,385	764,704	Total current liabilities

Long-term liabilities					Non-current liabilities
		176,197	(827)	175,370	Bonds and borrowings
Bonds payable	40,000	(40,000)	—	—
Long-term loans	136,197	(136,197)	—	—
Deferred tax liabilities	15,663	7,979	45,815	69,457	Deferred tax liabilities
Net defined benefit liabilities	122,238	—	29,081	151,319	Net defined benefit liabilities
Provision for repairs	22,369	(22,369)	—	—
Provision for directors’ retirement benefits	37	(37)	—	—
Asset retirement obligations	2,399	(2,399)	—	—
		24,768	(22,369)	2,399	Provisions
Other long-term liabilities	4,239	(4,239)	—	—
		—	386	386	Other financial liabilities
		4,277	—	4,277	Other non-current liabilities

Total long-term liabilities	343,142	7,980	52,086	403,208	Total non-current liabilities

Total liabilities	1,114,441	—	53,471	1,167,912	Total liabilities

NET ASSETS					EQUITY
Shareholders’ equity					Equity attributable to owners of the parent
Common stock	35,123	—	—	35,123	Common stock
Capital surplus	49,562	72	4,555	54,189	Capital surplus
Retained earnings	350,737	—	10,415	361,152	Retained earnings
Treasury shares	(142,141)	—	—	(142,141)	Treasury shares

Total shareholders’ equity	293,281	72	14,970	308,323

Accumulated other comprehensive income	315	—	509	824	Other components of equity

				309,147	Total equity attributable to owners of the parent

Subscription rights to shares	72	(72)	—	—
Minority interests	972	—	80	1,052	Non-controlling interests

Total net assets	294,640	—	15,559	310,199	Total equity

Total liabilities and net assets	1,409,081	—	69,030	1,478,111	Total liabilities and equity

Notes to reconciliation of equity

The major adjustments made to equity are as follows:

(a) Reclassifications

Certain reclassifications are made to conform to the provisions of IFRS, and the major reclassifications are as follows:

–	The line items “Notes and accounts receivable – trade”, “Allowance for doubtful accounts” and other receivables included in “Other current assets” under JGAAP are presented as “Trade and other receivables”.

–	Land leasehold included in the line item “Other intangible assets” under JGAAP is presented as “Other current assets” and “Other non-current assets”.

–	“Investments accounted for using the equity method” included in “Investments in securities” under JGAAP is separately presented.

–	Deferred tax assets and deferred tax liabilities separately presented as a current item under JGAAP are fully reclassified as a non-current item.

–	The line items “Notes and accounts payable – Trade”, “Gasoline taxes payable”, “Accrued consumption tax” and other payables included in “Other current liabilities” under JGAAP are presented as “Trade and other payables”.

–	The line items “Short-term borrowings” and “Commercial papers” under JGAAP are presented as “Borrowings” in current liabilities.

–	The line items “Bonds payable” and “Long-term loans” under JGAAP are presented as “Bonds and borrowings” in long-term liabilities.

–	The line item “Asset retirement obligations” under JGAAP is presented as “Provisions”.

–	“Other financial assets” and “Other financial liabilities” are separately presented.

(b) Adjustments for recognition and measurement (amounts in brackets: decrease in assets, liabilities and equity)

Certain adjustments for recognition and measurement are incorporated in the consolidated financial statements to conform to IFRS. Major adjustments are shown below.

(i) Accounting of repair costs

Under JGAAP, TG Group recorded provision for major periodic repair in the future. The provision will be reversed when the repair is incurred in the future. Major periodic repair costs are mainly accounted for as provisions and are not capitalized.

The provision does not meet the recognition criteria under IFRS: provision for repairs is reversed; capital expenditures are capitalized when a repair is made; and such assets are subsequently depreciated. This causes differences in amounts in corresponding accounts in the consolidated financial statements.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Property, plant and equipment	20,581	23,660	18,296
Deferred tax assets	(7,616)	(8,497)	(8,042)
Provisions	(23,634)	(23,863)	(22,369)
Deferred tax liabilities	6,685	8,423	6,795
Goodwill	(4,187)	(4,187)	—
Capital surplus	120	75	—
Retained earnings	25,594	26,285	25,814
Non-controlling interests	13	56	14

(ii) Depreciation method

Under JGAAP, TG Group adopts declining balance method as the depreciation method applied for property, plant and equipment. Under IFRS, TG Group adopts straight line methods for the depreciation method for these assets.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Property, plant and equipment	29,334	29,463	33,342
Deferred tax liabilities	10,079	10,504	11,883
Capital surplus	(5)	—	—
Retained earnings	19,200	18,909	21,398
Non-controlling interests	60	50	61

(iii) Capitalization of taxes related to acquisition of Property, plant and equipment

Under JGAAP, property acquisition tax and registration tax which are levied at the acquisition of lands and buildings are not required to capitalize as a part of the acquisition costs of such assets. Under IFRS, these taxes are included as a part of elements of acquisition cost and shall be capitalized accordingly.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Property, plant and equipment	4,624	4,624	4,624
Deferred tax liabilities	1,648	1,648	1,648
Retained earnings	2,966	2,966	2,966
Non-controlling interests	10	10	10

(iv) Goodwill amortization

Under JGAAP, TG Group amortizes goodwill over 20 years during which the effect of goodwill is expected to appear. Under IFRS, goodwill is not amortized and the amortization cost recognized under JGAAP is reversed accordingly.

The impact of the adjustments on the consolidated statements of financial position is as follows:

	(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Goodwill	34,771	17,320	—
Retained earnings	34,771	17,320	—

(v) Deferred charges for land leasehold

Under JGAAP, leasehold is not charged into expenses when the land lease contract does not clearly state the lease period. Under IFRS, such leasehold is charged into expenses over 30 years which the Land and Building lease Act of Japan assumes as the standard lease period unless otherwise stated on the contract.

The impact of the adjustments on the consolidated statements of financial position is as follows:

		(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Other non-current assets	(5,399)	(5,167)	(4,936)
Deferred tax assets	1,742	1,842	1,759
Retained earnings	(3,628)	(3,299)	(3,152)
Non-controlling interests	(29)	(26)	(25)

(vi) Assessment of the recoverability of deferred tax assets

Under JGAAP, a company shall recognize the deferred tax assets related to deductible temporary differences to the extent that can be realized within a certain future period as stipulated in the guidance with numerical criteria. Under IFRS, a company shall recognize the assets to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and there is no numerical criteria provided.

The impact of the adjustments on the consolidated statements of financial position is as follows:

		(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Deferred tax assets	36,578	36,005	12,817
Capital surplus	232	4,910	4,555
Retained earnings	36,294	31,002	8,206
Non-controlling interests	52	93	56

Note:	Tax effects resulted from the past inter-company transaction of treasury shares is reflected not on retained earnings but on the capital surplus.

(vii) Adjustments related to retirement benefits

Under JGAAP, the Company calculates the value of defined benefit obligation using the straight line method; under IFRS, the Projected Unit Credit Method is used for the calculation. Under JGAAP, the actuarial gains and losses which arise each period are amortized into profit or loss over a fixed period; the unrecognized actuarial differences are recognized, net of deferred tax, as other comprehensive income; and the portion of the unrecognized actuarial differences accumulated in other comprehensive income that is reclassified to profit or loss for the period is transferred through the reconciliation of other comprehensive income. Under IFRS, the Company recognizes the net defined benefit liability in the statement of financial position; and remeasurements of the net defined benefit liability, including actuarial gains and losses, are recognized in other comprehensive income in the period they arise and are immediately reclassified to retained earnings; and they cannot be reclassified to profit or loss in the subsequent periods. Under JGAAP, the past service costs are amortized into expenses over a fixed period; unrecognized past services costs are recognized in other comprehensive income, net of related deferred tax; and the current period’s portion of past service costs accumulated in other comprehensive income is transferred to profit or loss as an adjustment to other comprehensive income. Under IFRS, the past service costs are recognized as an expense in the period they arise.

The impact of the adjustments on the consolidated statements of financial position is as follows:

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Defined benefit assets	(4,222)	(3,298)	(3,326)
Deferred tax assets	5,083	8,661	11,525
Net defined benefit liabilities	10,688	20,827	29,081
Other components of equity	18,413	12,110	—
Goodwill	104	104	—
Capital surplus	(12)	(2)	—
Retained earnings	(28,084)	(27,393)	(20,829)
Non-controlling interests	(40)	(75)	(53)

(viii) Deferred tax liabilities

Under JGAAP, a company is required to recognize the deferred tax liabilities for all future taxable temporary differences. TG does not recognize, however, the deferred tax liability on the future taxable temporary difference arising on investments in one of its subsidiaries as exceptionally stipulated as possible only when it is reasonably predicted that such future taxable income is unlikely to arise. Under IFRS, there is not such exceptional treatment and then the related deferred tax liabilities need to be recognized.

The impact of the adjustments on the consolidated statements of financial position is as follows:

			(Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
Deferred tax liabilities	71,019	78,460	25,284
Retained earnings	(71,019)	(78,460)	(25,284)

(ix) Retained earnings adjustments from JGAAP to IFRS

The impacts of the above adjustments and other adjustments on retained earnings are as follows:

				(Millions of Yen)
		As of December 31, 2015	As of December 31, 2014	Date of transition to IFRS (January 1, 2014)
(i)	Accounting of repair costs	25,594	26,285	25,814
(ii)	Depreciation method	19,200	18,909	21,398
(iii)	Capitalization of taxes related to acquisition of Property, plant and equipment	2,966	2,966	2,966
(iv)	Goodwill amortization	34,771	17,320	—
(v)	Deferred charges for land leasehold	(3,628)	(3,299)	(3,152)
(vi)	Assessment of the recoverability of deferred tax assets	36,294	31,002	8,206
(vii)	Adjustments related to retirement benefits	(28,084)	(27,393)	(20,829)
(viii)	Deferred tax liability	(71,019)	(78,460)	(25,284)
(ix)	Others	203	502	1,296

	Total adjustment to retained earnings	16,297	(12,168)	10,415

Reconciliation of comprehensive income (loss) for the year ended December 31, 2015

	(Millions of Yen)
Accounts under JGAAP	JGAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
Revenue	2,559,983	—	(4,450)	2,555,533	Revenue
Cost of sales	2,453,644	—	(700)	2,452,944	Cost of sales

Gross profit	106,339	—	(3,750)	102,589	Gross profit

Selling, general and administrative expenses	104,322	—	(14,869)	89,453	Selling, general and administrative expenses
		(57)	(33)	(90)	Share of profit (loss) of investments accounted for using the equity method
		12,028	(33)	11,995	Other operating income
		3,116	(40)	3,076	Other operating expenses

Operating income	2,017	8,855	11,093	21,965	Operating profit (loss)

Non-operating income	1,120	(1,120)	—	—
Non-operating expenses	3,431	(3,431)	—	—

Ordinary loss	(294)

Extraordinary gains	11,324	(11,324)	—	—
Extraordinary losses	2,089	(2,089)	—	—
		417	—	417	Finance income
		2,348	208	2,556	Finance costs

Income before income taxes and minority interests	8,941	—	10,885	19,826	Profit (loss) before tax

Income taxes	8,773	—	(16,570)	(7,797)	Income tax benefit

Income before minority interests	168	—	27,455	27,623	Profit (loss) for the year

	(Millions of Yen)
Accounts under JGAAP	JGAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
Other comprehensive income, net of tax					Other comprehensive income, net of tax
Unrealized gain on securities	455	—	184	639	Change in fair value of financial assets measured at fair value through other comprehensive income (loss)
Retirement benefits liability adjustment	(6,344)	—	7,248	904	Remeasurement gains (losses) on defined benefit plans
Share of other comprehensive income (loss) of affiliates accounted for by the equity method	(7)	—	33	26	Share of other comprehensive income (loss) of investments accounted for using the equity method

Total other comprehensive income (loss)	(5,896)	—	7,465	1,569	Other comprehensive income (loss), net of tax

Comprehensive income (loss)	(5,728)	—	34,920	29,192	Total comprehensive income (loss) for the year, net of tax

Reconciliation of comprehensive income (loss) for the year ended December 31, 2014

				(Millions of Yen)
Accounts under JGAAP	JGAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
Revenue	3,344,300	—	(3,731)	3,340,569	Revenue
Cost of sales	3,314,857	—	(597)	3,314,260	Cost of sales

Gross profit	29,443	—	(3,134)	26,309	Gross profit

Selling, general and administrative expenses	102,391	—	(13,713)	88,678	Selling, general and administrative expenses
		791	(130)	661	Share of profit (loss) of investments accounted for using the equity method
		4,678	(73)	4,605	Other operating income
		6,000	(213)	5,787	Other operating expenses

Operating loss	(72,948)	(531)	10,589	(62,890)	Operating profit (loss)

Non-operating income	3,147	(3,147)	—	—
Non-operating expenses	3,582	(3,582)	—	—

Ordinary loss	(73,383)

Extraordinary gains	2,632	(2,632)	—	—
Extraordinary losses	5,210	(5,210)	—	—
		310	—	310	Finance income
		2,792	1,211	4,003	Finance costs

Loss before income taxes and minority interests	(75,961)	—	9,378	(66,583)	Profit (loss) before tax

Income taxes	(62,090)	—	27,287	(34,803)	Income tax benefit

Loss before minority interests	(13,871)	—	(17,909)	(31,780)	Profit (loss) for the year

				(Millions of Yen)
Accounts under JGAAP	JGAAP	Reclassification	Adjustments for recognition and measurement	IFRS	Accounts under IFRS
Other comprehensive income, net of tax					Other comprehensive income, net of tax
Unrealized gain on securities	259	—	(551)	(292)	Change in fair value of financial assets measured at fair value through other comprehensive income (loss)
Retirement benefits liability adjustment	(12,116)	—	7,414	(4,702)	Remeasurement gains (losses) on defined benefit plans
Share of other comprehensive income of affiliates accounted for by the equity method	2	—	—	2	Share of other comprehensive income (loss) of investments accounted for using the equity method

Total other comprehensive income (loss)	(11,855)	—	6,863	(4,992)	Other comprehensive income (loss), net of tax

Comprehensive income (loss)	(25,726)	—	(11,046)	(36,772)	Total comprehensive income (loss) for the year, net of tax

Notes to reconciliation of comprehensive income for the years ended December 31, 2015 and 2014

The major adjustments to comprehensive income are as follows:

(a) Reclassifications

Certain reclassifications are made to conform to the provisions of IFRS, and the major reclassifications are as follows:

–	“Finance income” and “Finance costs” are separately presented in accordance with the presentation provisions of IFRS.

–	“Non-operating income” and “Extraordinary gains” under JGAAP are included in “Other operating income” or “Finance income”, and “Non-operating expenses” and “Extraordinary losses” under JGAAP are included in “Other operating expenses” or “Finance costs”.

–	“Share of profit (loss) of investments accounted for using the equity method”, a component of “Non-operating income (expenses)” under JGAAP, is separately presented.

–	The line items separately presented as “Foreign currency exchange gain, net” (in “Non-operating income”), “Gain on sales of property, plant and equipment” (in “Extraordinary gains”) under JGAAP is included in “Other operating income”.

–	The line items separately presented as “Foreign currency exchange loss, net” (in “Non-operating expenses”), “Loss on sales and disposal of property, plant and equipment” (in “Extraordinary losses”) and “Impairment loss” (in “Extraordinary losses”) under JGAAP are included in “Other operating expenses”.

–	The line items “Interest income” (in “Non-operating income”) and “Dividend income” (in “Non-operating income”) under JGAAP are included in “Finance income”.

–	The items of other comprehensive income (loss) are grouped into “Items that will not be reclassified to profit or loss”.

(b) Adjustments for recognition and measurement (amounts in brackets: a decrease in income, expenses and profit)

Certain adjustments for recognition and measurement are incorporated in the consolidated financial statements to conform to IFRS. Major adjustments are shown below.

(i) Revenue recognition

Certain indirect taxes which TG Group collected as an agent are included in “Revenue” under JGAAP. Under IFRS, such taxes are not considered to result in an increase in equity, and therefore, “Revenue” and “Costs of sales” are offset.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	(4,450)	(3,731)
Cost of sales	(4,450)	(3,731)
Gross profit	—	—

Revenueand Cost of sales under JGAAP for the years ended December 31, 2015 and 2014 were overstated by 67,868 million yen and 106,797 million yen, respectively in the Company’s Japanese annual securities reports for 2015 and 2014. Such overstatements are corrected in these consolidated financial statements.

(ii) Accounting of repair costs

The detail is described in Note 38 “First-time adoption of IFRS”, “Notes to reconciliation of equity”, “(b) Adjustment for recognition and measurement”, “(ii) Accounting of repair costs”.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Cost of sales	3,111	(275)
Selling, general and administrative expenses	196	80
Operating profit (loss)	(3,307)	195
Profit (loss) before tax	(3,307)	195
Income tax expense (benefit)	(2,619)	(274)
Profit (loss) for the year	(688)	469

(iii) Depreciation method

The detail is described in Note 38 “First-time adoption of IFRS”, “Notes to reconciliation of equity”, “(b) Adjustment for recognition and measurement”, “(iv) Depreciation method”.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Cost of sales	(51)	3,325
Selling, general and administrative expenses	180	554
Operating profit (loss)	(129)	(3,879)
Profit (loss) before tax	(129)	(3,879)
Income tax expense (benefit)	(425)	(1,379)
Profit (loss) for the year	296	(2,500)

(iv) Goodwill amortization

The detail is described in Note 38 “First-time adoption of IFRS”, “Notes to reconciliation of equity”, “(b) Adjustment for recognition and measurement”, “(i) Goodwill amortization”.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Selling, general and administrative expenses	(17,451)	(17,320)
Operating profit (loss)	17,451	17,320
Profit (loss) before tax	17,451	17,320

(v) Adjustments related to retirement benefits

The detail is described in Note 38 “First-time adoption of IFRS”, “Notes to reconciliation of equity”, “(b) Adjustment for recognition and measurement”, “(iii) Adjustments related to retirement benefits”.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Cost of sales	667	517
Selling, general and administrative expenses	1,949	2,540
Operating profit (loss)	(2,616)	(3,057)
Profit (loss) before tax	(2,616)	(3,057)
Income tax expense (benefit)	(932)	(1,167)
Profit (loss) for the year	(1,684)	(1,890)

The impact of the adjustments on the consolidated statements of comprehensive income is as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Remeasurement gains (losses) on defined benefit plans	7,248	7,414
Total other comprehensive income (loss), net of tax	7,248	7,414

(vi) Assessment of the recoverability of deferred tax assets

The detail is described in Note 38 “First-time adoption of IFRS”, “Notes to reconciliation of equity”, “(b) Adjustment for recognition and measurement”, “(vi) Assessment of the recoverability of deferred tax assets”.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Income tax expense (benefit)	(5,251)	(22,833)
Profit (loss) for the year	5,251	22,833

(vii) Deferred tax liabilities

The detail is described in Note 38 “First-time adoption of IFRS”, “Notes to reconciliation of equity”, “(b) Adjustment for recognition and measurement”, “(viii) Deferred tax liabilities”.

The impact of the adjustments on the consolidated statements of profit or loss is as follows:

	(Millions of Yen)
	Year ended December 31, 2015	Year ended December 31, 2014
Income tax expense (benefit)	(7,441)	53,176
Profit (loss) for the year	7,441	(53,176)

Reconciliation of cash flows for the years ended December 31, 2015 and 2014

In the year ended December 31, 2015, net cash flows from operating activities under IFRS were by 4,016 million yen more than those under JGAAP, while net cash flows used in investing activities were less by the same amount. Similarly, in the year ended December 31, 2014, net cash flows from operating activities under IFRS were by 7,554 million yen more than those under JGAAP, while net cash flow used in investing activities were less by the same amount.

The difference is mainly due to the different criteria for capitalization: major periodic repair costs are generally capitalized under IFRS while they are expensed as incurred under JGAAP; and the additional capitalization under IFRS increases net operating cash flow and decreases net investment cash flow compared to those under JGAAP.

There are no material adjustments other than as described above.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed consolidated statements of financial position

	(Millions of Yen)
	Notes	As of June 30, 2016	As of December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	10	13,760	100,162
Trade and other receivables	10, 15	152,993	187,399
Inventories	6	218,591	191,500
Income tax receivable		4,575	4,100
Other financial assets	10	522	123
Other current assets		12,344	9,747

Total current assets		402,785	493,031

Non-current assets
Property, plant and equipment	7, 8	371,261	368,278
Goodwill		321,640	321,640
Intangible assets		13,514	14,093
Investments accounted for using the equity method		17,063	18,652
Other financial assets	10	13,725	16,026
Deferred tax assets		80,025	83,933
Other non-current assets		9,839	8,410

Total non-current assets		827,067	831,032

Total assets		1,229,852	1,324,063

LIABILITIES
Current liabilities
Trade and other payables	10	355,381	423,917
Borrowings	9, 10	116,787	118,180
Income taxes payable		3,570	1,761
Provisions		289	348
Other financial liabilities	10	24,042	24,075
Other current liabilities		27,827	30,042

Total current liabilities		527,896	598,323

Non-current liabilities
Bonds and borrowings	9, 10	191,196	215,401
Deferred tax liabilities		85,520	89,954
Net defined benefit liabilities		144,095	143,682
Provisions		3,290	3,211
Other financial liabilities	10	2,466	1,647
Other non-current liabilities		2,361	2,423

Total non-current liabilities		428,928	456,318

Total liabilities		956,824	1,054,641

EQUITY
Equity attributable to owners of the parent
Common stock	11	35,123	35,123
Capital surplus	11, 15	49,039	49,015
Retained earnings	11	190,269	325,346
Treasury shares	11	(1,250)	(142,278)
Other components of equity	10, 11	(385)	1,194

Total equity attributable to owners of the parent		272,796	268,400
Non-controlling interests		232	1,022

Total equity		273,028	269,422

Total liabilities and equity		1,229,852	1,324,063

The above condensed consolidated statements of financial position should be read in conjunction with the accompanying notes.

Condensed consolidated statements of profit or loss

	(Millions of Yen)
	Notes	Six-month period ended June 30, 2016	Six-month period ended June 30, 2015
Revenue	5, 15
Sales of goods		955,663	1,314,154
Cost of sales	6, 15	891,045	1,227,640

Gross profit		64,618	86,514
Selling, general and administrative expenses	15	45,373	44,363
Share of profit (loss) of investments accounted for using the equity method		(644)	122
Other operating income		2,061	10,189
Other operating expenses	8	1,152	1,276

Operating profit		19,510	51,186
Finance income		224	326
Finance costs		2,002	926

Profit before tax		17,732	50,586
Income tax expense		3,740	14,193

Profit for the period		13,992	36,393

Profit for the period attributable to:
Owners of the parent		13,537	36,395
Non-controlling interests		455	(2)

Profit for the period		13,992	36,393

			(Yen	)
Earnings per share for profit attributable to owners of the parent	13
Basic		37.16	99.91
Diluted		37.14	99.86

The above condensed consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

Condensed consolidated statements of comprehensive income

	(Millions of Yen)
	Notes	Six-month period ended June 30, 2016	Six-month period ended June 30, 2015
Profit for the period		13,992	36,393

Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss
Change in fair value of financial assets measured at fair value through other comprehensive income (loss)		(1,555)	947
Remeasurement gains (losses) on defined benefit plans		(648)	(1,409)
Share of other comprehensive income of investments accounted for using the equity method		(27)	23

Total other comprehensive income (loss), net of tax		(2,230)	(439)

Total comprehensive income for the period		11,762	35,954

Comprehensive income for the period attributable to:
Owners of the parent		11,298	35,914
Non-controlling interests		464	40

Total comprehensive income for the period		11,762	35,954

Condensed consolidated statements of changes in equity

	(Millions of Yen)
	Notes	Common stock	Capital surplus	Retained earnings	Treasury shares	Other components of equity
						Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurement gains (losses) on defined benefit plans	Total	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
As of January 1, 2015		35,123	62,551	310,744	(142,202)	510	—	510	266,726	1,004	267,730
Comprehensive income (loss)
Profit (loss) for the period				36,395					36,395	(2)	36,393
Other comprehensive income (loss)						969	(1,450)	(481)	(481)	42	(439)

Total comprehensive income (loss)		—	—	36,395	—	969	(1,450)	(481)	35,914	40	35,954
Transactions with owners
Contributions by and distributions to owners
Purchase of treasury shares					(49)				(49)		(49)
Disposal of treasury shares			4		13				17		17
Cash dividends	12			(6,922)					(6,922)		(6,922)
Share option scheme			24						24		24
Other
Transfer from the other components of equity to retained earnings	10			(1,472)		22	1,450	1,472	—		—

Total transactions with owners		—	28	(8,394)	(36)	22	1,450	1,472	(6,930)	—	(6,930)

As of June 30, 2015		35,123	62,579	338,745	(142,238)	1,501	—	1,501	295,710	1,044	296,754

As of January 1, 2016		35,123	49,015	325,346	(142,278)	1,194	—	1,194	268,400	1,022	269,422
Comprehensive income
Profit for the period				13,537					13,537	455	13,992
Other comprehensive income (loss)						(1,579)	(660)	(2,239)	(2,239)	9	(2,230)

Total comprehensive income (loss)		—	—	13,537	—	(1,579)	(660)	(2,239)	11,298	464	11,762
Transactions with owners
Contributions by and distributions to owners
Purchase of treasury shares	11				(12)				(12)		(12)
Disposal of treasury shares	11		—		1				1		1
Cancellation of treasury shares	11		(6)	(141,033)	141,039				—		—
Cash dividends	12			(6,921)					(6,921)		(6,921)
Share option scheme			30						30		30
Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests										(1,254)	(1,254)
Other
Transfer from the other components of equity to retained earnings				(660)			660	660	—		—

Total transactions with owners		—	24	(148,614)	141,028	—	660	660	(6,902)	(1,254)	(8,156)

As of June 30, 2016		35,123	49,039	190,269	(1,250)	(385)	—	(385)	272,796	232	273,028

The above condensed consolidated statements of change in equity should be read in conjunction with the accompanying notes.

Condensed consolidated statements of cash flows

	(Millions of Yen)
	Notes	Six-month period ended June 30, 2016	Six-month period ended June 30, 2015
Cash flows from operating activities
Profit before tax		17,732	50,586
Depreciation and amortization	7	16,951	15,776
(Gain) loss on sales and retirement of non-current assets		(1,053)	806
Impairment loss	8	135	89
Changes in net defined benefit liabilities		325	(346)
Increase in provisions		21	349
Finance income		(224)	(326)
Finance costs		2,002	926
Share of (profit) loss of investments accounted for using the equity method		644	(122)
(Increase) decrease in trade and other receivables		34,405	21,788
(Increase) decrease in inventories		(27,091)	12,368
Increase (decrease) in trade and other payables		(68,500)	(66,492)
Others		(5,138)	(10,684)

Subtotal		(29,791)	24,718

Interest received		81	72
Dividends received		927	1,061
Interest paid		(1,171)	(1,247)
Income taxes received		3,866	25,451
Income taxes paid		(6,743)	(24,085)

Net cash flows from operating activities		(32,831)	25,970

Cash flows from investing activities
Purchase of financial assets (equity investments), which is measured at fair value through other comprehensive income		(150)	(3,023)
Purchase of property, plant and equipment	7	(19,155)	(16,220)
Proceeds from sale of property, plant and equipment		1,912	1,003
Purchase of intangible assets		(1,166)	(945)
Proceeds from sale of intangible assets		1	321
Other		239	635

Net cash flows used in investing activities		(18,319)	(18,229)

Cash flows from financing activities
Increase (decrease) in short-term borrowings, net		(1,387)	(1,939)
Increase (decrease) in commercial papers, net		—	(15,000)
Proceeds from long-term borrowings		5,000	—
Repayment of long-term borrowings		(29,289)	(3,789)
Cash dividends paid to owner of the parent	12	(6,921)	(6,922)
Repayments to non-controlling interests		(1,254)	—
Other		(10)	(32)

Net cash flows used in financing activities		(33,861)	(27,682)

Net increase (decrease) in cash and cash equivalents		(85,011)	(19,941)

Cash and cash equivalents at beginning of the period		100,162	35,049
Net foreign exchange difference		(1,391)	170

Cash and cash equivalents at end of the period		13,760	15,278

The above condensed consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the condensed consolidated financial statements

1. Reporting entity

TonenGeneral Sekiyu K.K. (the “Company”) is a corporation domiciled in Japan. The accompanying condensed consolidated financial statements of the Company for the six-month periods ended on June 30, 2016 and 2015 comprise the financial statements of the Company and its subsidiaries (collectively “TG Group”).

The Company’s head office is located at 1-8-15 Kohnan, Minato-Ku, Tokyo, Japan.

The principal operations and activities of TG Group are described in Note 5 “Segment information”.

On August 31, 2016, the Company and JX Holdings, Inc. executed a business integration agreement and other agreements based on resolutions adopted at their respective board of directors meetings. The Business Integration is subject to approval at the general meetings of shareholders of both companies, the approval of the relevant governmental authorities, and other conditions. The detail of the agreement is described in Note 16 “Subsequent events”.

2. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard No. 34 Interim Financial Reporting (“IAS 34”) and not all information required in consolidated financial statements as of the end of fiscal year is included. Therefore, the condensed consolidated financial statements should be used with consolidated financial statements of the previous fiscal year.

The condensed consolidated financial statements were approved by the Company’s Representative Director and President, Jun Mutoh, and Senior Managing Director, Yasushi Onoda, on September 26, 2016.

3. Significant accounting policies

Significant accounting policies applied in the accompanying condensed consolidated financial statements are the same as those applied in the consolidated financial statements of the previous fiscal year, except for the recognition of income tax as required under IAS 34. The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.

4. Critical accounting estimates and judgments

Preparation of TG Group’s condensed consolidated financial statements requires management’s estimates and judgments. These estimates and judgments are based on the best estimates of management in light of historical experience and various factors deemed to be reasonable at the end of the reporting period. Actual results may differ from those estimates and judgments.

The key estimates and judgments that may have the most significant effect on TG Group’s condensed consolidated financial statements are the same as those of the previous fiscal year.

5. Segment information

Description of reportable segments

TG Group’s reportable segments are components of TG Group for which discrete financial information is available, and such information is regularly reviewed by the board of directors, the chief operating decision maker, in order to determine the allocation of management resources and to evaluate the business performance. TG Group is composed of two reportable segments determined by product and service which are “Oil” and “Chemical”.

The details of the major products of each reportable segment are as follows:

Segments	Major products
Oil	Gasoline, naphtha, jet fuel, kerosene, diesel fuel, fuel oils, lubricants oils, LPG
Chemical	Olefins, aromatics, hydrocarbon fluids, petroleum resins, polyethylene

Revenue, profit or loss and other items by reportable segment

TG Group evaluates the performance of its operating segments using operating income (loss) as the principal basis for measurement, which is determined in accordance with the generally accepted accounting principles in Japan (“JGAAP”). Operating income (loss) is a widely used measure in Japan for evaluating the core profitability of a company’s operations, and forms the basis of the internal reporting which is used by the chief operating decision maker to make decisions on resource allocation. It is defined as a segment profit (loss) before non-operating and extraordinary gains or losses (as such terms are defined under JGAAP), taxes and non-controlling interests and is calculated by subtracting segment operating expenses from segment revenue (before the elimination of inter-segment transactions). Therefore, some accounting policies of the segments are different from those of TG Group under IFRS and such differences between JGAAP and IFRS are presented as “GAAP reconciliations” in the tables below.

Inter-segment revenue and transfer are based on prevailing market prices.

Revenue, profit or loss, and other items by reportable segment of TG Group are as follows:

(a) Six-month period ended June 30, 2016

	(Millions of Yen)
	Oil	Chemical	Eliminations	Total	GAAP Reconciliations (Note 1)	Consolidated
Revenue
Revenue from external customers	840,791	117,198	—	957,989	(2,326)	955,663
Inter-segment revenue or transfer	616,967	15,715	(632,682)	—	—	—

Total	1,457,758	132,913	(632,682)	957,989	(2,326)	955,663

Segment profit (loss)	(3,806)	20,739	—	16,933	—	—

Notes:	1.	The GAAP reconciliations is to reconcile revenue from external customers to revenue recorded in the condensed consolidated statements of profit or loss and relate to the gas oil delivery taxes which TG Group collected from customers as an agent.
	2.	The following is the reconciliation of total segment profit to profit before tax in the condensed consolidated statements of profit or loss:

(Millions of Yen)
Segment profit (loss)	16,933

GAAP reconciliations: adjustments and reclassifications
Goodwill amortization	8,726
Depreciation and amortization (for assets other than goodwill)	(5,152)
Retirement benefits	247
Reversal of provisions for major periodic repair / Capitalization of repair costs	2,045
Property taxes	(2,667)
Interest expenses (net)	(1,103)
Other adjustments and reclassifications	(1,297)

Total GAAP reconciliations	799

Profit before tax in the condensed consolidated statements of profit or loss	17,732

(b) Six-month period ended June 30, 2015

						(Millions of Yen)
	Oil	Chemical	Eliminations	Total	GAAP Reconciliations (Note 1)	Consolidated
Revenue
Revenue from external customers	1,174,506	141,771	—	1,316,277	(2,123)	1,314,154
Inter-segment revenue or transfer	879,966	24,912	(904,878)	—	—	—

Total	2,054,472	166,683	(904,878)	1,316,277	(2,123)	1,314,154

Segment profit	25,870	14,846	—	40,716	—	—

Notes:	1.	The GAAP reconciliations is to reconcile revenue from external customers to revenue recorded in the condensed consolidated statements of profit or loss and relate to the gas oil delivery taxes which TG Group collected from customers as an agent.
	2.	Revenue and Cost of sales under JGAAP for the six-month period ended June 30, 2015 were overstated by 67,868 million yen in the Company’s Japanese quarterly securities reports for the same period. Such overstatements are corrected in these condensed consolidated financial statements.
	3.	The following is the reconciliation of total of segment profit to profit before tax in the condensed consolidated statements of profit or loss:

(Millions of Yen)
Segment profit	40,716

GAAP reconciliations: adjustments and reclassifications
Goodwill amortization	8,726
Depreciation and amortization (for assets other than goodwill)	(4,543)
Retirement benefits	(1,249)
Reversal of provisions for major periodic repair / Capitalization of repair costs	2,149
Property taxes	(2,717)
Interest expenses (net)	(1,178)
Gain on dilution of shares in associate (Note)	9,617
Other adjustments and reclassifications	(935)

Total GAAP reconciliations	9,870

Profit before tax in the condensed consolidated statements of profit or loss	50,586

Note:	Gain on dilution of shares in associate to form a jointly controlled LPG associate

On April 1, 2015, the Company, Showa Shell Sekiyu K.K., Sumitomo Corporation, and Enessance Holdings Co., Ltd. (established in 2008 by Showa Shell Sekiyu K.K. and Sumitomo Corporation with equity stakes of 51% and 49%, respectively) carried out the absorption-type spin-offs with Cosmo Petroleum Gas K.K. as the succeeding company for the transaction. The succeeding company was renamed as Gyxis Corporation and the Company judges Gyxis as the jointly controlled company based on the shareholders’ agreement and other conditions. The purpose of the transaction is to integrate the LP gas import, wholesale, and export operations into Gyxis to create the competitive LP gas company.

The Company owns 25.0% shares in Gyxis to treat the company as an associate accounted for using the equity method. As a result of the transaction, the Company recognized 9,617 million yen as “Gain on dilution of shares in associate” in “other operating income” on the condensed consolidated statements of profit or loss.

Revenue from major products and services

The categories of major products and services correspond to the reportable segment. For the details, see “Revenue, profit or loss and other items by reportable segment”.

6. Inventories

The components of inventories are as follows:

	(Millions of Yen)
	As of June 30, 2016	As of December 31, 2015
Merchandise and finished goods	65,689	64,275
Semi-finished goods	37,036	35,332
Raw materials	108,311	83,693
Supplies	7,555	8,200

Total	218,591	191,500

The write-down of inventories for the six-month periods ended June 30, 2016 and 2015 are 1,051 million yen and 2,164 million yen, respectively.

The carrying amount of inventories carried at net realizable value as of June 30, 2016 and December 31, 2015 are 11,958 million yen and 130,080 million yen, respectively.

7. Property, plant and equipment

Changes in cost and accumulated depreciation and impairment losses of property, plant and equipment are as follows:

	(Millions of Yen)
Cost	Buildings and structures	Tanks	Machinery, equipment and vehicles	Tools, furniture and fixtures	Land	Construction in progress	Total
As of December 31, 2015	279,528	101,184	731,291	22,522	185,587	24,249	1,344,361

Acquisitions	722	542	3,952	144	44	13,751	19,155
Disposals	(758)	(87)	(2,548)	(328)	(506)	—	(4,227)
Transfer from construction in progress	1,752	1,314	9,958	351	—	(13,375)	—
Other	2	—	(95)	(1)	—	—	(94)

As of June 30, 2016	281,246	102,953	742,558	22,688	185,125	24,625	1,359,195

	(Millions of Yen)
Accumulated depreciation and impairment losses	Buildings and structures	Tanks	Machinery, equipment and vehicles	Tools, furniture and fixtures	Land	Construction in progress	Total
As of December 31, 2015	(204,580)	(83,136)	(662,317)	(18,821)	(7,229)	—	(976,083)

Depreciation	(3,263)	(1,467)	(9,808)	(669)	—	—	(15,207)
Impairment losses	(69)	—	(2)	(5)	(59)	—	(135)
Disposals	577	81	2,507	326	—	—	3,491
Other

As of June 30, 2016	(207,335)	(84,522)	(669,620)	(19,169)	(7,288)	—	(987,934)

	(Millions of Yen)
Carrying amount	Buildings and structures	Tanks	Machinery, equipment and vehicles	Tools, furniture and fixtures	Land	Construction in progress	Total
As of December 31, 2015	74,948	18,048	68,974	3,701	178,358	24,249	368,278
As of June 30, 2016	73,911	18,431	72,938	3,519	177,837	24,625	371,261
8. Impairment of non-financial assets

The smallest cash-generating unit for TG Group is a service station site or a refinery site. The recoverable amounts of operating assets are measured mainly based on their value-in-use; the recoverable amounts of idle assets or assets to be divested are measured mainly based on their fair values less costs of disposal.

Impairment losses for certain assets were recognized in the six-month periods ended June 30, 2016 and 2015 which is included in “Other operating expenses” in the condensed consolidated statements of profit or loss.

The components of impairment losses by reportable segment are as follows:

	(Millions of Yen)
Segment	Use	Category	Six-month period ended June 30, 2016	Six-month period ended June 30, 2015
Oil	Service stations	Land	59	89
Oil	Welfare facilities	Buildings and structures	69	—
		Machinery, equipment and vehicles	2	—
		Tools, furniture and fixtures	5	—

Total impairment losses			135	89

Note:	Impairment losses recognized in the six-month periods ended June 30, 2016 and 2015 are related to idle lands for former service stations use and company owned welfare facilities. The recoverable amounts are estimated based on the posted land prices, other price indexes and estimated selling prices.

9. Bonds and borrowings

The components of bonds are as follows:

	(Millions of Yen)
Company name	Bond name	Date of issue	As of June 30, 2016	As of December 31, 2015	Interest rate (%)	Collateral	Maturity
TonenGeneral Sekiyu K.K.	First, unsecured	December 5, 2012	9,986	9,981	0.535	None	December 5, 2017
TonenGeneral Sekiyu K.K.	Second, unsecured	December 5, 2012	9,975	9,972	0.850	None	December 5, 2019
TonenGeneral Sekiyu K.K.	Third, unsecured	December 5, 2012	9,967	9,965	1.222	None	December 5, 2022
TonenGeneral Sekiyu K.K.	Fourth, unsecured	June 25, 2013	9,972	9,968	0.999	None	June 25, 2020
TonenGeneral Sekiyu K.K.	Fifth, unsecured	March 20, 2014	19,956	19,949	0.429	None	March 20, 2019
TonenGeneral Sekiyu K.K.	Sixth, unsecured	March 20, 2014	14,946	14,940	0.713	None	March 20, 2021
TonenGeneral Sekiyu K.K.	Seventh, unsecured	October 23, 2014	9,955	9,952	0.925	None	October 23, 2024

Total			84,757	84,727

The components of borrowings are as follows:

	(Millions of Yen)
	As of June 30, 2016	As of December 31, 2015
Current liabilities
Short-term borrowings	115,522	116,909
Current portion of long-term borrowings	1,265	1,271

Total current liabilities	116,787	118,180

Non-current liabilities
long-term borrowings	106,439	130,674

Total non-current liabilities	106,439	130,674

	(Millions of Yen)
	As of June 30, 2016	As of December 31, 2015
The loan facility of the commitment line agreements	130,000	130,000

10. Financial instruments

Classification of financial instruments

	(Millions of Yen)
	As of June 30, 2016	As of December 31, 2015
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	13,760	100,162
Trade and other receivables	152,993	187,399
Other financial assets	401	604
Financial assets measured at FVOCI
Other financial assets (security investment)	13,326	15,469
Financial assets measured at FVPL
Other financial assets (derivatives)	520	76

Total financial assets	181,000	303,710

Financial liabilities
Financial liabilities measured at amortized cost
Trade and other payables	355,381	423,917
Bonds and borrowings	307,983	333,581
Other financial liabilities	22,375	23,619
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	4,133	2,103

Total financial liabilities	689,872	783,220

Fair value of financial instruments

(a) Carrying amounts and fair value of financial instruments measured at amortized cost

	(Millions of Yen)
	As of June 30, 2016		As of December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortized cost
Bonds and borrowings	307,983	314,459	333,581	337,728

Financial instruments whose carrying amounts are reasonably similar to fair values are not included in the table above.

Financial instruments that are measured at fair value on a recurring basis are also excluded because their fair values are the same as the carrying amounts.

Fair value is determined as follows:

(i) Cash and cash equivalents, trade and other receivables, trade and other payables, other financial assets and liabilities

Fair value of these instruments approximates their carrying amount due to their short-term maturities, and these are classified as Level 1.

(ii) Bonds and borrowings

Fair value of bonds and borrowings is determined by discounting future cash flow to their present value using the rate that would be applied to TG Group’s current borrowings of similar nature. These are classified as Level 2 because the inputs are observable.

(b) Financial assets and financial liabilities measured at fair value

TG Group categorizes fair value hierarchy into the following three levels, according to the type of observable inputs used in fair value measurement:

•	Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices included within level 1 that are observable either directly or indirectly

•	Level 3: Unobservable inputs

The following tables represent the assets and liabilities of TG Group that are measured at fair value on a recurring basis:

(i) As of June 30, 2016

	(Millions of Yen)
	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets measured at FVOCI
Other financial assets (equity investments)	4,649	—	8,677	13,326
Financial assets measured at FVPL
Other financial assets (derivatives)	—	520	—	520
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	—	4,133	—	4,133

(ii) As of December 31, 2015

	(Millions of Yen)
	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Financial assets measured at FVOCI
Other financial assets (equity investments)	6,069	—	9,400	15,469
Financial assets measured at FVPL
Other financial assets (derivatives)	—	76	—	76
Financial liabilities measured at FVPL
Other financial liabilities (derivatives)	—	2,103	—	2,103

TG Group recognizes transfers among fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

During the reporting period, there were no transfers between level 1 and level 2.

Fair value is determined as follows:

Other financial assets (derivatives) and other financial liabilities (derivatives)

Within derivatives, fair value of foreign exchange forward contracts is determined based on forward exchange quotation at end of the period. Fair value of interest rate swaps is determined by discounting future cash flows to their present value using the remaining period to maturity and the rate at end of the period. Fair value of commodity derivatives is determined based on publicly available indexes. All of these derivatives are classified as Level 2.

Other financial assets (equity investment)

Fair value of listed equity investments is determined using unadjusted quoted price at end of the period and these equity investments are classified as Level 1. Fair value of unlisted equity investments is determined using appropriate valuation approaches such as comparable companies approach. Unlisted equity investments are classified as level 3, because one or more of the significant inputs are not based on observable market data.

(c) Financial assets classified as Level 3

Changes in other financial assets (equity investments) classified as Level 3 during the reporting period is shown below:

	(Millions of Yen)
	Six-month period ended June 30, 2016	Six-month period ended June 30, 2015
At beginning of the period	9,400	5,841

Other comprehensive income	(873)	310
Purchases	150	4
Sales	—	(709)

At end of the period	8,677	5,446

Gains or losses recognized in other comprehensive income are included in “Financial assets measured at fair value through other comprehensive income” in the condensed consolidated statements of comprehensive income.

According to TG Group’s policy, fair value of unlisted equity investments classified as Level 3 is measured by the Company. Appropriateness of fair value determination is verified on a continuous basis through the valuation policy and the valuation model developed, maintained and updated by the Company, and periodic monitoring of businesses of each unlisted company evaluated and their comparable listed companies.

A significant unobservable input used in the measurement of fair value of unlisted equity investments classified as Level 3 is illiquidity discount. Fair value increases (decreases) when illiquidity discount decreases (increases). The illiquidity discount applied by TG Group is 30%. Change in fair value arising from changes of inputs into reasonably possible alternative assumptions, would not be significant.

Derivative financial instruments and hedge accounting

TG Group uses derivative financial instruments including foreign exchange forward contracts, interest rate swaps and commodity forward contracts to hedge future cash flow fluctuation risk due to foreign exchange, interest rate and commodity price fluctuations.

At end of the six-month period ended June 30, 2016, cash flows are expected to arise and affect profit or loss of the period from June 2016 to August 2023.

Fair value and notional amount of derivatives to which hedge accounting is not applied are as follows. Derivative financial instruments are included in other financial assets or other financial liabilities in the condensed consolidated statements of financial position. There is no derivative to which hedge accounting is applied.

(a) Derivatives to which hedge accounting is not applied

(i) As of June 30, 2016

	(Millions of Yen)
	Notional amount	Fair value
		Asset	Liability
Currency-related
Foreign exchange forward contracts	35,458	475	1,667
Interest rate-related
Interest rate swaps	51,712	—	2,466
Commodity-related
Crude price swaps	2,273	45	—

Total	89,443	520	4,133

(ii) As of December 31, 2015

	(Millions of Yen)
	Notional amount	Fair value
		Asset	Liability
Currency-related
Foreign exchange forward contracts	34,541	76	369
Interest rate-related
Interest rate swaps	51,712	—	1,647
Commodity-related
Crude price swaps	8,909	—	87

Total	95,162	76	2,103

11. Equity and other equity items

Common stock

Changes in the number of stocks authorized and stocks issued are as follows:

	(Share in thousands)
	Number of stocks authorized	Number of stocks issued
As of January 1, 2016	880,938	565,182

Increase (decrease)	—	(199,182)

As of June 30, 2016	880,938	366,000

Notes:	1.	All the stocks issued by the Company are common stocks with no par value.
	2.	Stocks issued are fully paid-up.
	3.	Each stock issued carries one voting right and dividend right.
	4.	On February 29, 2016, the Company canceled 199,182 thousand treasury shares on the resolution of the Board of Directors of the Company held on February 12, 2016.

Capital surplus and retained earnings

Capital surplus is composed of additional paid-in capital and other capital surplus. Retained earnings are composed of legal reserves and other retained earnings. The Companies Act provides that 10% of dividend from retained earnings shall be appropriated as additional paid-in capital or as legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of common stock.

Treasury shares

Changes in the number and amount of treasury shares are as follows:

	Number of stocks (Share in thousands)	Amount (Millions of Yen)
As of January 1, 2016	200,936	142,278

Increase (decrease), net	(199,172)	(141,028)

As of June 30, 2016	1,764	1,250

Other components of equity

(a) Changes in fair value of financial assets measured at FVOCI

This is the valuation difference in fair value of financial assets measured at FVOCI.

(b) Remeasurement gains (losses) on defined benefit plans

This is the effects of differences between the actuarial assumptions at the beginning of the year and the actual result, and the effect of changes in actuarial assumptions related to defined benefit plans.

12. Dividends

Dividends paid during the six-month period ended June 30, 2016 are as follows:

Resolutions	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on March 25, 2016	Ordinary shares	6,921	19.0	December 31, 2015	March 28, 2016

Dividends whose record date falls in the six-month period ended June 30, 2016 and the effective date falls in the next period are as follows:

Resolutions	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Board of directors on August 12, 2016	Ordinary shares	6,920	19.0	June 30, 2016	September 12, 2016

Dividends paid during the six-month period ended June 30, 2015 are as follows:

Resolutions	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on March 25, 2015	Ordinary shares	6,922	19.0	December 31, 2014	March 26, 2015

Dividends whose record date falls in the six-month period ended June 30, 2015 and the effective date falls in the next period are as follows:

Resolutions	Share class	Total dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Board of directors on August 14, 2015	Ordinary shares	6,921	19.0	June 30, 2015	September 11, 2015

13. Earnings per share

Basic earnings per share attributable to owners of the parent are as follows:

	Six-month period ended June 30, 2016	Six-month period ended June 30, 2015
Profit for the period attributable to owners of the parent (Millions of Yen)	13,537	36,395
Weighted average number of ordinary shares during the period (Thousand shares)	364,240	364,290
Profit for the period attributable to owners of the parent per share (Yen)	37.16	99.91

Diluted earnings per share attributable to owners of the parent are as follows:

	Six-month period ended June 30, 2016	Six-month period ended June 30, 2015
Profit for the period attributable to owners of the parent (Millions of Yen)	13,537	36,395

Weighted average number of ordinary shares during the period (Thousand shares)	364,240	364,290
Effect of dilutive securities (Thousand shares)	208	178

Weighted average number of ordinary shares used in the calculation of diluted earnings per share during the period (Thousand shares)	364,448	364,468

Diluted profit for the period attributable to owners of the parent per share (Yen)	37.14	99.86

14. Contingencies

TG Group provides guarantees for indebtedness such as borrowings from financial institutions by companies other than consolidated subsidiaries. TG Group also provides guarantees for borrowings (housing loans) of employees.

The outstanding guarantees for indebtedness at the end of respective interim periods are as follows:

Bank borrowing

	(Millions of Yen)
	As of June 30, 2016	As of December 31, 2015
Japan Biofuels Supply LLP	2,482	2,768
Employees	114	126

Total	2,596	2,894

Letters of credit

(Thousands of U.S. dollar)
	As of June 30, 2016		As of December 31, 2015
Japan Biofuels Supply LLP	12,678 (1,305 Millions of Yen	)	13,489 (1,626 Millions of Yen	)

Total	12,678 (1,305 Millions of Yen	)	13,489 (1,626 Millions of Yen	)

Deferral of import consumption tax payment

	(Millions of Yen)
	As of June 30, 2016	As of December 31, 2015
Japan Biofuels Supply LLP	316	312

Total	316	312

Land lease contract

(Thousands of A.U. dollar)
	As of June 30, 2016		As of December 31, 2015
TQ Holdings Australia Pty Limited	2,500 (192 Millions of Yen	)	— (- Millions of Yen	)

Total	2,500 (192 Millions of Yen	)	— (- Millions of Yen	)

15. Related party transactions

The compensations to TG Group’s key management

The compensation paid to TG Group’s key management personnel is as follows:

	(Millions of Yen)
	Six-month period ended June 30, 2016	Six-month period ended June 30, 2015
Compensations and bonuses	168	146
Stock option	30	36

Total	198	182

Other related party transactions

(a) Receivable and payable balances

The Company’s and its subsidiaries’ receivable and payable balances with joint venture are as follows:

	(Millions of Yen)
	As of June 30, 2016	As of December 31, 2015
Trade and other receivables	1,864	1,426

(b) Revenue and purchases transactions

The Company’s and its subsidiaries’ revenue and purchases transactions with joint venture are as follows:

	(Millions of Yen)
	Six-month period ended June 30, 2016	Six-month period ended June 30, 2015
Revenue	9,944	10,078
Cost of sales	1,815	3,212

16. Subsequent events

Execution of business integration agreement and other agreements between the Company and JX Holdings, Inc.

The Company and JX Holdings, Inc. (“JXHD”) reached a final agreement on August 31, 2016 to carry out an integration of their energy businesses following a share exchange between the two companies. The Company and JX Nippon Oil & Energy Corporation (“JXE”), a wholly-owned subsidiary of JXHD, will consummate an absorption-type merger under Japanese law after the share exchange. Based on resolutions of their respective board of directors meetings, the Company and JXHD executed a business integration agreement, a share exchange agreement, and an absorption-type merger agreement. The Business Integration is subject to approval at the extraordinary general meetings of shareholders of both companies and the approval of the relevant governmental authorities.

The outline of the Business Integration is as follows:

Subject to approval at the extraordinary general meetings of shareholders of both companies scheduled to be held on December 21, 2016 and the approval of the relevant governmental authorities, a share exchange is expected to be consummated on April 1, 2017 (the “Business Integration Date”). It is expected that JXHD will become the parent company and the Company will become a wholly-owned subsidiary through the share exchange (the “Share Exchange”). The Business Integration is expected to be accounted for by JXHD under the acquisition method of accounting in accordance with IFRS.

Subject to the effectiveness of the Share Exchange, it is planned that an absorption-type merger will be consummated on the Business Integration Date, in which JXE will be the surviving company and the Company will be the absorbed company.

2.55 shares of JXHD’s common stock will be exchanged for each one share of the Company’s common stock in the Share Exchange (the “Share Exchange Ratio”). It is expected that 928,801,800 shares of common stock of JXHD will be delivered. Regardless of a change in the relative market values of the common stock of the Company or of JXHD, the Share Exchange Ratio will not be changed. However, if there are any material changes in the net asset value or business performance of the Company or of JXHD, or if any such changes become evident, the Company and JXHD may amend the Share Exchange Ratio through negotiation.

APPENDIX A

ENGLISH TRANSLATION OF INTEGRATION AGREEMENT

Business Integration Agreement

August 31, 2016

JX Holdings, Inc.

TonenGeneral Sekiyu K.K.

App. A-1

Business Integration Agreement

JX Holdings, Inc. (“JXHD”) and TonenGeneral Sekiyu K.K. (“TonenGeneral”) hereby enter into an agreement (this “Agreement”) as below concerning a business integration (the “Business Integration”) between a corporate group consisting of JXHD and its subsidiaries (“JX Group”) and a corporate group consisting of TonenGeneral and its subsidiaries (“TonenGeneral Group”).

Chapter I    General Provisions

Article 1.	Definitions

In this Agreement, terms used as set forth in each of the following items shall have the meaning provided in each such item.

(1)	“Share Exchange” means a share exchange in which JXHD becomes the wholly-owning parent company through the share exchange and TonenGeneral becomes the wholly-owned subsidiary through the share exchange.

(2)	“Share Exchange Agreement” means an agreement attached to this Agreement as Exhibit 1-1-2 executed to consummate the Share Exchange.

(3)	“Share Exchange Ratio” means a ratio at which shares of JXHD common stock will be allocated for one share of TonenGeneral common stock in the Share Exchange.

(4)	“Absorption-type Merger” means a merger by absorption in which JXE is the surviving company and TonenGeneral is the absorbed company; provided, however, that the absorption-type merger set forth in Article 41 below in which TonenGeneral will absorb EMGM shall not be included.

(5)	“Absorption-type Merger Agreement” means an agreement attached to this Agreement as Exhibit 1-1-5 executed to consummate the Absorption-type Merger; provided, however, that the absorption-type merger agreement between TonenGeneral and EMGM set forth in Article 41 below shall not be included.

(6)	“Absorption-type Company Split” means an absorption-type company split in which JXHD is the successor company and JXE is the splitting company so that JXHD will succeed to some of the rights and obligations of JXE including those of TonenGeneral that JXE succeeded to through the Absorption-type Merger.

(7)	“Absorption-type Company Split Agreement” means an agreement to consummate the Absorption-type Company Split.

(8)	“Business Integration Date” means April 1, 2017 which is the day on which the Business Integration will be consummated.

(9)	“Existing Stock Acquisition Rights” means the stock acquisition rights of TonenGeneral that have already been issued at the time of execution of this Agreement.

(10)	“JXE” means JX Nippon Oil & Energy Corporation.

(11)	“EMGM” means EMG Marketing Godo Kaisha.

(12)	“Oil & Gas Exploration Company” means JX Nippon Oil & Gas Exploration Corporation

(13)	“Mining & Metals Company” means JX Nippon Mining & Metals Corporation.

(14)	“Holdco” means JXHD following the consummation of the Business Integration.

(15)	“Group” means a corporate group consisting of Holdco and its subsidiaries.

(16)	“Group Companies” means subsidiaries of Holdco.

(17)	“Group Subsidiaries” means the Group Companies excluding the Core Operating Companies.

App. A-2

(18)	“Energy Company” means JXE following the consummation of the Business Integration.

(19)	“Energy Group” means a corporate group consisting of the Energy Company and its subsidiaries.

(20)	“Energy Group Subsidiaries” means subsidiaries of the Energy Company.

(21)	“Oil & Gas Exploration Group” means a corporate group consisting of the Oil & Gas Exploration Company and its subsidiaries.

(22)	“Mining & Metals Group” means a corporate group consisting of the Mining & Metals Company and its subsidiaries.

(23)	“Core Operating Companies” means the Energy Company, the Oil & Gas Exploration Company and the Mining & Metals Company.

(24)	“Core Operating Company Group” means a corporate group consisting of the Core Operating Companies and their subsidiaries.

(25)	“Common-Function Companies” means a directly invested subsidiary of Holdco which serves functions that are common among the Group, such as human resources, accounting, management of real property and engineering.

(26)	“Listed Subsidiaries” means NIPPO CORPORATION and Toho Titanium Co., Ltd.

(27)	“Listed Subsidiary Group” means a corporate group consisting of the Listed Subsidiaries and their subsidiaries.

(28)	“Profit Center Business” means businesses that aim to gain profits mainly from outside the Group by operating businesses, such as manufacturing and sale of petroleum and petrochemical product, development of petroleum and natural gas, development of copper resources, and manufacturing and sale of metal products.

(29)	“Cost Center Business” means all of the businesses operated by the Group, excluding the Profit Center Business set forth in the preceding item.

(30)	“JXHD Reference Closing Date” means March 31, 2016.

(31)	“TonenGeneral Reference Closing Date” means December 31, 2015.

(32)	“JXHD Reference Year” means a fiscal year that ended on the JXHD Reference Closing Date.

(33)	“TonenGeneral Reference Year” means a fiscal year that ended on the TonenGeneral Reference Closing Date.

(34)	“Laws and Regulations” means collectively, whether domestic or international, rules established by the government or local government, such as laws, government ordinances, notifications, rules, orders and regulations, and rules established by self-regulatory bodies, such as financial instruments exchanges.

(35)	“JXHD Financial Statements” means JXHD’s consolidated and non-consolidated accounting documents for the JXHD Reference Year.

(36)	“TonenGeneral Financial Statements” means TonenGeneral’s consolidated and non-consolidated accounting documents for the TonenGeneral Reference Year.

(37)	“Japanese GAAP” means corporate accounting principles generally accepted in Japan.

(38)	“Confidential Information” means information that corresponds to any item of Paragraph 1 of Article 45 below (excluding those that correspond to any item of Paragraph 2 of Article 45 below).

(39)	“Date of Memorandum of Understanding” means December 3, 2015 on which JXHD and TonenGeneral executed a Memorandum of Understanding regarding the Business Integration.

App. A-3

Article 2.	The Business Integration

JXHD and TonenGeneral believe that it is the best way to concentrate both groups’ business resources in order to maximize their enterprise value in an environment in which demand for oil in Japan is decreasing, and will consummate the Business Integration in accordance with this Agreement.

Article 3.	Objectives and Issues of the Business Integration

1.	After the Business Integration, JXHD and TonenGeneral shall aim to establish a strong Group under Holdco in order to develop into one of the most prominent and internationally-competitive comprehensive energy, natural resource and materials company groups in Asia, and to contribute to the development of a sustainable and vigorous economy and society.

2.	In order to achieve the foregoing objectives, JXHD and TonenGeneral shall establish a management system capable of implementing capital efficiency-oriented strategies for investments and business portfolios to maximize the enterprise value of the Group as a whole. Moreover, premised on safe and stable operations and stable supply, the Group shall further strengthen the business foundation by promptly implementing intensive business reforms and establishing a management system which allows for the development and expansion of a business that will be a mainstay of the future.

Article 4.	Basic Policies for the Business Integration

JXHD and TonenGeneral shall consummate the Business Integration in accordance with the basic policies below.

(1)	Making best efforts to pursue the Business Integration in a fair and equitable spirit and in the spirit of equal partnership as well as in good faith.

(2)	Engaging in discussions with zero-base thinking, irrespective of the past business management approach or organization, etc. of JX Group and TonenGeneral Group.

(3)	Combining the strengths of JX Group and TonenGeneral Group, such as their ability to conduct general business operations, their wide variety of portfolios, their new businesses with future potential and their methods for efficient business management and refinery operations.

(4)	Realizing the Business Integration that will be supported by all stakeholders in order to continue to be an enterprise which values continuous good relationships with stakeholders, including customers and business partners that have been cultivated over many years, and which continues to be selected as an indispensable enterprise.

Chapter II    Schedule and Method of the Business Integration

Article 5.	Schedule of the Business Integration

Schedule of the Business Integration is as follows; provided, however, that JXHD and TonenGeneral may change such schedule upon mutual consultation if there is any unavoidable reason, such as the progress of procedures for the Business Integration.

August 31, 2016

Meetings of the Board of Directors of JXHD, TonenGeneral and JXE relating to approval for the execution of this Agreement, the Share Exchange Agreement and the Absorption-type Merger Agreement

Execution of this Agreement, the Share Exchange Agreement and the Absorption-type Merger Agreement

App. A-4

September 1, 2016	Announcement of the reference date for the extraordinary general meetings of shareholders of JXHD and TonenGeneral

September 30, 2016	Reference date for the extraordinary general meetings of shareholders of JXHD and TonenGeneral

November 8, 2016	Meetings of the Board of Directors of JXHD and JXE relating to approval for the execution of the Absorption-type Company Split Agreement Execution of the Absorption-type Company Split Agreement

December 21, 2016

(i) Extraordinary general meeting of shareholders of JXHD relating to approval for the Share Exchange Agreement, the election of officers determined by JXHD and TonenGeneral separately and the amendment of the Articles of Incorporation to change its corporate name to the corporate name of the Holdco set forth in Article 33, Paragraph 1 below;

(ii) Extraordinary general meeting of shareholders of JXE relating to approval for the election of officers determined by JXHD and TonenGeneral separately and the amendment of the Articles of Incorporation to change its corporate name to the corporate name of the Energy Company set forth in Article 34, Paragraph 1 below; and

(iii) Extraordinary general meeting of shareholders of TonenGeneral relating to approval for the Share Exchange Agreement, the Absorption-type Merger Agreement and the EMGM Absorption-type Merger Agreement set forth in Article 41 below

April 1, 2017	The Business Integration Date (effective date for the Share Exchange, the Absorption-type Merger and the Absorption-type Company Split)

Article 6.	Method of the Business Integration

1.	JXHD and TonenGeneral shall consummate the Business Integration by the following method.

(1)	The Share Exchange shall be consummated on the Business Integration Date, in which JXHD becomes the wholly-owning parent company through the Share Exchange and TonenGeneral becomes the wholly-owned subsidiary through the Share Exchange.

(2)	Subject to the effectiveness of the Share Exchange set forth in the preceding item, the Absorption-type Merger shall be consummated on the Business Integration Date, in which JXE is the surviving company and TonenGeneral is the absorbed company.

(3)	Subject to the effectiveness of the Absorption-type Merger set forth in the preceding item, the Absorption-type Company Split shall be consummated on the Business Integration Date, in which JXHD is the successor company and JXE is the splitting company, so that JXHD will succeed to some of the rights and obligations of JXE including those of TonenGeneral, such as listed stocks, loans, bonds, debts and others, that JXE has succeeded through the Absorption-type Merger.

2.	Upon effectiveness of the Share Exchange, the Absorption-type Merger and the Absorption-type Company Split, JXHD and TonenGeneral shall make JXHD Holdco and make JXE the Energy Company.

Article 7.	The Share Exchange Agreement and the Share Exchange Ratio

1.	JXHD and TonenGeneral shall execute the Share Exchange Agreement at the same time as executing this Agreement.

2.	In the Share Exchange, JXHD shall allocate its common stock at the Share Exchange Ratio of 2.55 shares for every one share of TonenGeneral common stock.

App. A-5

3.	If any shareholder of TonenGeneral receives fractional shares of less than one share of JXHD common stock as a result of the allocation at the Share Exchange Ratio set forth in the preceding paragraph, JXHD shall handle such fractional shares in accordance with Article 234 of the Companies Act.

4.	JXHD shall not increase its stated capital or earned surplus reserve through the Share Exchange, and shall increase capital surplus reserve by the amount required by the laws and regulations.

5.	JXHD and TonenGeneral shall confirm that they determined the Share Exchange Ratio subject to matters set forth in each of the following items, and if any event set forth in each item of Paragraph 2 of Article 47 below or any event contrary to each of the following items arises, they shall discuss in good faith the necessity of revision of the Share Exchange Ratio and details of such revision.

(1)	After the execution of this Agreement and prior to the consummation of the Business Integration, neither JXHD nor TonenGeneral have engaged in any activity that affect the total number of shares issued (including any activities that may affect the total number of shares issued indirectly, such as issuance of stock acquisition rights or bonds with stock acquisition rights) as of the date of this Agreement; provided, however, that this shall not apply to cases where TonenGeneral issues new shares upon exercise of the Existing Stock Acquisition Rights and where TonenGeneral cancels its treasury stock pursuant to Article 43, Paragraph 5 below.

(2)	Neither JXHD nor TonenGeneral has resolved to pay dividends of surplus with the reference date belonging to the period between the date of this Agreement and the day immediately preceding the Business Integration Date, excluding payment of dividends of surplus set forth in Article 42 below, nor has either of them resolved to buy back its own stock with the acquisition date belonging to the period between the date of this Agreement and the date immediately preceding the Business Integration Date (excluding the buy-back of its own stock which is required upon exercise of the shareholders’ rights pursuant to the Laws and Regulations)

Article 8.	The Absorption-type Merger Agreement and Consideration for Merger

1.	JXHD shall, upon the execution of this Agreement, cause JXE to execute the Absorption-type Merger Agreement with TonenGeneral and TonenGeneral shall execute such agreement.

2.	JXE shall not, in consummating the Absorption-type Merger, deliver to JXHD money or any other consideration, such as shares, in lieu of shares of TonenGeneral.

Article 9.	The Absorption-type Company Split and Consideration for Split

1.	JXHD shall execute the Absorption-type Company Split Agreement with JXE and shall cause JXE to execute such agreement on November 8, 2016.

2.	Prior to the execution of the Absorption-type Company Split Agreement, JXHD shall obtain consent of TonenGeneral to matters to be provided for in the Absorption-type Company Split Agreement, such as rights and obligations that JXHD will succeed to from JXE through the Absorption-type Company Split, and TonenGeneral shall consent to such matters unless details of such matters are unreasonable. The same shall apply when JXHD intends to revise details of the Absorption-type Company Split Agreement after its execution.

3.	JXHD shall not, in consummating the Absorption-type Company Split, deliver to JXE money or any other consideration, such as shares.

Article 10.	Approval for the Share Exchange Agreement, the Absorption-type Merger Agreement and Others

1.	JXHD shall convene an extraordinary general meeting of shareholders with the reference date being September 30, 2016 and the date of the meeting being December 21, 2016, and shall obtain approval for the Share Exchange Agreement, the election of officers determined by JXHD and TonenGeneral separately and the amendment of the Articles of Incorporation to change its corporate name to the corporate name of Holdco set forth in Article 33, Paragraph 1 below.

App. A-6

2.	TonenGeneral shall convene an extraordinary general meeting of shareholders with the reference date being September 30, 2016 and the date of the meeting being December 21, 2016, and shall obtain approval for the Share Exchange Agreement, the Absorption-type Merger Agreement and the EMGM Absorption-type Merger Agreement set forth in Article 41 below.

Chapter III    Corporate Philosophy and Strategy of the Group

Article 11.	Corporate Philosophy of the Group

The corporate philosophy of the Group shall be as follows:

(1)	Mission

Harnessing the Earth’s power for the common good and for the day-to-day life of each individual, the Group will contribute to the development of our communities and help to ensure a vibrant future through creation and innovation in energy, resources, and materials.

(2)	The Group’s five core values

(i) As a member of the community
High ethical standards:	Based on the Group’s core principles of integrity and fairness, the Group conducts all of its business activities in accordance with its high ethical standards.
Health, safety, and environment:	The Group gives the highest priority to health, safety and environmental initiatives, which are vital to the well-being of all living things.
(ii) Supporting day-to-day life
Focus on customers:	The Group strives to meet the expectations and evolving needs of its valued customers and of society as a whole through the stable provision of products and services while creating new value as only the Group can.
(iii) For a vibrant future
Taking on challenges:	Taking changes in stride, the Group rises to the challenge of creating new value while seeking innovative solutions for today and tomorrow.
Moving forward:	Looking to the future, the Group continues to grow, both as individuals and as a company, through the personal and professional development of each and every employee.

Article 12.	Code of Conduct for Officers and Employees of the Group

1.	JXHD and TonenGeneral shall develop a code of conduct that officers and employees of the Group should adhere to and policies incidental thereto by the Business Integration Date.

2.	Essential features of the code of conduct mentioned in the preceding paragraph shall be as set forth in Exhibit 12-2.

Article 13.	Business Strategy of the Group

1.	A business strategy of the Group shall be as set forth in Exhibit 13-1.

2.	Among the business strategy of the Group, detailed business strategy of the Energy Group shall be as set forth in Exhibit 13-2.

App. A-7

Article 14.	Long-Term Vision and Medium-Term Management Plan and Financial Goal of the Group

1.	After executing this Agreement, JXHD and TonenGeneral shall prepare a long-term vision and medium-term management plan for three years from fiscal year 2017 for the Group based on their review of the business environment surrounding the Group, future business strategy of the Group and a policy for allocation of business resources, and shall announce them under the name of Holdco around April 2017.

2.	In preparing the long-term vision and medium-term management plan mentioned in the preceding paragraph, JXHD and TonenGeneral shall in principle set the following financial goal; however, in light of the International Financial Reporting Standards (IFRS) to be applied by Holdco from fiscal year 2017, the financial goal will be replaced by figures based on the International Financial Reporting Standards (IFRS). The new figures will be disclosed as a financial goal in the medium-term management plan under the name of Holdco around April 2017.

(1)	Adjusted consolidated before-tax ordinary income

500 billion yen or more (for fiscal year 2019)

(2)	Consolidated return on equity (consolidated ROE)

10% or more (for fiscal year 2019)

(3)	Consolidated net debt-equity ratio (consolidated net D/E ratio)

0.9 times or less (for fiscal year 2019)

(4)	Consolidated free cash flows

500 billion yen or more (accumulated total from fiscal year 2017 to fiscal year 2019)

Article 15.	Integration Effects

1.	The Group shall, after the Business Integration, aim to realize 100 billion yen or more in profit improvements per fiscal year through the Business Integration by the end of March 2020 via rationalization by way of optimization of a supply chain and improvement of operational efficiency, and approximate breakdown shall be as follows.

(1)	Supply, distribution and sales functions:	28 billion yen
(2)	Manufacturing function:	40 billion yen
(Profit improvements of 10 billion yen through integrated operation of production facilities in the Kawasaki area is included)
(3)	Procurement function:	15 billion yen
(4)	Streamlining of information technology:	6 billion yen
(5)	Others:	11 billion yen

2.	In addition to the preceding paragraph, JXHD and TonenGeneral understand that fixed cost reduction through refinery closure or consolidation is vital to achieving further profit improvements. With that understanding, the Energy Company shall study and conduct refinery closure or consolidation as soon as possible.

Article 16.	Realization of Capital Efficiency-oriented Investments and Portfolio Strategies

The Group shall take the following measures in order to realize capital efficiency-oriented strategies for investments and portfolios:

(1)	The Group will quantitatively manage the capital efficiency of each business unit of the Core Operating Companies and other major Group Subsidiaries by using return on invested capital (ROIC) and will also make efforts to improve it.

App. A-8

(2)	The Group will make decisions for an investment projects efficiently and appropriately based on rigorous risk analysis by strengthening a multiple-stage and multilateral method to review and evaluate the relevant business and capital investment projects (so-called stage-gate method).

(3)	The Group will not hold any listed shares in principle. As an exception, the Group may hold shares of companies that play an important role as part of the Group or shares of companies that are determined to be necessary to maintain or expand the Group’s business. The holding of these strategically important shares will be periodically reported to the board of directors of Holdco, along with the significance and purpose of holding such shares.

(4)	In principle, the Group will not hold any unlisted shares if and when holding of such shares is determined to have little business significance for its core businesses.

(5)	The Group will ensure that a post-project evaluations are carried out for investment projects and will utilize the results for further improvement measures to be considered and implemented for such investment projects, as necessary, and utilize them for considering subsequent investment projects.

(6)	The Group will keep tight control over working capital, such as inventory and account receivables, and will endeavor to optimize invested capital.

Chapter IV    Management Structure of the Group

Article 17.	Structure of the Group

1.	As of the Business Integration Date, the Group shall organize the Core Operating Company Group, that are the Energy Group, the Oil & Gas Exploration Group and the Mining & Metals Group, horizontally under Holdco that is a pure holding company, and shall further organize the Listed Subsidiary Group and the Common-Function Companies in parallel with the foregoing.

2.	The Group Companies that will engage in businesses related to each of the energy business, oil & gas exploration business or mining & metals business shall be subsidiaries of each of the Energy Company, the Oil & Gas Exploration Company or the Mining & Metal Company.

Article 18.	Missions and Basic Roles of Holdco and the Core Operating Companies

1.	Missions and basic roles of Holdco shall be as follows:

(1)	Missions

(i)	In order to maximize the enterprise value of the Group, Holdco will strategically allocate the business resources needed to establish the Group’s mid to long-term strategy and to realize this strategy in pursuit of the business development, innovation and synergy effects of the entire Group.

(ii)	Holdco will oversee the operations of the business management units of the entire Group and will also oversee the improvement and operation of risk management and internal controls systems for the entire Group.

(iii)	While upholding the Group Companies’ proactive business operations based on the operation policy of the entire Group, Holdco will manage the business of the Core Operating Companies and will manage the Common-Function Companies and give advice and instructions to the Listed Subsidiaries, and in this way it will implement unified management of the Group.

(iv)	Holdco will implement management of the Group based on the principle of overall optimization by reviewing the organizational structure or human resources according to the necessary functions.

(2)	Basic roles

(i)	Establishment of the operation policy of the entire Group and various policies and systems applicable to the entire Group

App. A-9

(ii)	Exploration and securing of growth opportunities for the entire Group and promotion of business transformation

(iii)	Closure or consolidation of businesses, increase or decrease in capital or others for the purpose of maintaining or improving operational and capital efficiency of the entire Group.

(iv)	Management of material investment and performance control and evaluation of the entire Group

(v)	Establishment and monitoring of basic policy for risk management and internal control of the entire Group

(vi)	Provision of infrastructure for business management of the entire Group

(vii)	Maintenance and management of assets and liabilities of the entire Group.

(viii)	Planning of strategy for administrative functions of the entire Group.

2.	Missions and basic roles of the Core Operating Companies shall be as follows:

(1)	Missions

As companies playing a central role in the business operation of the Group, the Core Operating Companies will perform operations proactively according to the attributes of each business, responding to changes in the business environment under the operation policy of the entire Group, and will contribute to the improvement of the enterprise value of the Group as a whole through the achievement of the business goals of the Core Operating Company Group.

(2)	Basic roles

(i)	Development of a business goal to achieve the Group’s operation policy

(ii)	Development and implementation of strategy to realize the business goal

(iii)	Optimal allocation of business resources within the Core Operating Company Group

(iv)	Management of companies that belong to the Core Operating Company Group

(v)	Payment of dividends and business management fees to Holdco

3.	Relationship between Holdco and the Core Operating Companies and responsibilities of supervising officers of Holdco shall be as set forth in Exhibit 18-3 and such matters shall be provided for in the rules of Holdco.

Article 19.	Organizational Structure of Holdco and the Core Operating Companies and the Outline of the Executive Officer System

1.	Basic matters of organizational structure of Holdco and the Core Operating Companies as of the Business Integration Date shall be as follows:

(1)	Holdco shall be a company with the board of directors and the audit & supervisory board.

(2)	The Core Operating Companies are companies with the board of directors and the corporate auditor.

(3)	Holdco and the Core Operating Companies shall adopt the executive officer system.

(4)	Holdco shall establish the compensation advisory committee and the nominating advisory committee as an optional advisory committee for the board of directors.

(5)	Each Representative Director of the Core Operating Companies shall hold concurrent office as a director of Holdco.

(6)	The full-time corporate auditors of Holdco shall hold concurrent office as corporate auditors of the Core Operating Companies.

App. A-10

2.	Outline of the executive officer system mentioned in item (3) of the preceding paragraph shall be as follows:

(1)	An executive officer shall be elected by the resolution of the board of directors of the relevant companies.

(2)	Term of office of an executive officer shall be for a period ending on the last day of the fiscal year ending within one year after his or her appointment.

(3)	An executive officer shall not be prevented from being a director of the relevant company.

(4)	An executive officer may not hold concurrent office as a corporate auditor of the relevant company or its parent company.

(5)	Matters relating to executive officers other than those set forth in each of the items above shall be provided for in the regulations for executive officers of the relevant company.

Article 20.	Appointment of Officers of Holdco and the Energy Company

Appointment of Representative Directors of Holdco and the Energy Company as of the Business Integration Date shall be as follows, and the other officers (appointment of directors, corporate auditors and executive officers) of Holdco and the Energy Company as of the Business Integration Date shall be determined by JXHD and TonenGeneral separately upon mutual consultation.

(1) Holdco	Yasushi Kimura	Representative Director, Chairman of the Board
	Yukio Uchida	Representative Director, President
	Jun Mutoh	Representative Director, Executive Vice President
(2) The Energy Company	Tsutomu Sugimori	Representative Director, President
	Takashi Hirose	Representative Director, Executive Vice President

Article 21.	Management Control System and Others of the Group

1.	Significant management control system of the Group shall be developed and operated by Holdco in relation to internal control, internal audit, medium-term management plan, management of capital investment, budget control, structure of organizations and authorities and others, and JXHD and TonenGeneral shall develop policies necessary for the Group’s significant business management system by the Business Integration Date.

2.	The business management system and various other systems developed by Holdco or the Energy Company that are also deemed to be favorable to the Group Companies, such as the other Core Operating Companies, shall be introduced by them based on consultation and consideration between Holdco and the relevant Group Companies, such as the other Core Operating Companies.

Article 22.	Internal Controls of the Group

1.	Policy for development and operation of internal control of the Group shall be as follows:

(1)	Taking the structure of the Group set forth in Article 17 above into consideration, and based on past knowledge and practice of JX Group and TonenGeneral Group accumulated by the Business Integration Date, the Group shall enhance development and operation of (i) internal control under the Companies Act, (ii) internal control including the selection of strategy, (iii) internal control related to business conduct and (iv) internal control under the Financial Instruments and Exchange Act.

(2)

The Group shall introduce internal control methods based on global standards to the operating process of each unit in order to enhance in particular internal controls related to business conduct for the purpose of preventing fraud, errors or losses, and shall introduce such methods to Holdco and the Energy Company as

App. A-11

of the Business Integration Date. Moreover, after the Business Integration, the Group shall aim to apply such internal control methods to the other Group Companies in order, based on the progress of its introduction into Holdco and the Energy Company.

(3)	In considering and building the integrated basic operation system (ERP system) set forth in Article 40 below, the internal control methods set forth in the preceding item shall be reflected thoroughly to consideration and building of such system, so that efficient and effective internal control utilizing information technology can be realized.

2.	Policies necessary to implement the policy for development and operation of internal control set forth in the preceding paragraph shall be developed by Holdco.

Article 23.	Organizations of Holdco

Outline of the organization of Holdco shall be as follows as of the Business Integration Date from the perspective of efforts to achieve efficient group management and strengthening of expertise and strategic functions at Holdco and an outline of the organization chart is as set forth in Exhibit 23.

(1)	The following shall be established as dedicated organizations (dedicated departments) of Holdco: the Secretariat Department, the Corporate Planning Department, the Business Development Department, the General Administration Department, the Legal & Corporate Affairs Department, the Controller Department and the Finance & Investor Relations Department, as well as the Corporate Transformation Department to perform continuous transformation of the Group after the Business Integration, and the Human Resources Department to enhance the Group’s human resources development.

(2)	As a joint organization (joint department) of Holdco and the Energy Company, (i) the Internal Audit Department, (ii) the Internal Control Department and (iii) the IT Planning and Development Department shall be established so that the two companies can perform, in an integrated manner, (i) internal audit operations, (ii) internal controls operations and (iii) operations relating to IT strategy and building of the enterprise-wide core IT system (ERP system).

(3)	The Office of Corporate Auditors shall be established as a joint organization of Holdco, the Energy Company, the Oil & Gas Exploration Company and the Mining & Metals Company.

Article 24.	Position of Internal Audit Departments of Holdco and the Core Operating Companies

1.	Internal audit departments of Holdco and the Core Operating Companies shall be positioned as a department that exclusively supervises internal audit from independence and objectivity perspectives, and shall be under control and supervision of the President and supervising officers who supervise internal audit.

2.	In order to ensure that the internal audit departments of Holdco and the Core Operating Companies can perform effective internal audit, following matters shall be addressed thoroughly.

(1)	Audit plans and audit results of the internal audit departments shall be reported to the board of directors and corporate auditors (or the audit & supervisory board), as well as the management, such as the President.

(2)	The management, such as the President, shall assign necessary personnel to the internal audit departments in order to ensure that the internal audit departments can perform effective internal audit, as well as improve the audit environment by securing cooperation for audits from departments subject to the audits or taking other measures.

(3)	The internal audit departments and the corporate auditors and accounting auditors shall secure thorough communication and coordination in performing their duties.

(4)	In the case where the supervising officers supervising an internal audit department also supervises a department other than the internal audit department, the head of the internal audit department shall perform its duties under direct control and supervision of the President with respect to internal audit of the relevant department, in order to ensure independence of internal audit.

App. A-12

Article 25.	Policy for Reorganization and Administration of Operation of the Common-Function Companies

1.	Businesses performed by the Common-Function Companies shall be classified into the Profit Center Business and the Cost Center Business and the Group shall consider reorganizing the Common-Function Companies in accordance with the following basic policy.

(1)	With respect to the Profit Center Business, the Group shall consider the position thereof in the business strategy of the entire Group and the effects on the Group, including potential of the relevant business, capital efficiency and other similar factors, and shall determine the direction of such business.

(2)	With respect to the Cost Center Business, the Group shall evaluate the relevant business from the perspective of operational efficiency of the entire Group and improvement of cost competitiveness, and shall take measures as necessary, such as pursuing further efficiency and reorganization.

2.	Officers of Holdco shall, in addition to units that they supervise, supervise the Common-Function Companies that have the closest relationship with such units and shall develop the system to implement consistent measures throughout the Group.

3.	In order to evaluate the business of the Common-Function Companies objectively, each of the Common-Function Companies shall set a business management goal and a business management index that are suitable to each business. Officers who supervise the Common-Function Companies mentioned in the preceding paragraph shall supervise the achievement of such business management goals based on the business management index of each Common-Function Company.

Chapter V    Management Control Structure of the Energy Group

Article 26.	Management Control System of the Energy Group

Significant management control system of the Energy Group shall be developed and operated by the Energy Company in accordance with the management control system and policies determined by Holdco as set forth in Article 21 above, and JXHD, JXE and TonenGeneral shall develop necessary policies by the Business Integration Date through consultation among JXHD, JXE and TonenGeneral.

Article 27.	Internal Control of the Energy Group

Internal control of the Energy Group shall be developed and operated by the Energy Company in accordance with the policy for development and operation of internal control and policies determined by Holdco as set forth in Article 22, and JXHD, JXE and TonenGeneral shall develop necessary policies by the Business Integration Date upon consultation among JXHD, JXE and TonenGeneral.

Article 28.	Organizational Structure of the Energy Company

The outline of the organization of the Energy Company shall be as follows as of the Business Integration Date, and the organization chart shall be as set forth in Exhibit 28.

(1)	As corporate service functions of the Energy Company, in addition to the joint departments set forth in Article 23, items (2) and (3) above, the Energy Group shall establish the service departments (organizations with functions of controller, corporate planning, crisis management, general administration, human resources, information systems, legal affairs, procurement, public relations and secretariat), the Environment, Safety and Quality Management Departments, the Central Technical Research Laboratory, and the Global Business Departments, as well as the Business Transformation Department in order to implement each measure agreed upon between JX Group and TonenGeneral Group in discussions regarding the Business Integration and to promote the strengthening of management base and further structural reforms of the Energy Group.

App. A-13

(2)	With respect to the business units of the Energy Company, in order to distinguish the responsibilities of each unit and to strengthen businesses, the Energy Group shall introduce a division system and a company system, and specifically, shall establish the Refining & Manufacturing Division, the Supply & Trading Division, the Marketing & Sales Division, the Chemicals Division, the Resources & Power Company, the Lubricants Company, the New & Renewable Energy Company and the Specialty Chemicals & Materials Company.

Article 29.	Policy for Reorganization and Administration of Operation of the Energy Group Subsidiaries

1.	Businesses performed by the Energy Group Subsidiaries shall be classified into the Profit Center Business and the Cost Center Business and the Group shall consider reorganizing the Energy Group Subsidiaries in accordance with the following basic policy.

(1)	With respect to the Profit Center Business, the Group shall consider the position thereof in the business strategy of the entire Energy Group and the effects on the Energy Group, including potential of the relevant business, capital efficiency and other similar factors, and shall determine the direction of such business.

(2)	With respect to the Cost Center Business, the Group shall evaluate the relevant businesses from the perspective of operational efficiency of the entire Energy Group and improvement of cost competitiveness, and shall take measures as necessary, such as pursuing further efficiency and reorganization.

2.	Officers (supervising officers, division managers or company presidents) of the Energy Company shall, in addition to units that they supervise, supervise the Energy Group Subsidiaries that have the closest relationship with such units and shall develop the system to implement consistent measures throughout the Energy Group.

3.	In order to evaluate the business of the Energy Group Subsidiaries objectively, each of the Energy Group Subsidiaries shall, in principle, set a business management goal and a business management index that are suitable to each business. Officers who supervise the Energy Group Subsidiaries mentioned in the preceding paragraph shall supervise the achievement of such business management goals based on the business management index of each Energy Group Subsidiary.

Article 30.	Management System for Operation of the Energy Company

1.	JXHD and TonenGeneral shall, based on past knowledge and practices of JX Group and TonenGeneral Group accumulated by the Business Integration Date, develop a management system that is common to the Energy Group, such as for operational safety, environment, health and security, by the Business Integration Date.

Article 31.	Measures to Strengthen the Supply Chain of the Energy Company

1.	The Energy Company shall establish a cross-functional organization in which the Supply & Trading Division is to play a coordinating role in the core business (petroleum refining and sales and petrochemical business) of the Energy Company in order to develop a structure that enables the Energy Company to consider and take measures, in a timely manner, that will contribute to maximization of company-wide profits.

2.	The cross-functional organization described in the preceding paragraph shall build a consensus among the related functions in relation to a policy concerning the Energy Company’s supply chain, and shall also be in charge of progress management and confirmation of such policy.

Article 32.	Marketing Policy of the Energy Company

1.	All of the sales measures of the Energy Company shall be taken from the standpoint of fairness and equitability, and improvement of the brand value, and in order to achieve this, the Energy Company shall make efforts to integrate its sales measures as much as possible from the Business Integration Date.

App. A-14

2.	The Energy Company shall, on the basis that the relationship of trust with dealers and other business partners is very important to the company, respond to dealers in an equitable manner, regardless of whether they belonged to the JX Group or the TonenGeneral Group or whether they have any equity interest. This fair business manner will enable us to enhance the relationship of trust between the Energy Company and dealers and other business partners.

Chapter VI    Corporate Name, Brand, Location of Headquarters and Fiscal Year

Article 33.	Corporate Name and Symbol Mark of Holdco

1.	The corporate name of Holdco shall be JXTG Holdings, Inc. JXHD shall change its corporate name to JXTG Holdings, Inc. on the Business Integration Date.

2.	The symbol mark of Holdco shall be newly established by the Business Integration Date after mutual consultation between JXHD and TonenGeneral.

Article 34.	Corporate Name and Corporate Brand of the Energy Company

1.	The corporate name of the Energy Company shall be JXTG Nippon Oil & Energy Corporation and JXHD shall cause JXE to change its corporate name to JXTG Nippon Oil & Energy Corporation on the Business Integration Date.

2.	JXE and TonenGeneral intend to continue using each brand that is being used currently in their respective energy businesses for the time being after the Business Integration and will discuss and determine the most appropriate brand strategy for the Energy Company in the future.

Article 35.	Location of Headquarters and Fiscal Year of Holdco and the Energy Company

1.	The headquarters of Holdco and the Energy Company shall be located at 1-1-2, Otemachi, Chiyoda-ku, Tokyo.

2.	The fiscal year of Holdco and the Energy Company shall be from April 1 through March 31 of the following year.

Chapter VII.    Other Material Matters

Article 36.	Policy for Distributions to Shareholders

1.	The policy for distributions to shareholders of Holdco shall be as follows:

(1)	Based on the recognition that the distributions to shareholders of Holdco is one of the most important management priorities, Holdco shall continue to pay stable dividends, which will be determined with actual results and the outlook for mid-term consolidated performance. Furthermore, to determine the shareholder distribution level, Holdco shall take into account the maintenance of its resilient financial structure, investment plan and cash flow outlook.

(2)	As a near-term policy for distributions to shareholders, Holdco will maintain the distribution level of 16 yen per share per year currently paid by JXHD, and also shall look for ways to increase the shareholder distribution by increasing its earning capacity. To this end, Holdco shall consider buying back its own stock in addition to a dividend increase.

2.	Specific estimate of dividends to be paid by Holdco for fiscal year 2017 shall be determined around April 2017 through consultation between JXHD and TonenGeneral.

App. A-15

Article 37.	Administrator of Shareholder Registry

An administrator of the shareholder registry of Holdco shall be Sumitomo Mitsui Trust Bank, Limited.

Article 38.	Personnel System

1.	Based on the corporate philosophy of the Group set forth in Article 11 above, Holdco and the Core Operating Companies shall design and implement a sustainable personnel system and measures based on the following policies below, so that those companies and their employees can continue to grow and develop together.

(1)	Respect diversity and ensure that all of the employees can enhance their capabilities to the maximum extent and fulfill their potential.

(2)	Foster employees who continue to take on challenges on a global basis with the spirit of creation and innovation.

(3)	Realize fair and equitable treatment satisfactory to the employees based on their capabilities and achievements

(4)	Create an environment where employees can work with high motivation and vitality so that they can achieve greater productivity.

2.	After the Business Integration Date, Holdco and the Core Operating Companies shall develop a structure to foster human resources who will achieve the Group’s mid-to-long term business strategy and to evaluate various aspects of employee performance, and focus on continuous and systematic fostering of human resources of the entire Group.

3.	Details of the personnel system of Holdco and the Energy Company shall be determined by the Business Integration Date through consultation among JXHD, JXE and TonenGeneral.

Article 39.	Executive Compensation System

With respect to a compensation system for the officers (directors and executive officers) of Holdco and the Core Operating Companies, an executive compensation system shall be determined specifically by the Business Integration Date through consultation between JXHD and TonenGeneral, taking into account related provisions of the Corporate Governance Code of the Tokyo Stock Exchange and considering the detailed structure of a system on the premise of introducing the share-based compensation system, so that such system can function as an incentive towards the improvement of the Group’s corporate value.

Article 40.	Basic Policy for Improvement of Information Technology Infrastructure

Holdco and the Energy Company shall build an enterprise-wide core IT system (ERP system) within 3 years after the Business Integration Date in order to achieve goals such as centrally controlling various information, increasing management visibility, building the supply chain based on the principle of overall optimization, optimally utilizing the human resources through standardization and streamlining of operations, responding to global business deployment, and enhancing internal controls using information technology.

Article 41.	Absorption of EMGM by TonenGeneral by Absorption-type Merger

1.	TonenGeneral shall execute an absorption-type merger agreement with EMGM and shall cause EMGM to execute the same absorption-type merger agreement (“EMGM Absorption-type Merger Agreement” in this article), and shall merge with EMGM by absorbing EMGM (“EMGM Absorption-type Merger” in this article) on or around January 1, 2017.

App. A-16

2.	Prior to the execution of the EMGM Absorption-type Merger Agreement, TonenGeneral shall obtain consent of JXHD to matters to be provided for in the EMGM Absorption-type Merger Agreement, such as the effective date of the EMGM Absorption-type Merger and details, amounts, quantity and matters related to allocation of money or any other consideration to be delivered to EMGM’s members in connection with the EMGM Absorption-type Merger, and JXHD shall consent to such matters unless details of such matters are unreasonable. The same shall apply when TonenGeneral intends to revise details of the EMGM Absorption-type Merger Agreement after its execution.

3.	If TonenGeneral Group receives any transfer of equity from any member of EMGM who is not in the TonenGeneral Group prior to or in connection with the EMGM Absorption-type Merger, TonenGeneral shall obtain consent of JXHD to its terms and conditions, such as a transfer price, prior to the transfer of such equity, and JXHD shall consent to such terms and conditions unless details of such terms and conditions, such as a transfer price, are unreasonable.

Article 42.	Dividends of Surplus

1.	JXHD may, on the assumption that any activity has not been committed that may change the matters set forth in Article 7, Paragraph 5, item (1) above, pay dividends of surplus to the shareholders or registered pledgees of shares who are recorded on the latest registry of shareholders as of September 30, 2016 at the maximum of 8 yen per share and 20 billion yen in total.

2.	JXHD may, on the assumption that any activity has not been committed that may change the matters set forth in Article 7, Paragraph 5, item (1) above, pay dividends of surplus to the shareholders or registered pledgees of shares who are recorded on the latest registry of shareholders as of March 31, 2017 at the maximum of 8 yen per share and 20 billion yen in total.

3.	TonenGeneral may, on the assumption that any activity has not been committed that may change the matters set forth in Article 7, Paragraph 5, item (1) above, pay dividends of surplus to the shareholders or registered pledgees of shares who are recorded on the latest registry of shareholders as of December 31, 2016 at the maximum of 28.50 yen per share and 10.5 billion yen in total.

4.	JXHD and TonenGeneral shall not, except as specified in each of the preceding paragraphs, adopt a resolution of dividends of surplus with the reference date belonging to the period between the date of this Agreement and the day immediately preceding the Business Integration Date.

Chapter VIII    Miscellaneous Provisions

Article 43.	Obligations for the Purpose of the Business Integration

1.	JXHD and TonenGeneral shall have discussions at the business integration preparatory committee consisting of officers and employees of the JX Group and TonenGeneral Group and each committee under the business integration preparatory committee, as necessary, towards the Business Integration

2.	JXHD and TonenGeneral shall, through mutual discussion and agreement, implement appropriately in a timely manner any and all procedures and response that are required under domestic or international competition laws, such as corporate merger review to be conducted by the Fair Trade Commission, in order to consummate the Business Integration duly and smoothly.

3.	JXHD and TonenGeneral shall, in order to consummate the Business Integration duly and smoothly, mutually discuss and implement appropriately in a timely manner any and all procedures and response that are required under the Laws and Regulations, in addition to those set forth in the preceding paragraph.

4.	During the period between execution of this Agreement and the Business Integration, JXHD and TonenGeneral shall, upon request from the other party, disclose materials or provide information pertaining to JX Group or TonenGeneral Group to the extent deemed necessary to consummate the Business Integration duly and smoothly.

App. A-17

5.	TonenGeneral shall cancel all of its treasury shares it holds as of the time immediately before JXHD acquires all of the issued shares of TonenGeneral through the Share Exchange (including shares to be acquired by TonenGeneral in response to dissenting shareholders’ demand in relation to the Share Exchange to purchase their shares as stipulated in Article 785, Paragraph (1) of the Companies Act) upon resolution of its board of directors to be held by the day immediately preceding the Business Integration Date.

6.	JXHD shall not deliver any stock acquisition rights of JXHD that replace the Existing Stock Acquisition Rights to holders of the Existing Stock Acquisition Rights through the Share Exchange, and TonenGeneral shall cancel all of the Existing Stock Acquisition Rights during the period between the date of this Agreement and the day immediately preceding the Business Integration Date.

7.	If JXHD or TonenGeneral finds that any event set forth in each item of Article 47, Paragraph 1 or each item of Article 47, Paragraph 2 has occurred or is likely to occur to itself during the period between the execution of this Agreement and the Business Integration, JXHD and TonenGeneral shall give notice immediately to the other party as to details of such event.

8.	With respect to agreements executed by each of JX Group and TonenGeneral Group (referring to agreements that will materially affect JX Group or TonenGeneral Group from the perspective of business or financial affairs due to their termination or agreements that will materially affect the consummation of the Business Integration or performance of obligations under this Agreement by JX Group or TonenGeneral Group) that are either (i) agreements that the consummation of the Business Integration constitutes an event of cancellation or other events of termination under such agreements, (ii) agreements that require approval of the other counterparty for the consummation of the Business Integration, or (iii) agreements that the consummation of the Business Integration is likely to constitute a violation of such agreements, JXHD and TonenGeneral shall, by the time the Business Integration is consummated, take necessary measures, such as obtaining approval for the consummation of the Business Integration from each of the other counterparties of such agreements, so that no violation of such agreements will occur and that such agreements will remain in force after the Business Integration.

9.	During the period between execution of this Agreement and the Business Integration, JXHD and TonenGeneral shall not commit any activity that may affect the matters set forth in each item of Article 7, Paragraph 5 above without obtaining prior written approval of the other party.

10.	In addition to matters set forth in each of the preceding paragraphs, JXHD and TonenGeneral shall, and shall cause their subsidiaries to, perform any and all necessary procedures prescribed in the Laws and Regulations or internal policies, such as execution of necessary agreements, resolution of the board of directors and other organizations and exercise of voting rights at the general meetings of shareholders, so that the Business Integration can be consummated in accordance with the provisions of this Agreement.

Article 44.	Representations and Warranties

1.	JXHD hereby represents and warrants to TonenGeneral that matters set forth in each of the following items are true and correct as of the date of this Agreement.

(1)	JXHD and JXE are corporations that were duly and validly incorporated under the Japanese law and are duly and validly existing with power and authority necessary to conduct businesses that they are conducting as of the date of this Agreement.

(2)	JXHD has power and authority necessary to duly and validly execute and perform this Agreement; execution and performance of this Agreement by JXHD are within the scope of purposes set forth in its Articles of Incorporation; and JXHD has performed any and all procedures required by the Laws and Regulations or its internal policies, such as the Articles of Incorporation, in relation to the execution of this Agreement.

App. A-18

(3)	Execution and performance of this Agreement by JXHD are neither (i) in violation of the Laws and Regulations, (ii) in violation of JXHD’s internal policies, such as the Articles of Incorporation, nor (iii) in violation of judgments, such as rulings, decisions and orders, rendered by courts, administrative agencies or self-regulatory bodies that bind JXHD.

(4)	In accordance with an agreement reached between JXHD and TonenGeneral, JXHD has, by the date of this Agreement, disclosed to TonenGeneral or its outside experts, such as attorneys, certified public accountants, certified tax accountant, consultants and financial advisors, all of the information pertaining to JX Group that may materially affect the consummation or terms and conditions of the Business Integration. Such information disclosed by JXHD is, except for those concerning future outlook, true and accurate in every material respect and not misleading in light of material facts.

(5)	The JXHD Financial Statements were prepared properly in accordance with the Japanese GAAP and indicates financial conditions and operational results of JXHD and its consolidated subsidiaries as of the JXHD Reference Closing Date and for the JXHD Reference Year accurately and properly in every material respect.

(6)	JXHD has not assumed any material debts or obligations (irrespective of whether they are fixed or contingent, how they occurred or whether they are required to be described or reflected in financial statements under the Japanese GAAP), except for those described or reflected in the JXHD Financial Statements and those occurred after the JXHD Reference Closing Date during the ordinary course of business and described in the accounting book.

(7)	Annual securities reports, quarterly reports and extraordinary reports filed by JXHD under the Financial Instruments and Exchange Act and disclosure materials published by JXHD under rules of financial instruments exchanges, during the period between the JXHD Reference Closing Date and the date of this Agreement, contain no false statement on every material fact and state, without omission of material matters required to be stated or material facts necessary to avoid misunderstanding.

(8)	When JXHD causes JXE to perform any actions, such as legal actions, in accordance with this Agreement, JXE has every power and authority to perform any such actions and no event has occurred to JXE that hinders JXE from performing any such actions.

(9)	JX Group is in compliance with applicable Laws and Regulations and internal policies in every material respect in conducting its business. JX Group has not agreed with antisocial forces or special stockholders to provide money or other benefits to them or offer any assistance or advantage, nor does it have any relationship similar thereto with antisocial forces or special stockholders.

(10)	Any disputes, including litigations, that may have material impact in relation to business or financial affairs of JX Group or the consummation of the Business Integration or performance of obligations under this Agreement by JX Group are neither pending nor ongoing, and to JXHD’s knowledge, it is unlikely that such disputes or litigations will be filed.

2.	TonenGeneral hereby represents and warrants to JXHD that matters set forth in each of the following items are true and correct as of the date of this Agreement.

(1)	TonenGeneral is a corporation that was duly and validly incorporated under the Japanese law and is duly and validly existing and EMGM is a limited liability company that was duly and validly formed under the Japanese law and is duly and validly existing, with power and authority necessary to conduct businesses that they are conducting as of the date of this Agreement.

(2)	TonenGeneral has power and authority necessary to duly and validly execute and perform this Agreement; execution and performance of this Agreement by TonenGeneral are within the scope of purposes set forth in its Articles of Incorporation; and TonenGeneral has performed any and all procedures required by the Laws and Regulations or its internal policies, such as the Articles of Incorporation, in relation to the execution of this Agreement.

App. A-19

(3)	Execution and performance of this Agreement by TonenGeneral are neither (i) in violation of the Laws and Regulations, (ii) in violation of TonenGeneral’s internal policies, such as the Articles of Incorporation, nor (iii) in violation of judgments, such as rulings, decisions and orders, rendered by courts, administrative agencies or self-regulatory bodies that bind TonenGeneral.

(4)	In accordance with an agreement reached between JXHD and TonenGeneral, TonenGeneral has, by the date of this Agreement, disclosed to JXHD or its outside experts, such as attorneys, certified public accountants, certified tax accountant, consultants and financial advisors, all of the information pertaining to TonenGeneral Group that may materially affect the consummation or terms and conditions of the Business Integration. Such information disclosed by TonenGeneral is, except for those concerning future outlook, true and accurate in every material respect and not misleading in light of material facts.

(5)	The TonenGeneral Financial Statements were prepared properly in accordance with the Japanese GAAP and indicates financial conditions and operational results of TonenGeneral and its consolidated subsidiaries as of the TonenGeneral Reference Closing Date and for the TonenGeneral Reference Year accurately and properly in every material respect

(6)	TonenGeneral has not assumed any material debts or obligations (irrespective of whether they are fixed or contingent, how they occurred or whether they are required to be described or reflected in financial statements under the Japanese GAAP), except for those described or reflected in the TonenGeneral Financial Statements and those occurred after the TonenGeneral Reference Closing Date during the ordinary course of business and described in the accounting book.

(7)	Annual securities reports, quarterly reports and extraordinary reports filed by TonenGeneral under the Financial Instruments and Exchange Act and disclosure materials published by TonenGeneral under rules of financial instruments exchanges, during the period between the TonenGeneral Reference Closing Date and the date of this Agreement, contain no false statement on every material fact and state, without omission of material matters required to be stated or material facts necessary to avoid misunderstanding.

(8)	When TonenGeneral causes EMGM to perform any actions, such as legal actions, in accordance with this Agreement, EMGM has every power and authority to perform any such actions and no event has occurred to EMGM that hinders EMGM from performing any such actions.

(9)	TonenGeneral Group is in compliance with applicable Laws and Regulations and internal policies in every material respect in conducting its business. TonenGeneral Group has not agreed with antisocial forces or special stockholders to provide money or other benefits to them or offer any assistance or advantage, nor does it have any relationship similar thereto with antisocial forces or special stockholders.

(10)	Any disputes, including litigations, that may have material impact in relation to business or financial affairs of TonenGeneral Group or the consummation of the Business Integration or performance of obligations under this Agreement by TonenGeneral Group are neither pending nor ongoing, and to TonenGeneral’s knowledge, it is unlikely that such disputes or litigations will be filed.

Article 45.	Confidentiality Obligations

1.	JXHD and TonenGeneral shall, and shall cause their subsidiaries to, keep the Confidential Information that falls under any of the following items strictly confidential, and shall not, or shall not cause their subsidiaries to, use it for any purposes other than the purposes of this Agreement, and shall not, or shall not cause their subsidiaries to, disclose or divulge it to any third parties.

(1)	Details of this Agreement or details of transactions contemplated in this Agreement

(2)	Information that was already, or will be, disclosed by the other party during the course of consideration or negotiations of this Agreement or the Business Integration, the consummation of the Business Integration, exercise of rights or performance of obligations under this Agreement or conducting of transactions contemplated in this Agreement.

App. A-20

2.	Information that falls under any of the items of the preceding paragraph and that falls under any of the following items shall not constitute the Confidential Information.

(1)	Information that was already available to the public when the other group (meaning TonenGeneral Group for companies belonging to JX Group and JX Group for companies belonging to TonenGeneral Group; hereinafter the same) disclosed it

(2)	Information that became available to the public for reasons not attributable to a receiving party after the other group disclosed it

(3)	Information that was already held by a receiving party when the other group disclosed it

(4)	Information that was disclosed by a duly authorized third party

(5)	Information that was developed independently of the Confidential Information disclosed by the other group

3.	Notwithstanding the provisions of Paragraph 1 above, if the Confidential Information falls under any of the following items, JX Group and TonenGeneral Group may disclose the Confidential Information to the extent provided for in each such item.

(1)	In the case where disclosure is required by applicable Laws and Regulations; provided, however, that a party (meaning JXHD when a disclosing party is a JXHD’s subsidiary and TonenGeneral when a disclosing party is a TonenGeneral’s subsidiary) to disclose the Confidential Information pursuant to this item shall, when disclosure needs to be made, give written notice to the other party immediately regarding parties to whom the Confidential Information is disclosed and details of disclosure to the extent not violating the applicable Laws and Regulations, and shall, upon consultation with the other party, make reasonable efforts to keep the disclosure at a minimum.

(2)	In the case where disclosure is made to officers or employees of JX Group or TonenGeneral Group itself or its subsidiaries or its outside experts, such as attorneys, certified public accountants, certified tax accountant, consultants and financial advisors, to the extent necessary for the consummation of the Business Integration, exercise of rights or performance of obligations under this Agreement or conducting of transactions contemplated in this Agreement; provided, however, that the above shall be restricted to the case where a receiving party assumes a confidentiality obligation equivalent to the obligation set forth in this article.

(3)	In the case where the other party gives prior written consent to the disclosure.

4.	The confidentiality obligation of each party set forth in this article shall remain effective for a period of 10 years from the termination of this Agreement.

Article 46.	Duty of Care

During the period between execution of this Agreement and the Business Integration, each of JXHD and TonenGeneral shall execute its operations and administer and manage its property for JX Group and TonenGeneral Group, respectively, with due care of a prudent manager, and in the event that each of JXHD and TonenGeneral takes any action that may materially affect its property and rights and obligations, except for those scheduled specifically in this Agreement, JXHD and TonenGeneral shall discuss it in advance in good faith and take such action.

Article 47.	Cancellation of this Agreement

1.	If any of the events set forth in each of the following items occurs, JXHD and TonenGeneral may cancel this Agreement immediately by giving written notice to the other party by the Business Integration Date.

(1)	In the case where a petition was filed against the other party for commencement of bankruptcy proceedings, civil rehabilitation proceedings or corporate reorganization proceedings or the case where the other party resolved to dissolve itself.

App. A-21

(2)	In the case where the other party is subject to suspension of payment, insolvency or excess of debts.

2.	In the case where any event set forth in each of the following items (“Special Event of Cancellation”) occurs or the case where any Special Event of Cancellation is reasonably expected to occur, if such Special Event of Cancellation or such reasonable expectation are not eliminated and JXHD and TonenGeneral fail to reach an agreement regarding measures alternative to elimination of such Special Event of Cancellation (including revision of the Share Exchange Ratio under Article 7, Paragraph 5; hereinafter “Alternative Measures”) after the lapse of 30 days from notice to the other party (“Notice of Application of Event” in this article) to the effect that such Special Event of Cancellation has applied or that such Special Event of Cancellation is reasonably expected to apply, JXHD and TonenGeneral may cancel this Agreement immediately by giving written notice to the other party by the Business Integration Date

(1)	In the event that the other party committed material violation of this Agreement

(2)	In the event that appointment of officers determined by JXHD and TonenGeneral pursuant to Article 20 is not realized on the Business Integration Date

(3)	In the event that changes of the corporate names set forth in Article 33, Paragraph 1 and Article 34, Paragraph 1 are not realized on the Business Integration Date.

(4)	In the event that representations and warranties made by the other party in Article 44 were not true or accurate or are no longer true or accurate in every material respect

(5)	In the event that circumstances have occurred that may have materially adverse impact on the status of business, assets or liabilities of the other party or other circumstances have occurred to the other party that may make it extremely difficult for the other party to achieve the objectives of the Business Integration

3.	Notwithstanding the preceding paragraph, in the case where any Special Event of Cancellation has occurred or any Special Event of Cancellation is reasonably expected to occur, if the Business Integration Date belongs to the period of 30 days from the day on which such Special Event of Cancellation has occurred or the day on which such occurrence was reasonably expected, this Agreement may be cancelled as of the day immediately preceding the Business Integration by stating in the Notice of Application of Event that this Agreement will be cancelled as of the day immediately preceding the Business Integration Date if the Special Event of Cancellation or reasonable expectation thereof has not been eliminated or the Alternative Measures has not been agreed upon by the day immediately preceding the Business Integration Date, in addition to the fact that the Special Event of Cancellation has applied or that the Special Event of Cancellation is reasonably expected to apply; provided, however, that, in this case, JXHD and TonenGeneral are required to give the Notice of Application of Event to the other party no later than 3 days from the date on which they knew the occurrence of such Special Event of Cancellation.

4.	Except for the cases specified in this article and cases where JXHD and TonenGeneral agreed upon in writing, this Agreement may not be cancelled.

5.	Cancellation of this Agreement pursuant to Paragraphs 1 through 3 shall not hinder JXHD and TonenGeneral from claiming damages from the other party and the scope of the damage to be compensated by the other party shall include expenses incurred to prepare for and consummate the Business Integration during the period from the Date of Memorandum of Understanding and the cancellation of this Agreement.

Article 48.	Change of Terms and Conditions of the Business Integration and Discontinuation of the Business Integration

In the event that, during the period between the execution of this Agreement and the Business Integration, (i) any material change occurred to properties or financial conditions of JX Group or TonenGeneral Group, (ii) any approval of relevant authorities required under the Laws and Regulations with respect to the Business Integration was not obtained, (iii) any proposal set forth in Article 10, Paragraph 1 or 2 was rejected in the extraordinary general meetings of shareholders set forth in the same provision, or a ruling of revocation, nullification or

App. A-22

nonexistence of the resolution of the general meetings of shareholders that approved such proposal became final, or (iv) any circumstances that may otherwise materially hinder the consummation of the Business Integration have occurred or it has become obvious that such circumstances will occur, JXHD and TonenGeneral may change the terms and conditions of the Business Integration or other details of this Agreement or may discontinue the Business Integration upon mutual consultation in good faith and upon mutual consent.

Article 49.	Termination of this Agreement

1.	If any matter set forth in each of the following items occurs, this Agreement shall terminate as a matter of course.

(1)	In the case where JXHD or TonenGeneral determined to discontinue the Business Integration pursuant to the preceding article;

(2)	In the case where this Agreement was cancelled pursuant to Article 47; or

(3)	In the case where the Business Integration under this Agreement does not become effective by April 1, 2018 (inclusive of the date).

2.	Article 45, Article 47, Paragraph 5 and Article 52 shall survive the termination of this Agreement and shall remain in full force.

Article 50.	Announcement

1.	JXHD and TonenGeneral shall make a joint announcement on matters that they previously agreed upon concerning the Business Integration immediately after the execution of this Agreement.

2.	If JXHD and TonenGeneral make a joint announcement in relation to the Business Integration except as set forth in the preceding paragraph, JXHD and TonenGeneral shall make such announcement upon prior mutual consultation and consent.

Article 51.	Prohibition on Transfer and Others

JXHD and TonenGeneral shall not transfer or assign to any third party, cause any third party to succeed to or otherwise dispose of its contractual status and any and all rights and obligations thereunder without obtaining prior written consent of the other party.

Article 52.	Governing Law and Jurisdiction

1.	This Agreement shall be governed by and construed in accordance with the Japanese law.

2.	Any dispute arising from this Agreement shall be subject to the exclusive jurisdiction of the Tokyo District Court as the court of first instance.

Article 53.	Matters for Consultation

Any matter not specified in this Agreement and any doubt arising from the construction of each provision of this Agreement shall be settled upon good faith consultation between JXHD and TonenGeneral each time.

App. A-23

IN WITNESS WHEREOF, this Agreement is prepared in duplicate and each of JXHD and TonenGeneral shall affix its name and seal hereto and retain one copy.

August 31, 2016

JXHD:	JX Holdings, Inc.
1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
Yukio Uchida, Representative Director, President

TonenGeneral:	TonenGeneral Sekiyu K.K.
8-15, Kohnan 1-chome, Minato-ku, Tokyo
Jun Mutoh, Representative Director, President

JXE and EMGM confirm all of the provisions of this Agreement and shall affix its name and seal as an observer.

JXE:	JX Nippon Oil & Energy Corporation
1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
Tsutomu Sugimori, President and Representative Director

EMGM:	EMG Marketing Godo Kaisha
8-15, Kohnan 1-chome, Minato-ku, Tokyo
Takashi Hirose, President

App. A-24

Exhibit 1-1-2

Share Exchange Agreement

JX Holdings, Inc. (“JXHD”) and TonenGeneral Sekiyu K.K. (“TonenGeneral”) hereby enter into this agreement (this “Agreement”) as follows with respect to a share exchange.

Article 1	Share Exchange

1.1	In accordance with the provisions of this Agreement, JXHD and TonenGeneral shall consummate a share exchange (the “Share Exchange”) in which JXHD becomes the wholly-owning parent company through the Share Exchange and TonenGeneral becomes the wholly-owned subsidiary company through the Share Exchange.

1.2	The corporate names and addresses of the wholly-owning parent company through the Share Exchange and the wholly-owned subsidiary company through the Share Exchange are as follows.

(1)	Wholly owning parent company through the Share Exchange

Corporate name: JX Holdings, Inc.

Address: 1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo

(2)	Wholly owned subsidiary company through the Share Exchange

Corporate name: TonenGeneral Sekiyu K.K.

Address: 8-15, Kohnan 1-chome, Minato-ku, Tokyo

Article 2	Matters Regarding the Number of Shares to be Delivered at the Time of the Share Exchange and Allotment of Those Shares

2.1	At the time of the Share Exchange, JXHD shall deliver to the shareholders of TonenGeneral (limited to the shareholders after the treasury shares of TonenGeneral have been cancelled as set forth in Article 7; hereinafter the same), as of the time immediately before JXHD acquires all of the issued shares of TonenGeneral through the Share Exchange (the “Reference Time”), the shares of JXHD in the number obtained by multiplying the number of TonenGeneral shares held by such shareholders by 2.55, and JXHD shall allocate to each shareholder of TonenGeneral as of the Reference Time 2.55 shares of JXHD for each share of TonenGeneral which such shareholder holds.

2.2	If any shares of JXHD to be allocated by JXHD to TonenGeneral shareholders in accordance with the provisions of the preceding paragraph are fractional shares of less than one share of JXHD stock, JXHD shall handle such fractional shares in accordance with Article 234 of the Companies Act.

Article 3	Matters Regarding Amounts of Stated Capital and Reserves of the Wholly-Owning Parent Company through the Share Exchange

Stated capital, capital surplus reserve and earned surplus reserve of JXHD that will increase as a result of the Share Exchange are as follows; provided, however, that JXHD and TonenGeneral may change these amounts upon agreement through consultation due to changes in circumstances up until the effective date of the Share Exchange (the “Effective Date”).

(1)	Stated capital: 0 yen

(2)	Capital surplus reserve: Amount of changes in net assets stipulated in Article 39 of the Ordinance on Company Accounting

(3)	Earned surplus reserve: 0 yen

App. A-25

Article 4	Effective Date

4.1	The Effective Date shall be April 1, 2017.

4.2	Notwithstanding the provisions of the preceding paragraph, JXHD and TonenGeneral may change the Effective Date upon agreement through consultation, if necessary due to the progress of the procedures for the Share Exchange.

Article 5	General Meeting of Shareholders to Approve the Share Exchange

JXHD and TonenGeneral shall each hold a general meeting of shareholders by the day immediately preceding the Effective Date to seek approval for this Agreement and any matters necessary for the Share Exchange.

Article 6	Management of Company Assets

After the execution of this Agreement until the Effective Date, JXHD and TonenGeneral shall each execute its respective business and manage and operate its respective assets with due care of a prudent manager. Any acts which may have material influence on the assets or rights and obligations shall only be taken after discussing with the other party in advance.

Article 7	Cancellation of Treasury Shares

TonenGeneral shall at the Reference Time cancel all treasury shares it holds as of the Reference Time (including shares to be acquired by TonenGeneral in response to dissenting shareholders’ demand in relation to the Share Exchange to purchase their shares as stipulated in Article 785, Paragraph (1) of the Companies Act) upon resolution of the board of directors of TonenGeneral held by the day immediately preceding the Effective Date.

Article 8	Handling of Stock Acquisition Rights

TonenGeneral shall, by the day immediately preceding the Effective Date, acquire and cancel all stock acquisition rights which it has issued.

Article 9	Dividends of Surplus and Others

9.1	JXHD may pay dividends of surplus to the shareholders or registered pledgees of shares who are recorded on the latest registry of shareholders as of September 30, 2016 at the maximum of 8 yen per share and 20 billion yen in total.

9.2	JXHD may pay dividends of surplus to the shareholders or registered pledgees of shares who are recorded on the latest registry of shareholders as of March 31, 2017 at the maximum of 8 yen per share and 20 billion yen in total.

9.3	TonenGeneral may pay dividends of surplus to the shareholders or registered pledgees of shares who are recorded on the latest registry of shareholders as of December 31, 2016 at the maximum of 28.50 yen per share and 10.5 billion yen in total.

9.4	Unless provided for in the preceding three paragraphs, after the execution of this Agreement, JXHD and TonenGeneral shall not resolve to pay of dividends of surplus with the reference date which is earlier than the Effective Date. In addition, after the execution of this Agreement, JXHD and TonenGeneral shall not resolve to buy back their own stock with the acquisition date which is earlier than the Effective Date (excluding the buy-back of their own stock which is required upon exercise of the shareholders’ rights pursuant to applicable laws and regulations).

Article 10	Amendment and Termination of this Agreement

After the execution of this Agreement until the Effective Date, if there are any material changes in the financial condition or business performance of JXHD or TonenGeneral or such changes become evident, if any events

App. A-26

occur that could materially hinder the consummation of the Share Exchange in accordance with this Agreement or the occurrence of such events become evident, or if otherwise it becomes difficult to achieve the purpose of the Share Exchange, JXHD and TonenGeneral may amend or terminate this Agreement after consultation in good faith.

Article 11	Effectiveness of this Agreement

This Agreement shall cease to be in effect if:

(1)	it is not possible to obtain approval of a general meeting of shareholders of JXHD or TonenGeneral as set forth in Article 5 of this Agreement; or

(2)	any approval of relevant authorities required under laws and regulations with respect to the Share Exchange has not been obtained as of the Reference Time.

Article 12	Consultation

In addition to the provisions of this Agreement, JXHD and TonenGeneral shall set forth any matter necessary for the Share Exchange upon agreement through consultation in accordance with the purpose of this Agreement.

Article 13	Jurisdiction

JXHD and TonenGeneral agree that the Tokyo District Court shall be the court of first instance having exclusive jurisdiction over any disputes relating to this Agreement before a court.

IN WITNESS WHEREOF, JXHD and TonenGeneral have executed this Agreement in duplicate by affixing their signatures and seals thereto, and each party shall keep one original.

August 31, 2016

JXHD:	JX Holdings, Inc.
1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
Yukio Uchida, Representative Director, President

TonenGeneral:	TonenGeneral Sekiyu K.K.
8-15, Kohnan 1-chome, Minato-ku, Tokyo
Jun Mutoh, Representative Director, President

App. A-27

Exhibit 1-1-5

Absorption-type Merger Agreement

JX Nippon Oil & Energy Corporation (“JXE”) and TonenGeneral Sekiyu K.K. (“TonenGeneral”) hereby enter into this agreement (this “Agreement”) as follows with respect to an absorption-type merger.

Article 1	Absorption-type Merger

1.1	In accordance with the provisions of this Agreement, JXE and TonenGeneral shall consummate a merger (the “Merger”) in which JXE is the surviving company and TonenGeneral is the absorbed company.

1.2	The corporate names and addresses of the surviving company and the absorbed company are as follows.

(1)	Surviving company

Corporate name: JX Nippon Oil & Energy Corporation

Address: 1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo

(2)	Absorbed company

Corporate name: TonenGeneral Sekiyu K.K.

Address: 8-15, Kohnan 1-chome, Minato-ku, Tokyo

Article 2	Matters Regarding Consideration to be Delivered at the time of the Merger

Since JX Holdings, Inc. (“JXHD”) shall own all of the issued shares of JXE and TonenGeneral immediately before the Merger is consummated, JXE shall not deliver to JXHD money or any other consideration in lieu of those shares at the time of the Merger.

Article 3	Matters Regarding Amounts of Stated Capital and Reserves of the Surviving Company

None of stated capital, capital surplus reserve or earned surplus reserve of JXE shall increase at the time of the Merger.

Article 4	Effective Date and Conditions Precedent

4.1	The effective date of the Merger (the “Effective Date”) shall be April 1, 2017, whereas the consummation of the Merger shall be subject to the satisfaction of the condition precedent that the share exchange under the “Share Exchange Agreement” (the “Share Exchange Agreement”) executed between JXHD and TonenGeneral on August 31, 2016 has been consummated.

4.2	Notwithstanding the provisions of the preceding paragraph, JXE and TonenGeneral may change the Effective Date upon agreement through consultation, if necessary due to the progress of the procedures for the Merger.

Article 5	General Meeting of Shareholders to Approve the Merger

5.1	JXE shall, pursuant to the provisions of Article 796, Paragraph (2) of the Companies Act, consummate the Merger without obtaining the approval of the general meeting of shareholders, set forth in Article 795, Paragraph (1) of the same act, with respect to this Agreement.

5.2	TonenGeneral shall hold a general meeting of shareholders by the day immediately preceding the Effective Date to seek approval for this Agreement and any matters necessary for the Merger.

App. A-28

Article 6	Management of Company Assets

After the execution of this Agreement until the Effective Date, JXE and TonenGeneral shall each execute its respective business and manage and operate its respective assets with due care of a prudent manager. Any acts which may have material influence on the assets or rights and obligations shall only be taken after discussing with the other party in advance.

Article 7	Amendment and Termination of this Agreement

After the execution of this Agreement until the Effective Date, if there are any material changes in the financial condition or business performance of JXE or TonenGeneral or such changes become evident, if any events occur that could materially hinder the consummation of the Merger in accordance with this Agreement or the occurrence of such events become evident, or if otherwise it becomes difficult to achieve the purpose of the Merger, JXE and TonenGeneral may amend or terminate this Agreement after consultation in good faith.

Article 8	Effectiveness of this Agreement

This Agreement shall cease to be in effect if:

(1)	the Share Exchange Agreement ceases to be in effect;

(2)	it is not possible to obtain approval of a general meeting of the shareholders of TonenGeneral as set forth in Article 5.2 of this Agreement; or

(3)	any approval of relevant authorities required under laws and regulations with respect to the Merger cannot be obtained.

Article 9	Consultation

In addition to the provisions of this Agreement, JXE and TonenGeneral shall set out any matter necessary for the Merger upon agreement through consultation in accordance with the purpose of this Agreement.

Article 10	Jurisdiction

JXE and TonenGeneral agree that the Tokyo District Court shall be the court of first instance having exclusive jurisdiction over any disputes relating to this Agreement before a court.

IN WITNESS WHEREOF, JXE and TonenGeneral have executed this Agreement in duplicate by affixing their signatures and seals thereto, and each party shall keep one original.

August 31, 2016, 2016

JXE:	JX Nippon Oil & Energy Corporation
1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
Tsutomu Sugimori, Representative Director, President

TonenGeneral:	TonenGeneral Sekiyu K.K.
8-15, Kohnan 1-chome, Minato-ku, Tokyo
Jun Mutoh, Representative Director, President

App. A-29

Exhibit 12-2

Outline of the Code of Conduct of Officers and Employees

Subject personnel

The subjects of the sentences are “We” or “Our Company”.

•    The Code of Conduct (the “Code”) applies to all people who work in the Group (a corporate group consisting of Holdco and its subsidiaries).

•    We also request all people who work in the Listed Subsidiaries of the Group to comply with the Code.

•    To comply with the Code, we also request the following people to understand and cooperate on.

•    Officers and employees of the vendor and service provider companies which operate in the business locations of the Group (the “cooperating company”)

•    Officers and employees of the companies which create a value chain of the Group (e.g. raw material suppliers, logistics companies and dealers)

Preparation	• The full text of the Code and the policies and guidelines linked to the Code will be completed by the Business Integration Date.

Public announcement

•    The Group aims to publicly announce the Code on the Business Integration Date.

•    The Group will manifest its commitments to all stakeholders by externally announcing not only the table of contents of the Code but also the contents itself.

Item	Contents
Introduction: Positioning of the Code

The purpose and meaning of the Code of Conduct is expressed throughout the Code with the message from the top management.

•    The Code is the ethical standards (e.g. compliance, respect for human rights, environmental protection, fairness, justice, and integrity) with which we, who work in the Group (all officers and employees, including those of cooperating companies), must comply in the course of business activities to fulfill our social responsibilities.

•    It is necessary to encourage the companies which create a value chain to act on business ethics.

•    Major premises of business operations are compliance, securing safety, environmental conservation, and health.

•    The Group will respect international norms for human rights and ensure not to be involved in activities that infringe human rights.

•    The Code applies in all countries and regions in which the Group operates.

1. Compliance

(1)    We will not engage in any act that is against compliance (of law and regulations, contracts, internal rules and policies and social norms).

(2)    We will not leave a situation which is against compliance nor be involved in such a situation.

(3)    We will not allow other officers and employees than ourselves and the officers and employees of the Group companies, cooperating companies, and the companies which create a value chain to engage in any act that is against compliance.

(4)    We will not engage in any insider trading.

App. A-30

Item	Contents
(5) In operating overseas, we will comply with laws and regulations and any other rules of the countries and regions in which we operate, and we will act ethically.

2. Securing Safety

(1)    We will position safety as the major premise of our business activities, set a high goal for safety, secure safety at all times and take measures to prevent any types of accidents, injury and disaster.

(2)    Even in the event of natural disaster such as an earth quake, by minimizing damage to our business locations, we will exert our fullest efforts to ensure life and physical safety of the officers and employees of our Company, its cooperating companies, neighborhood residents and other related parties.

(3)    We will not work in the condition where the safety is not secured due to the influences of illness, alcohol, drug or other factors.

3. Environmental Conservation

(1)    We, as a company group that handles limited natural resources, recognize that the global environment is indispensable, and will endeavor to conserve natural capital such as water, soil and atmosphere that nurture a variety of living things.

(2)    We will endeavor to contribute to the development of low-carbon and circulating society by, for instance, encouraging renewable energies, promoting energy conservation (reduce), reuse, recycling and waste cut-down.

(3)    We will endeavor to maintain and conserve the environment throughout our value chain, including resources development, procurement, manufacturing, distribution and sales, and urge the society to promote sustainable production and consumption.

4. Promotion of Health

(1)    We recognize that health of working people is the foundation of the corporate continuation and development. We will proactively support initiatives to maintain and promote health and endeavor to ensure health.

(2)    We will identify and evaluate health disorder risks associated with our business activities and move forward the measures to control such risks.

(3)    We will proactively send out information and cooperate with external parties for the continuous development of labor health.

5. Respect for Human Rights

(1)    We fully recognize differences of all people in gender, age, national origin, race, ethnicity, culture, thought, religion, political conviction, sexual orientation, whether handicapped or not, among other things, and will respect diversity and will not infringe human rights by our business activities.

(2)    We will not engage in any kind of discrimination or harassment.

(3)    We will not tolerate forced labor or child labor in our business activities.

(4)    We will not engage in any trade that leads to prolonged military conflicts, human right infringement or escalation of inhumane acts.

6. Provision of Valuable Products and Services

(1)    We will conduct business activities with new ideas and challenge minds at all times without being bound by conventional methods, and endeavor to pursue customer satisfaction and trust by developing and providing useful products and services that contribute to solving social challenges in and outside Japan.

(2)    In providing products and services, we will appropriately manage product quality and risks in relation to the safety, environment, health and the like, and even in an emergency, we will endeavor to stably provide products and services.

App. A-31

Item	Contents

(3)    Taking a customer perspective at all times, we will provide representations and explanations about products and services in an appropriate and plain manner, and promptly respond to inquiries from customers in good faith.

(4)    If any defect or issue occurs with respect to our products or services, we will conduct a thorough investigation into the cause and endeavor to prevent the recurrence.

7. Fair and Equitable Trade

(1)    We will comply with domestic and foreign competition laws, unfair competition prevention laws and security export control laws and regulations. In addition, we will eliminate antisocial forces and engage in fair and equitable trade.

(2)    We will develop with our customers, suppliers and other business partners in and outside Japan, and establish healthy relationships that can contribute to the society.

(3)    We will respect intellectual property rights of third parties.

(4)    We will not receive cash, gifts, or entertainment from our suppliers or other business partners or provide those to our suppliers or other business partners in contradiction to “Ethics” set forth in our Group Values. Even if we receive or provide gifts or entertainment, we will ensure beforehand that it does not go beyond the extent appropriate to generally accepted conventional practices and such gifts or entertainment will not inappropriately influence our business judgments, and will be provided in a transparent manner.

8. Appropriate Relationships with Politics and Governments

(1)    We will maintain highly transparent relationships with politics and governments.

(2)    If we are involved in a political activity (including lobbying), we will do so after prior approval of our Company.

(3)    We will not engage in a conduct that constitutes bribery to domestic or foreign public officials and equivalents (including those who laws and regulations construe as public officials or specifically regulate as its subject).

9. Prevention of Conflicts of Interest

In all of our business activities, we will place priority on company benefits over our individual benefits. None of us will engage in any act that contradicts company benefits such as the following, without approval of our Company.

(a)    To work for another company or assume the position of an officer of another company

(b)    To arrange for ourselves or our spouse or relative a position at the Group or its supplier or business partner

(c)    To retain as a supplier or business partner a company, organization, or individual which we ourselves, our spouse or relative manages or works for

10. Protection and Management of Company Assets

(1)    We will appropriately maintain, manage and protect company assets (including intangible assets; hereinafter the same).

(2)    We will not use company assets for any purpose other than our business operations.

(3)    If we develop an invention or make a discovery in the course of business, we will protect it as intellectual property of our Company.

11. Appropriate Management of Information

(1)    We will obtain internal and external information in an appropriate manner within the scope of our own duties, and will not use it for any purpose other than our own duties.

(2)    In obtaining and using private information, we will clearly set out the purpose and scope of use, strictly manage private information and exercise due care to protect it.

App. A-32

Item	Contents

(3)    We will prepare all records and reports that are necessary in the course of business accurately based on facts, without omission, and in a timely manner.

(4)    We will strictly maintain confidentiality of company information (including information lawfully disclosed by a third party; hereinafter the same) according to the pre-defined level of confidentiality by, for instance, restricting access by unauthorized persons to company information. In addition, we will ensure accuracy and reliability of company information and appropriately organize and store it so that it can be used when necessary.

(5)    We will disclose company information accurately and clearly by appropriate means in a timely manner to ensure smooth communication with various stakeholders.

12. Establishment of Healthy Working Environment

(1)    Through the initiatives for appropriate health management and a work-life balance, among other things, we will endeavor to ensure that we work lively at our workplaces and we ourselves and our family members and colleagues live a healthy and cultural life.

(2)    We will promote diversity so that diverse individuals may exert their abilities to the maximum extent.

(3)    We will endeavor to secure and maintain a pleasant working environment through mutual dialogue and smooth communication.

(4)    We will strive to develop abilities of ourselves and colleagues and endeavor to foster incoming human resources.

(5)    While we will respect religion, thought and creed of individual officers and employees, we will not engage in a religious or political activity or any similar activity without prior approval of our Company in the course of our business activities.

13. Contribution to Civil Society

(1)    We will endeavor to contribute to the development of the civil society by engaging in dialogue, coordination and cooperation with local communities, local governments, civil groups and other organizations at our business activity locations such as oil production facilities, refineries, mines, smelters and sales bases.

(2)    We will contribute to the healthy development of the society and culture by providing support to young people who represent the next generation and socially vulnerable people and promoting art, sports and other activities.

(3)    We will endeavor to contribute to the civil society through volunteer activities or in other means.

14. Response to Violations and Prevention of Recurrence

(1)    If we find any act that violates or is likely to violate the Code, we will report it to our superiors to solve the violation.

(2)    If we believe that reporting to our superiors will not solve the violation, we will report to relevant departments or use the whistle-blowing system as necessary to solve the violation.

(3)    We acknowledge that if we engage in any act that is prohibited by the Code, we will be subject to an disciplinary action in accordance with the work regulations.

(4)    If an event that violates the Code occurs, we will conduct a thorough investigation into the cause and formulate and implement effective measures to prevent the recurrence.

End

App. A-33

Exhibit 13-1

Business Strategies of the Group

The business strategies for some time (approximately three years) after the Business Integration are as follows. By implementing these strategies, the Group will enhance its capital efficiency and achieve the financial goal (Article 14). In addition, the Group will establish the foundation for the future and implement the growth strategies so as to achieve the objectives of the Business Integration (Article 3).

1.	Group

(1)	The Group will conduct thorough structural reforms with zero-base thinking for the near term in order to enhance its competitiveness and maximize the integration synergy at an early date. In addition, the Group will place priority on the improvement of its financial structure. To that end, the Group will generate cash flow and focus on the improvement of its balance sheet by all feasible means such as control of investment, sale of assets, and thorough reduction of working capital, whereby the Group will increase resilience against the risk of changes in the business environment and solidify the foundation for its future growth.

(2)	While strengthening the competitiveness of its existing businesses, the Group will also focus on midstream and downstream businesses overseas, including the Asia-Pacific region, where future growth is expected. These initiatives will be an initial step toward the future growth of the Group. At the same time, the Group will develop new businesses related to electricity and new energy as well as technology-based businesses, centered on high performance materials utilizing the existing technologies held by the Group, and this will achieve a balanced business portfolio including upstream, midstream and downstream businesses. Through these efforts, the Group will seek to maximize its corporate value.

(3)	With respect to investment, the Group will level out investment timing, set priorities on investment projects, and strategically select investment. By implementing these measures, the Group will establish its system that focuses on risk management.

2.	Energy business (See Exhibit 13-2 for details)

(1)	While maintaining safe and stable operations and stable supply, the Group will fundamentally streamline and rationalize its energy business, and thoroughly transform its business structure, thereby achieving a more resilient business foundation.

(2)	The Group will realize and maximize integration synergies of the business integration through continuous business transformation of the petroleum refining and sales and petrochemical businesses, which will continue to be core businesses and “earnings powerhouses” of the Group even under a challenging business environment.

(3)	With stronger business bases that are made possible by business transformation, the Group will develop and enhance next generation businesses of the group, such as overseas businesses, electricity, gas, new energy, lubricants, and specialty chemicals that will be mainstays of the future.

3.	Oil and natural gas exploration and production business

(1)	The Group will optimize its portfolio through concentration in core competence.

(2)	New investments in the oil and natural gas E&P business are made in principle within the range of cash flow generated from such business.

App. A-34

(3)	With respect to oil and gas fields under development and production, the Group will focus on cost reduction and steadily implement those oil and gas projects, with attention to safety and the environment.

(4)	The Group will contribute to the efficient supply of limited resources by focusing on the acquisition of technologies in the areas where it can exert the knowledge and strength it has accumulated to date, including CO2-EOR technology and development technology for deep-water oil and gas fields.

4.	Metals business

(1)	In its upstream business, the Group will focus on the safe and stable operation and cost reduction of the existing business and refrain from investing in new upstream businesses for the time being.

(2)	In its copper smelting and refining business, the Group will establish safe and stable operation of refineries and focus on strengthening cost competitiveness by increasing efficiency.

(3)	In its electronic materials business, the Group will distribute niche and high-performance products to global markets by utilizing competitive technology, and maintain and expand its earning capacity. In addition, the Group will develop markets and technology and strengthen sales for the coming “Internet of things” society.

(4)	In its recycling and environmental services business, the Group will strengthen its domestic and overseas collecting network and expand the business in order to contribute to the development of a recycling-oriented society.

5.	Other Business Activities

The Group will provide new solution to the society by expanding the earning capacity of the existing businesses and realizing inter-business synergy in the areas in which organic and inorganic technologies and materials held by the Group can be utilized.

End

App. A-35

Exhibit 13-2

Basic Management Policies and Medium to Long Term Strategies of the Energy Business

1.	Basic Management Policies of the Energy Business

The Energy Company, which is an unparalleled company in Japan and a leading general energy company in Asia, will continue to assume a heavy responsibility of “stable energy supply” for many years to come and strive to contribute to the development of a sustainable and vigorous economy and society.

To that end, premised on safe and stable operations and stable supply, the Energy Company will fundamentally streamline and rationalize its energy business, and thoroughly transform its business structure, thereby achieving a more resilient business foundation. Moreover, with such business foundation, the Energy Company will develop and enhance next generation businesses of the Energy Company that will be mainstays of the future.

2.	Medium to Long Term Strategies of the Energy Business

(1)	Core Business

The Energy Company will realize and maximize integration synergies of the business integration through continuous business transformation of the petroleum refining and sales and petrochemical businesses, which will continue to be core businesses of the Energy Company and “earnings powerhouses” of the Group even under a challenging business environment.

Specifically, the Energy Company will seek to realize increased efficiency of the entire supply chain based on the principle of overall optimization. In the areas which constitute the supply chain, the Energy Company will steadily “optimize the procurement and accommodation of crude oil, products and semi-finished products,” “establish an optimal refinery and factory structure (including increase of efficiency and closure and consolidation of refineries and factories),” “increase logistics efficiency,” and “implement various measures with the basic concepts of ‘fairness and equitability’ and ‘improvement of the brand value’.”

By pursuing these efforts to the domain that has not been able to be achieved on its own, the Energy Company will develop the core business as a business with international competitiveness.

(2)	Mainstay of the Future

The Energy Company will develop and enhance businesses that will be “mainstays of the future” as follows.

(1)	To capture demands in markets such as the Asia-Pacific region, where economic expansion is expected, the Energy Company will utilize its knowledge accumulated in the course of domestic business and expand business in the overseas markets.

(2)	The Energy Company will further develop businesses such as electricity, gas and new energy, for which the Energy Company has already started its initiatives and which are expected to generate high synergy effects with existing businesses.

(3)	In the technology-based business for the products such as lubricants and specialty chemicals, the Energy Company will seek to expand the earning capacity by developing and distributing those products as high-value added products, taking product characteristics and customer needs into account.

3.	Management Control of the Energy Company

The management control of the Energy Company will be developed and operated in accordance with the management control system and the rules and policies (in relation to internal audit, medium-term management plan, management of capital investment, budget control, structure of organizations and authorities and others) of the Holdco.

App. A-36

The Energy Company will enhance the development and operation of internal controls based on the knowledge and practices which have been accumulated by the two groups. The Energy Company will introduce internal control methods based on global standards to the operating process of each unit in order to enhance in particular internal controls related to business conduct for the purpose of preventing fraud, errors or losses.

The Energy Company will enhance the operational control by newly developing a management system that is common to the Energy Group, such as for operational safety, environment, health and security, based on knowledge and practice which have been accumulated by the two groups.

End

App. A-37

Exhibit 18-3

Relationship Between Holdco and the Core Operating Companies and Responsibilities of Supervising Officers of Holdco

I.	Relationship Between Holdco and the Core Operating Companies

1.	Application of “Group Common Rules”

(1)	Holdco will establish rules and systems applicable to the Core Operating Companies and other Group companies as well as policies for the issues to be addressed by the entire Group (“Group Common Rules”).

(2)	The president of Holdco shall direct and supervise presidents of the Core Operating Companies in respect of the application of the Group Common Rules.

Similarly, the supervising officers of Holdco shall provide supervising officers of the corresponding Core Operating Companies with advice, guidance and support based on the instructions from the president of Holdco.

Further, the general managers of Holdco shall provide general managers of the corresponding Core Operating Companies with advice, guidance and support based on the instructions from the president and supervising officers of Holdco.

(3)	The president, supervising officers and general managers of the Core Operating Companies shall execute their duties based on the Group Common Rules, and develop and operate the rules, systems and policies as necessary so that the Group Common Rules are applied to their companies or groups.

2.	Execution of Material Matters Subject to Decision Authority

(1)	The Core Operating Companies shall establish draft business plans, draft budgets, draft capital investment plans and other plans as the Core Operating Companies in accordance with the operating policy of the entire Group. With respect to material matters for which Holdco has the decision authority (the “Material Matters Subject to Decision Authority”), the Core Operating Company shall seek a decision of Holdco and provide explanations to Holdco while making sure Holdco has sufficient time for deliberation, and discuss thoroughly with Holdco.

(2)	Holdco shall judge and determine any Material Matters Subject to Decision Authority from the perspective of the total optimization for the entire Group.

(3)	The Core Operating Companies shall execute businesses with respect to the Material Matters Subject to Decision Authority in accordance with a decision by Holdco, and report the execution status of those businesses to Holdco at the request of Holdco.

3.	Decision on Material Personnel Matters

Holdco shall decide material personnel matters of the Core Operating Companies and other Group Companies as their wholly-owning parent company.

II.	Responsibilities of Supervising Officers of Holdco

Supervising officers and general managers of Holdco shall have the following responsibilities in order for Holdco to fulfill its missions and basic roles under Article 18 of the Business Integration Agreement.

1.	To provide supervising officers and general managers of the Core Operating Companies with advice, guidance and support in respect of the application of the Group Common Rules in the Core Operating Companies

App. A-38

2.	To receive reports on the Material Matters Subject to Decision Authority in advance from supervising officers and general managers of the Core Operating Companies and fully discuss the Material Matters Subject to Decision Authority with supervising officers and general managers of the Core Operating Companies

3.	To obtain and analyze the latest world trends of their businesses and duties on a daily basis and plan and formulate various measures to continuously improve operations, enhance internal control and risk management and proceed with business reforms of the Group

4.	The supervising officers and general managers who are in charge of personnel matters of Holdco shall plan and coordinate material personnel systems (e.g. evaluation, personnel transfers, and training and career development) common to the Group in accordance with the orders from the president of Holdco (Note)

5.	To discuss with supervising officers and general managers of the Core Operating Companies with respect to personnel matters such as assignment, transfers, evaluation, and training and career development of the business management unit, which includes the Core Operating Companies

(Note)	In addition to the above, the supervising officers and general managers of Holdco shall separately establish systems for the personnel matters of the manager candidates of the Group, including systems of selection, transfer, evaluation, and training and career development of those candidates, and such systems shall be developed and operated by Holdco.

End

App. A-39

Exhibit 23

Organization Chart of Holdco

Note

*1	Joint department for Integrated Holding Company and three Core Operating Companies
*2	Joint department for Integrated Holding Company and Integrated Energy Company

App. A-40

Exhibit 28

Organization Chart of Energy Company

General Meeting of Shareholders
Board of Directors
President
Executive Vice Presidents
Executive Officers
Internal Audit Dept. *2
Internal Control Dept. *2
IT Planning & Development Dept. *2
Business Transformation Dept.
Service Depts.
Controller, Corporate Planning, Crisis Management, General Administration, Human Resources, Information Systems, Legal Affairs, Procurement, Public Relations and Secretariat
ten depts.
Environment, Safety and Quality Management Depts.
two depts.
Central Technical Research Laboratory
Global Business Depts.
two depts.
Refining & Manufacturing Division
four depts., eleven refineries and five plants
Supply & Trading Division
five depts.
Marketing & Sales Division
four depts. and twelve branch offices
Chemicals Division
three depts.
Resources & Power Company
five depts.
Lubricants Company
four depts.
New & Renewable Energy Company
two depts.
Specialty Chemicals & Materials Company
Beijing Office
London Office
Board of Corporate Auditors
Office of Corporate Auditors *1

Note

*1	Joint department for Integrated Holding Company and three Core Operating Companies
*2	Joint department for Integrated Holding Company and Integrated Energy Company

App. A-41

APPENDIX B

FAIRNESS OPINION DELIVERED BY MERRILL LYNCH JAPAN SECURITIES CO., LTD.

Merrill Lynch Japan Securities Co., Ltd. Nihonbashi 1-chome Mitsui Building 1-4-1 Nihonbashi, Chuo-ku Tokyo 103-8230 Japan

August 31, 2016

The Board of Directors

TonenGeneral Sekiyu K.K

W Building, 1-8-15 Kohnan, Minato-ku, Tokyo

Members of the Board of Directors:

We understand that TonenGeneral Sekiyu K.K (“TG”) proposes to enter into a business integration agreement, share transfer agreement, and absorption-type company split agreement, dated as of August 31, 2016 (the “Agreements”), among TG, JX Holdings, Inc (“JXHD”) and JX Nippon Oil & Energy Corporation, a wholly owned subsidiary of JXHD (“JXE”), pursuant to which, among other things, (i) each outstanding share of TG (“TG Common Stock”) will be converted into the right to receive 2.55 (the “Exchange Ratio”) newly issued shares of common stock of JXHD (“JXHD Common Stock”) (the “Share Exchange”) and TG will become a wholly-owned subsidiary of JXHD, (ii) JXE will merge with and into TG, with JXE as the surviving company, and (iii) an absorption-type company split will be conducted between JXHD (as the succeeding company) and JXE (as the splitting company) ((i), (ii) and (iii) collectively, the “Integration”). The terms and conditions of the Integration are more fully set forth in the Agreements.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of TG Common Stock (other than JXHD and its affiliates) of the Exchange Ratio provided for in the Share Exchange.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to TG and JXHD;

(2)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of TG furnished to or discussed with us by the management of TG, including certain financial forecasts relating to TG prepared by or at the direction of and approved by the management of TG and that you have directed us to utilize for purposes of our analysis (such forecasts, the “TG Forecasts”);

(3)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of JXHD furnished to or discussed with us by the management of JXHD, including certain financial forecasts relating to JXHD prepared by the management of JXHD (such forecasts, the “JXHD Forecasts”);

(4)	reviewed an alternative version of the JXHD Forecasts incorporating certain adjustments thereto made by the management of TG (the “Adjusted JXHD Forecasts”), including with respect to JXHD’s internal oil and gas reserve, ore reserve and production estimates;

App. B-1

The Board of Directors

TonenGeneral Sekiyu K.K

(5)	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies”) anticipated by the managements of TG and JXHD to result from the Integration;

(6)	discussed the past and current business, operations, financial condition and prospects of TG with members of senior managements of TG and JXHD, and discussed the past and current business, operations, financial condition and prospects of JXHD with members of senior managements of TG and JXHD;

(7)	reviewed the potential pro forma financial impact of the Integration on the future financial performance of JXHD, including the potential effect on JXHD’s estimated earnings per share;

(8)	reviewed the trading histories for TG Common Stock and JXHD Common Stock and a comparison of such trading histories with each other;

(9)	reviewed the relative financial contributions of TG and JXHD to the future financial performance of the combined company on a pro forma basis;

(10)	reviewed drafts, dated August 30, 2016, of the Agreements (the “Draft Agreements”); and

(11)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of TG and JXHD that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the TG Forecasts, we have been advised by TG, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of TG as to the future financial performance of TG. With respect to the JXHD Forecasts and Synergies, we have been advised by JXHD, and have assumed, with the consent of TG, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of JXHD as to the future financial performance of JXHD and other matters covered thereby. We have relied, at the direction of TG, on the assessments of the management of TG as to TG’s and JXHD’s ability to achieve the Synergies and have been advised by TG and JXHD, and have assumed, with the consent of TG, that the Synergies will be realized in the amounts and at the times projected. With respect to the Adjusted JXHD Forecasts, we have assumed, at the direction of TG, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of TG as to the future financial performance of JXHD and, based on the assessments of the management of TG as to the relative likelihood of achieving the future financial results reflected in the JXHD Forecasts and the Adjusted JXHD Forecasts, we have relied, at the direction of TG, on the Adjusted JXHD Forecasts for purposes of arriving at our opinion. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of TG or JXHD, nor have we made any physical inspection of the properties or assets of TG or JXHD. With respect to the internal oil and gas reserve, ore reserve and production estimates of JXHD mentioned above, we are not experts in the engineering, evaluation or appraisal of oil and gas properties or mining deposits and, with TG’s consent, we have relied, without independent verification, upon the estimates of management of TG. We have not evaluated the solvency or fair value of TG or JXHD under any applicable laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of TG, that the Integration will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Integration, no delay, limitation, restriction

App. B-2

The Board of Directors

TonenGeneral Sekiyu K.K

or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on TG, JXHD or the contemplated benefits of the Integration. We have also assumed, with the consent of TG, that the Integration will qualify as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes. Our opinion is based upon financial information prepared in accordance with generally accepted accounting principles in Japan (“Japanese GAAP”) which was supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available. We have not reviewed any financial information prepared by TG or JXHD in accordance with International Financial Reporting Standards (“IFRS”) and have not taken account of any differences between Japanese GAAP and IFRS. We also have assumed, at the direction of TG, that the final executed Agreements will not differ in any material respect from the Draft Agreements reviewed by us.

We express no view or opinion as to any terms or other aspects of the Integration (other than the Exchange Ratio to the extent, and subject to the assumptions and qualifications, expressly specified herein), including, without limitation, the form or structure of the Integration. As you are aware, we were not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible integration with TG or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to holders of TG Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Integration by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Integration, or class of such persons, relative to the Exchange Ratio. Furthermore, no opinion or view is expressed as to the relative merits of the Integration in comparison to other strategies or transactions that might be available to TG or in which TG might engage or as to the underlying business decision of TG to proceed with or effect the Integration. We are not expressing any opinion as to what the value of JXHD Common Stock actually will be when issued or the prices at which TG Common Stock or JXHD Common Stock will trade at any time, including following announcement or consummation of the Integration. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Integration or any related matter.

We have acted as financial advisor to TG in connection with the Integration and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Integration. In addition, TG has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of TG, JXHD and certain of their respective affiliates.

We and our affiliates in the past have provided and may be currently providing or may in the future provide, investment banking, commercial banking and other financial services to TG and have received or in the future may receive compensation for the rendering of these services.

App. B-3

The Board of Directors

TonenGeneral Sekiyu K.K

In addition, we and our affiliates in the past have provided and may be currently providing or may in the future provide, investment banking, commercial banking and other financial services to JXHD and have received or in the future may receive compensation for the rendering of these services.

It is understood that this letter is for the benefit and use of the Board of Directors of TG (in its capacity as such) in connection with and for purposes of its evaluation of the Share Exchange.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, commodity prices including oil, gas, and copper have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on TG, JXHD or the Integration. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch Japan Securities Co., Ltd.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Share Exchange is fair, from a financial point of view, to the holders of TG Common Stock (other than JXHD and its affiliates).

Very truly yours,

MERRILL LYNCH JAPAN SECURITIES CO., LTD

App. B-4

APPENDIX C

FAIRNESS OPINION DELIVERED BY MITSUBISHI UFJ MORGAN STANLEY SECURITIES CO., LTD.

August 30, 2016

Board of Directors

TonenGeneral Sekiyu K.K.

1-8-15 Kohnan, Minato-ku, Tokyo, Japan

Members of the Board:

We understand that TonenGeneral Sekiyu K.K. (“TonenGeneral”) and JX Holdings, Inc. (“JXHD”) propose to enter into a Business Integration Agreement substantially in the form of the draft dated August 29, 2016 (the “Business Integration Agreement”), which provides, among other things, for a share exchange pursuant to the Japanese Commercial Code (the “Share Exchange”). Pursuant to the Share Exchange, TonenGeneral will become a wholly owned subsidiary of JXHD, and each outstanding share of common stock of TonenGeneral (“TonenGeneral Common Stock”), other than shares held in treasury or as to which dissenters’ rights have been perfected, will be converted into the right to receive 2.55 shares (the “Exchange Ratio”) of common stock of JXHD (“JXHD Common Stock”), subject to adjustment in certain circumstances. The terms and conditions of the Share Exchange are more fully set forth in the Business Integration Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Business Integration Agreement is fair from a financial point of view to the holders of shares of TonenGeneral Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of TonenGeneral and JXHD, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning TonenGeneral and JXHD, respectively, including internal oil, gas, and ore reserve and production estimates of JXHD;

3)	Reviewed certain financial projections prepared by the managements of TonenGeneral and JXHD, respectively;

4)	Reviewed financial projections for JXHD reflecting adjustments made by management of TonenGeneral (including with respect to oil, gas, and ore reserve and production estimates), which you have directed us to consider for purposes of our analysis;

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Share Exchange, prepared by the managements of TonenGeneral and JXHD, respectively;

6)	Discussed the past and current operations and financial condition and the prospects of TonenGeneral with senior executives of TonenGeneral;

7)	Discussed the past and current operations and financial condition and the prospects of JXHD with senior executives of JXHD;

8)	Reviewed the pro forma impact of the Share Exchange on TonenGeneral’s earnings per share;

9)	Reviewed the reported prices and trading activity for TonenGeneral Common Stock and JXHD Common Stock;

10)	Reviewed the financial performance and the prices of common stock of certain other publicly-traded companies comparable with certain business units of TonenGeneral and JXHD, respectively, and their securities;

App. C-1

11)	Reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions;

12)	Reviewed certain due diligence reports on JXHD, prepared by the legal, accounting, tax and technical advisors of TonenGeneral;

13)	Reviewed the Business Integration Agreement, substantially in the form of the draft dated August 29, 2016 and certain related documents; and

14)	Reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by TonenGeneral and JXHD, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Share Exchange, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of TonenGeneral and JXHD of the future financial performance of TonenGeneral and JXHD. Our analysis is based upon financial information prepared in accordance with generally accepted accounting principles in Japan, and we have not reviewed any financial information prepared by TonenGeneral or JXHD in accordance with International Financial Reporting Standards. In addition, we have assumed that the Share Exchange will be consummated in accordance with the terms set forth in the Business Integration Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Share Exchange will be treated as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes for both companies and their respective shareholders. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Share Exchange, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Share Exchange. We are not legal, accounting, tax, technical, environmental, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of TonenGeneral and its legal, accounting, tax, technical, and environmental advisors with respect to legal, accounting, tax, technical, environmental, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of TonenGeneral’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the TonenGeneral Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of TonenGeneral or JXHD, nor have we been furnished with any such appraisals. With respect to the internal oil, gas and ore reserve and production estimates mentioned above, we are not experts in the engineering, evaluation or appraisal of oil and gas properties or mining deposits and, with your consent, we have relied, without independent verification, upon the internal reserve estimates of management of JXHD (as adjusted by TonenGeneral). Our opinion is necessarily based on financial, economic, market and other conditions (including commodity prices) as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving TonenGeneral. We were not requested to, and we did not, participate in the negotiation of the terms of the Share Exchange.

We have acted as financial advisor to the Board of Directors of TonenGeneral in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Share Exchange. In the two years prior to the date hereof, we have provided financial advisory and financing services for TonenGeneral and JXHD and have received fees in connection with such services. We and our affiliates may also seek to provide such services to TonenGeneral and JXHD in the future and expect to receive fees for the rendering of these services.

App. C-2

Please note that we, together with our affiliates (the “Group”), are a global financial services firm engaged in the banking (including financing for TonenGeneral and JXHD), securities, trust, investment management, credit services and other financial businesses (collectively, “Financial Services”). Our securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its underwriting, trading, brokerage and financing activities, the Group may at any time hold long or short positions, may provide Financial Services to TonenGeneral, JXHD, or companies that may be involved in this transaction and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of TonenGeneral, JXHD, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. The Group, its directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of TonenGeneral, JXHD, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Further, we may at any time carry out ordinary course broking activities for TonenGeneral, JXHD, or any company that may be involved in this transaction.

This opinion has been approved by a committee of our investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing TonenGeneral is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which JXHD’s Common Stock will trade following consummation of the Share Exchange and we express no opinion or recommendation as to how the shareholders of TonenGeneral and JXHD should vote at the shareholders’ meetings to be held in connection with the Share Exchange.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Business Integration Agreement is fair from a financial point of view to the holders of shares of TonenGeneral Common Stock.

Very truly yours,

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Investment Banking Business Unit

By:
Kensaku Bessho Managing Director

App. C-3

APPENDIX D

ENGLISH TRANSLATION OF

SELECTED ARTICLES OF THE COMPANIES ACT OF JAPAN

App. D-1

Companies Act

Act No. 86 of July 26, 2005

Part V Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

Chapter IV Share Exchange and Share Transfer

SECTION 1 Share Exchange

Subsection 1 Common Provisions

(Conclusion of a Share Exchange Agreement)

Article 767 A Stock Company may effect a Share Exchange. In such cases, the Stock Company shall conclude a Stock Exchange agreement with the company acquiring all of its Issued Shares (limited to a Stock Company or a Limited Liability Company; hereinafter referred to as the “Wholly Owning Parent Company Resulting from the Share Exchange” in this Part).

Subsection 2 Share Exchange Which Causes a Stock Company to Acquire the Issued Shares

(Share Exchange Agreement Which Causes a Stock Company to Acquire the Issued Shares)

Article 768 In the case where a Stock Company effects a Share Exchange, if the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company, it shall prescribe the following matters in the Share Exchange agreement:

(i) the trade name and address of the Stock Company effecting the Share Exchange (hereinafter referred to as the “Wholly Owned Subsidiary Company Resulting from the Share Exchange” in this Part) and the Stock Company that constitutes the Wholly Owning Parent Company Resulting from the Share Exchange (hereinafter referred to as the “Wholly Owning Parent Stock Company Resulting from the Share Exchange” in this Part);

(ii) if the Wholly Owning Parent Stock Company Resulting from the Share Exchange is to deliver to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange Monies, etc. in lieu of the shares thereof when effecting the Share Exchange, the following matters concerning such Monies, etc.:

(a) if such Monies, etc. are shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the description of the number of such shares (or, for a Company with Class Shares, the classes of the shares and the number of the shares for each class) or the method for calculating such numbers, and matters concerning the amount of the stated capital and capital reserves of the Wholly Owning Parent Stock Company Resulting from the Share Exchange;

(b) if such Monies, etc. are Bonds of the Wholly Owning Parent Stock Company Resulting from the Share Exchange (excluding those pertaining to Bonds with Share Options), the description of the classes of such Bonds and the total amount for each class of Bonds, or the method for calculating that total amount;

(c) if such Monies, etc. are Stock Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange (excluding those attached to Bonds with Share Options), the description of the features and number of such Share Options, or the method for calculating such number;

(d) if such Monies, etc. are Bonds with Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the matters prescribed in (b) concerning such Bonds with Share Options and the matters prescribed in (c) concerning the Share Options attached to such Bonds with Share Options; or

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(e) if such Monies, etc. are property other than shares, etc. in the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the description of the features and number or amount of such property, or the method for calculating such number or amount;

(iii) in the case prescribed in the preceding item, matters concerning the allotment of Monies, etc. set forth in that item to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding the Wholly Owning Parent Stock Company Resulting from the Share Exchange);

(iv) if the Wholly Owning Parent Stock Company Resulting from the Share Exchange is to deliver to share option holders of Share Options in the Wholly Owned Subsidiary Company Resulting from the Share Exchange Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange in lieu of such Share Options at the time of the Share Exchange, the following matters concerning such Share Options:

(a) the description of the features of the Share Options (hereinafter referred to as “Share Options under Share Exchange Agreement” in this Part) held by share option holders of Share Options in the Wholly Owned Subsidiary Company Resulting from the Share Exchange who will receive delivery of Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange;

(b) the description of the features and number of Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange to be delivered to share option holders of Share Options under Share Exchange Agreement, or the method for calculating such number; and

(c) if Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options, a statement to the effect that the Wholly Owning Parent Stock Company Resulting from the Share Exchange will succeed to the obligations relating to the Bonds pertaining to such Bonds with Share Options and the description of the classes of the Bonds subject to such succession and the total amount for each class of Bonds, or the method for calculating that total amount;

(v) in the case prescribed in the preceding item, matters concerning the allotment of the Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange set forth in that item to share option holders of Share Options under Share Exchange Agreement; and

(vi) the day on which the Share Exchange becomes effective (hereinafter referred to as the “Effective Day” in this Section).

(2) In the case prescribed in the preceding paragraph, if the Wholly Owned Subsidiary Company Resulting from the Share Exchange is a Company with Class Shares, the Wholly Owned Subsidiary Company Resulting from the Share Exchange and the Wholly Owning Parent Stock Company Resulting from the Share Exchange may provide for the following matters in prescribing the matters set forth in item (iii) of that paragraph in accordance with the features of the classes of shares issued by the Wholly Owned Subsidiary Company Resulting from the Share Exchange:

(i) if there is any arrangement that no Monies, etc. are allotted to shareholders of a certain class of shares, a statement to such effect and such class of shares; and

(ii) in addition to the matters listed in the preceding item, if there is any arrangement that each class of shares shall be treated differently with respect to allotment of Monies, etc., a statement to such effect and the details of such different treatment.

(3) In the case prescribed in paragraph (1), the provisions on the matters listed in item (iii) of that paragraph shall be such that the Monies, etc. are delivered in proportion to the number of the shares (or, in cases where there are provisions on the matters listed in item (ii) of the preceding paragraph, the number of the shares of each

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class) held by shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding the Wholly Owning Parent Stock Company Resulting from the Share Exchange and shareholders of the class of shares referred to in item (i) of the preceding paragraph).

(Effectuation, etc. of a Share Exchange Which Causes a Stock Company to Acquire the Issued Shares)

Article 769 The Wholly Owning Parent Stock Company Resulting from a Share Exchange shall acquire all of the Issued Shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange already held by the Wholly Owning Parent Stock Company Resulting from the Share Exchange) on the Effective Day.

(2) In the case set forth in the preceding paragraph, the Wholly Owned Subsidiary Company Resulting from the Share Exchange shall be deemed to have given the approval set forth in Article 137(1) with regard to the acquisition of shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (limited to Shares with a Restriction on Transfer, and excluding those already held by the Wholly Owning Parent Stock Company Resulting from the Share Exchange prior to the Effective Day) by the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(3) In the cases listed in the following items, shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange shall become the persons specified respectively in those items, in accordance with the provisions on the matters set forth in paragraph (1)(iii) of the preceding Article, on the Effective Day:

(i) in cases where there is a provision on the matters set forth in (a) of item (ii) of paragraph (1) of the preceding Article: shareholders of shares set forth in (a) of that item;

(ii) in cases where there is a provision on the matters set forth in (b) of item (ii) of paragraph (1) of the preceding Article: bondholders of Bonds set forth in (b) of that item;

(iii) in cases where there is a provision on the matters set forth in (c) of item (ii) of paragraph (1) of the preceding Article: share option holders of Share Options set forth in (c) of that item; or

(iv) in cases where there is a provision on the matters set forth in (d) of item (ii) of paragraph (1) of the preceding Article: bondholders of the Bonds pertaining to Bonds with Share Options set forth in (d) of that item, and share option holders of the Share Options attached to such Bonds with Share Options.

(4) In the case prescribed in paragraph (1)(iv) of the preceding Article, the Share Options under Share Exchange Agreement shall be extinguished and share option holders of the Share Options under Share Exchange Agreement shall become share option holders of the Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange set forth in item (iv)(b) of that Article, in accordance with the provisions on the matters set forth in item (v) of that Article, on the Effective Day.

(5) In the case prescribed in (c) of item (iv) of paragraph (1) of the preceding Article, the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall succeed to the obligations relating to the Bonds pertaining to Bonds with Share Options set forth in (c) of that item on the Effective Day.

(6) The provisions of the preceding paragraphs shall not apply in cases where procedures under the provisions of Article 789 or Article 799 are not completed yet or where the Share Exchange is cancelled.

Chapter V Procedures of Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

SECTION 2 Procedures of an Absorption-type Merger, etc.

Subsection 1 Procedures for a Company Disappearing in an Absorption-type Merger, a Company Splitting in an Absorption-type Split, and a Wholly Owned Subsidiary Company Resulting from a Share Exchange

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Division 1 Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 782 Each of the Stock Companies listed in the following items (hereinafter referred to as an “Disappearing Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the day on which the Absorption-type Merger, Absorption-type Company Split or Share Exchange (hereinafter referred to as an “Absorption-type Merger, etc.” in this Section) becomes effective (hereinafter referred to as the “Effective Day” in this Section) (or, in the case of a Stock Company Disappearing in an Absorption-type Merger, until the Effective Day), keep documents detailing the particulars specified respectively in those items (hereinafter referred to as the “Absorption-type Merger Agreement, etc.” in this Section) and other information prescribed by Ordinance of the Ministry of Justice, and electronic or magnetic records in which this has been recorded, at its head office:

(i) Stock Company Disappearing in an Absorption-type Merger: the Absorption-type Merger agreement;

(ii) Stock Company Splitting in an Absorption-type Split: the Absorption-type Company Split agreement; and

(iii) Wholly Owned Subsidiary Company Resulting from a Share Exchange: the Share Exchange agreement.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a General Meeting of Class Shareholders), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) if there are shareholders who are to receive the notice under the provisions of paragraph (3) of Article 785, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iii) if there are share option holders who are to receive the notice under the provisions of paragraph (3) of Article 787, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iv) if the procedures under the provisions of Article 789 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier; or

(v) in cases other than those prescribed in the preceding items, the day on which two weeks have elapsed from the day of conclusion of the Absorption-type Company Split agreement or the Share Exchange agreement.

(3) Shareholders and creditors of a Disappearing Stock Company, etc. (or, in the case of a Wholly Owned Subsidiary Company Resulting from a Share Exchange, shareholders and share option holders) may make the following requests to said Disappearing Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Disappearing Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

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(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in paragraph (1); and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as set forth in paragraph (1) by the electronic or magnetic means that the Disappearing Stock Company, etc. has designated, or a request to be issued a document showing that information.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 783 A Disappearing Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

(2) Notwithstanding the provisions of the preceding paragraph, in the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is not a Company with Classes of Shares, if all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange (hereinafter referred to as the “Consideration for the Merger, etc.” in this Article and paragraph (1) of the following Article) are Equity Interests, etc. (meaning equity interests of a Membership Company or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Article), the consent of all shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange shall be obtained with regard to the Absorption-type Merger agreement or the Share Exchange agreement.

(3) In the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Shares with a Restriction on Transfer, etc. (meaning Shares with a Restriction on Transfer and those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Chapter), the Absorption-type Merger or the Share Exchange shall not become effective without a resolution of a General Meeting of Class Shareholders constituted by the Class Shareholders of the class of shares subject to the allotment of the Shares with a Restriction on Transfer, etc. (excluding Shares with a Restriction on Transfer) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective General Meetings of Class Shareholders constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such General Meeting of Class Shareholders.

(4) In the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Equity Interests, etc., the Absorption-type Merger or the Share Exchange shall not become effective without the consent of all shareholders of the class subject to the allotment of the Equity Interests, etc.

(5) An Disappearing Stock Company, etc. shall notify its Registered Pledgees of Shares (excluding the Registered Pledgees of Shares in the cases prescribed in paragraph (2) of the following Article) and Registered Pledgees of Share Options concerning the Share Options specified in the items of Article 787(3) that it will effect the Absorption-type Merger, etc. by twenty days prior to the Effective Day.

(6) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required)

Article 784 The provisions of paragraph (1) of the preceding Article shall not apply in the cases where the Company Surviving the Absorption-type Merger, the Company Succeeding in the Absorption-type Split or the

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Wholly Owning Parent Company Resulting from the Share Exchange (hereinafter referred to as the “Surviving Company, etc.” in this Division) is the Special Controlling Company of the Disappearing Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the value of the merger, etc. in the Absorption-type Merger or Share Exchange is Shares with a Restriction on Transfer, etc., and the Disappearing Stock Company, etc. is a Public Company and not a Company with Class Shares.

(2) The provisions of the preceding Article shall not apply in cases where the sum of the book value of the assets that the Company Succeeding in the Absorption-type Split succeeds to through the Absorption-type Company Split does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Stock Company Splitting in the Absorption-type Split, such proportion) of the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Stock Company Splitting in the Absorption-type Split.

(Demanding Cessation of Absorption-Type Merger, etc.)

Article 784-2 In the following cases, if shareholders of a Disappearing Stock Company, etc. are likely to suffer disadvantages, shareholders of a Disappearing Stock Company, etc. may demand the Disappearing Stock Company, etc. to cease an Absorption-type Merger, etc.; provided, however, that this shall not apply to cases prescribed in paragraph (2) of the preceding Article:

(i) In cases where said Absorption-type Merger, etc. violates the applicable laws and regulations or the articles of incorporation; or

(ii) In the cases prescribed in the main clause of paragraph (1) of the preceding Article, when the matters listed in Article 749 (1) (ii) or (iii), Article 751 (1) (iii) or (iv), Article 758 (iv), Article 760 (iv) or (v), Article 768 (1) (ii) or (iii), or Article 770 (1) (iii) or (iv) are extremely improper in light of the financial status of said Disappearing Stock Company, etc. or Surviving Company, etc.

(Dissenting Shareholders’ Appraisal Rights)

Article 785 In cases of effecting an Absorption-type Merger, etc. (excluding the following cases), dissenting shareholders may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the shares that they hold:

(i) in cases prescribed in Article 783(2); or

(ii) in cases prescribed in Article 784(2).

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph):

(i) in cases where a resolution of a shareholders meeting (including a General Meeting of Class Shareholders) is required to effect the Absorption-type Merger, etc.: the following shareholders:

(a) shareholders who gave notice to such Disappearing Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

(b) shareholders who are unable to exercise voting rights at such shareholders meeting; and

(ii) in cases other than those prescribed in the preceding item: all shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 784 (1)).

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(3) A Disappearing Stock Company, etc. shall notify its shareholders (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph and said Special Controlling Company in the cases prescribed in the main clause of Article 784 (1)) that it will effect an Absorption-type Merger, etc. and the trade name and address of the Surviving Company, etc., by twenty days prior to the Effective Day; provided, however, that this shall not apply in the cases listed in the items of paragraph (1).

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Disappearing Stock Company, etc. is a Public Company; or

(ii) in cases where the Disappearing Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 783(1).

(5) To make a demand under the provisions of paragraph (1) (hereinafter referred to as the “Exercise of Appraisal Rights” in this Division)), a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising Appraisal Rights (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class), between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6) When intending to Exercise Appraisal Rights on shares for which share certificates have been issued, shareholders of said shares shall submit the share certificates representing those shares to the Disappearing Stock Company, etc.; provided, however, that this shall not apply to a person who makes a demand pursuant to the provisions of Article 223 with respect to said share certificates.

(7) Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Disappearing Stock Company, etc.

(8) The demands of the shareholders Exercising Appraisal Rights lose effect if the Absorption-type Merger, etc. is cancelled.

(9) The provisions of Article 133 shall not apply to shares pertaining to the Exercise of Appraisal Rights.

(Determination of the Price of Shares)

Article 786 If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Disappearing Stock Company, etc. (or between the shareholder and the Company Surviving the Absorption-type Merger, if an Absorption-type Merger is effected and it is after the Effective Day; hereinafter the same applies in this Article), the Disappearing Stock Company, etc. must pay that price within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (7) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of such period.

(4) A Disappearing Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

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(5) A Disappearing Stock Company, etc. may pay the amount that said Disappearing Stock Company, etc. considers to be a fair price to shareholders until the determination of price of shares.

(6) A share purchase connected with the Exercise of Appraisal Rights becomes effective on the Effective Day.

(7) If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

(Exercise of Appraisal Rights on Share Options)

Article 787 In cases of carrying out any one of the acts listed in the following items, share option holders of Share Options of the Disappearing Stock Company, etc. provided for in those items may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the Share Options that they hold:

(i) Absorption-type Merger: Share Options other than those for which provisions on the matters set forth in Article 749(1)(iv) or (v) meet the conditions set forth in item (iii) of Article 236(1) (limited to those related to (a) of that item);

(ii) Absorption-type Company Split (limited to cases where the Company Succeeding in the Absorption-type Split is a Stock Company): among the following Share Options, Share Options other than those for which provisions on the matters set forth in Article 758(v) or (vi) meet the conditions set forth in item (viii) of Article 236(1) (limited to those related to (b) of that item):

(a) the Share Options in the Absorption-type Company Split Agreement; and

(b) Share Options other than the Share Options in the Absorption-type Company Split Agreement, for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Stock Company Succeeding in the Absorption-type Split shall be delivered to share option holders of such Share Options; or

(iii) Share Exchange (limited to cases where the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company): Among the following Share Options, Share Options other than those for which provisions on the matters set forth in item (iv) or item (v) of Article 768(1) meet the conditions set forth in item (viii) of Article 236(1) (limited to those related to (d) of that item):

(a) Share Options under Share Exchange Agreement; and

(b) Share Options other than Share Options under Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall be delivered to share option holders of such Share Options.

(2) If share option holders of the Share Options attached to Bonds with Share Options intend to make the demand under the preceding paragraph (hereinafter referred to as the “Exercise of Appraisal Rights on Share Options” in this Division), they shall also demand that the Disappearing Stock Company, etc. purchase the Bonds pertaining to Bonds with Share Options; provided, however, that this shall not apply in cases where it is otherwise provided for with respect to the Share Options attached to such Bonds with Share Options.

(3) The Disappearing Stock Companies, etc. listed in the following items shall notify share option holders of Share Options provided for in those items that they will effect an Absorption-type Merger, etc. and the trade name and address of the Surviving Company, etc., by twenty days prior to the Effective Day:

(i) Stock Company Disappearing in the Absorption-type Merger: all Share Options;

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(ii) the Stock Company Splitting in the Absorption-type Split in cases where the Company Succeeding in the Absorption-type Split is a Stock Company: the following Share Options:

(a) the Share Options in the Absorption-type Company Split Agreement; and

(b) Share Options other than the Share Options in the Absorption-type Company Split Agreement and for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Stock Company Succeeding in the Absorption-type Split shall be delivered to share option holders of such Share Options;

(iii) the Wholly Owned Subsidiary Company Resulting from a Share Exchange in cases where the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company: the following Share Options:

(a) Share Options under Share Exchange Agreement; and

(b) Share Options other than Share Options under Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall be delivered to share option holders of such Share Options.

(4) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(5) To Exercise Appraisal Rights on Share Options, the share option holder must indicate the features and number of the Share Options with respect to which the holder is Exercising those Appraisal Rights, between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6) When intending to Exercise Appraisal Rights on Share Options in respect of Share Options for which share option certificates have been issued, the holder of those Share Options shall submit to Disappearing Stock Company, etc. the share option certificates; provided, however, that this shall not apply to a person who files a public petition as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to said share option certificates.

(7) When intending to Exercise Appraisal Rights on Share Options in respect of Share Options attached to Bonds with Share Options for which certificate representing the Bond with Share Options have been issued, the holder of those Share Options shall submit to the Disappearing Stock Company, etc. the certificate representing the Bond with Share Options; provided, however, that this shall not apply to a person who files a petition for public notice as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to said certificate representing the Bond with Share Options.

(8) Share option holders Exercising Appraisal Rights on Share Options may withdraw their demands for appraisal of the Share Options only with the approval of the Disappearing Stock Company, etc.

(9) The demands of the share option holders Exercising Appraisal Rights on Share Options lose effect if the Absorption-type Merger, etc. is cancelled.

(10) The provisions of Article 260 shall not apply to Share Options pertaining to the Exercise of Appraisal Rights on Share Options.

(Determination of the Price of Share Options)

Article 788 In cases where a holder of share options Exercises Appraisal Rights on the Share Options, if an agreement on the determination of the price of the Share Options (in cases where such Share Options are attached to Bonds with Share Options, if a holder thereof demands the Disappearing Stock Company, etc. to purchase the

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Bonds constituting those Bonds with Share Options, including such Bonds; hereinafter the same shall apply in this Article) is reached between the share option holder and the Disappearing Stock Company, etc. (or, after the Effective Day in cases of effecting an Absorption-type Merger, the Company Surviving the Absorption-type Merger; hereinafter the same shall apply in this Article), the Disappearing Stock Company, etc. shall make payment within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the Share Options is reached within thirty days from the Effective Day, the share option holder or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (8) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, the share option holders Exercising Appraisal Rights on the Share Options may withdraw their demands for appraisal of the Share Options at any time after the expiration of such period.

(4) The Disappearing Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) A Disappearing Stock Company may pay the amount that said Disappearing Stock Company considers to be a fair price to share option holders by the determination of price of Share Options.

(6) The purchase of Share Options relating to the Exercise of Appraisal Rights on Share Options shall become effective on the Effective Day.

(7) If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options for which share option certificates are issued, the Disappearing Stock Company, etc. shall pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the share option certificates.

(8) If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options attached to a Bond with Share Options for which a certificate for a Bond with Share Options is issued, the Disappearing Stock Company, etc. shall pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the certificate for the Bond with Share Options.

(Objections of Creditors)

Article 789 In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Disappearing Stock Company, etc.:

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Disappearing in the Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Stock Company Splitting in the Absorption-type Split who are unable to request the Stock Company Splitting in the Absorption-type Split to perform the obligations (including performance of the guarantee obligations that the Stock Company Splitting in the Absorption-type Split jointly and severally assumes with the Company Succeeding in the Absorption-type Split as a guarantor) (or, in the case where there are provisions on the matter set forth in Article 758(viii) or Article 760(vii), creditors of the Stock Company Splitting in the Absorption-type Split); and

(iii) in cases where the Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options: bondholders pertaining to such Bonds with Share Options.

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(2) In cases where all or part of the creditors of the Disappearing Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Disappearing Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor (limited to one who is able to state an objection pursuant to the provisions of such paragraph), if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and address of the Surviving Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Disappearing Stock Company, etc. and the Surviving Company, etc. (limited to a Stock Company); and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Disappearing Stock Company, etc. gives public notice under that paragraph by the Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Disappearing Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph (excluding such notices to creditors of the obligations of the Stock Company Splitting in an Absorption-type Split that have arisen due to a tort in the case of effecting an Absorption-type Company Split).

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Disappearing Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Change in the Effective Day of an Absorption-type Merger, etc.)

Article 790 A Disappearing Stock Company, etc. may change the Effective Day by agreement with the Surviving Company, etc.

(2) In the cases prescribed in the preceding paragraph, the Disappearing Stock Company, etc. shall give public notice of the changed Effective Day by the day immediately preceding the original Effective Day (or, immediately preceding the changed Effective Day, in the case where the changed Effective Day comes before the original Effective Day).

(3) When the Effective Day is changed pursuant to the provisions of paragraph (1), the provisions of this Section and Article 750, Article 752, Article 759, Article 761, Article 769, and Article 771 shall apply by deeming the changed Effective Day to be the Effective Day.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Company Split or Share Exchange)

Article 791 The Stock Company Splitting in an Absorption-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Exchange shall, without delay after the Effective Day, prepare what are

App. D-12

provided for in the following items for the categories set forth respectively in those items, jointly with the Company Succeeding in the Absorption-type Split or the Wholly Owning Parent Company Resulting from the Share Exchange:

(i) Stock Company Splitting in the Absorption-type Split: documents detailing the rights and obligations that the Company Succeeding in the Absorption-type Split succeeded to by transfer from the Stock Company Splitting in the Absorption-type Split through the Absorption-type Company Split and any other information prescribed by the applicable Ordinance of the Ministry of Justice as concerning an Absorption-type Company Split, or electronic or magnetic records in which such information has been recorded; and

(ii) Wholly Owned Subsidiary Company Resulting from the Share Exchange: documents detailing the number of shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange acquired by the Wholly Owning Parent Company Resulting from the Share Exchange and any other information prescribed by the applicable Ordinance of the Ministry of Justice as concerning a Share Exchange, or electronic or magnetic records in which such information has been recorded.

(2) A Stock Company Splitting in an Absorption-type Split or a Wholly Owned Subsidiary Company Resulting from a Share Exchange shall, for a period of six months from the Effective Day, keep the documents or electronic or magnetic records set forth in the items of the preceding paragraph at its head office.

(3) Shareholders, creditors and any other interested parties of a Stock Company Splitting in an Absorption-type Split may make the following requests to the Stock Company Splitting in the Absorption-type Split at any time during its business hours; provided, however, that the fees designated by said Stock Company Splitting in the Absorption-type Split are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in the preceding paragraph;

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in the preceding paragraph; and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in the preceding paragraph by an electronic or magnetic means that the Stock Company Splitting in the Absorption-type Split has designated, or a request to be issued a document showing that information.

(4) The provisions of the preceding paragraph shall apply mutatis mutandis to a Wholly Owned Subsidiary Company Resulting from a Share Exchange. In such cases, the phrase “shareholders, creditors and any other interested parties of a Stock Company Splitting in the Absorption-type Split” shall be deemed to be replaced with “persons who were shareholders or share option holders in the Wholly Owned Subsidiary Company Resulting from the Share Exchange as of the Effective Day.”

(Special Provisions on Dividends of Surplus, etc.)

Article 792 The provisions of Article 445(4) Article 458 and Part II, Chapter V, Section 6 shall not apply to the acts listed below:

(i) acquisition of shares set forth in Article 758(viii)(a) or Article 760(vii)(a); and

(ii) distribution of dividends of surplus set forth in Article 758(viii)(b) or Article 760(vii)(b).

Subsection 2 Procedures for the Company Surviving an Absorption-type Merger, the Company Succeeding in an Absorption-type Split and the Wholly Owning Parent Company Resulting from a Share Exchange

App. D-13

Division 1 Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 794 A Stock Company Surviving an Absorption-type Merger, a Stock Company Succeeding in an Absorption-type Split or the Wholly Owning Parent Stock Company Resulting from a Share Exchange (hereinafter referred to as the “Surviving Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the Effective Day, keep documents detailing the contents of the Absorption-type Merger Agreement, etc. and other information prescribed by Ordinance of the Ministry of Justice, and electronic or magnetic records in which this has been recorded, at its head office.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a General Meeting of Class Shareholders), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) the day of the notice under the provisions of paragraph 3 of Article 797 or the day of the public notice under paragraph (4) of that Article, whichever is earlier; or

(iii) if the procedures under the provisions of Article 799 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier.

(3) Shareholders and creditors of a Surviving Stock Company, etc. (or, in the case where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are limited to shares of the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders) may make the following requests to said Surviving Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Surviving Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in paragraph (1); and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in paragraph (1) by an electronic or magnetic means that the Surviving Stock Company, etc. has designated, or a request to be issued a document showing that information.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 795 A Surviving Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

App. D-14

(2) In the cases listed below, a director shall explain to that effect at the shareholders meeting set forth in the preceding paragraph:

(i) in cases where the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of obligations that the Stock Company Surviving an Absorption-type Merger or the Stock Company Succeeding in an Absorption-type Split succeeds to by transfer from the Company Disappearing in the Absorption-type Merger or the Company Splitting in the Absorption-type Split (referred to as the “Amount of Succeeded Obligations” in the following item) exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of assets that the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split succeeds to by transfer from the Company Disappearing in the Absorption-type Merger or the Company Splitting in the Absorption-type Split (referred to as the “Amount of Succeeded Assets” in the following item);

(ii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Stock Company Surviving an Absorption-type Merger or the Stock Company Succeeding in an Absorption-type Split) delivered by the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split to shareholders of the Stock Company Disappearing in the Absorption-type Merger, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split exceeds the amount obtained by deducting the Amount of Succeeded Obligations from the Amount of Succeeded Assets; or

(iii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Wholly Owning Parent Stock Company Resulting from a Share Exchange) delivered by the Wholly Owning Parent Stock Company Resulting from a Share Exchange to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of shares in the Wholly Owned Subsidiary Company Resulting from the Share Exchange to be acquired by the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(3) In cases where the assets of a Company Disappearing in an Absorption-type Merger or a Company Splitting in an Absorption-type Split include shares of the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split, a director shall explain the matters concerning such shares at the shareholders meeting set forth in paragraph (1).

(4) Where the Surviving Stock Company, etc. is a Company with Class Shares, in the cases listed in the following items, an Absorption-type Merger, etc. shall not become effective without a resolution of a General Meeting of Class Shareholders constituted by Class Shareholders of the class of shares provided for respectively in those items (limited to Shares with a Restriction on Transfer and for which the provisions of the articles of incorporation set forth in Article 199(4) do not exist) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective General Meetings of Class Shareholders constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such General Meeting of Class Shareholders:

(i) in cases where the Monies, etc. delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or to members of the Membership Company Disappearing in an Absorption-type Merger are shares of the Stock Company Surviving the Absorption-type Merger: the class of shares set forth in Article 749(1)(ii)(a);

(ii) in cases where the Monies, etc. delivered to the Company Splitting in an Absorption-type Split are shares of the Stock Company Succeeding in the Absorption-type Split: the class of shares set forth in Article 758(iv)(a); or

App. D-15

(iii) in cases where the Monies, etc. delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange: the class of shares set forth in Article 768(1)(ii)(a).

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required, etc.)

Article 796 The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in the cases where a Company Disappearing in an Absorption-type Merger, the Company Splitting in an Absorption-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Exchange (hereinafter referred to as the “Disappearing Company, etc.” in this Division) is the Special Controlling Company of the Surviving Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split are Shares with a Restriction on Transfer, etc. of the Surviving Stock Company, etc., and the Surviving Stock Company, etc. is not a Public Company.

(2) The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in cases where the amount set forth in item (i) does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Surviving Stock Company, etc., such proportion) of the amount set forth in item (ii); provided, however, that this shall not apply in the cases listed in the items of paragraph (2) of that Article or the cases prescribed in the proviso to the preceding paragraph:

(i) the total amount of the amounts listed below:

(a) the amount obtained by multiplying the number of shares of the Surviving Stock Company, etc. to be delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from a Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split (hereinafter referred to as “Shareholders, etc. of the Disappearing Company, etc.” in this item) by the amount of net assets per share;

(b) the total amount of the book value of Bonds, Share Options or Bonds with Share Options of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Disappearing Company, etc.; and

(c) the total amount of the book value of property other than shares, etc. of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Disappearing Company, etc.; and

(ii) the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Surviving Stock Company, etc.

(3) In the cases prescribed in the main clause of the preceding paragraph, if shareholders that hold the shares (limited to those that entitle the shareholders to exercise voting rights at a shareholders meeting under paragraph (1) of the preceding Article) in the number prescribed by the applicable Ordinance of the Ministry of Justice notify the Surviving Stock Company, etc. to the effect that such shareholders dissent from the Absorption-type Merger, etc., within two weeks from the day of the notice under the provisions of Article 797(3) or the public notice under paragraph (4) of that Article, such Surviving Stock Company, etc. must obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting no later than the day immediately preceding the Effective Day.

(Demanding Cessation of Absorption-Type Merger, etc.)

Article 796-2 In the following cases, if shareholders of the Surviving Stock Company, etc. are likely to suffer disadvantages, shareholders of the Surviving Stock Company, etc. may demand the Surviving Stock

App. D-16

Company, etc. to cease an Absorption-type Merger, etc.; provided, however, that this shall not apply to cases prescribed in the main clause of paragraph (2) of the preceding Article (excluding the cases listed in the items of Article 795 (2) and the cases prescribed in the proviso to paragraph (1) or paragraph (3) of the preceding Article):

(i) In cases where said Absorption-type Merger, etc. violates the applicable laws and regulations or the articles of incorporation; or

(ii) In the cases prescribed in the main clause of paragraph (1) of the preceding Article, when the matters listed in Article 749 (1) (ii) or (iii), Article 758 (iv), or Article 768 (1) (ii) or (iii) are extremely improper in light of the financial status of said Surviving Stock Company, etc. or Disappearing Company, etc.

(Dissenting Shareholders’ Appraisal Rights)

Article 797 In cases of effecting an Absorption-type Merger, etc., dissenting shareholders may demand that the Surviving Stock Company, etc. purchase, at a fair price, the shares that they hold; provided, however, that this shall not apply to the cases prescribed in the main clause of Article 796 (2) (excluding the cases listed in the items of Article 795 (2) and the cases prescribed in the proviso to Article 796 (1), or (3)).

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items:

(i) in cases where a resolution of a shareholders meeting (including a General Meeting of Class Shareholders) is required to effect the Absorption-type Merger, etc., the following shareholders:

(a) shareholders who gave notice to such Surviving Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

(b) shareholders who are unable to exercise voting rights at such shareholders meeting; and

(ii) in cases other than those prescribed in the preceding item: all shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 796 (1));

(3) A Surviving Stock Company, etc. shall notify its shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 796 (1)) that it will effect an Absorption-type Merger, etc. and the trade name and address of the Disappearing Company, etc. (or, in the cases prescribed in Article 795(3), the fact that it will effect an Absorption-type Merger, etc., the trade name and address of the Disappearing Company, etc. and the matters concerning shares set forth in that paragraph), by twenty days prior to the Effective Day.

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Surviving Stock Company, etc. is a Public Company; or

(ii) in cases where the Surviving Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 795(1).

(5) To make a demand under the provisions of paragraph (1) (hereinafter referred to as the “Exercise of Appraisal Rights” in this Division) a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising those Appraisal Rights (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class), between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

App. D-17

(6) When intending to Exercise Appraisal Rights on shares for which share certificates have been issued, shareholders of said shares shall submit the share certificates representing those shares to the Surviving Company, etc.; provided, however, that this shall not apply to a person who makes a demand pursuant to the provisions of Article 223 with respect to said share certificates.

(7) Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Surviving Stock Company, etc.

(8) The demands of the shareholders Exercising Appraisal Rights lose effect if the Absorption-type Merger, etc. is cancelled.

(9) The provisions of Article 133 shall not apply to shares pertaining to the Exercise of Appraisal Rights.

(Determination of the Price of Shares, etc.)

Article 798 If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Surviving Stock Company, etc., the Surviving Stock Company, etc. must pay that price within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Surviving Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (7) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of such period.

(4) The Surviving Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) The Surviving Stock Company, etc. may pay the amount that said Surviving Company, etc. considers as fair price to shareholders until the determination of price of shares.

(6) A share purchase connected with the Exercise of Appraisal Rights becomes effective on the Effective Day.

(7) If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

(Objections of Creditors)

Article 799 In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Surviving Stock Company, etc.:

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Surviving the Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Stock Company Succeeding in the Absorption-type Split; or

App. D-18

(iii) in cases of effecting a Share Exchange other than where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange are only shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto, or in the cases prescribed in Article 768(1)(iv): creditors of the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(2) In cases where the creditors of the Surviving Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Surviving Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor, if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and address of the Disappearing Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Surviving Stock Company, etc. and the Disappearing Company, etc. (limited to a Stock Company); and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Surviving Stock Company, etc. gives public notice under that paragraph by Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Surviving Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph.

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Surviving Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Special Provisions on Cases Where the Monies, etc. to Be Delivered to Shareholders, etc. of the Disappearing Company, etc. Are the Parent Company’s Shares of the Surviving Stock Company, etc.)

Article 800 Notwithstanding the provisions of Article 135(1), in cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from a Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split (hereinafter referred to as “Shareholders, etc. of the Disappearing Company, etc.” in this paragraph) are the Parent Company’s Shares (meaning the Parent Company’s Shares prescribed in paragraph (1) of that Article; hereinafter the same shall apply in this Article) of the Surviving Stock Company, etc., the Surviving Stock Company, etc. may acquire such Parent Company’s Shares in a number not exceeding the total number of such Parent Company’s Shares to be delivered to the Shareholders, etc. of the Disappearing Company, etc. at the time of the Absorption-type Merger, etc.

(2) Notwithstanding the provisions of Article 135(3), the Surviving Stock Company, etc. set forth in the preceding paragraph may hold the Parent Company’s Shares of the Surviving Stock Company, etc. until the Effective Day; provided, however, that this shall not apply when the Absorption-type Merger, etc. is cancelled.

App. D-19

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger, etc.)

Article 801 A Stock Company Surviving an Absorption-type Merger shall, without delay after the Effective Day, prepare documents detailing the rights and obligations that the Stock Company Surviving the Absorption-type Merger succeeded to by transfer from the Company Disappearing in the Absorption-type Merger through the Absorption-type Merger and any other information prescribed by Ordinance of the Ministry of Justice as concerning an Absorption-type Merger, or electronic or magnetic records in which such information has been recorded.

(2) The Stock Company Succeeding in an Absorption-type Split (limited to the Stock Company Succeeding in the Absorption-type Split where the Limited Liability Company effects the Absorption-type Company Split) shall, without delay after the Effective Day, prepare, jointly with the Limited Liability Company Splitting in the Absorption-type Split, documents detailing the rights and obligations that the Stock Company Succeeding in the Absorption-type Split succeeded to by transfer from the Limited Liability Company Splitting in the Absorption-type Split through the Absorption-type Company Split and any other information prescribed by Ordinance of the Ministry of Justice as concerning an Absorption-type Company Split, or electronic or magnetic records in which such information has been recorded.

(3) Each of the Surviving Stock Companies, etc. listed in the following items shall, for a period of six months from the Effective Day, keep what are specified respectively in those items at its head office:

(i) Stock Company Surviving an Absorption-type Merger: documents or electronic or magnetic records set forth in paragraph (1);

(ii) Stock Company Succeeding in an Absorption-type Split: documents or electronic or magnetic records set forth in the preceding paragraph or Article 791(1)(i); and

(iii) Wholly Owning Parent Stock Company Resulting from a Share Exchange: documents or electronic or magnetic records set forth in Article 791(1)(ii).

(4) Shareholders and creditors of the Stock Company Surviving an Absorption-type Merger may make the following requests to said Stock Company Surviving the Absorption-type Merger at any time during its business hours; provided, however, that the fees designated by said Stock Company Surviving the Absorption-type Merger are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in item (i) of the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in item (i) of the preceding paragraph;

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph; and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph by an electronic or magnetic means that the Stock Company Surviving the Absorption-type Merger, or requests has designated, or a request to be issued a document showing that information.

(5) The provisions of the preceding paragraph shall apply mutatis mutandis to the Stock Company Succeeding in an Absorption-type Split. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders, creditors and any other interested parties,” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (ii) of the preceding paragraph.”

App. D-20

(6) The provisions of paragraph (4) shall apply mutatis mutandis to the Wholly Owning Parent Stock Company Resulting from a Share Exchange. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders and creditors (or, in cases where Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are limited to shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders of the Wholly Owning Parent Stock Company Resulting from the Share Exchange),” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (iii) of the preceding paragraph.”

Source: Unofficial translation of the Companies Act of Japan, published by Ministry of Justice, Government of Japan

App. D-21

APPENDIX E

UNAUDITED JAPANESE GAAP SUMMARY FINANCIAL INFORMATION OF JX HOLDINGS FOR THE THREE MONTHS ENDED JUNE 30, 2016

App. E-1

This document contains a financial summary and financial statements translated from the original Japanese version, for convenience only.

Consolidated Financial Results for the First Quarter of Fiscal Year 2016 [Japanese GAAP]

August 4, 2016

Company name: JX Holdings, Inc.

Code number: 5020

Stock Exchange Listings: Tokyo and Nagoya

URL: http://www.hd.jx-group.co.jp/

Representative:	Yukio Uchida, Representative Director, President
Contact person:	Tatsuya Higurashi, Group Manager, Investor Relations Group, Finance & Investor Relations Department Telephone: +81-3-6257-7075

Scheduled date of filing of Quarterly Securities Report : August 10, 2016

Scheduled date of commencement of dividend payments : —

Supplemental materials for the quarterly financial results : Yes

Quarterly financial results presentation : Yes (for institutional investors and analysts)

(Amounts of less than ¥1 million are rounded off)

1. Consolidated Results for the First Quarter of FY 2016 (From April 1, 2016 to June 30, 2016)

(1) Consolidated Operating Results

(Percentage figures are changes from the same period in the previous fiscal year.)

	Net sales		Operating income		Ordinary income		Profit attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
1Q of FY2016	1,808,803	(21.5)	26,704	(66.5)	42,522	(56.2)	25,233	(52.7)
1Q of FY2015	2,304,083	(12.8)	79,664	—	97,024	553.4	53,293	276.4

(Note) Comprehensive income:	1Q of FY2016:	¥(73,512) million	< — % >
	1Q of FY2015:	¥71,099 million	< — % >

	Net income per share	Diluted net income per share
	Yen	Yen
1Q of FY2016	10.15	—
1Q of FY2015	21.43	—

(2) Consolidated Financial Position

	Total assets	Net assets	Shareholders’ equity ratio
	Millions of yen	Millions of yen	%
1Q of FY2016	6,311,940	1,829,430	22.5
FY2015	6,724,622	1,928,460	22.3

(Reference) Shareholders’ equity:	1Q of FY2016 ended June 30, 2016:	¥ 1,421,261 million
	FY2015 ended March 31, 2016:	¥ 1,498,924 million

2. Dividends

	Annual cash dividend per share
	End of 1Q	End of 2Q	End of 3Q	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
FY2015	—	8.00	—	8.00	16.00
FY2016	—
FY2016 (Forecast)		8.00	—	8.00	16.00

(Note) Revisions of the forecast of cash dividends since the latest announcement : None

App. E-2

3. Forecasts of Consolidated Results for FY 2016 (From April 1, 2016 to March 31, 2017)

(Percentage figures are changes from the same period in the previous fiscal year.)

	Net Sales		Operating income		Ordinary income		Profit attributable to owners of parent		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
1H of FY2016	3,970,000	(12.8)	85,000	—	110,000	—	60,000	—	24.13
FY2016	8,800,000	0.7	230,000	—	260,000	—	125,000	—	50.27

(Note) Revisions of the forecasts of consolidated results since the latest announcement: Yes

As for the forecasts of income excluding inventory valuation factors*, please see the following.

		Operating income		Ordinary income
		Millions of yen	%	Millions of yen	%
(Forecasts)	1H of FY2016	45,000	(38.5)	70,000	(23.1)
Income excluding inventory valuation factors	FY2016	190,000	(8.3)	220,000	(15.7)

*	The impact of inventory valuation on the cost of sales by using the average method and writing down the book value.

Explanatory Notes

(1)	Changes in the number of material subsidiaries during the term under review : None

Note:	This item indicates whether there were changes in specified subsidiaries involving a change in the scope of consolidation.

(2)	Adoption of accounting treatment specific to the preparation of quarterly consolidated financial statements :	Yes

(3)	Changes in accounting policies and in accounting estimates, and restatement

(i)	Changes in accounting policies owing to revisions in accounting standards and the like : None

(ii)	Changes in accounting policies other than (i) above : None

(iii)	Changes in accounting estimates : None

(iv)	Restatement : None

(4)	Number of shares issued (Common stock)

(i) Number of issued shares at the end of the period (including treasury stocks)
First Quarter of FY2016 ended June 30, 2016	:	2,495,485,929 shares
FY2015 ended March 31, 2016	:	2,495,485,929 shares

(ii) Number of treasury stocks at the end of the period
First Quarter of FY2016 ended June 30, 2016	:	9,139,650 shares
FY2015 ended March 31, 2016	:	9,122,175 shares

(iii) Average number of shares issued during the period
First Quarter of FY2016 ended June 30, 2016	:	2,486,357,505 shares
First Quarter of FY2015 ended June 30, 2015	:	2,486,422,678 shares

App. E-3

Information Regarding the Status of Quarterly Review Procedures Performance

This report is not subject to quarterly review procedures required pursuant to the Financial Instruments and Exchange Act. As of the time of disclosing this report, quarterly review procedures of consolidated financial statements required pursuant to the Financial Instruments and Exchange Act have not been completed.

Explanation Regarding Appropriate Use of Forward-looking Statements on Results, and Other Specific Comments

This material contains forward-looking statements; however, actual results may differ materially from those reflected in such forward-looking statements, due to various factors, including the following: (1) changes in macroeconomic conditions and changes in the competitive environment in the energy, resources and materials industries; (2) revisions to laws and strengthening of regulations; and (3) litigation and other similar risks.

App. E-4

Table of Contents for the Attached Material

1.	Qualitative Information on the Quarterly Results

	(1)	Explanations on Operating Results	App. E-6
	(2)	Explanations on Financial Position	App. E-8
	(3)	Explanations on Future Forecast Information, including the Forecasts of Consolidated Results	App. E-9

2.	Matters regarding Summary Information (Explanatory Notes)

	(1)	Changes in the number of material subsidiaries during the term under review	App. E-9
	(2)	Adoption of accounting treatment specific to the preparation of quarterly consolidated financial statements	App. E-9
	(3)	Changes in accounting policies and in accounting estimates, and restatement	App. E-9
	(4)	Matters relating to the fiscal year, etc. of consolidated subsidiaries	App. E-10
	(5)	Additional information	App. E-10

3.	Consolidated Financial Statements

	(1)	Consolidated Balance Sheets	App. E-11
	(2)	Consolidated Statements of Operations and Comprehensive Income (Loss)	App. E-13
	(3)	Explanatory Notes to Consolidated Financial Statements	App. E-15
		(Notes on the Assumption of a Going Concern)	App. E-15
		(Notes on Significant Changes in Shareholders’ Equity)	App. E-15
		(Segment Information, etc.)	App. E-15

App. E-5

1.	Qualitative Information on the Quarterly Results

(1)	Explanations on Operating Results

Overview

During the consolidated cumulative first quarter (from April 1, 2016 to June 30, 2016), despite the slow-down of the Chinese and other Asian economies, the overall global economy moderately recovered due to the continued growth in personal consumption in the U.S. and Europe.

The Japanese economy continued a tendency toward a modest recovery due to the regaining of capital investments motivated by improvements in corporate earnings.

The crude oil (Dubai crude oil) prices during the same period as stated above were $36 per barrel at the beginning of the period, and continued to increase to $49 in early June, due to the expectation of oil-producing countries’ freezing increases in production. Following this, prices slightly decreased, due partly to concerns over decreased demand in China, to $46 at the end of the period, with an average of $43 for the period, a decrease of $18 from the same period of the previous fiscal year.

The copper price in international markets (price on the London Metal Exchange (the “LME”)) started at 221 cents per pound at the beginning of the period, and followed with a slight increase due to such factors as an increase in crude oil prices and the weaker dollar. However, the price generally remained low as a result of concern over the world economy in the future resulting from the slow-down of the economic growth in China as well as the U.K.’s decision, as a result of a national vote, to leave the European Union (“EU”). The price of copper was at 219 cents at the end of the period. The average price for the period was 215 cents per pound, a decrease of 60 cents from the same period of the previous fiscal year.

The Japanese yen against the U.S. dollar fluctuated across a small range of values, after starting at 112 yen at the beginning of the period. However, since the beginning of June, as a result of the deteriorated results of the U.S. employment statistics as well as concern over economic slowdown due to the U.K.’s decision to leave the EU, the yen has appreciated. Consequently, the Japanese yen against the U.S. dollar was 103 yen at the end of the period, and the average was 108 yen, which was 13 yen higher than the previous fiscal year’s same period.

Under these conditions, for the consolidated cumulative first quarter, net sales decreased by 21.5% from the same period of the previous fiscal year, to 1,808.8 billion yen, and ordinary income amounted to 42.5 billion yen, down 56.2% from the same period of the previous fiscal year.

Excluding inventory valuation factors (the impact of inventory valuation on the cost of sales by using the average method and devaluating the book value), ordinary income amounted to 33.0 billion yen, a decrease of 60.0% from the same period of the previous fiscal year.

The overview of our operating results by segment is as outlined below.

Energy

Regarding the petroleum products business, the sales volume of gasoline and other petroleum products decreased due to the continuing decrease in domestic demand, and the sales volume of heavy fuel oil and crude oil for electric power largely decreased due to the effect of the resumption of operation of nuclear power plants, compared to the same period of the previous fiscal year. Further, margins deteriorated due to the decline of the domestic market for petroleum products. In addition, margins of export products also deteriorated due to the effect of the stronger yen. Regarding the petrochemical products business, the sales volume, mainly that of paraxylene, one of the core petrochemical products, increased. However, the margins deteriorated due to the effect of the stronger yen.

App. E-6

An accounting income due to inventory valuation factors of 10.2 billion yen was generated due to the increase of crude oil prices (a factor deteriorating the profit/loss status by 4.3 billion yen compared with the same period of the previous fiscal year).

Under these conditions, net sales in the Energy business for this first quarter were 1,449.6 billion yen, a decrease of 23.9% from the same period of the previous fiscal year, and ordinary income amounted to 37.4 billion yen, a decrease of 38.0% from the same period of the previous fiscal year. Excluding inventory valuation factors, ordinary income was 27.2 billion yen, a decrease of 40.6% from the same period of the previous fiscal year.

Oil and Natural Gas Exploration and Production (E&P)

Regardless of the fact that production decreased due to mountain fires in the Fort McMurray district in the state of Alberta, Canada, crude oil and natural gas production volume increased from the same period of the previous fiscal year as a result of the increased production volume from the existing oil fields and gas fields. Sales prices of crude oil and natural gas dropped compared with the same period of the previous year, reflecting the crude oil market conditions.

Further, in May 2016, we sold part of the working interest (16%) in the Culzean Gas Field in the UK North Sea, Block 22/25a, to Britoil Limited (a subsidiary of the UK company BP plc). The participating interest held by the JX Group after the sale is approximately 18%. In addition, in June 2016, we agreed with Statoil (U.K.) Limited that we will sell all of our working interest (45%) held in the UK License P.312 Block 16/18a, comprising of a part of the Utgard gas and condensate field, previously known as the Alfa Sentral Field, to the company.

Presently, the JX Group diligently makes efforts to review its portfolio by selecting and concentrating business activities, and optimizing the size of investments in order to improve profits. The sale of our working interest mentioned above was part of these efforts.

Under these conditions, net sales in the Oil and Natural Gas E&P business for this first quarter recorded 56.1 billion yen, an increase of 22.7% from the same period of the previous fiscal year, and ordinary income/loss amounted to a loss of 3.3 billion yen (compared with an income of 12.3 billion yen in the same period of the previous fiscal year).

Metals

With regard to the resource development business, our profit/loss level was lower than the same period of the previous fiscal year, partly due to the decline of copper prices from the same period of the previous fiscal year. Regarding the Caserones Copper Mine in Chile, we now have the prospect of development of the deposit for sand tailings generated in the copper concentrate production process, and we are ready for full-scale production in terms of facilities. With a consulting firm’s support, we strive to improve operators’ skills and to enhance the facility maintenance system.

With regard to the copper smelting and refining business, the electrolytic copper prices (copper price quotes) were below the level of the same period of the previous fiscal year, as a consequence of the stronger yen and due to the decline in LME copper prices. The sales volume of electrolytic coppers increased from the same period of the previous fiscal year, due primarily to an increase in exports. Further, although the conditions for purchasing copper concentrate improved compared with the same period of the previous fiscal year, sulfuric acid sales prices declined due to a deterioration of the market condition.

With regard to the electronic materials business, our product sales volume generally remained the same as the equivalent period of the previous fiscal year due to the continued steady demand for the products in the IT industry, such as for smartphones or servers.

App. E-7

With regard to the recycling and environmental services business, product prices of precious metals generally decreased from the same period of the previous fiscal year, primarily as a result of the decline in metal prices due to the stronger yen. The collection volume decreased from the same period of the previous fiscal year primarily as a consequence of increased collection competition.

With regard to the titanium business, the product sales volume was below the level of the same period of the previous fiscal year as a consequence of inventory reductions by a portion of the users.

Under these conditions, net sales in the Metals business for this first quarter decreased to 233.8 billion yen, a decrease of 16.4% from the same period of the previous fiscal year. Ordinary income/loss was a loss of 1.4 billion yen (compared with an income of 15.6 billion yen in the same period of the previous fiscal year).

Other

Net sales for other business activities in this first quarter were 82.5 billion yen, a decrease of 7.4% from the same period of the previous fiscal year, and ordinary income was 7.7 billion yen, an increase of 10.1% from the same period of the previous fiscal year.

With respect to the construction business, despite the recovering trend in capital investment, we continued to be confronted with a difficult operating environment due to the moderate decrease in public investment, and the trends (such as labor demand and supply, and raw materials prices) continue to require careful monitoring. Under these conditions, we worked aggressively to obtain orders based on our technological superiority and to strengthen sales of products—such as asphalt mixtures—as well as to reduce costs and increase operational efficiency.

Net sales of each segment specified above include in-house intersegment sales of 13.2 billion yen (compared with 15.0 billion yen in the same period of the previous fiscal year).

Special Gain & Loss, and Profit Attributable to Owners of Parent

Special gain totaled 1.7 billion yen—including a 1.4 billion yen gain on sales of non-current assets.

Special loss totaled 13.6 billion yen—including 9.8 billion yen of restructuring cost and 1.6 billion yen of loss on disposal of non-current assets.

The above factors resulted in an income before income taxes of 30.6 billion yen. From this amount, by deducting 3.6 billion yen of income taxes and 1.8 billion yen of profit attributable to non-controlling interests, the profit attributable to owners of parent amounted to 25.2 billion yen, a decrease of 52.7% from the same period of the previous fiscal year.

(2)	Explanations on Financial Position

(i)	Assets:	The total assets as of the end of this first quarter amounted to 6,311.9 billion yen, a decrease of 412.7 billion yen from the end of the previous fiscal year.

(ii)	Liabilities:	The total liabilities as of the end of this first quarter amounted to 4,482.5 billion yen, a decrease of 313.7 billion yen from the end of the previous fiscal year. The balance of interest-bearing debts amounted to 2,504.5 billion yen, a decrease of 76.9 billion yen from the end of the previous fiscal year.

(iii)	Net Assets:	The total net assets as of the end of this first quarter amounted to 1,829.4 billion yen, a decrease of 99.0 billion yen from the end of the previous fiscal year.

App. E-8

The shareholders’ equity ratio is 22.5%, an improvement of 0.2 points from the end of the previous fiscal year. The amount of net assets per share is 571.63 yen, a 31.23 yen decrease from the end of the previous fiscal year; and the net D/E ratio (net debt equity ratio) is 1.55, a deterioration of 0.16 points from the end of the previous fiscal year.

(3)	Explanations on Future Forecast Information, including the Forecasts of Consolidated Results

JX Holdings, Inc. (the “Company”) has revised the forecasts of its consolidated results for the first half of fiscal year 2016 from those that were previously announced (May 11, 2016). As an average for the first half of fiscal year 2016, the forecasts of its consolidated results assume an exchange rate of 107 yen per U.S. dollar (from July to September: 105 yen); a crude oil (Dubai crude oil) price of $44 per barrel (from July to September: $45); and an international copper price (LME price) of 222 cents per pound (July to September: 230 cents).

(Previous forecasts: an exchange rate of 110 yen per U.S. dollar; a crude oil price of $40 per barrel; and an international copper price of 230 cents per pound.)

In comparison with the previous forecast, due partly to the stronger yen, net sales are expected to be 3,970.0 billion yen (a decrease of 160.0 billion yen from the previous forecast). Further, operating income is expected to be 85.0 billion yen (a decrease of 25.0 billion yen from the previous forecast), and ordinary income is expected to be 110.0 billion yen (a decrease of 10.0 billion yen from the previous forecast), due partly to the deterioration of the domestic markets of petroleum products, as well as the reduction in production volume at the Caserones Copper Mine caused by reasons such as a decrease in copper prices and unsettled weather. On the other hand, the profit attributable to owners of the parent is expected to be 60.0 billion yen (an increase of 8.0 billion yen from the previous forecast) due to a decrease in special loss.

The previously announced forecasts of consolidated results for the full fiscal year 2016 remain unchanged.

These forecasts of consolidated results are based on information available as of the date of announcement of this material. The actual financial results may differ from the forecasted figures, due to various factors.

In this first quarter, there are no revisions to the Company’s previous forecast of a dividend payment of 16 yen per share for the fiscal year, consisting of an interim dividend of 8 yen per share and a year-end dividend of 8 yen per share.

2.	Matters regarding Summary Information (Explanatory Notes)

(1)	Changes in the number of material subsidiaries during the term under review

None.

(2)	Adoption of accounting treatment specific to the preparation of quarterly consolidated financial statements

(Calculation of tax expenses)

Tax expenses are calculated by multiplying net income before income taxes by the estimated effective tax rate, which is reasonably estimated for the net income before income taxes for the consolidated fiscal year, including this first quarter, after applying tax-effect accounting.

(3)	Changes in accounting policies and in accounting estimates, and restatement

None.

App. E-9

(4)	Matters relating to the fiscal year, etc. of consolidated subsidiaries

With respect to the 13 consolidated subsidiaries whose balance sheet date used to be December 31, we previously used their financial statements as of their balance sheet dates, and made adjustments to important transactions that occurred between each of their balance sheet dates and our consolidated balance sheet date, as required for consolidated accounting. However, effective from this first quarter, the balance sheet date of these companies has been changed to March 31, or we have adopted the method of provisionally having their accounts closed on the consolidated balance sheet date in accordance with the full-year closing, in order to ensure a more appropriate method of disclosure of consolidated financial information. As a result of these changes, for this first quarter we have included the results of six months, from January 1, 2016 to June 30, 2016, and have made adjustments throughout the consolidated statements of income.

As a result of the above, for this first quarter, net sales increased by 32,351 million yen, operating income increased by 3,736 million yen, and ordinary income increased by 747 million yen, respectively, and income before income taxes decreased by 7,614 million yen. Further, other comprehensive income decreased by 12,566 million yen.

(5)	Additional information

(Application of the Implementation Guidance on Recoverability of Deferred Tax Assets)

We have adopted the “Implementation Guidance on Recoverability of Deferred Tax Assets” (The Accounting Standards Board of Japan (the “ASBJ”) Statement No. 26, March 28, 2016) from this first quarter.

App. E-10

Supplemental Information

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of yen)
Account title	FY 2015 (As of March 31, 2016)	1Q of FY 2016 (As of June 30, 2016)
Assets

Current assets:
Cash and deposits	492,698	298,282
Notes and accounts receivable-trade	774,970	686,615
Inventories	1,048,154	1,110,972
Other	338,225	293,017
Allowance for doubtful accounts	(2,763)	(2,725)

Total current assets	2,651,284	2,386,161

Non-current assets:
Property, plant and equipment:
Machinery, equipment and vehicles, net	891,083	666,859
Land	947,771	946,838
Other, net	614,622	789,490

Total property, plant and equipment	2,453,476	2,403,187

Intangible assets	117,459	110,128

Investments and other assets:
Investments in securities	703,825	689,188
Other	803,324	728,001
Allowance for doubtful accounts	(4,746)	(4,725)

Total investments and other assets	1,502,403	1,412,464

Total non-current assets	4,073,338	3,925,779

Total assets	6,724,622	6,311,940

App. E-11

	(Millions of yen)
Account title	FY 2015 (As of March 31, 2016)	1Q of FY 2016 (As of June 30, 2016)
Liabilities
Current liabilities:
Notes and accounts payable-trade	601,322	494,921
Short-term borrowings	792,619	691,882
Commercial papers	248,000	402,000
Current portion of bonds	20,000	—
Accounts payable-other	756,380	696,917
Provision	37,001	16,868
Other	299,664	283,094

Total current liabilities	2,754,986	2,585,682

Non-current liabilities:
Bonds payable	185,000	185,000
Long-term loans payable	1,335,747	1,225,611
Provision	76,366	76,707
Liability for retirement benefits	130,649	129,364
Asset retirement obligations	122,745	112,173
Other	190,669	167,973

Total non-current liabilities	2,041,176	1,896,828

Total liabilities	4,796,162	4,482,510

Net assets
Shareholders’ equity:
Common stock	100,000	100,000
Capital surplus	746,283	746,283
Retained earnings	465,268	470,724
Treasury stock	(3,959)	(3,966)

Total shareholders’ equity	1,307,592	1,313,041

Accumulated other comprehensive income:
Unrealized gain on securities	26,810	13,716
Unrealized gain on hedging derivatives	(11,953)	(10,273)
Foreign currency translation adjustment	184,136	112,159
Retirement benefits liability adjustment	(7,661)	(7,382)

Total accumulated other comprehensive income	191,332	108,220

Non-controlling interests	429,536	408,169

Total net assets	1,928,460	1,829,430

Total liabilities and net assets	6,724,622	6,311,940

App. E-12

(2) Consolidated Statements of Operations and Comprehensive Income (Loss)

Consolidated Statements of Operations

	(Millions of yen)
Account title	1Q of FY 2015 (from April 1, 2015 to June 30, 2015)	1Q of FY 2016 (from April 1, 2016 to June 30, 2016)
Net sales	2,304,083	1,808,803
Cost of sales	2,082,289	1,642,271

Gross profit	221,794	166,532

Selling, general and administrative expenses	142,130	139,828

Operating income	79,664	26,704

Non-operating income:
Interest income	674	774
Dividend income	14,784	7,756
Foreign currency exchange gain	—	3,749
Equity in earnings of affiliates	10,288	7,476
Other	5,002	9,047

Total non-operating income	30,748	28,802

Non-operating expenses:
Interest expense	6,001	7,851
Foreign currency exchange loss	1,291	—
Other	6,096	5,133

Total non-operating expenses	13,388	12,984

Ordinary income	97,024	42,522

Special gain:
Gain on sales of non-current assets	1,303	1,385
Other	292	294

Total special gain	1,595	1,679

Special loss:
Loss on sales of non-current assets	346	359
Loss on disposal of non-current assets	3,040	1,647
Impairment loss	1,042	1,249
Restructuring cost	—	9,787
Other	1,329	532

Total special loss	5,757	13,574

Income before income taxes	92,862	30,627

Income taxes	32,419	3,551

Profit	60,443	27,076
Profit attributable to non-controlling interests	7,150	1,843

Profit attributable to owners of parent	53,293	25,233

App. E-13

Consolidated Statements of Comprehensive Income (Loss)

	(Millions of yen)
Account title	1Q of FY 2015 (from April 1, 2015 to June 30, 2015)	1Q of FY 2016 (from April 1, 2016 to June 30, 2016)
Profit	60,443	27,076
Other comprehensive income (loss):
Unrealized gain (loss) on securities	13,879	(14,383)
Unrealized gain (loss) on hedging derivatives	1,071	1,091
Foreign currency translation adjustment	(4,093)	(74,100)
Retirement benefits liability adjustment	(88)	267
Share of other comprehensive income (loss) of affiliates accounted for by equity method	(113)	(13,463)

Total other comprehensive income (loss)	10,656	(100,588)

Comprehensive income (loss)	71,099	(73,512)

Comprehensive income (loss) attributable to:
Owners of parent	61,476	(57,874)
Non-controlling interests	9,623	(15,638)

App. E-14

(3) Explanatory Notes to Consolidated Financial Statements

(Notes on the Assumption of a Going Concern)

None

(Notes on Significant Changes in Shareholders’ Equity)

None

(Segment Information, etc.)

Segment Information

I. First Quarter of FY 2015 (April 1, 2015—June 30, 2015)

Information on Net Sales and Income (Loss) from each Reporting Segment

	(Millions of yen)
	Energy	Oil and Natural Gas E&P	Metals	Other	Total	Adjustments (Note 1)	Recorded Amount on Consolidated Statements of Income (Note 2)
Net Sales
Sales to Outside Customers	1,902,891	45,757	278,568	76,867	2,304,083	—	2,304,083
In-house Intersegment Sales and Transfers	1,635	—	1,178	12,211	15,024	(15,024)	—
Total	1,904,526	45,757	279,746	89,078	2,319,107	(15,024)	2,304,083
Segment Income (Loss)	60,348	12,327	15,568	6,983	95,226	1,798	97,024

(Note 1)	The segment income (loss) adjustments of 1,798 million yen includes the net amount of the entire Company’s income and expenses not allocated to the reporting segments or the “Other” category of 1,793 million yen.
(Note 2)	Segment income (loss) is adjusted to ordinary income stated in the consolidated statement of income.

II. First Quarter of FY 2016 (April 1, 2016—June 30, 2016)

Information on Net Sales and Income (Loss) from each Reporting Segment

	(Millions of yen)
	Energy	Oil and Natural Gas E&P	Metals	Other	Total	Adjustments (Note 1)	Recorded Amount on Consolidated Statements of Income (Note 2)
Net Sales
Sales to Outside Customers	1,446,863	56,127	232,666	73,147	1,808,803	—	1,808,803
In-house Intersegment Sales and Transfers	2,753	—	1,110	9,370	13,233	(13,233)	—
Total	1,449,616	56,127	233,776	82,517	1,822,036	(13,233)	1,808,803
Segment Income (Loss)	37,423	(3,334)	(1,402)	7,691	40,378	2,144	42,522

App. E-15

(Note 1)	The segment income (loss) adjustments of 2,144 million yen includes the net amount of the entire Company’s income and expenses not allocated to the reporting segments or the “Other” category of 2,090 million yen.
(Note 2)	Segment income (loss) is adjusted to ordinary income stated in the consolidated statement of income.

End of Document

App. E-16

APPENDIX F

UNAUDITED JAPANESE GAAP SUMMARY FINANCIAL INFORMATION OF TONENGENERAL FOR THE              MONTHS ENDED             , 2016

App. F-1

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Article 330 of the Companies Act makes the provisions of Section 10, Chapter 2, Book III of the Civil Code of Japan applicable to the relationship between the Registrant and its directors and audit & supervisory board members. Section 10, among other things, provides in effect that:

(1)	Any director or audit & supervisory board member of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;

(2)	If a director or an audit & supervisory board member of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor from the company;

(3)	If a director or an audit & supervisory board member has assumed an obligation necessary for the management of the affairs entrusted to him, he may require the company to perform it in his place or, if it is not due, to furnish adequate security; and

(4)	If a director or an audit & supervisory board member, without any fault on his part, sustains damage through the management of the affairs entrusted to him, he may demand compensation therefor from the company.

Under Article 388 of the Companies Act, a company may not refuse a demand from an audit & supervisory board member referred to in subparagraphs (1) through (3) above unless the company establishes that the relevant expense or obligation was or is not necessary for the performance of the audit & supervisory board member’s duties.

The directors and audit & supervisory board member of JX Holdings maintain liability insurance to insure themselves against, among others, claims asserted against or liabilities incurred by them in connection with their performance of duties in their respective capacities. The premium for the insurance is paid by JX Holdings, except for the premium for the special coverage portion of the insurance relating to (i) liability determined in a final judgment of a court of competent jurisdiction (or in a settlement) to be owed by a director or audit & supervisory board member to such company, and (ii) any expenses incurred by such director or audit & supervisory board member in connection with the defense against (or the settlement of) the claim which results in determination of such liability.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description of Exhibit
2.1#	English translation of Integration Agreement (including the related share exchange agreement in Exhibit, 1-1-2 thereto) (included as Appendix A to the prospectus which is part of this Registration Statement)

3.1#	English translation of Articles of Incorporation of JX Holdings

3.2#	English translation of Share Handling Regulations of JX Holdings

3.3#	English translation of Regulations Regarding the Board of Directors of JX Holdings

Exhibit Number	Description of Exhibit
5.1	Form of Opinion of Mori Hamada & Matsumoto regarding legality of securities

8.1#	Form of Opinion of Shearman & Sterling LLP regarding U.S. federal tax consequences of the share exchange

8.2	Form of Opinion of Mori Hamada & Matsumoto regarding Japanese tax consequences of share exchange (included in Exhibit 5.1)

15.1#	Reports of DeGolyer and MacNaughton for JX Holdings as of March 31, 2016

15.2#	Reports of DeGolyer and MacNaughton for JX Holdings as of March 31, 2015

15.3#	Reports of DeGolyer and MacNaughton for JX Holdings as of March 31, 2014

21.1#	Subsidiaries of JX Holdings

23.1†	Consent of Ernst & Young Shinnihon LLC

23.2†	Consent of PricewaterhouseCoopers Aarata

23.3†	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)

23.4†	Consent of Mori Hamada & Matsumoto (included in Exhibit 5.1)

23.5†	Consent of DeGolyer & MacNaughton

24.1†	Powers of attorney (included in Part II of this Registration Statement)

99.1†	Consent of Merrill Lynch Japan Securities Co., Ltd.

99.2†	Consent of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

99.3*	English translation of notice of convocation of TonenGeneral’s extraordinary general meeting of shareholders

99.4*	English translation of form of mail-in voting card for TonenGeneral’s extraordinary general meeting of shareholders

*	To be filed in later submissions
#	Previously filed.
†	To be filed with public filing

(b)	Financial Statement Schedules

The required financial statement schedules for each of JX Holdings and TonenGeneral are included in their prospectus which is part of this registration statement.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) (i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus: (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on                     , 2016.

JX HOLDINGS, INC.

By:
	Name:	Uchida Yukio
	Title:	Representative Director, President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Katsuyuki Ota, Director, Executive Officer of JX Holdings, Inc., and Soichiro Tanaka, General Manager, Controller Department of JX Holdings, Inc., and each of them (with full power of each of them to act alone), as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the U.S. Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Yukio Uchida	Representative Director, President (co-principal executive officer)	, 2016

Yasushi Kimura	Representative Director, Chairman of the Board (co-principal executive officer)	, 2016

Junichi Kawada	Director, Executive Vice President	, 2016

	Director, Senior Vice President	, 2016
Hiroji Adachi

	Director, Senior Vice President (co-principal financial officer and co-principal accounting officer)	, 2016
Kunimitsu Oba

	Director (co-principal financial officer and co-principal accounting officer)	, 2016
Katsuyuki Ota

Signature	Title	Date
	Director	, 2016
Tsutomu Sugimori

	Director	, 2016
Takeshi Kurosaki

	Director	, 2016
Shunsaku Miyake

	Director	, 2016
Shigeru Oi

	Director	, 2016
Hiroshi Komiyama

	Director	, 2016
Hiroko Ota

	Director	, 2016
Mutsutake Otsuka

	Director	, 2016
Seiichi Kondo

Authorized Representative in the United States:

JX Nippon Oil & Energy (Americas) Inc.

By:
	Name:	Toshihiko Ogawa
	Title:	Chairman & President
	Date:	, 2016